Commission File Number

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 31, 2005

eircom Group plc

Valentia Telecommunications

eircom Funding

eircom Limited

114 St. Stephen’s Green West,

Dublin 2

Ireland

Tel: (+353) 1 602 7900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 30, 2005, eircom Group plc released a circular and notice of extraordinary general meeting for the proposed acquisition of the Meteor Group and the proposed 5 for 12 rights issue of 313,054,059 new shares at €1.35 per new share, a copy of which is attached as Exhibit 99.1 hereto.

On August 30, 2005, eircom Group plc released a prospectus for the proposed acquisition of the Meteor Group and the proposed 5 for 12 rights issue of 313,054,059 new shares at €1.35 per new share, a copy of which is attached as Exhibit 99.2 hereto.

Disclosure Regarding Forward-Looking Statements

This report may include forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology, or by discussions of strategy. These forward-looking statements include all matters that are not historical facts.

Exhibit 99.1

CLASS 1 CIRCULAR DATED 30 AUGUST 2005

THIS DOCUMENT AND ITS ENCLOSURES ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own personal finance advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or who is authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 if you are in Ireland, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom or Ireland.

If you sell or have sold or otherwise transferred all of your Existing Shares, please forward this document and the accompanying documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of Existing Shares, you should retain this document and the accompanying documents.

Morgan Stanley is acting exclusively for the Company and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition, the Rights Issue or any other matters referred to in this document.

Goodbody Corporate Finance is acting exclusively for the Company and no one else in connection with the Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or any other matters referred to in this document.

Goodbody Stockbrokers is acting exclusively for the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Rights Issue or any other matters referred to in this document.

For a discussion of certain risk factors which should be taken into account when considering whether to vote in favour of the Resolutions, see Part III of this document.

The distribution of this document and/or the accompanying documents into jurisdictions other than the United Kingdom and Ireland may be restricted by law and therefore persons into whose possession this document and/or the accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of such jurisdictions.

Capitalised terms have the meanings ascribed to them in the “Definitions” and “Glossary of Technical Terms” sections of this document.

eircom GROUP PLC

(registered in England and Wales under the Companies Act 1985 with registered number 4827199)

Proposed Acquisition of the Meteor Group

Proposed 5 for 12 Rights Issue of 313,054,059 New Shares at €1.35 per New Share

Circular and Notice of Extraordinary General Meeting

UK Sponsor and Financial Adviser

Morgan Stanley

Irish Sponsor and Financial Adviser

Goodbody Corporate Finance

Your attention is drawn to the letter from the Chairman of eircom Group on pages 10 to 18 of this document, recommending you to vote in favour of the Resolutions described in this document. You should read this document in its entirety and consider whether to vote in favour of the Resolutions in light of the information contained in, or incorporated by reference into, this document.

Notice of an Extraordinary General Meeting of eircom Group, to be held at Portmarnock Hotel & Golf Links, Portmarnock, Co Dublin at 11.00 a.m. on 15 September 2005 is set out at the end of this document.

Shareholders will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Shareholders are requested to complete and return the Form of Proxy whether or not they intend to be present at the meeting. To be valid, Forms of Proxy should be completed and signed in accordance with the instructions printed thereon and returned by post or by hand so as to reach the Registrars as soon as possible and, in any event, by no later than 11.00 a.m. on 13 September 2005. Return of a Form of Proxy will not preclude a Shareholder from attending and voting at the meeting.

All Shareholders on the register of members of the Company at the close of business on 26 August 2005, have been sent this document. In addition, all such Shareholders other than, subject to certain exceptions, those Shareholders with a registered address in the United States have been sent a Prospectus and, subject to certain conditions being satisfied, including passing of the Resolutions, it is expected that Qualifying non-CREST Shareholders other than, subject to certain exceptions, Qualifying Non CREST Shareholders with a registered address in the United States will be sent a Provisional Allotment Letter on or around 15 September 2005, such documents constituting the offer under the Rights Issue to Qualifying Shareholders.

This document does not constitute an offer to sell or the solicitation of an offer to acquire New Shares and/or Provisional Allotment Letters and/or Nil Paid Rights and/or Fully Paid Rights and/or to take up any entitlements. The New Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

No person has been authorised to give any information or to make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by eircom Group or the Underwriters. Subject to the Listing Rules and/or the Prospectus Rules, neither the delivery of this document, nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Group or the Enlarged Group since the date of this document or that the information in it is correct as at any subsequent date.

The Existing Shares have been admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. Application has been made to the Irish Stock Exchange and the UK Listing Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to be admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority, and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. Subject to certain conditions being satisfied, it is expected that Admission to the Official Lists will become effective and that dealings in the New Shares will commence on the Irish Stock Exchange and the London Stock Exchange nil paid on 16 September 2005.

Morgan Stanley Securities Limited and Goodbody Stockbrokers may engage in trading activity for the sole purpose of hedging their commitments under the Underwriting Agreement. Such activity may include purchases and sales of securities of the Company and related or other securities and instruments (including Ordinary Shares, Nil Paid Rights and Fully Paid Rights).

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans, “goal”, “target”, “aim”, “may”, “will”, “would”, “could” or “should” or, in each case, their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of eircom Group or the Enlarged Group (as applicable) concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Group, the Enlarged Group and the industries in which they operate.

By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance. The Group’s or the Meteor Group’s or the Enlarged Group’s actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward looking statements contained in this document. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Group, the Meteor Group or the Enlarged Group (as the case may be), and the development of the industries in which it operates, are consistent with the forward looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

•	changes in the competitive and regulatory framework in which the Group, the Meteor Group or the Enlarged Group operate;

•	increased competition from other companies in the industry in which the Group, the Meteor Group or the Enlarged Group operates and its ability to retain its market share;

•	changes in consumer preferences among communication technologies, including trends toward mobile substitution;

•	the Group’s, the Meteor Group’s or the Enlarged Group’s ability to generate growth or profitable growth, particularly as growth slows in the Irish fixed-line telecommunications market;

•	the Group’s, the Meteor Group’s or the Enlarged Group’s high leverage and ability to generate sufficient cash to service its debt;

•	the impact of changes in accounting principles;

•	regulatory developments with respect to tariffs, terms of interconnect and customer access;

•	the Group’s, the Meteor Group’s or the Enlarged Group’s ability to comply with existing and newly implemented regulatory regimes;

•	the Group’s or the Enlarged Group’s ability to reduce its workforce;

•	the Group’s, the Meteor Group’s or the Enlarged Group’s ability to control its capital expenditures and other costs;

•	the requirement to renew Meteor’s GSM licence on an annual basis;

•	significant changes in exchange rates, interest rates and tax rates;

•	significant technological and market changes;

•	the effect of the Acquisition of the Meteor Group on the Group;

•	the Enlarged Group’s ability to achieve its key commercial objectives following the Acquisition;

•	future business combinations or dispositions; and

•	general local and global economic, political, business and market conditions.

You are advised to read this document in its entirety, and in particular the parts headed “Letter from the Chairman” and “Risk Factors”, for a further discussion of the factors that could affect the Group’s or the Meteor Group’s or the Enlarged Group’s future performance and the industries in which they operate. In light of these risks, uncertainties and assumptions, the events described in the forward looking statements in this document may not occur.

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Other than in accordance with its legal or regulatory obligations (including under the Listing Rules and/or Prospectus Rules and/or Disclosure Rules), neither eircom Group nor the Underwriters undertakes any obligation to update or revise publicly any forward looking statement, whether as a result of new information, future events or otherwise.

CERTAIN CONVENTIONS AND FINANCIAL STATEMENT PRESENTATION

References in this document to “eircom Group” or the “Company” refer to eircom Group, the ultimate parent company of Valentia Telecommunications and eircom. References in this document to “eircom” refer to eircom Limited, an Irish limited company and a wholly owned subsidiary of Valentia Telecommunications and eircom Group.

References in this document to “we”, “us”, “our”, “the Group” and similar terms refer to: eircom Limited and its subsidiaries when discussing events on or prior to 1 November 2001, the date eircom Limited was acquired by Valentia Telecommunications; Valentia Telecommunications and its subsidiaries when discussing events that occurred on or after 2 November 2001 and on or before 8 July 2003; eircom Group and its subsidiaries when discussing events that occurred on or after 9 July 2003; and the Enlarged Group following the Acquisition (should it proceed). References in this document to “we believe” and “we expect” are references to the Directors’ beliefs and expectations.

Unless otherwise indicated, financial information for eircom Group in this document has been prepared in accordance with UK GAAP.

Some financial information in this document has been rounded and, as a result, the numerical figures shown as totals in this document may vary slightly from the exact arithmetic aggregation of the figures that precede them.

The form of the pro forma financial information set out in Part VI of this document headed “Unaudited Pro Forma Statement” does not comply with Article 11 of Regulation S-X issued by SEC and accordingly should not be relied upon as if it has been prepared in accordance with such requirements.

The financial information contained in this document for the Meteor Group has been compiled from the consolidated audited financial statements of the Meteor Group for the three years ended 31 December 2004 after making adjustments to conform with the accounting policies set out in Part IV — “Information on Meteor — Financial Information on the Meteor Group”, which are consistent with the accounting policies of the eircom Group and UK GAAP at 31 March 2005.

This document contains references to EBITDA and Adjusted EBITDA. “EBITDA” means operating profit or loss before interest, tax, depreciation and amortisation. See section 3 of Part IV — “Information on Meteor — Operating and Financial Review and Prospects” for further information. Although EBITDA and Adjusted EBITDA are not measures of operating income, operating performance or liquidity under UK GAAP, US GAAP or IFRS, they are presented because they are used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures and because some of the covenants in the Group’s debt agreements are based on similar measures. EBITDA should not, however, be considered in isolation or as a substitute for operating income as determined by UK GAAP, US GAAP or IFRS, or as an indicator of operating performance, or of cash flows from operating activities as determined in accordance with UK GAAP. Furthermore, EBITDA is derived from the Group’s or the Meteor Group’s respective UK GAAP financial statements. This document contains quantitative reconciliations of EBITDA for the Meteor Group to the closest UK GAAP measure.

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The prospective financial information included in this document has been prepared by the Company’s management for use in the Rights Issue in accordance with local market practice in the UK and in accordance with UK GAAP effective as at 31 March 2005. Such information is the responsibility of the Company’s management. PricewaterhouseCoopers has neither examined nor compiled the accompanying prospective financial information for the purpose of its inclusion herein, and accordingly, PricewaterhouseCoopers does not provide any form of assurance with respect thereto for the purpose of this document. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. PricewaterhouseCoopers’ reports included in this document relate to the Company’s historical financial statements. They do not extend to the prospective financial information and should not be read to do so.

BASES AND SOURCES

Unless the source is otherwise stated, the industry and market data in this document have been derived from the Group’s management records. The financial information in this document relating to the Group has been extracted without material adjustment from the Annual Report and Accounts, except (a) in the case of the financial information in respect of the Acquisition Pro Forma Adjustments and Rights Issue Pro Forma Adjustments contained in the pro forma in Part VI — “Unaudited Pro Forma Statement”, such information has been extracted from the Group’s management records; (b) in the case of the financial information for the three-month periods ended 30 June 2004 and 30 June 2005, such information has been extracted from the Group’s accounting records; and (c) where stated otherwise. The financial information in this document relating to the Meteor Group has been extracted without material adjustment from (a) the Meteor Group’s Financial Information Table or (b) unaudited accounting records of the Meteor Group, except where stated otherwise.

Where stated, the market and competitive position data in this document have been obtained from quarterly and other information published by ComReg, the Irish telecommunications regulator, or from other third party sources. None of such data has been independently verified by eircom Group.

In this document, third party sources have been referenced by use of a footnote reference (e.g. A) which corresponds to the relevant third party source. A complete list of third party sources is included in Part X of this document.

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EXPECTED TIMETABLE FOR THE RIGHTS ISSUE AND THE ACQUISITION

2005
Latest time and date for receipt of Forms of Proxy	11.00 a.m. on Tuesday 13 September

Record date for the entitlements under the Rights Issue	close of business on Tuesday 13 September

Latest time and date for receipt of electronic proxy appointments via the CREST system	5.00 p.m. on Tuesday, 13 September

Extraordinary General Meeting	11.00 a.m. on Thursday 15 September

Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only)	Thursday 15 September

Dealings in New Shares, nil paid, commence on the London Stock Exchange and Irish Stock Exchange	8.00 a.m. on Friday 16 September

Existing Shares marked “ex-rights” by the London Stock Exchange and Irish Stock Exchange	8.00 a.m. on Friday 16 September

Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)	as soon as practicable after 8.00 a.m. on Friday 16 September

Nil Paid Rights and Fully Paid Rights enabled in CREST as soon as practicable after	Friday 16 September

Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form)

4.30 p.m. on Friday 30 September

Latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on Tuesday 4 October

Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. on Wednesday 5 October

Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	11.00 a.m. on Friday 7 October

Dealings in New Shares, fully paid, commence on the London Stock Exchange and the Irish Stock Exchange and New Shares credited to CREST stock accounts (uncertificated holders only)	8.00 a.m. on Monday 10 October

Despatch of definitive share certificates for New Shares in certificated form	by Thursday 20 October

Completion of the Acquisition	by the end of December

Notes:

(i)	The dates set out in the expected timetable for the Rights Issue and the Acquisition above and mentioned in this document, the Prospectus and the Provisional Allotment Letter may be adjusted by the Company (with the agreement of the Underwriters), in which event details of the new dates will be notified to the UK Listing Authority and to the Irish Stock Exchange and, where appropriate, to Shareholders. In particular, pursuant to the Underwriting Agreement, the Company and the Underwriters have agreed that if a supplementary prospectus is issued by the Company two Business Days or fewer prior to the date specified in the expected timetable for the Rights Issue and the Acquisition above as the latest date for acceptance and payment in full, such date shall be extended to the date which is three Business Days after the date of issue of the supplementary prospectus.

(ii)	References to times in this document are to London and Dublin time.

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RELEVANT DOCUMENTATION

The Prospectus dated 30 August 2005, which accompanies this document and/or is available for inspection in accordance with paragraph 13 of Part VII — “Additional Information”, contains information which is relevant to the Rights Issue and the Acquisition.

The tables below set out sections of the Prospectus which are incorporated by reference into this Circular so as to provide the information required pursuant to paragraph 10.4.1R(2)(g) of the UK Listing Rules, paragraphs 16.2, 17.2, 18.1, 19, 20.8, 22 of Annex I of the Prospectus Rules (as incorporated by Chapter 13 Annex 1G of the UK Listing Rules and Chapter 10 Appendix 1 of the Irish Listing Rules), and paragraphs 7.4.1(2)(g) of the Irish Listing Rules, and to ensure that Shareholders and others are aware of all information which, according to the particular nature of the Company, the Acquisition, and of the New Shares to be offered pursuant to the Rights Issue, is necessary to enable Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Company, the benefits and risks associated with the Acquisition, and of the rights attaching to the New Shares.

Sections of the Prospectus incorporated by reference into the Circular	Destination of incorporation	Page number in the Circular
Paragraph 24.4 of Part IX — “Additional Information — Senior Credit Facility” (page 287)	Paragraph 1 of Part I — “Letter from the Chairman — Introduction”	10
Part VIII — “Profit Forecast for Meteor” (page 215)	Paragraph 4 of Part I — “Letter from the Chairman — Information on Meteor”	12
Paragraph 24.2 of Part IX — “Additional Information — Underwriting Arrangements” (page 285)	Paragraph 7 of Part I — “Letter from the Chairman — Benefits of the Acquisition and financial impact of the Acquisition and Rights Issue”	14
	Paragraph 9 of Part I — “Principal terms of the Rights Issue”	15
Note 1 of Part B of Part VI — “Unaudited Quarterly Results of the Company for the Quarter ending 30 June 2005” (page 108)	Paragraph 8 of Part I — “Letter from the Chairman — Current Trading and Prospects of the Group and the Enlarged Group”	14
Paragraph 7.2(e) of Part IX — “Additional Information” (page 234)	Paragraph 11 of Part I — “Letter from the Chairman — Holders of Convertible Preference Shares”	16
Paragraph 18 of Part IX — “Additional Information — Dividend policy” (page 271)	Paragraph 12 of Part I — “Letter from the Chairman — Dividend policy”	16
Part I — “Financial Information and Operating and Financial Review relating to the Company — Operating and Financial Review — Principal changes arising from the application of IFRS” (page 90)	Risk Factors headed “Changes in accounting principles (particularly the introduction of IFRS) may materially affect the financial results of the Group and/or the Enlarged Group and our ability to pay dividends.”	29
Part III — “Information of the Business — Regulation” (page 130)	Risk Factors headed “The mobile communications industry is highly regulated. Regulation may limit Meteor’s flexibility to manage its business and subject it to regulatory risks.”	37

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Sections of the Prospectus incorporated by reference into the Circular	Destination of incorporation	Page number in the Circular
Paragraph 8.1 of Part IX — “Additional Information — Directors’ and Senior Executives’ interests” (page 243)	Paragraph 2.2 of Part VII — “Additional Information — Directors’ and Senior Executives’ interests”	85
Paragraph 8.4 of Part IX — “Additional Information — Interests of major Shareholders” (page 245)	Paragraph 2.3 of Part VII —“Additional Information — Interests of major Shareholders”	85
Paragraph 9 of Part IX — “Additional Information — Directors’ Service Contracts and letters of appointment” (page 254)	Paragraph 3 of Part VII —“Additional Information — Directors’ Service Contracts and letters of appointment”	85
Paragraph 15 of Part IX — “Additional Information — Related party transactions” (page 268)	Paragraph 6 of Part VII —“Additional Information — Related party transactions”	86
Paragraph 20 of Part IX — “Additional Information — Litigation” (page 273)	Paragraph 8.1 of Part VII —“Additional Information — Litigation — eircom Group”	86
Paragraph 24 of Part IX — “Additional Information — Material contracts of eircom Group” (page 285)	Paragraph 9 of Part VII —“Additional Information — Material contracts of eircom Group”	87
Part X — “Definitions” (page 299)	Part VIII — “Definitions”	89
Part XI — “Glossary of Technical Terms” (page 308)	Part IX — “Glossary of Technical Terms”	90

Other information incorporated by reference into the Circular	Destination of incorporation	Page number in the Circular
Annual Report and Accounts 2005 (of eircom Group): the Consolidated Financial Statements of eircom Group for the financial year ended 31 March 2005, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and Auditors Report (pages 63 to 107 inclusive, which includes the Independent Auditors’ Report in its entirety)	Risk Factors headed “Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends.”	29
	Part VI — “Unaudited Pro Forma Statement”	81

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Part I

LETTER FROM THE CHAIRMAN

Directors:	Registered Office: 1 Park Row, Leeds, LS1 5AB Head Office: 114 St Stephen’s Green West, Dublin 2, Ireland

Sir Anthony O’Reilly
Con Scanlon
Dr Philip Nolan
Peter Lynch
Cathal Magee
David McRedmond
John Conroy
Didier Delepine
Irial Finan
Kevin Melia
Padraic O’Connor
Maurice Pratt
Donal Roche
30 August 2005

To Shareholders and, for information only, to members of the Share Schemes and the holders of the Convertible Preference Shares

Dear Shareholder

Proposed acquisition of the Meteor Group and 5 for 12 Rights Issue of 313,054,059 New Shares

1.    INTRODUCTION

Your Board announced on 25 July 2005 that the Company has signed a conditional agreement for the acquisition of WWII, the holding company of Meteor, which values the Meteor business at €420 million on a debt-free basis. Meteor is the third largest mobile operator in IrelandA, with a subscriber share of approximately 10%F and a subscriber base that more than doubled from 181,000 as at 31 December 2003 to 425,000B as at 31 July 2005.

In addition, the Group announced that it intends to raise approximately €423 million, the proceeds of which will be used to fund payment of the cash consideration for the Acquisition and repayment of certain intercompany debt of Meteor in connection with the Acquisition. The Rights Issue is fully underwritten by Morgan Stanley and Goodbody Stockbrokers. All Shareholders on the register of members of the Company at the close of business on 26 August 2005 other than, subject to certain exceptions, those Shareholders with a registered address in the United States, have also been sent a Prospectus in relation to the Rights Issue. The Prospectus contains all the terms of the Rights Issue, including details as to entitlements, acceptance and payment.

The Acquisition is conditional, inter alia, upon certain regulatory consents being obtained and on Admission. In view of its size, the Acquisition is also conditional upon Shareholder approval. Shareholder approval will also be sought for the necessary authority to allot the New Shares to be issued under the Rights Issue. In addition, given the size of the Acquisition, the Company has sought and obtained the consent from its lending banks to complete the Acquisition. For details of the bank consent, see paragraph 24.4 of Part IX of the Prospectus headed “Senior Credit Facility”, which has been incorporated by reference into this document.

The purpose of this document is to provide you with details of the Acquisition, to explain why the Directors believe that the Acquisition and the Rights Issue are in the best interests of the Company and its Shareholders, and to seek your approval for the Acquisition and to grant the Directors the necessary

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authority to allot the New Shares. A notice convening an Extraordinary General Meeting of the Company at which the Resolutions are to be proposed, is set out at the end of this document.

The Rights Issue Price of €1.35 per New Share represents a 27.8% discount to the closing middle market price on the Irish Stock Exchange of €1.87 per Existing Share on 22 July 2005, the last practicable date before the press release announcing the Rights Issue, and a 24.2% discount to the closing middle market price on the Irish Stock Exchange of €1.78 per Existing Share on 29 August 2005, the last practicable date before the publication of this Circular.

2.    REASONS FOR THE ACQUISITION

We believe that the Acquisition represents a significant opportunity for the Company, in line with its stated strategic objective of re-entering the Irish mobile sector, which has amongst the highest average revenue per unit, or ARPU in Europe as well as attractive demographics. The Acquisition is expected to enable the Company to effectively double its addressable market by value to approximately €4 billionA. The Company is the principal provider of fixed-line telecommunications services in Ireland. As at 31 March 2005, the Company had approximately 2 million fixed-line telephone access channels in service and approximately 128,000 broadband subscribersJ. Following the Acquisition, the Company will be the only provider of fixed-line, broadband and mobile communication services focused on the Irish market. We will seek to double Meteor’s share of the Irish mobile sector and grow ARPU over the next three to four years. In addition to growing pre-paid subscriber acquisitions, we will also seek to drive growth and improve ARPU by focusing on building its share in the post-paid consumer, corporate and small and medium enterprise, or SME, segments.

The Company has chosen to finance the Acquisition through the proceeds of the Rights Issue to strengthen the balance sheet based on an assessment of the Company’s cash requirements for investment and working capital, scheduled debt repayments, further investment in Meteor, and further development opportunities in the mobile sector.

3.    GROUP STRATEGY

Our goal is the creation of shareholder value by maintaining our market leadership in the fixed-line market and capturing value in the mobile market, while positioning eircom to best capture any new opportunities that may be available as these markets converge. We will work to provide our customers with a full range of telecommunications services in both the fixed and the mobile markets. The key elements of our strategy are:

Maintain leadership in the fixed-line market

We aim to maintain our leadership in the fixed-line market by:

•	maintaining strong brand recognition to retain customer loyalty. We will continue to build and develop our brand and our proposition to both retain existing customers and to win back customers we lose to competitors;

•	highlighting the affordability, capacity, quality and reliability of fixed-line services and the benefits they bring to the home and to businesses;

•	growing the Irish broadband sector and maintaining our leadership position in this sector; and

•	investing in the network. Our fixed network investment program is focussed on improving service levels, delivering efficiencies, providing broadband and securing the platform for future growth opportunities in the data area. We intend to carry out a comprehensive, technical and commercial review of our network and consider the investment requirements of a next generation network.

Capture value in the mobile market

We will work to create maximum value from the acquisition of the Meteor Group by consolidating their existing business and focusing on growing it into the future. We will do this by:

•	consolidating existing customer base through appropriate retention programs and improved promotion campaigns;

•	extending Meteor’s reach beyond the segments it currently addresses, enabling it to address the full Irish mobile market;

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•	developing Meteor’s value proposition to appeal to higher spend customers with lower propensity to churn, especially into the post-paid and business segments;

•	using eircom’s skills and expertise where appropriate to develop Meteor’s mobile opportunities; and

•	investing in the network. We will invest in the Meteor network to ensure the coverage, product range and quality of services that Meteor’s existing and new mobile customers expect.

We recognise the eventual cost and content advantages of 3G to the Enlarged Group and our intention is to seek to obtain access to the 3G spectrum in due course in the most commercially attractive way ensuring Meteor can provide 3G services as and when required by customer base.

If the Acquisition does not complete, the Directors will consider alternative mobile re-entry strategies.

Position eircom for convergence opportunities

We will continue to evaluate new technologies such as converged fixed-mobile handsets and home gateways, and explore how these can be used to meet our customers needs. By growing our mobile activity we will ensure that eircom is best positioned as these technologies evolve so that we can both defend and grow our business into the future.

Enhance cash flow

We will continue to focus on improving underlying cash generation in our operations by reducing our operating costs in our fixed-line business through further reductions in headcount and maintaining control of our expenditure through a disciplined investment programme.

Reduce debt

We will continue to reduce our levels of indebtedness over time to support our ability to pay dividends to our shareholders and achieve investment grade status for the Group in the medium to long term.

4.    INFORMATION ON METEOR

Meteor is a provider of mobile communications services in Ireland, delivering voice and data services to its customers over its GSM/GPRS network. Meteor is currently wholly owned by WWIHC through WWII.

Meteor is the third largest mobile operator in Ireland in terms of subscribersA. As at 31 July 2005, Meteor had over 425,000 mobile subscribers, a subscriber base which had more than doubled in the preceding 18 monthsB. Meteor had a share of approximately 10%F of the Irish mobile sector as at 31 May 2005, as compared to approximately 5%E as at 31 December 2003. Vodafone and O2 had a combined share of approximately 90%F as at 31 May 2005.

Currently, Meteor focuses on the pre-paid segment, with approximately 96%B of its subscribers being on pre-paid plans as at 31 July 2005. We believe that there are opportunities for increasing Meteor’s presence in the consumer, SME and corporate and post-paid sectors as, according to ComReg, pre-paid subscribers constituted 73%A of the Irish mobile sector as at 31 March 2005.

Meteor offers a variety of wireless products and services, including short messaging service, or SMS, voicemail, message alert, caller ID, call waiting, call hold and conference calling. Meteor also offers a variety of data services that enable users to access information, send and receive e-mail and other digital content, play games, and download ring tones to their handsets.

Meteor has a network infrastructure that covers the vast majority of the Irish population including coverage in Dublin and the other main metropolitan areas. National coverage is currently achieved through a roaming agreement with O2. Meteor’s network enables it to offer a full suite of high-speed data services. GSM 1800 MHz technology is deployed in the metropolitan areas, while 900 MHz is deployed in less populated areas. Since early 2004, major components of Meteor’s network infrastructure have been supplied by Ericsson.

For the financial year ended 31 December 2004 Meteor had revenues of €93.6 millionN, an increase of 59%N on the previous year. In the same period, applying eircom Group’s accounting policies, Meteor had an EBITDA loss of €7.3 million (excluding a foreign exchange gain of €11.2 millionN), a loss on ordinary activities before taxation of €45.1 millionN and gross assets of €189 millionN.

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As stated at the time of the announcement of the Acquisition and Rights Issue on 25 July 2005, the Directors expect that, in the absence of unforeseen circumstances, Meteor will be EBITDA positive for the first time in its current financial year ending 31 December 2005, excluding the effect of foreign exchange gains or losses arising from existing intercompany debt. These foreign exchange gains or losses will not continue after repayment of this intercompany debt on completion of the Acquisition. The Directors confirm that this profit forecast continues to be valid. Further details of the bases and assumptions underlying this profit forecast (together with confirmations by the Directors relating to the profit forecast) are set out in Part VIII — “Profit forecast for Meteor” of the Prospectus, which has been incorporated by reference into this document.

Further information on Meteor is contained in Part IV of this document headed “Information on Meteor”.

5.    THE IRISH MOBILE SECTOR

The Irish mobile sector is an attractive one for mobile communications. It is currently dominated by two substantial players, Vodafone and O2, which have a combined subscriber share of approximately 90%A and represent approximately €2 billionS of combined revenues per year. Although mobile penetration is close to 100%A, it is expected that the sector will continue to grow as the Irish population is forecast to increase by approximately 1 million (or 25%) over the next 15 years from 4 million currentlyD. In addition, between now and the end of 2009, the Irish economy is expected to grow at an annual average GDP growth rate of 4.4% as compared to the EU average of 2.2%G. Furthermore, mobile ARPUs in Ireland are among the highest in Europe, being €48C per month compared to the European average of €31C. The average post-paid proportion of Irish mobile operators’ subscriber bases was around 27%C as at 31 March 2005 (compared to approximately 2%A for Meteor).

6.    PRINCIPAL TERMS OF THE ACQUISITION

Under the terms of the Acquisition Agreement, eircom has agreed to acquire WWII, the holding company of Meteor, from WWIHC. The cash consideration payable by eircom is €420 million, including repayment of certain intercompany debt of Meteor. The purchase price is not subject to adjustment.

Pursuant to the terms of the Acquisition Agreement, WWIHC has given certain representations and warranties, undertakings and indemnities that are customary for a transaction of this nature, including undertakings relating to the Meteor Group being free of third party financial indebtedness at completion, undertakings to conduct business in the ordinary course prior to completion and certain non compete and non solicitation covenants following completion. eircom has also given certain limited representations and warranties, undertakings and indemnities that are customary for a transaction of this nature, including undertakings in relation to satisfaction of the conditions to the Acquisition. Further details of these representations and warranties, undertakings and indemnities are set out in Part V of this document headed “Principal Terms of the Acquisition Agreement”.

The Acquisition Agreement is conditional upon, inter alia, approval by Shareholders of the Resolutions at the Extraordinary General Meeting; Admission; there being no breach of representations and warranties given by WWIHC that have a material adverse effect on the Meteor Group; and the receipt of certain regulatory approvals from the relevant competition authorities under the Irish Competition Act. Although the Board is confident that the required regulatory approvals will be obtained, there can be no assurance as to the timing or outcome of the approval processes or that such approvals will not be subject to conditions, including the giving of certain undertakings by the Company.

eircom or WWIHC may also terminate the Acquisition Agreement prior to completion unless all conditions (other than the regulatory conditions) are satisfied (or waived) on or before 31 October 2005 or (if all such conditions are satisfied or waived by 31 October 2005) where the regulatory conditions are not satisfied on or before 31 January 2006. WWIHC may also terminate the Acquisition Agreement if Admission has not occurred on or before 30 September 2005.

We currently expect that completion of the Acquisition will take place by the end of 2005.

The aggregate costs and expenses payable by the Company in connection with the Rights Issue and Acquisition are estimated at approximately €26 million and €12 million respectively.

Further details on the principal terms and material conditions of the Acquisition Agreement are set out in Part V of this document headed “Principal Terms of the Acquisition Agreement”.

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7.    BENEFITS OF THE ACQUISITION AND FINANCIAL IMPACT OF THE ACQUISITION AND RIGHTS ISSUE

The Board expects that Meteor will deliver a positive EBITDA contribution (before foreign exchange gains or losses) from the current financial year onwards and expects positive net earnings and free cash flow from the financial year ending 31 March 2007 (the first full year after expected completion of the Acquisition). Similarly, the Board believes that the Acquisition will enhance the Company’s earnings per share (before goodwill, amortisation and exceptional items) and expects it will be free cash flow per share accretive from the financial year ending 31 March 2009.

In addition to funding the Acquisition, the Rights Issue has been structured in a way that is expected to have the effect of creating distributable reserves equal to the net proceeds of the Rights Issue less the par value of the New Shares issued by the Company. The Company and Morgan Stanley Securities Limited have agreed to subscribe for ordinary shares in Newco. The Underwriters will then apply monies that they receive from Qualifying Shareholders or renouncees taking up New Shares under the Rights Issue, after deducting commissions, to subscribe for redeemable preference shares in Newco. The Company will allot and issue the New Shares to those persons entitled thereto in consideration of the Underwriters transferring their holdings of redeemable preference shares in Newco, and Morgan Stanley Securities Limited transferring its holding of ordinary shares in Newco, to the Company. Accordingly, instead of receiving cash as consideration for the issue of the New Shares, at the conclusion of the Rights Issue the Company will own the entire issued share capital of Newco whose only asset will be its cash reserves, which will represent an amount equivalent to the net proceeds of the Rights Issue. The Company will be able to utilise this amount by redeeming the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to the Company. The structure of the Rights Issue is expected to have the effect of creating distributable reserves equal to the proceeds of the Rights Issue less the par value of the New Shares issued by the Company. It should be possible for the Company to declare dividends from the distributable reserves created in the future, provided that the Company has sufficient cash resources to fund such dividends, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such dividends. For a description of the Rights Issue structure, see paragraph 24.2 of Part IX — “Additional Information” of the Prospectus, which has been incorporated by reference into this document.

An unaudited pro forma statement of consolidated net assets of the Enlarged Group, prepared for illustrative purposes only, showing the effect of the Acquisition and the Rights Issue is set out in Part VI  — “Unaudited ProForma Statement” of this document.

8.    CURRENT TRADING AND PROSPECTS OF THE GROUP AND THE ENLARGED GROUP

The Group

Trading at the Group to the date of this document has been in line with the Directors’ expectations since the publication of the results for the year ended 31 March 2005 and the Directors are confident of the underlying financial and trading prospects of the Group for the current financial year.

Revenue for the quarter ended 30 June 2005 was €399 millionM. EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property was €149 millionM. This excludes a significant profit before taxation made from property transactions in the quarter of approximately €46 millionM, resulting in approximately €60 millionM of extra cash flow, which has been received during August 2005. Payments in respect of capital expenditure of €60 millionM were made in the quarter, focused on increasing capacity, demand growth and ADSL roll-out. Headcount stood at 7,263 as at 30 June 2005, and the Directors believe that the Group will achieve its stated target level of 7,000 employees by 31 March 2008. ADSL customers increased to 156,000 as at 19 August 2005 (compared to 54,000 in June 2004). A final dividend of €0.06M per Ordinary Share was approved by Shareholders at the annual general meeting on 25 July 2005. As a result, €45 millionM was paid to the Shareholders on 12 August 2005.

The financial information included in the above paragraph has been prepared in accordance with IFRS. For a description of the basis of preparation of the financial information, please refer to Note 1 of Part B of Part VI—“Unaudited Quarterly Results of the Company for the Quarter ending 30 June 2005” of the Prospectus, which has been incorporated by reference into this document.

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The Enlarged Group

The Directors believe that, following completion of the Acquisition, the Enlarged Group is well placed to take advantage of opportunities arising from the increase in its addressable market. The Directors have confidence in the financial and trading prospects of the Enlarged Group for the current financial year.

9.    PRINCIPAL TERMS OF THE RIGHTS ISSUE

The Board intends to offer the New Shares by way of rights to all Qualifying Shareholders other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the US on the following basis:

5 New Shares at €1.35 per New Share for every 12 Existing Shares held and registered in their name at the close of business on the Record Date. Fractions of New Shares will not be allotted to any Qualifying Shareholders, but will be aggregated and sold in the market ultimately for the benefit of the Company. Shareholders with fewer than 12 Existing Shares will not be entitled to acquire any New Shares.

The Nil Paid Rights or Fully Paid Rights represented by a PAL may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST.

The Rights Issue Price of €1.35 per New Share represents a 27.8% discount to the closing middle market price on the Irish Stock Exchange of €1.87 per Existing Share on 22 July 2005, the last practicable date before the press release announcing the Rights Issue, and a 24.2% discount to the closing middle market price on the Irish Stock Exchange of €1.78 per Existing Share on 29 August 2005, the last practicable date before the publication of this Circular.

The Company has arranged for the Rights Issue to be underwritten by the Underwriters in order to provide certainty as to the amount of capital to be raised. For a summary of the material terms of the underwriting arrangements, see paragraph 24.2 of Part IX — “Additional Information” of the Prospectus, which has been incorporated by reference into this document.

The Rights Issue is conditional, amongst other things, on Shareholders approving the Acquisition and the Acquisition Agreement not having been terminated (and no termination rights existing under it having arisen) before Admission. After Admission, the Rights Issue will proceed even if the Acquisition does not. In these circumstances the Directors will consider whether to keep some or all of the net proceeds of the Rights Issue to fund an alternative mobile re-entry strategy or whether to return some or all of such proceeds to Shareholders. In considering how any such proceeds might be returned to Shareholders, the Directors will take into account, amongst other things, the tax implications for Shareholders. After the Rights Issue closes and pending completion of the Acquisition, the proceeds of the Rights Issue will be held by the Company and placed in an interest-bearing deposit account.

Prior to Admission, the Underwriters may terminate the Underwriting Agreement in certain circumstances. If this occurs, the Rights Issue will not proceed and the Acquisition cannot be completed.

The Rights Issue will result in the issue of 313,054,059 New Shares (representing approximately 29.4% of the issued share capital of the Company, as enlarged by the Rights Issue). The New Shares will, when issued and fully paid, rank equally in all respects, including dividend rights, with, and have the same rights as, the Existing Shares. Application has been made for the New Shares to be admitted to CREST and held in uncertificated form. The New Shares are capable of being held in certificated form.

10.    eircom GROUP EMPLOYEE SHARE OPTION AND AWARD PLANS

To take account of the Rights Issue, the Remuneration Committee proposes to increase the number of Ordinary Shares in respect of which options granted under the Share Option Plan and awards made under the Share Award Plan may be exercised, and to reduce the price at which Ordinary Shares may

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be acquired on the exercise of options granted under the Share Option Plan. These adjustments, which will be made in accordance with the rules of the Share Option Plan and the Share Award Plan, will be determined by the Remuneration Committee by reference to the theoretical ex-rights price of Ordinary Shares and will not affect the aggregate amount payable by option holders upon the exercise of options under the Share Option Plan.

If the Remuneration Committee considers it appropriate, the performance conditions applicable to options granted under the Share Option Plan will also be adjusted to take account of the Rights Issue. The Committee intends that any amended performance targets will be no less demanding than those applicable prior to the Rights Issue. Any such change would be made in accordance with the terms on which the options were granted, which allow the Remuneration Committee to amend performance targets following a capital reorganisation. Details of any amended performance targets will be disclosed in the directors’ remuneration report for the financial year ending on 31 March 2006.

11.    HOLDERS OF CONVERTIBLE PREFERENCE SHARES

Under the Articles, the ESOT has rights to convert Convertible Preference Shares into Ordinary Shares periodically. A summary of these conversion rights is set out in paragraph 7.2(e) of Part IX “Additional Information” of the Prospectus, which has been incorporated by reference into this document. The next date on which the ESOT is entitled under the Articles to convert Convertible Preference Shares to Ordinary Shares is 29 September 2005. Under the Articles, Convertible Preference Shares can only be converted to Ordinary Shares on a Conversion Date if the volume weighted average market price of the Ordinary Shares on the Conversion Date is equal to or exceeds the Floor Price (currently €1.32S). Following completion of the Rights Issue, the Floor Price will be reduced in accordance with the formula set out in Article 20(dd)(iii) of the Articles. It is expected that application of such formula (which is dependent on certain variable factors) will result in the Floor Price being reduced to not less than €1.22S.

12.    DIVIDEND POLICY

For further information on the dividend policy of the Company, see paragraph 18 of Part IX of the accompanying Prospectus, which has been incorporated by reference into this document.

13.    ESOT VOTING UNDERTAKINGS AND CURRENT INTENTIONS

The ESOT, which holds 20.9% of the Company’s total issued ordinary share capital, has given an irrevocable undertaking to WWIHC that it will vote in favour of all resolutions at an extraordinary general meeting required to approve and implement the Acquisition. Separately, the ESOT has stated that it intends to take up its rights in full under the Rights Issue.

14.    OVERSEAS SHAREHOLDERS

New Shares will be provisionally allotted to all Qualifying Shareholders, including all Qualifying Shareholders with a registered address in the United States. However, due to securities law restrictions in the United States, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States will not be sent a Provisional Allotment Letter nor will they have their stock accounts in CREST credited with entitlements to Nil Paid Rights, as applicable, and Shareholders with a registered address in the United States who were on the register of members of the Company at the close of business on 26 August 2005 have not been, and will not be, sent a copy of the Prospectus. Notwithstanding the above, if Qualifying Shareholders provide to the Company proof satisfactory to the Company that they are able properly and lawfully to receive a copy of the Prospectus and/or either receive a Provisional Allotment Letter or have their stock account in CREST credited with their entitlements to Nil Paid Rights, as applicable, without the contravention of any registration or other legal requirement in any jurisdiction, they will be sent a Prospectus and/or either be sent a Provisional Allotment Letter or have their stock account in CREST credited with their entitlements to Nil Paid Rights, as applicable. Any Shareholder who believes that he or she may be able to take advantage of the exception outlined immediately above should contact the Company Secretary either in writing at the address on the front of this letter or by telephone on +353 1 701 5631.

For the avoidance of doubt, and notwithstanding the provisions in the above paragraph, this Circular has been sent to all Shareholders on the register of members of the Company at the close of business on 26 August 2005.

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15.    EXTRAORDINARY GENERAL MEETING

The notice convening the Extraordinary General Meeting of the Company to be held at Portmarnock Hotel & Golf Links, Portmarnock, Co Dublin at 11.00 a.m. on 15 September 2005 is set out at the end of this document. The purpose of this meeting is to seek Shareholders’ approval of the Resolutions set out in the notice of the Extraordinary General Meeting. If passed, the Resolutions will:

(a)	approve the Acquisition; and

(b)	authorise the Directors pursuant to section 80 of the UK Companies Act to allot relevant securities up to a maximum aggregate nominal amount of €31.4 million, which the Directors intend to allot in connection with the Rights Issue, being 313,054,059 Ordinary Shares, representing 41.7% of the total issued Ordinary Share capital on 29 August 2005, the last practicable date before the publication of this document. This authority shall expire on the earlier of fifteen months from the date of the resolution and the conclusion of the next annual general meeting of the Company (unless previously revoked, varied or extended by the Company in general meeting).

16.    ACTION TO BE TAKEN

Extraordinary General Meeting

You will find enclosed with this document a form of proxy for use at the Extraordinary General Meeting or at any adjournment thereof. You are requested to complete and sign the form of proxy in accordance with the instructions printed on it and return it as soon as possible, but in any event so as to be received no later than 11.00 a.m. on 13 September 2005, by the registrars, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notice convening the Extraordinary General Meeting at the end of this document. The lodging of the form of proxy (or the electronic appointment of a proxy) will not preclude you from attending and voting at the meeting in person if you so wish.

Only holders of Ordinary Shares may vote at the Extraordinary General Meeting. Holders of Convertible Preference Shares are entitled to attend the Extraordinary General Meeting but not to vote.

Rights Issue

You are not required to take any action at present in relation to the Rights Issue. If the Resolutions are passed and at the time the conditions to which the Rights Issue is subject (other than Admission) have been satisfied, it is intended that:

(i)	if you are a Qualifying non-CREST Shareholder (with a registered address other than in the United States, subject to certain exceptions), you will be sent a Provisional Allotment Letter giving details of your Nil Paid Rights by post on or about 15 September 2005; and

(ii)	if you are a Qualifying CREST Shareholder (with a registered address other than in the United States, subject to certain exceptions), your CREST stock account will be credited with entitlements to Nil Paid Rights on 16 September 2005.

If you sell or have sold or otherwise transferred all of your Existing Shares held in certificated form before 16 September 2005, please forward this document and the accompanying documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee.

The latest time for acceptance under the Rights Issue is expected to be 11.00 a.m. on 7 October 2005, unless otherwise announced by the Company. The procedure for acceptance and payment is set out in the Prospectus. Further details will also appear in the Provisional Allotment Letter that is expected to be sent on 15 September 2005 to all Qualifying Non-CREST Shareholders (other than subject to certain exceptions, those Qualifying Non-CREST Shareholders with registered addresses in the United States).

17.    FURTHER INFORMATION

Your attention is drawn to the further information set out in Part II to Part VII of this document.

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18.    FINANCIAL ADVICE

The Directors have received financial advice from Morgan Stanley and Goodbody Corporate Finance. In providing advice to the Directors, Morgan Stanley and Goodbody Corporate Finance have relied upon the Directors’ commercial assessments of the Acquisition.

19.    RECOMMENDATION

The Directors consider the Acquisition, the proposed Rights Issue and the Resolutions to be in the best interests of the Company and its Shareholders as a whole and, accordingly, recommend Shareholders to vote in favour of the Resolutions, as they intend to do in respect of their own beneficial holdings, amounting to approximately 0.5% of the total issued ordinary share capital of the Company.

Yours sincerely,

Sir Anthony O’Reilly

Chairman

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Part II

SOME QUESTIONS AND ANSWERS ON THE RIGHTS ISSUE

The questions and answers set out in this Part II are intended to be in general terms only and, as such, you should read all of this document and the Prospectus for full details of what action you should take. If you are in any doubt as to what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or who is authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 if you are in Ireland, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom or Ireland.

What is a rights issue?

Rights issues are a way for companies to raise money. They do this by giving their existing shareholders the right to acquire new shares in proportion to their existing shareholdings. This Rights Issue is an offer (other than, subject to certain exceptions, to Shareholders with a registered address in the United States) of 5 New Shares for every 12 Existing Shares held at the close of business on 13 September 2005 (the record date for establishing entitlements under the Rights Issue). So, if you hold Ordinary Shares at the close of business on the record date for establishing entitlements under the Rights Issue, you will be entitled to acquire 5 New Shares for every 12 Existing Shares you hold. Your entitlement to New Shares will be rounded down to the nearest whole number of New Shares as fractions of New Shares will not be allotted. Shareholders with fewer than 12 Existing Shares will not be entitled to acquire any New Shares. New Shares are being offered in the Rights Issue at a discount to the share price prior to announcement and therefore the right to acquire the New Shares is potentially valuable. In this Rights Issue, the Rights Issue Price represents a discount of 27.8% to the closing middle market price on the Irish Stock Exchange of €1.87 per Existing Share on 22 July 2005, the last practicable date before the press release announcing the Rights Issue and a 24.2% discount to the closing middle market price on the Irish Stock Exchange of €1.78 per Existing Share on 29 August 2005, the last practicable date before the publication of this Circular.

If you do not want to acquire the New Shares to which you are entitled, you can instead sell your rights to those shares, even though the amount payable on acceptance of the offer has not been paid. You are also able to acquire more rights in the market. This is referred to as dealing “nil paid”.

What happens next?

In view of its size, the Company needs the approval of Shareholders to proceed with the Acquisition. In order to undertake the Rights Issue, the Directors also need the approval of Shareholders to grant the Directors the necessary authority to allot the New Shares. The Company has called an Extraordinary General Meeting to be held at Portmarnock Hotel & Golf Links, Portmarnock, Co Dublin at 11.00 a.m. on 15 September 2005 to obtain these approvals. The notice of the Extraordinary General Meeting is set out at the end of this document.

Whether or not you are eligible or intend to acquire any New Shares under the Rights Issue, and whether or not you propose to attend the Extraordinary General Meeting in person, you are requested to complete and return the enclosed Form of Proxy in accordance with the instructions printed on it so as to be received by the Company’s registrars, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, as soon as possible and, in any event, so as to arrive by not later than 11.00 a.m. on 13 September 2005. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notice convening the Extraordinary General Meeting at the end of this document. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not prevent you from attending and voting at the Extraordinary General Meeting in person if you wish to do so.

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What do I need to do in relation to the Rights Issue?

You are not required to take any action at present in respect of the Rights Issue. Additional information on the Rights Issue can be found in the Prospectus. It is intended that if the Resolutions are passed at the Extraordinary General Meeting, and certain other conditions are satisfied, the Rights Issue will proceed. If you hold your Ordinary Shares in certificated form and (subject to certain exceptions) your registered address is not in the United States, a Provisional Allotment Letter will be despatched to you on or about 15 September 2005. If you hold your shares in uncertificated form and (subject to certain exceptions) your registered address is not in the United States, it is expected that Nil Paid Rights will be credited to your CREST stock account on or about 16 September 2005.

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Part III

RISK FACTORS

The Acquisition and the Rights Issue are subject to a number of risks. Accordingly, Shareholders should consider carefully all of the information set out in this document and the risks attaching to an investment in the Company, including, in particular, the risks described below, prior to making any decisions on whether or not to vote in favour of the Resolutions and whether or not to make an investment in the Company. Additional risks and uncertainties, not presently known to the Directors or that the Directors currently consider to be immaterial, may also have an adverse effect on the Group and/or the Meteor Group and/or the Enlarged Group.

The Group’s and/or the Enlarged Group’s business, financial condition or results of operations could be materially and adversely affected by any of the risks described below. In such case, the market price of the Ordinary Shares may decline due to any of these risks and investors may lose all or part of their investment.

RISKS RELATING TO OUR EXISTING BUSINESS

Increasing competition in the Irish fixed-line telecommunications market makes our existing business vulnerable to further market share loss.

The Irish fixed-line telecommunications market, the market in which we currently operate, is competitive, and we believe that continuing regulatory initiatives will make it increasingly so. Since 2000, we have been required to provide carrier pre-selection, or CPS, which allows customers to choose another authorised operator as the default carrier for some or all calls, and geographic and non-geographic number portability, which allows customers to change to another authorised operator without changing their telephone number. Additional regulatory measures were introduced, including CPS enhancements, which allow other authorised operators, or OAOs, to offer customers connected to our network a bundled product consisting of line rental and call services with a single bill, and partial private circuits, or PPCs, which allow OAOs to use our network to provide connectivity from their customers’ premises to their point of connection with our network. We were required to provide single billing through wholesale line rental, or WLR, in June 2003, PPCs in July 2003 and CPS enhancements in September 2003. These regulatory initiatives have increased the ease with which our customers can move to OAOs.

We have had significant success in winning back lost customers in the past. Since CPS was introduced in January 2000, we estimate, based on our internal traffic analysis system, that we have succeeded in winning back approximately 59% of customers who had moved to OAOs. However, restrictive guidelines introduced by ComReg in September 2003 on conducting win-back sales activities when a customer chooses an alternative operator (which, for example, prohibit us from contacting a former customer for at least a three-month period from the date of the loss of that customer) have made it harder for us to regain lost business. Since the liberalisation of the Irish fixed-line telecommunications market, our market share, based on turnover, has decreased. Prior to the liberalisation, we held a virtual monopoly in this market. In the first year following liberalisation, according to quarterly data published by ComReg, our market share, based on turnover, decreased to approximately 93% at 31 December 1999K. At 31 December 2004, our market share, based on turnover, was approximately 79%C. Due to the regulatory measures described above and increasing competition, we are vulnerable to further loss of market share in the future.

Competition in our existing business could also lead to:

•	loss of existing or prospective customers and greater difficulty in retaining existing customers and consequent bad debt exposure;

•	continued price erosion for our products and services;

•	increased pressure on our profit margins, preventing us from maintaining or improving our current level of operational profitability; and

•	obsolescence of existing technologies and the need for more rapid deployment of new technologies.

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The turnover and profitability of our existing business will be adversely affected as the rate of growth in the Irish fixed-line telecommunications market continues to decline as a result of increasing mobile substitution or otherwise.

In its quarterly reports, ComReg publishes market revenues for the fixed-line market, and in its latest report covering the quarter from January to March 2005A, ComReg has adopted a revised categorisation of revenues and has re-stated fixed-line revenues for quarter one 2004 to quarter four 2004. Under the revised categorisation, the latest ComReg publication states fixed-line revenues for quarter one 2005 as €504 million and re-states quarter one 2004 revenues as €492 million, implying a 2.4% increase over a twelve month period. However, previously published quarterly revenuesI indicated annual decreases of about 4% for recent quarters compared to the respective quarter of the previous yearI. We are in discussions with ComReg to understand the changes made. Pending resolution of these discussions, our view is that revenue in the fixed-line market is declining at approximately 2% per annum, and that our market share, based on turnover, continues to be approximately 79%, as it has been over recent years.

The ComReg quarterly reports indicate that annualised total fixed-line revenues fell from approximately 60%H of total telecoms revenue in 2002 to approximately 50%A in the financial year ended 31 March 2005, primarily as a result of an increase in mobile revenues. We believe that the decline in revenues in the fixed-line market overall, as well as a decline in revenues in the fixed-line voice sector, has been caused by increasing competition, particularly from mobile operators. Although the effects of fixed-to-mobile substitution are difficult to quantify, we believe it has had a negative impact on growth in the Irish fixed-line telecommunications market and will continue to do so, as a growing number of customers not only place more calls from a mobile telephone instead of a fixed-line, but choose to forego having a fixed-line installed at home in favour of using a mobile phone. We believe that the Irish fixed-line telecommunications market will continue to slow or decline, and there may continue to be periods of flat or negative growth, making it more difficult for us to increase fixed-line turnover or may even lead to a decrease in our fixed-line turnover.

If ComReg changes the terms of the retail price cap it has imposed, our ability to adjust our pricing may be further restricted and, as a result, our fixed-line turnover and operating profit may decline.

In February 2003, ComReg changed the cap it imposes on a specified basket of our retail products and services from a permitted annual change in average prices equal to the Irish consumer price index, or CPI, minus 8%, to a permitted annual change equal to CPI minus 0%. ComReg also made other changes, including eliminating the sub-caps it had previously imposed on individual services within the basket.

ComReg stated in its “Response to Consultation and Consultation on Draft Decision” dated 22 March 2005, relating to the market analysis of retail fixed narrowband access markets, that we are now fully rebalanced and proposed to impose a sub cap on public switched telephone network, or PSTN, line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year effective from the date of the decision. In subsequent years, this will be at the rate of CPI minus 0%. ComReg have indicated in the market analysis of retail voice calls that the current price cap will continue until the markets are next reviewed for significant market power, or SMP, designation and remedies.

Our existing business is dependent upon increased turnover from data services, which is an increasingly competitive market.

Our existing business is dependent upon increased turnover from data services to offset the impact of the declining market for fixed-line voice services on our operating results and to maintain our long-term profitability of that business. If demand for internet access and usage does not grow, if our customers do not adopt our more expensive and faster forms of internet access, such as asymmetric digital subscriber line, or ADSL, or if our competitors offer cheaper or more attractive services, we may not be able to increase our data services turnover. Our broadband services are subject to competition based on a wholesale version of our own service (bitstream), from services provided by competitors over other technologies such as cable modems, wireless or satellite, and from services built by competitors that are based on unbundled local loops and co-location. We are experiencing significant migration

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from dial-up internet access to flat rate tariff access services based on flat rate internet access call origination, or FRIACO, and to ADSL services. In addition, our existing business may face increased competition in this market from mobile companies following the implementation of 3G technology, which will allow mobile operators to offer higher rate data services to their customers through their mobile networks. Whilst the Acquisition will enable us to compete in the mobile market through Meteor’s existing network, Meteor’s relatively small share of this market and its current lack of 3G capability will mean that the Enlarged Group will remain subject to this competitive pressure.

In order to maintain or improve our profitability, we need to implement a further reduction in the workforce employed in our existing business, which may be difficult to implement.

In order to maintain or improve our profitability, we need to continue to reduce our existing workforce. Our ability to do so, however, is limited by statutory protections enjoyed by our employees and our collective agreements with trade unions. Accordingly, we are focusing on reducing our workforce through, amongst other things, voluntary severance and early retirement programmes. We have reduced the average number of employees from 9,129 for the financial year ended 31 March 2003 to 8,306 for the financial year ended 31 March 2004 and to 7,595 for the financial year ended 31 March 2005. This decline in average headcount reflects the impact of our voluntary severance, as well as the reduction of employees in connection with our discontinuation, disposal and exit of various businesses, and outsourcing certain activities through managed service contracts. Although we intend to continue to offer voluntary severance and early retirement programmes to our employees on a targeted basis, there can be no assurance that we will be able to implement further sizeable reductions.

Unless we are able to achieve a sizeable reduction in the workforce employed in our existing business over the next few years, our profitability is likely to decline. In addition, the measures that we implement to reduce employee numbers may entail significant costs affecting our earnings. We created a provision of €412 millionR in the financial year ended 31 March 2000 to finance our restructuring programme, which has been used principally to pay for staff exits. Included within this provision as at 31 March 2005 is a net deficit on an annuity plan of €78 millionS offered as part of the restructuring programme which is expected to be utilised over a period of eight years. The remainder of the restructuring provision was fully utilised by 30 June 2004.

Further anticipated staff reductions in future years will impact our profitability.

Changing technologies and markets could require us to make substantial additional investments in our existing business, increase competition and have a negative impact on our turnover.

Our existing business operates in an industry characterised by rapid technological and market changes. We must anticipate and adapt to these changes and introduce, on a timely basis, competitively priced products and services that meet constantly changing industry standards and customer preferences. As new technologies are developed, we may have to implement these new technologies at a substantial cost to us in order to remain competitive. In addition, our competitors may implement new technologies, products or service initiatives before we do, which may allow them to provide lower priced or better quality services. In particular, any widespread adoption of voice over IP services, or VoIP, based on broadband access technologies may negatively impact our revenues from circuit switched voice services. If this occurs, it could hamper our ability to compete effectively and, as a result, decrease the turnover and operating profits of our existing business.

The Irish Government may use its position as a customer in the Irish fixed-line telecommunications market to promote competition in this market in a manner that is unfavourable to us.

The Irish Government is a significant customer of our existing business through its various agencies. We provide a range of services to the Irish Government under several contracts with differing renewal dates. Press reports have suggested that the Irish Government may seek to use its service requirements to promote competition in the Irish fixed-line telecommunications market. While we will compete for renewal of Irish Government business as those contracts come up for tender or renewal, if the Irish Government were to transfer a significant portion of its business to OAOs, our turnover may decline, which would adversely affect our profitability.

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We are dependent on Ireland for substantially all of our turnover and, if growth in the Irish economy slows, it could have a negative effect on our turnover and profitability.

Substantially all of our turnover is generated in Ireland. Demand for our products and services in Ireland is influenced by a number of factors, including the strength of the Irish economy. If economic growth in Ireland slows, it could have a material negative effect on our turnover and profitability.

A change in our tax residence could have a negative effect on our profitability.

Although we are incorporated in England and Wales, our Directors seek, and intend to continue to seek, to ensure that our affairs are conducted in such a manner that we are resident in Ireland for Irish and UK tax purposes and for the purposes of the United Kingdom-Ireland double tax treaty. As a result of a technical requirement in the UK tax legislation, we fall within the ambit of the UK “controlled foreign companies” regime. However, the UK tax authorities have previously confirmed that, based on the rationale for the formation of the existing group structure, we will not be liable to UK tax under that regime in respect of the Company’s current subsidiaries.

The proposed transactions involve the acquisition of further non-UK resident companies, which could technically fall within the “controlled foreign companies” regime. However, H.M. Revenue & Customs has given written clearance that the controlled foreign companies rules will not be applied in relation to these acquired companies, provided that Newco dividends up any net income to the Company.

It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or the renegotiation of the United Kingdom-Ireland double tax treaty, or as a result of any change in the conduct of our affairs following a review by our Directors or a change in the activities or circumstances of our subsidiaries, we could become, or be regarded as having become, resident in the UK or elsewhere or become liable to UK tax under the UK “controlled foreign companies” tax regime.

Should we cease to be resident in Ireland for tax purposes, we may be subject to a charge to Irish capital gains tax on our assets, and our change of residence might cause some or all of our subsidiaries to cease to be Irish tax resident which could make them also subject to a charge to Irish capital gains tax on their assets, other than Irish trading assets. This could also interfere with the manner in which interest costs of Valentia Telecommunications and eircom Funding are utilised for Irish tax purposes. This could also mean that dividends paid between companies in the Group could give rise to taxation as opposed to the current position whereby dividends paid by one Irish resident company to another Irish resident company do not give rise to a liability to Irish taxation.

RISKS RELATING TO THE REGULATION AND LICENSING OF OUR EXISTING BUSINESS

The provision of fixed-line telecommunications services in Ireland is subject to extensive regulation. The interpretation of existing regulations in a manner unfavourable to us, or the adoption of new policies or regulations that are unfavourable to us, could disrupt our existing business operations and could cause our operating profit to decline.

The fixed-line telecommunications services that we provide are subject to extensive regulation. ComReg oversees the manner in which we provide many of our retail and wholesale services and regulates the prices at which they are provided. In addition, the Minister may, in the interests of proper and effective regulation of the Irish telecommunications market, give policy directions to ComReg to be followed in the exercise of its regulatory functions. ComReg is obligated to pursue a policy of fostering increased competition in the Irish telecommunications market, and requires us to provide specified wholesale services to OAOs in order to allow these operators to compete in the retail market. Providing these wholesale services has resulted in a loss of our market share in the retail fixed-line market, which we believe is likely to continue to decline. ComReg is also in the process of introducing new requirements to foster further competition, which could lead to further market share loss. We expect that OAOs will seek to exploit these new requirements to increase their market share, but we do not know to what extent these actions will impact us.

ComReg recently issued new pricing directions over our wholesale services, which may negatively impact our turnover and operating profit.

ComReg requires us to provide wholesale services to OAOs and regulates the prices at which we offer these services. For example, the pricing of unbundled local loop access services, as well as the pricing

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of interconnect services which generate most of our wholesale revenues, generally must be based on the long run incremental costs of providing them, together with a permissible rate of return on our capital.

In November 2004, ComReg directed that the monthly rental for eircom’s unbundled loop metallic path, or ULMP, product would be set at €14.65 per month from 1 December 2004 for a period of twelve months, with increases on 1 December 2005, 1 December 2006 and 1 December 2007, limited to no more than the level of CPI.

The pricing for shared access to eircom’s unbundled loops was not addressed in the ComReg decision on fully unbundled loops in November 2004. ComReg is currently consulting on this pricing and published a draft direction in March 2005 proposing a monthly rental price of €0.39. We have responded to these proposals rejecting them and are awaiting a response from ComReg.

Consistent with the Minister’s 26 March 2004 policy direction to ComReg, on 31 March 2004, we launched our enhanced CPS single billing through WLR product. Since 1 April 2004, prices for the WLR product have been set based on ComReg’s direction at the retail price less 10%. In March 2005, ComReg published a draft direction on the market analysis for the retail fixed narrowband access markets. ComReg states that it intends to continue with the application of the retail minus price control for WLR for the period of the market review.

Proposed or directed changes to the prices of our wholesale fixed-line products and services may negatively impact our revenue, profit and retail market share.

ComReg is considering whether to introduce a price cap on our wholesale services, including interconnect services. Although we cannot predict the terms of any wholesale price cap ComReg may adopt, a wholesale price cap may restrict our ability to make changes to our wholesale prices and consequently may negatively impact our turnover and operating profit.

Currently, our wholesale interconnect tariffs are determined by us and submitted to ComReg for review and approval. Typically, the initial rates we set are subject to change as they are reviewed by ComReg, with a final rate set with retrospective effect. In May 2003, ComReg stated that it believed in principle that a wholesale price cap should be introduced and that it would consult further in a separate paper on this matter shortly. In August 2003, ComReg further noted that it found the responses received in regards to the consultation helpful and where appropriate would factor the responses into its analysis. ComReg has also recently commenced a bottom-up review of the costings of our core network. The outcome of this review may serve as an input to the setting of a wholesale price cap by ComReg. We believe that a price cap approach to wholesale prices is in principle a more favourable approach than the current approach that combines setting interim rates, finalising rates after year end and making retrospective payments, if requested, based on final rates. However, ComReg could establish price caps on these wholesale services in a manner that could restrict our ability to make a profit on the provision of these services which would adversely affect our turnover and operating profit. ComReg has proposed moving to a price cap for interconnect services in the consultation on market analysis for interconnection markets but acknowledges that the annual review regime may have to continue in the short term.

If ComReg reduces our leased line prices or adopts new regulation of leased lines that is unfavourable to us, our turnover and operating profit may decline.

We are required to submit, for ComReg’s approval, proposed prices or price changes for the leased lines minimum set. Our leased line prices were last amended in July 2000. ComReg has indicated on a number of occasions that it intends to review leased line prices and from time to time has sought cost and market share data in relation to leased line prices.

ComReg has issued a number of directions requiring us to transfer leased lines with minimum interruption in service at prevailing wholesale rates if a retail customer wishes to switch to another authorised operator for leased line services. ComReg issued the most recent direction on 15 January 2004 and the process to allow the transfer of leased lines from retail to wholesale customers has been implemented.

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In April 2005, under the new EU regulatory framework for the electronic communications, networks and services sector, or NRF, ComReg issued a decision re-confirming regulatory obligations related to eircom’s supply of wholesale leased lines and PPCs. We have appealed this ComReg decision to the Appeals Panel and await further clarification. The Company is appealing the following elements of ComReg’s decision:

•	the decision to define the market for terminating segments of leased lines and the market for trunk segments of leased lines according to a boundary identified as at the customer’s leased line serving exchange;

•	the decision to designate eircom as having SMP in the market for trunk segments of leased lines on the basis of the above market definition;

•	the obligation imposed on eircom to provide a wholesale leased line;

•	the obligation imposed on eircom to provide wholesale equivalents of retail leased line offerings; and

•	the obligation imposed on eircom specifying the price at which eircom provided wholesale leased lines to OAOs.

Carrier pre-selection enhancements requiring us to provide single billing facilities and restrictions on our customer win-back activities could result in a loss of market share and a decline in our turnover and operating profit.

Since 2000, we have been required to provide CPS for voice services to OAOs, which allows customers to select more easily the services of our competitors. In July 2002, ComReg required us to introduce CPS enhancements, including measures that allow OAOs to combine line rental and call services in a single bill. Until March 2004, customers of our competitors generally received two bills: one from us for line rental and one from the other operator for calls.

In January 2003, ComReg directed the implementation of single billing products: SB-WLR, SB-AR and wholesale ancillary service, or WAS. Under SB-WLR we are obliged to offer OAOs a wholesale version of retail line rental with all calls being carried through CPS. SB-AR is an agreement for onward billing to the end-user. WAS services permit call tracking, call barring, voicemail, call waiting, three way calling and alarm/reminder call. These changes make the services of our competitors more attractive to customers.

On 24 September 2003, ComReg directed a change to the industry code of practice to establish a “no contact” period of three months for all win-back activities other than win-back activities relating to single billing through WLR services, to which a “no contact” period of four months applies. The directed three month “no contact” period for CPS, which applies to all authorised operators, was due to be reviewed by ComReg within 18 months of the original direction, i.e. by March 2005. However, ComReg has not indicated whether it will review this arrangement. We have raised serious concerns regarding the legal basis of ComReg’s direction. The proposed amended CPS code of practice outlined in ComReg’s direction has been suspended by ComReg because other operators refused to sign up to it. In light of industry concerns, ComReg published a consultation entitled “Amendment of Certain Terms and Conditions of Operators’ General Authorisation” in August 2004. This consultation proposed to include the CPS code of practice in the “General Authorisation”. We responded to this consultation in October 2004 and to date there has been no further response from ComReg. Our policy is to comply with the industry code of practice while continuing consistently to raise concerns regarding the legal basis of the code with ComReg.

If we are found to be in violation of applicable laws and regulations in relation to our win-back activity, we could be subject to financial penalties and ComReg could further restrict our procedures or initiate enforcement proceedings. Any or all of these recent developments could result in further loss of existing market share and a decline in our turnover and operating profit.

Our universal service obligations could have a negative impact on our profitability.

Under EU directives that have been implemented into Irish law, ComReg is required to promote the availability of specified fixed-line telephony services to all users in Ireland, regardless of their geographical position, at an affordable price. We are the only telecommunications provider in Ireland obligated to provide these services, known as universal service obligations, or USO, and we are

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required to do so even if the service is uneconomic from our perspective. Our USO requires us to provide basic voice services, standard fax and low-speed data services and reasonable access to public pay phones and directory enquiry services as well as services adapted for disabled users. In addition, USO services are required to be provided at geographically averaged prices throughout Ireland.

We are not compensated for providing these services. There is a statutory provision that permits ComReg to establish a fund that would allow us to recover part of the costs of meeting our USO if ComReg determines that the net cost of meeting our USO is an unfair burden on us. We have completed an independent study of the net cost of USO on us and we are considering seeking the establishment of such a fund in the current year. If such a fund is not established it will have neutral impact on the current operating profit. However if the losses we incur from satisfying our USO increase and a USO fund is not established, our operating profit may be negatively impacted.

As a result of government and regulatory initiatives, we may be subject to increased competition in broadband, which may negatively impact our turnover and profitability.

The Irish Government has taken a number of initiatives in the context of the national development plan to promote investment in broadband infrastructure in Ireland. This includes the development of metropolitan area fibre networks, or MANs, which can provide wholesale broadband capacity in certain cities and towns around Ireland. In June 2004, the Government awarded a 15 year contract to E-net (an authorised operator in the electronic communications industry) to operate a wholesale, operator neutral service through the MANs. In addition, national connectivity is now also available through the backbone network developed by the state funded Electricity Supply Board and Bord Gáis. If the effect of government investment is to assist other competitors in building their own networks, we may suffer a competitive disadvantage.

Ministerial policy directions issued to ComReg in February 2003 outlined a number of key policy priorities for ComReg, including broadband development. Regulatory measures introduced in 2003 required us to offer certain wholesale products such as PPCs at a regulated price. Such measures facilitate offerings by OAOs of competing retail broadband services.

Under the NRF, ComReg has also proposed the introduction of an interim price control of a fixed money amount margin squeeze between eircom’s retail and wholesale bitstream prices in February 2005. We have appealed this ComReg decision to the Appeals Panel, which must endeavour to determine the matter before the end of 2005. The outcome of the appeal may have an impact on the timing of our retail broadband product development, specifically in terms of price changes designed to further stimulate the market.

In January 2004, ComReg directed us to offer an ADSL bitstream port transfer service, which will allow a customer with an existing retail ADSL service to switch to another authorised operator without a significant break in service.

ComReg also recently directed us to provide an in-situ leased line transfer facility where an end customer to whom we provide a line wishes to switch to another authorised operator.

Other developments by the Irish Government include:

•	in December 2003, the Minister announced a broadband action plan, which includes government funding to deliver broadband throughout Ireland, including continued funding for the development of government owned MANs; a scheme assisting rural communities in obtaining broadband services from a range of providers; increased fines for violations of communications laws; and new policy directions to ComReg requiring it to promote competitive pricing; and

•	on 10 February 2004, the Minister launched a new independent, consumer information website about broadband services in Ireland where consumers can compare the price of offerings from a number of Irish broadband service providers.

Regulatory investigations and litigation may lead to fines or other penalties.

We are regularly involved in litigation and regulatory enquiries and investigations involving our operations. ComReg and other regulatory bodies regularly make enquiries and conduct investigations

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concerning our compliance with applicable laws and regulations. On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we have put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, it could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

We are presently awaiting the outcome of three appeals before the Appeals Panel. Given the inherent unpredictability of the quasi-judicial appeals process, it is possible that an adverse outcome in such appeals could, from time to time, have a material adverse effect on our operating results or cash flows.

Planning licence fees, if applicable to us, may adversely affect our profitability.

Under Irish planning legislation introduced in 2003, where a licence is granted by a planning authority to a person to erect, construct, place and maintain overhead cables or wires on, over or along a public road, a fee is payable to the planning authority for every year or part of a year for which the licence is granted. This fee could be determined to apply to our networks, which encompass overhead wires and poles. If it is determined that the licence fee is applicable to our networks and is enforced on an annual basis, it may adversely affect our profitability.

RISKS RELATING TO AN INVESTMENT IN THE COMPANY/ENLARGED GROUP

We have a significant amount of indebtedness, which may impair our operating and financial flexibility and could adversely affect the business and financial position of the Group and/or the Enlarged Group and our ability to pay dividends.

We have a substantial amount of debt and significant debt service obligations. As at 30 June 2005, we had gross outstanding indebtedness of €2.632 billionM. Through Valentia Telecommunications, we have unused commitments of €150 millionS under our Senior Credit Facility. We anticipate that our substantial leverage (including for the Enlarged Group) will continue for the foreseeable future.

Our substantial indebtedness has important consequences for you as shareholders. For example, it:

•	requires us to dedicate a substantial portion of our cash flow from operations to payments to service our debt, which reduces the funds available for working capital, capital expenditure, acquisitions and other general corporate purposes;

•	limits our ability to pay dividends;

•	limits our ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes;

•	could limit our flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industries in which we operate;

•	could place us at a competitive disadvantage compared to our competitors that are less leveraged than we are; and

•	could increase our vulnerability to both general and industry specific adverse economic conditions.

The Senior Credit Facility, the Senior Notes and the Senior Subordinated Notes contain a number of financial, operating and other obligations that limit our operating and financial flexibility. Our ability to comply with these obligations depends on the future performance of our business.

In addition, interest on debt under our Senior Credit Facility is calculated on a floating rate basis. We have €750 millionS of unhedged floating rate debt under our Senior Credit Facility, with an interest rate at 1.25% over EURIBOR as at 30 June 2005. An increase in interest rates would increase our interest expense under the Senior Credit Facility which would in turn reduce the funds available to make

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payments on our Senior Notes and Senior Subordinated Notes and any other debt we have. It would also reduce the funds available to finance our operations and future business opportunities and to pay dividends, with potentially further adverse effects as described above.

Our ability to pay dividends is limited by applicable company law, our status as a holding company, certain agreements to which Group companies are party and the requirement to pay dividend entitlements on our Preference Shares.

Under UK company law, we can only pay cash dividends to the extent that we have distributable reserves and cash available for this purpose. In addition, as a holding company, our ability to pay dividends, first, to the holders of Preference Shares and, thereafter, to the holders of Ordinary Shares is affected by a number of factors, principally our ability to receive sufficient dividends from our subsidiaries. The payment of dividends to us by our subsidiaries is, in turn, subject to certain restrictions, including similar Irish company laws requiring the existence of sufficient distributable reserves and cash in our subsidiaries and restrictions contained in the Senior Credit Facility and the Amended Indentures. Any limitation on the ability of our subsidiaries to pay dividends (for example, as a result of profitability or distributable reserves in these subsidiaries being adversely affected) may reduce our ability to pay dividends to our shareholders. In particular, Meteor has substantial accumulated realised losses which are partially offset by capital contributions received in the form of non-refundable gifts from its parent company. Meteor will be unable to consider paying a dividend until, amongst other things, it has accumulated realised reserves, which would include realised profits and capital contributions, in excess of accumulated losses.

The Company has three classes of issued Preference Shares carrying cumulative dividend entitlements ranking in priority to the holders of Ordinary Shares. Under the Articles, accrued dividends on these Preference Shares must be paid in full prior to payment of dividends to the holders of Ordinary Shares. The total dividends paid on the Preference Shares for the financial year to 31 March 2005 were €21 millionR. It is expected that the aggregate cash amount required each year to fund payments of dividends on the Preference Shares will fall over time as the ESOT converts Convertible Preference Shares into Ordinary Shares in accordance with its stated intentions. However, if Convertible Preference Shares are not converted by the ESOT then this amount will not reduce significantly over time.

Changes in accounting principles (particularly the introduction of IFRS) may materially affect the financial results of the Group and/or the Enlarged Group and our ability to pay dividends.

Commencing with the quarter ended 30 June 2005, the Group prepares its consolidated financial statements in accordance with IFRS. For information on the principal changes arising from the change from UK GAAP to IFRS, see Part I — “Financial Information and Operating and Financial Review relating to the Company — Operating and Financial Review — Principal changes arising from the application of IFRS” of the Prospectus, which has been incorporated by reference into this document. Implementation of IFRS has a negative effect on our financial results, on our distributable reserves and on our ability to pay dividends.

However, it is not at this time possible to quantify the impact of adopting IFRS on the financial results of the Group and/or the Enlarged Group (including Meteor) for the financial years ending 31 March 2006 and beyond.

Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends.

As at 31 March 2005, we had a net pension deficit (net of deferred tax) of €578 millionR of which €510 millionM (net of deferred tax) was not recognised in our financial statements as a reduction in distributable reserves in accordance with FRS17, “Retirement Benefits”. While €510 millionM of this net pension deficit was not recognised in the balance sheet as permitted under the transitional rules for implementing FRS17, the deficit was disclosed in note 28 to the consolidated financial statements of eircom Group contained in the Annual Report and Accounts for the financial year ended 31 March 2005, which has been incorporated by reference into this document.

Under UK GAAP, we would have been required to fully implement FRS17 in our financial year ending 31 March 2006, at which time we would have been required to recognise the full amount of any unrecognised deficit in our consolidated financial statements.

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However, we will prepare our financial statements for the financial periods commencing after 31 March 2005 in accordance with IFRS, rather than current UK GAAP (including FRS17). The accounting treatment for a pension surplus or deficit under IFRS is different from FRS17 and is addressed in IAS 19. The accounting treatment for first time adoption of IFRS is addressed in IFRS 1, which sets out how IAS 19 should be applied on first time adoption of IFRS. The adoption of IAS 19 as it currently stands allows the recognition of the net actuarial loss element of a pension deficit as a realised loss in the profit and loss account (and distributable reserves) to be spread over the average remaining working lives of employees in the scheme, provided the necessary actuarial information is available, rather than as a single reduction in distributable reserves as would be the case with FRS17. The net unrecognised actuarial deficit under IFRS as at 30 June 2005 was €765 millionM. The profit and loss charge for pensions for the financial year ended 31 March 2005, had IAS 19 been in effect, would have been approximately €57 millionM. The expected profit and loss charge for the financial year ended 31 March 2006 is expected to be less than €90 millionM. Our distributable reserves, and consequently our ability to pay dividends, will be reduced to the extent that the deficit is required to be recognised at the end of each financial year. There may be continuing development in IAS 19 and, consequently, there is uncertainty about exactly what IAS 19 will require in future years. If we have a significant pension deficit in future years (which is dependent, amongst other things, on changes in the valuation of publicly traded equities and interest rates), depending on the accounting treatment adopted at that time, we may (unless we are able to take steps to increase distributable reserves within the Group) be unable to pay any dividends.

The ESOT will continue to hold a significant shareholding and its interests may conflict with your interests as an investor.

The ESOT currently holds 20.9% of our Ordinary Shares and if it takes up its rights under the Rights Issue, this percentage will remain the same. In addition, the ESOT holds interests in our Preference Shares. The terms of the Convertible Preference Shares held by the ESOT will enable the ESOT, subject to certain limitations, to convert such shares, over time, into Ordinary Shares (on the basis of the volume weighted average price of an Ordinary Share on the relevant conversion date) provided that following conversion, the ESOT’s holding, taken together with those acting in concert with the ESOT (as determined in accordance with the provisions described below), does not exceed 29.9% of the issued Ordinary Shares. The ESOT has the right pursuant to the Articles to appoint three directors to the Board for so long as it (or its nominee(s)) continues to hold at least 18% of our issued Ordinary Shares (which number will decrease to two directors when it (or its nominee(s)) holds at least 10% but less than 18% of our issued Ordinary Shares and to one director where such holding is at least 1% but less than 10% of our issued Ordinary Shares). The ESOT will also have the right to nominate one of its nominee directors to be the Vice-Chairman for a period of three years from the 2004 Admission and thereafter will have this right for so long as the ESOT is entitled to appoint not less than two directors. The current ESOT nominee directors are Mr Scanlon, Mr Conroy and Mr Magee.

As a result, the ESOT will have the ability to exert influence over actions requiring Shareholder approval, including the election of directors and the declaration of dividends, and accordingly will have the ability to influence our operations. Decisions made by the ESOT therefore may influence our business, results of operations and financial condition. These decisions may conflict with your interests.

The Irish Takeover Rules do not apply to eircom Group and the UK City Code does not currently apply to eircom Group. Shareholders will therefore not receive the protections afforded by the Irish Takeover Rules or the UK City Code in the event that a person (or persons acting in concert) seeks to obtain control of eircom Group.

As we are not incorporated in Ireland, the Irish Takeover Rules do not apply to an acquisition of our shares. In particular, the obligation, set out in Rule 9 of the Irish Takeover Rules, for a person (or persons acting in concert) who acquire(s) shares conferring not less than 30% of the voting rights in eircom Group to make a mandatory offer for all of our remaining Ordinary Shares, does not apply.

As we are not resident in the United Kingdom, the UK City Code does not apply to eircom Group until (at the earliest) enactment by the United Kingdom of legislation to implement the Takeover Directive. The Takeover Directive completed the European legislative process on 21 April 2004 and must be implemented into the national law of the United Kingdom no later than 20 May 2006. Following

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enactment of implementing legislation in the United Kingdom, the UK City Code is expected to apply to, and the UK Takeover Panel is expected to become the competent authority to supervise, any acquisition of control of eircom Group if securities of eircom Group are at that time admitted to trading on the London Stock Exchange.

Until the above legislative changes are implemented, Shareholders will not receive the protections afforded by the Irish Takeover Rules or the UK City Code in the event that a person (or persons acting in concert) seeks to obtain control of eircom Group, including by way of an offer for shares in eircom Group. The absence of these protections could result in minority shareholders, in particular, being disadvantaged in that control of the Company might be obtained without an appropriate offer being made to all Shareholders.

The Articles contain limited takeover protections which are designed to reflect certain of the protections included in the Irish Takeover Rules. These protections, which apply for so long as neither the Irish Takeover Rules nor the UK City Code apply to eircom Group, include an obligation requiring a person (or persons acting in concert with such person) who acquire(s) shares conferring not less than 30% of the voting rights in eircom Group to make a mandatory offer for all of our remaining Ordinary Shares. These protections apply whether or not a takeover offer is unsolicited or recommended. The Board is required to obtain an undertaking of the offeror(s) to comply with the provisions of the Irish Takeover Rules before it recommends any takeover offer.

Holders of Ordinary Shares outside the United Kingdom and Ireland may not be able to exercise pre-emption rights.

In the case of an increase in our issued share capital, Shareholders have certain statutory pre-emption rights unless those rights are disapplied by a special resolution of the Shareholders at a general meeting. Securities laws of certain jurisdictions may restrict our ability to allow participation by Shareholders in such jurisdictions in any future issue of shares carried out on a pre-emptive basis. In particular, US holders of our shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available thereunder. The Rights Issue will not be registered under the Securities Act. We intend to evaluate at the time of any future rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits to us of enabling the exercise by our US holders of their pre-emption rights for our Ordinary Shares and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed and declared effective or that an exemption from registration would be available so as to enable the exercise of such holders’ pre-emption rights.

You may not be able to effect service of process upon us or enforce court judgements against us or our Directors.

We are incorporated under the laws of England and Wales and resident in Ireland and the majority of our Directors are citizens or residents of Ireland. Additionally, a substantial portion of the assets of such persons and many of the assets of the Company are located in Ireland. As a result, you may not be able to effect service of process outside England, Wales or Ireland against us or our Directors or enforce the judgement of a court outside England, Wales or Ireland against us or our Directors. There is doubt as to the enforceability in England, Wales and Ireland, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities predicated upon US federal securities laws.

RISKS ASSOCIATED WITH THE ACQUISITION

If we are not able to complete the Acquisition, we may not be able to re-enter the Irish mobile market.

The Acquisition is conditional, amongst other things, upon receiving consents from Shareholders, regulatory clearance and Admission, and there can be no assurance that these conditions will be satisfied and completion of the Acquisition is achieved. In addition, the regulatory clearance process may take a lengthy period to complete, which would delay the completion of the Acquisition.

In relation to regulatory approval, the relevant competition authorities under the Competition Act may choose to prevent the Acquisition from taking place. Alternatively, the competition authorities may

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permit the Acquisition but require that we implement behavioural and/or structural remedies as a condition to granting clearance. Although the Board is confident that the required regulatory approvals will be obtained, there can be no assurance as to the timing or outcome of the approvals processes or that such approvals will not be subject to conditions, including the giving of certain undertakings by the Company.

In the event that the Acquisition does not complete, we may need to pursue other opportunities to re-enter the Irish mobile market, and our success will depend on a variety of factors, including market conditions, regulatory developments and the willingness of other mobile operators to enter into acceptable commercial arrangements. We may not have the resources necessary for such investment or find suitable partners, nor can we guarantee that any mobile business we enter into in the future will perform as we might expect.

The Enlarged Group may be subject to increased regulation.

Following the Acquisition, the Enlarged Group may become subject to increased regulation as a provider of both fixed-line and mobile services. Any restrictions on any sale by the Enlarged Group of its fixed-line and mobile products together may restrict our expected growth. In addition, should ComReg in the future redefine telecommunications as a single market that includes both fixed-line and mobile services, the Enlarged Group could at such time be viewed as having SMP in such combined market, which may result in additional regulation of the Enlarged Group. It should be noted, however, that the EU has recommended in its NRF that there are separate markets for fixed-line and mobile services. ComReg, as well as the Irish Competition Authority, has endorsed this recommendation in its market analysis and has defined separate markets for fixed-line and mobile services. It is believed that the next EU recommendation on relevant markets will be completed in approximately two years time. We cannot assure you that any additional regulation of the Enlarged Group will not have a material adverse effect on our business and our results of operations.

We may not be able to achieve our key commercial objectives following the Acquisition.

We may face significant management, administrative, regulatory and financial challenges in achieving these objectives, including:

•	outstanding or unforeseen legal, regulatory, contractual, labour or other issues arising from the Acquisition;

•	additional capital expenditure requirements;

•	incorporation of Meteor into the Enlarged Group in a cost-effective manner, including network infrastructure, management information and financial control systems, marketing, product distribution, customer service and product offerings;

•	retention of customers and key personnel; and

•	integration of different company and management cultures.

In addition, there can be no assurance that our principal competitors in the mobile market, with whom we and Meteor currently have a variety of contractual arrangements, will continue to deal with the Enlarged Group on the same terms as they currently deal with us and/or Meteor following the Acquisition. Moreover, these competitors may respond to the Acquisition by increasing marketing and other commercial activity with a view to protecting their market share.

Further, Meteor has in the past relied on the Western Wireless Group for various services, including financing and internal audit services. After the Acquisition, we must either use Meteor’s own personnel or personnel of the Group, or alternatively recruit appropriate personnel, to provide for all these services previously provided by Western Wireless Group.

We are subject to counterparty risk.

Under the terms of the Acquisition Agreement the Seller has given certain representations, warranties, indemnities and covenants in favour of eircom. Our ability to recover any amounts in respect of those representations, warranties, indemnities and covenants is dependent, amongst other things, on the continued solvency of the Seller or any guarantor of their obligations. In addition, certain liabilities of the Seller under the Acquisition Agreement are limited. We may sustain losses in excess of any such limitation.

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If Meteor does not perform in line with our expectations, the Acquisition could adversely affect our business and financial position and our ability to pay dividends.

If the results and cash flows generated by the Meteor Group are not in line with our expectations, a write-down may be required against the carrying value of our investment in the Meteor Group. Such a write-down may affect our business and may also reduce eircom’s distributable reserves by the extent of the write-down, and consequently affect the Enlarged Group’s ability to pay dividends.

In addition, we expect to have to advance monies to the Meteor Group in order to fund its capital expenditure and working capital requirements. If the Meteor Group does not perform in line with our expectations this could also impact our ability to pay dividends, as cash outflows to the Meteor Group would reduce cash available to pay dividends. Further, provisions may be required against balances receivable from the Meteor Group which would impact the distributable reserves of the entity that had advanced the funds and consequently on the Enlarged Group’s ability to pay dividends.

RISKS RELATING TO METEOR’S BUSINESS

Meteor’s historical operating results and growth should not be relied upon as an indication of future performance or growth.

Meteor’s operating results may fluctuate significantly in the future due to a number of factors, many of which are beyond its control. Also, Meteor has a limited operating history upon which it can be evaluated, having launched operations in 2001 since when it has achieved rapid growth. As a result, we do not believe that period-to-period comparisons of Meteor’s initial operating results are necessarily meaningful. Accordingly, Shareholders should not rely on comparisons of Meteor’s results to date as an indication of future performance. In particular, Meteor’s past performance (turnover, costs, subscribers, tariff levels, usage characteristics or otherwise) may not necessarily be indicative of future performance or growth.

Furthermore, Meteor’s future ability to achieve and maintain positive cash flow and operating profitability will be dependent upon a number of factors. These include: its ability to attract and retain subscribers and qualified management personnel; its ability to maintain, control or improve usage levels, tariff levels and its churn; diligent management of its network infrastructure; regulatory actions, including future price controls; and its ability to maintain, control or improve costs, including costs paid to network providers and distributors, and costs incurred in connection with sales, marketing and customer services. Factors that may affect its operating results include the risks described below. These and other factors render it difficult to predict the trends affecting Meteor’s business, turnover and operating results with any degree of certainty.

Meteor’s business may be impaired if eircom Group cannot meet Meteor’s substantial liquidity and capital resource requirements.

Meteor’s strategy and business plan will continue to require substantial capital. Meteor’s capital resource requirements relate, amongst other things, to the following:

•	enhancement and maintenance of its existing mobile network;

•	upgrading its billing systems to accommodate the targeted increase in the number of post-paid subscribers; and

•	development of additional sites, including sites to improve indoor mobile network coverage in city centres.

In addition, substantial capital expenditure may be required for the acquisition of a 3G licence and the roll out of a 3G network.

Because of the nature of Meteor’s capital resources requirements, capital expenditures and other operating expenditures may continue to result in negative cash flow and operating losses until an adequate subscriber base and revenue stream is developed. Moreover, there is a risk that Meteor may never generate sufficient positive cash flow for eircom’s investment in Meteor to make an economic return.

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Meteor is not currently licensed to operate a 3G network.

Mobile operators with 3G networks are able to provide advanced services, such as video calls, realise certain spectrum efficiencies and offer more advanced handsets to subscribers. 3G networks may also be able to support additional services and advantages in the future. Unlike its competitors, Vodafone, O2 and 3 Ireland, Meteor does not currently hold a licence to operate a 3G network in Ireland. While in the short term Meteor is able to offer many advanced services over its existing network, Meteor’s business may be negatively affected if there is an increase in the level of consumer interest in the services exclusively available on 3G networks and the Enlarged Group does not acquire a 3G licence. Further, while regulations and other factors may permit Meteor to share 3G networks with other operators, it is uncertain whether such access will be available at commercially viable terms.

Meteor’s high exposure to the pre-paid market may negatively impact its revenue and profitability.

As at 31 July 2005, approximately 96%B of Meteor’s subscriber base consisted of pre-paid users, which is significantly higher than the Irish industry average of approximately 73%A (as at 31 March 2005). Although Meteor’s post-paid subscribers predominantly sign up to an initial minimum twelve month contract similar to other mobile operators, given the size of Meteor pre-paid subscriber base, Meteor does not have the guaranteed monthly revenue associated with post-paid contract payments that other mobile operators receive. Meteor is therefore also relatively more exposed to volatility in subscribers’ short-term usage patterns. A significant decline or negative fluctuation in mobile communications usage could impact Meteor’s cash flows and results of operations.

Meteor may experience a decline in revenue per subscriber notwithstanding its efforts to increase revenue from the introduction of new services.

As part of Meteor’s strategy to increase usage of its network, it will continue to offer new services and seek to increase non-voice service revenue as a percentage of total service revenue. However, Meteor may not be able to introduce these new services commercially or may experience significant delays due to problems such as the availability of new mobile handsets or higher than anticipated prices of new handsets. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU.

Meteor’s business is highly dependant on technology and new technologies may develop that could reduce the marketability of its services and products.

Meteor’s ability to deliver some of its new services and products depends on new and unproven technologies. As a result of current trends in the telecommunications industry in Ireland, such as the rapid convergence of technologies (for example, worldwide interoperability for microwave access, or WiMAX, and VoIP), we expect there to be further technological advances. We cannot forecast how technological changes will affect Meteor’s new services or products or the competitiveness of its operations in the future. Meteor’s existing and new technologies may become obsolete as a result of the emergence of new or alternative technologies in the future, including wireless technologies and private and radio-shared networks, and it may face intense competition from such technologies. Failure to compete adequately in a cost-effective manner could result in a reduction of Meteor’s subscriber base and could have a material adverse effect on its business, financial condition and results of operators.

Network interruptions, poor service or slow downs may result in reduced user traffic, reduced turnover and harm to Meteor’s reputation and business operations.

Meteor’s ability to provide services depends significantly upon the performance of its systems and the systems provided to it by third parties, including mobile network operators and fixed-line operators. These systems are vulnerable to damage or interruption from floods, fires, communication failures, power failures and similar events.

Meteor also may be subject to break-ins, sabotage, terrorism, vandalism and other similar occurrences. A natural disaster or other unanticipated problems at its facilities or the facilities of Meteor’s third party suppliers, or any other damage to, misuse or failure of its systems, could result in interruptions to its service. Although Meteor currently has a disaster recovery plan, it will need to be

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developed further in collaboration with us. System failures, including the failure of networks Meteor uses and the networks used by its suppliers, hardware or software failures or computer viruses could also affect the quality of its services and cause temporary service interruptions, resulting in subscriber dissatisfaction, penalties and reduced traffic volumes and turnover. Such failures, whether occurring within Meteor’s infrastructure or on third parties’ systems, and whether or not preventable by Meteor, would harm its reputation. All of the foregoing could have a material adverse effect on Meteor’s business, financial condition and results of operations.

Meteor is dependent on its roaming agreement for the western seaboard of Ireland and its interconnection agreements.

Meteor is dependent on maintaining its roaming agreement for the western seaboard of Ireland with O2 or securing and maintaining an alternative roaming agreement to provide services to subscribers in this area. The Acquisition will trigger a change of control clause in the roaming agreement with O2, providing O2 with the option to terminate the agreement. Meteor’s ability to provide services to the western seaboard of Ireland will be reduced should O2 terminate this agreement, unless Meteor chooses to build out its network to cover this territory or enters into alternative roaming arrangements. Should O2 seek to renegotiate its rates on the expiration of the contract on 28 February 2007 or before in connection with its termination right under the change-of-control clause, Meteor’s operating costs could increase.

Meteor’s ability to provide commercially viable mobile communications services depends, in part, upon its interconnection arrangements with other telecommunications operators. We cannot assure you that Meteor will be able to maintain its interconnection agreements, at all or on terms that are commercially acceptable, or that any material increase in the interconnection costs would not have a material adverse effect on Meteor’s financial condition and results of operations.

Meteor relies on third parties to distribute its products and procure subscribers for its services.

While we plan to increase the distribution of Meteor’s products and services through existing distributions channels, Meteor’s ability in the interim period to distribute products and services will depend, to a large extent, on securing and maintaining a number of key distribution partners. These third party distributors procure subscribers for Meteor’s services through selling branded handsets and services packs.

In 2004, mobile retailers Xtra Vision, 3G (retail stores), The Carphone Warehouse and Sigma accounted for approximately 60%B of Meteor’s new subscribers. However, these mobile retail specialists also procure customers for Meteor’s competitors (and, in some cases, themselves), and they may have incentives to encourage potential subscribers to choose Meteor’s competitors’ services rather than Meteor’s. Meteor has also outsourced the assembly, storage and distribution of handset and subscriber identity mobile packs, or SIM packs, to Sigma. Further, Meteor has outsourced the provision of customer care services for Meteor’s pre-paid subscribers.

Meteor currently relies wholly on third parties to distribute pre-paid airtime vouchers and e top-up cards through various channels. Meteor also relies on a small number of third parties to facilitate the process (including, in the case of e top-ups, providing terminals to retail outlets) that enables a subscriber’s account to be credited with payments that they can use to buy Meteor’s services. Such key third parties currently include: Alphyra (which we believe has a market share of over 50% of the Irish mobile pre-paid top-up market), An Post, Phonecard Warehouse, Bank of Ireland and Allied Irish Banks. In certain circumstances, Meteor relies on these third parties to provide accurate and quality systems and equipment capable of interfacing, where necessary, with Meteor and its systems.

Meteor’s failure to maintain key distribution relationships on acceptable terms, or the failure of its distribution partners to procure sufficient subscribers, could have a material adverse effect on its turnover, financial condition and results of operations.

Meteor’s business could be adversely affected should it not be able to obtain the products and services required for its operations on a timely basis and on commercially reasonable terms.

While Meteor has not been materially affected by supply problems in the past and alternative suppliers are available for the supply of the products and services required in its operations, the loss of one or more suppliers or the failure of a supplier to deliver products and services on a timely basis could

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adversely affect Meteor’s operations and could result in additional capital and operating expenditures. Further, suppliers may, amongst other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

Meteor’s relatively small scale may result in competitive disadvantages.

Due to the relatively larger scale of their operations, Meteor’s competitors may have significant advantages, including:

•	the ability to secure exclusivity or preferable terms from equipment manufacturers in relation to handsets and other devices;

•	the ability to develop applications and content in-house, or to obtain applications and content from third parties on favourable or exclusive terms; and

•	greater economies of scale, purchasing power and more extensive international partnership networks.

Any of these competitive factors could have a detrimental effect on Meteor’s business, financial condition and results of operations.

Meteor’s continued growth will require it to recruit and retain key personnel.

Following the Acquisition, it is our intention to retain Meteor’s management in their current positions. Meteor’s performance depends significantly on the efforts and expertise of this management and other key senior personnel. As the mobile business grows, Meteor will also need to recruit a significant number of management, technical and other personnel for its business. Recruiting and retaining qualified technical and managerial personnel is difficult in the mobile communications area, where there is intense competition for high quality personnel.

Meteor is dependent on Ireland for substantially all of its turnover and, if growth in the Irish economy slows, it could have a negative effect on its turnover and profitability.

As with our existing operations, substantially all of Meteor’s turnover is generated in Ireland. Demand for Meteor’s products and services in Ireland is influenced by a number of factors, including the strength of the Irish economy. If economic growth in Ireland slows, it could have a material negative effect on the turnover and profitability of Meteor’s business.

RISKS ASSOCIATED WITH THE IRISH MOBILE COMMUNICATIONS INDUSTRY

Meteor faces intense and increasing competition from existing providers of mobile services and new market entrants, which could result in decreases in subscribers, revenues and profitability.

Meteor is competing increasingly with the two dominant mobile operators, Vodafone and O2. These competitors have substantially greater resources and a larger market share than MeteorA, which may affect Meteor’s ability to compete successfully. Competition is likely to intensify in Ireland, with the entry of 3 Ireland, which operates a 3G network and offers GSM services through a roaming agreement with Vodafone. Also, ComReg has invited interested parties to tender for a fourth 3G licence, creating the possibility of an additional entrant into the Irish mobile communications market. Further, a recent decision by ComReg ruled that Vodafone and O2 must, if requested, host mobile virtual network operators, or MVNOs, on their networks, increasing the likelihood of MVNO entrants that may be attracted by the low capital intensity of such business models and other low barriers to entry. Also as a condition to its 3G licence, 3 Ireland must, if requested, host MVNOs on its network at a discount of at least 35% of its retail prices. At some point in the future, Meteor may also be required to give MVNO access, further increasing the risk of competition. Increased competition may lead to:

•	price erosion on Meteor’s products and services;

•	increased subscriber acquisition and retention costs;

•	inability of Meteor to increase its market share or a reduction in its market share;

•	more rapid deployment of new technologies;

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•	scarcity of premium content and new added value technology; and

•	scarcity of qualified staff.

Meteor’s competitive position will also depend on the efficiency and success of its marketing and branding initiatives and its ability to anticipate and respond to various competitive factors, the behaviour of its competitors and the evolution of the mobile sector in Ireland. Such competitive factors include, among other things, new services and products, network coverage, network quality, pricing of mobile services and handsets, the quality of customer service and changes in consumer preferences. Meteor’s results of operations may be adversely affected if it is unable to respond to competitive initiatives of competitors that may be less capital constrained.

The success of Meteor’s operations will depend on the Enlarged Group’s ability to attract and retain subscribers.

We believe that the growth in new mobile service subscribers is likely to slow down in the future as Ireland has a developed telecommunications industry and high penetration rates for mobile servicesA. The high penetration rates combined with effective competition from Meteor’s competitors may limit its efforts to obtain new subscribers for its mobile network, services and products and may lead to a decrease or slower growth in revenues. In saturated markets, subscriber retention and conversion become more important and failure to continually improve standards in these areas and, in particular Meteor’s customer care functions, could lead to a significant decline in market share.

Meteor’s goal of increasing its subscriber base may be adversely affected by its competitors’ success in retaining subscribers. If other mobile operators in the Irish telecommunications market improve their ability to retain subscribers and thereby lower their churn levels, or if Meteor is not able to maintain churn levels at a reasonable level, it will become more difficult for Meteor to grow its subscriber base, and the cost of acquiring new subscribers or retaining existing subscribers could increase.

In addition, Meteor’s performance may be affected by the size and usage trends of its subscriber base. These trends may in turn be affected by dealer commissions and related costs of attracting new subscribers, the prices of handsets, and the competitiveness of Meteor’s tariffs, the competitiveness of alternative services, developments in the Irish mobile market and general macroeconomic conditions, many of which are outside Meteor’s control.

Meteor’s mobile voice call termination, or MVCT, rates may be subject to regulatory intervention in the future.

In a decision published on 8 June 2004, ComReg found that the market for voice call termination services on mobile phone networks in Ireland was not competitive and deemed Vodafone, O2, Meteor and 3 Ireland to have significant market power for MVCT on their own networks.

On 6 July 2005, prior to adopting its final decision, ComReg issued a draft decision on the proposed obligations for these SMP operators. ComReg concluded that MVCT rates in Ireland need to be cost-oriented and, over time, must be reduced to efficient operators levels. The draft decision provides that as at 1 September 2005, MVCT rates must be capped at current levels. From 1 September 2005, and prior to the establishment of a definitive level of cost-orientated charges for each of the SMP operators, ComReg may issue directions for the purpose of establishing a graduated step approach towards cost orientation of a price cap for MVCT rates. In doing so, ComReg may employ international benchmarking.

As a result of these regulatory obligations, Meteor believes that there will be a gradual decline in MVCT rates over the next four years. Given that revenues from MVCT currently constitute a large proportion of Meteor’s revenues and that Meteor’s current MVCT rates are higher than those charged by Vodafone and O2, this could materially affect Meteor’s revenues and business.

The mobile communications industry is highly regulated. Regulation may limit Meteor’s flexibility to manage its business and subject it to regulatory risks.

ComReg regulates the licensing, construction, operation and ownership of communications systems, and the granting and renewal of applicable licences and radio frequency allocations. Decisions by ComReg regarding the granting, amendment or renewal of licences to Meteor or to third parties could

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adversely affect Meteor’s future operations in Ireland. Meteor’s GSM licence was initially granted on 19 June 2000. The licence has a duration of one year and was last renewed on 22 July 2005. The licencee may apply to ComReg annually for renewal of the licence and ComReg has a discretion to renew the licence. According to the Wireless Telegraphy GSM Regulations 2003, such a licence may be renewed annually up to a maximum of 16 years from the initial grant of the licence (after which the licence expires). If ComReg chooses not to renew Meteor’s licence, or decides not to issue a new licence after Meteor’s existing licence expires, this would adversely affect Meteor’s future operations in Ireland. In addition, we cannot provide any assurances that ComReg will not issue telecommunications licences to new operators whose services will compete with Meteor.

Irish and other European competition authorities and regulators also have the authority to intervene to prevent anti-competitive pricing behaviour, such as excessive pricing. For example, in 2000, the European Commission Competition Directorate-General began the second phase of an enquiry into roaming charges for mobile calls made abroad for selected European mobile network operators. The Commission has not made any public statement on this enquiry since 2001, but it has also not concluded the enquiry. It is possible that the Commission will find that the level of international roaming charges is uncompetitively high and then require a reduction in these charges. If Irish or European competition authorities or regulators were to conduct similar investigations with Irish mobile network operators and impose reductions, this would decrease the turnover we will be able to generate from our customers using their phones outside Ireland and decrease our profitability.

Further, because a high percentage of our customer base subscribes on a pre-paid basis (unlike our competitors, who have a higher percentage of post-paid customers), inbound revenue constitutes a disproportionately high percentage of our turnover. Therefore, changes in inbound call termination charges may have a greater impact on us than on our competitors.

Meteor may also be required to retain data for security purposes and to assist government departments in jamming signals. Data protection implications may arise from such data retention obligations. Further details on the regulatory framework in Ireland can be found in Part IV — “Information on Meteor — Business Description — Governmental regulation” in this document and Part III — “Information on the Business — Regulation” of the Prospectus, which has been incorporated by reference into this document.

Alleged health risks associated with mobile communications could lead to decreased usage of Meteor’s services and products, increased difficulty in obtaining transmitter sites or potential liability.

Public concern about the perceived health risks of mobile communications could have a detrimental impact on Meteor’s business by casting its services or products in a negative light, making it difficult to retain or attract subscribers or to obtain transmitter sites, or reducing usage per subscriber of all or certain of its services. Although a UK Government commissioned report published in January 2004 by the Advisory Group of Non Ionising Radiation of the National Radiological Protection Board concluded that the current evidence does not establish adverse health effects from mobile phone emissions that are below guideline levels, it did state that the published research to date has limitations and particularly that there has been little research into exposure during childhood. It also noted that since mobile phones have only been in widespread use for a relatively short time, continued research is needed. We cannot provide assurances that further medical research and studies will not establish a link between the radio frequency emissions of mobile handsets and/or base stations and these health concerns. As a result of these health concerns, government authorities could increase regulation of mobile handsets and base stations and neighbourhood action groups may limit or delay Meteor’s ability to install mobile phone masts at key sites. If these health risks were to materialise, actual costs or damages could be significantly in excess of any limited insurance protection that Meteor may have and Meteor may have difficulty obtaining appropriate insurance protection for such risks. Mobile network operators could be held liable for the costs or damages associated with these concerns. This could have a material adverse effect on Meteor’s business, financial condition and results of operations.

Meteor may become regulated as a provider of e-money.

If services provided by Meteor in the future are classified as “e-money” under the European Community (Electronic Money) Regulations 2002, which gives effect to the e-money Directive 2000/46/EC (the E-Money Directive), Meteor will be required to become regulated as an “electronic

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money institution” in order to issue e-money. This would impose specific regulations on Meteor’s management and capital requirements, including restrictions on the allowable uses of pre-payments. While there is uncertainty as to the application of this regulation, should it apply to Meteor, Meteor’s financial performance could be adversely affected. If Meteor is unable to comply with these requirements, it could be subject to criminal sanctions and monetary penalties under this regulation, including for any non-compliant historic activities.

Misuse of Meteor’s networks by subscribers through fraud or other means may damage its reputation and impact its costs or revenues.

Subscribers may misuse Meteor’s networks in ways which damage Meteor’s reputation, for example using the network to make inappropriate contact with children, spamming or propagation of viruses. Subscribers may also misuse Meteor’s networks in ways that impact Meteor’s costs or revenues, including fraud. This could have a negative impact on Meteor’s business.

GENERAL INVESTMENT/MARKET RISKS

A number of factors outside the control of eircom Group and/or the Enlarged Group may impact on our performance and the price of Ordinary Shares, including investor sentiment and local and international stock market conditions. Shareholders should recognise that the price of Ordinary Shares may fall as well as rise.

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Part IV

INFORMATION ON METEOR

1.    BUSINESS DESCRIPTION

Overview

Meteor is the third largest mobile operator in Ireland in terms of subscribersA. As at 31 July 2005, Meteor had over 425,000 mobile subscribersB, a subscriber base which had more than doubled in the previous 18 months. Meteor had a share of approximately 10%F of the Irish mobile market (based on number of subscribers) as at 31 May 2005. This compares with approximately 5% as at 31 December 2003E.

Meteor was incorporated on 26 March 1998 under the laws of Ireland. In June 1998, Meteor tendered in a competitive process to become Ireland’s third mobile phone operator. Meteor was awarded its GSM licence in June 2000, following an unsuccessful legal challenge to the tender process by an unsuccessful applicant, and it launched GSM services in February 2001. GPRS services were commercially launched in October 2003.

Meteor is a wholly-owned subsidiary of WWII. WWII was incorporated as a corporation on 9 July 1988 under the laws of Delaware. On 26 July 2005, WWII was converted into a limited liability company also under the laws of Delaware.

Products and services

Meteor provides a variety of wireless products and services designed to match a range of needs for business and personal use. Meteor offers services to its subscribers through both post-paid and pre-paid payment plans.

Post-paid.    Subscribers on post-paid contracts are supplied with varying allotments of included minutes at a fixed monthly charge, plus additional charges for premium or data services or minutes exceeding the allotments. Such contracts are for a minimum of one year.

Pre-paid.    Subscribers using pre-paid plans pay for credit to be placed on their account prior to using Meteor’s services. Subscribers may then use the credit towards the voice, data or premium rate services provided through Meteor’s network. Once the credit is consumed, the subscriber must replenish or “top-up” their account in order to continue using Meteor’s services.

Tariffs.    Meteor follows the “calling party pays” model in billing, under which Meteor’s subscribers are not charged for incoming calls in Ireland, but a fee is charged to the operator who delivered the call to the Meteor network. This model is used by all competitors in Ireland and in most European markets.

Basic services.    In addition to mobile voice services, Meteor provides basic calling features to all of its customers, including: voicemail, message alert, caller ID, call waiting, call hold, and conference calling.

Data services.    Through its GPRS network, Meteor offers a variety of data services, enabling users to access information, send and receive e-mail and other digital content, play games and download ring tones to their handsets. Meteor has contracted with third party operators on a revenue-sharing basis to provide a portal for certain data services as well as the content accessible through this portal. Over its GSM network, Meteor also offers SMS, which has grown in usage in recent years, enabling Meteor’s customers to receive and send text messages to other GSM subscribers. Meteor’s GSM/GPRS-enabled network also provides high capacity, always-on internet connectivity, and MMS that deliver personalised multimedia content including images, audio and text.

Roaming services.    Meteor has contracted with other GSM operators outside of Ireland to allow customers of such operators to roam on its networks. Meteor maintains international roaming agreements with over 200 GSM operators worldwide in more than 100 countries. In accordance with these roaming agreements, Meteor bills its roaming partners for the usage incurred by their customers while roaming on Meteor’s network. Meteor’s visiting-roamer revenues are seasonally significant because Ireland is a popular tourist destination during the summer.

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Meteor has also contracted in these roaming agreements to allow its subscribers to roam on the networks of the other GSM operators outside of Ireland. Currently, pre-paid subscribers must deposit €60 with Meteor in order to avail themselves of such roaming services. Meteor has implemented new technology to allow pre-paid subscribers to roam with substantially reduced financial risk to Meteor thereby removing the requirement for a deposit. Currently this service is available for pre-paid subscribers roaming in the UK and Spain, with additional destinations in Europe and the US expected to be in place by the end of 2005.

Meteor’s network

Meteor has a network infrastructure consisting of over 826 base stations on air covering the vast majority of the Irish population including Dublin and the other main metropolitan areas. National coverage is currently achieved through a roaming agreement with O2, which provides roaming coverage for areas on the western seaboard of Ireland. Meteor’s network enables it to offer a full suite of high speed data services. GSM 1800 MHz technology is deployed in the metropolitan areas, while 900 MHz is deployed in less populated areas. GPRS services are available across the network. Since early 2004, the major components of Meteor’s network infrastructure have been supplied by Ericsson.

Marketing, sales, distribution and customer services

Meteor’s sales, marketing and customer service strategy is to generate both pre-paid and post-paid net subscriber growth and increased subscriber revenues.

Marketing.    Meteor markets its products and services under the Meteor brand name. Its current marketing strategy focuses on increasing market share and profitability by maintaining its position as the value leader in the Irish market. Meteor’s strategy broadly addresses the mass-market.

Meteor develops its own marketing strategies as required to address changing competitive and market conditions. Meteor’s advertising and communications strategies are developed in coordination with external advertising agencies. Meteor utilises a variety of media channels to promote its products and services, including television, radio, newspaper, outdoor advertising and the internet.

Sales and distribution.    Meteor sells its products and services through a combination of direct and indirect sales channels.

Direct sales.    Meteor operates 15 branded retail outlets and utilises a direct sales force trained to educate new customers on the features of its products. Sales commissions are generally linked to subscriber activation and retention levels. Meteor believes this direct sales channel provides the physical presence in the market necessary to position it as a quality service provider, while providing greater control over both costs and the sales process. Meteor also sells its products and services to business customers using key-accounts salespersons.

Indirect sales.    The majority of Meteor’s sales are through indirect channels, which enable Meteor to limit its fixed sales and marketing costs while maximising its points of presence across Ireland. Meteor’s indirect channel consists of extensive dealer networks of national and local merchants, speciality retailers and alternative direct-marketing firms, with in excess of 350 distribution points for the acquisition of new customers. Further, the substantial majority of our approximately 6,500 top-up points are operated through indirect channels. In 2004, approximately 60% of gross additions were through the indirect channels.

Handset distribution.    Meteor has contracted with Sigma, pursuant to which Sigma manages the assembly, storage and distribution of handsets and SIM packs. Pursuant to this agreement, Meteor provides forecasts of its handset requirements and Sigma places corresponding orders with the third-party suppliers to meet these requirements. Sigma thereafter takes delivery and ownership of the handsets and sells them to Meteor’s direct and indirect sales channels. Under the contract, Sigma has the right to charge Meteor for certain unsold stock.

Customer services.    Meteor is committed to attracting and retaining customers by providing consistently superior customer service.

Meteor provides full-service call centres for its subscribers both directly and indirectly through outsourcing arrangements. The substantial majority of its pre-paid customer enquiries are handled by an Irish call centre. Customer enquiries are addressed by trained customer service personnel and technical staff using sophisticated monitoring and control systems. The customer service

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personnel handle both routine and complex questions as they arise, 8 a.m. to midnight, 365 days a year. Meteor’s customer service functions are integrated and work closely with the key marketing support functions such as product and customer marketing and retention, pricing, technical support and marketing communications in order to assure that all marketing support is in line with overall customer needs and satisfaction.

Meteor manages customer churn through a customer retention program staffed by the sales force and customer service personnel. Such customer retention programs include programs whereby customers are provided with free minutes or the ability to upgrade their phone each year, depending upon the customer’s network usage.

Competition

For a description of the Irish mobile communications market, see Part IV — “Information on Meteor — Operating and Financial Review and Prospects — Principal factors that affect Meteor’s results of operations — Irish Mobile Communications Market”.

Suppliers and equipment vendors

Meteor does not manufacture any of the handsets, cell site or switching equipment used in its operations. The high degree of compatibility among different manufacturers’ models of handsets, cell site and switching equipment allows Meteor to design, supply and operate its systems without being dependent upon any single source of such equipment. The handsets and cell site equipment used in its operations are available for purchase from multiple sources. The largest handset manufacturers which supply Meteor are Nokia, Sony Ericsson and Sagem. Since early 2004, Meteor purchases cell site and switching equipment primarily from Ericsson.

Meteor does not develop any of its download content internally but relies on third-party content providers, including Akumiitti Limited, which has taken over the role of content management, aggregation and platform/portal management on behalf of Meteor.

Governmental regulation

Mobile communications licence.    The licensing, construction, operation and ownership of communications systems, and the granting and renewal of applicable licences and radio frequency allocations, are regulated by ComReg. Meteor’s GSM licence was initially granted on 19 June 2000. The licence has a duration of one year and was last renewed on 22 July 2005. The licencee may apply to ComReg annually for renewal of the licence and ComReg has a discretion to renew the licence. According to the Wireless Telegraphy GSM Regulations 2003, such a licence may be renewed annually up to a maximum of 16 years from the initial grant of the licence (after which the licence expires). Meteor’s mobile licence authorises it to provide nationwide telecommunications services in Ireland over radio frequencies licensed by ComReg, utilising GSM technology operating at the 900 MHz and 1800 MHz bands. The licence terms and conditions include several initial performance requirements regarding network coverage and quality, pricing and access to services, which Meteor has always satisfied. There are no regular reporting obligations, but ComReg has the ability to, and frequently does, request detailed information on the licence obligations.

Mobile number portability, or MNP.    MNP was introduced into the Irish mobile communications market in 2003. It requires all mobile operators to implement technical and customer service solutions that will enable GSM customers to switch mobile providers while keeping their original phone number. Each mobile operator receiving a customer under MNP must also pay €20 to the other operator to cover the administrative fees of importing the number. Meteor was in compliance with the rules regarding MNP and to date has been the net beneficiary of subscribers following the implementation of MNP.

Termination rates.    In a Decision published on 8 June 2004, ComReg found that the market for MVCT services on mobile phone networks in Ireland was not competitive and deemed Vodafone, O2, Meteor and 3 Ireland to have significant market power for MVCT on their own networks.

On 6 July 2005, ComReg issued a draft decision on the proposed obligations for these SMP operators prior to adopting its final decision. ComReg concluded that MVCT prices in Ireland need to be cost-oriented and, over time, must be reduced to efficient operator levels. The draft decision provides that

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as at 1 September 2005, MVCT rates must be capped at current levels until further notice by ComReg. From 1 September 2005, and prior to the establishment of a definitive level of cost-orientated charges for each of the SMP operators, ComReg may issue directions for the purpose of establishing a graduated step approach towards cost orientation of a price cap for MVCT rates. In doing so, ComReg may employ international benchmarking. As a result of these regulatory obligations upon itself and other mobile network operators, Meteor believes that there will be a gradual decline in MVCT rates over the next four years.

International roaming.    In 2000, the European Commission began the second phase of an enquiry into roaming charges for mobile calls made abroad. At the time, it was investigating whether mobile communications network providers charged excessive prices for international roaming. The Commission has not made any detailed public statement on this enquiry since 2001, but it has also not concluded the enquiry. It is possible that the Commission will conclude that the level of roaming charges is uncompetitively high, and this will result in a regulatory requirement to reduce roaming charges, and therefore the revenues Meteor is able to generate from its customers using their phones outside of Ireland.

Mobile virtual network generators, or MVNOs.    ComReg recently issued a formal decision notice finding that Vodafone and O2 are jointly dominant in the market for mobile access and call origination. ComReg has announced its intention to impose, as remedies, mandated MVNOs on Vodafone and O2’s networks and mandated retention of existing national roaming agreements. The decision increases the likelihood of new MVNO entrants, which are attracted by the low capital intensity of such business models and other low barriers to entry. At some point in the future, ComReg may require Meteor to provide MVNO access, further increasing the risk of competition.

Employees and labour relations

Meteor considers that it has good relations with its labour force. For the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002, Meteor had an average number of 313, 319, and 307 employees in the following categories of activity:

	Average for the Financial Year Ended 31 December 2002	Average for the Financial Year Ended 31 December 2003	Average for the Financial Year Ended 31 December 2004
Sales and marketing	79	76	89

Engineering	98	102	100

General and administrative, including customer service	130	141	124

Total employees	307	319	313

The substantial majority of Meteor’s employees are employed in Ireland.

Approximately 95% of Meteor’s employees were employed on a permanent basis in the financial year ended 31 December 2004. Approximately 4% of Meteor’s employees had fixed-term contracts, with the remaining 1% being temporary employees, or working under a flexible working arrangement.

In the last quarter of 2004, Meteor commenced an outsourcing contract for the provision of customer care with an Irish call centre. At 31 December 2004, approximately 87 full-time staff equivalents, which are not included in the table above, were engaged in the provision of customer care services to Meteor customers through the outsourced call centre.

For details of key individuals important to the business of Meteor, please see paragraph 4 of Part VII — “Additional Information”.

Insurance

Meteor maintains insurance at levels consistent with other mobile communications providers, with policies covering property damage, business interruption, product liability, employer’s liability, public liability as well as other routine insurance cover.

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2.    FINANCIAL INFORMATION ON THE METEOR GROUP

A.	ACCOUNTANTS REPORT

The	Directors
eircom	Group plc

114 St Stephen’s Green West

Dublin 2

Ireland

Goodbody Corporate Finance

Ballsbridge Park

Ballsbridge

Dublin 4

Ireland

Morgan Stanley & Co Limited

25 Cabot Square

Canary Wharf

London E14 4QA

United Kingdom

30 August 2005

The Meteor Group

Dear Sirs,

Introduction

We report on the financial information set out in Part IV, section 2B of the Class 1 Circular of eircom Group plc dated 30 August 2005 (“Class 1 Circular”). This financial information has been prepared for inclusion in the Class 1 Circular relating to the acquisition of Western Wireless International Ireland LLC, a wholly-owned subsidiary of Western Wireless International Holding Corporation, on the basis of the accounting policies set out in note 2 to the financial information.

Western Wireless International Ireland LLC, Meteor Mobile Holdings Limited, Meteor Mobile Communications Limited and Meteor II Limited are collectively referred to throughout this report as the Meteor Group.

Responsibilities

The Directors of eircom Group plc are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with United Kingdom Generally Accepted Accounting Principles (“UK GAAP”).

It is our responsibility to form an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Class 1 Circular, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of

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evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Class 1 Circular dated 30 August 2005, a true and fair view of the state of affairs of the Meteor Group as at the dates stated and of its losses and cash flows for the periods then ended in accordance with the basis of preparation set out in note 1 to the financial information and in accordance with UK GAAP, as described in note 2, and has been prepared in a form that is consistent with the accounting policies adopted in eircom Group plc’s latest annual accounts.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report which has been incorporated by reference into the prospectus of eircom Group plc dated 30 August 2005 (“the Prospectus”), and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Rules.

Yours faithfully

PricewaterhouseCoopers

Chartered Accountants

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B.	THE METEOR GROUP’S FINANCIAL INFORMATION TABLE

The Meteor Group

Consolidated Profit and Loss Account

		Financial Year Ended	Financial Year Ended	Financial Year Ended
	Notes	31 December 2002 €	31 December 2003 €	31 December 2004 €
Turnover		42,868,824	58,718,637	93,627,312
Cost of sales		(18,940,864)	(24,550,363)	(49,418,264)

Gross profit		23,927,960	34,168,274	44,209,048
Operating costs before depreciation, amortisation and fixed asset impairments		(28,546,285)	(27,410,456)	(40,286,356)
Depreciation		(16,315,736)	(22,893,861)	(30,575,616)
Licence acquisition cost amortisation		(1,212,077)	(1,218,948)	(1,120,045)
Goodwill amortised on subsidiary undertakings		(1,051,000)	(1,051,000)	(2,710,000)
Fixed assets impairments		—	—	(4,000,000)
Total operating costs	3	(47,125,098)	(52,574,265)	(78,692,017)

Operating loss		(23,197,138)	(18,405,991)	(34,482,969)
Loss on disposals of fixed assets		(150,540)	(138,871)	—

Loss on ordinary activities before interest and taxation		(23,347,678)	(18,544,862)	(34,482,969)
Interest payable and similar charges (net)	4	(8,102,855)	(8,563,482)	(10,607,328)

Loss on ordinary activities before taxation		(31,450,533)	(27,108,344)	(45,090,297)
Tax on loss on ordinary activities	5	—	—	—

Loss on ordinary activities after taxation		(31,450,533)	(27,108,344)	(45,090,297)
Equity minority interests	15	5,800,231	4,971,741	724,630

Loss absorbed for the year	13	(25,650,302)	(22,136,603)	(44,365,667)

Turnover and operating loss arose solely from continuing operations. There were no recognised gains or losses other than those dealt with in the consolidated profit and loss account.

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The Meteor Group

Consolidated Balance Sheet

	Notes	As at 31 December 2002 €	As at 31 December 2003 €	As at 31 December 2004 €
Fixed assets
Intangible assets	6	27,250,803	24,980,855	45,298,937
Tangible fixed assets	7	117,437,615	104,479,949	116,144,780

		144,688,418	129,460,804	161,443,717

Current assets
Stock	8	474,858	983,716	1,807,925
Debtors	9	14,445,466	12,505,115	24,164,726
Cash at bank and in hand		2,807,503	3,535,756	1,607,755

		17,727,827	17,024,587	27,580,406

Creditors: amounts falling due within one year	10	(112,319,987)	(123,021,124)	(185,711,910)
Net current liabilities		(94,592,160)	(105,996,537)	(158,131,504)

Total assets less current liabilities		50,096,258	23,464,267	3,312,213

Provisions for liabilities and charges	11	—	(476,353)	(1,266,469)

Net assets		50,096,258	22,987,914	2,045,744

Capital and reserves
Called up share capital	12	1	1	1
Capital contributions	13	132,063,382	132,063,382	157,582,038
Profit and loss account	13	(89,034,025)	(111,170,628)	(155,536,295)
Equity shareholders’ funds	14	43,029,358	20,892,755	2,045,744
Equity minority interest	15	7,066,900	2,095,159	—

		50,096,258	22,987,914	2,045,744

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The Meteor Group

Consolidated Cash Flow Statement

		Financial Year Ended	Financial Year Ended	Financial Year Ended
		31 December 2002	31 December 2003	31 December 2004
	Notes	€	€	€
Net cash outflow from operating activities	16(a)	(35,761,553)	(8,956,743)	(2,874,287)
Return on investments and servicing of finance	16(b)	(1,178,943)	(70,405)	(106,467)
Capital expenditure and finance investments	16(c)	(15,716,988)	(8,541,828)	(41,518,593)
Acquisitions and disposals	16(d)	—	—	(25,518,656)

Cash outflow before use of liquid resources and financing		(52,657,484)	(17,568,976)	(70,018,003)
Financing	16(e)	51,895,532	18,297,229	68,090,002

(Decrease)/increase in net cash		(761,952)	728,253	(1,928,001)

Reconciliation of net cash flow to movement in net funds

		Financial Year Ended	Financial Year Ended	Financial Year Ended
		31 December 2002	31 December 2003	31 December 2004
	Notes	€	€	€
(Decrease)/increase in cash in the year		(761,952)	728,253	(1,928,001)
Cash flow from increase in loans and other debt		(51,895,532)	(17,882,190)	(42,857,382)
Capital element of finance lease		—	(415,039)	286,036

		(52,657,484)	(17,568,976)	(44,499,347)
Non-cash movements		6,226,547	8,644,085	(1,249,100)

		(46,430,937)	(8,924,891)	(45,748,447)
Net debt at start of year		(44,755,601)	(91,186,538)	(100,111,429)

Net debt at end of year	16(f)	(91,186,538)	(100,111,429)	(145,859,876)

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NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of preparation

The Consolidated Financial Information presents the financial record of the Meteor Group comprising of WWII and its subsidiary undertakings for the three years ended 31 December 2004.

The Consolidated Financial Information includes the profit and loss accounts, cash flows and balance sheets of the companies which comprise the Meteor Group. The Consolidated Financial Information has been prepared by consolidating the financial information from the consolidated audited accounts of Meteor Mobile Holdings Limited and the accounting records of WWII, for the three years ended 31 December 2004 and making appropriate consolidation adjustments, and adjustments to conform with the accounting policies set out in note 2 which are consistent with the accounting policies of eircom Group plc. WWII does not prepare consolidated financial statements.

The following are the principal companies which comprise the Meteor Group which have been included in the Consolidated Financial Information throughout the period covered by this report:-

Company	Nature of Business	Country of Incorporation	Classes and Percentage of Shares Held
Western Wireless International-Ireland LLC	Holding company	USA	100%
Meteor Mobile Holdings Limited	Holding company	Ireland	100%
Meteor Mobile Communications Limited	Provision of mobile telecommunications services in Ireland	Ireland	100%
Meteor II Limited	Dormant	Ireland	100%

The companies each operate principally in the countries in which they are incorporated.

At completion of the Acquisition, the intercompany loans from WWIHC will be repaid or extinguished and the Meteor Group’s capital requirements will be funded by eircom Group initially and through Meteor’s internally generated funds once available. On this basis the financial information has been prepared on the going concern basis.

2.	Accounting policies and estimation techniques

The significant accounting policies adopted in preparing the financial information are as follows:

a)	Basis of preparation

The financial information has have been prepared under the historical cost convention in accordance with the UK Companies Act 1985 and accounting standards generally accepted in the United Kingdom. Accounting standards generally accepted in the United Kingdom in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in the United Kingdom and issued by the Accounting Standards Board. The group financial information consolidates the financial information of the company and its subsidiary undertakings. The subsidiary undertakings’ financial years are all coterminous with those of the company. A summary of the more significant group accounting policies is set out below.

The preparation of the financial information requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts included in the profit and loss account for the year.

Actual results could differ from those estimates. Estimates are used principally when accounting for certain revenue, depreciation, impairment charges, amortisation of goodwill and intangible assets, pension schemes, provisions for liabilities and charges, taxation payable, deferred tax recoverable, provisions required in respect of doubtful debts and payments to and from other telecommunications operators.

The consolidated financial information is presented in euro denoted by the symbol “€”.

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b)	Goodwill

The goodwill arising from the purchase of interests in subsidiary undertakings is capitalised and amortised on a straight line basis over its expected useful life. Goodwill represents the excess of the consideration paid for the acquisition of shares in subsidiaries and associated undertakings over the fair value of the separable net assets acquired. The useful lives of goodwill, related to acquired businesses have been determined by reference to the years over which the values of the underlying businesses are expected to exceed the values of their identifiable net assets, and are presumed not to exceed twenty years.

c)	Intangible fixed assets

Intangible fixed assets comprise costs incurred in respect of licence acquisition and related legal costs. These costs have been deferred and are being amortised to the profit and loss account from the commencement of operations over the remaining period of the licence.

d)	Tangible fixed assets

Tangible fixed assets are stated at cost less depreciation. Cost in the case of wireless network in operation includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction. Depreciation on tangible fixed assets is calculated to write off their cost over their useful lives by equal annual instalments.

The estimated useful lives of tangible fixed assets by reference to which depreciation has been calculated are as follows:

Wireless network in operation	7 - 10 years
Leasehold improvements	3 - 10 years
Fixtures and fittings	3 years
Computer equipment	3 years

The group’s policy is to review the remaining economic lives of tangible fixed assets on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated lives of tangible fixed assets. During the financial year ended 31 December 2003, a review of the remaining economic lives of tangible fixed assets resulted in a shortening of asset lives of wireless network in operation from ten to seven years.

Fully depreciated assets are retained in the cost/valuation of tangible fixed assets and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from tangible fixed assets and the net amount, less proceeds from disposal, is charged or credited to the consolidated profit and loss account.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing tangible fixed assets ahead of their own productive use. No depreciation is charged on assets in the course of construction.

e)	Impairment

The group undertakes a review for impairment of tangible and intangible fixed assets if events, or changes in circumstances, indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets is determined from estimated discounted future net cash flows.

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f)	Revenue recognition

Turnover comprises the fair value of consideration received in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Turnover is recognised in the period earned by rendering of services or delivery of products.

Turnover from calls is recognised at the time the call is made over the group’s networks. Turnover from equipment, primarily handsets sold to third parties is recognised at the point of sale.

In the case of prepaid customers, revenue is deferred until airtime is used at which point revenue is recognised. Unbilled revenue resulting from mobile services provided from the billing date to the end of the period is recognised.

Bundled products (minimum commitments, handsets and calls) are accounted for in the same manner as the unbundled products comprising the bundle. No revenue is recognised for free minutes provided to customers as part of bundled products. The utilisation of free minutes is estimated based on customers normal usage patterns in determining deferred revenue at the period end.

The group is required to interconnect its networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s networks.

g)	Cost of sales

Costs of sales include settlement fees that the group pays to OAOs for traffic that is routed on their networks. Costs of sales also include the cost of equipment sold and commissions paid to third party agents. Costs are recognised in the same period as the related turnover. This period is based on the term the customer is committed to an enforceable contractual contract. Where customers have no enforceable contractual commitment, agents commission and other costs directly attributable to the sale to the customers are recognised as incurred.

h)	Foreign currency

Transactions denominated in foreign currencies are recorded in euro at actual exchange rates at the date of the transaction or, where appropriate, at the rate of exchange in related forward exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date or, where appropriate, at the rate of exchange in related forward exchange contracts. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is recorded as an exchange gain or loss in the profit and loss account.

i)	Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

j)	Leases

Operating lease rentals are charged to the profit and loss account on a straight-line basis over the lease term.

k)	Stocks

Stocks comprise of goods held for resale. Stocks are stated at the lower of cost and net realisable value. Cost includes all expenditure incurred in bringing each product to its present location and condition. Net realisable value is based on estimated normal selling prices less further costs expected to be incurred to disposal where necessary. Where necessary, provisions are made for damaged, deteriorated, obsolete and unsaleable items.

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l)	Debtors

Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debts. Provisions are made specially against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made where necessary based on an analysis of balances by age of debtor, payment history, previous losses experienced and general economic conditions.

m)	Pension costs

The group operates a defined contribution pension scheme. The amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Any differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

n)	Provisions

A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

o)	Research

Expenditure on research is written off as incurred.

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3.     Operating costs

	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Staff costs
Wages and salaries and other staff costs	14,154,439	13,923,500	16,896,589
Social welfare costs	1,295,704	1,254,865	1,365,166
Pension costs	553,964	597,067	390,468

	16,004,107	15,775,432	18,652,223
Staff costs capitalised	(2,184,192)	(1,117,686)	(2,398,967)

Net staff costs included in operating costs	13,819,915	14,657,746	16,253,256
Other operating costs	14,726,370	12,752,710	24,033,100

Operating costs before depreciation, amortisation and fixed assets impairment	28,546,285	27,410,456	40,286,356
Depreciation	16,315,736	22,893,861	30,575,616
Amortisation of licence acquisition costs	1,212,077	1,218,948	1,120,045
Goodwill amortised on subsidiary undertakings	1,051,000	1,051,000	2,710,000
Fixed assets impairment	—	—	4,000,000

Total operating costs	47,125,098	52,574,265	78,692,017

(a) Other operating costs are stated after charging/(crediting):-
	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Hire of plant and machinery	1,446,928	524,216	484,872

Other operating lease rentals	2,092,286	2,041,517	1,915,623

Foreign exchange gain on foreign currency borrowings	(13,362,720)	(15,934,674)	(11,246,371)

(b) Services provided by the group’s auditor:-
	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Audit services
Statutory audit	60,000	63,050	101,150
Other audit related services	22,215	32,650	306,703
Tax advisory services	4,000	6,000	10,700

	86,215	101,700	418,553

(c) Directors emoluments
	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Aggregate emoluments	—	301,637	112,431
Aggregate gains made on the exercise of share options	—	—	—
Company contributions to money purchase schemes	—	—	—

	—	301,637	112,431

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Highest paid director:-

	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Total amount of emoluments and amounts receivable under long term incentive scheme	—	301,637	112,431
Aggregate gains made on exercise of share options	—	—	—
Company contributions to money purchase scheme	—	—	—

	—	301,637	112,431

4. Interest payable and similar charges (net)
	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Interest payable on bank loan wholly repayable within five years	1,088,090	48,769	90,840
Interest payable on finance lease	—	35,151	18,639
Interest payable on intercompany loans repayable on demand	7,020,393	8,556,011	10,435,705
Other interest expense	—	—	64,762

Total interest payable and similar charges	8,108,483	8,639,931	10,609,946
Interest receivable	(5,628)	(76,449)	(2,618)

	8,102,855	8,563,482	10,607,328

5. Tax on loss on ordinary activities

No corporation tax is payable in respect of the financial years as the group did not make taxable profits.
	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Factors affecting corporation tax charge for the year

Loss on ordinary activities before tax	(31,450,533)	(27,108,344)	(45,090,297)

Loss on ordinary activities at the standard tax rate for the year of 12.5% (2003: 12.5%; 2002: 16%)	(5,032,085)	(3,388,543)	(5,636,287)

Effects of:
Permanent differences	432,500	292,181	486,964
Timing differences	(1,063,441)	87,658	1,231,448
Tax losses for current year not utilised	5,660,565	2,999,148	3,915,639
Different tax rates	2,461	9,556	2,236

Current tax charge for the current year	—	—	—

In the financial year ended 31 December 2004, a potential deferred tax asset of €22.1 million (2003: €17.3 million; 2002: €15.4 million), arising principally from trading losses has not been recognised. The directors believe that sufficient taxable profits to utilise the losses will arise in the future, but there is currently insufficient evidence to support the recognition of a deferred tax asset. These losses may be carried forward indefinitely under taxation law.

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6.    Intangible assets

	Licence Acquisition	Goodwill	Total
	€	€	€
Cost
At 31 December 2002 and 31 December 2003	16,525,814	14,983,000	31,508,814
Additions	—	24,148,127	24,148,127

At 31 December 2004	16,525,814	39,131,127	55,656,941

Accumulated amortisation
At 31 December 2002	2,333,011	1,925,000	4,258,011
Charge for the year	1,218,948	1,051,000	2,269,948

At 31 December 2003	3,551,959	2,976,000	6,527,959
Charge for the year	1,120,045	2,710,000	3,830,045

At 31 December 2004	4,672,004	5,686,000	10,358,004

Net book value
At 31 December 2002	14,192,803	13,058,000	27,250,803

At 31 December 2003	12,973,855	12,007,000	24,980,855

At 31 December 2004	11,853,810	33,445,127	45,298,937

All costs incurred in respect of licence acquisition, including legal costs, have been capitalised within licence costs. These costs are being amortised to the profit and loss account on a straight-line basis over the remaining period over which the annual licence may be renewed, being the period to May 2016.

Goodwill arising from the acquisition of minority interests in subsidiary undertakings has been capitalised and is amortised over the remaining life of the Meteor Group’s licence for the provision of mobile telephony services in Ireland, in accordance with the provisions of FRS 10, “Goodwill and Intangible Assets”. The remaining life of the Meteor Group’s mobile telephony licence is the period over which the directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets.

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7.    Tangible fixed assets

	Leasehold Improvements	Wireless Network in Operation	Fixtures and Fittings	Computer Equipment	Construction in Progress	Total
	€	€	€	€	€	€
Cost
At 31 December 2002	6,611,619	110,418,660	1,279,969	5,339,496	18,924,859	142,574,603
Additions	37,874	6,764,521	2,950	746,749	2,537,600	10,089,694
Transfers	—	8,242,236	—	—	(8,242,236)	—
Disposals/write-offs	(213,193)	(13,145)	(10,928)	(2,881)	(3,400,064)	(3,640,211)

At 31 December 2003	6,436,300	125,412,272	1,271,991	6,083,364	9,820,159	149,024,086
Additions	125,474	31,340,795	549	2,703,273	11,066,356	45,236,447
Transfers	—	5,538,453	—	—	(5,578,453)	(40,000)
Disposals/write-offs	—	(561,757)	—	—	(4,016,000)	(4,577,757)

At 31 December 2004	6,561,774	161,729,763	1,272,540	8,786,637	11,292,062	189,642,776

Accumulated depreciation
At 31 December 2002	3,112,114	15,713,783	762,767	3,759,252	1,789,072	25,136,988
Disposals/write-offs	(82,480)	(2,580)	—	(2,801)	(3,398,851)	(3,486,712)
Transfers	—	271,000	—	—	(271,000)	—
Charge for the year	1,563,732	17,457,485	374,897	1,603,454	1,894,293	22,893,861

At 31 December 2003	4,593,366	33,439,688	1,137,664	5,359,905	13,514	44,544,137
Disposals/write-offs	—	(538,757)	—	—	(1,083,000)	(1,621,757)
Transfers	—	(2,201,904)	—	—	2,201,904	—
Charge for the year	906,784	28,306,121	99,143	928,568	335,000	30,575,616

At 31 December 2004	5,500,150	59,005,148	1,236,807	6,288,473	1,467,418	73,497,996

Net book value
At 31 December 2002	3,499,505	94,704,877	517,202	1,580,244	17,135,787	117,437,615

At 31 December 2003	1,842,934	91,972,584	134,327	723,459	9,806,645	104,479,949

At 31 December 2004	1,061,624	102,724,615	35,733	2,498,164	9,824,644	116,144,780

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8.    Stocks

	As at 31 December 2002 €	As at 31 December 2003 €	As at 31 December 2004 €
Goods for resale	474,858	983,716	1,807,925

There is no material difference between the balance sheet amount of stock and its replacement cost at the balance sheet date.

9.    Debtors

	As at 31 December 2002 €	As at 31 December 2003 €	As at 31 December 2004 €
Amounts due within one year
Trade debtors	5,941,842	6,477,216	13,607,716
Prepayments and accrued revenue	7,972,303	5,542,526	9,333,896
Other debtors	1,164	11,004	49,841
VAT recoverable	139,706	—	613,554

	14,055,015	12,030,746	23,605,007
Amounts due after one year
Security deposits	390,451	474,369	559,719

	14,445,466	12,505,115	24,164,726

10.    Creditors: amounts falling due within one year

	As at 31 December 2002 €	As at 31 December 2003 €	As at 31 December 2004 €
Trade creditors	7,324,325	6,276,733	11,605,662
Amounts owed to group undertakings	93,994,041	103,232,146	147,338,628
Accruals and deferred revenue	10,669,643	12,066,243	26,254,878
Other creditors	3,424	2,783	6,385
VAT	—	617,788	—
Finance lease	—	415,039	129,003
PAYE/PRSI	328,554	410,392	377,354

	112,319,987	123,021,124	185,711,910

Amounts owed to group undertakings represent interest bearing loans from Western Wireless International Corporation. Included in the total for the financial year ended 31 December 2004 is a loan of €13.4 million, which is secured on the assets of Meteor.

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11.    Provisions for liabilities and charges

	Future Lease Costs (a)	Asset Retirement Obligations (b)	Total
	€	€	€
At 1 January 2002	—	—	—
Charge for the year	—	—	—

At 31 December 2002	—	—	—
Charge for the year	—	476,353	476,353

At 31 December 2003	—	476,353	476,353
Charge for the year	513,100	277,016	790,116

At 31 December 2004	513,100	753,369	1,266,469

(a)	Future lease costs

This represents a provision for lease escalation charges over the renewal period of lease agreements which the group has entered into. The total expected lease payments are recognised on a straight line basis over the term (including renewal periods) of the lease.

(b)	Asset retirement obligation

The asset retirement obligation provision represents a provision for asset retirement costs that the group is likely to be liable to pay in the future based on the terms of lease agreements which the group has entered into. By its nature, the estimation of this cost is subjective.

12.    Called up share capital

	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002	31 December 2003	31 December 2004
	€	€	€
Authorised:
3,000 ordinary shares of US$0.001 each	3	3	3

Allotted, called up and fully paid:
1,000 ordinary shares of US$0.001 each	1	1	1

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13.    Reserves

	Capital Contribution €	Profit and Loss Account €
At 1 January 2002	132,063,382	(63,383,723)
Loss for the year	—	(25,650,302)

At 31 December 2002	132,063,382	(89,034,025)
Loss for the year	—	(22,136,603)

At 31 December 2003	132,063,382	(111,170,628)
Contributions received	25,518,656	—
Loss for the year	—	(44,365,667)

At 31 December 2004	157,582,038	(155,536,295)

The capital contributions are in the form of irrevocable gifts from the shareholders and have no repayment terms attached.

14.    Movement in equity shareholders’ funds

	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Opening equity shareholders’ funds	68,679,660	43,029,358	20,892,755
Contributions received	—	—	25,518,656
Loss for the year	(25,650,302)	(22,136,603)	(44,365,667)

Closing equity shareholders’ funds	43,029,358	20,892,755	2,045,744

15.    Equity minority interests

	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Opening balance	12,867,131	7,066,900	2,095,159
Loss absorbed for the year	(5,800,231)	(4,971,741)	(724,630)
Transfer on acquisition	—	—	(1,370,529)

Closing balance	7,066,900	2,095,159	—

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16    Notes to the cash flow statement

	Financial Year Ended 31 December 2002 €	Financial Year Ended 31 December 2003 €	Financial Year Ended 31 December 2004 €
(a) Net cash outflow from operating activities

Operating loss	(23,197,138)	(18,405,991)	(34,482,969)
Fixed assets impairment	—	—	4,000,000
Depreciation charge	16,315,736	22,893,861	30,575,616
Amortisation of intangible assets and goodwill	2,263,077	2,269,948	3,830,045
Unrealised foreign exchange gains	(13,177,000)	(16,005,000)	(11,309,000)
Other non cash movement	—	—	553,100
Decrease/(increase) in stocks	347,914	(508,858)	(824,209)
Decrease/(increase) in debtors	6,373,770	1,940,351	(11,659,611)
Decrease/(increase) in creditors	(24,687,912)	(1,141,054)	16,442,741

Net cash outflow from operating activities	(35,761,553)	(8,956,743)	(2,874,287)

(b) Returns on investment and servicing of finance

Interest paid	(1,184,571)	(49,052)	(90,446)
Interest paid on finance leases	—	(35,151)	(18,639)
Interest received	5,628	13,798	2,618

Net cash outflow from returns on investment and servicing of finance	(1,178,943)	(70,405)	(106,467)

(c) Capital expenditure and financial investment

Payments to acquire tangible fixed assets	(17,761,521)	(8,590,192)	(41,541,593)
Receipt from sale of fixed assets	826,589	48,364	23,000
Recovery of costs from court settlement	1,217,944	—	—

Cash outflow from capital expenditure and financial investments	(15,716,988)	(8,541,828)	(41,518,593)

(d) Acquisitions and disposals

Acquisition of minority interest	—	—	(25,518,656)

(e) Financing

Capital contribution from parent company	—	—	25,518,656
Capital element of finance lease	—	415,039	(286,036)
Receipt of funds from parent undertaking	51,895,532	17,882,190	42,857,382

Cash inflow from financing	51,895,532	18,297,229	68,090,002

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(f)    Analysis of changes in net funds

	31 December 2001	Cash Flows	Non-Cash Movements	31 December 2002
	€	€	€	€
Net debt
Cash at bank and in hand	3,569,455	(761,952)	—	2,807,503

Bank debt	(20,000,000)	—	20,000,000	—
Loans due to group undertakings	(28,325,056)	(51,895,532)	(13,773,453)	(93,994,041)
Finance lease	—	—	—	—

Debt	(48,325,056)	(51,895,532)	6,226,547	(93,994,041)

Net debt	(44,755,601)	(52,657,484)	6,226,547	(91,186,538)

	31 December 2002	Cash Flows	Non-Cash Movements	31 December 2003
	€	€	€	€
Net debt
Cash at bank and in hand	2,807,503	728,253	—	3,535,756

Loans due to group undertakings	(93,994,041)	(17,882,190)	8,644,085	(103,232,146)
Finance lease	—	(415,039)	—	(415,039)

Debt	(93,994,041)	(18,297,229)	8,644,085	(103,647,185)

Net debt	(91,186,538)	(17,568,976)	8,644,085	(100,111,429)

	31 December 2003	Cash Flows	Non-Cash Movements	31 December 2004
	€	€	€	€
Net debt
Cash at bank and in hand	3,535,756	(1,928,001)	—	1,607,755

Loans due to group undertakings	(103,232,146)	(42,857,382)	(1,249,100)	(147,338,628)
Finance lease	(415,039)	286,036	—	(129,003)

Debt	(103,647,185)	(42,571,346)	(1,249,100)	(147,467,631)

Net debt	(100,111,429)	(44,499,347)	(1,249,100)	(145,859,876)

The non-cash movements comprise mainly of decreases in debt as a result of foreign exchange gains arising on debt denominated in US dollars and increases in debt, as a result of unpaid interest due being included in the principal outstanding.

17.    Employee Numbers

The average numbers of persons employed by the group during the years were as follows:-

	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 March 2002	31 March 2003	31 March 2004
Provision of service	98	102	100
Customer care	59	62	34
Sales and marketing	79	76	89
General administration	71	79	90

	307	319	313

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18.    Future capital expenditure not provided for

	Financial Year Ended	Financial Year Ended	Financial Year Ended
	31 December 2002 €	31 December 2003 €	31 December 2004 €
Contracted for	400,000	1,087,000	2,061,143
Authorised but not contracted for	—	2,038,000	3,592,704

	400,000	3,125,000	5,653,847

19.    Financial instruments

The group holds or issues financial instruments to finance its operations, and to employ surplus funds.

The group finances its operations out of cash advances from group companies. The group does not use derivative financial instruments.

Debtors, creditors and provisions for liabilities and charges have been excluded from all the numerical disclosures below.

The group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. Foreign exchange risk arises in relation to advances from group companies, certain capital expenditures and foreign exchange settlements with international third party telecommunications carriers.

Market rate risk

Market rate risk is defined as the exposure of the group’s financial position to movements in interest and foreign exchange rates.

The group does not hedge its currency risk in currencies which are not denominations of the euro.

All of the group’s borrowings are at floating rates.

Interest rate risk profile of financial assets

There were floating rate deposits outstanding of €1,607,755 at 31 December 2004 (2003: €3,535,756; 2002: €2,807,503). The interest rate on these deposits is generally based on the appropriate Euribor rate.

Interest rate risk profile of the group’s financial liabilities

Bank and other borrowing (including loans from group companies)

	31 December 2002	31 December 2003	31 December 2004
	Floating €	Floating €	Floating €
Euro	13,420,340	13,420,340	16,930,568
Other currencies	80,573,701	89,811,806	130,408,060

Total all currencies	93,994,041	103,232,146	147,338,628

The group has no interest free financial liabilities and no fixed rate debt. The interest rate on loans from group companies was based on 1 month Euribor +4.75% to 31 March 2002 and 1 month Euribor +6% margin since that date.

Currency exposures

As at 31 December 2004 the group had a currency exposure in respect of loans from group undertakings of US$177,876,313.

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Fair values

The fair values of short-term deposits and floating-rate loans approximate to their carrying value. The fair value of the amounts due to Group undertakings is deemed to approximate to their carrying amounts as there is available comparative fair value data available from external sources.

	31 December 2002	31 December 2002	31 December 2003	31 December 2003	31 December 2004	31 December 2004
	Book Value €	Fair Value €	Book Value €	Fair Value €	Book Value €	Fair Value €
Financial assets
Cash	2,807,503	2,807,503	3,535,756	3,535,756	1,607,755	1,607,755

Liabilities
Underlying debt
Fixed rate	—	—	—	—	—	—
Floating rate	93,994,041	93,994,041	103,232,146	103,232,146	147,338,628	147,338,628

Total	93,994,041	93,994,041	103,232,146	103,232,146	147,338,628	147,338,628

Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet the group’s requirements. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of standby credit facilities with group undertakings.

All of the advances from group undertakings are repayable on demand.

Credit risk

The group is exposed to credit risk relating to its cash and current financial assets. The group has not experienced any material losses on such accounts.

Credit risks are mainly related to counterparty risks associated with prepayments and other debtors.

The group’s trade debtors are generated by a large number of customers, both private individuals and companies, mainly in Ireland. Although the substantial majority of subscribers are on a pre-paid basis, the group is also exposed to credit risk on that element of this revenue obtained through its distributors.

20.	Financial commitments

At 31 December each year the Meteor Group had annual commitments under non-cancellable operating leases expiring as follows:

	31 December 2002 €	31 December 2003 €	31 December 2004 €
Within one year	454,000	120,570	934,527
Between two to five years	5,887,000	5,904,793	6,185,411
After five years	1,787,000	2,668,637	1,922,503

	8,128,000	8,694,000	9,042,441

21.	Acquisition of minority interest

In February 2004, WWII acquired an additional 17.87% ownership in Meteor Mobile Holdings Limited, from two of its partners for cash of approximately €24 million. As a result of the transaction, WWII recorded €22.6 million in goodwill and a €1.4 million reduction of minority interests in consolidated subsidiaries.

63

In July 2004, WWII acquired the remaining 1.17% minority interest in Meteor Mobile Holdings Limited from its minority partners for cash of approximately €1.4 million. As a result of the transaction, the Meteor Group recorded €1.6 million in goodwill. Meteor Mobile Holdings Limited is now 100% owned by WWII.

The difference between net fair values and the carrying amounts of the assets and liabilities attributable to the increases in stake as a result of these transactions, was not material to warrant a revaluation of those assets and liabilities.

22.	Pension arrangements

The group operates a defined contribution scheme for which the pension cost charge for the year amounted to €390,468 (2003: €597,067; 2002: €533,964).

The outstanding pension contributions as at 31 December 2004 were €64,878 (2003: €60,864; 2002: €325).

23.	Employee share option plan

The group operates a phantom share option scheme for key members of staff. The scheme is administered by a committee appointed by the board of directors consisting of two or more members of the board. Performance units are granted each year to eligible employees. These are granted at fair market value at the date of grant and vest over a four-year period. The accrual at 31 December 2004 was €372,900 (2003: €68,400; 2002: €258,889).

24.	Parent undertakings and controlling parties

At 31 December 2004 the largest group in which the results of the Meteor Group are consolidated is that of Western Wireless Corporation, which is incorporated in the United States of America. Copies of the Western Wireless Corporation Annual Report and Accounts may be obtained from The Investor Relations Department, Western Wireless Corporation, 3650 131st Ave SE, Bellevue, WA 98006, U.S.A. or through the World Wide Web: http://www.wwireless.com.

25.	Related party transactions

At 31 December 2004, Meteor owed WWIHC €147,338,628 (2003: €103,232,146; 2002: €93,994,041). These monies were advanced as repayable, interest bearing inter-company loans. Interest amounted to €10,435,705 in the year (2003: €8,556,011; 2002: €7,020,393).

26.	Post balance sheet events

On 25 July 2005, it was announced that eircom Group had entered into an agreement to purchase the entire share capital of WWII, the holding company of Meteor Mobile Holdings Limited. The acquisition is conditional on amongst other things, the approval of the shareholders of eircom Group.

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3.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Meteor Group’s financial information presented and discussed below should be read in conjunction with the financial information and the notes explaining the financial information set out in the Meteor Group’s Financial Information Table in section 2 of this Part IV. Unless otherwise indicated, the financial information included in this section has been extracted without material adjustment from the Meteor Group’s Financial Information Table and Meteor’s and WWII’s accounting records, which formed the underlying basis of the Financial Information Table. The non financial operating data included in this section has been extracted without material adjustment from management records.

Management’s discussion and analysis of financial condition and results of operations

Some of the information in the review set forth below and elsewhere in this document includes forward looking statements that involve risks and uncertainties. See Part III — “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward looking statements contained in the Introduction — “Cautionary note regarding forward looking statements”. The non-financial operating data included in this part have been extracted without material adjustment from Meteor’s management records.

Overview of Meteor’s business

Meteor’s primary business is the delivery of mobile communications services in Ireland, where it provides voice and data services to its subscribers over its GSM/GPRS network. As at 31 July 2005, Meteor had approximately 425,000 mobile subscribersB.

Meteor offers services to its subscribers through both “post-paid” and “pre-paid” payment plans. Post-paid contracts typically have a term of twelve months and consist of a fixed monthly charge (with varying allotments of included minutes) plus variable charges for additional use, roaming or data services. Through Meteor’s pre-paid payment plans, subscribers purchase credits for use for calls or data services. Meteor also receives revenue for the termination of calls made to its subscribers originating from outside of its network. As at 31 December 2004, approximately 98% of Meteor’s subscribers were on pre-paid plans with the remaining 2% on post-paid plans. Income from pre-paid plans and post-paid plans, including termination fees, accounted for 84%L and 7%L of the Meteor Group’s total subscriber revenue (excluding equipment revenues), respectively.

Meteor also generates revenues by allowing subscribers of other GSM operators outside of Ireland to roam on its network. Such roaming revenues accounted for approximately 9% of the Meteor Group’s total subscriber revenue (excluding equipment revenues), in the financial year ended 31 December 2004.

Principal factors that affect Meteor’s results of operations

Irish mobile communications market

Ireland has a mobile penetration rate of approximately 96%A. Competition for subscribers among mobile communications providers is based principally upon the services and features offered, technical quality of the mobile system, customer service, system coverage, capacity and price. Although mobile penetration in Ireland is 96%A, it is expected that the sector will continue to grow, as the Irish population is forecast to increase by approximately 1 million (or 25%) over the next 15 yearsD.

Meteor is competing increasingly with the two dominant mobile operators, Vodafone Ireland, the Irish subsidiary of Vodafone Group plc, and O2, the Irish subsidiary of O2 plc. These competitors have substantially greater resources and larger market share than Meteor has, which may affect its ability to compete successfully. Competition is likely to intensify in Ireland, with the recent entry of 3 Ireland, which is licensed to operate a 3G network and offers GSM services through a roaming agreement with Vodafone. Vodafone and O2 are each also licensed to operate 3G networks. Vodafone has launched services utilising its 3G network and O2 is planning to launch its 3G service later in 2005. Also, ComReg has invited interested parties to tender for a fourth 3G licence, creating the possibility of an additional entrant into the Irish mobile communications market.

65

Further competition in the Irish mobile market may also result from a recent decision by ComReg, which ruled that Vodafone and O2 must, if required, host MVNOs on their networks, increasing the likelihood of new MVNO entrants that may be attracted by the low capital intensity of such business models and other low barriers to entry. 3 Ireland also has agreed to host MVNOs on its network at a discount of at least 35% of its retail prices as a condition to obtaining its licence.

Subscriber acquisition/retention costs

Meteor’s pre-paid and post-paid subscriber acquisition costs consist of subsidies on handset sales, distribution, assembly and packaging costs, sales commissions to dealers and marketing costs. Meteor’s retention costs consist of the costs associated with the customer care department, as well as customer retention programmes, such as the equipment upgrade programme, which allows subscribers to upgrade their phone each year, and the “Meteor Rewards Program”, which gives bonus minutes to a selected group of subscribers. Both programmes provide such rewards dependant upon the subscriber’s network usage.

Interconnect fees

In a Decision published on 8 June 2004, ComReg found that the market for MVCT services on mobile phone networks in Ireland was not competitive and deemed Vodafone, O2, Meteor and 3 Ireland to have significant market power for MVCT on their own networks.

On 6 July 2005, ComReg issued a draft decision on the proposed obligations for these SMP operators prior to adopting its final decision. ComReg concluded that MVCT prices in Ireland need to be cost-oriented and, over time, must be reduced to efficient operator levels. The draft decision provides that as at 1 September 2005, MVCT rates must be capped at current levels until further notice by ComReg. From 1 September 2005, and prior to the establishment of a definitive level of cost-orientated charges for each of the SMP operators, ComReg may issue directions for the purpose of establishing a graduated step approach towards cost orientation of a price cap for MVCT rates. In doing so, ComReg may employ international benchmarking. As a result of these regulatory obligations upon itself and other mobile network operators, Meteor believes that there will be a gradual decline in MVCT rates over the next four years.

Network performance

Meteor’s ability to attract and retain subscribers is impacted by its ability to provide quality mobile communications services. Blocked cells, network outages and low-grade service decrease the attractiveness of its products and increase subscriber churn. Capital expenditure projects have been implemented over the past three years to improve network performance and coverage. During the years under review, Meteor’s revenue suffered due to a lack of national network coverage. This effect was mitigated in June 2004 when Meteor signed a national roaming agreement with O2 for the use of certain portions of its network. This agreement extended the range of Meteor’s services to include the western seaboard of Ireland. The Acquisition will trigger a change of control clause in this agreement, providing O2 with the option to terminate. See Part III — “Risk Factors — Risks relating to Meteor’s Business — Meteor is dependent on its roaming agreement for the western seaboard of Ireland and its interconnection agreements” for more information. Ongoing capital expenditure projects are planned to continue to fill gaps in the network and improve quality throughout the network. Since 31 December 2004, 90 base station sites have been built, with a further 68 sites planned by 31 December 2005.

Handset sales

Meteor is a retailer of handsets which provide access to its mobile communications services. However, it has outsourced the assembly, storage and distribution of handset and SIM packs to Sigma. Meteor provides subsidies to distributors (which are passed on to the subscribers) to cover a portion of the purchase price of the handset. Total subsidies have increased over the period under review as a result of a higher number of subscribers joining the network, and as an increasing proportion of Meteor’s subscribers choose post-paid plans, which receive higher subsidies than pre-paid plans. Therefore, the sale of handsets represents a significant subscriber acquisition cost and will impact the Meteor Group’s profits.

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Impact of exchange rate fluctuations

In the period under review, Meteor was party to two intercompany loans with WWIHC that are denominated in US$, on which an aggregate principal amount of €147.3 millionN was outstanding as at 31 December 2004. There were no foreign exchange rate hedges in place with regard to these loans and accordingly Meteor was subject to the exchange risk in respect of US currency fluctuations. Should the Acquisition proceed, the US$ intercompany loans from WWIHC will be repaid or extinguished and thereafter Meteor will no longer be subject to such material foreign exchange rate risk.

Interest expense

During the period under review, capital requirements for Meteor have been funded through intercompany loans from WWIHC. As at 31 December 2004, Meteor had debt of approximately €147.3 millionN outstanding under these intercompany loans consisting of the Toronto Dominion Bank Assigned Euro loan of €16.9 millionL and accumulated cash advances from WWIHC of €130.4 millionL net of intercompany payables. The interest rate on the intercompany loans was based upon 1 month EURIBOR +4.75% through 31 March 2002 and 1 month EURIBOR +6% margin thereafter, compounded monthly.

Seasonality

Growth in new mobile subscriber activations in Ireland is strongest during the Christmas season, with pre-holiday build-up beginning in November and continuing through December. New activations are otherwise fairly stable during the year, with promotions-based fluctuations. Further, Meteor’s visiting roamer revenues are strongest in summer months as the number of tourists travelling to Ireland peaks.

Current trading and prospects

Since 31 December 2004, Meteor has experienced significant growth in total subscriber numbers whilst maintaining its ARPU, driving further growth in its turnover. As at 31 July 2005, Meteor had 408,000 pre-paid and 17,000 post-paid subscribersB, representing a growth of 25% in net subscribers and increasing its proportion of post-paid subscribers from 2% to 4% of total subscribers as compared to 31 December 2004.

In order to sustain growth in subscriber numbers, Meteor has continued to expand its direct and indirect distribution channels, together with its ongoing investment in network rollout, and has increased the number of its employees to 399 as at 31 July 2005. Meteor believes that it is well placed to take advantage of the market opportunities that are available.

Critical accounting policies

The principal accounting policies applied in the preparation of the consolidated financial information of the Meteor Group are set out in note 2 to the consolidated financial information of the Meteor Group contained in the Meteor Group’s Financial Information Table in Part IV of this document. The financial information has been prepared in accordance with accounting standards generally accepted in the United Kingdom and the Companies Act 1985. Accounting standards generally accepted in United Kingdom in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in England and Wales and issued by the Accounting Standards Board.

Estimates and judgments affect the reported amounts in the consolidated financial information and accompanying notes. The most sensitive estimates affecting the Meteor Group’s financial information involve the following areas:

Revenue recognition:    Turnover comprises amounts charged to subscribers in respect of monthly minimum commitment fees, airtime usage, messaging and other services including data and information provision, interconnect fees, revenue from sale of equipment, revenue arising from roaming agreements and other mobile communications services and products.

Voice and data service revenue is recognised in the profit and loss account based on usage of airtime processed over Meteor’s network.

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Revenue from pre-paid subscribers is deferred until airtime is used at which point revenue is recognised. Post-paid subscriber revenue for services provided from the billing date to the end of the period is recognised in the period. Sales of equipment, primarily handsets, are recognised when the goods are delivered to the subscriber.

Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. No revenue is recognised for free minutes provided to customers as part of bundled products. The utilisation of free minutes is estimated based on customers normal usage patterns in determining deferred revenue at the period end.

Revenue from data services and information provision is recognised on usage and is on a gross basis where our role is that of principal in a transaction. Where Meteor acts as agent in a transaction, the net revenue earned is recognised.

Establishing lives for depreciation and amortisation purposes of tangible and intangible fixed assets:    Long-lived assets, consisting primarily of property, plant and equipment and intangibles comprise a significant portion of Meteor’s total assets. The annual depreciation and amortisation charges depend primarily on the estimated lives allocated to each type of asset and, in certain circumstances estimates of fair values. During the year ended 31 March 2003, the fixed asset lives were reviewed and the estimated useful life of Wireless Network was changed from 10 to 7 years. Changes in asset lives can have a significant impact on depreciation and amortisation charges.

Impairment:    The Meteor Group undertakes a review for impairment of tangible and intangible fixed assets if events, or changes in circumstances, indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets is determined from estimated discounted future net cash flows.

Asset retirement obligations:    Meteor has legal obligations relating to the restoration of leased property to its original condition at the end of the lease term, which pertains principally to mast sites. Meteor provides for the expected costs of restoring those sites on which Meteor believes it has a material liability. Such provision is based on assumptions covering the lease term, the characteristics of the site and the time period over which the obligation is to be incurred. There is inherent uncertainty in the long period over which certain leases run and actual restoration costs may differ from those estimated.

Deferred tax:    Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Meteor Group’s taxable profits and its results as stated in the financial statements. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax losses carried forward are not recognised as an asset as there is insufficient evidence to demonstrate that it is more likely than not that the losses will be utilised at this stage. These losses may be carried forward indefinitely under taxation law.

Pension costs:    Meteor operates a number of defined contribution pension schemes. The amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Any differences between contributions payable in the year and contributions actually paid are shown as either accruals or pre-payments in the balance sheet.

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Results of operations

The consolidated financial information contained in the Meteor Group’s Financial Information Table in Part IV of this document presents the financial record of the Meteor Group for the three years ended 31 December 2004.

The financial information included in this section has been extracted without material adjustment from the Meteor Group’s Financial Information Table contained in Part IV of this document. The consolidated financial information includes the profit and loss accounts, cash flows and balance sheets of the companies which comprise the Meteor Group.

The following table shows selected audited consolidated profit and loss data from the Meteor Group’s operations for the periods indicated.

	Financial Year Ended 31 December 2002	Financial Year Ended 31 December 2003	Financial Year Ended 31 December 2004
	€	€	€
	(audited)
Turnover	42,868,824	58,718,637	93,627,312
Cost of sales	(18,940,864)	(24,550,363)	(49,418,264)

Gross profit	23,927,960	34,168,274	44,209,048
Operating costs before depreciation, amortisation and fixed asset impairments	(28,546,285)	(27,410,456)	(40,286,356)
Depreciation	(16,315,736)	(22,893,861)	(30,575,616)
Licence acquisition cost amortisation	(1,212,077)	(1,218,948)	(1,120,045)
Fixed assets impairment	—	—	(4,000,000)
Goodwill amortised on subsidiary undertakings	(1,051,000)	(1,051,000)	(2,710,000)

Total operating costs	(47,125,098)	(52,574,265)	(78,692,017)

Operating loss	(23,197,138)	(18,405,991)	(34,482,969)
Loss on disposals of fixed assets	(150,540)	(138,871)	—

Loss on ordinary activities before interest and taxation	(23,347,678)	(18,544,862)	(34,482,969)
Interest payable and similar charges (net)	(8,102,855)	(8,563,482)	(10,607,328)

Loss on ordinary activities before taxation	(31,450,533)	(27,108,344)	(45,090,297)
Taxation	—	—	—

Loss on ordinary activities after taxation	(31,450,533)	(27,108,344)	(45,090,297)
Equity minority interests	5,800,231	4,971,741	724,630

Loss carried forward at end of year	(25,650,302)	(22,136,603)	(44,365,667)

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Other financial data

	Financial Year Ended 31 December 2002	Financial Year Ended 31 December 2003	Financial Year Ended 31 December 2004
	€	€	€
EBITDA(1)	(4,618,325)	6,757,818	3,922,692
EBITDA before FX gains and losses	(17,981,045)	(9,176,856)	(7,323,679)

(1)	EBITDA is defined as operating loss before interest, taxes, depreciation, amortisation and impairments. The following table sets forth a reconciliation of EBITDA and EBITDA before foreign exchange gains and losses loss after taxationN:

	Financial Year Ended 31 December 2002	Financial Year Ended 31 December 2003	Financial Year Ended 31 December 2004
	€	€	€
Loss after taxationN	(31,450,533)	(27,108,344)	(45,090,297)
Interest payable and similar charges (net)N	8,102,855	8,563,482	10,607,328
Loss on disposal of fixed assetsN	150,540	138,871	—

Group operating lossN	(23,197,138)	(18,405,991)	(34,482,969)
DepreciationN	16,315,736	22,893,861	30,575,616
Licence acquisition costs amortisationN	1,212,077	1,218,948	1,120,045
Goodwill amortisedN	1,051,000	1,051,000	2,710,000
Fixed assets impairmentN	—	—	4,000,000

EBITDA	(4,618,325)	6,757,818	3,922,692
Foreign exchange gainN	(13,362,720)	(15,934,674)	(11,246,371)

EBITDA excluding foreign exchange gains	(17,981,045)	(9,176,856)	(7,323,679)

EBITDA and EBITDA before foreign exchange gains and losses is not a measure of operating performance or liquidity under UK GAAP. We include EBITDA and EBITDA before foreign exchange gains and losses because we understand it is used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures, and because some of the covenants in eircom’s debt agreements are based on similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income as determined by UK GAAP, or as an indicator of eircom’s or the Meteor Group’s operating performance, or of cash flows from operating activities as determined in accordance with UK GAAP.

Selected other non-financial operating dataL

	As at 31 December 2002	As at 31 December 2003	As at 31 December 2004
Total subscribers(1)	107,795	180,649	339,597
Pre-paid subscribers(2)	105,337	176,878	333,708
Post-paid subscribers(3)	2,458	3,771	5,889
Churn (%)(4)	5.09	4.51	4.58
ARPU (€)(5)	34.99	33.00	31.11

(1)	For a description of the seasonality of Meteor’s subscriber numbers, see Part IV — “Information on Meteor — Operating and financial review and prospects — Principal factors that affect Meteor’s results of operations — Seasonality”.

(2)	Total pre-paid subscribers are based on the total number of active subscribers on Meteor’s network, i.e. those which have made chargeable calls or SMS within the previous 90 days.

(3)	Total post-paid subscribers are based on the total number of active subscribers on Meteor’s network, i.e. those which have not been disconnected.

(4)	Churn is average monthly churn for the financial year. Churn is calculated for each month by dividing the total number of disconnections for the month by the average subscriber base during the month. Average subscriber base for the month is calculated as the sum of the opening and closing total customer numbers for the relevant month divided by two.

(5)	ARPU is average monthly ARPU for the financial year. ARPU is calculated for each month by dividing the total monthly service revenue by the average subscriber base during the month. Average subscriber base for the month is calculated as the sum of the opening and closing total customer numbers for the relevant month divided by two.

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Comparisons of the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002

Turnover

Turnover consists of revenues from pre-paid and post-paid subscriptions, roaming fees paid by other telecommunications networks whose subscribers roam on Meteor’s network, interconnect fees paid with respect to calls terminating on its network, porting fees paid by other networks when Meteor’s subscribers transfer their mobile number from its network, and revenue from handset sales. Turnover is reported net of ‘top-up’ commissions paid to agents. In the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002, ‘top-up’ commissions paid to agents amounted to €6.3 millionL and €3 millionL and €2.6 millionL respectively.

	Financial Year Ended 31 December 2002	Financial Year Ended 31 December 2003	Financial Year Ended 31 December 2004	Percentage Change 2002/2003	Percentage Change 2003/2004
	€	€	€	%	%
Pre-paid revenuesL	18,254,074	24,920,517	42,315,524	37	70
Post-paid revenuesL	1,986,678	2,722,983	4,430,954	37	63
Visiting roaming, interconnect and portingL	19,384,297	26,261,284	39,237,574	35	49
Handset salesL	3,243,775	4,813,853	7,643,260	48	59

Total turnoverN	42,868,824	58,718,637	93,627,312	37	59

Selected non-financial operating dataL	As At 31 December 2002	As At 31 December 2003	As At 31 December 2004	Percentage Change 2002/2003%	Percentage Change 2003/2004%
Pre-paid subscribers	105,337	176,878	333,708	68	89
Post-paid subscribers	2,458	3,771	5,889	53	56

Growth in new mobile subscriber activations is strongest in Ireland during the Christmas season. However, due to this seasonal factor, these new subscribers provide minimal contributions to Meteor’s total turnover in the financial year in which they are activated.

Total turnover increased by 59% in the financial year ended 31 December 2004, as compared to the financial year ended 31 December 2003. This was primarily due to the net increases of both pre-paid and post-paid subscribers. As shown in the table above, during this period, the number of pre-paid subscribers increased by 89%, and the number of post-paid subscribers increased by 56%. Turnover from interconnect fees and handset sales also increased over the period due to the increased number of subscribers, as more calls terminated on Meteor’s network from other networks and more handsets were sold to Meteor’s subscribers. Visiting roaming turnover increased due to improved network coverage.

In the financial year ended 31 December 2003, turnover increased by 37%, as compared to the financial year ended 31 December 2002. This increase was primarily due to the net increases of both pre-paid and post-paid subscribers. As shown in the table above, during this period, the number of pre-paid subscribers increased by 68%, and the number of post-paid subscribers increased by 53%. Turnover from interconnect fees and handset sales also increased as a result of the increased number of subscribers, as more calls terminated on Meteor’s network from other networks and more handsets were sold to Meteor’s subscribers. Revenue from visiting roaming increased as result of additional volume rated roaming agreements signed with other networks for the provision of roaming services in Ireland to subscribers of such networks.

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Cost of sales

Cost of sales consists of interconnect charges Meteor pays with respect to calls terminating on other networks, costs of equipment sold (including subsidies and commissions paid to distributors who sell Meteor’s handsets to subscribers as well as the costs of handsets and porting costs) and roaming charges Meteor pays to other telecommunications networks when its subscribers roam on other networks, as shown in the following table:

	Financial Year Ended 31 December 2002	Financial Year Ended 31 December 2003	Financial Year Ended 31 December 2004	Percentage Change 2002/2003	Percentage Change 2003/2004
Cost of sales	€	€	€	%	%
InterconnectL	10,285,260	13,814,510	20,515,131	34	49
Cost of equipment soldL	8,253,325	10,107,392	27,359,353	22	171
Roaming (includes national roaming costs)L	402,279	628,461	1,543,780	56	146

TotalN	18,940,864	24,550,363	49,418,264	30	101

Cost of sales increased by 101% in the financial year ended 31 December 2004, as compared to the financial year ended 31 December 2003, and 30% in the financial year ended 31 December 2003, as compared to the financial year ended 31 December 2002, primarily due to increase in agents’ commissions, handset subsidies, roaming charges and costs of handsets, which increased in line with the net increase in subscribers during these periods and an increase in total interconnect fees paid, as more calls originated on Meteor’s network and terminated on a different network due to the net increase in the number of subscribers during the period.

Cost of sales as a percentage of turnover was 53% in the financial year ended 31 December 2004, compared with 42% in the financial year ended 31 December 2003. This increase was due to the higher volume of customers acquired in the Christmas selling season in 2004.

Cost of sales as a percentage of turnover was 42% in the financial year ended 31 December 2003, compared to 44% in the financial year ended 31 December 2002. This decrease was partially due to charges for obsolete handsets incurred in 2002.

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Operating costs

The following table shows information relating to operating costs before depreciation, goodwill amortisation, licence acquisition cost amortisation and fixed assets impairment:

	Financial Year Ended 31 December 2002	Financial Year Ended 31 December 2003	Financial Year Ended 31 December 2004	Percentage Change 2002/2003	Percentage Change 2003/2004
Operating costs	€	€	€	%	%
Staff costs
Wages and salariesN	14,154,439	13,923,500	16,896,589	(2)	21
Social welfare costsN	1,295,704	1,254,865	1,365,166	(3)	9
Pension costsN	553,964	597,067	390,468	8	(35)

Pay costs before capitalisation/ amortisationN	16,004,107	15,775,432	18,652,223	(1)	18
Capitalised labourN	(2,184,192)	(1,117,686)	(2,398,967)	(49)	115

Total staff costsN	13,819,915	14,657,746	16,253,256	6	11

Additional operating costs
Sales and marketingL	3,451,976	6,425,692	7,813,444	86	22
Materials and servicesL	423,644	390,700	305,679	(8)	(22)
Other network costsL	12,361,136	12,384,918	14,092,315	—	14
AccommodationL	1,959,424	2,021,979	2,727,677	3	35
Transport and travelL	1,294,000	1,203,941	1,351,376	(7)	12
IT costsL	3,210,557	2,606,757	2,953,308	(19)	13

Additional operating costsL	22,700,737	25,033,987	29,243,799	10	17

Miscellaneous incomeL	(7,974,367)	(12,281,277)	(5,210,699)	54	(58)

Total additional operating costsL	14,726,370	12,752,710	24,033,100	(13)	88

Total other operating costsN	28,546,285	27,410,456	40,286,356	(4)	47

Staff costs

Staff costs, which consists of salary and wages and related pension and social welfare costs of Meteor employees and costs associated with contract and temporary personnel, are a significant component of the Meteor Group’s operating costs.

In the financial year ended 31 December 2004, total staff costs increased by 11%, mainly due to the application of market and performance based salary increases, the introduction of incentive based commission for the sales function and an increase in contract and temporary personnel costs. Contract and temporary personnel costs were €1.3 millionL in 2004 as compared with €170,000L in 2003.

In the financial year ended 31 December 2003, salaries and wages decreased by 2%. This decrease was due to a pay freeze introduced in 2003, but was substantially offset by a 49% reduction in capitalised labour in 2003.

Additional operating costs

Additional operating costs consist of sales and marketing expenses; materials and services; network costs, including licence fees and site rental expenses; accommodation, consisting of office rental and maintenance costs; transport and travel; IT costs covering the support and maintenance of Meteor’s network hardware and systems and other administrative expenses.

Additional operating costs increased by 17% for the financial year ended 31 December 2004, as compared to the financial year ended 31 December 2003, primarily due to an increase in sales and marketing costs of 22% for the financial year ended 31 December 2004 in connection with national media campaigns in 2004, including the announcement of Meteor’s nationwide network coverage. In addition, other network costs, accommodation, transport and travel, and IT costs increased in line with the continuing investment in the GSM network.

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Additional operating costs increased by 10% for the financial year ended 31 December 2003, as compared to the financial year ended 31 December 2002, primarily due to an increase in sales and marketing costs of 86% for the financial year ended 31 December 2003 due to advertising campaigns including the launch of Full Mobile Number Portability.

Miscellaneous expenses/(income)

Miscellaneous expenses/(income) primarily represent audit and tax fees, bad debt expense, printing and supplies, education and training and property and liability insurance, and foreign exchange losses/(gains) on the US$ intercompany loans from WWIHC.

The following table shows information relating to miscellaneous expenses and gains on foreign exchange:

	Financial Year Ended 31 December 2002	Financial Year Ended 31 December 2003	Financial Year Ended 31 December 2004	Percentage Change 2002/2003	Percentage Change 2003/2004
Miscellaneous expenses/(income)	€	€	€	%	%
Miscellaneous expensesL	5,388,353	3,653,397	6,035,672	(32)	65
Gains on Foreign ExchangeN	(13,362,720)	(15,934,674)	(11,246,371)	19	(29)

Total miscellaneous incomeL	(7,974,367)	(12,281,277)	(5,210,699)	54	(58)

In the financial year ended 31 December 2004 as compared to the financial year ended 31 December 2003, total miscellaneous income decreased by 58% mainly due to a reduction in gains on foreign exchange and an increase in miscellaneous expenses in the areas of compliance, insurance, legal, tax and auditing fees.

In the financial year ended 31 December 2003 as compared to the financial year ended 31 December 2002, total miscellaneous income increased by 54%, primarily due to an increase in gains on foreign exchange and a reduction in miscellaneous expenses.

Depreciation

For the financial year ended 31 December 2004, depreciation increased from €22.9 millionN to €30.6 millionN, or 34%, as compared to the financial year ended 31 December 2003, primarily due to additional base stations added in connection with the rollout of Meteor’s network and the impairment of certain obsolete network assets.

For the financial year ended 31 December 2003, depreciation increased from €16.3 millionN to €22.9 millionN, or 40%, as compared to the financial year ended 31 December 2002, primarily due to a reduction in the asset lives from ten to seven years of the wireless network in operation as a result of Meteor’s annual review of asset lives and depreciation policy, having regard to its network development plans and Meteor’s assessment of remaining useful lives of the underlying network assets.

Fixed assets impairment

Fixed assets impairments of €4 million have arisen in the financial year ended 31 December 2004. This impairment arises from circumstances which indicate the value of certain fixed assets may not be recoverable.

Licence acquisition cost amortisation

The cost of the licence fee of €16.5 millionN includes certain unrecovered legal costs relating to the defence of the original licence decision. The total costs are being amortised over the period from commercial launch of the service to the end of the initial licence term, approximately 15 years. Amortisation recognised in the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002 was approximately €1.2 millionN in each year and €1.1 millionN in the financial year ended 31 December 2004.

Goodwill amortisation on subsidiary undertaking

In the financial year ended 31 December 2004, the goodwill amortisation charge in respect of subsidiary undertakings was €2.7 millionN. The increase in goodwill amortisation in the financial year ended 31 December 2004 as compared to the financial year ended 31 December 2003 is as a result of the acquisition of the minority interest of Meteor by the Meteor Group. In the financial year ended 31 December 2003 and 31 December 2002, goodwill amortisation was €1.1 millionN.

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Interest payable and similar charges

Interest payable consists of interest payable on the US$ intercompany loans from WWIHC and bank interest and charges. Interest payable and similar charges increased by 24% in the financial year ended 31 December 2004, as compared to the financial year ended 31 December 2003, and 6% in the financial year ended 31 December 2003, as compared to the financial year ended 31 December 2002 reflecting increases in the principal amount of the US$ intercompany loans from €94.0 millionN at 31 December 2002 to €103.2 millionN at 31 December 2003 and €147.3 millionN at 31 December 2004.

Taxation

The Meteor Group did not have taxable earnings in the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002.

The Meteor Group had a potential deferred tax asset of €22.1 millionN in the financial year ended 31 December 2004, €17.3 millionN in the financial year ended 31 December 2003 and €15.4 millionN on the financial year ended 31 December 2002, arising principally from trading losses which have not been recognised in these financial years. While sufficient taxable profits to utilise the losses may arise in the future, there is currently insufficient evidence to support the recognition of a deferred tax asset. These losses may be carried forward indefinitely under Irish taxation law.

Liquidity

The following table sets forth the Meteor Group’s audited net cash (outflow)/inflow from operating activities and its cash flows for the periods indicated:

	Financial Year Ended 31 December 2002 €	Financial Year Ended 31 December 2003 €	Financial Year Ended 31 December 2004 €
		(audited)
Net cash outflow from operating activities	(35,761,553)	(8,956,743)	(2,874,287)
Return on investments and servicing of finance	(1,178,943)	(70,405)	(106,467)
Capital expenditure and finance investments	(15,716,988)	(8,541,828)	(41,518,593)
Acquisitions and disposals	—	—	(25,518,656)
Financing	51,895,532	18,297,229	68,090,002

(Decrease)/increase in cash in the year	(761,952)	728,253	(1,928,001)

Net cash outflow from operating activities

Net cash outflow from operating activities represents operating loss adjusted for non-cash items, principally depreciation and amortisation, unrealised foreign exchange gains, and working capital movements.

Net cash outflow from operating activities decreased by €6.1 millionN in the financial year ended 31 December 2004 as compared to the financial year ended 31 December 2003, and by €26.8 millionN in the financial year ended 31 December 2003 as compared to the financial year ended 31 December 2002. These decreases were primarily due to changes in working capital driven by favourable terms of trade with principal suppliers.

Returns on investments and servicing of finance

The interest on the intercompany loans with WWIHC was added to the principal amount outstanding on the loans. The outflows from returns on investments and servicing of finance relate mainly to interest paid on loans and finance leases. The interest paid was €0.1 millionN , €0.08 millionN and €1.2 millionN for the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002 respectively. In the financial year ended 31 December 2002, the outflow relates to the servicing of debt external to Meteor and its parent company.

Capital expenditure and financial investment

Capital expenditure is used primarily for investment in the network components and base station sites. In the financial year ended 31 December 2004, the Meteor Group made payments in respect of capital

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expenditure of €41.5 millionN, compared to €8.5 millionN in the financial year ended 31 December 2003. The principal reason for this increased cash outflow is the significant expansion, replacement and upgrading of Meteor’s network. In 2004, 218 additional base station sites were put into operation, compared to 29 base station sites in 2003. In 2004, Meteor also signed a contract for the supply of major network components with Ericsson, including mobile switching and a base transceiver station, or BTS, equipment, in order to facilitate the provision of GSM technology across the network.

During the financial years ended 31 December 2003 and 31 December 2002, cash outflow from capital expenditure and financial investment decreased from €15.7 millionN to €8.5 millionN. The principal reason for the cash outflow in respect of capital expenditure in these two years was the rollout of Meteor’s network. Payments in respect of capital expenditure in the financial year ended 31 December 2002 were partially offset by receipt from sale of base station sites of €0.8 millionN and recovery from a court settlement of €1.2 millionN for Meteor’s legal costs arising out of a dispute over the awarding of the third mobile phone licence in Ireland to Meteor in 1999.

Financing

The Meteor Group received funds from undertakings with its parent company during the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002 of €42.9 millionN, €17.9 millionN and €51.9 millionN respectively. In 2004, parent company financing was used principally to fund the build-out of the network. In 2003, parent company financing was used in a mix of funding capital expenditures and funding operations. In 2002, parent company financing was used primarily to cover operating losses, to repay external debt and to fund the build-out of the network.

In the financial year ended 31 December 2004, the Meteor Group also received a non-refundable gift of €25.5 millionN from WWIHC in the form of the funds required to finance the acquisition of the minority interest in Meteor.

Acquisition and disposals

As outlined above, WWII acquired the minority interest in Meteor in the financial year ended 31 December 2004.

Capital resources

During the period under review, capital requirements for the Meteor Group had been funded through the intercompany loans with WWIHC. As at 31 December 2004, the Meteor Group had approximately €147.3 millionN outstanding under these intercompany loans consisting of the Toronto Dominion Bank Assigned Euro loan of €16.9 millionL and accumulated cash advances from WWIHC of €130.4 millionL net of intercompany payables. The interest rate on the intercompany loans was based upon 1 month EURIBOR + 4.75% through 31 March 2002 and 1 month EURIBOR + 6% margin thereafter, compounded monthly.

At completion of the Acquisition, the intercompany loans from WWIHC will be repaid or extinguished and the Meteor Group’s capital requirements will be funded by us initially and through Meteor’s internally generated funds once available.

Capital expenditure

In the financial year ending 31 December 2005, Meteor intends to roll out 158 base station sites in total. Since 31 December 2004, 90 base station sites have already been built. Meteor has also contracted to purchase a network management system, which will allow the company to have a single point of control of the network. The network plan includes the commissioning of a third mobile switching centre, the replacement of the current SRF (number portability equipment) and the installation of an asset tracking system. As technology develops, Meteor will review opportunities to invest in new technology to improve services and reduce costs. Meteor plans to continue to use this capital expenditure primarily to roll out its network. However, regulatory requirements or technical innovations implemented by Meteor’s competitors may require Meteor to increase its capital expenditure.

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Contractual obligations and commitments as at 31 December 2004

	Total	Less than 1 Year	Between 1 & 5 Years	More than 5 Years
	€	€	€	€

Long term and short term debt obligations (1)N	—	—	—	—
Operating leases (2)L	42,664,316	9,052,441	17,263,687	16,348,188
Finance leasesN	129,003	129,003	—	—
Capital commitments (3)L	5,653,847	5,653,847	—	—

Total contractual obligations and commitments	48,447,166	14,835,291	17,263,687	16,348,188

(1)	At completion, it is not intended that Meteor will have any outstanding debt obligations. At 31 December 2004, net intercompany debt was €147.3 million.N

(2)	Operating leases include leases for base station sites, office space and Meteor retail stores.

(3)	The capital commitments indicated arise from the contracts for the supply of major network components and other capital equipment.

Contingent liabilities

During the period under review, the Meteor Group did not have any material contingent liabilities that would affect its results of operations.

Off balance sheet items

During the period under review, the Meteor Group did not have any material off balance sheet items that would affect its results of operations.

Qualitative and quantitative disclosures about market risks

The Meteor Group’s results should not be significantly affected by either interest rate risk, as it will have no outstanding debt as a result of the Acquisition. As discussed above, should the Acquisition proceed, Meteor’s income will not be materially exposed to foreign exchange rate fluctuations. See “Principal Factors that Affect Meteor’s Results of Operations — Impact of exchange rate fluctuations” for more information. However, Meteor’s results may be affected by inflationary pressures on wages, salaries and property costs, and it may not be able to adjust its interconnect rates to account for inflation. Also, while the substantial majority of Meteor’s subscribers are on a pre-paid basis, Meteor is exposed to credit risk on the portion of this revenue that is obtained through its distributors.

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Part V

PRINCIPAL TERMS OF THE ACQUISITION AGREEMENT

1.    INTRODUCTION

Under the terms of the Acquisition Agreement between eircom Group, eircom, the Seller and WWC, eircom has agreed to purchase all of the issued and outstanding shares of WWII, the holding company of Meteor, for cash consideration of €420,000,000 including repayment of certain intercompany indebtedness of Meteor (as described below). The purchase price is not subject to adjustment. The obligations of eircom under the Acquisition Agreement have been guaranteed by eircom Group and certain obligations of the Seller under the Acquisition Agreement have been guaranteed by WWC.

2.    REPRESENTATIONS, WARRANTIES AND INDEMNITIES

2.1 Pursuant to the terms of the Acquisition Agreement, the Seller has given certain representations and warranties usual for a transaction of this nature, including representations and warranties relating to the shares to be acquired, authority and consents, financial statements and financial information, undisclosed liabilities, no material adverse change, legal proceedings, material contracts, employee benefit plans, labour matters, assets, intellectual property, properties, compliance with laws, regulatory matters, environmental matters, insurance and taxes. WWC has also given certain representations and warranties usual for a transaction of this nature, including representations and warranties relating to authority and consents.

2.2 eircom and/or eircom Group have also given certain representations and warranties usual for a transaction of this nature, including representations and warranties relating to authority and consents, financing for the Acquisition and approvals required for the Acquisition.

2.3 Each of the Seller and eircom give certain indemnities to the other that are customary for a transaction of this nature including in connection with breach by it (or eircom Group in relation to eircom and WWC in relation to the Seller) of the representations and warranties given, and obligations undertaken, in the Acquisition Agreement (and certain documents delivered pursuant thereto). The Seller has also provided an indemnity in respect of certain tax matters affecting the Meteor Group in relation to the period to 30 June 2005 (and, in certain limited circumstances, to the closing date).

2.4 Claims pursuant to these indemnities are subject to various limitations that are customary for a transaction of this nature, including limitations that no claim may be brought against the Seller for breach of the Seller’s representations and warranties unless the liability for that claim exceeds €420,000 and the aggregate liability for all such claims exceeds €4,200,000. The Seller’s liability under the indemnity is capped at €168,000,000 insofar as it concerns claims for breach by the Seller of its representations and warranties. Claims in respect of the Seller’s representations and warranties (other than claims in respect of tax matters) may generally only be brought within 18 months following closing and such claims in respect of tax matters may generally only be brought within six years of closing. These time and monetary limitations do not apply to certain claims including claims for breach of certain identified representations and warranties.

3.    PRE-CLOSING OBLIGATIONS

3.1 Prior to closing of the Acquisition (or termination of the Acquisition Agreement):

(a)	the Seller has agreed to cause the Meteor Group to (i) conduct its business in the ordinary course and to use commercially reasonably efforts to preserve its business, keep available the services of its officers, employees and consultants and preserve its business relationships except with the consent of eircom (such consent not to be unreasonably withheld, delayed or conditioned) or in accordance with the Acquisition Agreement and (ii) afford reasonable access to eircom and its representatives to the business, employees and records of the Meteor Group;

(b)	each of parties has agreed to use all reasonable efforts to take such steps as are necessary, proper or advisable to close the Acquisition, including making necessary filings with regulatory authorities; and

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(c)	the Seller has agreed that neither it nor any of its affiliates shall solicit enquiries, make available non-public information or enter into discussions relating to a possible sale of Meteor to a person other than eircom.

3.2 In relation to satisfaction of certain conditions precedent to closing of the Acquisition, eircom Group has also agreed (a) to cause the Resolutions to be put to a vote of Shareholders and, insofar as is consistent with their fiduciary duties, that the Directors shall recommend that Shareholders vote in favour of such Resolutions (b) not to amend or waive any rights under the Underwriting Agreement without the consent of the Seller insofar as it relates to the rights and obligations of the Underwriters to underwrite the Rights Issue and (c) to use its reasonable efforts to satisfy the conditions to the Underwriters’ obligations under the Underwriting Agreement.

4.    POST-CLOSING OBLIGATIONS

The parties have agreed certain undertakings that will apply following closing of the Acquisition. These include certain non-solicitation and non-compete restrictions undertaken by the Seller, including undertakings that neither it nor certain of its affiliates will, directly or indirectly, without the consent of eircom, (a) for three years following closing of the Acquisition, (i) carry on or be engaged, employed or concerned or have a direct or indirect interest in a business in Ireland that either competes with the Meteor Group (subject to certain limitations, including the restrictions ceasing to apply in the event of a merger of WWC or ALLTEL with any other company and the restrictions not preventing an acquisition of a business where the competing business is not the principal business of that person), or (ii) use the Meteor name (or any name likely to be confusing therewith), and (b) for 12 months following closing of the Acquisition, employ or solicit employees of the Meteor Group.

5.    CONDITIONS PRECEDENT TO CLOSING

5.1 Closing of the Acquisition is conditional on a number of matters, including:

(a)	the passing by Shareholders at a general meeting of eircom Group of the Resolutions;

(b)	Admission taking place;

(c)	representations and warranties given by the Seller and eircom in the Acquisition Agreement being true and correct as at 25 July 2005 and as at the closing date except where any breach(es) of such representations and warranties has not had, and would not reasonably be expected to have, a material adverse effect on the Meteor Group or the Group (as applicable);

(d)	performance, in all material respects, by eircom and the Seller of their respective obligations under the Acquisition Agreement on or prior to completion;

(e)	certain regulatory notifications and approvals (principally applications required to be filed with the competition authorities under the Irish Competition Act) without the imposition of any condition or restriction, or obligation to enter into any covenant or agreement, that has or is reasonably likely to have a material adverse effect on the Meteor Group or the Group and all such approvals being in full force and effect;

(f)	there being no legal constraint prohibiting the Acquisition or imposing any condition or restriction, or obligation to enter into any covenant or agreement, that has or is reasonably likely to have a material adverse effect on the Meteor Group or the Group; and

(g)	all outstanding third party financial indebtedness (other than the intercompany indebtedness) of the Meteor Group having been waived, extinguished or cancelled without cost or other obligation to the Meteor Group and without recourse to their funds; and

(h)	payment of the purchase price by eircom and eircom having procured repayment by the Meteor Group of all intercompany indebtedness owed to the Seller and its affiliates. The amount of this intercompany indebtedness as at 31 December 2004 was €147 millionN. The amount of this intercompany indebtedness as at the closing date will not be known until closing.

5.2 As explained above, a condition precedent to completion of the Acquisition that the relevant competition authorities give approvals under the Irish Competition Act, without the imposition of any condition that has, or is reasonably likely to have, a material adverse effect on the Meteor Group or the eircom Group. Although the Board is confident that these regulatory approvals will be obtained, there can be no assurance as to the timing or ultimate outcome of the approval processes. Further, there

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can be no assurance that such approvals will not be subject to conditions, including the giving of certain undertakings by the Company.

5.3 eircom has agreed to procure that at closing all intercompany indebtedness (including accrued and unpaid interest) of the Meteor Group owed to the Seller or its affiliates is repaid in full. The purchase price for the shares of WWIC shall be reduced by the amount of such intercompany indebtedness (except the amount, if any, of the intercompany indebtedness incurred by the Meteor Group to pay any licence fee prior to closing in connection with the grant to the Meteor Group of an Additional Licence). At or prior to closing the Seller has agreed to cause all outstanding third party financial indebtedness (other than the intercompany indebtedness referred to above) of the Meteor Group to be waived, extinguished or cancelled without cost or other obligation to the Meteor Group and without recourse to their funds.

5.4 Closing of the Acquisition Agreement will take place on the third business day following the satisfaction or waiver of all the conditions precedent or, if all such conditions precedent have been obtained prior to completion of the Rights Issue, on the third business day following the receipt of the proceeds of the Rights Issue.

6.    TERMINATION

6.1 The Acquisition Agreement may be terminated at any time prior to the closing of the Acquisition in certain circumstances, including:

(a)	by the Seller if Admission does not taken place on or before 30 September 2005 and the Seller has not breached in any material respect its obligations under the Acquisition Agreement that has proximately caused the failure of Admission to take place on or before such date;

(b)	by either the Seller or eircom if:

(i)	the conditions precedent to closing of the Acquisition Agreement (other than the regulatory approvals and the conditions precedent to be satisfied at closing) have not been satisfied (or waived in accordance with the Acquisition Agreement) on or before 31 October 2005 and the party seeking to terminate has not breached in any material respect its obligations under the Acquisition Agreement that has proximately caused such condition(s) precedent to not be satisfied;

(ii)	the conditions precedent to closing of the Acquisition Agreement (other than the regulatory approvals and the conditions precedent to be satisfied at closing) are satisfied (or waived in accordance with the Acquisition Agreement) by 31 October 2005 and the time for satisfaction (or waiver) of the regulatory conditions precedent has been extended by either party to 31 January 2006, if any of the regulatory conditions precedent have not been satisfied (or waived in accordance with the Acquisition Agreement) on or prior to 31 January 2006 and the party seeking to terminate has not breached in any material respect its obligations under the Acquisition Agreement that has proximately caused such condition(s) precedent to not be satisfied; and

(iii)	on five business day’s written notice where a party breaches any of its representations, warranties, covenants or other agreements in the Acquisition Agreement that would result in a failure of a relevant condition precedent to be satisfied on or prior to 31 October 2005 (or, in relation to the regulatory conditions, 31 January 2006); and

(c)	by eircom if a member of the Meteor Group is granted an Additional Licence prior to closing of the Acquisition Agreement and the difference between certain obligations offered or assumed by the Meteor Group in connection therewith and the obligations (if any) offered or offered to be assumed by eircom in connection with any offer it may make for the Additional Licence has, or is reasonably expected to have, a material adverse effect on the Meteor Group.

7.    GOVERNING LAW

Except for certain provisions relating to the exercise of certain termination rights and/or satisfaction of certain conditions precedent which are governed by Irish law and any disputes in relation to which shall be settled by the Irish courts, the Acquisition Agreement is governed by the laws of the State of New York and any dispute in connection with it is to be settled by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce in Zurich, Switzerland.

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Part VI

UNAUDITED PRO FORMA STATEMENT

The unaudited UK GAAP consolidated pro forma statement of net assets set out below has been prepared to illustrate the effect of the Acquisition and the Rights Issue on the net assets of eircom Group and its subsidiaries as if the Acquisition and the Rights Issue had taken place on 31 March 2005. The information, which is produced for illustrative purposes only, by its nature addresses a hypothetical situation and therefore does not represent the financial position of eircom Group and its subsidiaries. The unaudited UK GAAP pro forma statement of net assets is compiled on the basis set out below from:

(a)	the audited UK GAAP consolidated balance sheet of eircom Group as at 31 March 2005, as published in the UK GAAP Annual Report and Accounts of eircom Group, which has been incorporated by reference into this document;

(b)	the audited consolidated balance sheet of the Meteor Group as at 31 December 2004 as set out in the Meteor Group’s Financial Information Table in Part IV of this document; and

(c)	the other adjustments set out below.

The unaudited pro forma statement of net assets has been prepared on the basis that the Acquisition will be accounted for using acquisition accounting principles, with the excess purchase price being capitalised as goodwill. No account has been taken of any fair value adjustments which may arise on this Acquisition.

The historical financial information of eircom Group and the Meteor Group has been prepared in accordance with UK GAAP and is presented in millions of euros.

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Unaudited pro forma statement of net assets as at 31 March 2005

		Adjustments
	Group as at 31 March 2005 (1)	Meteor Group as at 31 December 2004 (2)	Acquisition Pro Forma Adjustments (3)	Rights Issue Pro Forma Adjustments (3)	Pro Forma Total
	€’m	€’m	€’m	€’m	€’m
Fixed assets
Intangible assets	633	45	283 (3)(a)	—	961
Tangible fixed assets	2,029	116	—	—	2,145
Investment in associates	1	—	—	—	1

	2,663	161	283	—	3,107

Current assets
Stocks	11	2	—	—	13
Debtors: amounts falling due within one year	298	24	—	—	322
Debtors: amounts falling due after more than one year	162	—	—	—	162
Cash at bank and in hand	388	1	(432) (3)(b)	397 (3)(d)	354
Restricted cash at bank and in hand	1	—	—	—	1

	860	27	(432)	397	852

Creditors: amounts falling due within one year:	(663)	(185)	147 (3)(c)	—	(701)

Net current assets / (liabilities)	197	(158)	(285)	397	151

Total assets less current liabilities	2,860	3	(2)	397	3,258

Creditors: amounts falling due after more than one year:
Loans and other debt	(2,210)	—	—	—	(2,210)
Provisions for liabilities and charges	(238)	(1)	—	—	(239)

	(2,448)	(1)	—	—	(2,449)

Net assets	412	2	(2)	397	809

Split as follows
Equity Shareholders’ funds	252	2	(2) (3)(f)	397 (3)(e)	649
Non-equity Shareholders’ funds	160	—	—	—	160

	412	2	(2)	397	809

Note to the pro forma statement of net assets

(1)	The audited UK GAAP consolidated balance sheet of eircom Group, as at 31 March 2005, extracted without material adjustment, from the audited consolidated balance sheet as at 31 March 2005 as published in the Annual Report and Accounts of eircom Group for the financial year ended 31 March 2005, which has been incorporated by reference into this document.
(2)	The audited consolidated balance sheet of the Meteor Group, as at 31 December 2004, extracted without material adjustment from the audited consolidated balance sheet as at 31 December 2004 as set out in the Meteor Group’s Financial Information Table in Part IV of this document.

(3)	Pro forma adjustment on Acquisition and Rights Issue:

(a)	The pro forma adjustment in respect of the intangible assets is as follows:

€’m
Purchase consideration	420
Acquisition costs	12

432

Net assets of Meteor Group as at 31 December 2004	2
Goodwill eliminated	(33)
Elimination of intercompany debt	147

Identifiable assets acquired by eircom	116

Goodwill and intangible assets arising on Meteor Acquisition	316
Less
Goodwill on balance sheet of the Meteor Group as at 31 December 2004	(33)

Pro forma adjustment to goodwill included above	283

No account has been taken of any fair value adjustments which may arise on acquisition.

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(b)	The adjustment of €432 million to cash reflects the consideration payable of €420 million and estimated acquisition costs of €12 million pursuant to the Acquisition Agreement.

(c)	The adjustment of €147 million to creditors reflects the elimination of intercompany debt on completion of the Acquisition.

(d)	The increase in cash of €397 million reflects the net proceeds of the Rights Issue receivable by the Group calculated based on the expected Rights Issue proceeds of €423 million, less the estimated costs of €26 million, being underwriting commission, directors’ and officers’ liability insurance, capital duty, professional fees and other transaction costs. The net proceeds of the Rights Issue will be held by Newco. At the conclusion of the Rights Issue, the ownership of the entire share capital of Newco will be transferred to the Company. The Company will be able to utilise the cash reserves of Newco by redeeming certain shares or by procuring that Newco lends the amount to the Company.

(e)	The adjustment of €397 million to equity shareholders funds reflects the issue of 313,054,059 Ordinary Shares comprised in the Rights Issue offset by expenses of the Rights Issue of €26 million.

(f)	The adjustment reflects the consolidation adjustment, being the elimination of both pre-acquisition reserves and the share capital of the Meteor Group, required as a result of the Acquisition.

No account has been taken of trading results or other transactions since 31 March 2005 for the Group or since 31 December 2004 for the Meteor Group. The pro forma statement of net assets has been prepared under UK GAAP. The Group’s interim accounts for the quarter ended 30 June 2005, the half year ending 30 September 2005, the third quarter ending 31 December 2005 and its statutory accounts for the year ending 31 March 2006, will be prepared under IFRS.

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The Directors

eircom Group plc

114 St. Stephen’s Green West

Dublin 2

Morgan Stanley & Co. Limited

25 Cabot Square

Canary Wharf

London E14 4QA

Goodbody Corporate Finance

Ballsbridge Park

Ballsbridge

Dublin 4

30 August 2005

Dear Sirs

Proposed acquisition (the “Acquisition”) of the Meteor Group (the “Target”) and proposed rights issue (the “Rights Issue”) by eircom Group plc (the “Group”), together the transaction (the “Transaction”).

We report on the pro forma statement of net assets set out in Part VI of the Group’s Circular and dated 30 August 2005. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the Acquisition and the proposed Rights Issue might have affected the consolidated statement of net assets of the Group as at 31 March 2005.

Responsibilities

It is the responsibility solely of the directors of the Group to prepare the pro forma statement of net assets in accordance with paragraph 13.5.31 of the UK Listing Rules and paragraph 10.5.31 of the Irish Listing Rules.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Rules and Commission Regulation (EC) no. 809/2004, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting and Bulletin 1998/8 ‘Reporting on pro forma financial information pursuant to the Listing Rules’ issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Group.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a)	the pro forma statement of net assets has been properly compiled on the basis stated; and

(b)	that basis is consistent with the accounting policies of the Group as at 31 March 2005.

Yours faithfully

PricewaterhouseCoopers

Chartered Accountants

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Part VII

ADDITIONAL INFORMATION

1.    RESPONSIBILITY

The Directors whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.    DIRECTORS’ AND OTHERS’ INTERESTS

2.1    The Directors:

Directors:

Name	Age	Position
Sir Anthony O’Reilly	69	Chairman
Con Scanlon	51	Vice Chairman
Dr. Philip Michael Gerard Nolan	51	Director, Chief Executive Officer
Peter Eugene Lynch	47	Director, Chief Financial Officer
Cathal Gerard Magee	52	Director, Managing Director, retail
David Francis McRedmond	43	Director, Commercial Director
John Gerard Conroy	45	Non-Executive Director
Didier Jean-Claude Delepine	58	Non-Executive Director
Irial Finan	48	Non-Executive Director
Kevin Christopher Melia	58	Non-Executive Director
Padraic Joseph O’Connor	56	Non-Executive Director
Maurice Alan Pratt	50	Non-Executive Director
Donal Michael Roche	52	Non-Executive Director

Secretary:		John Mason

2.2    Directors’ and Senior Executives’ interests

Details of the Directors’ and Senior Executives’ interests in the share capital of the Company are set out in paragraph 8.1 of Part IX of the Prospectus, which has been incorporated by reference into this document.

2.3    Interests of major Shareholders

Insofar as is known to eircom Group, the name of each person, other than the Directors and Senior Executives, who, directly or indirectly, is interested in 3% or more of eircom Group’s capital, and the amount of such person’s interest, prior to the Rights Issue and as it will be immediately after completion of the Rights Issue (assuming full take up of the Rights Issue and no conversion rights under the Convertible Preference Shares exercised between the date of this document and the completion of the Rights Issue) is as set out in paragraph 8.4 of Part IX of the Prospectus, which has been incorporated by reference into this document.

3.    DIRECTORS’ SERVICE CONTRACTS AND LETTERS OF APPOINTMENT

The Directors each have a service contract or letter of appointment with a member of the Group. Details of the Directors’ Service Contracts and letters of appointment are set out in paragraph 9 of Part IX of the Prospectus, which has been incorporated by reference into this document.

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4.    DETAILS OF KEY INDIVIDUALS IMPORTANT TO METEOR’S BUSINESS

Robert Haulbrook (46 years of age), Chief Executive Officer of Meteor, has a combined experience of more than 10 years in international operations. He also has over 20 years telecom experience in wireless, long distance, alternative fixed-line and yellow pages. Robert assumed the role of Chief Executive Officer of Meteor in August 2004. Prior to this role, Robert was Vice President and General Manager of Centennial de Puerto Rico with overall profit and loss responsibility for the country’s second largest mobile operator. Prior to joining Centennial, Robert held the position of Vice President of Marketing for BellSouth International from 2002 to 2004, having previously held the position of Vice President of Sales and Marketing in BellSouth Central America.

Cliodhne Whelan (37 years of age), Chief Financial Officer of Meteor, assumed the role of Chief Financial Officer of Meteor in April 2002, having previously held the position of Finance Director of Meteor since November 1998. Prior to joining Meteor, Cliodhne held the position of Financial Controller with Cybermedia Inc/Cyberhelp Limited from 1997 to 1998. Cliodhne also served as European Accounting Manager with Isocor BV from 1995 to 1997.

Larry Smith (51 years of age), Chief Operations Officer of Meteor, has over 24 years of telecoms and mobile communications experience. Larry Smith assumed the role of Chief Operations Officer of Meteor in January 2005. Before assuming this role, Larry held the position of President of BellSouth Colombia in Bogota, managing more than 2,000 employees, and serving more than 2.3 million customers. Larry previously held the positions of President for BellSouth Peru and Chief Operating Officer for CellCom in Israel.

5.    WORKING CAPITAL

The Company is of the opinion that, following the completion of the Acquisition and taking into account the net proceeds of the Rights Issue and the bank and other facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

6.    RELATED PARTY TRANSACTIONS

A description of the material provisions of agreements and other documents between eircom Group and various individuals and entities that may be deemed to be related parties is set out in paragraph 15 of Part IX of the Prospectus, which has been incorporated by reference into this document.

7.    SIGNIFICANT CHANGE

A final dividend of €0.06 per Ordinary Share was approved by Shareholders at the annual general meeting on 25 July 2005. As a result, €45 millionM was paid to the Shareholders on 12 August 2005. Other than as outlined above, there has been no significant change in the financial or trading position of the Group since 30 June 2005, the date to which the last quarterly consolidated financial statements of the Group were prepared.

There has been no significant change in the financial or trading position of Meteor Group since 31 December 2004, the date to which the Meteor Group’s Financial Information Table in Part IV of this document was drawn up.

8.    LITIGATION

eircom Group

Except as disclosed in the Risk Factor headed “Regulatory investigations and litigation may lead to fines or other penalties” in Part III of this document and as set out in paragraph 20 of Part IX of the Prospectus, which has been incorporated by reference into this document, no member of the Group is engaged in or, so far as eircom Group is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company and/or Group’s financial position or profitability.

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The Meteor Group

The Meteor Group is neither engaged in nor, so far as eircom Group is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Meteor Group’s financial position or profitability.

9.    MATERIAL CONTRACTS OF eircom GROUP

In addition to the Acquisition Agreement which has been summarised in Part V — “Principal Terms of the Acquisition Agreement” of this document, a summary of the other contracts (not being contracts entered into in the ordinary course of business) that have been entered into by eircom Group or any member of the Group within the two years immediately preceding the date of this document which are or may be material or which have been entered into by eircom Group or any member of the Group at any other time and which contain provisions under which eircom Group or any member of the Group has an obligation or entitlement that is material to the Group as at the date of this document, is set out in paragraph 24 of Part IX of the Prospectus, which has been incorporated by reference into this document.

10.    MATERIAL CONTRACTS OF THE METEOR GROUP

There are no contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the Meteor Group within the two years immediately preceding the date of this document which are or may be material or which have been entered into by the Meteor Group at any other time and which contain provisions under which the Meteor Group has an obligation or entitlement that is material to the Meteor Group as at the date of this document.

11.    ADDITIONAL INFORMATION

11.1    Sponsor’s interests

As required to be disclosed by the Irish Listing Rules, certain employees of Goodbody Corporate Finance who are directly involved in the activities of the sponsor in relation to the Acquisition hold 750 Ordinary Shares in the Company.

11.2    Treasury shares

There are no treasury shares held by the Company as at the date of this document.

12.    CONSENT

PricewaterhouseCoopers has given and has not withdrawn its written consent to the inclusion in this document of its reports set out in Part IV and Part VI, and references to its reports and its name in the form and context in which they appear and has authorised the contents of those sections of this document comprising its reports for the purposes of item 5.5.3R(2)(f) of the Prospectus Rules and in accordance with Rule 10.4.1(6) of the Irish Stock Exchange Listing Rules. This consent is not provided in accordance with the rules and regulations of the US Securities and Exchange Commission under the Securities Act.

Morgan Stanley has given and not withdrawn its written consent to the inclusion in this document of all statements attributed to it and references to its name in the form and context in which they appear.

Goodbody Corporate Finance and Goodbody Stockbrokers have given and not withdrawn their written consent to the inclusion in this document of all statements attributed to them and references to their names in the form and context in which they appear.

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13.    DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during usual business hours on any weekday (public holidays excepted) for so long as the Rights Issue remains open for acceptance at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, United Kingdom, at the offices of A&L Goodbody, International Financial Services Centre, North Wall Quay, Dublin 1, Ireland, at eircom Group’s office at 114 St Stephen’s Green West, Dublin 2, Ireland, and at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland:

(a)	the memorandum and articles of association of eircom Group;

(b)	the Annual Reports and Accounts of eircom Group, including the audited consolidated accounts for the years ended 31 March 2004 and 31 March 2005;

(c)	the audited consolidated accounts of Valentia Telecommunications for the year ended 31 March 2003;

(d)	the Prospectus dated 30 August 2005;

(e)	the PricewaterhouseCoopers reports regarding (i) the quarterly results of the Company for the quarter ending 30 June 2005 set out in Part VI of the Prospectus; (ii) the Meteor Group’s Financial Information Table set out in Part IV of this document; and (iii) the unaudited pro forma statement set out in Part VI of this document;

(f)	the voting agreement dated 25 July 2005 between ESOT and WWIHC;

(g)	the Subscription and Transfer Agreements;

(h)	the Underwriting Agreement; and

(i)	the Acquisition Agreement.

Dated: 30 August 2005

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Part VIII

DEFINITIONS

Please refer to Part X — “Definitions” of the Prospectus, which has been incorporated by reference into this document.

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Part IX

GLOSSARY OF TECHNICAL TERMS

Please refer to Part XI — “Glossary of Technical Terms” of the Prospectus, which has been incorporated by reference into this document.

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Part X

SOURCES

A.	ComReg, Irish Communications Market, Quarterly Key Data Report, June 2005.

B.	Meteor’s internal sources.

C.	ComReg, Irish Communications Market, Quarterly Key Data Report, March 2005.

D.	Central Statistics Office, Population and Labour Force Projections, 2006 – 2036.

E.	ComReg, Irish Communications Market, Quarterly Key Data Report, March 2004.

F.	Mobile Communications, 19 July 2005.

G.	Global Insight’s Economic World Overview, 15 March 2005.

H.	ComReg, Irish Communications Market, Quarterly Key Data Report, December 2002.

I.	ComReg, Irish Communications Market, Quarterly Key Data Reports September, 2004 through March 2005.

J.	The Group’s internal sources.

K.	ODTR, The Irish Telecommunications Market, Quarterly Review, December 1999 - February 2000.

L.	Unaudited Meteor management accounts. The unaudited financial information was prepared on a consistent basis with the financial information as set out in Part IV.

M.	Unaudited Group financial information sourced from financial and accounting records. The financial information for the Group for the three years ended 31 March 2005 was prepared on a consistent basis with the financial information of the Annual Report and Accounts (in accordance with UK GAAP). The financial information for the quarter ended 30 June 2005 was prepared in accordance with IFRS.

N.	Audited Meteor financial statements.

O.	ComReg, Irish Communications Market, Quarterly Key Data Reports, December 2002 - March 2005; and ODTR, The Irish Telecommunications Market, Quarterly Review June and September 2002.

P.	ComReg Trends Report Q2 2005, June 2005, prepared by Amárach Consulting.

Q.	ComReg, License to Provide 3G Services in Ireland, 15 June 2005.

R.	Audited Group financial information.

S.	Unaudited Group management information and records.

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NOTICE OF EXTRAORDINARY GENERAL MEETING

eircom GROUP PLC

(Incorporated in England and Wales under the Companies Act 1985, with registered number 4827199)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of eircom Group plc (the “Company”) will be held at Portmarnock Hotel & Golf Links, Portmarnock, Co Dublin at 11.00 a.m. on 15 September 2005 to consider and, if thought fit, pass the following resolutions which will be proposed as ordinary resolutions:

Resolutions

1.	THAT the proposed acquisition of the entire issued share capital of Western Wireless International Ireland LLC, the holding company of Meteor Mobile Communications Limited, pursuant to the share purchase agreement between, amongst others, eircom Group plc and Western Wireless International Holding Corporation, dated 25 July 2005 (the “Acquisition Agreement”) and the associated and ancillary arrangements contemplated by the Acquisition Agreement and/or described in the circular of the Company dated 30 August 2005, accompanying this notice, be and are hereby approved and that the Directors of the Company (or any duly authorised Committee thereof) be and they are hereby authorised to take all such steps as may be necessary or desirable in relation thereto and to implement the same with such non-material modifications, variations, revisions, waivers or amendments as the Directors or any such Committee may deem necessary, expedient or appropriate.

2.	THAT the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the UK Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount equal to €31.4 million in connection with the Rights Issue (as defined in the prospectus of the Company dated 30 August 2005). This authority shall expire on the earlier of fifteen months from the date of this resolution and the conclusion of the next Annual General Meeting of the Company (unless previously revoked, varied or extended by the Company in general meeting) save that the Company may before the expiry of this period make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired. The authority granted by this resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.

By order of the Board

Company Secretary

30 August 2005

Registered Office:  1 Park Row, Leeds LS1 5AB

Notes:

ENTITLEMENT TO ATTEND AND VOTE

Only holders of Ordinary Shares may vote at the meeting. Holders of Convertible Preference Shares are entitled to attend but not to vote.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those Shareholders registered in the register of members of the Company as at 6.00 p.m. on

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13 September 2005, or if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 13 September 2005, or if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

APPOINTMENT OF PROXIES

A shareholder entitled to attend and vote at the Extraordinary General Meeting, including any adjournment(s) thereof, may appoint one or more proxies to attend and to vote in his or her place. A proxy need not be a shareholder. A form of proxy for use by ordinary shareholders is enclosed with this document.

To be effective, the form of proxy (or electronic appointment of a proxy) must be lodged at Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgewater Road, Bristol, BS99 7NH or at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, not less than 48 hours before the time appointed for the meeting. Please note that Computershare’s hours of business are 9am to 5pm Monday to Friday and therefore any deliveries received outside of these hours will not be signed for. The appointment of a proxy will not preclude a shareholder from attending the meeting and voting in person.

APPOINTMENT OF PROXIES THROUGH CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 15 September 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) by 5.00 p.m. on 13 September 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services PLC is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

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Exhibit 99.2

PROSPECTUS DATED 30 AUGUST 2005

THIS DOCUMENT AND ITS ENCLOSURES ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own personal finance advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or who is authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 if you are in Ireland, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom or Ireland.

If you sell or transfer or have sold or otherwise transferred all of your Existing Shares (other than ex-rights) held in certificated form before 13 September 2005, please forward this document and the accompanying documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. However, this document and/or the Provisional Allotment Letter should not be distributed, forwarded to or transmitted in, or into, any jurisdiction where to do so might constitute a violation of local securities law or regulation, including, but not limited to, the United States. Please refer to paragraph 8 of Part V — “Summary and Terms and Conditions of the Rights Issue” of this document if you propose to send this document outside the United Kingdom or Ireland. If you sell or have sold or otherwise transferred your Existing Shares (other than ex-rights) held in uncertificated form before the ex-rights date, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee. If you sell or have sold part of your holding of Existing Shares (other than ex-rights) in certificated form, please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately. Instructions regarding split applications will be set out in the Provisional Allotment Letter.

The distribution of this document and/or the Provisional Allotment Letter and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Shares into jurisdictions other than the United Kingdom or Ireland may be restricted by law and therefore persons into whose possession this document and/or any such documents come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of such jurisdictions. In particular, subject to certain exceptions, this document, the Provisional Allotment Letters and any other such documents (other than the Circular) should not be distributed, forwarded to or transmitted in or into the United States (as defined in Regulation S under the US Securities Act of 1933, as amended).

Capitalised terms have the meanings ascribed to them in the “Definitions” and “Glossary of Technical Terms” sections of this document.

You should read this document in its entirety and in particular the section headed “Risk Factors” at pages 6 to 24 of this document when considering whether to take up your rights under the Rights Issue.

The Existing Shares have been admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. Application has been made to the UK Listing Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to which this Prospectus relates to be admitted to the Official List of the UK Listing Authority, and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange’s main market for listed securities. Application has also been made to the Irish Stock Exchange for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to which this Prospectus relates to be admitted to the Official List of the Irish Stock Exchange. It is expected that Admission to the Official Lists will become effective and that dealings in the New Shares will commence on the Irish Stock Exchange and the London Stock Exchange, nil paid, at 8.00 a.m. on 16 September 2005.

eircom GROUP PLC

(registered in England and Wales under the Companies Act 1985 with registered number 4827199)

Proposed Acquisition of the Meteor Group

Proposed 5 for 12 Rights Issue of 313,054,059 New Shares at €1.35 per New Share

Sponsor, Financial Adviser and Underwriter

Morgan Stanley

Underwriter

Goodbody Stockbrokers

The latest time for acceptance and payment in full of entitlements under the Rights Issue is 11.00 a.m. on 7 October 2005. The procedure for acceptance and payment is set out in Part V of this document and, for Qualifying non-CREST Shareholders only, will also be set out in the Provisional Allotment Letter. Qualifying CREST Shareholders should refer to paragraph 5 of Part V of this document.

Morgan Stanley is acting exclusively for the Company and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition, the Rights Issue or any other matters referred to in this document.

Goodbody Corporate Finance is acting exclusively for the Company and no one else in connection with the Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or any other matters referred to in this document.

Goodbody Stockbrokers is acting exclusively for the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Rights Issue or any other matters referred to in this document.

Morgan Stanley Securities Limited and Goodbody Stockbrokers may engage in trading activity for the sole purpose of hedging their commitments under the Underwriting Agreement. Such activity may include purchases and sales of securities of the Company and related or other securities and instruments (including Ordinary Shares, Nil Paid Rights and Fully Paid Rights).

Certain information in relation to Meteor and the Acquisition has been incorporated by reference into this document. You should refer to the section on “Relevant Documentation” for further details.

This document comprises a prospectus relating to the Company which has been prepared in accordance with the Listing Rules made under section 73A of the Financial Services and Markets Act 2000 (as amended), or FSMA, and the Prospectus Rules made under Part VI of FSMA. The Prospectus will be made available to the public in accordance with the Prospectus Rules.

Qualifying non-CREST Shareholders, other than (subject to certain exceptions) those with registered addresses in the United States, will be sent a Provisional Allotment Letter. Qualifying CREST Shareholders, other than (subject to certain exceptions) those with registered addresses in the United States, are expected to receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 16 September 2005. The Nil Paid Rights so credited are expected to be enabled for settlement by CRESTCo as soon as practicable after Admission. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Rights Issue.

This document does not constitute an offer to sell or the solicitation of an offer to acquire New Shares or to take up entitlements to Nil Paid Rights in any jurisdiction in which such an offer or solicitation is unlawful. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Shares, the Nil Paid Rights and the Fully Paid Rights or the Provisional Allotment Letters or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. Except as otherwise provided for herein, this document does not constitute an offer of New Shares, Nil Paid Rights or Fully Paid Rights to any shareholder with a registered address in, or who is resident in, the United States. The Underwriters may arrange for the offer of New Shares in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration

II

requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The New Shares offered outside the United States are being offered in reliance on Regulation S. Subject to certain exceptions, the Provisional Allotment Letters will not be posted to any person in the United States. The attention of Overseas Shareholders and other recipients of this document who are residents or citizens of any country other than the United Kingdom or Ireland or who have a contractual or other obligation to forward this document or the Provisional Allotment Letter to a jurisdiction outside the United Kingdom or Ireland is drawn to paragraphs 8 and 9 of Part V  —  “Summary and Terms and Conditions of the Rights Issue” of this document.

No person has been authorised to give any information or to make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by eircom Group or the Underwriters. Subject to the Listing Rules and/or the Prospectus Rules, neither the delivery of this document, nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Group or the Enlarged Group since the date of this document or that the information in it is correct as at any subsequent date.

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for advice.

Any reproduction or distribution of this document in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than in considering an acquisition of the New Shares offered hereby, is prohibited. Each offeree of the New Shares by accepting delivery of this document agrees to the foregoing.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans, “goal”, “target”, “aim”, “may”, “will” “would”, “could” or “should” or, in each case, their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of the Group or the Enlarged Group (as applicable) concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the Group, the Enlarged Group and the industries in which they operate.

By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance. The Group’s, the Meteor Group’s or the Enlarged Group’s actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward looking statements contained in this document. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Group, the Meteor Group or the Enlarged Group (as the case may be), and the development of the industries in which it operates, are consistent with the forward looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

•	changes in the competitive and regulatory framework in which the Group, the Meteor Group or the Enlarged Group operate;

•	increased competition from other companies in the industry in which the Group, the Meteor Group or the Enlarged Group operates and its ability to retain its market share;

•	changes in consumer preferences among communication technologies, including trends toward mobile substitution;

III

•	the Group’s, the Meteor Group’s or the Enlarged Group’s ability to generate growth or profitable growth, particularly as growth slows in the Irish fixed-line telecommunications market;

•	the Group’s, the Meteor Group’s or the Enlarged Group’s high leverage and ability to generate sufficient cash to service its debt;

•	the impact of changes in accounting principles;

•	regulatory developments with respect to tariffs, terms of interconnect and customer access;

•	the Group’s, the Meteor Group’s or the Enlarged Group’s ability to comply with existing and newly implemented regulatory regimes;

•	the Group’s, or the Enlarged Group’s ability to reduce its workforce;

•	the Group’s, the Meteor Group’s or the Enlarged Group’s ability to control its capital expenditures and other costs;

•	the requirement to renew Meteor’s GSM licence on an annual basis;

•	significant changes in exchange rates, interest rates and tax rates;

•	significant technological and market changes;

•	the effect of the Acquisition of the Meteor Group on the Group;

•	the Enlarged Group’s ability to achieve its key commercial objectives following the Acquisition;

•	future business combinations or dispositions; and

•	general local and global economic, political, business and market conditions.

You are advised to read this document in its entirety, and, in particular, the sections of this document headed “Summary”, “Risk Factors”, Part I — “Financial Information and Operating and Financial Review relating to the Company” and Part III — “Information on the Business”, for a further discussion of the factors that could affect the Group, the Meteor Group or the Enlarged Group’s future performance and the industries in which they operate. In light of these risks, uncertainties and assumptions, the events described in the forward looking statements in this document may not occur.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules and/or Prospectus Rules and/or Disclosure Rules), neither eircom Group nor the Underwriters undertakes any obligation to update or revise publicly any forward looking statement, whether as a result of new information, future events or otherwise.

CERTAIN CONVENTIONS AND FINANCIAL STATEMENT PRESENTATION

References in this document to “eircom Group” or the “Company” refer to eircom Group, the ultimate parent company of Valentia Telecommunications and eircom. References in this document to “eircom” refer to eircom Limited, an Irish limited company and a wholly owned subsidiary of Valentia Telecommunications and eircom Group.

On 21 July 2003, eircom Group became the ultimate holding company of the Group, by acquiring the entire issued share capital of Valentia Telecommunications in a share for share exchange. Under FRS 6 “Acquisitions and Mergers” merger accounting is permitted to be used provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the UK Companies Act. Accordingly, the acquisition of Valentia Telecommunications and its subsidiaries has been accounted for in accordance with the principles of merger accounting. The financial information for the year ended, and as at, 31 March 2003, is based on the consolidated financial statements of Valentia Telecommunications and its subsidiaries.

References in this document to “we”, “us”, “our”, “the Group” and similar terms refer to: eircom Limited and its subsidiaries when discussing events on or prior to 1 November 2001, the date eircom Limited

IV

was acquired by Valentia Telecommunications; Valentia Telecommunications and its subsidiaries when discussing events that occurred on or after 2 November 2001 and on or before 8 July 2003; eircom Group and its subsidiaries when discussing events that occurred on or after 9 July 2003; and the Enlarged Group following the Acquisition (should it proceed). References in this document to “we believe” and “we expect” are references to the Directors’ beliefs and expectations. References in this document to numbers of “employees” refer to numbers of full time equivalent employees.

Unless otherwise indicated, financial information for eircom Group in this document has been prepared in accordance with UK GAAP for the financial years up to and including the financial year ended 31 March 2005 and in accordance with International Financial Reporting Standards, or IFRS, for the three months ended 30 June 2005 and, for comparative purposes, the three months ended 30 June 2004. Further, unless otherwise indicated, financial information for the Meteor Group in this document has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. In November 2003, Senior Notes and Senior Subordinated Notes of the Group were registered with the SEC. As SEC registrants, eircom Group, Valentia Telecommunications, eircom Funding and eircom are required to provide a reconciliation to US GAAP for their year end financial statements in their 20-F filing with the SEC. Valentia Telecommunications and eircom Funding do not intend to prepare or publish such US GAAP reconciliations if, in the future, they are not SEC registrants.

The Group also publishes regulatory accounts which may differ in certain respects from the financial information in this document. The regulatory accounts are reconciled to and produced from eircom Group’s statutory accounts. They are prepared on the principle of cost causality and in accordance with ComReg directions.

Some financial information in this document has been rounded and, as a result, the numerical figures shown as totals in this document may vary slightly from the exact arithmetic aggregation of the figures that precede them.

This document contains references to EBITDA and Adjusted EBITDA. “EBITDA” means operating profit or loss from continuing operations before interest, tax, depreciation and amortisation. “Adjusted EBITDA” means EBITDA from continuing operations before restructuring costs, exceptional items and pension amortisation. See Part I — “Financial Information and Operating and Financial Review relating to the Company” for further information. Although EBITDA and Adjusted EBITDA are not measures of operating income, operating performance or liquidity under UK GAAP, US GAAP or IFRS, they are presented because they are used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures and because some of the covenants in the Group’s debt agreements are based on similar measures. EBITDA should not, however, be considered in isolation or as a substitute for operating income as determined by UK GAAP, US GAAP or IFRS, or as an indicator of operating performance, or of cash flows from operating activities as determined in accordance with UK GAAP. Furthermore, EBITDA is derived from the Group’s or the Meteor Group’s respective UK GAAP financial statements. This document contains quantitative reconciliations of EBITDA for the Group and the Meteor Group to the closest UK GAAP measure.

The form of the pro forma financial information set out in Part VII — “Unaudited Pro Forma Statement” has been prepared in accordance with paragraph 20.2 of Annex I and Annex II to the Prospectus Rules which vary in certain respects from Article 11 of Regulation S-X and accordingly should not be relied upon as if it has been prepared in accordance with such requirements.

BASES AND SOURCES

Unless the source is otherwise stated, the industry and market data in this document have been derived from the Group’s management records. The financial information in this document relating to the Group has been extracted without material adjustment from the Annual Report and Accounts, which have been incorporated by reference into this document, except (a) in the case of the financial information in respect of the Acquisition Pro Forma Adjustments and Rights Issue Pro Forma Adjustments contained in the pro forma in Part VII — “Unaudited Pro Forma Statement”, such information has been extracted from the Group’s management records; (b) in the case of the financial information for the three-month periods ended 30 June 2004 and 30 June 2005, such information has been extracted from the Group’s accounting records; and (c) where stated otherwise. The financial

V

information in this document relating to the Meteor Group has been extracted without material adjustment from (a) the Meteor Group’s Financial Information Table or (b) unaudited management accounts of the Meteor Group, except where stated otherwise.

Where stated, the market and competitive position data in this document have been obtained from quarterly and other information published by ComReg, the Irish telecommunications regulator, or from other third party sources. None of such data has been independently verified by eircom Group.

In this document, third party sources have been referenced by use of a footnote reference (e.g.A) which corresponds to the relevant third party source. A complete list of third party sources is included in Part XII of this document.

NO INCORPORATION OF WEBSITE INFORMATION

The contents of the Company’s website referred to in this document do not form part of this document.

VI

NOTICE TO US INVESTORS

The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. Except as otherwise provided for herein, this document does not constitute an offer of New Shares, Nil Paid Rights or Fully Paid Rights to any shareholder with a registered address in, or who is resident in, the United States. The Underwriters may arrange for the offer of New Shares in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The New Shares offered outside the United States are being offered in reliance on Regulation S. Subject to certain exceptions, the Provisional Allotment Letters will not be posted to any person in the United States.

If you are in the United States, you may not exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby unless you are a QIB. In addition, in order to exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby you must sign and deliver an investor letter, substantially in the form described under paragraph 8(d) of Part V of this document.

If you sign such a letter, you will be, among other things:

•	representing that you and any account for which you are acquiring the New Shares are a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act;

•	agreeing not to sell the Nil Paid Rights or the Fully Paid Rights or the New Shares, except (i) in an offshore transaction in accordance with Rules 903 or 904 of Regulation S under the Securities Act; or (ii) to another QIB in accordance with Rule 144A under the Securities Act; or (iii) with respect to the New Shares only, pursuant to Rule 144 under the Securities Act (if available); and that, in each case, such offer, pledge on transfer must, and will, be made in accordance with any applicable securities laws of any state or other jurisdiction of the United States; and

•	agreeing not to deposit any New Shares into any unrestricted depositary facility established or maintained by a depositary bank, unless they have been registered pursuant to an effective registration statement under the Securities Act.

Rule 144 under the Securities Act is not expected to be available for the sale of any New Shares by QIBs.

Any envelope containing a Provisional Allotment Letter and post-marked from the United States will not be accepted unless it contains a duly executed investor letter in the appropriate form as described in paragraph 8(d) of Part V of this document. Similarly, any Provisional Allotment Letter in which the exercising holder requests New Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

The payment made in respect of Provisional Allotment Letters that do not meet the foregoing criteria will be returned without interest.

Any person in the United States who obtains a copy of this document and who is not a QIB is required to disregard it.

VII

The prospective financial information included in this document has been prepared by the Company’s management for use in the Rights Issue in accordance with local market practice in the UK and in accordance with UK GAAP effective as at 31 March 2005. Such information is the responsibility of the Company’s management. PricewaterhouseCoopers has neither examined nor compiled the accompanying prospective financial information for the purpose of its inclusion herein, and accordingly, PricewaterhouseCoopers does not provide any form of assurance with respect thereto for the purpose of this document. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The PricewaterhouseCoopers’ reports included in this document relate to the Company’s historical financial statements. They do not extend to the prospective financial information and should not be read to do so.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE OR NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS SECTION.

VIII

IX

SUMMARY

This summary conveys the essential characteristics and risks associated with eircom Group and the securities being offered under the Rights Issue and should be read as an introduction to the Prospectus. Any decision to acquire New Shares and/or Nil Paid Rights and/or Fully Paid Rights and/or to take up any entitlements should be based on consideration of the Prospectus as a whole.

Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating this Prospectus before the legal proceedings are initiated. Civil liability attaches to those persons who have responsibility for this summary, including any translation thereof but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus.

1.    INTRODUCTION

The Board announced on 25 July 2005 that the Company had signed a conditional agreement for the acquisition of WWII, the holding company of Meteor, which values the Meteor business at €420 million on a debt free basis. Meteor is the third largest mobile operator in IrelandA in terms of subscribers with over 425,000B mobile subscribers as at 31 July 2005 and a share of approximately 10%F of the Irish mobile sector as of 31 May 2005.

In addition, the Board announced the Rights Issue, by which the Company ultimately intends to raise approximately €423 million. An amount equivalent to the proceeds of the Rights Issue will be used to fund payment of the cash consideration and the repayment of certain intercompany debt of Meteor in connection with the Acquisition.

2.    OVERVIEW OF THE COMPANY

The Company is the principal provider of fixed-line telecommunications services in Ireland. It offers residential and business customers a wide range of retail services and products, including fixed-line voice services and fixed-line data services.

As at 31 March 2005, the Company had approximately 2 million fixed-line telephone access channels in service and approximately 128,000 broadband subscribers. The Company had a turnover of approximately €1.6 billion for the financial year ended 31 March 2005.

3.    REASONS FOR THE ACQUISITION AND RIGHTS ISSUE

The Directors believe that the Acquisition represents a significant opportunity for the Company, in line with its stated strategic objective of re-entering the Irish mobile sector. Following the Acquisition, the Company will be the only provider of fixed-line, broadband and mobile communication services focused on the Irish market.

The Company has chosen to finance the Acquisition through the proceeds of the Rights Issue to strengthen the balance sheet based on an assessment of the Company’s cash requirements for investment and working capital, scheduled debt repayments, further investment in Meteor, and further development opportunities in the mobile sector.

4.    KEY RISK FACTORS

Risks relating to our existing business, regulatory and licensing matters and investments in the Company

•	increasing competition in the Irish fixed-line telecommunications market and the threat of increasing mobile substitution;

•	increase in regulation or adverse interpretation of existing regulation by ComReg;

•	the Group’s significant indebtedness;

•	the ability to pay dividends may be limited by a number of factors, including the Company’s significant indebtedness, pension deficit and changes to its accounting principles;

•	the Group’s dependency on the Irish market and increased turnover from data services;

•	significant technological and market changes;

•	a change in the Company’s tax residence;

•	regulatory investigations and litigation leading to fines or other penalties;

•	the ESOT’s significant shareholding and possible conflict with investor interests; and

•	the non-application of the Irish Takeover Rules and the UK City Code on Takeovers and Mergers.

Risks associated with the Acquisition

•	the Enlarged Group may be subject to increased regulation; and

•	the Acquisition may not achieve key commercial objectives.

Risks relating to Meteor’s business

•	Meteor’s small scale and substantial liquidity and capital resource requirements;

•	Meteor is not currently licensed to operate a 3G network;

•	Meteor’s high exposure to the pre-paid market and low revenue per subscriber;

•	network interruptions, poor service or slow downs, or Meteor’s failure to adapt to changes in technology may affect Meteor’s reputation and results of operations;

•	Meteor’s business is dependent on third party distributors, suppliers and network operators; and

•	Meteor’s continued growth will require it to recruit and retain key personnel.

Risks associated with the Irish mobile communications industry

•	Meteor faces intense and increasing competition from existing providers of mobile services and new market entrants and is subject to regulatory risks;

•	the success of Meteor’s operations is dependent on the Enlarged Group’s ability to attract and retain customers; and

•	alleged health risks associated with mobile communication.

5.    DETAILS OF THE RIGHTS ISSUE AND ADMISSION TO TRADING

The New Shares will be offered by way of rights to all Qualifying Shareholders other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States, on the basis of 5 New Shares at €1.35 per New Share for every 12 Existing Shares held at the close of business on the Record Date. Qualifying Shareholders holding fewer than 12 Existing Shares will not be entitled to acquire any New Shares. If a Qualifying Shareholder does not take up the offer of New Shares, his shareholding will be diluted by 29.4%. The Rights Issue Price represents a 27.8% discount to the closing middle market price on the Irish Stock Exchange of €1.87 per Existing Share on 22 July 2005 (the last practicable date before the announcement of the Rights Issue), and a 24.2% discount to the closing middle market price on the Irish Stock Exchange of €1.78 per Existing Share on 29 August 2005 (the last practicable date before the publication of this document).

The Rights Issue has been fully underwritten by Morgan Stanley and Goodbody Stockbrokers. Prior to Admission, the Underwriters may terminate the Underwriting Agreement in certain circumstances. If this occurs, the Rights Issue will not proceed and the Acquisition cannot be completed.

Instead of receiving cash as consideration for the issue of the New Shares, at the conclusion of the Rights Issue the Company will issue the New Shares in consideration for the transfer to it by the Underwriters of certain issued ordinary and the entire issued redeemable preference share capital of Newco, which will result in the Company owning the entire issued share capital of Newco whose only assets will be its cash reserves. The Company will be able to utilise this amount by redeeming the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to the Company. The structure of the Rights Issue is expected to have the effect of creating distributable reserves equal to the net proceeds of the Rights Issue less the par value of the New Shares issued by the Company. It should be possible for the Company to declare dividends from these reserves in the future, provided that the Company has sufficient cash resources to fund such dividends, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such dividends.

The Rights Issue is conditional, amongst other things, on Shareholders approving the Acquisition and the Acquisition Agreement not having been terminated before Admission. After Admission, the Rights Issue will proceed even if the Acquisition does not. In these circumstances, the Directors will consider whether to keep some or all of the net proceeds of the Rights Issue to fund an alternative mobile re-entry strategy or whether to return some or all of such proceeds to Shareholders.

Application has been made to the Irish Stock Exchange and the UK Listing Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to which this Prospectus relates to be admitted to the Official Lists, and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that Admission to the Official Lists will become effective and that dealings in the New Shares will commence on the Irish Stock Exchange and the London Stock Exchange, nil paid, at 8.00 a.m. on 16 September 2005.

The New Shares will, once issued, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions, declared, paid or made after their issue.

6.    ESOT

The ESOT, which holds 20.9% of the Company’s total issued share capital, has given an irrevocable undertaking to WWIHC that it will vote in favour of all resolutions at the EGM. Separately, the ESOT has stated that it intends to take up its full rights under the Rights Issue.

7.    SELECTED FINANCIAL INFORMATION

Financial years ended 31 March 2003, 2004 and 2005 (UK GAAP):

		Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m
		(audited)
Turnover		1,682	1,628	1,602
Gross profit		1,183	1,218	1,224
Group operating profit before group’s share of operating profits of associated undertakings		85	118	178
Profit/(loss) before taxation, goodwill amortisation and exceptional charges		5	(27)	86
Profit/(loss) on ordinary activities before taxation		(46)	(89)	52
(Loss)/earnings per 10 cent ordinary share	(Euro cent)	(0.12)	(0.24)	0.02
Net debt		(1,791)	(1,912)	(1,881)
Net assets excluding net debt		2,548	2,461	2,293
Shareholders’ funds		757	549	412

Three months ended 30 June 2005 and 2004 (IFRS)L:
Other financial data:			Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m
			(unaudited)
Revenue			401	399
Operating profit			25	112
Operating profit before restructuring costs and profit on disposal of property			73	66
(Loss)/profit before income tax			(6)	77

8.    CURRENT TRADING AND PROSPECTS

Trading at the Group to the date of this document has been in line with the Directors’ expectations since the publication of the results for the year ended 31 March 2005 and the Directors are confident of the underlying financial and trading prospects of the Group for the current financial year.

The Directors believe that, following completion of the Acquisition, the Enlarged Group will be well placed to take advantage of opportunities arising from the increase in its addressable market. The Directors have confidence in the financial and trading prospects of the Enlarged Group for the current financial year.

9.    SIGNIFICANT CHANGE

A final dividend of €0.06 per Ordinary Share was approved by Shareholders at the annual general meeting on 25 July 2005. As a result, €45 millionL was paid to the Shareholders on 12 August 2005. Other than as outlined above, there has been no significant change in the financial or trading position of the Group since 30 June 2005, the date to which the last quarterly consolidated financial statements of the Group were prepared.

10.    CAPITALISATION AND INDEBTEDNESSL

As at 30 June 2005, the gross indebtedness of the Group (before capitalised debt issue costs) calculated in accordance with IFRS was €2.632 billion. €1.042 billion of this balance was non-current and guaranteed but unsecured. €1.294 billion of debt was guaranteed and secured debt, of which €70 million was current debt and €1.224 billion was non-current debt. The current secured debt was €10 million and the non-current secured debt was €126 million. The current unsecured debt was €29 million and the non-current unsecured debt was €131 million. The Group’s net indebtedness position as at 30 June 2005 was €2.164 billion (€109 million current debt and €2.523 billion non-current debt) being the Group’s gross indebtedness of €2.632 billion offset by cash or cash equivalents of €468 million.

As at 30 June 2005, the IFRS total equity of the Group (excluding the profit and loss account reserve) was €334 million. This comprises called up equity and non-equity share capital of €81 million, share premium of €218 million and capital redemption reserves of €35 million.

11.    WORKING CAPITAL

The Company is of the opinion that, taking into account the net proceeds of the Rights Issue and the bank and other facilities available to the Group, the Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

12.    ADDITIONAL INFORMATION

(a)	Share capital

Immediately following completion of the Rights Issue (assuming no options granted under the Share Schemes or conversion rights under the Convertible Preference Shares are exercised between the date of this document and completion of the Rights Issue), the Company will have 1,064,383,801 Ordinary Shares in issue and 1,972,954,646 Ordinary Shares authorised but unissued.

(b)	Major Shareholders

As far as is known to the Company, its major Shareholders include eircom ESOP Trustee Limited, Capital Research & Management, Cantillon Capital Management and Marathon Asset Management.

(c)	Memorandum and Articles of Association

The Memorandum of Association of the Company provides that its principal object is to carry on the business of a holding company. The Articles were adopted pursuant to a special resolution of the Company passed on 18 March 2004.

(d)	Directors, employees and advisers

The Board comprises Sir Anthony O’Reilly, Con Scanlon, Dr Philip Nolan, Peter Lynch, Cathal Magee, David McRedmond, John Conroy, Didier Delepine, Irial Finan, Kevin Melia, Padraic O’Connor, Maurice

Pratt and Donal Roche. As at 31 March 2005, the Group had 7,275 employees, excluding 306 agency staff.

(e)	Related party transactions

The Group has entered into agreements with individuals and entities that may be deemed to be related parties. These agreements are largely historical and relate to shareholder arrangements in place prior to the IPO. Certain related parties’ fees were paid in the financial years ended 31 March 2003, 2004 and 2005.

(f)	Costs of the Rights Issue

The aggregate costs and expenses payable by the Company in connection with the Rights Issue and Acquisition are estimated at approximately €26 million and €12 million respectively.

(g)	Documents on display

Documents relating to the Rights Issue and Acquisition are available for inspection during usual business hours on any weekday (public holidays excepted) for so long as the Rights Issue remains open for acceptance at the Company’s head office in Dublin and at the offices of Freshfields Bruckhaus Deringer, A&L Goodbody, and the Receiving Agent in Dublin.

RISK FACTORS

The Acquisition and the Rights Issue are subject to a number of risks. Accordingly, Shareholders should consider carefully all of the information set out in this document and the risks attaching to an investment in the Company, including, in particular, the risks described below, prior to making any decisions on whether or not to vote in favour of the Resolutions and whether or not to make an investment in the Company. Additional risks and uncertainties, not presently known to the Directors or that the Directors currently consider to be immaterial, may also have an adverse effect on the Group and/or the Meteor Group and/or the Enlarged Group.

The Group’s and/or the Enlarged Group’s business, financial condition or results of operations could be materially and adversely affected by any of the risks described below. In such case, the market price of the Ordinary Shares may decline due to any of these risks and investors may lose all or part of their investment. Shareholders should consider carefully whether the Acquisition and the Rights Issue are in the Company’s best interests in the light of the information in this document and the Circular.

RISKS RELATING TO OUR EXISTING BUSINESS

Increasing competition in the Irish fixed-line telecommunications market makes our existing business vulnerable to further market share loss.

The Irish fixed-line telecommunications market, the market in which we currently operate, is competitive, and we believe that continuing regulatory initiatives will make it increasingly so. Since 2000, we have been required to provide carrier pre-selection, or CPS, which allows customers to choose another authorised operator as the default carrier for some or all calls, and geographic and non-geographic number portability, which allows customers to change to another authorised operator without changing their telephone number. Additional regulatory measures were introduced, including CPS enhancements, which allow other authorised operators, or OAOs, to offer customers connected to our network a bundled product consisting of line rental and call services with a single bill, and partial private circuits, or PPCs, which allow OAOs to use our network to provide connectivity from their customers’ premises to their point of connection with our network. We were required to provide single billing through wholesale line rental, or WLR, in June 2003, PPCs in July 2003 and CPS enhancements in September 2003. These regulatory initiatives have increased the ease with which our customers can move to OAOs.

We have had significant success in winning back lost customers in the past. Since CPS was introduced in January 2000, we estimate, based on our internal traffic analysis system, that we have succeeded in winning back approximately 59% of customers who had moved to OAOs. However, restrictive guidelines introduced by ComReg in September 2003 on conducting win-back sales activities when a customer chooses an alternative operator (which, for example, prohibit us from contacting a former customer for at least a three-month period from the date of the loss of that customer) have made it harder for us to regain lost business. Since the liberalisation of the Irish fixed-line telecommunications market, our market share, based on turnover, has decreased. Prior to the liberalisation, we held a virtual monopoly in this market. In the first year following liberalisation, according to quarterly data published by ComReg, our market share, based on turnover, decreased to approximately 93% at 31 December 1999K. At 31 December 2004, our market share, based on turnover, was approximately 79%C. Due to the regulatory measures described above and increasing competition, we are vulnerable to further loss of market share in the future.

Competition in our existing business could also lead to:

•	loss of existing or prospective customers and greater difficulty in retaining existing customers and consequent bad debt exposure;

•	continued price erosion for our products and services;

•	increased pressure on our profit margins, preventing us from maintaining or improving our current level of operational profitability; and

•	obsolescence of existing technologies and the need for more rapid deployment of new technologies.

The turnover and profitability of our existing business will be adversely affected as the rate of growth in the Irish fixed-line telecommunications market continues to decline as a result of increasing mobile substitution or otherwise.

In its quarterly reports, ComReg publishes market revenues for the fixed-line market, and in its latest report covering the quarter from January to March 2005A, ComReg has adopted a revised categorisation of revenues and has re-stated fixed-line revenues for quarter one 2004 to quarter four 2004. Under the revised categorisation, the latest ComReg publication states fixed-line revenues for quarter one 2005 as €504 million and re-states quarter one 2004 revenues as €492 million, implying a 2.4% increase over a twelve month period. However, previously published quarterly revenuesI indicated annual decreases of about 4% for recent quarters compared to the respective quarter of the previous yearI. We are in discussions with ComReg to understand the changes made. Pending resolution of these discussions, our view is that revenue in the fixed-line market is declining at approximately 2% per annum, and that our market share, based on turnover, continues to be approximately 79%, as it has been over recent years.

The ComReg quarterly reports indicate that annualised total fixed-line revenues fell from approximately 60%H of total telecoms revenue in 2002 to approximately 50%A in the financial year ended 31 March 2005, primarily as a result of an increase in mobile revenues. We believe that the decline in revenues in the fixed-line market overall, as well as a decline in revenues in the fixed-line voice sector, has been caused by increasing competition, particularly from mobile operators. Although the effects of fixed-to-mobile substitution are difficult to quantify, we believe it has had a negative impact on growth in the Irish fixed-line telecommunications market and will continue to do so, as a growing number of customers not only place more calls from a mobile telephone instead of a fixed-line, but choose to forego having a fixed-line installed at home in favour of using a mobile phone. We believe that the Irish fixed-line telecommunications market will continue to slow or decline, and there may continue to be periods of flat or negative growth, making it more difficult for us to increase fixed-line turnover or may even lead to a decrease in our fixed-line turnover.

If ComReg changes the terms of the retail price cap it has imposed, our ability to adjust our pricing may be further restricted and, as a result, our fixed-line turnover and operating profit may decline.

In February 2003, ComReg changed the cap it imposes on a specified basket of our retail products and services from a permitted annual change in average prices equal to the Irish consumer price index, or CPI, minus 8%, to a permitted annual change equal to CPI minus 0%. ComReg also made other changes, including eliminating the sub-caps it had previously imposed on individual services within the basket.

ComReg stated in its “Response to Consultation and Consultation on Draft Decision” dated 22 March 2005, relating to the market analysis of retail fixed narrowband access markets, that we are now fully rebalanced and proposed to impose a sub cap on public switched telephone network, or PSTN, line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year effective from the date of the decision. In subsequent years, this will be at the rate of CPI minus 0%. ComReg have indicated in the market analysis of retail voice calls that the current price cap will continue until the markets are next reviewed for significant market power, or SMP designation and remedies.

Our existing business is dependent upon increased turnover from data services, which is an increasingly competitive market.

Our existing business is dependent upon increased turnover from data services to offset the impact of the declining market for fixed-line voice services on our operating results and to maintain our long-term profitability of that business. If demand for internet access and usage does not grow, if our customers do not adopt our more expensive and faster forms of internet access, such as asymmetric digital subscriber line, or ADSL, or if our competitors offer cheaper or more attractive services, we may not be able to increase our data services turnover. Our broadband services are subject to competition based on a wholesale version of our own service (bitstream), from services provided by competitors over other technologies such as cable modems, wireless or satellite, and from services built by competitors that are based on unbundled local loops and co-location. We are experiencing significant migration from dial-up internet access to flat rate tariff access services based on flat rate internet access call origination, or FRIACO, and to ADSL services. In addition, our existing business may face increased competition in this market from mobile companies following the implementation of 3G technology, which will allow mobile operators to offer higher rate data services to their customers through their mobile networks. Whilst the Acquisition will enable us to compete in the mobile market through Meteor’s existing network, Meteor’s relatively small share of this market and its current lack of 3G capability will mean that the Enlarged Group will remain subject to this competitive pressure.

In order to maintain or improve our profitability, we need to implement a further reduction in the workforce employed in our existing business, which may be difficult to implement.

In order to maintain or improve our profitability, we need to continue to reduce our existing workforce. Our ability to do so, however, is limited by statutory protections enjoyed by our employees and our collective agreements with trade unions. Accordingly, we are focusing on reducing our workforce through, amongst other things, voluntary severance and early retirement programmes. We have reduced the average number of employees from 9,129 for the financial year ended 31 March 2003 to 8,306 for the financial year ended 31 March 2004 and to 7,595 for the financial year ended 31 March 2005. This decline in average headcount reflects the impact of our voluntary severance, as well as the reduction of employees in connection with our discontinuation, disposal and exit of various businesses, and outsourcing certain activities through managed service contracts. Although we intend to continue to offer voluntary severance and early retirement programmes to our employees on a targeted basis, there can be no assurance that we will be able to implement further sizeable reductions.

Unless we are able to achieve a sizeable reduction in the workforce employed in our existing business over the next few years, our profitability is likely to decline. In addition, the measures that we implement to reduce employee numbers may entail significant costs affecting our earnings. We created a provision of €412 millionP in the financial year ended 31 March 2000 to finance our restructuring programme, which has been used principally to pay for staff exits. Included within this provision as at 31 March 2005 is a net deficit on an annuity plan of €78 millionQ offered as part of the restructuring programme which is expected to be utilised over a period of eight years. The remainder of the restructuring provision was fully utilised by 30 June 2004.

Further anticipated staff reductions in future years will impact our profitability.

Changing technologies and markets could require us to make substantial additional investments in our existing business, increase competition and have a negative impact on our turnover.

Our existing business operates in an industry characterised by rapid technological and market changes. We must anticipate and adapt to these changes and introduce, on a timely basis, competitively priced products and services that meet constantly changing industry standards and customer preferences. As new technologies are developed, we may have to implement these new technologies at a substantial cost to us in order to remain competitive. In addition, our competitors may implement new technologies, products or service initiatives before we do, which may allow them to provide lower priced or better quality services. In particular, any widespread adoption of voice over IP services, or VoIP, based on broadband access technologies may negatively impact our revenues from circuit switched voice services. If this occurs, it could hamper our ability to compete effectively and, as a result, decrease the turnover and operating profits of our existing business.

The Irish Government may use its position as a customer in the Irish fixed-line telecommunications market to promote competition in this market in a manner that is unfavourable to us.

The Irish Government is a significant customer of our existing business through its various agencies. We provide a range of services to the Irish Government under several contracts with differing renewal dates. Press reports have suggested that the Irish Government may seek to use its service requirements to promote competition in the Irish fixed-line telecommunications market. While we will compete for renewal of Irish Government business as those contracts come up for tender or renewal, if the Irish Government were to transfer a significant portion of its business to OAOs, our turnover may decline, which would adversely affect our profitability.

We are dependent on Ireland for substantially all of our turnover and, if growth in the Irish economy slows, it could have a negative effect on our turnover and profitability.

Substantially all of our turnover is generated in Ireland. Demand for our products and services in Ireland is influenced by a number of factors, including the strength of the Irish economy. If economic growth in Ireland slows, it could have a material negative effect on our turnover and profitability.

A change in our tax residence could have a negative effect on our profitability.

Although we are incorporated in England and Wales, our Directors seek, and intend to continue to seek, to ensure that our affairs are conducted in such a manner that we are resident in Ireland for Irish and UK tax purposes and for the purposes of the United Kingdom-Ireland double tax treaty. As a result of a technical requirement in the UK tax legislation, we fall within the ambit of the UK “controlled foreign companies” regime. However, the UK tax authorities have previously confirmed that, based on the rationale for the formation of the existing group structure, we will not be liable to UK tax under that regime in respect of the Company’s current subsidiaries.

The proposed transactions involve the acquisition of further non-UK resident companies, which could technically fall within the “controlled foreign companies” regime. However, H.M. Revenue & Customs has given written clearance that the controlled foreign companies rules will not be applied in relation to these acquired companies, provided that Newco dividends up any net income to the Company.

It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or the renegotiation of the United Kingdom-Ireland double tax treaty, or as a result of any change in the conduct of our affairs following a review by our Directors or a change in the activities or circumstances of our subsidiaries, we could become, or be regarded as having become, resident in the UK or elsewhere or become liable to UK tax under the UK “controlled foreign companies” tax regime.

Should we cease to be resident in Ireland for tax purposes, we may be subject to a charge to Irish capital gains tax on our assets, and our change of residence might cause some or all of our subsidiaries to cease to be Irish tax resident which could make them also subject to a charge to Irish capital gains tax on their assets, other than Irish trading assets. This could also interfere with the manner in which interest costs of Valentia Telecommunications and eircom Funding are utilised for Irish tax purposes. This could also mean that dividends paid between companies in the Group could give rise to taxation as opposed to the current position whereby dividends paid by one Irish resident company to another Irish resident company do not give rise to a liability to Irish taxation.

RISKS RELATING TO THE REGULATION AND LICENSING OF OUR EXISTING BUSINESS

The provision of fixed-line telecommunications services in Ireland is subject to extensive regulation. The interpretation of existing regulations in a manner unfavourable to us, or the adoption of new policies or regulations that are unfavourable to us, could disrupt our existing business operations and could cause our operating profit to decline.

The fixed-line telecommunications services that we provide are subject to extensive regulation. ComReg oversees the manner in which we provide many of our retail and wholesale services and regulates the prices at which they are provided. In addition, the Minister may, in the interests of proper and effective regulation of the Irish telecommunications market, give policy directions to ComReg to be followed in the exercise of its regulatory functions. ComReg is obligated to pursue a policy of fostering increased competition in the Irish telecommunications market, and requires us to provide specified wholesale services to OAOs in order to allow these operators to compete in the retail market. Providing these wholesale services has resulted in a loss of our market share in the retail fixed-line market, which we believe is likely to continue to decline. ComReg is also in the process of introducing new requirements to foster further competition, which could lead to further market share loss. We expect that OAOs will seek to exploit these new requirements to increase their market share, but we do not know to what extent these actions will impact us.

ComReg recently issued new pricing directions over our wholesale services, which may negatively impact our turnover and operating profit.

ComReg requires us to provide wholesale services to OAOs and regulates the prices at which we offer these services. For example, the pricing of unbundled local loop access services, as well as the pricing of interconnect services which generate most of our wholesale revenues, generally must be based on the long run incremental costs of providing them, together with a permissible rate of return on our capital.

In November 2004, ComReg directed that the monthly rental for eircom’s unbundled loop metallic path, or ULMP, product would be set at €14.65 per month from 1 December 2004 for a period of twelve months, with increases on 1 December 2005, 1 December 2006 and 1 December 2007, limited to no more than the level of CPI.

The pricing for shared access to eircom’s unbundled loops was not addressed in the ComReg decision on fully unbundled loops in November 2004. ComReg is currently consulting on this pricing and published a draft direction in March 2005 proposing a monthly rental price of €0.39. We have responded to these proposals rejecting them and are awaiting a response from ComReg.

Consistent with the Minister’s 26 March 2004 policy direction to ComReg, on 31 March 2004, we launched our enhanced CPS single billing through WLR product. Since 1 April 2004, prices for the WLR product have been set based on ComReg’s direction at the retail price less 10%. In March 2005, ComReg published a draft direction on the market analysis for the retail fixed narrowband access markets. ComReg states that it intends to continue with the application of the retail minus price control for WLR for the period of the market review.

Proposed or directed changes to the prices of our wholesale fixed-line products and services may negatively impact our revenue, profit and retail market share.

ComReg is considering whether to introduce a price cap on our wholesale services, including interconnect services. Although we cannot predict the terms of any wholesale price cap ComReg may adopt, a wholesale price cap may restrict our ability to make changes to our wholesale prices and consequently may negatively impact our turnover and operating profit.

Currently, our wholesale interconnect tariffs are determined by us and submitted to ComReg for review and approval. Typically, the initial rates we set are subject to change as they are reviewed by ComReg, with a final rate set with retrospective effect. In May 2003, ComReg stated that it believed in principle that a wholesale price cap should be introduced and that it would consult further in a separate paper on this matter shortly. In August 2003, ComReg further noted that it found the responses received in regards to the consultation helpful and where appropriate would factor the responses into its analysis. ComReg has also recently commenced a bottom-up review of the costings of our core network. The outcome of this review may serve as an input to the setting of a wholesale price cap by ComReg. We believe that a price cap approach to wholesale prices is in principle a more favourable approach than the current approach that combines setting interim rates, finalising rates after year end and making retrospective payments, if requested, based on final rates. However, ComReg could establish price caps on these wholesale services in a manner that could restrict our ability to make a profit on the provision of these services which would adversely affect our turnover and operating profit. ComReg has proposed moving to a price cap for interconnect services in the consultation on market analysis for interconnection markets but acknowledges that the annual review regime may have to continue in the short term.

If ComReg reduces our leased line prices or adopts new regulation of leased lines that is unfavourable to us, our turnover and operating profit may decline.

We are required to submit, for ComReg’s approval, proposed prices or price changes for the leased lines minimum set. Our leased line prices were last amended in July 2000. ComReg has indicated on a number of occasions that it intends to review leased line prices and from time to time has sought cost and market share data in relation to leased line prices.

ComReg has issued a number of directions requiring us to transfer leased lines with minimum interruption in service at prevailing wholesale rates if a retail customer wishes to switch to another authorised operator for leased line services. ComReg issued the most recent direction on 15 January 2004 and the process to allow the transfer of leased lines from retail to wholesale customers has been implemented.

In April 2005, under the new EU regulatory framework for the electronic communications, networks and services sector, or NRF, ComReg issued a decision re-confirming regulatory obligations related to eircom’s supply of wholesale leased lines and PPCs. We have appealed this ComReg decision to the Appeals Panel and await further clarification. The Company is appealing the following elements of ComReg’s decision:

•	the decision to define the market for terminating segments of leased lines and the market for trunk segments of leased lines according to a boundary identified as at the customer’s leased line serving exchange;

•	the decision to designate eircom as having SMP in the market for trunk segments of leased lines on the basis of the above market definition;

•	the obligation imposed on eircom to provide a wholesale leased line;

•	the obligation imposed on eircom to provide wholesale equivalents of retail leased line offerings; and

•	the obligation imposed on eircom specifying the price at which eircom provided wholesale leased lines to OAOs.

Carrier pre-selection enhancements requiring us to provide single billing facilities and restrictions on our customer win-back activities could result in a loss of market share and a decline in our turnover and operating profit.

Since 2000, we have been required to provide CPS for voice services to OAOs, which allows customers to select more easily the services of our competitors. In July 2002, ComReg required us to introduce CPS enhancements, including measures that allow OAOs to combine line rental and call services in a single bill. Until March 2004, customers of our competitors generally received two bills: one from us for line rental and one from the other operator for calls.

In January 2003, ComReg directed the implementation of single billing products: SB-WLR, SB-AR and wholesale ancillary service, or WAS. Under SB-WLR we are obliged to offer OAOs a wholesale version of retail line rental with all calls being carried through CPS. SB-AR is an agreement for onward billing to the end-user. WAS services permit call tracking, call barring, voicemail, call waiting, three way calling and alarm/reminder call. These changes make the services of our competitors more attractive to customers.

On 24 September 2003, ComReg directed a change to the industry code of practice to establish a “no contact” period of three months for all win-back activities other than win-back activities relating to single billing through WLR services, to which a “no contact” period of four months applies. The directed three month “no contact” period for CPS, which applies to all authorised operators, was due to be reviewed by ComReg within 18 months of the original direction, i.e. by March 2005. However, ComReg has not indicated whether it will review this arrangement. We have raised serious concerns regarding the legal basis of ComReg’s direction. The proposed amended CPS code of practice outlined in ComReg’s direction has been suspended by ComReg because other operators refused to sign up to it. In light of industry concerns, ComReg published a consultation entitled “Amendment of Certain Terms and Conditions of Operators’ General Authorisation” in August 2004. This consultation proposed to include the CPS code of practice in the “General Authorisation”. We responded to this consultation in October 2004 and to date there has been no further response from ComReg. Our policy is to comply with the industry code of practice while continuing consistently to raise concerns regarding the legal basis of the code with ComReg.

If we are found to be in violation of applicable laws and regulations in relation to our win-back activity, we could be subject to financial penalties and ComReg could further restrict our procedures or initiate enforcement proceedings. Any or all of these recent developments could result in further loss of existing market share and a decline in our turnover and operating profit.

Our universal service obligations could have a negative impact on our profitability.

Under EU directives that have been implemented into Irish law, ComReg is required to promote the availability of specified fixed-line telephony services to all users in Ireland, regardless of their geographical position, at an affordable price. We are the only telecommunications provider in Ireland obligated to provide these services, known as universal service obligations or USO, and we are required to do so even if the service is uneconomic from our perspective. Our USO requires us to provide basic voice services, standard fax and low-speed data services and reasonable access to public pay phones and directory enquiry services as well as services adapted for disabled users. In addition, USO services are required to be provided at geographically averaged prices throughout Ireland.

We are not compensated for providing these services. There is a statutory provision that permits ComReg to establish a fund that would allow us to recover part of the costs of meeting our USO if ComReg determines that the net cost of meeting our USO is an unfair burden on us. We have completed an independent study of the net cost of USO on us and we are considering seeking the establishment of such a fund in the current year. If such a fund is not established it will have neutral impact on the current operating profit. However if the losses we incur from satisfying our USO increase and a USO fund is not established, our operating profit may be negatively impacted.

As a result of government and regulatory initiatives, we may be subject to increased competition in broadband, which may negatively impact our turnover and profitability.

The Irish Government has taken a number of initiatives in the context of the national development plan to promote investment in broadband infrastructure in Ireland. This includes the development of metropolitan area fibre networks, or MANs, which can provide wholesale broadband capacity in certain cities and towns around Ireland. In June 2004, the Government awarded a 15 year contract to E-net (an authorised operator in the electronic communications industry) to operate a wholesale, operator neutral service through the MANs. In addition, national connectivity is now also available through the backbone network developed by the state funded Electricity Supply Board and Bord Gáis. If the effect of government investment is to assist other competitors in building their own networks, we may suffer a competitive disadvantage.

Ministerial policy directions issued to ComReg in February 2003 outlined a number of key policy priorities for ComReg, including broadband development. Regulatory measures introduced in 2003 required us to offer certain wholesale products such as PPCs at a regulated price. Such measures facilitate offerings by OAOs of competing retail broadband services.

Under the NRF, ComReg has also proposed the introduction of an interim price control of a fixed money amount margin squeeze between eircom’s retail and wholesale bitstream prices in February 2005. We have appealed this ComReg decision to the Appeals Panel, which must endeavour to determine the matter before the end of 2005. The outcome of the appeal may have an impact on the timing of our retail broadband product development, specifically in terms of price changes designed to further stimulate the market.

In January 2004, ComReg directed us to offer an ADSL bitstream port transfer service, which will allow a customer with an existing retail ADSL service to switch to another authorised operator without a significant break in service.

ComReg also recently directed us to provide an in-situ leased line transfer facility where an end customer to whom we provide a line wishes to switch to another authorised operator.

Other developments by the Irish Government include:

•	in December 2003, the Minister announced a broadband action plan, which includes government funding to deliver broadband throughout Ireland, including continued funding for the development of government owned MANs; a scheme assisting rural communities in obtaining broadband services from a range of providers; increased fines for violations of communications laws; and new policy directions to ComReg requiring it to promote competitive pricing; and

•	on 10 February 2004, the Minister launched a new independent, consumer information website about broadband services in Ireland where consumers can compare the price of offerings from a number of Irish broadband service providers.

Regulatory investigations and litigation may lead to fines or other penalties.

We are regularly involved in litigation and regulatory enquiries and investigations involving our operations. ComReg and other regulatory bodies regularly make enquiries and conduct investigations concerning our compliance with applicable laws and regulations. On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we have put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, it could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

We are presently awaiting the outcome of three appeals before the Appeals Panel. Given the inherent unpredictability of the quasi-judicial appeals process, it is possible that an adverse outcome in such appeals could, from time to time, have a material adverse effect on our operating results or cash flows.

Planning licence fees, if applicable to us, may adversely affect our profitability.

Under Irish planning legislation introduced in 2003, where a licence is granted by a planning authority to a person to erect, construct, place and maintain overhead cables or wires on, over or along a public road, a fee is payable to the planning authority for every year or part of a year for which the licence is granted. This fee could be determined to apply to our networks, which encompass overhead wires and poles. If it is determined that the licence fee is applicable to our networks and is enforced on an annual basis, it may adversely affect our profitability.

RISKS RELATING TO AN INVESTMENT IN THE COMPANY/ENLARGED GROUP

We have a significant amount of indebtedness, which may impair our operating and financial flexibility and could adversely affect the business and financial position of the Group and/or the Enlarged Group and our ability to pay dividends.

We have a substantial amount of debt and significant debt service obligations. As at 30 June 2005, we had gross outstanding indebtedness of €2.632 billionL. Through Valentia Telecommunications, we have unused commitments of €150 millionQ under our Senior Credit Facility. We anticipate that our substantial leverage (including for the Enlarged Group) will continue for the foreseeable future.

Our substantial indebtedness has important consequences for you as shareholders. For example, it:

•	requires us to dedicate a substantial portion of our cash flow from operations to payments to service our debt, which reduces the funds available for working capital, capital expenditure, acquisitions and other general corporate purposes;

•	limits our ability to pay dividends;

•	limits our ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes;

•	could limit our flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industries in which we operate;

•	could place us at a competitive disadvantage compared to our competitors that are less leveraged than we are; and

•	could increase our vulnerability to both general and industry specific adverse economic conditions.

The Senior Credit Facility, the Senior Notes and the Senior Subordinated Notes contain a number of financial, operating and other obligations that limit our operating and financial flexibility. Our ability to comply with these obligations depends on the future performance of our business.

In addition, interest on debt under our Senior Credit Facility is calculated on a floating rate basis. We have €750 millionQ of unhedged floating rate debt under our Senior Credit Facility, with an interest rate at 1.25% over EURIBOR as at 30 June 2005. An increase in interest rates would increase our interest expense under the Senior Credit Facility which would in turn reduce the funds available to make payments on our Senior Notes and Senior Subordinated Notes and any other debt we have. It would also reduce the funds available to finance our operations and future business opportunities and to pay dividends, with potentially further adverse effects as described above.

Our ability to pay dividends is limited by applicable company law, our status as a holding company, certain agreements to which Group companies are party and the requirement to pay dividend entitlements on our Preference Shares.

Under UK company law, we can only pay cash dividends to the extent that we have distributable reserves and cash available for this purpose. In addition, as a holding company, our ability to pay dividends, first, to the holders of Preference Shares and, thereafter, to the holders of Ordinary Shares is affected by a number of factors, principally our ability to receive sufficient dividends from our subsidiaries. The payment of dividends to us by our subsidiaries is, in turn, subject to certain restrictions, including similar Irish company laws requiring the existence of sufficient distributable reserves and cash in our subsidiaries and restrictions contained in the Senior Credit Facility and the Amended Indentures. Any limitation on the ability of our subsidiaries to pay dividends (for example, as a result of profitability or distributable reserves in these subsidiaries being adversely affected) may reduce our ability to pay dividends to our shareholders. In particular, Meteor has substantial accumulated realised losses which are partially offset by capital contributions received in the form of non-refundable gifts from its parent company. Meteor will be unable to consider paying a dividend until, amongst other things, it has accumulated realised reserves, which would include realised profits and capital contributions, in excess of accumulated losses.

The Company has three classes of issued Preference Shares carrying cumulative dividend entitlements ranking in priority to the holders of Ordinary Shares. Under the Articles, accrued dividends on these Preference Shares must be paid in full prior to payment of dividends to the holders of Ordinary Shares. The total dividend paid on the Preference Shares for the financial year to 31 March 2005 was €21 millionP. It is expected that the aggregate cash amount required each year to fund payments of dividends on the Preference Shares will fall over time as the ESOT converts Convertible Preference Shares into Ordinary Shares in accordance with its stated intentions. However, if Convertible Preference Shares are not converted by the ESOT then this amount will not reduce significantly over time.

Changes in accounting principles (particularly the introduction of IFRS) may materially affect the financial results of the Group and/or the Enlarged Group and our ability to pay dividends.

Commencing with the quarter ended 30 June 2005, the Group prepares its consolidated financial statements in accordance with IFRS. For information on the principal changes arising from the change from UK GAAP to IFRS, please see Part I — “Financial Information and Operating and Financial Review relating to the Company — Operating and Financial Review — Principal changes arising from the application of IFRS”. Implementation of IFRS has a negative effect on our financial results, on our distributable reserves and on our ability to pay dividends.

However, it is not at this time possible to quantify the impact of adopting IFRS on the financial results of the Group and/or the Enlarged Group (including Meteor) for the financial years ending 31 March 2006 and beyond.

Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends.

As at 31 March 2005, we had a net pension deficit (net of deferred tax) of €578 millionP of which €510 million (net of deferred tax)L was not recognised in our financial statements as a reduction in distributable reserves in accordance with FRS17, “Retirement Benefits”. While €510 millionL of this net pension deficit was not recognised in the balance sheet as permitted under the transitional rules for implementing FRS17, the deficit was disclosed in note 28 to the consolidated financial statements of eircom Group contained in the Annual Report and Accounts for the financial year ended 31 March 2005, which has been incorporated by reference into this document.

Under UK GAAP, we would have been required to fully implement FRS17 in our financial year ending 31 March 2006, at which time we would have been required to recognise the full amount of any unrecognised deficit in our consolidated financial statements.

However, we will prepare our financial statements for the financial periods commencing after 31 March 2005 in accordance with IFRS, rather than current UK GAAP (including FRS17). The accounting treatment for a pension surplus or deficit under IFRS is different from FRS17 and is addressed in IAS

19. The accounting treatment for first time adoption of IFRS is addressed in IFRS 1, which sets out how IAS 19 should be applied on first time adoption of IFRS. The adoption of IAS 19 as it currently stands allows the recognition of the net actuarial loss element of a pension deficit as a realised loss in the profit and loss account (and distributable reserves) to be spread over the average remaining working lives of employees in the scheme, provided the necessary actuarial information is available, rather than as a single reduction in distributable reserves as would be the case with FRS17. The net unrecognised actuarial deficit under IFRS as at 30 June 2005 was €765 millionL. The profit and loss charge for pensions for the financial year ended 31 March 2005, had IAS 19 been in effect, would have been approximately €57 millionL. The expected profit and loss charge for the financial year ended 31 March 2006 is expected to be less than €90 millionL. Our distributable reserves, and consequently our ability to pay dividends, will be reduced to the extent that the deficit is required to be recognised at the end of each financial year. There may be continuing development in IAS 19 and, consequently, there is uncertainty about exactly what IAS 19 will require in future years. If we have a significant pension deficit in future years (which is dependent, amongst other things, on changes in the valuation of publicly traded equities and interest rates), depending on the accounting treatment adopted at that time, we may (unless we are able to take steps to increase distributable reserves within the Group) be unable to pay any dividends.

The ESOT will continue to hold a significant shareholding and its interests may conflict with your interests as an investor.

The ESOT currently holds 20.9% of our Ordinary Shares and if it takes up its rights under the Rights Issue, this percentage will remain the same. In addition, the ESOT holds interests in our Preference Shares. The terms of the Convertible Preference Shares held by the ESOT will enable the ESOT, subject to certain limitations, to convert such shares, over time, into Ordinary Shares (on the basis of the volume weighted average price of an Ordinary Share on the relevant conversion date) provided that following conversion, the ESOT’s holding, taken together with those acting in concert with the ESOT (as determined in accordance with the provisions described below), does not exceed 29.9% of the issued Ordinary Shares. The ESOT has the right pursuant to the Articles to appoint three directors to the Board for so long as it (or its nominee(s)) continues to hold at least 18% of our issued Ordinary Shares (which number will decrease to two directors when it (or its nominee(s)) holds at least 10% but less than 18% of our issued Ordinary Shares and to one director where such holding is at least 1% but less than 10% of our issued Ordinary Shares). The ESOT will also have the right to nominate one of its nominee directors to be the Vice-Chairman for a period of three years from the 2004 Admission and thereafter will have this right for so long as the ESOT is entitled to appoint not less than two directors. The current ESOT nominee directors are Mr Scanlon, Mr Conroy and Mr Magee.

As a result, the ESOT will have the ability to exert influence over actions requiring Shareholder approval, including the election of directors and the declaration of dividends, and accordingly will have the ability to influence our operations. Decisions made by the ESOT therefore may influence our business, results of operations and financial condition. These decisions may conflict with your interests.

The Irish Takeover Rules do not apply to eircom Group and the UK City Code does not currently apply to eircom Group. Shareholders will therefore not receive the protections afforded by the Irish Takeover Rules or the UK City Code in the event that a person (or persons acting in concert) seeks to obtain control of eircom Group.

As we are not incorporated in Ireland, the Irish Takeover Rules do not apply to an acquisition of our shares. In particular, the obligation, set out in Rule 9 of the Irish Takeover Rules, for a person (or persons acting in concert) who acquire(s) shares conferring not less than 30% of the voting rights in eircom Group to make a mandatory offer for all of our remaining Ordinary Shares, does not apply.

As we are not resident in the United Kingdom, the UK City Code does not apply to eircom Group until (at the earliest) enactment by the United Kingdom of legislation to implement the Takeover Directive. The Takeover Directive completed the European legislative process on 21 April 2004 and must be implemented into the national law of the United Kingdom no later than 20 May 2006. Following enactment of implementing legislation in the United Kingdom, the UK City Code is expected to apply to, and the UK Takeover Panel is expected to become the competent authority to supervise, any acquisition of control of eircom Group if securities of eircom Group are at that time admitted to trading on the London Stock Exchange.

Until the above legislative changes are implemented, Shareholders will not receive the protections afforded by the Irish Takeover Rules or the UK City Code in the event that a person (or persons acting in concert) seeks to obtain control of eircom Group, including by way of an offer for shares in eircom Group. The absence of these protections could result in minority shareholders, in particular, being disadvantaged in that control of the Company might be obtained without an appropriate offer being made to all Shareholders.

The Articles contain limited takeover protections which are designed to reflect certain of the protections included in the Irish Takeover Rules. These protections, which apply for so long as neither the Irish Takeover Rules nor the UK City Code apply to eircom Group, include an obligation requiring a person (or persons acting in concert with such person) who acquire(s) shares conferring not less than 30% of the voting rights in eircom Group to make a mandatory offer for all of our remaining Ordinary Shares. These protections apply whether or not a takeover offer is unsolicited or recommended. The Board is required to obtain an undertaking of the offeror(s) to comply with the provisions of the Irish Takeover Rules before it recommends any takeover offer.

Holders of Ordinary Shares outside the United Kingdom and Ireland may not be able to exercise pre-emption rights.

In the case of an increase in our issued share capital, Shareholders have certain statutory pre-emption rights unless those rights are disapplied by a special resolution of the Shareholders at a general meeting. Securities laws of certain jurisdictions may restrict our ability to allow participation by Shareholders in such jurisdictions in any future issue of shares carried out on a pre-emptive basis. In particular, US holders of our shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available thereunder. The Rights Issue will not be registered under the Securities Act. We intend to evaluate at the time of any future rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits to us of enabling the exercise by our US holders of their pre-emption rights for our Ordinary Shares and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed and declared effective or that an exemption from registration would be available so as to enable the exercise of such holders’ pre-emption rights.

You may not be able to effect service of process upon us or enforce court judgements against us or our Directors.

We are incorporated under the laws of England and Wales and resident in Ireland and the majority of our Directors are citizens or residents of Ireland. Additionally, a substantial portion of the assets of such persons and many of the assets of the Company are located in Ireland. As a result, you may not be able to effect service of process outside England, Wales or Ireland against us or our Directors or enforce the judgement of a court outside England, Wales or Ireland against us or our Directors. There is doubt as to the enforceability in England, Wales and Ireland, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities predicated upon US federal securities laws.

RISKS ASSOCIATED WITH THE ACQUISITION

If we are not able to complete the Acquisition, we may not be able to re-enter the Irish mobile market.

The Acquisition is conditional, amongst other things, upon receiving consents from Shareholders, regulatory clearance and Admission, and there can be no assurance that these conditions will be satisfied and completion of the Acquisition is achieved. In addition, the regulatory clearance process may take a lengthy period to complete, which would delay the completion of the Acquisition.

In relation to regulatory approval, the relevant competition authorities under the Competition Act may choose to prevent the Acquisition from taking place. Alternatively, the competition authorities may permit the Acquisition but require that we implement behavioural and/or structural remedies as a condition to granting clearance. Although the Board is confident that the required regulatory approvals will be obtained, there can be no assurance as to the timing or outcome of the approvals processes or that such approvals will not be subject to conditions, including the giving of certain undertakings by the Company.

In the event that the Acquisition does not complete, we may need to pursue other opportunities to re-enter the Irish mobile market, and our success will depend on a variety of factors, including market conditions, regulatory developments and the willingness of other mobile operators to enter into acceptable commercial arrangements. We may not have the resources necessary for such investment or find suitable partners, nor can we guarantee that any mobile business we enter into in the future will perform as we might expect.

The Enlarged Group may be subject to increased regulation.

Following the Acquisition, the Enlarged Group may become subject to increased regulation as a provider of both fixed-line and mobile services. Any restrictions on any sale by the Enlarged Group of its fixed-line and mobile products together may restrict our expected growth. In addition, should ComReg in the future redefine telecommunications as a single market that includes both fixed-line and mobile services, the Enlarged Group could at such time be viewed as having SMP in such combined market, which may result in additional regulation of the Enlarged Group. It should be noted, however, that the EU has recommended in its NRF that there are separate markets for fixed-line and mobile services. ComReg, as well as the Irish Competition Authority, has endorsed this recommendation in its market analysis and has defined separate markets for fixed-line and mobile services. It is believed that the next EU recommendation on relevant markets will be completed in approximately two years time. We cannot assure you that any additional regulation of the Enlarged Group will not have a material adverse effect on our business and our results of operations.

We may not be able to achieve our key commercial objectives following the Acquisition.

We may face significant management, administrative, regulatory and financial challenges in achieving these objectives, including:

•	outstanding or unforeseen legal, regulatory, contractual, labour or other issues arising from the Acquisition;

•	additional capital expenditure requirements;

•	incorporation of Meteor into the Enlarged Group in a cost-effective manner, including network infrastructure, management information and financial control systems, marketing, product distribution, customer service and product offerings;

•	retention of customers and key personnel; and

•	integration of different company and management cultures.

In addition, there can be no assurance that our principal competitors in the mobile market, with whom we and Meteor currently have a variety of contractual arrangements, will continue to deal with the Enlarged Group on the same terms as they currently deal with us and/or Meteor following the Acquisition. Moreover, these competitors may respond to the Acquisition by increasing marketing and other commercial activity with a view to protecting their market share.

Further, Meteor has in the past relied on the Western Wireless Group for various services, including financing and internal audit services. After the Acquisition, we must either use Meteor’s own personnel or personnel of the Group, or alternatively recruit appropriate personnel, to provide for all these services previously provided by Western Wireless Group.

We are subject to counterparty risk.

Under the terms of the Acquisition Agreement the Seller has given certain representations, warranties, indemnities and covenants in favour of eircom. Our ability to recover any amounts in respect of those representations, warranties, indemnities and covenants is dependent, amongst other things, on the continued solvency of the Seller or any guarantor of their obligations. In addition, certain liabilities of the Seller under the Acquisition Agreement are limited. We may sustain losses in excess of any such limitation.

If Meteor does not perform in line with our expectations, the Acquisition could adversely affect our business and financial position and our ability to pay dividends.

If the results and cash flows generated by the Meteor Group are not in line with our expectations, a write-down may be required against the carrying value of our investment in the Meteor Group. Such a write-down may affect our business and may also reduce eircom’s distributable reserves by the extent of the write-down, and consequently affect the Enlarged Group’s ability to pay dividends.

In addition, we expect to have to advance monies to the Meteor Group in order to fund its capital expenditure and working capital requirements. If the Meteor Group does not perform in line with our expectations this could also impact our ability to pay dividends, as cash outflows to the Meteor Group would reduce cash available to pay dividends. Further, provisions may be required against balances receivable from the Meteor Group, which would impact the distributable reserves of the entity that had advanced the funds and consequently on the Enlarged Group’s ability to pay dividends.

RISKS RELATING TO METEOR’S BUSINESS

Meteor’s historical operating results and growth should not be relied upon as an indication of future performance or growth.

Meteor’s operating results may fluctuate significantly in the future due to a number of factors, many of which are beyond its control. Also, Meteor has a limited operating history upon which it can be evaluated, having launched operations in 2001 since when it has achieved rapid growth. As a result, we do not believe that period-to-period comparisons of Meteor’s initial operating results are necessarily meaningful. Accordingly, Shareholders should not rely on comparisons of Meteor’s results to date as an indication of future performance. In particular, Meteor’s past performance (turnover, costs, subscribers, tariff levels, usage characteristics or otherwise) may not necessarily be indicative of future performance or growth.

Furthermore, Meteor’s future ability to achieve and maintain positive cash flow and operating profitability will be dependent upon a number of factors. These include: its ability to attract and retain subscribers and qualified management personnel; its ability to maintain, control or improve usage levels, tariff levels and its churn; diligent management of its network infrastructure; regulatory actions, including future price controls; and its ability to maintain, control or improve costs, including costs paid to network providers and distributors, and costs incurred in connection with sales, marketing and customer services. Factors that may affect its operating results include the risks described below. These and other factors render it difficult to predict the trends affecting Meteor’s business, turnover and operating results with any degree of certainty.

Meteor’s business may be impaired if eircom Group cannot meet Meteor’s substantial liquidity and capital resource requirements.

Meteor’s strategy and business plan will continue to require substantial capital. Meteor’s capital resource requirements relate, amongst other things, to the following:

•	enhancement and maintenance of its existing mobile network;

•	upgrading its billing systems to accommodate the targeted increase in the number of post-paid subscribers; and

•	development of additional sites, including sites to improve indoor mobile network coverage in city centres.

In addition, substantial capital expenditure may be required for the acquisition of a 3G licence and the roll out of a 3G network.

Because of the nature of Meteor’s capital resources requirements, capital expenditures and other operating expenditures may continue to result in negative cash flow and operating losses until an adequate subscriber base and revenue stream is developed. Moreover, there is a risk that Meteor may never generate sufficient positive cash flow for eircom’s investment in Meteor to make an economic return.

Meteor is not currently licensed to operate a 3G network.

Mobile operators with 3G networks are able to provide advanced services, such as video calls, realise certain spectrum efficiencies and offer more advanced handsets to subscribers. 3G networks may also be able to support additional services and advantages in the future. Unlike its competitors, Vodafone, O2 and 3 Ireland, Meteor does not currently hold a licence to operate a 3G network in Ireland. While in the short term Meteor is able to offer many advanced services over its existing network, Meteor’s business may be negatively affected if there is an increase in the level of consumer interest in the services exclusively available on 3G networks and the Enlarged Group does not acquire a 3G licence. Further, while regulations and other factors may permit Meteor to share 3G networks with other operators, it is uncertain whether such access will be available at commercially viable terms.

Meteor’s high exposure to the pre-paid market may negatively impact its revenue and profitability.

As at 31 July 2005, approximately 96%B of Meteor’s subscriber base consisted of pre-paid users, which is significantly higher than the Irish industry average of approximately 73%A (as at 31 March 2005). Although Meteor’s post-paid subscribers predominantly sign up to an initial minimum twelve month contract similar to other mobile operators, given the size of Meteor pre-paid subscriber base, Meteor does not have the guaranteed monthly revenue associated with post-paid contract payments that other mobile operators receive. Meteor is therefore also relatively more exposed to volatility in subscribers’ short-term usage patterns. A significant decline or negative fluctuation in mobile communications usage could impact Meteor’s cash flows and results of operations.

Meteor may experience a decline in revenue per subscriber notwithstanding its efforts to increase revenue from the introduction of new services.

As part of Meteor’s strategy to increase usage of its network, it will continue to offer new services and seek to increase non-voice service revenue as a percentage of total service revenue. However, Meteor may not be able to introduce these new services commercially or may experience significant delays due to problems such as the availability of new mobile handsets or higher than anticipated prices of new handsets. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU.

Meteor’s business is highly dependant on technology and new technologies may develop that could reduce the marketability of its services and products.

Meteor’s ability to deliver some of its new services and products depends on new and unproven technologies. As a result of current trends in the telecommunications industry in Ireland, such as the rapid convergence of technologies (for example, worldwide interoperability for microwave access, or WiMAX, and VoIP), we expect there to be further technological advances. We cannot forecast how technological changes will affect Meteor’s new services or products or the competitiveness of its operations in the future. Meteor’s existing and new technologies may become obsolete as a result of the emergence of new or alternative technologies in the future, including wireless technologies and private and radio-shared networks, and it may face intense competition from such technologies. Failure to compete adequately in a cost-effective manner could result in a reduction of Meteor’s subscriber base and could have a material adverse effect on its business, financial condition and results of operators.

Network interruptions, poor service or slow downs may result in reduced user traffic, reduced turnover and harm to Meteor’s reputation and business operations.

Meteor’s ability to provide services depends significantly upon the performance of its systems and the systems provided to it by third parties, including mobile network operators and fixed-line operators. These systems are vulnerable to damage or interruption from floods, fires, communication failures, power failures and similar events.

Meteor also may be subject to break-ins, sabotage, terrorism, vandalism and other similar occurrences. A natural disaster or other unanticipated problems at its facilities or the facilities of Meteor’s third party suppliers, or any other damage to, misuse or failure of its systems, could result in interruptions to its service. Although Meteor currently has a disaster recovery plan, it will need to be developed further in collaboration with us. System failures, including the failure of networks Meteor uses and the networks used by its suppliers, hardware or software failures or computer viruses could also affect the quality of its services and cause temporary service interruptions, resulting in subscriber dissatisfaction, penalties and reduced traffic volumes and turnover. Such failures, whether occurring within Meteor’s infrastructure or on third parties’ systems, and whether or not preventable by Meteor, would harm its reputation. All of the foregoing could have a material adverse effect on Meteor’s business, financial condition and results of operations.

Meteor is dependent on its roaming agreement for the western seaboard of Ireland and its interconnection agreements.

Meteor is dependent on maintaining its roaming agreement for the western seaboard of Ireland with O2 or securing and maintaining an alternative roaming agreement to provide services to subscribers in this area. The Acquisition will trigger a change of control clause in the roaming agreement with O2, providing O2 with the option to terminate the agreement. Meteor’s ability to provide services to the western seaboard of Ireland will be reduced should O2 terminate this agreement, unless Meteor chooses to build out its network to cover this territory or enters into alternative roaming arrangements. Should O2 seek to renegotiate its rates on the expiration of the contract on 28 February 2007 or before in connection with its termination right under the change-of-control clause, Meteor’s operating costs could increase.

Meteor’s ability to provide commercially viable mobile communications services depends, in part, upon its interconnection arrangements with other telecommunications operators. We cannot assure you that Meteor will be able to maintain its interconnection agreements, at all or on terms that are commercially acceptable, or that any material increase in the interconnection costs would not have a material adverse effect on Meteor’s financial condition and results of operations.

Meteor relies on third parties to distribute its products and procure subscribers for its services.

While we plan to increase the distribution of Meteor’s products and services through existing distributions channels, Meteor’s ability in the interim period to distribute products and services will depend, to a large extent, on securing and maintaining a number of key distribution partners. These third party distributors procure subscribers for Meteor’s services through selling branded handsets and services packs.

In 2004, mobile retailers Xtra Vision, 3G (retail stores), The Carphone Warehouse and Sigma accounted for approximately 60%B of Meteor’s new subscribers. However, these mobile retail specialists also procure customers for Meteor’s competitors (and, in some cases, themselves), and they may have incentives to encourage potential subscribers to choose Meteor’s competitors’ services rather than Meteor’s. Meteor has also outsourced the assembly, storage and distribution of handset and subscriber identity mobile packs, or SIM packs, to Sigma. Further, Meteor has outsourced the provision of customer care services for Meteor’s pre-paid subscribers.

Meteor currently relies wholly on third parties to distribute pre-paid airtime vouchers and e top-up cards through various channels. Meteor also relies on a small number of third parties to facilitate the process (including, in the case of e top-ups, providing terminals to retail outlets) that enables a subscriber’s account to be credited with payments that they can use to buy Meteor’s services. Such key third parties currently include: Alphyra (which we believe has a market share of over 50% of the Irish mobile pre-paid top-up market), An Post, Phonecard Warehouse, Bank of Ireland and Allied Irish Banks. In certain circumstances, Meteor relies on these third parties to provide accurate and quality systems and equipment capable of interfacing, where necessary, with Meteor and its systems.

Meteor’s failure to maintain key distribution relationships on acceptable terms, or the failure of its distribution partners to procure sufficient subscribers, could have a material adverse effect on its turnover, financial condition and results of operations.

Meteor’s business could be adversely affected should it not be able to obtain the products and services required for its operations on a timely basis and on commercially reasonable terms.

While Meteor has not been materially affected by supply problems in the past and alternative suppliers are available for the supply of the products and services required in its operations, the loss of one or more suppliers or the failure of a supplier to deliver products and services on a timely basis could adversely affect Meteor’s operations and could result in additional capital and operating expenditures. Further, suppliers may, amongst other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

Meteor’s relatively small scale may result in competitive disadvantages.

Due to the relatively larger scale of their operations, Meteor’s competitors may have significant advantages, including:

•	the ability to secure exclusivity or preferable terms from equipment manufacturers in relation to handsets and other devices;

•	the ability to develop applications and content in-house, or to obtain applications and content from third parties on favourable or exclusive terms; and

•	greater economies of scale, purchasing power and more extensive international partnership networks.

Any of these competitive factors could have a detrimental effect on Meteor’s business, financial condition and results of operations.

Meteor’s continued growth will require it to recruit and retain key personnel.

Following the Acquisition, it is our intention to retain Meteor’s management in their current positions. Meteor’s performance depends significantly on the efforts and expertise of this management and other key senior personnel. As the mobile business grows, Meteor will also need to recruit a significant number of management, technical and other personnel for its business. Recruiting and retaining qualified technical and managerial personnel is difficult in the mobile communications area, where there is intense competition for high quality personnel.

Meteor is dependent on Ireland for substantially all of its turnover and, if growth in the Irish economy slows, it could have a negative effect on its turnover and profitability.

As with our existing operations, substantially all of Meteor’s turnover is generated in Ireland. Demand for Meteor’s products and services in Ireland is influenced by a number of factors, including the strength of the Irish economy. If economic growth in Ireland slows, it could have a material negative effect on the turnover and profitability of Meteor’s business.

RISKS ASSOCIATED WITH THE IRISH MOBILE COMMUNICATIONS INDUSTRY

Meteor faces intense and increasing competition from existing providers of mobile services and new market entrants, which could result in decreases in subscribers, revenues and profitability.

Meteor is competing increasingly with the two dominant mobile operators, Vodafone and O2. These competitors have substantially greater resources and a larger market share than MeteorA, which may affect Meteor’s ability to compete successfully. Competition is likely to intensify in Ireland, with the entry of 3 Ireland, which operates a 3G network and offers GSM services through a roaming agreement with Vodafone. Also, ComReg has invited interested parties to tender for a fourth 3G licence, creating the possibility of an additional entrant into the Irish mobile communications market. Further, a recent decision by ComReg ruled that Vodafone and O2 must, if requested, host mobile virtual network operators, or MVNOs, on their networks, increasing the likelihood of MVNO entrants that may be attracted by the low capital intensity of such business models and other low barriers to entry. Also as a condition to its 3G licence, 3 Ireland must, if requested, host MVNOs on its network at a discount of at least 35% to its retail prices. At some point in the future, Meteor may also be required to give MVNO access, further increasing the risk of competition. Increased competition may lead to:

•	price erosion on Meteor’s products and services;

•	increased subscriber acquisition and retention costs;

•	inability of Meteor to increase its market share or a reduction in its market share;

•	more rapid deployment of new technologies;

•	scarcity of premium content and new added value technology; and

•	scarcity of qualified staff.

Meteor’s competitive position will also depend on the efficiency and success of its marketing and branding initiatives and its ability to anticipate and respond to various competitive factors, the behaviour of its competitors and the evolution of the mobile sector in Ireland. Such competitive factors include, among other things, new services and products, network coverage, network quality, pricing of mobile services and handsets, the quality of customer service and changes in consumer preferences. Meteor’s results of operations may be adversely affected if it is unable to respond to competitive initiatives of competitors that may be less capital constrained.

The success of Meteor’s operations will depend on the Enlarged Group’s ability to attract and retain subscribers.

We believe that the growth in new mobile service subscribers is likely to slow down in the future as Ireland has a developed telecommunications industry and high penetration rates for mobile servicesA. The high penetration rates combined with effective competition from Meteor’s competitors may limit its efforts to obtain new subscribers for its mobile network, services and products and may lead to a decrease or slower growth in revenues. In saturated markets, subscriber retention and conversion become more important and failure to continually improve standards in these areas and, in particular Meteor’s customer care functions, could lead to a significant decline in market share.

Meteor’s goal of increasing its subscriber base may be adversely affected by its competitors’ success in retaining subscribers. If other mobile operators in the Irish telecommunications market improve their ability to retain subscribers and thereby lower their churn levels, or if Meteor is not able to maintain churn levels at a reasonable level, it will become more difficult for Meteor to grow its subscriber base, and the cost of acquiring new subscribers or retaining existing subscribers could increase.

In addition, Meteor’s performance may be affected by the size and usage trends of its subscriber base. These trends may in turn be affected by dealer commissions and related costs of attracting new subscribers, the prices of handsets, and the competitiveness of Meteor’s tariffs, the competitiveness of alternative services, developments in the Irish mobile market and general macroeconomic conditions, many of which are outside Meteor’s control.

Meteor’s mobile voice call termination, or MVCT, rates may be subject to regulatory intervention in the future.

In a decision published on 8 June 2004, ComReg found that the market for voice call termination services on mobile phone networks in Ireland was not competitive and deemed Vodafone, O2, Meteor and 3 Ireland to have significant market power for MVCT on their own networks.

On 6 July 2005, prior to adopting its final decision, ComReg issued a draft decision on the proposed obligations for these SMP operators. ComReg concluded that MVCT rates in Ireland need to be cost-oriented and, over time, must be reduced to efficient operators levels. The draft decision provides that as at 1 September 2005, MVCT rates must be capped at current levels. From 1 September 2005, and prior to the establishment of a definitive level of cost-orientated charges for each of the SMP operators, ComReg may issue directions for the purpose of establishing a graduated step approach towards cost orientation of a price cap for MVCT rates. In doing so, ComReg may employ international benchmarking.

As a result of these regulatory obligations, Meteor believes that there will be a gradual decline in MVCT rates over the next four years. Given that revenues from MVCT currently constitute a large proportion of Meteor’s revenues and that Meteor’s current MVCT rates are higher than those charged by Vodafone and O2, this could materially affect Meteor’s revenues and business.

The mobile communications industry is highly regulated. Regulation may limit Meteor’s flexibility to manage its business and subject it to regulatory risks.

ComReg regulates the licensing, construction, operation and ownership of communications systems, and the granting and renewal of applicable licences and radio frequency allocations. Decisions by ComReg regarding the granting, amendment or renewal of licences to Meteor or to third parties could adversely affect Meteor’s future operations in Ireland. Meteor’s GSM licence was initially granted on 19 June 2000. The licence has a duration of one year and was last renewed on 22 July 2005. The licencee may apply to ComReg annually for renewal of the licence and ComReg has a discretion to renew the licence. According to the Wireless Telegraphy GSM Regulations 2003, such a licence may be renewed annually up to a maximum of 16 years from the initial grant of the licence (after which the licence expires). If ComReg chooses not to renew Meteor’s licence, or decides not to issue a new licence after Meteor’s existing licence expires, this would adversely affect Meteor’s future operations in Ireland. In addition, we cannot provide any assurances that ComReg will not issue telecommunications licences to new operators whose services will compete with Meteor.

Irish and other European competition authorities and regulators also have the authority to intervene to prevent anti-competitive pricing behaviour, such as excessive pricing. For example, in 2000, the

European Commission Competition Directorate-General began the second phase of an enquiry into roaming charges for mobile calls made abroad for selected European mobile network operators. The Commission has not made any public statement on this enquiry since 2001, but it has also not concluded the enquiry. It is possible that the Commission will find that the level of international roaming charges is uncompetitively high and then require a reduction in these charges. If Irish or European competition authorities or regulators were to conduct similar investigations with Irish mobile network operators and impose reductions, this would decrease the turnover we will be able to generate from our customers using their phones outside Ireland and decrease our profitability.

Further, because a high percentage of our customer base subscribes on a pre-paid basis (unlike our competitors, who have a higher percentage of post-paid customers), inbound revenue constitutes a disproportionately high percentage of our turnover. Therefore, changes in inbound call termination charges may have a greater impact on us than on our competitors.

Meteor may also be required to retain data for security purposes and to assist government departments in jamming signals. Data protection implications may arise from such data retention obligations. Further details on the regulatory framework in Ireland can be found in Part III — “Information on our Business — Regulation” of this document and Part IV — “Information on Meteor — Business Description — Governmental regulation” in the Circular, which has been incorporated by reference into this document.

Alleged health risks associated with mobile communications could lead to decreased usage of Meteor’s services and products, increased difficulty in obtaining transmitter sites or potential liability.

Public concern about the perceived health risks of mobile communications could have a detrimental impact on Meteor’s business by casting its services or products in a negative light, making it difficult to retain or attract subscribers or to obtain transmitter sites, or reducing usage per subscriber of all or certain of its services. Although a UK Government commissioned report published in January 2004 by the Advisory Group of Non Ionising Radiation of the National Radiological Protection Board concluded that the current evidence does not establish adverse health effects from mobile phone emissions that are below guideline levels, it did state that the published research to date has limitations and particularly that there has been little research into exposure during childhood. It also noted that since mobile phones have only been in widespread use for a relatively short time, continued research is needed. We cannot provide assurances that further medical research and studies will not establish a link between the radio frequency emissions of mobile handsets and/or base stations and these health concerns. As a result of these health concerns, government authorities could increase regulation of mobile handsets and base stations and neighbourhood action groups may limit or delay Meteor’s ability to install mobile phone masts at key sites. If these health risks were to materialise, actual costs or damages could be significantly in excess of any limited insurance protection that Meteor may have and Meteor may have difficulty obtaining appropriate insurance protection for such risks. Mobile network operators could be held liable for the costs or damages associated with these concerns. This could have a material adverse effect on Meteor’s business, financial condition and results of operations.

Meteor may become regulated as a provider of e-money.

If services provided by Meteor in the future are classified as “e-money” under the European Community (Electronic Money) Regulations 2002, which gives effect to the e-money Directive 2000/46/EC (the E-Money Directive), Meteor will be required to become regulated as an “electronic money institution” in order to issue e-money. This would impose specific regulations on Meteor’s management and capital requirements, including restrictions on the allowable uses of pre-payments. While there is uncertainty as to the application of this regulation, should it apply to Meteor, Meteor’s financial performance could be adversely affected. If Meteor is unable to comply with these requirements, it could be subject to criminal sanctions and monetary penalties under this regulation, including for any non-compliant historic activities.

Misuse of Meteor’s networks by subscribers through fraud or other means may damage its reputation and impact its costs or revenues.

Subscribers may misuse Meteor’s networks in ways which damage Meteor’s reputation, for example using the network to make inappropriate contact with children, spamming or propagation of viruses.

Subscribers may also misuse Meteor’s networks in ways that impact Meteor’s costs or revenues, including fraud. This could have a negative impact on Meteor’s business.

GENERAL INVESTMENT/MARKET RISKS

A number of factors outside the control of eircom Group and/or the Enlarged Group may impact on our performance and the price of Ordinary Shares, including investor sentiment and local and international stock market conditions. Shareholders should recognise that the price of Ordinary Shares may fall as well as rise.

RIGHTS ISSUE STATISTICS

Rights Issue Price per New Share	€1.35

Net proceeds of the Rights Issue after expenses	€397 million

Estimated expenses of the Rights Issue	€26 million

Number of New Shares to be issued by the Company	313,054,059

Number of Ordinary Shares in issue immediately following the Rights Issue(1)	1,064,383,801

New Shares as a percentage of enlarged issued ordinary share capital following the Rights Issue(1)	29.4%

(1)	Assuming no options granted under the Share Schemes or conversion rights under the Convertible Preference Shares are exercised between the date of this document and completion of the Rights Issue.

EXPECTED TIMETABLE FOR THE RIGHTS ISSUE AND THE ACQUISITION

2005

Latest time and date for receipt of Forms of Proxy	11.00 a.m. on Tuesday 13 September

Record Date for the entitlements under the Rights Issue	close of business on Tuesday 13 September

Latest time and date for receipt of electronic proxy appointments via the CREST system	5.00 p.m. on Tuesday 13 September

Extraordinary General Meeting	11.00 a.m. on Thursday 15 September

Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only)	Thursday 15 September

Dealings in New Shares, nil paid, commence on the London Stock Exchange and Irish Stock Exchange	8.00 a.m. on Friday 16 September

Existing Shares marked “ex-rights” by the London Stock Exchange and Irish Stock Exchange	8.00 a.m. on Friday 16 September

Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)	as soon as practicable after 8.00 a.m. on Friday 16 September

Nil Paid Rights and Fully Paid Rights enabled in CREST as soon as practicable after	Friday 16 September

Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form)

4.30 p.m. on Friday 30 September

Latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on Tuesday 4 October

Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. on Wednesday 5 October

Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	11.00 a.m. on Friday 7 October

Dealings in New Shares, fully paid, commence on the London Stock Exchange and Irish Stock Exchange and New Shares credited to CREST stock accounts (uncertificated holders only)	8.00 a.m. on Monday 10 October

Despatch of definitive share certificates for New Shares in certificated form	by Thursday 20 October

Completion of the Acquisition	by the end of December

Notes:

(i)	The dates set out in the expected timetable for the Rights Issue and the Acquisition above and mentioned in this document and in the Provisional Allotment Letter may be adjusted by the Company (with the agreement of the Underwriters), in which event details of the new dates will be notified to the UK Listing Authority and to the Irish Stock Exchange and, where appropriate, to Shareholders. In particular, pursuant to the Underwriting Agreement, the Company and the Underwriters have agreed that if a supplementary prospectus is issued by the Company two Business Days or fewer prior to the date specified in the expected timetable for the Rights Issue and the Acquisition above as the latest date for acceptance and payment in full, such date shall be extended to the date which is three Business Days after the date of issue of the supplementary prospectus.

(ii)	References to times in this document are to London and Dublin time.

RELEVANT DOCUMENTATION

The following documentation, which was sent to Shareholders at the relevant time and/or is available for inspection in accordance with paragraph 27 of Part IX — “Additional Information”, contains information which is relevant to the Rights Issue and Admission:

1.	Circular

The Circular dated 30 August 2005 sets out the basis on which the Company is making the Acquisition. It includes information concerning the reasons for and use of proceeds of the Rights Issue and an explanation of what action to take in respect of the Extraordinary General Meeting convened for 15 September 2005.

2.	Annual Report and Accounts for the three financial years ended 31 March 2003, 2004 and 2005

These contain the audited historical financial statements of Valentia Telecommunications for the financial year ended 31 March 2003 and the Company for the financial years ended 31 March 2004 and 31 March 2005 and the audit reports in respect of each such year.

The table below sets out the various sections of such documents which are incorporated by reference into this Prospectus, so as to provide the information required pursuant to paragraphs 20.1, 20.3, 20.4 and 22 of Annex I to the Prospectus Rules and paragraphs 3.4 and 10.2 of Annex III to the Prospectus Rules, and to ensure that Shareholders and others are aware of all information which, according to the particular nature of the Company and of the New Shares, is necessary to enable Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Company and of the rights attaching to the New Shares:

Information incorporated by reference into the Prospectus	Destination of incorporation	Page number in Prospectus
Circular: Part I — “Letter from the Chairman” (pages 10 to 18)	Part I — “Financial Information and Operating and Financial Review relating to the Company — Operating and Financial Review — Overview of our business”	36
	Part III — “Information on the Business — Reasons for the Rights Issue and Use of Proceeds”	99
Circular: Part IV — “Information on Meteor” (pages 40 to 77)	Risk Factors — “Risks Associated with the Irish Mobile Communications industry — The mobile communications industry is highly regulated. Regulation may limit Meteor’s flexibility to manage its business and subject it to regulatory risks.”	22
	Part III — “Information on the Business — Reasons for the Rights Issue and Use of Proceeds”	99

Information incorporated by reference into the Prospectus	Destination of incorporation	Page number in Prospectus
Circular: Part IV — “Information on Meteor — the Meteor Group’s Financial Information Table” (page 46)	Part VII — “Unaudited Pro Forma Statement”	211
Circular: Part V — “Principal Terms of the Acquisition Agreement” (pages 78 to 80)	Part III — “Information on the Business — Reasons for the Rights Issue and Use of Proceeds”	99
	Part IX — “Additional Information — Material Contracts”	285
	Part I — “Financial Information and Operating and Financial Review relating to the Company — Operating and Financial Review —Overview of our business”	41
Circular: Part VII — “Additional Information” (pages 85 to 88)	Part III — “Information on the Business — Reasons for the Rights Issue and Use of Proceeds”	99
Annual Report and Accounts 2003 (of Valentia Telecommunications): the Consolidated Financial Statements of Valentia Telecommunications for the financial year ended 31 March 2003, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and Auditors Report (pages 6 to 36 inclusive, which includes the Independent Auditors’ Report in its entirety)	Part I — “Financial Information and Operating and Financial Review relating to the Company — Selected financial information”	34
	Part I — “Financial Information and Operating and Financial Review relating to the Company — Operating and Financial Review —Overview of our business”	36
Annual Report and Accounts 2004 (of eircom Group): the Consolidated Financial Statements of eircom Group for the financial year ended 31 March 2004, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and Auditors Report (pages 60 to 113 inclusive, which includes the Independent Auditors’ Report in its entirety)	Part I — “Financial Information and Operating and Financial Review relating to the Company — Selected financial information”	32
	Part I — “Financial Information and Operating and Financial Review relating to the Company — Operating and Financial Review —Overview of our business”	36

Information incorporated by reference into the Prospectus	Destination of incorporation	Page number in Prospectus
Annual Report and Accounts 2005 (of eircom Group): the Consolidated financial statements of eircom Group for the financial year ended 31 March 2005, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and Auditors Report (pages 63 to 107 inclusive, which includes the Independent Auditors’ Report in its entirety)	Risk Factors — “Risks Relating to an Investment in the Company — Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends.”	14
	Part I — “Financial Information and Operating and Financial Review relating to the Company — Selected financial information”	34
	Part I — “Financial Information and Operating and Financial Review relating to the Company — Operating and Financial Review —Overview of our business”	36/60
	Part VII — “Unaudited Pro Forma Statement”	211

Copies of the documents of which part or all are incorporated herein are available as provided in paragraph 27 of Part IX — “Additional Information” of this document.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors:	Name	Age	Position

	Sir Anthony O’Reilly	69	Chairman

	Con Scanlon	51	Vice Chairman

	Dr Philip Michael Gerard Nolan	51	Director, Chief Executive Officer

	Peter Eugene Lynch	47	Director, Chief Financial Officer

	Cathal Gerard Magee	52	Director, Managing Director, Retail

	David Francis McRedmond	43	Director, Commercial Director

	John Gerard Conroy	45	Non-Executive Director

	Didier Jean-Claude Delepine	58	Non-Executive Director

	Irial Finan	48	Non-Executive Director

	Kevin Christopher Melia	58	Non-Executive Director

	Padraic Joseph O’Connor	56	Non-Executive Director

	Maurice Alan Pratt	50	Non-Executive Director

	Donal Michael Roche	52	Non-Executive Director

Secretary:	John Mason

Registered Office:	1 Park Row Leeds LS1 5AB

Head Office:	114 St. Stephen’s Green West Dublin 2

Sponsor and Financial Adviser:	Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA

Underwriters:	Morgan Stanley Securities Limited 25 Cabot Square Canary Wharf London E14 4QA

	Goodbody Stockbrokers Ballsbridge Park Ballsbridge Dublin 4

English and US Legal Advisers to the Company:	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS

Irish Legal Advisers to the Company:	A&L Goodbody International Financial Services Centre North Wall Quay Dublin 1

English Legal Advisers to the Underwriters, Sponsor and Financial Adviser:	Slaughter and May One Bunhill Row London EC1Y 8YY

US Legal Advisers to the Underwriters, Sponsor and Financial Adviser:	Davis Polk & Wardwell 99 Gresham Street London EC2V 7NG

Irish Legal Advisers to the Underwriters, Sponsor and Financial Adviser:	Arthur Cox Earlsfort Centre Earlsfort Terrace Dublin 2

Auditors:	PricewaterhouseCoopers Chartered Accountants Wilton Place Dublin 2

Receiving Agent:	Computershare Investor Services PLC PO Box 859 The Pavilions Bridgwater Road Bristol BS99 1XZ

Part I

FINANCIAL INFORMATION AND OPERATING AND FINANCIAL REVIEW RELATING TO

THE COMPANY

1.	SELECTED FINANCIAL INFORMATION

1.1	Three-month periods ended 30 June 2004 and 30 June 2005 (IFRS)

The following table sets out the selected financial information (which has been prepared in accordance with IFRS) regarding the Group for each of the three-month periods ended 30 June 2004 and 30 June 2005.

Previously the Group prepared its audited annual financial statements and unaudited quarterly results under UK GAAP. From 1 April 2005, the Group is required to present its annual consolidated financial statements in accordance with accounting standards adopted for use in the EU.

In preparing this financial information management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU as at 31 March 2006.

As a result, although this financial information is based on our best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Therefore, until the Group prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 “First Time Adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS.

For a discussion of the differences between UK GAAP and IFRS, see “Principal Changes Arising from the Application of IFRS” below.

The information presented herein is unaudited and is extracted without material adjustment from the Group’s financial accounts.

Consolidated income statementL	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m
	(unaudited)
Revenue	401	399
Operating costs excluding depreciation and restructuring programme costs	(251)	(264)
Depreciation	(77)	(69)
Restructuring programme costs	(48)	—
Profit on disposal of property	—	46

Operating profit	25	112

Finance costs — net	(31)	(35)
Share of associates profit	—	—

(Loss)/profit before income tax	(6)	77

Income tax expense	—	(17)

(Loss)/profit for period	(6)	60

Consolidated unaudited group balance sheet data	As at 30 June 2005 €’m
(unaudited)
Cash & cash equivalents	468
Total assets	3,928
Total liabilities	3,679
Total borrowings(1)	2,632
Total equity	249

Other financial data	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m
	(unaudited)
EBITDA(2)	102	181
Adjusted EBITDA(3)	154	149
Cash inflow from operating activities	114	146
Capital expenditure and financial investment	57	60

(1)	Total borrowings and derivative instruments represent the gross debt of the Company as at 30 June 2005 before the offset of the capitalised fees of €40 million which are being amortised over the life of the debt.

(2)	EBITDA is defined as operating profit before exceptional items, interest, taxes, depreciation and amortisation. The following table sets forth a reconciliation of EBITDA to profit/(loss) after income taxL:

	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m
	(unaudited)
(Loss)/profit after income tax	(6)	60
Income tax expense	—	17

Group operating (loss)/profit	(6)	77

Finance costs — net	31	35
Depreciation	77	69

EBITDA	102	181

EBITDA is not a measure of operating profit, operating performance or liquidity under IFRS. We include EBITDA because we understand it is used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures, and because some of the covenants in our debt agreements are based on similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income as determined by IFRS, or as an indicator of our operating performance, or of cash flows from operating activities as determined in accordance with IFRS.

(3)	Adjusted EBITDA is defined as EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property. The following table sets forth a reconciliation of Adjusted EBITDA to EBITDAL:

	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m
	(unaudited)
EBITDA	102	181
Restructuring programme costs	48	—
Non-cash pension charges	4	14
Profit on disposal of property	—	(46)

Adjusted EBITDA	154	149

1.2	Financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 (UK GAAP)

On 21 July 2003, eircom Group became the ultimate holding company of the Group by acquiring the entire issued share capital of Valentia Telecommunications in a share for share exchange. Under FRS 6 “Acquisitions and Mergers”, merger accounting is permitted to be used provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the UK Companies Act. Accordingly, the acquisition of Valentia Telecommunications (and its subsidiaries) has been accounted for in accordance with the principles of merger accounting. The financial information for the year ended, and as at, 31 March 2003 are based on the consolidated financial statements of Valentia Telecommunications and its subsidiaries.

The following table sets out selected financial information (which has been prepared in accordance with UK GAAP) regarding the Group for each of the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005.

The information presented herein is extracted without material adjustment from the consolidated financial statements contained in the Annual Report and Accounts. The consolidated financial statements contained in the Annual Report and Accounts together with the audit reports therein are incorporated by reference into this document. You should read the information below in conjunction with the consolidated financial statements and the audit reports contained in the Annual Report and Accounts and the other detailed information included elsewhere in this document and should not rely solely on key and summarised information. PricewaterhouseCoopers of Wilton Place, Dublin 2, Ireland, has issued unqualified audit opinions in respect of the financial statements for eircom Group for the financial years ended 31 March 2004 and 31 March 2005, and for Valentia Telecommunications for the financial year ended 31 March 2003.

Consolidated audited profit and loss dataP	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m
	(audited)
Turnover	1,682	1,628	1,602
Cost of sales	(499)	(410)	(378)

Gross profit	1,183	1,218	1,224
Operating costs before exceptional operating (charges)/credits, depreciation and goodwill amortised	(648)	(632)	(696)
Exceptional operating (charges)/credits	(13)	(24)	4
Depreciation (net)	(399)	(368)	(316)
Exceptional fixed asset impairments	—	(38)	—
Goodwill amortised on subsidiary undertakings	(38)	(38)	(38)
Total operating costs	(1,098)	(1,100)	(1,046)

Group operating profit before group’s share of operating profits of associated undertakings	85	118	178
Group’s share of operating profits of associated undertakings	—	—	1

Group operating profit	85	118	179
Exceptional gain on the disposal of fixed assets	2	—	—
Exceptional gain on the exit from subsidiaries	1	1	—

Profit on ordinary activities before interest and taxation	88	119	179
Interest payable and similar charges (net)	(134)	(157)	(128)
Exceptional interest payable and similar charges	—	(51)	1

(Loss)/profit on ordinary activities before taxation	(46)	(89)	52
Taxation credit/(charge) on (loss)/profit on ordinary activities	6	(14)	(20)

(Loss)/profit on ordinary activities after taxation	(40)	(103)	32
Dividend paid and proposed (including dividends and other appropriations in respect of non-equity shares)	(22)	(428)	(103)

Loss absorbed for the financial year	(62)	(531)	(71)

Consolidated audited balance sheet dataP:	As at 31 March 2003 €’m	As at 31 March 2004 €’m	As at 31 March 2005 €’m
	(audited)
Cash in bank and in hand	440	352	388
Total fixed and current assets	3,970	3,725	3,523
Total net assets	757	549	412
Total debt(1)	2,231	2,311	2,310

Equity shareholders’ funds	505	306	252
Non-equity shareholders’ funds	252	243	160

Total shareholders’ funds	757	549	412

Other financial data	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m
EBITDA (2)L	522	562	532
Adjusted EBITDA (3)L	551	602	615
Net cash inflow from operating activitiesP	497	490	524
Cash outflow from capital expenditureP	189	207	191

(1)	Total debt represents the gross debt of the Company at 31 March 2005 before the offset of the capitalised fees of €41 million relating to the refinancing of the debt which are being amortised over the life of the debt.

(2)	EBITDA from continuing operations is defined as operating profit before interest, taxes, depreciation and amortisation. The following table sets forth a reconciliation of EBITDA to (loss)/profit after taxation:

	Financial Year Ended 31 March 2003P €’m	Financial Year Ended 31 March 2004P €’m	Financial Year Ended 31 March 2005P €’m
(Loss)/profit after taxation	(40)	(103)	32
Interest payable and similar charges (net)	134	157	128
Exceptional interest payable and similar charges	—	51	(1)
Taxation (credit)/charge on (loss)/profit on ordinary activities	(6)	14	20
Exceptional items	(3)	(1)	—
Group’s share of operating profits of associated undertakings	—	—	(1)

Group operating profit	85	118	178
Depreciation	399	368	316
Exceptional fixed asset impairments	—	38	—
Goodwill amortised on subsidiary undertakings	38	38	38

EBITDA from continuing operations	522	562	532

Restructuring programme costs of €72 millionP were incurred within operating costs as a result of the introduction of new voluntary leaving programmes, in the financial year ended 31 March 2005. A provision of €412 millionP was created in the financial year ended 31 March 2000 to finance the restructuring programme, which has been utilised principally to pay for staff exits for the financial years ended 31 March 2001, 31 March 2002, 31 March 2003 and 31 March 2004. Therefore, EBITDA from operations in these financial years, does not reflect cash outflows in connection with our staff restructuring programme, other than in respect of an additional provision of €11 millionP charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on our annuity plan offered as part of the restructuring programme. The cash outflows in connection with our staff restructuring programme were €44 millionP, €38 millionP and €88 millionP in the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 respectively. We anticipate that costs associated with further staff reductions will impact our earnings in the year beginning 1 April 2005 and in subsequent years.

(3)	Adjusted EBITDA from continuing operations is defined as EBITDA from continuing operations before restructuring programme costs, exceptional items and pension amortisation.

The following table sets forth an audited reconciliation of Adjusted EBITDA from continuing operations to EBITDA from continuing operations:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m

EBITDA from continuing operationsP	522	562	532
Restructuring programme costsP	—	—	72
Operating exceptional chargesP	13	24	(4)
Pension amortisationP	16	16	15

Adjusted EBITDA from continuing operationsL	551	602	615

Adjusted EBITDA from continuing operations does not reflect cash flows in connection with our staff restructuring programme, other than in respect of an additional provision of €11 millionP charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on our annuity plan offered as part of the restructuring programme.

EBITDA and Adjusted EBITDA are not measures of operating profit, operating performance or liquidity under UK GAAP. We include EBITDA because we understand it is used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures, and because some of the covenants in our debt agreements are based on similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income as determined by UK GAAP, or as an indicator of our operating performance, or of cash flows from operating activities as determined in accordance with UK GAAP.

2.    OPERATING AND FINANCIAL REVIEW

Management’s discussion and analysis of financial condition and results of operations

Some of the information in the review below and elsewhere in this document includes forward looking statements that involve risks and uncertainties. See “Cautionary note regarding forward looking statements” on page III for a discussion of important factors that could cause actual results to differ materially from the results described in the forward looking statements contained in this document.

The Group financial information presented and discussed below should be read in conjunction with our audited historical consolidated financial statements and the notes explaining that financial statements contained in the Annual Report and Accounts, which have been incorporated by reference into this document. Unless otherwise indicated, the financial information included in this part has been extracted without material adjustment from our audited historical consolidated financial statements and our accounting records, which formed the underlying basis of the Annual Report and Accounts. The non-financial operating data included in this part has been extracted without material adjustment from management records.

Overview of our business

We are the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, we had a market share in the Irish fixed-line market throughout the four-year period ended 31 December 2004 of approximately 79%C, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. We are also the leading ISP, in Ireland with approximately 602,000 subscribersL as at 31 March 2005. As at 31 March 2005 we also had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. As at 31 March 2005 we had approximately 128,000 PSTN lines which were enabled for simultaneous support of PSTN and ADSL bitstream, permitting simultaneous, high-speed transmission of voice and data over our network, which had been taken up by retail and wholesale customers. We had turnover of approximately €1.6 billionP in the financial year ended 31 March 2005 and total fixed and current assets of approximately €3.5 billionP as at 31 March 2005.

For a description of the long-term objectives of the business in the fixed-line and mobile market, see Part III — “Information on the Business — Group strategy” of this document and Part I — “Letter from the Chairman” of the Circular, which has been incorporated by reference into this document.

We offer residential and business customers a wide range of retail services and products, including:

•	fixed-line voice services, including PSTN and ISDN access; local, national and international voice services; advanced voice services; customer premises equipment sales; public payphones; sale and monitoring of domestic alarm systems and directory enquiries; and

•	fixed-line data services, including domestic and international data transmission services, such as ADSL; leased lines and advanced data packet based services, including asynchronous transfer mode, or ATM, frame relay and IP services; managed data networking services; hosting and internet access and related information technology services.

We also offer OAOs wholesale services and products, including:

•	interconnect services; leased lines; partial private circuits; access to our local connection network via unbundled local loops; and ADSL bitstream access, which supports broadband access;

•	carrier pre-selection, which permits customers to select another authorised operator as the default carrier for some or all calls, and enhancements to carrier pre-selection, including carrier pre-selection single billing through WLR, carrier pre-selection agency re-billing and carrier pre-selection single billing through WLR ancillary services, which enable OAOs to provide a fuller range of services;

•	geographic and non-geographic number portability allows customers to keep their telephone numbers regardless of the authorised operator they choose; and

•	FRIACO, allowing OAOs to offer bundled or unmetered internet access.

For a description of these services and products, see Part III — “Information on the Business —Products and services”.

Principal factors that affect our results of operations

Irish fixed-line telecommunications market

As the principal provider of fixed-line telecommunications services in Ireland, our performance is affected by factors affecting growth in this market generally. According to quarterly data published by ComRegM, the Irish fixed-line telecommunications market slowed during the financial year ended 31 March 2003, and declined in the financial year ended 31 March 2004 and in the nine months ended 31 December 2004. (We are in discussion with ComReg to understand the changes made to fixed-line revenues classifications in the most recent ComReg report produced in June 2005. Pending resolution of these discussions, our view is that revenue in the Irish fixed-line market is declining at approximately 2% per annum). This was primarily as a result of the substitution of mobile services and messaging services such as e-mail for fixed voice services, which, while difficult to quantify, we believe has had a negative impact on growth in the fixed-line market. We believe that annual growth rates in this market will continue to slow, and there may continue to be quarterly or annual periods of flat or negative growth, making it more difficult for us to increase turnover or even leading to a decrease in turnover, since our business is focused on the fixed-line market.

Liberalisation of the Irish telecommunications market and increasing competition

The Irish telecommunications market was fully opened to competition on 1 December 1998. Competitors quickly entered the market, and we now compete with a number of OAOs in the provision of voice and data services. In 2000, ComReg’s predecessor introduced a number of measures to increase competition, including carrier pre-selection and number portability. Despite increased competition and these regulatory measures, we have been able to maintain our majority market share, based on turnover, of the Irish fixed-line market throughout recent years. ComReg estimated our revenue share for the year ended 31 December 2004 at approximately 79%C. However, we believe that these regulatory initiatives and the overall trend towards increased competition is likely to result in a decline in our market share in the future.

In recent years, ComReg has taken a number of other measures designed to increase further the competition in the Irish telecommunications market. These initiatives include inter alia:

•	implementation of the NRF and the designation of SMP in a wider selection of more narrowly defined markets than existed under the previous regulatory regime;

•	the designation of eircom as having SMP in the market for wholesale broadband access thereby increasing our obligations to provide bitstream (wholesale broadband products) to our competitors;

•	directing us to reduce our pricing on a range of wholesale access services, including local loop unbundling, or LLU;

•	directing us to offer carrier pre selection single billing through WLR and agency rebilling;

•	directing us to provide partial private circuits services to our competitors; and

•	limiting our ability to conduct sales activities to win back lost retail customers after they select an alternative operator.

Ultimately, these measures may result in further loss of our market share. For more information about these initiatives, see Part III — “Information on the Business — Regulation”.

Changing mix of services

Our turnover is affected by changes in the mix of services we provide to retail and wholesale customers. A complete discussion of our turnover is covered under “Results of Operations” below.

Continued pressures on pricing

We face substantial regulatory and competitive pressures on our prices. While the CPI has increased by almost 32% in Ireland since 1997, our prices have decreased in both nominal and real terms. The provision of our services and our prices are subject to extensive regulation, including regulation of our wholesale prices and a cap that limits the amount by which we can increase our retail prices on a specified basket of services. As a result of these regulations, the prices we charge for our wholesale and retail products and services do not necessarily reflect the costs we incur in offering them nor the prices that we would charge in the absence of such regulations. In February 2003, ComReg changed the retail price cap from a permitted annual change in average prices equal to the CPI minus 8%, to a permitted annual change in average prices equal to the CPI minus 0%. ComReg also eliminated the sub-caps it had previously imposed on the individual services within the basket, and added fixed-to-mobile calls to the list of services included in the basket while directory enquiry calls were removed.

To date, we have rebalanced charges through permitted increases, principally to the prices for access services as opposed to call charges. Since the elimination of retail sub-caps, we have increased PSTN line rental charges by over 23%. Following these increases, ComReg have stated in the draft decision on market analysis of retail narrowband access markets that eircom is now rebalanced. ComReg are proposing to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year from the date of the final decision. In any subsequent years the sub-cap would be at the rate of CPI minus 0%. In the market analysis of retail voice calls, ComReg have proposed that the current price cap will continue until markets are next reviewed for SMP designation and remedies. ComReg has based its market assessment on a time horizon of about two years. For more information about our pricing, see Part III — “Information on the Business — Tariffs”.

Consistent with the Minister’s 26 March 2004 policy direction to ComReg, on 31 March 2004 we launched our enhanced carrier pre-selection single billing through our WLR product. On 31 March 2004, ComReg directed that from 1 April 2004 prices for the WLR product will be set at retail price less 10% and this margin continues to apply. In March 2005 ComReg published a draft direction on the market analysis for the retail fixed narrowband access markets. ComReg stated that it intends to continue with the application of the retail minus price control for WLR for the period of the market review.

Competition in the Irish telecommunications market also creates downward pressure on our prices independent of regulatory constraints. In response to market pressures, we offer discount packages on calls, corporate network services and leased line services to our retail customers. We launched our TalkTime discount packages in June 2004 providing customers with a range of residential and business offerings that include standard line rental bundled with call minute and phone services allowances. On 27 May 2005, we introduced two new TalkTime packages for residential customers offering unlimited off-peak All-Ireland calls and unlimited Anytime All-Ireland calls.

Because of the overall decrease in the volume of fixed-line voice traffic, maintaining or increasing turnover will continue to be dependent to a significant degree on continued increases in the volume of data traffic or services and on our ability to maintain appropriate pricing levels in the face of continued competitive and regulatory pressures on pricing.

Retail prices will also be impacted by changes in our wholesale prices, which are subject to regulation. Recent directions have provided a degree of certainty on pricing for ULMP and WLR wholesale access products for the immediate future while ComReg is currently consulting on pricing for our shared access product.

Wholesale leased lines, wholesale broadband and WLR for telephony access are all priced on a retail-minus basis. Pressures for reductions in this set of wholesale prices are likely to come mainly from requirements for retail price reductions or from re-alignment within eircom’s wholesale portfolio.

Our prices for interconnect services, unbundled loops and partial private circuits are all set on the basis of LRIC. ComReg has recently initiated a bottom-up review of the costings for our core network, which may ultimately result in changes to the pricing of these services.

Net impact of mobile substitution

Like most fixed-line telecommunications operators, our business is negatively impacted by customers’ use of mobile telephones as a substitute for our services. This process is known as fixed to mobile substitution. The net impact of fixed mobile substitution on our turnover is difficult to quantify, especially since increased use of mobile telephones also results in additional traffic to and from our fixed-line customers.

We are continuing to introduce new service options for our customers, such as cordless portable fixed-line handsets with mobility type features, in order to make our services more attractive relative to mobile use. We also highlight the value of our fixed-line services, such as significantly lower per minute charges for calls, compared to mobile. Despite these initiatives, we believe that fixed to mobile substitution will continue to have a net negative impact on the fixed-line voice traffic market and the future growth of our fixed-line business.

Acquisition of our predecessor company

As part of the reorganisation and refinancing described in “Recent Developments — Reorganisation and Refinancing” below, eircom Group acquired the entire issued share capital of Valentia Telecommunications in exchange for newly issued shares of eircom Group. As a result, eircom Group now owns the entire issued share capital of Valentia Telecommunications.

This acquisition has been accounted for in accordance with the principles of merger accounting under FRS 6 “Acquisitions and Mergers”.

In November 2001, Valentia Telecommunications’ offer to acquire 100% of the share capital of eircom, our predecessor, by means of a recommended public takeover pursuant to the Irish Takeover Rules became unconditional. The cash offer entitled each eircom shareholder to receive €1.365 for each eircom share and valued eircom at approximately €3 billionL. eircom was re-registered as a private limited company effective as at 26 February 2002.

We accounted for the acquisition of the entire share capital of eircom by Valentia Telecommunications using the acquisition method of accounting. Accordingly, we allocated the purchase price for the acquisition to the assets we acquired and liabilities we assumed based upon their respective fair values, in accordance with UK GAAP and Irish GAAP. We applied €764 millionP of the purchase price, representing the portion of the purchase price that was in excess of the fair market value of the net assets acquired, to goodwill. This goodwill was subsequently reduced by €3 millionP to take account of certain acquisition costs that were not ultimately payable. We are amortising this goodwill over 20 years which is in accordance with UK GAAP and Irish GAAP.

Restructuring and cost management programmes

We operate in a highly regulated and competitive pricing environment. Therefore, our continued ability to reduce costs will be a key factor in maintaining or improving our operating profit.

We began a programme during the financial year ended 31 March 2001, prior to the acquisition of the entire share capital of eircom by Valentia Telecommunications, to consolidate our operations around our core domestic fixed-line business and exited from or closed most of our non-core businesses. On 11 May 2001, we also completed the demerger of our mobile communications business, Eircell, with eircom’s then shareholders receiving shares in Vodafone Group as a result of the demerger. During the financial year ended 31 March 2003, we received a cash dividend of €192 millionP and a management fee of €3 millionP in connection with exiting from our remaining 63% stake in Golden Pages, a directory services business, and disposed of eircom NI Limited for €3.5 millionP (subject to a potential purchase price adjustment). We have also exited our loss-making multi media activities and curtailed our presence in the United Kingdom.

We continue to focus on reducing operational expenditure. Employee-related expenses are a significant component of our operating expenses and a focus of our cost management has been reducing employee headcount. We have reduced the average number of employees from 9,129 for the financial year ended 31 March 2003, to 7,595 for the financial year ended 31 March 2005. This decline in average headcount reflects the impact of our voluntary severance, as well as the reduction of employees in connection with our discontinuation, disposal and exit of various businesses and outsourcing certain activities through managed service contracts. We intend to continue to reduce our headcount to approximately 7,000 by 31 March 2008 or earlier if it is possible to do so.

We also are continuing to focus on reducing costs through our strict cost management programme and by continuing to improve our supply chain management. For more information about our supply chain management initiatives, see Part III — “Information on the Business — Supply chain management”.

We intend to continue to pursue a focused and disciplined capital expenditure programme in the future, focusing on evolutionary improvements in our network. See “Capital expenditure and financial investment” below.

Inflation

Our operating profit has not been significantly influenced by inflation, although we are affected by inflationary pressures on wages and salaries and on property costs. In addition, the prices at which we offer many of our services and products are regulated based on measures related to the CPI and accordingly are directly tied to the rate of inflation.

Impact of exchange rate fluctuations

We operate primarily in the Irish market and have minimal operational exposure to foreign exchange rate movements. Following the offering of debt securities in August 2003, we have $250 millionQ in Senior Subordinated Notes that are denominated in US dollars. However, all of our payment obligations in respect of the Senior Subordinated Notes have been hedged into euro, thereby eliminating this foreign currency exposure. For further discussion of our exposure to exchange rate fluctuations, see “Quantitative and Qualitative Disclosures about Market Risk” below.

Recent developments

Reorganisation and refinancing

Beginning in July 2003, we engaged in a series of transactions whereby we reorganised our corporate structure, issued new debt instruments, refinanced and discharged existing debt and funded a dividend and redemption of certain preference shares.

In July 2003, eircom Group became the holding company for the Group through its acquisition of the entire issued share capital of Valentia Telecommunications and its subsidiaries in exchange for newly issued shares of eircom Group. As an English company, eircom Group had greater flexibility under the laws of England and Wales to make distributions following the reorganisation and refinancing than would have been the case for Valentia Telecommunications, an Irish company, due in part to the availability of merger relief under English law.

On 6 August 2003, we refinanced substantially all of our existing indebtedness. In connection with the refinancing, Valentia Telecommunications issued €550 millionQ aggregate principal amount of 7.25% Senior Notes due 2013 and eircom Funding issued €285 millionQ aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 and $250 millionQ aggregate principal amount of 8.25% Senior Subordinated Notes due 2013. In addition, Valentia Telecommunications entered into the new Senior Credit Facility, being a €1.4 billionQ credit facility, of which €1.25 billionP was drawn down.

Valentia Telecommunications used a portion of the proceeds from the issuing of the notes offering and the funds drawn down under the new Senior Credit Facility in order to discharge its indebtedness under its prior credit facility and to pay transaction costs. In addition, Valentia Telecommunications used available cash, including cash held within the Group to fund a dividend of €512 millionP to eircom Group, utilising the reserves released on a cancellation of its share premium and the issue and cancellation of ordinary shares. eircom Group used this dividend to declare and pay dividends to its shareholders of €446 millionP and to redeem certain preference shares for €66 millionP.

Initial Public Offering

On 26 February 2004, Valentia Holdings Limited changed its name to eircom Group Limited, and re-registered as a public limited company (eircom Group plc) on 8 March 2004. On 19 March 2004, eircom Group plc in an IPO issued new Ordinary Shares and the ESOT subscribed for new Ordinary

Shares pursuant to a rights issue. Simultaneously, certain of our shareholders offered their ordinary shares (equating to more than 50% of the ordinary shares in eircom Group plc) to institutional and other sophisticated investors outside the United States and to qualified institutional buyers in the United States pursuant to the exemption from the registration requirements of the Securities Act. eircom Group plc’s shares were admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and to trading on the London Stock Exchange on 24 March 2004. We also amended the terms of our Senior Notes and Senior Subordinated Notes primarily to provide greater flexibility to pay dividends to our shareholders and on 18 March 2004 we entered into the current Senior Credit Facility (of which €1.25 billionP was drawn down) to refinance certain existing indebtedness and to pay certain fees, costs and expenses associated with the IPO (See Part IX — “Additional Information — Material contracts”).

Acquisition of Meteor

On 25 July 2005, we entered into the Acquisition Agreement with eircom, WWIHC and Western Wireless Corporation, or WWC, whereby we agreed to acquire WWII, the holding company of Meteor, from WWIHC. The cash consideration payable by eircom is €420 million, including repayment of certain intercompany debt of Meteor. For additional detail regarding the Acquisition Agreement, please see Part V — “Principal Terms of the Acquisition Agreement” of the Circular, which has been incorporated by reference into this document.

Current trading and prospects

Trading at the Group to the date of this document has been in line with the Directors’ expectations since the publication of the results for the year ended 31 March 2005 and the Directors are confident of the underlying financial and trading prospects of the Group for the current financial year.

Revenue for the quarter ended 30 June 2005 was €399 millionL. EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property was €149 millionL. This excludes a significant profit before taxation made from property transactions in the quarter of approximately €46 millionL, resulting in approximately €60 millionL of extra cash flow, which has been received during August 2005. Payments in respect of capital expenditure of €60 millionL were made in the quarter, focused on increasing capacity, demand growth and ADSL rollout. Headcount stood at 7,263 as at 30 June 2005, and the Directors believe that the Group will achieve its stated target level of 7,000 employees by 31 March 2008. ADSL customers increased to 156,000 as at 19 August 2005 (compared to 54,000 in June 2004). A final dividend of €0.06L per Ordinary Share was approved by Shareholders at the annual general meeting on 25 July 2005. As a result, €45 millionL was paid to the Shareholders on 12 August 2005.

The financial information included in the above paragraph has been prepared in accordance with IFRS. For a description of the basis of preparation of the financial information, please refer to Note 1 of Part B of Part VI — “Unaudited Quarterly Results of the Company for the Quarter ending 30 June 2005.”

2.1 THREE-MONTHS ENDED 30 JUNE 2004 AND 30 JUNE 2005

2.1.1 Basis of preparation

First time adoption of IFRS

Previously the Group prepared its audited annual financial statements and unaudited quarterly results under UK GAAP. From 1 April 2005, the Group is required to present its annual consolidated financial statements in accordance with accounting standards adopted for use in the EU.

In preparing this financial information, management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of financial statements, in accordance with accounting standards adopted for use in the EU as at 31 March 2006. As a result, although this financial information is based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Therefore, until the Group prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 “First Time Adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS.

As permitted, the Group has chosen not to adopt IAS 34 “Interim financial statements” in preparing its 2005 interim statements, and therefore this quarterly financial information is not in compliance with IFRS.

The impacts of adopting IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”, are not included in the year ended 31 March 2005 comparatives in accordance with IFRS 1. Previously, the Group followed UK GAAP.

IFRS 1 Transition

The Group has applied the provisions of IFRS 1 in arriving at appropriate opening balances, for the purposes of the financial information in this document. The significant decisions taken in respect of availing, or otherwise, of the exemptions available are as follows:

Business combinations

The Group has not applied IFRS 3 “Business Combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The Group has elected to measure its land and buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The Group adopted the carrying value of all other property, plant and equipment under UK GAAP on the date of transition under UK GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The Group will not revalue property, plant and equipment going forward.

Employee benefits

The Group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee Benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Mandatory exceptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the Group has applied the derecognition requirements in IAS 30 prospectively from the effective date of IAS 39 for transactions that occurred after 1 January 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the Group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the Group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The Group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

First time application of IFRS relating to financial instruments and insurance contracts

In addition to the options described above, IFRS 1 also includes specific transitional provisions for IAS 32 and IAS 39. The Group has availed of these transitional provisions and therefore has not applied these standards to the year ended 31 March 2004 and 31 March 2005 comparatives.

The impact of applying these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the year ended 31 March 2004 and 31 March 2005, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP.

2.1.2 Provisional accounting policies under IFRS

Critical accounting judgements and estimates

The most sensitive estimates affecting our financial statements involve the following areas:

(i)	Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of our total assets. The annual depreciation charge depends primarily on the estimated lives we allocate to each type of asset and, in certain circumstances, our estimate of fair values and residual values. We regularly review these asset lives and change them as necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on our depreciation and amortisation charges for the year.

(ii)	Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

We operate a funded defined benefit scheme, which is independent of our finances, for the majority of our employees. Actuarial valuations of the main scheme are carried out on an annual basis. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of our pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of our current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. We use estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in our financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges.

(iii)	Providing for doubtful debts

We provide our services to individuals and business customers, mainly on credit terms. We know that some debts due to us will not be paid as a result of the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts which we believe will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact our operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on our operating results. The level of provision required is reviewed on an ongoing basis.

(iv)	Providing for litigation, contingencies and other constructive obligations

We are a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognise any loss that we consider probable and reasonably quantifiable as of the balance sheet date. In addition, we provide for other items of an uncertain timing or amount, such as liabilities arising as a result of restructuring programmes and self-insurance. These provisions are recognised when we have a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required.

(v)	Making appropriate medium-term assumptions on asset impairment reviews

We assess the existence of impairment annually or whenever events or changes in circumstances indicate that an asset may be impaired. Factors which we consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the fair value of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(vi)	Assessing the level of interconnect income from and payments to other telecommunications operators

We are required to interconnect our networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, we rely on other authorised operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. We use estimates in these cases to determine the amount of income receivable from, or payments we need to make to, these other authorised operators and to establish appropriate provisions.

Basis of accounting

The consolidated financial statements of the Group have been prepared in accordance with IFRS from 1 April 2005. The consolidated financial statements have been prepared under the historical cost convention. With effect from 1 April 2005, the historical cost convention has been modified by the revaluation of financial assets and certain financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies.

Basis of consolidation

The consolidated financial statements of the Group comprise a consolidation of the financial statements of the company, eircom Group, and its subsidiary undertakings. The subsidiary undertakings’ financial years are all coterminous with those of the company.

Subsidiaries: Subsidiaries are entities over which the Group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of eircom Group and its subsidiaries after eliminating intercompany balances and transactions.

Associates: An associate is an entity that is neither a subsidiary nor a joint venture over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group holds between 20% and 50% of the voting rights, but can also arise where the Group holds less than 20% if it is actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

Acquisitions and disposals: The results of subsidiaries acquired during the year are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the year are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

Intangible assets

Goodwill: Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

Computer software: Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (four years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Revenue recognition

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, exclusive of VAT and after discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by Group undertakings but excludes all intercompany sales.

Revenue from calls is recognised at the time the call is made over the Group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. The excess of connection fee revenue over direct connection costs is deferred over the life of the customer relationship, which is estimated to be between three and six years. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied based on the relative fair value of the bundle.

Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The Group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the Group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

Payments to other operators

Payments to other operators are mainly settlement fees that the Group pays to OAOs for traffic that is routed on their networks.

Research

Expenditure on research is written off as incurred.

Foreign currencies

Functional and presentation currency: Items included in the financial statements of each of the Group’s entities are measured using the functional currency. The consolidated financial statements are presented in euro, which is the Company’s functional and presentation currency.

Transactions and balances: Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Group companies: The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

Taxation

The Group is managed and controlled in Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. If the deferred tax arises from goodwill for which amortisation is not deductible for tax purposes then it is also not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Financial instruments

Up to 31 March 2005: The accounting policies adopted in respect of financial instruments up to 31 March 2005 as set out in the 2005 annual report. The Group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital Instruments”, FRS 5 “Reporting the Substance of Transactions” and SSAP 20 “Foreign Currency Translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The Group also provided disclosures in accordance with FRS 13 “Derivatives and Other Financial Instruments: Disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Key accounting policies under IAS 32 and IAS 39: In accordance with IFRS 1, the Group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost: any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued finance costs attributable to borrowings are included in accrued charges within trade and other payables. Accrued issue costs are netted against the carrying value of borrowings.

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. The dividends on these preference shares are recognised in the income statement as interest expense since the adoption of IAS 32 and IAS 39 on 1 April 2005. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law.

The Group’s activities expose it to risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts, interest rate swaps and currency swaps to hedge these exposures.

From 1 April 2005: Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held qualify for hedge accounting.

Cash flow hedges: Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement. When the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statements: This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value.

Property, plant and equipment

Property, plant and equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers’ premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values, at 1 April 2004 under IFRS1 transition rules.

Depreciation: Depreciation is provided on property, plant and equipment (excluding land), on a straight line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Estimated Economic Life (Years)
Asset class
Buildings	40

Network plant
Transmission equipment
Duct	20
Overhead cable/poles	10-15
Underground cable	14

Exchanges
Exchange line terminations Core hardware/operating software	8 4
Others	3-7

The Group’s policy is to review the remaining economic lives of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life.

Fully depreciated property, plant and equipment are retained in the cost of property, plant and equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction: Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant and equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction.

Impairment

Assets that have an indefinite useful life, principally goodwill, are not subject to amortisation and are tested for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The value in use of non-current assets is determined from estimated discounted future cash flows. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Capital grants

Non-repayable grants are accounted for as deferred income, which is amortised to the income statement at the same rate as the related assets are depreciated.

Leased assets

The capital cost of property, plant and equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Employee benefits

Pension obligations: Group companies operate various pension schemes. The schemes are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate fund. Under such plans, the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Pre-paid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based compensation: The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Termination benefits: Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Provisions

A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

Share capital

Ordinary shares are classified as equity. Since the adoption of IAS 32 and IAS 39 on 1 April 2005, preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Prior to 1 April 2005, preference shares were classified as non-equity shares within equity, in accordance with UK company law.

Dividend distribution

Dividend distribution to equity shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the equity shareholders.

2.1.3 Results of operations

The following table shows selected unaudited consolidated profit and loss data (which has been prepared in accordance with IFRS) from our operations for the periods indicatedL.

Consolidated Unaudited Income Statement (IFRS)	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m
	(unaudited)
Revenue	401	399
Operating costs excluding depreciation and restructuring programme costs	(251)	(264)
Depreciation	(77)	(69)
Restructuring programme costs	(48)	—
Profit on disposal of property	—	46

Operating profit	25	112
Finance costs — net	(31)	(35)
Share of associates profit	—	—

(Loss)/profit before income tax	(6)	77

Income tax expense	—	(17)

(Loss)/profit for period	(6)	60

Revenue

Ireland is the only principal geographic market in which we operate and almost all of our revenue is derived from Ireland. The following table shows our unaudited revenue, from continuing operations, analysed by major categories of products and services, and the percentage change for each category, for the periods indicatedL:

	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m	Percentage Change (1) 2004/2005%
	(unaudited)
Access (rental and connections)	132	145	10
Voice traffic	119	109	(9)
Advanced voice services traffic	21	19	(5)

Total voice traffic	140	128	(8)
Data traffic	26	23	(10)

Total voice and data traffic	166	151	(9)

Data communications	47	45	(5)
Interconnect services	37	46	25
Other products and services	38	37	(4)

Revenue before discounts	420	424	1

Discounts (2)	(19)	(25)	30

Total revenue	401	399	—

(1)	Percentage changes for revenue have been calculated based on unrounded revenue data rather than on the rounded data presented in this table.
(2)	Discounts are primarily related to revenue derived from access voice and data traffic, ADSL and bitstream, which are presented on a gross basis in the table above. For a discussion of discounts as a percentage of revenue, see “Discounts” below.

Total revenue decreased marginally for the three-month period ended 30 June 2005 as compared to the three-month period ended 30 June 2004. This was primarily due to reduced voice and data traffic revenue, increased discounts provided to promote sales of ADSL and Talktime packages, and a decline in revenue from data communications. This was largely offset by increased revenue from ADSL, within Access (rental and connections) revenue, and higher interconnect services revenue.

Access (rental and connections)

Revenue from line rental, connection and other charges consists principally of revenue from monthly subscription fees for PSTN, ISDN, ADSL and bitstream line rentals, initial connection fees and fees for call management services. Revenue from line rental, connection and other charges depends primarily on the total number of access channels in service and the mix of PSTN, ISDN, ADSL and bitstream lines. ISDN lines have a higher monthly subscription charge than PSTN lines.

The following table shows unaudited rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicatedL:

	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m	Percentage Change (1) 2004/2005%
	(unaudited)
Total access revenue
Line and equipment rental	119	112	(6)
Connection and other charges	5	6	36
ADSL and bitstream rental and connection	8	19	136
WLR rental and connection	—	8	—

Total access revenue	132	145	10

Access channels (in thousands at period end, except percentages)
PSTN (2)	1,589	1,464	(8)
PSTN WLR	—	139	—

Total PSTN	1,589	1,603	1
ISDN (3)	376	358	(5)
ISDN WLR	—	23	—

Total ISDN	376	381	1
ADSL and bitstream	54	141	—

Total access channels	2,019	2,125	5

(1)	Percentage changes for revenue have been calculated based on unrounded revenue data rather than on the rounded data presented in this table.
(2)	Each PSTN telephone line provides one access channel.
(3)	Includes basic rate, primary and fractional rate ISDN lines. A basic rate ISDN line provides two access channels and a primary rate ISDN line provides 30 access channels. The fractional primary rate ISDN lines that eircom offers provide between 16 and 29 access channels. For reporting purposes we count one fractional rate access as 16 channels.

Revenue from access increased by 10% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, due primarily to an increase in ADSL and bitstream revenue, as a result of increased customer demand for our low-cost ADSL service, and WLR revenue, partially offset by lower line and equipment rental.

ADSL and bitstream revenue increased from €8 millionL for the three-month period ended 30 June 2005 to €19 millionL for the three-month period ended 30 June 2004, as a result of increased customer demand following promotional activity. By 30 June 2005, the number of ADSL and bitstream lines had increased to approximately 141,000 lines, up from approximately 54,000 at 30 June 2004. ADSL and bitstream revenue is stated before discounts of €4 millionL in the three-month period ended 30 June 2005.

The first WLR orders from OAOs were received and processed during the three-month period ended 30 September 2004. At 30 June 2005 approximately 139,000 PSTN lines and approximately 23,000 ISDN channels had transferred to OAOs. WLR rental and connection yielded wholesale product revenues of €8 millionL in the three-month period ended 30 June 2005 for eircom, and also resulted in a reduction in line and equipment rental revenue due to reduced eircom customer lines.

Traffic

Traffic revenue derives from local, national, fixed-to-mobile and outgoing international calls, advanced voice services, and data traffic. The amount of traffic revenue we earn depends upon a variety of factors, including:

•	tariffs;

•	the number and duration of calls;

•	the mix between local calls and higher priced national, fixed-to-mobile and outgoing international calls; and

•	the number of calls made to premium rate service providers, such as entertainment and information content services.

The following table shows information relating to our unaudited traffic revenue and volumes and the percentage change for the periods indicatedL:

	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m	Percentage Change (1) 2004/2005%
	(unaudited)
Revenue (2)
Basic voice traffic revenue
Local (3)	27	24	(12)
National (4)	13	12	(8)
Fixed to mobile (5)	54	50	(8)
International (6)	25	23	(9)

Total basic voice traffic revenue	119	109	(9)

Freefone (7)	6	6	(4)
Virtual private network (8)	6	6	4
Premium rate services (9)	5	4	(13)
Other advanced voice services	4	3	(12)

Total advanced voice services traffic revenue	21	19	(5)

Total voice traffic revenue	140	128	(8)
Data traffic revenue
PSTN data	17	16	(4)
ISDN data	9	7	(23)

Total data traffic revenue	26	23	(10)

Total traffic revenue	166	151	(9)

Traffic (in millions of minutes, except percentages)
Local (3) (10)	835	746	(11)
National (4)	260	239	(8)
Fixed to mobile (5)	309	291	(6)
International (6)	122	112	(8)

Total basic voice traffic minutes	1,526	1,388	(9)
Freefone (7)	72	64	(10)
Virtual private network (8)	78	87	12
Premium rate services (9)	4	6	28
Other advanced voice services	15	13	(11)

Total advanced voice services minutes	169	170	1

Total voice minutes	1,695	1,558	(8)
Data traffic volume
PSTN data	984	891	(9)
ISDN data	392	272	(31)

Total traffic data minutes	1,376	1,163	(16)

Total traffic minutes	3,071	2,721	(11)

(1)	Percentage changes for revenue have been calculated based on unrounded revenue data rather than on the rounded data presented in this table.
(2)	Traffic revenue is reported gross of discounts in the table above. For a discussion of discounts as a percentage of revenue, see “Discounts” below.

(3)	Includes calls originating on our fixed-line network and terminating within the same telecommunications area, as well as calls to Northern Ireland from neighbouring Irish telephone zones.
(4)	Includes traffic to other networks and calls to Northern Ireland that do not originate from neighbouring telephone zones in Ireland.
(5)	Includes all calls originating on our network to a domestic mobile network. Due to roaming arrangements, these calls may ultimately terminate on a mobile network anywhere in the world.
(6)	Includes outgoing calls to all countries outside of Ireland and Northern Ireland, including calls to international mobile networks and calls placed by customers of other service operators which are routed through our international network.
(7)	Includes national and international Freefone traffic and traffic from Callsave and LoCall, our cost-shared products.
(8)	Includes domestic and international virtual private network voice traffic.
(9)	Includes call charges at higher-than-standard telephone rates, a portion of which is remitted to a third party provider of information over the telephone.
(10)	A portion of local voice minutes were reclassified as PSTN data minutes in the financial year ended 31 March 2004.

Total revenue from voice and data traffic decreased by 9% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004.

Voice traffic

Basic voice traffic revenue decreased by 9% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004. This is due primarily to an overall decline in traffic volumes arising from loss of market share and weakness in the traditional voice market, as well as reductions in tariffs on fixed to mobile call types. Revenue relating to advanced voice services decreased by 5% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, primarily due to a decrease in low margin premium rate services and other advanced voice revenue.

Data traffic

Revenue from data traffic decreased by 10% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, due to the decline in data minute volumes. This decrease in data minutes volumes was primarily due to the migration of heavy data users to ADSL and bitstream.

Data communications

Data communications comprise leased lines; switched data services, including Business IP+, frame relay, ATM and packet switched data services; Wi-Fi services; ISP services and ancillary services. Revenue from data communications is principally a function of tariffs, the terms of a customer’s service level agreement and installation and monthly rental fees.

The following table shows information relating to unaudited revenue from data communications products and services, the number of leased lines and the percentage change for the periods indicatedL:

	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m	Percentage Change (1) 2004/2005%
	(unaudited)
Data communications revenue
Leased lines	33	31	(6)
Switched data services	8	8	1
ISPL	6	6	(6)

Total data communications revenue	47	45	(5)

Number of leased lines (at period end, except percentages)
National leased lines	24,271	22,305	(8)
Partial private circuits	469	865	84
International leased lines	489	351	(28)
Interconnect paths	2,241	2,124	(5)

Total leased lines	27,470	25,645	(7)

(1)	Percentage changes for revenue have been calculated based on unrounded revenue data rather than on the rounded data presented in this table.

Revenue from data communications decreased by 5% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, primarily due to a reduction in leased line revenue resulting from a reduction in the number of leased lines in operation and ISP revenue partially offset by growth in switched data services.

Interconnect services

Interconnect revenue arises from charges to OAOs for connecting to our network and comprises of, among other things, call origination revenue, call termination revenue, transit revenue, revenue from ancillary services and international transit revenue. Call origination revenue represents revenue from calls made by customers of OAOs that originate on our network. Call termination revenue represents revenue from calls originating from the networks of OAOs and terminating on our network. Transit revenue represents revenue arising from charges to OAOs for using our network to route their customers’ calls to customers on other fixed or mobile networks. Ancillary services revenue represents revenue from Freefone and premium rate services, internet services, emergency services and directory enquiry services.

The following table shows information relating to unaudited revenue and traffic from interconnect services and the percentage change for the periods indicatedL:

			Percentage Change (1) 2004/2005%
	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m
	(unaudited)
Interconnect services revenue
Interconnect	26	29	8
Foreign terminating traffic	11	17	66

Total interconnect services revenue	37	46	25

Interconnect services traffic (in millions of minutes, except percentages)
Call origination	613	764	25
Call termination	791	862	9
Transit to mobile/fixed	135	183	35
Ancillary(2)	69	87	25
International	36	35	(3)

Total interconnect	1,644	1,931	17

Foreign terminating traffic	238	326	37

Total interconnect services traffic	1,882	2,257	20

(1)	Percentage changes for revenue have been calculated based on unrounded revenue data rather than on the rounded data presented in this table.
(2)	Does not include OAOs access to eircom directory enquiries and operator assisted call services.

Interconnect services revenue increased by 25% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, mainly due to growth in interconnect transit and foreign terminating traffic.

Revenue from interconnect increased by 8% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, primarily due to an increase in transit revenue which has a low margin. This increased transit revenue is largely due to increased volumes of 35% resulting from OAOs (particularly mobile) using eircom to connect with each other. The remaining increase in interconnect revenue was primarily due to higher national termination and call origination revenue partially offset by a reduction in international revenue due to lower rates and volumes.

Revenue from foreign terminating traffic increased by 66% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, primarily as a result of increased incoming traffic to mobiles and fixed lines.

Other products and services

Other products and services include our sales of customer premises equipment to corporate and business customers in eircom Business Systems, directory enquiry and operator services, calling cards, public payphones, Phonewatch, Lan Communications and other revenue, including, Infonet.

The following table shows unaudited information relating to revenue from other products and services and the percentage change for the periods indicatedL:

	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m	Percentage Change (1) 2004/2005%
	(unaudited)
Customer premises equipment	2	3	31
Operator services	8	9	6
Card and payphones	4	3	(23)
Phonewatch	4	5	31
Lan Communications	8	8	(3)
Other revenue	12	9	(26)

Other products and services revenue	38	37	(4)

(1)	Percentage changes for revenue have been calculated based on unrounded revenue data rather than on the rounded data presented in this table.

Revenue from other products and services decreased by 4% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, primarily due to a decrease in other revenue and revenue from card and payphones. This was partially offset by higher revenues from Operator services, customer premises equipment and Phonewatch.

Discounts

Discounts increased by 30% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, primarily due to increased discounts given on ADSL and bitstream promotions and new Talktime packages, which were partially offset by a reduction in voice discounts.

Operating costs before depreciation and restructuring programme costs

The following table shows unaudited information relating to our operating costs before depreciation and restructuring programme costs, and the percentage change for the periods indicatedL:

	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m	Percentage Change (1) 2004/2005%
	(unaudited)
Staff costs
Wages and salaries and other staff costs	89	86	(3)
Social welfare costs	4	3	(5)
Pension paid and payable	6	7	18

Pay costs before non-cash pension charges and capitalisation	99	96	(2)
Non-cash pension charges	4	14	280

Pay costs before capitalisation	103	110	8
Capitalised labour	(13)	(14)	9

Total staff costs	90	96	8
Other operating costs
Payments to telecommunications operators	77	78	2
Purchase of goods for resale, commissions and related costs	20	23	12
Materials and services	12	11	(15)
Other network costs	7	7	3
Accommodation	14	14	3
Sales and marketing	8	11	31
Transport and travel	5	5	(6)
IT cost	4	3	(26)
Miscellaneous costs	14	16	19

Total other operating costs	161	168	4

Total operating costs before depreciation and restructuring programme costs	251	264	5

(1)	Percentage changes for revenue have been calculated based on unrounded revenue data rather than on the rounded data presented in this table.

Total operating costs before depreciation and restructuring programme costs increased by 5% for the three months ended 30 June 2005 as compared to 30 June 2005, mainly due to increases in staff costs and in increases in additional operating costs.

Staff costs

Staff costs, which consist of salaries and wages and related pensions and social welfare costs, are the largest component of our operating costs.

Staff costs increased by 8% for the three months ended 30 June 2005, as compared to the three month period ended 30 June 2004. This was primarily due to the increase of €10 millionL in non-cash pension charges in the three month ended 30 June 2005 as compared to the three month period ended 30 June 2004 due to increased amortisation as a result of the increased unrecognised pension deficit at 31 March 2005 of €773 millionL, as compared to €425 millionL for the financial year ended 31 March 2004. This was offset by a reduction in pay costs before non-cash pension charges and capitalisation of 2% due mainly to reduced headcount. Capitalised labour increased by 9% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the network. Headcount at 30 June 2005 was 7,263 down from 7,877 at 30 June 2004. At the end of June 2005 there were also 325 agency staff compared to 238 agency staff at 30 June 2004. The costs of these agency staff are included within staff costs.

Other operating costs

Other operating costs increased by 4% in the three-month period ended 30 June 2005, as compared to the three month period ended 30 June 2004. This was primarily due to increases in sales and marketing, due to customer win-back initiatives and ADSL and bitstream promotions. There was also an increase in the purchase of goods for resale, commissions and related costs due to higher ADSL equipment sales and promotional activity. Miscellaneous costs also increased, arising from compensation for the early termination of an agreement becoming fully amortised in the previous period. These increases were partially offset by a reduction in materials and services costs, due to lower volumes and ongoing cost control and lower IT costs due to renegotiation of contracts.

Depreciation

Depreciation decreased by 11% for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, due mainly to reduced capital expenditure in recent years and the impact of assets which are now fully depreciated. Our policy is to review asset lives on an ongoing basis in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives.

Restructuring programme costs

There were no restructuring programme costs in the three-month period ended 30 June 2005. Restructuring programme costs of €48 millionL, including related pension costs, were incurred as a result of the introduction of a new voluntary leaving programme in the three-month period ended 30 June 2004.

Profit on the disposal of property

In the three-month period ended 30 June 2005, there was a profit of approximately €46 million before tax with regard to the disposal of certain property sites.

Finance costs — net

Finance costs, which relate to interest payable and similar charges, increased by 14% for the quarter ended 30 June 2005, as compared to the three-month period ended 30 June 2004, due to an increase of €5 millionL attributable to the dividend on convertible preference shares being re-classified under IFRS. As a result of the transitional rules, the dividend in the comparative period is not reclassified.

Taxation

The tax charge increase of €17 millionL for the three-month period ended 30 June 2005, as compared to the three-month period ended 30 June 2004, is mainly due to profits arising on the property transactions and higher taxable profits from operations.

Liquidity

The following table sets forth our unaudited net cash inflow generated from operating activities and our cash flows under IFRS for the three-month periods ended 30 June 2004 and 30 June 2005L.

	Three-Month Period Ended 30 June 2004 €’m	Three-Month Period Ended 30 June 2005 €’m
	(unaudited)
Cash Inflow from operating activities
Cash generated from operations	114	146
Interest paid	(11)	(11)
Income tax refund	3	2

Net cash generated from operating activities	106	137

Cash flows from investing activities
Purchase of property, plant and equipment	(57)	(60)
Proceeds from restricted cash	63	—
Proceeds from sale of property, plant and equipment	—	1
Interest received	1	2

Net cash generated from/(used in) investing activities	7	(57)

Cash outflows from financing activities
Redemption of preference shares	(64)	—
Expenses paid in respect of shares issued	(29)	—
Issue of share capital	1

Net cash used in financing activities	(92)	—

Net increase in cash and bank overdrafts	21	80
Cash and bank overdrafts at beginning of period	352	388

Cash and bank overdrafts at end of period	373	468

Net cash generated from operating activities

Our primary source of liquidity is cash generated from operations, which represents operating profit adjusted for non-cash items which are principally depreciation and non-cash pension charges. Cash flows from operating activities are also impacted by working capital movements. During the three-month period ended 30 June 2005, cash generated from operating activities increased by 30%, to €146 millionL from €114 millionL in the three-month period ended 30 June 2004. This increase was due primarily to improvements in working capital.

During the three-month period ended 30 June 2005 we were refunded €2 millionL taxation in respect of the year ended 31 March 2004.

Interest paid in the three-month period ending 30 June 2005 was €11 millionL.

Cash flows from investing activities

During the three-month period ended 30 June 2005, we made payments in respect of capital expenditure, of €60 millionL, compared to €57 millionL in the three-month period ended 30 June 2004. See “Capital expenditure” below.

In the three-month period ended 30 June 2004, restricted cash of €63 millionL was used by the group for the purposes of redeeming Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on the restricted cash balance, after deduction of any applicable taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as a pre-redemption dividend.

During the three-month period ended 30 June 2005 we received interest of €2 millionL on cash deposits.

Cash flows from financing activities

During the three-month period ended 30 June 2005 there were no cash outflows relating to financing activities. During the three-month period ended 30 June 2004, we had cash outflows of €64 millionL in respect of the redemption of Redeemable Preference Shares and Trancheable Redeemable Preference Shares in accordance with their terms. During the three-month period ended 30 June 2004, fees paid in respect of the Initial Public Offering in March 2004 amounted to €29 millionL.

2.2 FINANCIAL YEARS ENDED 31 MARCH 2003, 31 MARCH 2004 AND 31 MARCH 2005

2.2.1 Critical accounting policies

Our principal accounting policies for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005 are set out in note 1 to the consolidated financial statements of eircom Group contained in the Annual Report and Accounts for the year ended 31 March 2005, which have been incorporated by reference into this document. These policies conform to UK GAAP.

We, like virtually all other companies, use estimates and judgements that affect the reported amounts in our consolidated financial statements and accompanying notes. The most sensitive estimates affecting our financial statements involve the following areas:

•	Establishing lives for depreciation and amortisation purposes of tangible and intangible fixed assets. Long-lived assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of our total assets. The annual depreciation or amortisation charge depends primarily on the estimated lives we allocate to each type of asset and, in certain circumstances, our estimate of fair values. We regularly review these asset lives and change them as necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on our depreciation and amortisation charges for the year. We changed our asset lives in the financial year ended 31 March 2003. The impact of a change in asset lives on our depreciation charge for the financial year ended 31 March 2003 was a reduction of €38 millionP.

•	Calculating current and deferred tax liabilities on our profit. The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. Changes in the estimates could impact both the balance sheet carrying value of the future tax payable as well as the current and deferred tax charge recorded.

•	Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs. We operate a funded defined benefit scheme, which is independent of our finances, for the majority of our employees. Actuarial valuations of the main scheme are carried out, as determined by the trustees, at intervals of not more than three years, in accordance with UK GAAP, on a yearly basis. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations. The cost of these benefits and the present value of our pension liabilities depend on assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of our current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. We use estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in our financial statements.

•	Providing for doubtful debts. We provide our services to individuals and business customers, mainly on credit terms. We know that some debts due to us will not be paid as a result of the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact our operating results.

•	Providing for litigation, contingencies and other constructive obligations. We are a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognise any loss that we consider probable and reasonably quantifiable as of the balance sheet date. In addition, we provide for other items of an uncertain timing or amount, such as liabilities arising as a result of restructuring programmes and self-insurance. These provisions are recognised when we have a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required.

•	Making appropriate medium-term assumptions on asset impairment reviews. In the financial years ended 31 March 2004 and 31 March 2003 we have made charges for the impairment of the carrying value of tangible fixed assets on our balance sheet. The amount of the charges are in most cases based on the discounted present value of the future cash flows that we expect to be derived from these assets. We use estimates in determining these future cash flows and the discount rate. We assess the existence of impairment whenever events or changes in circumstances indicate that an asset may be impaired. Factors which we consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under UK GAAP are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the fair value of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

•	Assessing the level of interconnect income with payments to other telecommunications operators. We are required to interconnect our networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, we rely on OAOs to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. We use estimates in these cases to determine the amount of income receivable from, or payments we need to make to, these OAOs and to establish appropriate provisions.

2.2.2 Results of operations

The following table shows selected audited consolidated profit and loss data (which has been prepared in accordance with UK GAAP) from our operations for the periods indicated.

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m
	(audited)
Consolidated Profit and Loss Data:
Continuing operations
Turnover	1,682	1,628	1,602
Cost of sales	(499)	(410)	(378)

Gross profit	1,183	1,218	1,224
Operating costs before exceptional operating (charges)/credits, depreciation and goodwill amortised	(648)	(632)	(696)
Exceptional operating (charges)/credits	(13)	(24)	4
Depreciation	(399)	(368)	(316)
Exceptional fixed asset impairments	—	(38)	—
Goodwill amortised on subsidiary undertakings	(38)	(38)	(38)
Total operating costs	(1,098)	(1,100)	(1,046)
Group operating profit before group share of associated undertakings	85	118	178
Group’s share of operating profits of associated undertakings	—	—	1

Operating profit from continuing operations	85	118	179
Non-operating exceptional items (1)	3	1	—
Interest payable and similar charges (net)	(134)	(157)	(128)
Exceptional interest payable and similar charges	—	(51)	1

(Loss)/profit on ordinary activities before taxation	(46)	(89)	52
Taxation credit/(charge) on (loss)/profit on ordinary activities	6	(14)	(20)

(Loss)/profit after taxation	(40)	(103)	32
Dividend Paid and Proposed (including dividends and other appropriations in respect of non-equity shares)	(22)	(428)	(103)

Loss absorbed for the financial year	(62)	(531)	(71)

(1) Non-operating exceptional items after operating profit have been grouped together for presentation purposes. Exceptional items after operating profit for each year presented are as follows:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m
	(audited)
Exceptional gain on the disposal of fixed assets	2	—	—
Exceptional gain on exit from subsidiaries	1	1	—

Total non-operating exceptional items	3	1	—

The following table shows certain financial data from continuing operations for the years indicated, expressed in each case as a percentage of continuing turnover:

	Financial Year Ended 31 March 2003%	Financial Year Ended 31 March 2004%	Financial Year Ended 31 March 2005%
Turnover	100	100	100
Cost of sales	(30)	(25)	(24)

Gross profit	70	75	76
Other operating costs (1)	(39)	(40)	(43)

EBITDA	31	35	33

(1)	Other operating costs is defined as operating costs before depreciation, exceptional fixed asset impairments, goodwill amortised and operating exceptional charges/credits as disclosed on the face of the profit and loss account. Included in other operating costs for the financial year ended 31 March 2005 is a restructuring charge of €72 millionP, equivalent to 4% of turnover.

Turnover

The following table shows our turnover from continuing operations, analysed by major categories of products and services, and the percentage change for each category, for the periods indicated:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Percentage Change 2003/2004 (1) %	Percentage Change 2004/2005 (1) %
Access (rental and connections)	423	489	557	16	14
Voice trafficL	564	509	456	(10)	(11)
Advanced voice services trafficL	87	87	82	1	(4)

Total voice trafficL	651	596	538	(8)	(10)
Data trafficL	104	112	97	9	(14)

Total voice and data trafficL	755	708	635	(6)	(10)
Data communicationsL	204	195	180	(5)	(7)
Interconnect servicesL	210	159	165	(24)	3
Other products and servicesL	187	159	154	(15)	(3)

Gross incomeL	1,779	1,710	1,691	(4)	(1)
Discounts (2)L	(97)	(82)	(89)	(15)	8

Total turnoverP	1,682	1,628	1,602	(3)	(2)

(1)	Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)	Discounts are primarily related to turnover derived from access voice and data traffic, ADSL and bitstream, which are presented on a gross basis in the table above. For a discussion of discounts as a percentage of turnover, see “Discounts” below.

Total turnover decreased by 2% in the financial year ended 31 March 2005. This was primarily due to reduced voice and data traffic volumes, reductions in some tariffs, and a decline in turnover from data communications. This was partially offset by increased turnover from ADSL and bitstream and price increases on access products, introduced in the last quarter of 2004 with higher PSTN line charges. In the financial year ended 31 March 2004, turnover decreased by 3%, this was primarily due to reduced voice traffic volumes, reductions in certain tariffs, a decline in turnover from data communications and lower interconnect turnover derived from very low margin transit traffic. This was partially offset by price increases on access products, in particular higher PSTN line charges, and increased data traffic volumes. Part of the reduction in turnover in the financial year ended 31 March 2004 is also due to the exit of certain businesses (i.e. distribution channels), including eircom retail stores.

Access (rental and connections)

For a description of access (rental and connections), see “Three Months Ended 30 June 2004 and 30 June 2005 — Results of Operations — Access (rental and connections)”.

The following table shows unaudited rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicatedL:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Percentage Change 2003/2004 (1) %	Percentage Change 2004/2005 (1) %
	(unaudited)
Total access
Line and equipment rental	398	449	469	13	4
Connection and other charges	23	23	24	1	4
ADSL and bitstream (4)	2	17	55	—	224
WLR rental and connection	—	—	9	—	—

Total access turnover	423	489	557	16	14

Access channels (in thousands at period end, except percentages)
PSTN (2)	1,596	1,587	1,496	(1)	(6)
PSTN WLR (4)	—	—	103	—	—

Total PSTN	1,596	1,587	1,599	(1)	1
ISDN (3)	351	372	372	6	—
ISDN WLR (4)	—	—	11	—	—

Total ISDN	351	372	383	6	3
ADSL and bitstream (5)	3	39	128	—	231

Total access channels	1,950	1,998	2,110	2	6

(1)	Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)	Each PSTN telephone line provides one access channel.

(3)	Includes basic rate, primary and fractional rate ISDN lines. A basic rate ISDN line provides two access channels and a primary rate ISDN line provides 30 access channels. The fractional primary rate ISDN lines that eircom offers provide between 16 and 29 access channels. For reporting purposes we count one fractional rate access as 16 channels.

(4)	WLR was a new wholesale product introduced in 2004.

(5)	ADSL and bitstream turnover and volumes were reclassified from data communications to access in the financial year ended 31 March 2003.

The increase in turnover from access was 14% in the financial year ended 31 March 2005 due primarily to an increase in ADSL and bitstream turnover as a result of increased customer demand for the new low-cost ADSL service, and increases in PSTN line rental charges introduced in 2004. In the financial year ended 31 March 2004, access turnover increased by 16%, due primarily to increases in PSTN line rental charges introduced in 2004, growth in the number of ISDN channels, and an increase in ADSL and bitstream turnover as a result of increased customer demand for the new low-cost ADSL service.

Our total PSTN lines increased by 1% in the financial years ended 31 March 2005, however the number of channels sold to retail customers decreased by 6% due to the introduction of WLR in the period. In addition, during the year, the “Customer Acquisition Programme” launched in the residential market was successful in selling approximately 24,000 access lines to new customers in the residential market. In the financial year ended 31 March 2004 our total PSTN lines decreased by 1% principally due to the increasing substitution of mobile phones for fixed-line services and an increase in the number of residential customers upgrading their PSTN lines to ISDN access. The total number of ISDN channels increased by 3% in the financial year ended 31 March 2005 to approximately 383,000 due to the introduction of WLR. ISDN channels increased by 6% in the financial year ended 31 March 2004, principally due to increased demand for data, multimedia and interactive services.

ADSL and bitstream turnover increased significantly in the financial year ended 31 March 2005 and in the financial year ended 31 March 2004, as a result of increased customer demand following new special promotions introduced. By 31 March 2005, the number of ADSL and bitstream lines had increased to approximately 128,000 lines up from 39,000 in the financial year ended 31 March 2004. It should be noted, however, that since we write-off the cost of modems, connection costs and all the marketing costs of this business line as incurred, ADSL and bitstream made a very marginal contribution after direct costs. On a fully costed basis, after depreciation of direct assets such as line cards, the ADSL and bitstream business activity lost approximately €45 millionL in the last twelve months, a similar amount to the losses of the previous year.

The first WLR orders from OAOs were received and processed during the quarter ended 30 September 2004. At 31 March 2005, approximately 103,000 PSTN lines and approximately 11,000 ISDN channels had transferred to OAOs. WLR rental and connection yielded wholesale product revenues of approximately €9 millionL in the financial year ended 31 March 2005 for eircom, which resulted in a reduction in line and equipment rental revenue due to reduced eircom customer lines.

Traffic

For a description of traffic, see “Three Months Ended 30 June 2004 and 30 June 2005 — Results of Operations — Traffic”.

The following table shows information relating to our unaudited total traffic turnover and our traffic volumes and the percentage change for the periods indicatedL:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Percentage Change 2003/2004 (1) %	Percentage Change 2004/2005 (1) %
	(unaudited)
Turnover (2)
Basic voice traffic turnover
Domestic
Local (3)	133	121	104	(10)	(14)
National (4)	72	56	51	(21)	(10)
Fixed-to-mobile (5)	229	220	203	(4)	(8)
International (6)	130	112	98	(14)	(13)

Total basic voice traffic turnover	564	509	456	(10)	(11)
Freefone (7)	24	25	23	5	(7)
Virtual private network (8)	19	22	24	19	11
Premium rate services (9)	30	25	19	(18)	(21)
Other advanced voice services	14	15	16	10	4

Total advanced voice traffic turnover	87	87	82	1	(4)

Total voice traffic turnover	651	596	538	(8)	(10)

Data traffic turnover
PSTN data	61	70	64	15	(9)
ISDN data	43	42	33	—	(24)

Total data traffic turnover	104	112	97	9	(14)

Total traffic turnover	755	708	635	(6)	(10)

Traffic (in millions of minutes, except percentages)
Voice traffic volume
Domestic traffic:
Local (3)(10)	4,013	3,642	3,203	(8)	(12)
National (4)	1,297	1,136	1,019	(12)	(10)
Fixed-to-mobile (5)	1,226	1,241	1,174	1	(5)
International (6)	593	533	478	(10)	(10)

Total basic voice traffic volume	7,129	6,552	5,874	(8)	(10)
Freefone (7)	288	323	276	12	(15)
Virtual private network (8)	239	288	323	20	12
Premium rate services (9)	28	23	23	(17)	(3)
Other advanced voice services	98	79	55	(20)	(30)

Total advanced voice services	653	713	677	9	(5)

Total voice minutes	7,782	7,265	6,551	(6)	(10)

Data traffic volume
PSTN data	3,559	4,020	3,700	12	(8)
ISDN data	1,752	1,870	1,352	7	(28)

Total traffic data minutes	5,311	5,890	5,052	10	(14)

Total traffic minutes	13,093	13,155	11,603	—	(12)

(1)	Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)	Traffic turnover is reported gross of discounts in the table above. For a discussion of discounts as a percentage of turnover, see “Discounts” below.

(3)	Includes calls originating on our fixed-line network and terminating within the same telecommunications area, as well as calls to Northern Ireland from neighbouring Irish telephone zones.

(4)	Includes traffic to other networks and calls to Northern Ireland that do not originate from neighbouring telephone zones in Ireland.

(5)	Includes all calls originating on our network to a domestic mobile network. Due to roaming arrangements, these calls may ultimately terminate on a mobile network anywhere in the world.

(6)	Includes outgoing calls to all countries outside of Ireland and Northern Ireland, including calls to international mobile networks and calls placed by customers of other service operators which are routed through our international network.

(7)	Includes national and international Freefone traffic and traffic from Callsave and LoCall, our cost-shared products.

(8)	Includes domestic and international virtual private network voice traffic.

(9)	Includes call charges at higher-than-standard telephone rates, a portion of which is remitted to a third party provider of information over the telephone.

(10)	A portion of local voice minutes were reclassified as PSTN data minutes in the financial year ended 31 March 2004.

Overall turnover from voice and data traffic decreased by 10% in the financial year ended 31 March 2005 and by 6% in the financial year ended 31 March 2004.

Voice traffic.    Basic voice traffic turnover decreased by 11% in the financial year ended 31 March 2005. This is due primarily to an overall decline in the traffic volumes arising from loss of market share and weakness in the traditional voice market as well as reductions in tariffs on international and fixed-to-mobile call types. In the financial year ended 31 March 2004, basic voice turnover decreased by 10% primarily due to reductions in tariffs on national and fixed-to-mobile call types and an overall decline in traffic volumes due to loss of market share and weakness in the traditional voice market, principally due to mobile substitution. Loss of market share and weaknesses in the market impacted local, national, fixed-to-mobile and international turnover, with increased volumes on fixed-to-mobile partially compensating for reduced tariffs. Turnover relating to advanced voice services decreased by 4% in the financial year ended 31 March 2005, primarily due to a decrease in Freefone and low margin premium rate services offset partially by growth in virtual private network and other advanced voice services turnover. In the financial year ended 31 March 2004, advanced voice services turnover increased by 1%, due to strong growth in virtual private network turnover, offset by a reduction in premium rate services turnover.

Total voice traffic minutes decreased by 10% in the financial year ended 31 March 2005 and 6% in the financial year ended 31 March 2004, primarily due to a contraction of the fixed-line voice market in Ireland as a result of increasing mobile substitution, as well as the loss of some market share to competitors and the introduction of WLR in the financial year ended 31 March 2005.

Data traffic.    Turnover from data traffic decreased by 14% and data minutes decreased by 14% in the financial year ended 31 March 2005. This decrease was primarily due to the migration of heavy data users to ADSL and bitstream which is an ‘always on’ product. Turnover from data traffic increased by 9% in the financial year ended 31 March 2004. The increase in turnover was primarily due to 10% increased in data traffic volumes in the financial year ended 31 March 2004. The volume increase resulted primarily from growth in internet usage.

Data communications

For a description of data communications, see “Three Months Ended 30 June 2004 and 30 June 2005 — Results of Operations — Data communications”.

The following table shows information relating to unaudited turnover from data communications products and services and the number of leased lines, and the percentage changes for the periods indicatedL:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Percentage Change 2003/2004 (1) %	Percentage Change 2004/2005 (1) %
	(unaudited)
Data communications turnover
Leased lines	150	136	127	(9)	(6)
Switched data services	25	29	31	13	7
ISP	29	30	22	5	(25)

Total data communications turnover (2)	204	195	180	(5)	(7)

Number of leased lines (at period end, except percentages)
National leased lines	26,574	24,599	22,836	(7)	(7)
Partial private circuits (3)	—	16	742	—	—
International leased lines	772	542	394	(30)	(27)
Interconnect paths	2,688	2,567	2,173	(5)	(15)

Total leased lines	30,034	27,724	26,145	(8)	(6)

(1)	Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)	ADSL and bitstream turnover and volumes were reclassified from data communications to Access in the financial year ended 31 March 2003.

(3)	Partial private circuits were previously included in national leased lines in the financial year ended 31 March 2004.

Turnover from data communications decreased by 7% in the financial year ended 31 March 2005, primarily due to a reduction in leased line and ISP turnover partially offset by growth in switched data services. In the financial year ended 31 March 2004 turnover from data communications decreased by 5% primarily due to a reduction in leased line turnover partially offset by growth in switched data services and ISP.

Leased line turnover decreased by 6% in the financial year ended 31 March 2005 and 9% in the financial year ended 31 March 2004, due to a reduction in the number of leased lines in operation, as well as a reduction in tariffs. This was due to rationalisation of OAOs’ networks, increased competition from international licensed operators and customer migration from analogue leased lines to a smaller number of high capacity digital leased lines or to switched data services. Switched data services turnover increased by 7% in the financial year ended 31 March 2005 and 13% in the financial year ended 31 March 2004, mainly due to new customer acquisitions in business internet protocol, or BIP, partly offset by migration of customers from frame relay and ATM. BIP is a more modern and advanced data service based on IP technology which corporate and small business customers are increasingly using due to its flexibility and efficiency.

ISP turnover decreased by 25% in the financial year ended 31 March 2005, mainly due to customers migrating from the ISP’s internet subscription dial-up products to our flat rate and ADSL products which are now included under data traffic and Access turnover respectively. In the financial year ended 31 March 2004, ISP turnover increased by 5% due to an increase in our ISP internet subscription dial-up products.

Interconnect services

For a description of interconnect services, see “Three Months Ended 30 June 2004 and 30 June 2005 — Results of Operations — Interconnect services”.

The following table shows information relating to unaudited turnover and traffic from interconnect services and the percentage change for the periods indicatedL:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Percentage Change 2003/2004 (1) %	Percentage Change 2004/2005 (1) %
	(unaudited)
Interconnect services turnover
Interconnect	169	122	117	(28)	(4)
Foreign terminating traffic	41	37	48	(8)	27

Total interconnect services turnover	210	159	165	(24)	3

Interconnect services traffic (in millions of minutes, except percentages)
Interconnect
Call origination	2,031	2,253	2,654	11	18
Call termination	2,771	2,809	3,196	1	14
Transit to mobile/fixed	914	655	577	(28)	(12)
Ancillary (2) (3)	185	249	301	35	21
International	153	153	136	—	(11)

Total interconnect	6,054	6,119	6,864	1	12
Foreign terminating traffic	783	931	1,152	19	24

Total interconnect services traffic	6,837	7,050	8,016	3	14

(1)	Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)	Interconnect operator services turnover and volumes were reclassified from Interconnect/Ancillary to Operator services in other services turnover in the financial years ended 31 March 2003.

(3)	Does not include OAO access to eircom directory enquiries and operator assisted call services.

Interconnect services turnover increased by 3%, in the financial year ended 31 March 2005 mainly due to a growth in foreign terminating traffic, partially offset by a reduction in interconnect turnover.

Turnover from interconnect decreased by 4%, in the financial year ended 31 March 2005, primarily due to an ongoing reduction in transit turnover which has a low margin, largely resulting from OAOs (particularly mobile) directly interconnecting with each other which led to a reduction in transit volumes of 12%. The remaining reduction in interconnect turnover was primarily due to a reduction in international turnover due to lower rates and volumes. Call origination and termination volumes increased by 18% and 14% respectively in the financial year ended 31 March 2005 due to an increase in the number of carrier pre-select lines.

In the financial year ended 31 March 2004, interconnect services turnover decreased by 24%. The reduction in total interconnect services was mainly due to a 28% decrease in interconnect turnover, primarily due to a reduction in transit turnover which has a low margin, largely resulting from OAOs (particularly mobile) directly interconnecting with each other which led to a reduction in transit volumes of 28%. The remaining reduction in turnover was mainly due to a reduction in international turnover due to lower rates while volumes were maintained. Ancillary volumes grew by 35% in the financial year ended 31 March 2004, mainly due to increased interconnect freefone traffic and access to eircom internet services which attract a low rate.

Turnover from foreign terminating traffic increased by 27% in the financial year ended 31 March 2005, primarily as a result of increased incoming traffic to mobiles.

In the financial year ended 31 March 2004 turnover from foreign terminating traffic decreased by 8%, primarily as a result of decreases in settlement rates in line with international trends, which was partially offset by an increase in volumes and the inclusion of eircom UK volumes which are not included in the prior year.

Other products and services

For a description of other products and services, see “Three Months Ended 30 June 2004 and 30 June 2005 — Results of Operations — other products and services”.

The following table shows unaudited information relating to turnover for other services and the percentage change for the periods indicatedL:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Percentage Change 2003/2004 (1) %	Percentage Change 2004/2005 (1) %
	(unaudited)
Other products and services turnover
Customer premises equipment	35	31	26	(12)	(16)
Operator services (2)	31	34	32	10	(4)
Card and payphones	23	18	14	(21)	(25)
Phonewatch	13	15	18	19	21
Lan Communications	19	19	22	1	15
Other turnover	66	42	42	(37)	(1)

	187	159	154	(15)	(3)

(1)	Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)	Interconnect operator services turnover and volumes reclassified from Interconnect/Ancillary to operator services in the financial year ended 31 March 2003.

Turnover from other products and services decreased by 3% in the financial year ended 31 March 2005, primarily due to a decrease in customer premises equipment, operator services and card and payphones turnover. This was partially offset by higher revenues from Phonewatch and Lan Communications.

Customer premises equipment turnover decreased by 16% in the financial year ended 31 March 2005 due to lower equipment sales. Operator services turnover decreased by 4% in the financial year ended 31 March 2005 due to lower directory enquiry volumes. Card and payphones turnover decreased by 25% in the financial year ended 31 March 2005 due to increased mobile use and growth of low-cost international call shops. Phonewatch turnover increased by 21% in the financial year ended 31 March 2005 due to increased sales of security devices and related services. Lan Communications turnover increased by 15% in the financial year ended 31 March 2005 due to improved hardware sales. Other turnover was flat in the financial year ended 31 March 2005.

In the financial year ended 31 March 2004, other product and services turnover decreased by 15% primarily due to our exit from eircom retail stores and certain other businesses, reductions in calling card and public payphones turnover as a result of increased mobile use and lower sales of equipment and hardware to corporate customers. eircom UK turnover is split across the relevant turnover lines in the financial years ended 31 March 2004 and 31 March 2005 whilst in financial year ended 31 March 2003 all turnover was included in other turnover as this includes subsidiaries. This was partially offset by increased turnover in operator services driven by Directory Enquiries call volumes and Phonewatch from increased security device sales and increased turnover from monitoring services.

Discounts

Discounts increased by 8% to €89 million in the financial year ended 31 March 2005 primarily due to increased discounts given on the ADSL and bitstream promotions of €14 millionL, which was partially offset by a reduction in voice discounts of €7 millionL. Discounts as a percentage of turnover were 5%

in the financial year ended 31 March 2005 and 5% in the financial year ended 31 March 2004. In the financial year ended 31 March 2004, discounts decreased by 15%, primarily due to the reduction of traffic revenue and the dilution of discount packages offered.

Cost of sales

The following table shows information relating to the cost of sales from continuing operations and the percentage change for the periods indicated:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Percentage Change 2003/2004 (1) %	Percentage Change 2004/2005 (1) %
InterconnectL	334	281	259	(16)	(8)
Foreign outpaymentsL	51	47	39	(9)	(16)
OtherL	114	82	80	(28)	(3)

Cost of salesP	499	410	378	(18)	(8)

(1)	Percentage changes in cost of sales are calculated based on unrounded cost data, rather than the rounded data presented in this table.

Cost of sales decreased by 8% in the financial year ended 31 March 2005. This was due substantially to reduced volumes on interconnect transit and reduced volumes and rates in foreign outpayments. Cost of sales as a percentage of turnover was 24% in the financial year ended 31 March 2005, compared with 25% in the financial year ended 31 March 2004. This decrease is primarily a result of the reductions in costs associated with interconnect transit turnover, which is a low-margin product.

In the financial year ended 31 March 2004, cost of sales decreased by 18%, this was due substantially to reduced volumes on interconnect transit, reduced volumes and rates in foreign outpayments and the disposal of eircom Retail stores in the financial year ended 31 March 2003.

Interconnect

Most of our costs of sales are associated with settlement fees that we pay to OAOs for traffic that is routed on their networks. Payments to domestic operators are primarily attributable to calls made by our customers (or customers of OAOs, in the case of transit traffic) to fixed and mobile numbers owned by OAOs. The amount of such payments is determined by traffic volume and interconnect rates.

Interconnect cost of sales decreased by 8% in the financial year ended 31 March 2005 and 16% in the financial year ended 31 March 2004. This was primarily due to a decline in transit traffic, caused by the fact that some OAOs (mainly mobile) moved to interconnection with each other instead of routing their traffic through our network. This factor also resulted in a corresponding decline in transit turnover. In addition, the decrease reflects a decline in certain tariffs, in particular mobile termination rates.

Foreign outpayments

Payments to international carriers are determined by the settlement rates that we have negotiated with international carriers, the volume of outgoing international traffic and the mix of call destinations.

Foreign outpayments decreased by 16% in the financial year ended 31 March 2005 and 9% in the financial year ended 31 March 2004, primarily due to lower volumes and increased competition for international traffic, which resulted in a decline in international settlement rates for calls.

Other

Other costs of sales are attributable to the cost of customer premises equipment sold and commissions paid to agents who sell our services, including calling card services. Other costs of sales also include leased line penalties, rental of leased lines in the United Kingdom, switched port rental costs and a percentage of amounts received by us for calls by our customers to premium rate service providers, such as entertainment and information lines, which we in turn remit to the service providers.

Other costs of sales decreased by 3% in the financial year ended 31 March 2005, due mainly to decreases in costs associated with premium rate services revenue being offset by an increase in costs associated with the roll out of ADSL and bitstream. In the financial year ended 31 March 2004, other cost of sales decreased by 28%, primarily due to the disposal of the assets of eircom Retail stores and lower sales of customer premises equipment to corporate customers, reductions on leased line costs and the disposal of eircom NI Limited.

Other operating costs

The following table shows information relating to our other operating costs from continuing operations and the percentage changes for the periods indicated:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Percentage Change 2003/2004 (1) %	Percentage Change 2004/2005 (1) %
Staff costs
Wages and salaries and other staff costsP	372	376	367	1	(2)
Social welfare costsP	15	14	14	(7)	—
Pension costsP	25	25	25	3	(3)

Pay costs before capitalisation/amortisationP	412	415	406	1	(2)
Pension amortisationP	16	16	15	—	(5)
Capitalised labourP	(44)	(54)	(58)	24	7

Total staff costs before restructuring costP	384	377	363	(2)	(4)
Restructuring programme costsP	—	—	72	—	—

Total staff costsP	384	377	435	(2)	15

Additional operating costsL (Unaudited)
Materials and servicesL	64	54	48	(15)	(11)
Other network costsL	26	26	28	1	4
AccommodationL	55	54	53	(2)	(1)
Sales and marketingL	32	32	34	(1)	8
Transport and travelL	22	19	18	(13)	(6)
IT costL	16	14	15	(11)	2
Miscellaneous costsL	49	56	65	13	16

Additional operating costsP	264	255	261	(3)	2

Total other operating costs before exceptional operating charges/credits, depreciation, impairment and goodwill amortisedL	648	632	696	(2)	10

(1)	Percentage changes in other operating costs are calculated based on unrounded cost data, rather than the rounded cost data presented in this table.

Total operating costs before exceptional operating charges, depreciation, impairment and goodwill amortisation increased by 10% for the financial year ended 31 March 2005 mainly due to restructuring programme costs. Staff costs, including restructuring programme costs, increased by 15% which was primarily driven by restructuring programme costs offset by reduced staff costs resulting from reduction in headcount and increased capitalised labour. Additional operating costs increased by 2% for the financial year ended 31 March 2005, mainly due to increased sales and marketing costs, other network costs and miscellaneous costs, partly offset by savings in materials and services and accommodation costs.

In the financial year ended 31 March 2004, total operating costs before exceptional operating charges/credits, depreciation, impairment and goodwill amortised decreased by 2%. This was primarily driven by reduced pay costs resulting from reduction in headcount as offset by pay inflation and salary increases, and increased capitalised labour costs. Other operating costs were less than prior year, due to continued focus on all costs.

Staff costs

Staff costs including restructuring programme costs increased by 15% in the financial year ended 31 March 2005. This was mainly due to the restructuring programme costs, pay inflation and salary increases, partially offset by a decline in the number of employees as a result of our early retirement and voluntary severance programmes. Capitalised labour increased by 7% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network. There is also an ongoing non-cash charge for pension amortisation of €15 millionP, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of the entire share capital of eircom Limited by Valentia Telecommunications. Headcount at 31 March 2005 was 7,275 down from 7,943 at 31 March 2004. At the end of March 2005, there were also 306 agency staff compared to 246 agency staff at 31 March 2004. The cost of these agency staff are included within staff costs.

Restructuring programme costs of €72 millionP, including related pension costs, were incurred as a result of the introduction of a new voluntary leaving programme in the financial year ended 31 March 2005. Included in the restructuring programme costs is an additional provision for €6 million in the financial year ended 31 March 2005 which is in respect of a net deficit on an annuity plan. The amount included within our existing staff restructuring provision in respect of the net deficit on an annuity plan offered as part of a restructuring programme was €78 millionP (2004: €72 millionP). This provision is expected to be utilised over a period of 8 years.

In the financial year ended 31 March 2004, staff costs decreased by 2%. This was due to a decline in the number of employees as a result of our early retirement and voluntary severance programmes, the effect of which was offset by pay inflation and salary increases. There is also an ongoing non-cash charge for pension amortisation of €16 millionP, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of the entire share capital of eircom by Valentia Telecommunications. Capitalised labour costs increased by 24% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network. As a part of our restructuring programme, we focused on reducing our employee numbers through voluntary severance and early retirement programmes. In the financial year ended 31 March 2000, we provided €412 millionP to finance the fundamental restructuring programme announced in March 2000 to strategically reposition the fixed-line business around our core competencies. To date, these provisions have been used principally to pay for staff exits under the restructuring programme. An additional provision of €11 millionP was charged to the profit and loss account in the financial year ended 31 March 2003 in respect of a net deficit on an annuity plan offered as part of the restructuring programme.

We will continue to focus on reducing our employee numbers. To achieve this goal, we intend to:

•	offer voluntary severance and early retirement schemes to employees on a more targeted basis with eligibility restricted to specified groups of employees depending on work area and service profile;

•	use flexible working models where suitable; and

•	outsource non-core activities using joint ventures, co-investment initiatives, contracting and management service contracts.

Additional operating costs

Additional operating costs increased by 2% in the financial year ended 31 March 2005. This was primarily due to increases in sales and marketing, due to customer win-back initiatives and ADSL and bitstream promotions, and in miscellaneous costs, arising from compensation for the early termination of an agreement becoming fully amortised during the year ended 31 March 2005. These increases were partially offset by a reduction in materials and services costs, due to lower volumes and stricter cost control, lower accommodation costs and a decrease in transport and travel costs due to lower travel activity and higher capitalisation in the year.

In the financial year ended 31 March 2004, additional operating costs decreased by 3%, primarily due to stricter cost controls, a reduction in materials and services costs due to lower volumes and stricter cost control, lower IT costs as a result of more favourable contract terms and a decrease in transport and travel costs due to lower travel activity in the year, offset by an increase in miscellaneous costs due to higher insurance costs and a lower gain on foreign exchange.

Exceptional operating charges/(credits)

The exceptional operating credits of €4 millionP in the financial year ended 31 March 2005 relate to the net impact of movements in certain provisions for liabilities acquired as part of the acquisition of eircom Limited.

In the financial year ended 31 March 2004, we incurred a number of non recurring costs amounting in the aggregate to €24 millionP, principally in relation to (i) costs associated with refinancing our indebtedness, which are not capitalised as debt issue costs under UK GAAP and (ii) notional charges in respect of share options granted to certain employees below market value. The exceptional costs in relation to the refinancing primarily include bonus amounts payable to executives relating to contractual entitlements triggered by the refinancing. The charge for the period includes an amount of €5 millionP in respect of share options granted to executives in respect of C Shares as the market price of the options exceeds their exercise price at the date of grant. These share options were exercised in January 2004. Further charges of €3 millionP arose as a result of awards granted to certain directors and senior management, on the 2004 Admission to the London and Irish Stock Exchanges, under the eircom Group Key Executive Share Award Plan. Although the awards do not vest for between 12 and 24 months from the date of grant (24 March 2004), the full charge was included in the Profit and Loss account as the options were granted in recognition of past performance at the date of the 2004 Admission. See note 4 to the consolidated financial statements of eircom Group contained in the Annual Report and Accounts for the financial year ended 31 March 2005.

In the financial year ended 31 March 2003, we incurred costs of €13 millionP in connection with a number of non-recurring costs, principally relating to costs incurred in connection with a proposed securitisation transaction which did not materialise and charges in relation to a deficit on an annuity scheme we provided for as part of the restructuring programme.

Depreciation

The following table shows our audited depreciation expenses for each of the periods indicatedP.

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m	Percentage Change 2003/2004 (1) %	Percentage Change 2004/2005 (1) %
	(audited)
Depreciation	399	368	316	(8)	(14)

(1)	Percentage changes in depreciation are calculated based on unrounded cost data, rather than the rounded cost data presented in this table.

Our policy is to review asset lives on an ongoing basis in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives.

Depreciation, excluding exceptional impairment charges, decreased by 14% in the financial year ended 31 March 2005 and by 8% in the financial year ended 31 March 2004, due to reduced capital expenditure in recent years and the impact of assets which are now fully depreciated.

Exceptional fixed asset impairments

In the financial year ended 31 March 2005, there were no exceptional fixed asset impairments. In the financial year ended 31 March 2004, we incurred €38 millionP in connection with non-recurring costs principally in relation to impairment of the carrying value of land and buildings apparent from a professional valuation of land and buildings carried out in December 2003.

We will undertake a review for impairment of a fixed asset if events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeded the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets (under UK GAAP) was determined from discounted estimated future net cash flows.

Goodwill amortised on subsidiary undertakings

In the financial year ended 31 March 2005 goodwill amortisation remained essentially unchanged compared to the prior year period as we continued to amortise the €761 millionP of goodwill arising from the acquisition of the entire share capital of eircom by Valentia Telecommunications over 20 years, which was in accordance with UK GAAP. The unamortised goodwill at 31 March 2005 was €631 millionP.

In the financial years ended 31 March 2005, 31 March 2004 and 31 March 2003, our goodwill amortisation charge in respect of subsidiary undertakings was €38 millionP. The goodwill amortisation was a result of recognising goodwill in connection with the acquisition of the entire share capital of eircom by Valentia Telecommunications.

Group’s share of operating profit of associated undertakings

The Group’s share of operating profit of associated undertakings was €1 million in the financial year ended 31 March 2005.

Discontinued operations

During the three-year period ended 31 March 2005, no material businesses were discontinued.

Exceptional gain on exit from subsidiaries

Exceptional gain on exit from subsidiaries was €nil millionP in the financial year ended 31 March 2005. Due to the changed telecommunications environment, we decided strategically to exit or curtail aspects of our operations that were not central to our business. In the financial year ended 31 March 2004, we disposed of the assets of eircom Retail and sold eircom Response Limited with an overall gain of €1 million.

Interest payable and similar charges

Interest payable and similar charges decreased by 18% in the financial year ended 31 March 2005 mainly due to the new debt structure as a result of the IPO and lower interest rates. Interest payable and similar charges increased by 17% in the financial year ended 31 March 2004 due to the new debt structure as a result of the issue of the Senior and Senior Subordinated Notes and amortisation of capitalised fees relating to the refinancing.

Exceptional interest payable and similar charges

Exceptional interest payable or similar charges of €1 millionP Credit in the financial year ended 31 March 2005 reflects a reversal of an over-accrual associated with the debt issue costs on the previous debt.

In the financial year ended 31 March 2004, exceptional interest payable or similar charges of €51 millionP, include €27 millionP which was incurred in connection with the write-off of debt issue costs arising from our refinancing of debt in August 2003 which was subsequently replaced by the new credit facilities in March 2004, and €24 millionP of costs relating to the early exit from interest rate swaps. The debt issue costs relating to the Senior Credit Facility were written off in accordance with Financial Reporting Standard 4 “Capital Instruments”, which requires that debt issue costs be amortised to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date.

Taxation

The tax charge of €20 millionP in the financial year ended 31 March 2005 represented an increase of €6 million over the financial year ended 31 March 2004. The increase is due to a lower release of over-provisions in respect of prior year taxation in the financial year ended 31 March 2005, along with an increase in taxable trading profits in the financial year ended 31 March 2005.

The tax charge of €14 millionP in the financial year ended 31 March 2004 represented an increase from the tax credit of €6 millionP for the financial year ended 31 March 2003. The increase was due to a higher release of over-provisions in respect of prior year taxation in the financial year ended 31 March 2003. Excluding the credits in respect of prior year over-provisions of tax in both periods, the tax charge for the financial year ended 31 March 2004 remained broadly in line with the tax charge for the financial year ended 31 March 2003. In the financial year ended 31 March 2003, we had overall tax credits of €6 million. Those credits primarily relate to credits for prior periods that arose from the resolution of outstanding matters with the Irish tax authorities. The weighted average prevailing corporation tax rates in Ireland were 12.5% for the financial years ended 31 March 2005 and 31 March 2004, and approximately 15%, for the financial year ended 31 March 2003.

Dividend paid and proposed (including dividends and other appropriations in respect of non equity shares)

The following table shows our audited dividends paid and payable which were charged to the profit and loss account for each of the years indicatedP.

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m
	(audited)
Paid and payable:
Ordinary dividends (1)	—	400	82
Preference dividends	22	28	21

	22	428	103

(1)	As part of the reorganisation and refinancing described in Part I — “Financial Information and Operating and Financial Review relating to the Company — Recent Developments — Reorganisation and Refinancing”, a dividend of €400 million was paid to the previous owners of the Group in the financial year ended 31 March 2004. No dividend was paid in respect of the Ordinary Shares in the financial year ended 31 March 2003 and following the Initial Public Offering in 2004. A final dividend of €0.06 was approved by shareholders at the annual general meeting on 25 July 2005, giving a total dividend per share of €0.11 for the financial year ended 31 March 2005 under UK GAAP.

The ordinary and preference dividends paid and payable by eircom Group during the financial year ended 31 March 2005 were funded using a dividend received from Valentia Telecommunications which it had received from eircom Limited.

The preference dividends charged in the financial years ended 31 March 2003 and 31 March 2004 relate to ESOT Preference Shares, the Redeemable Preference Shares, the Trancheable Redeemable Preference Shares, the Adviser Preference Shares, the Third Party Preference Shares, the Convertible Preference Shares and the Non-Voting Third Party Preference Shares that were in issue during the financial period. The total preference dividends charged in each financial year are set out in the table above.

The ordinary and preference dividends paid as part of the reorganisation and refinancing, described in Part I — “Financial Information and Operating and Financial Review relating to the Company — Recent Developments — Reorganisation and Refinancing”, by eircom Group during the financial year ended 31 March 2004 of €446 millionP were funded utilising a dividend received from Valentia Telecommunications. Valentia Telecommunications paid this dividend out of the reserves arising on the cancellation of its share premium and the issue and cancellation of ordinary shares. A corresponding write down was simultaneously made in the value of the merger reserve recognised by eircom Group on its acquisition of Valentia Telecommunications, applying merger relief under the laws of England and Wales. A further preference dividend of €15 millionP was paid by eircom Group during the financial year ended 31 March 2004. This was funded using a dividend received from Valentia Telecommunications which had been received from eircom Limited.

See note 8 to the consolidated financial statements of eircom Group contained in the Annual Report and Accounts for the year ended 31 March 2005 for further details on dividends paid and payable and other appropriations in respect of non-equity shares.

2.2.3	Capital resources and liquidity

We have relied, and continue to rely, primarily upon internally generated funds, trade credit and debt facilities to finance operations. From November 2001 to August 2003, debt finance was provided primarily by secured bank debt. From August 2003, debt finance has been provided by a combination of debt facilities including senior and subordinated loan notes and secured bank debt (see Part I — “Financial Information and Operating and Financial Review Relating to the Company — Recent Developments — Reorganisation and Refinancing”).

2.2.3.1	Cash inflows and outflows

For a description of the financial instruments used by the Group, please refer to note 18 of the Annual Report and Accounts for the financial year ended 31 March 2005, headed “Financial Instruments”.

The following table sets forth our audited net cash inflow from operating activities and our cash flows under UK GAAP for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005P:

	Financial Year Ended 31 March 2003 €’m	Financial Year Ended 31 March 2004 €’m	Financial Year Ended 31 March 2005 €’m
	(audited)
Group operating profit	85	118	178
Depreciation and amortisation	437	444	354
Amortisation of pension surplus	16	16	15
Cash flows relating to fundamental restructuring, business exits and other provisions	(63)	(59)	(49)
Non-cash restructuring programme costs	—	—	25
Non-cash exceptional charges	10	3	(4)
Cash flows relating to prior year exceptional charges	(7)	(8)	(1)
Changes in working capital	19	(24)	6

Net cash inflow from operating activities	497	490	524
Returns on investment and servicing of finance	(140)	(278)	(173)
Taxation refunded/(paid)	4	(14)	(55)
Capital expenditure and financial investment	(239)	(227)	(122)
Acquisitions and disposals	185	(1)	—
Equity Dividends paid	—	(400)	(37)
Financing	(182)	342	(100)

Net increase/(decrease) in cash and cash equivalents	125	(88)	37

Net cash inflow from operating activities

Our primary source of liquidity is net cash inflow from operations, which represents operating profit adjusted for non-cash items, principally depreciation and amortisation, cash flows in respect of fundamental restructuring business exits and other provisions provided for in earlier years, and working capital movements.

During the financial year ended 31 March 2005, net cash inflow from operating activities increased by 7%, to €524 millionP from €490 millionP in the financial year ended 31 March 2004. This increase was mainly due to improved operating profit, lower exceptional charges/credits and improvements in working capital.

During the financial year ended 31 March 2004, net cash inflow from operating activities decreased by 1%, to €490 millionP from €497 millionP in the financial year ended 31 March 2003. This decrease was due to changes in working capital partially offset by an increase in operating profit.

In the financial year ended 31 March 2003, net cash inflow from operating activities increased by 56%, to €497 millionP from €318 millionP in the financial year ended 31 March 2002. This increase was due to an increase in operating profit and reduction in the cash outflows relating to our restructuring and business exits which were partially offset by a reduced level of change in working capital in comparison to the financial year ended 31 March 2002.

Returns on investments and servicing of finance

We use cash to pay interest on our outstanding indebtedness. Net interest paid decreased by 12% during the financial year ended 31 March 2005 due to lower interest rates and higher deposit levels. A payment of €24 millionP was made to exit interest rate swaps. Non-equity dividends paid was €22 millionP. Net interest paid increased by 4% during the financial year ended 31 March 2004 due to lower deposits and lower associated interest rates. Debt issue costs of €75 millionP were paid during the financial year ended 31 March 2004 due to the refinancings during the year. Non-equity dividends paid of €61 millionP relate partly to dividends accrued on preference shares in the prior year. Net interest paid increased in the financial year ended 31 March 2003 due to the increased indebtedness incurred in connection with the acquisition of eircom by Valentia Telecommunications.

Capital expenditure and financial investment

During the financial year ended 31 March 2005, we made payments in respect of capital expenditure, of €194 millionP, compared to €209 millionP in the financial year ended 31 March 2004. The principal reason for the decreased cash outflow in respect of capital expenditure in the financial year ended 31 March 2005 is the timing of payments. Capital expenditure is used primarily to grow and renew our existing network in order to improve our services and customer satisfaction. Capital expenditure incurred in the financial year ended 31 March 2005 was €209 millionP compared to €207 millionP in the financial year ended 31 March 2004. We had no financial investment outstanding as at 31 March 2005.

During the financial year ended 31 March 2004, we made payments in respect of capital expenditure, of €209 millionP, compared to €197 millionP in the financial year ended 31 March 2003. The principal reason for the increased cash outflow in respect of capital expenditure in the financial year ended 31 March 2004 is the timing of cash flows, and the increase in actual capital expenditure year on year from €195 millionP in the financial year ended 31 March 2003 to €207 millionP in the financial year ended 31 March 2004. We had no financial investment outstanding as at 31 March 2004. The amount advanced during the financial year ended 31 March 2003, of €50 millionP, represented an amount loaned to the ESOT during that period, which was repaid in the financial year ended 31 March 2004.

The restricted cash balance decreased by €69 millionP in the financial year ended 31 March 2005. The restricted cash balance of €1 millionP as at 31 March 2005 can only be used by the company for the purposes of redeeming the remaining Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on this deposit, after deduction of any taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

Acquisitions and disposals

During the three-year period ended 31 March 2005, we made a number of minor acquisitions and disposals. In addition, during the financial year ended 31 March 2004, we disposed of the assets of eircom Retail and sold eircom Response and during the financial year ended 31 March 2003 we exited from our remaining 63% stake in Golden Pages.

Equity dividends paid

eircom Group paid a dividend of €37 millionP to its equity shareholders in the financial year ended 31 March 2005.

eircom Group paid a dividend of €400 millionP to its equity shareholders in the financial year ended 31 March 2004 as part of the reorganisation and refinancing, described in Part I — “Financial Information and Operating and Financial Review relating to the Company — Recent Developments — Reorganisation and Refinancing”.

Financing

During the financial year ended 31 March 2004, we refinanced substantially all of our indebtedness. This refinancing included the issue of €550 millionQ aggregate principal amount of 7.25% Senior Notes due 2013 of Valentia Telecommunications, €285 millionQ aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 of eircom Funding, and $250 millionQ aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 of eircom Funding. In addition, Valentia Telecommunications entered into a €1.4 billionQ Senior Credit Facility, of which €1.25 billionP was drawn down. Concurrent with completion of the Initial Public Offering, we refinanced the previous credit facilities with a new Senior Credit Facility. As part of the reorganisation and refinancing, described in Part III — “Information on the Business”, the shareholders of Valentia Telecommunications transferred their interests in Valentia Telecommunications to eircom Group. Valentia Telecommunications registered as an unlimited public company, under the laws of Ireland, on 28 July 2003. During the financial year ended 31 March 2004, we received cash of €370 millionP from the Initial Public Offering and the issue of Preference Shares.

Share issue costs of €33 millionP were paid during the financial year ended 31 March 2005 and we redeemed €69 millionP of Preference Shares.

Share issue costs of €32 millionP were paid during the financial year 31 March 2004 and we redeemed €76 millionP of Preference Shares.

There is no significant seasonality in our borrowing requirements.

Restrictions on transfers of funds

For a description of the legal and economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances, see the risk factors headed: “We have a significant amount of indebtedness, which may impair our operating and financial flexibility and could adversely affect our business and financial position and our ability to pay dividends”, “Changes in accounting principles (particularly the introduction of IFRS) may materially affect our financial results and our ability to pay dividends”, and “Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends”.

Debt and debt service obligations

We have substantial amount of debt and significant debt service obligations. As at 30 June 2005, we had gross indebtedness, before capitalised debt issue costs, of approximately €2.632 billionL outstanding. The overall net debt, before offsetting capitalised fees, was €2.164 billionL. For a description of our indebtedness, see “Description of Indebtedness” below.

As at 30 June 2005, we had €40 millionL of unamortised capitalised fees relating to the refinancing of the debt. These unamortised capitalised fees are offset against the related debt in the balance sheet.

As of 30 June 2005, we had €468 millionL in cash and cash equivalents, all of which were denominated in euro.

As of 30 June 2005, approximately 48% of our underlying debt bore interest at variable rates. Approximately 52% of our underlying debt bore interest at fixed rates. At 30 June 2005 after adjusting for the effect of swaps, approximately 71% of our debt bore interest at fixed rates. The weighted average interest rate on our total borrowings as at 30 June 2005 was 5.8%. The weighted average interest rate on our total fixed rate borrowings, after adjusting for the effect of swaps was 6.9%.

We use internally generated funds to pay interest on our outstanding indebtedness and to repay principal amounts due under such indebtedness.

For a description of the restrictions upon the use of our capital resources, see Part IX — “Additional Information — Material contracts”.

Capital expenditure

During the financial year ended 31 March 2005, we had cash outflows relating to capital expenditure on plant, equipment and property of €194 millionP, net of grants of €nil millionP. This capital expenditure was used primarily to grow and renew our existing network in order to improve our service and customer satisfaction. In the financial years ended 31 March 2004 and 2003, we had cash outflows relating to capital expenditure of €208 millionP, net of grants €1 millionP and €197 millionP, net of grants of €nil millionP, respectively, which were used primarily to modernise our fixed-line network. Over the next few years, we expect to continue to pursue a focused and disciplined capital expenditure programme and to maintain levels of capital expenditure on our operations broadly in line with current levels. As technology develops, we will review the opportunities to invest in new technology to improve services and reduce costs. We intend to carry out a comprehensive, technical and commercial review of our network and consider the investment requirements of a next generation network. We plan to continue to use this capital expenditure primarily to grow and renew our existing network in order to improve our services and customer satisfaction. However, regulatory requirements or technical innovations implemented by our competitors may require us to increase our capital expenditure. In addition, with the funds realised from the sale of property, additional capital expenditure will be committed in the future to property improvements.

We expect to fund our current capital expenditure requirements from internally generated funds and through existing financing arrangements (including the Senior Credit Facility).

We are reviewing the mobile opportunities offered by a 3G network and considering whether to tender for a licence to provide 3G mobile communications services in Ireland. If we decide to tender, the application must be filed with ComReg by 9 September 2005. ComReg has stated that it expects to announce the results on 28 October 2005Q. If we decide to tender for a licence and are successful, the Directors believe that we would have sufficient resources to pay the licensing fees and fund the rollout of a 3G network in accordance with the requirements of the licence application.

2.2.3.2	Description of indebtedness

Senior Credit Facility

Valentia Telecommunications (as the Original Borrower and Original Guarantor) entered into a €1.4 billionQ senior secured credit facilities agreement dated 18 March 2004, with, amongst others, Deutsche Bank AG London, Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley Bank, which was drawn down concurrently with the closing of the IPO.

Structure

An advance of €1.25 billionQ has been drawn down by Valentia Telecommunications under the Tranche A term loan facility. The term loan facility was used to refinance certain existing indebtedness of Valentia Telecommunications and its subsidiaries and was also available for use to pay certain fees, costs and expenses associated with the refinancing (including, if necessary, swap termination payments) and the IPO. eircom has since acceded to the senior facility agreement as a borrower and a guarantor and Irish Telecommunications Investments Limited has acceded as a guarantor.

The Tranche B revolving credit facility may be utilised by eircom and other eligible borrowers by way of revolving advances, letters of credit, and bank guarantees, in euro, Sterling or US Dollars, in an aggregate amount of up to €150 millionQ. The revolving credit facility is to be used for the working capital needs and other general corporate purposes of the Company and may not be utilised unless the term loan facility has been or will, on the same date, be fully utilised. To date, Tranche B has not been drawn down.

Interest rates and fees

Advances under the two facilities bear interest at a rate per annum equal to EURIBOR (in the case of euro advances) and LIBOR (in the case of US Dollar and Sterling advances) plus, where appropriate, any applicable mandatory liquid asset costs (which are the costs of complying with any applicable reserve requirements, including Bank of England, FSA and/or European Central Bank mandatory cost requirements), plus a margin of 1.50% per annum for the first 12 months from the date of the Senior Credit Facility and to be thereafter determined in accordance with a margin adjustment mechanism. The margin adjustment mechanism provides that the margin may be reduced following reductions in Valentia Telecommunications’ leverage ratio, as reflected in the financial information delivered for the previous accounting quarter. The leverage ratio is the ratio of Valentia Telecommunications’ consolidated net total borrowings to consolidated adjusted EBITDA, as defined under the Senior Credit Facility. The applicable margin charged at 30 June 2005 was 1.25%.

Guarantees and security

The obligations of the obligors under the Senior Credit Facility are cross-guaranteed by Valentia Telecommunications, eircom Limited and Irish Telecommunications Investments Limited and any other guarantors and borrowers from time to time. Valentia Telecommunications may elect any of its subsidiaries to become guarantors under the Senior Credit Facility.

Covenants

The Senior Credit Facility Agreement includes covenants that require the Company to procure that certain financial ratios or other financial tests are complied with. The Company must maintain specified financial ratios:

(i)  for consolidated net total borrowings to consolidated adjusted EBITDA of (not exceeding) 4.00 : 1 for the quarter ended 30 June 2004 and progressing in a non linear manner to 3.25 : 1 for the quarter ended 31 December 2008;

(ii)  for consolidated adjusted EBITDA to consolidated net interest payable of (greater than) 3.25 : 1 for the quarter ended 30 June 2004 and progressing in a non-linear manner to 4.25 : 1 for the quarter ended 31 December 2008; and

(iii)  senior borrowings to consolidated adjusted EBITDA of (not exceeding) 3.50 : 1 for the quarter ended 30 June 2004 and progressing in a non linear manner to 2.75 : 1 for the quarter ended 31 December 2008.

The Senior Credit Facility also requires Valentia Telecommunications to ensure that guarantors constitute at least 80% of total net assets, turnover, and consolidated adjusted EBITDA of Valentia Telecommunications and its subsidiaries (excluding eircom Funding, eircom Funding (Holdings) Limited, Lercie Limited, the ESOT, eircom (Holdings No.1) Limited, eircom (Holdings No.2) Limited, eircom (Holdings No.3) Limited, eircom (Holdings No.4) Limited, eircom (Holdings No.5) Limited and eircom (Initial Funder) Limited). As at 30 June 2005, the specified financial ratios that the Company was required to maintain were: (i) for consolidated net total borrowings to consolidated adjusted EBITDA of (not exceeding) 3.75 : 1, (ii) for consolidated adjusted EBITDA to consolidated net interest payable of (greater than) 4.00 : 1, and (iii) senior borrowings to consolidated adjusted EBITDA of (not exceeding) 3.40 : 1. The financial ratios achieved by the company at 31 March 2005 are as follows:

(i)  for consolidated net total borrowings to consolidated adjusted EBITDA of 3.249 : 1;

(ii)  for consolidated adjusted EBITDA to consolidated net interest payable of 4.91 : 1; and

(iii)  senior borrowings to consolidated adjusted EBITDA of 2.95 : 1

The Company has maintained its financial covenants in the financial period ended 30 June 2005.

According to the Senior Credit Facility, Valentia Telecommunications and its subsidiaries may not (unless the lenders have otherwise consented) enter into any transaction to acquire any shares, stock, securities or other interest in any other company or business or joint venture the value of which, when aggregated with the value of any other acquisition, merger, or joint venture transactions undertaken by Valentia Telecommunications and/or its subsidiaries during the life of the Senior Credit Facility, would exceed €300,000,000Q (or the equivalent in another currency or currencies).

The relevant provision of the Senior Credit Facility has been amended with the consent of the lenders in order to expressly permit the Acquisition and provide continuing flexibility for Valentia Telecommunications and its subsidiaries to make further acquisitions during the remaining life of the Senior Credit Facility Agreement. Under the Senior Credit Facility (as amended), Valentia Telecommunications and its subsidiaries may, in addition to the Acquisition, enter into other transactions to acquire any shares, stock, securities or other interest in any other company or business or joint venture provided the value of which, when aggregated with the value of any other acquisition, merger, or joint venture transactions undertaken by Valentia Telecommunications and/or its subsidiaries during the life of the Senior Credit Facility, would not exceed €100,000,000Q (or the equivalent in another currency or currencies).

Maturity and amortisation

The term loan facility is to be repaid in semi-annual instalments beginning on the date 24 months after signing the Senior Credit Facility with the last repayment due five years from the date of signing of the Senior Credit Facility. The first six payments are to be in equal amounts which in aggregate equal 30% of the total amount of the Senior Credit Facility as at the date of signing of the Senior Credit Facility. Tranche B Loans are to be repaid at the end of each interest period and in full five years from the date of signing of the Senior Credit Facility. No amounts repaid by the Company on the Tranche A facility may be re-borrowed.

For a description of the Senior Credit Facility, see paragraph 24 of Part VIII — “Additional Information — Material contracts”.

Senior Notes and Senior Subordinated Notes

Valentia Telecommunications issued €550 millionQ principal amount of 7.25% Senior Notes due 2013, under an indenture dated as of 7 August 2003 amongst Valentia Telecommunications, eircom as the Guarantor and The Bank of New York as the Senior Notes Trustee.

The Senior Notes are general unsecured obligations of Valentia Telecommunications and mature on 15 August 2013, unless previously redeemed. The Senior Notes bear interest at the rate of 7.25% payable in cash semi-annually in arrears on 15 February and 15 August in each year, commencing on 15 February 2004.

eircom Funding has issued €285 millionQ principal amount of 8.25% Senior Subordinated Notes due 2013, and $250 millionQ principal amount of 8.25% Senior Subordinated Notes due 2013, collectively the Senior Subordinated Notes, under an indenture dated as of 7 August 2003 amongst eircom Funding, Valentia Telecommunications and eircom (as well as eircom Group on a subordinated basis) as the Guarantors and The Bank of New York as the Senior Subordinated Notes Trustee.

The Senior Subordinated Notes are general unsecured obligations of eircom Funding and mature on 15 August 2013, unless previously redeemed. The Senior Subordinated Notes bear interest at the rate of 8.25% payable in cash semi-annually in arrears on 15 February and 15 August in each year, commencing on 15 February 2004.

In February 2004, the Company received consents from the holders of a majority in principal amount of the Senior Notes and the Senior Subordinated Notes to amendments to the indentures, primarily in order to allow us greater flexibility in the payment of dividends following the Initial Public Offering. The amendments to the Senior Note and Senior Subordinated Notes indentures took effect upon completion of the Initial Public Offering. The Senior Notes and Senior Subordinated Notes are listed on the Irish Stock Exchange and the Luxembourg Stock Exchange.

For a description of the Senior Notes and Senior Subordinated Notes, see paragraph 24 of Part IX — “Additional Information — Material Contracts”.

Hedging

Prior to 31 March 2004, we terminated our old interest rate swaps and entered into new interest rate swaps of €500 millionL effective for a period of three years from 1 April 2004. The fees payable to terminate the old swaps were €24 millionL, which we funded out of the net proceeds we received from the Initial Public Offering.

Intercreditor deeds

Valentia Telecommunications entered into the Intercreditor Deed in connection with the Senior Credit Facility. The Intercreditor Deed is between, amongst others, Valentia Telecommunications, eircom Funding, and certain subsidiaries of Valentia Telecommunications, the senior creditors, the hedging banks, Bayerische Landesbank, eircom Group and Deutsche Bank AG London. The Intercreditor Deed regulates the ranking order of the debts owing to the finance parties under the Senior Credit Facility, the intragroup debts between the subsidiaries of Valentia Telecommunications, and the intragroup debts between Velentia Telecommunications and its subsidiaries and eircom Group. The Intercreditor Deed also regulates the ranking order of the security and provides for the order pursuant to which payments can be made in respect of the debts under the Senior Credit Facility and the intragroup debts. For more information, see Part IX — “Additional Information — Material contracts”.

Lease transactions

Irish sale and leaseback transactions

Irish Telecommunications Investments Limited, or ITI, entered into two sale and leaseback transactions, as lessor, in March 1999 and March 2000. The value of the assets acquired and then leased to a third party under these transactions was €180 millionL. ITI acquired the assets with funds borrowed indirectly through a commercial loan facility. Under defeasance agreements, the third party made payments to the defeasance agent, the same party as the lending bank, which undertook to make the rental payments and ITI consequently released the third party from its obligation to make rental payments to ITI. The Group has a right of set off over the defeasance payment and the loan. The loans were originally scheduled to be repaid by 31 March 2004, but the extension options contained in them have been exercised so that the lease agreements and loans now have primary terms of 16 years and the option of further terms of 19 years at nominal rents. Negotiations are continuing with the lending bank in relation to the scope and extent of the security to be provided by Eircable Limited and other Group companies for these loans. The lending bank’s solicitors have indicated that the lending bank will require ITI to grant assignments by way of security of the rights of

ITI under the defeasance agreements and charges over the bank accounts into which the sums due under the defeasance agreements are paid. The lease agreements and loans are subject to termination upon certain specified events. ITI and eircom have covenanted not to create any security interests over the equipment which is the subject of the leases save for such security as it may grant to the lessee over the equipment. The obligations of ITI under the transactions are guaranteed by eircom.

US equipment finance leases

We entered into five lease transactions between December 1995 and September 2000, which are scheduled to expire on various dates between December 2003 and February 2015 although two have already been terminated (see below). The equipment which is subject to these leases is necessary for eircom to operate its business and the key characteristics of these leases are as follows:

•	US bankruptcy remote trusts were established which used cash from investors and borrowed funds to purchase telecommunications equipment from eircom which was then leased back to eircom. The loans to the trusts are secured by security interests over the equipment, the lease rentals and other related assets, and the obligations of the trusts under the loans are generally limited to the secured collateral.

•	eircom remains responsible for all costs and expenses in relation to the equipment (including repair, maintenance and insurance) and provides full indemnities in relation to the equipment and the transaction. eircom is not permitted to create any security interests over the equipment.

•	The rental payment obligations of eircom under the leases have been economically defeased. Defeasance agents have agreed (in return for a payment from eircom), to pay the trusts the rental payments and the purchase price payable on exercise of the early buy out option (see below). The defeasance agents must be replaced if their credit rating falls below a specified level and such replacement may result in additional costs for eircom.

•	On an early termination (including following an event of default), eircom may lose the right to acquire the equipment and has an obligation to pay a termination sum. The amount of the termination sum varies depending on the cause of the termination and may be paid in part from any disposal sale proceeds. At any time that eircom’s credit rating is below a specified level (which currently it is) eircom is required to provide security for such potential termination payments. The security currently provided is in the form of letters of credit. The obligations of eircom under these letters of credit are guaranteed by Valentia Telecommunications. The nominal value of these letters of credit as of 31 March 2005 was less than €10 million. In addition, eircom may be required in certain circumstances to deposit an amount exceeding US$9.6 million as further security for such obligations but this deposit has not been required to date.

•	eircom has early buy out options in respect of the equipment on specified dates and also on the occurrence of certain events that otherwise would trigger a termination of the leases. These options were exercised on 15 January 2003 in relation to two of the leases. As a result, the security on equipment provided for these leases was released and title to the equipment automatically transferred to eircom on payment of the final instalment in December 2003. In relation to the other three leases, eircom is likely to exercise the early buy out options on the applicable option dates in 2008 and 2010. Failure to exercise the early buy out options could prejudice eircom’s ability to acquire title to the equipment and result in additional transaction costs.

The aggregate amount outstanding under all the continuing lease agreements as of 30 June 2005 is €136 millionL.

Lercie Limited, previously Eircell Limited, has entered into similar lease transactions. Following the demerger of the Group’s mobile business, in 2001:

•	the leased equipment is now used by the Vodafone Group, although Vodafone Group pays no rent;

•	Lercie Limited remains the lessee of record and the lease obligations of Lercie Limited are guaranteed by eircom;

•	certain operational covenants can only be performed by Vodafone Group;

•	eircom has to perform all of the other covenants, in particular the financial covenants, the requirement to put in place letters of credit and the obligation to make the termination payment. A lease default could trigger eircom’s termination payment obligation, and leave eircom unable to fulfil its obligation to transfer title to the equipment to Vodafone Group; and

•	it is anticipated that these arrangements will remain in place until these leases are assumed by Vodafone Group. However, Vodafone Group has previously disputed its obligation to assume the leases and there have been no communications with Vodafone Group in relation to this for over two years. It is not clear whether eircom could have any obligations under the indemnities it has given to Vodafone Group in relation to these leases.

Section 17 guarantees

Section 17 of the Irish Companies (Amendment) Act 1986 exempts a company from the obligation to file individual financial statements for any financial year so long as its liabilities at the year end are guaranteed by a parent undertaking. These guarantees are uncapped. eircom provides Section 17 guarantees for a large number of companies in the Group and also remains liable under Section 17 guarantees given for subsidiaries that we subsequently sold. The liabilities of all of the companies for which we have provided Section 17 guarantees at 31 March 2004 are included as liabilities in the audited balance sheets of eircom and Valentia Telecommunications. Guaranteed liabilities of subsidiaries we sold in earlier years are not included in these audited balance sheets, and do not exceed €40 million for the financial year ended 31 March 2005. In addition, intercompany payables are not included in the audited balance sheets as they are eliminated on consolidation.

Guaranteed liabilities relating to defeased leases described above in “Description of Indebtedness — Lease transactions” are also not included in the audited balance sheet at 31 March 2002, 31 March 2003 or 31 March 2004, as our lease obligations are fully defeased at the inception of the leases. The US equipment finance leases have been recognised on our balance sheet, together with an asset representing the amounts paid to the defeasance agent on 30 June 2005 in accordance with the requirements of IFRS.

Overdraft facilities

eircom and ITI have a number of overdraft facilities with Allied Irish Banks plc and The Governor and Company of the Bank of Ireland. The aggregate principal amount available to our Group from its overdraft facilities as of 30 June 2005 was approximately €21 millionQ.

2.2.3.3	Commitments

Contractual	obligations and commitments as at 30 June 2005

The following table sets out our unaudited contractual obligations and commitments as they fall due for payment as at 30 June 2005L.

	Within 1 Year €’m	Between 1 & 3 Years €’m	Between 3 & 5 Years €’m	After 5 Years €’m	Total €’m
	(unaudited)
As at 30 June 2005
Overdraft	—	—	—	—	—
Loans (1)	70	280	900	—	1,250
7.25% Senior Notes due 2013 (listed)	—	—	—	550	550
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	510	510
Preference Shares	29	58	58	15	160
Finance leases	10	58	57	11	136
Operating leases	26	47	38	118	229
Capital commitments (2)	35	—	—	—	35

	170	443	1,053	1,204	2,870

(1)	Debt issue costs of €40 millionL have also been capitalised, but have not been offset against long term and short term debt in the table above. Interest related to this debt is not included in the table above.
(2)	Capital commitments as at 30 June 2005 are sourced from management records.
(3)	Derivative financial instruments relating to interest rate element of hedges on the loans and notes of €26 million have not been included in the table above.
(4)	Pension commitments are not included in the table above.

eircom Group does not believe it has material funding requirements for its defined benefit pension schemes, and has therefore not included amounts for future benefit payments in the table above for any of the years presented.

For more information about our Contractual Obligations and Commitments, see “Description of Indebtedness” above. For information regarding pension commitments and long term and short term debt, see notes 28 and 17 to the consolidated financial statements of eircom Group contained in the Annual Report and Accounts for the year ended 31 March 2005.

Contingent liabilities

Allegations of anti-competitive practices

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against us seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. We submitted our defence on 26 January 2004. We intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 millionQ), failure to meet the plaintiffs’ alleged budgeted growth (€25 millionQ) and loss of revenue on the plaintiffs’ pricing (€5 millionQ). Even if the plaintiffs could establish a liability on our part under each of these headings, we do not believe that these figures represent damages which would be properly recoverable from us. The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and Esat Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights.

Claims by Smart Telecom

On 8 June 2005, Smart Telecom instituted proceedings against eircom in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnect agreement, and that eircom provides access to its network fully in accordance with its obligations, and intends to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under the headings wasted expenditure (€1.6 millionQ), delayed sales/lost customers (€3.8 millionQ per annum), and capitalisation of losses (€41.7 millionQ per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, eircom’s directors do not believe that these figures represent damages that would be properly recoverable from eircom.

Demerger of our mobile communications business

In connection with the demerger of Eircell in May 2001 and its subsequent acquisition by Vodafone Group, we indemnified Eircell and Vodafone Group against various matters, including for breaches of warranties given by us pursuant to our agreements with them. Notice of any breach of these warranties was required to be given by May 2003, except for taxation warranties, which, in most cases, must be given by the sixth anniversary of completion of the demerger. No notices of breach have been received to date. Our liability for a breach of the warranties is limited to €500 millionQ (with certain exceptions, e.g., with respect to stamp and capital duty taxes or fraudulent actions), subject to deductibles and other limitations set forth in our agreement with them. We also agreed to indemnify Eircell and Vodafone Group for various costs and liabilities.

Other

We gave customary corporate and tax warranties to Promedia GCV in connection with our exit from Golden Pages. The liability period for non-tax warranties has expired. Our liability under the tax indemnity and undertaking is generally capped at €10 millionQ, and notice of any breach must be given by 23 May 2009.

We gave customary tax warranties and indemnities to ntl Communications Corporation in connection with the disposal of our shareholding in Cablelink Limited. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006, and our liability is capped at approximately €500 millionQ.

Other than disclosed above, a number of other lawsuits or claims have arisen in the normal course of business. While any litigation has an element of uncertainty, we believe that there were no other contingent liabilities which would have a material adverse effect on the group’s financial position.

In the normal course of business, we have entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

Off balance sheet items

We have entered into a number of defeased lease transactions in connection with which we have prepaid the rental payments due over the life up front and in full. Under UK GAAP, as these lease obligations are fully defeased from the inception of the leases, the deposits and related lease obligations were not recognised as separate assets and liabilities of the Group. Accordingly, we recorded no asset for the deposit and showed no liability for the lease obligations in our combined and consolidated balance sheet. See “Lease transactions — US equipment finance leases” above. Under IFRS, we recognise a separate asset and liability in our consolidated balance sheet. The outstanding payments under these arrangements, net of interest, as of 31 March 2005 were €136 million.

2.2.3.4	Capitalisation and indebtednessL

As at 30 June 2005, the unaudited gross indebtedness of the Group (before capitalised debt issue costs) calculated in accordance with IFRS was €2.632 billion. €1.042 billion of this balance was non-current guaranteed but unsecured. €1.294 billion of debt was guaranteed and secured debt, of which €70 million was current debt and €1.224 billion was non-current debt. The current secured debt was €10 million and the non-current secured debt was €126 million. The current unsecured debt was €29 million and the non-current unsecured debt was €131 million. The Group’s unaudited net indebtedness position as at 30 June 2005 was €2.164 billion (€109 million current debt and €2.523 billion non-current debt) being the Group’s gross indebtedness of €2.632 billion offset by cash or cash equivalents of €468 million.

As at 30 June 2005, the IFRS total equity of the Group (excluding the profit and loss account reserve) was €334 million. This comprises called up equity and non-equity share capital of €81 million, share premium of €218 million and capital redemption reserves of €35 million.

The following table sets out the unaudited capitalisation and gross indebtedness (calculated in accordance with IFRS) of the Group as at 30 June 2005 L:

As at 30 June 2005 €’m
(unaudited)
Current debt:
— Guaranteed and secured (1)	70
— Secured (2)	10
— Unsecured (3)	29

Total current debt	109
Non-current debt
— Guaranteed and secured (1)	1,224
— Secured (2)	126
— Guaranteed and unsecured (1)	1,042
— Unsecured (3)	131

Total non-current debt (excluding current portion of long-term debt)	2,523

Total gross indebtedness (4)	2,632
Equity (excluding the profit and loss account reserve):
Equity share capital	81
Share premium account	218
Capital redemption reserve	35

Total equity	334

(1)	Senior Credit Facility

The Senior Credit Facility consists of a €1.4 billionQ credit facility, of which €1.25 billionL has been drawn down, which has the benefit of cross-guarantees by all the obligors under the terms of the Senior Credit Facility. The obligations of the obligors under the Senior Credit Facility and under the guarantee contained therein are currently secured by, amongst other things, a charge of the shares in eircom and ITI granted by Valentia Telecommunications and fixed and floating charges over the assets and undertakings (subject to some exceptions) of each of Valentia Telecommunications, eircom and ITI.

The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom. Valentia Telecommunications is the borrower of the €1.25 billionL term loan facility which is fully drawn and eircom is a borrower under the €150 millionQ revolving credit facility, which is currently undrawn.

The obligations of Valentia Telecommunications, eircom and ITI under the Senior Credit Facilities are cross-guaranteed by Valentia Telecommunications, eircom and ITI.

Valentia Telecommunications has granted a security interest over substantially all of its assets, including a fixed charge over, inter alia, all estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; securities; intellectual property; insurance proceeds; debts, revenue and claims; and bank accounts and a floating charge over all of its other undertakings and assets. In addition, Valentia Telecommunications has also charged the shares of eircom and ITI have been charged in favour of Deutsche Bank AG London as security agent for the creditors under the Senior Credit Facility.

eircom and ITI each has granted fixed and floating charges over, inter alia, substantially all of their assets, including mortgages and fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of its respective other undertakings and assets in favour of Deutsche Bank AG London as security agent for the creditors under the Senior Credit Facility.

Senior Notes and Senior Subordinated Notes

On 6 August 2003, Valentia Telecommunications issued €550 millionQ aggregate principal amount of 7.25% Senior Notes due 2013 (“Senior Notes”) and eircom Funding issued €285 millionQ aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 and $250 millionQ aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 (“Senior Subordinated Notes”). The Senior Notes and Senior Subordinated Notes are listed on the Irish Stock Exchange and the Luxembourg Stock Exchange.

There is a full and unconditional guarantee of all amounts of Senior Notes payable. This is a senior, unsecured obligation by eircom Group, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom.

Both Valentia Telecommunications and eircom have guaranteed all amounts payable in respect of all Senior Subordinated Notes. The Valentia Telecommunications guarantee is an unsecured, senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of Valentia Telecommunications, including the Senior Credit Facility and the Senior Notes, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of Valentia Telecommunications. The eircom guarantee of all amounts payable under the Senior Subordinated Notes is an unsecured senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom, including its obligation under the Senior Credit Facility, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of eircom. In addition, eircom Group has also guaranteed on a subordinated basis all amounts payable in respect of all Senior Subordinated Notes. The eircom Group guarantee is a general, unsecured subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Group.

In addition, the fair value of derivative financial instruments of €44 million is included in non-current guaranteed and secured debt.

(2)	Other current secured debt and non-current secured debt includes leases obligations of €10 million and €126 million respectively. These lease obligations are secured on the equipment and other related assets. Under the defeasance agreement in return for payments from eircom, the defeasance agents have agreed to make these payments on eircom’s behalf. The related amounts paid to the defeasance agents are included in other assets in the balance sheet at 30 June 2005.
(3)	Other current unsecured debt includes preference shares of €29 million. Other non-current unsecured debt includes preference shares of €131 million.
(4)	Debt issue costs of €40 million have also been capitalised, but have not been offset against current and non-current debt in the table above.

The following table sets out the unaudited net indebtedness (calculated in accordance with IFRS) of the Group as at 30 June 2005L:

As at 30 June 2005 €’m
(unaudited)
Cash and cash equivalents (1)	468

Liquidity	468

Current financial receivable
Current bank debt (2)	70
Other current debt	39

Current financial debt	109

Net current financial indebtedness
Non-current bank loans (2)	1,180
Other non-current debt (3)	301
Bonds issued (2)	1,042

Non-current financial indebtedness	2,523

Total gross indebtedness (2)	2,632

Net financial indebtedness(4)	2,164

(1)	Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.
(2)	Debt issue costs of €40 million have also been capitalised, but have not been offset against current and non-current debt in the table above.
(3)	Non-current debt includes the fair value of derivative financial instruments of €44 million.
(4)	The net financial indebtedness does not include the unaudited indirect indebtedness of the Group, which at 30 June 2005 amounts €0.5 million. Indirect indebtedness relates to debt in our associates of Beacon Integrated Solutions Limited, Altion TI Limited, Buy4Now Limited and TESL Limited.

Save as disclosed above and excluding intra-group indebtedness and guarantees, no member of the Group had at the close of business on 30 June 2005 any outstanding loan capital (including loan capital created but unissued), term loans or any other borrowings or indebtedness in the nature of borrowings, including indirect indebtedness, bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase commitments, obligations under finance leases, guarantees or other contingent liabilities.

Research and development

We did not spend any significant amounts on company sponsored research and development activities during each of the financial years ending 31 March 2005, 31 March 2004 and 31 March 2003 or the three months ended 30 June 2005.

2.2.3.5	Quantitative and qualitative disclosures about market risk

Interest rate market risk

Following the completion of the Initial Public Offering, we have available the Senior Credit Facility of €1.4 billionL. Our Senior Credit Facility replaced the previous senior credit facility of €1.4 billionL, of which €1.25 billionP had been drawn down. In the financial year ended 31 March 2004, we issued Senior Notes amounting to €550 millionL and Senior Subordinated Notes amounting to €510 millionL (€285 million aggregate principal amount of Senior Subordinated Notes and $250 millionL aggregate principal amount of Senior Subordinated Notes).

Borrowings under the Senior Credit Facility bear interest at a variable rate. As a result, interest rate changes generally will not affect the market value of this debt but will impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. The Senior Notes and Senior Subordinated Notes are fixed rate debt, the market value of which will change as interest rates change.

Since Valentia Telecommunications entered into new interest rate swaps following the closing of the Initial Public Offering, €500 millionL (or approximately 40%) of the €1.25 billionL amortising term loan facility under the Senior Credit Facility is covered by interest rate hedging arrangements. Assuming constant variables, including levels of indebtedness, a one percentage point increase in interest rates would have an estimated impact on our pre-tax earnings of approximately €7.5 millionL in a full year.

Currency sensitivity

We conduct our business primarily in Ireland and, therefore, our operating and investing cash flows are substantially denominated in euro. As of 30 June 2005, approximately 100% of our net assets were denominated in euro other than the Senior Subordinated Notes as discussed below. Limited foreign exchange risk arises in relation to some of our capital expenditure, as well as foreign exchange settlements with international third party telecommunications carriers.

Following completion of the offering of notes, we had $250 millionL in Senior Subordinated Notes that are denominated in dollars at 30 June 2005. We have hedged all of our payment obligations under the dollar denominated Senior Subordinated Notes into euro, thereby eliminating this foreign currency exposure.

Qualitative information about market risk

Treasury operating parameters and policies are established under formal authority. Treasury policy covers the areas of funding, currency and interest rate risk, counterparty risk and controls. The risk of counterparty default is controlled by restricting our dealings to entities which satisfy minimum credit rating criteria and by limiting the amount of credit exposure to any one entity. We consider the likelihood of significant counterparty failure to be remote. We use financial instruments, including fixed and variable rate debt and forward foreign exchange contracts, to finance operations for capital spending programmes and for general corporate purposes. Financial instruments, including derivative instruments, are used to hedge exposure to interest rate and foreign currency risks. We do not use derivative instruments for trading purposes.

We regard interest rate changes as our most significant market risk exposure. We manage this exposure to achieve an appropriate balance of fixed and variable rate funding. This is achieved through the mix of borrowings and the use of interest rate swap agreements. As of 30 June 2005, the proportion of our total borrowings that were at fixed interest rates was 71%. We expect to continue to maintain a minimum of 50% of our underlying debt at fixed interest rates.

The fair value of our interest rate swap agreements as of 30 June 2005 was a liability of €4 millionL. The weighted average interest rate on our total borrowings as of 30 June 2005 was 5.8%.

As at 30 June 2005, following completion of the offering of notes, we have $250 millionL in Senior Subordinated Notes that are denominated in dollars. We have hedged all of our payment obligations under the dollar denominated Senior Subordinated Notes into euro, thereby eliminating this foreign currency exposure. The fair value of our currency swap arrangements as of 30 June 2005 was a liability of €40 millionL.

2.3	Principal changes arising from the application of IFRS

The Group prepared its consolidated financial statements up to 31 March 2005 in accordance with UK GAAP. As part of the European Commissioners’ plan to develop a single European Capital market, the application of IFRS is mandatory for the consolidated financial statements of all European entities whose securities are listed on a regulated exchange in the EU and applies in respect of accounting periods commencing on or after 1 January 2005. The Group has adopted IFRS as its primary accounting basis for all reporting periods beginning on or after 1 January 2005.

The principal changes for the Group, arising from the change from UK GAAP to IFRS are set out below. Although the information below is based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, this may change.

Pension — IAS 19 Employee benefits

UK GAAP

The Group had used SSAP 24 “Accounting for Pension Costs” to account for employee benefits up to 31 March 2005. The regular cost of providing pensions was charged against profits over employees service lives with the Group using the projected unit method. Variations from this regular cost were allocated on a straight line basis over the average remaining service lives of current employees. Under FRS 7 “Fair Values in Acquisition Accounting”, pension surpluses arising on acquisition, as calculated under SSAP 24, were included at fair value at the acquisition date and amortised over the remaining service lives of current employees.

IFRS

Under IAS 19, the liabilities and costs associated with the Group’s defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on AA corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

The Group is electing to use the corridor approach which leaves some actuarial gains and losses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Impact

The IFRS impact on the 31 March 2005 income statement is negligible.

The balance sheet impact of the implementation of this standard is to recognise a retirement benefit asset of €190 million in the Group’s balance sheet at 31 March 2005. The pension asset recognised under UK GAAP, arising from a fair value exercise when the Group purchased eircom in November 2001, at 31 March 2005 was €162 millionL.

The Group’s unrecognised pension deficit under IAS 19 was €773 millionL at 31 March 2005.

Employee benefits — IFRS 2 Share-based payments

UK GAAP

In accordance with urgent issues task force abstract (“UITF”) 17 “Employee share schemes”, the Group recognised as a charge to the income statement the amount by which the value of shares at the date of granting share options to employees exceeds the value at which employees can exercise the options granted. These costs were normally recognised over the vesting period, except where the options were granted in recognition of past performance which were recognised at the time of the grant. The charge was included in operating costs in the income statement.

IFRS

In accordance with IFRS 2, the Group measured equity-settled share-based payment transactions at fair value through the income statement. Under IFRS 2, the Group opted to apply the standard only to options/awards outstanding as at 1 January 2005 that had been granted since 7 November 2002 (the effective date of IFRS 2) and not to early adopt the standard.

Impact

In accordance with IFRS 2, the Group has recognised a charge to income representing the fair value of outstanding employee share options/awards granted which were outstanding as at 1 January 2005 and had been granted since 7 November 2002. The fair value has been calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

The operating profit impact in the income statement for the year ended 31 March 2005 is a charge of €1 millionL. There is no net impact on the balance sheet at 31 March 2005.

Capitalised Interest — IAS 23 Borrowing costs

UK GAAP

Under UK GAAP, an entity may capitalise borrowing costs associated with financing property, plant and equipment acquisition or development. Group policy under UK GAAP was to expense all borrowing costs as incurred and thus the Group did not capitalise interest costs.

IFRS

IAS 23 allows, as an option, the capitalisation of interest costs that are directly attributable to the acquisition, construction or production of qualifying property, plant and equipment. The Group has opted to capitalise interest in relation to the construction of qualifying property, plant and equipment and has applied IAS 23 retrospectively in this regard.

Impact

The net impact on the 31 March 2005 income statement of capitalising interest under IFRS is a decrease in the interest charge of €7 millionL and an increase in depreciation of €4 millionL. The net effect on the balance sheet at 31 March 2005 is an increase in property, plant and equipment of €16 millionL.

Goodwill — IFRS 3 Business combinations

UK GAAP

Accounting for business combinations under UK GAAP is dealt with by FRS 6 “Acquisitions & Mergers” and FRS 7 “Fair values in Acquisition Accounting”. Under FRS 10, “Goodwill and Intangible Assets”, purchased goodwill and intangible assets were amortised to the income statement on a systematic basis over their useful economic lives where they are regarded as having a useful economic life. Under UK GAAP, there is a rebuttable presumption that the useful economic lives of purchased goodwill and intangible assets are limited to periods of 20 years or less. In accordance with UK GAAP, the goodwill arising from the purchase of subsidiary undertakings was capitalised and amortised on a straight line basis over its expected useful life.

IFRS

IFRS 3 prohibits the amortisation of purchased goodwill. The standard requires goodwill to be carried at cost. Impairment reviews are required to be performed on an annual basis and when there are indications that the carrying value may not be recoverable.

Impact

Under the transitional arrangements of IFRS 1, the Group has taken the option of applying IFRS 3 prospectively from the transition date to IFRS. The Group has chosen this option rather than to restate previous business combinations. The impact of IFRS 3 and associated transitional arrangements on the Group are as follows:

•	the accounting for all business combinations before 1 April 2004 is frozen at the transition date; and

•	goodwill is no longer amortised.

At 31 March 2004 and 31 March 2005 impairment reviews were performed on goodwill and no impairments resulted from these reviews.

The impact on the 31 March 2005 income statement under IFRS is a decrease in amortisation of goodwill of €38 millionL. The effect on the 31 March 2005 balance sheet is to increase the carrying value of goodwill by €38 millionL.

Connections Revenue — IAS 18 Revenue

UK GAAP

Under UK GAAP, the Group recognised revenue from up-front connection fees when the connection was performed.

IFRS

Under IFRS, the Group has adopted a policy whereby connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between three to six years.

Impact

The impact on the 31 March 2005 income statement of deferring connection fees under IFRS is to decrease revenue by €5 millionL. The effect on the 31 March 2005 balance sheet is an increase in deferred revenue of €25 millionL.

Indefeasible rights of use, or IRU — IAS 18 Revenue

UK GAAP

In the years ending 31 March 2000 and 31 March 2001, the Group entered into IRU contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under UK GAAP, revenue from the sale of IRU contracts was recognised at the time the contracts were signed. Expenditure on purchased IRU contracts was capitalised under property, plant and equipment and amortised over seven years in accordance with Group’s depreciation policy and the terms of the contract.

IFRS

The Group has applied IAS 18 and are accounting for IRU contracts in the following manner:

•	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

•	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight line basis as an expense over a seven year period.

Impact

The effect on the 31 March 2005 balance sheet, in respect of the sales contracts, is an increase of €23 millionL in deferred revenue. The effect on the 31 March 2005 balance sheet, in respect of the purchase contracts, is a reclassification of €5 millionL from property, plant and equipment to trade and other receivables. The impact on the 31 March 2005 income statement, in respect of the sales contracts, is an increase in revenue under IFRS of €1 millionL. The impact on the 31 March income statement, in respect of the purchase contracts, is a reclassification of €4 millionL from depreciation to operating costs.

Property valuation — IAS 16 Property, plant and equipment

UK GAAP

Under FRS 15 — “Tangible fixed assets”, non-specialised properties were valued at existing use value, specialised properties were valued at depreciated replacement cost and properties surplus to requirements were valued at open market value. Under this standard, the Group’s land and buildings are stated at valuation, the basis of which was depreciated replacement cost and existing use value, where appropriate.

IFRS

Under IAS 16, property, plant and equipment is recognised at either cost or fair value through regular revaluation. The Group has fair valued certain items of property, plant and equipment at the transition date. This required a net uplift in the valuation of properties and consequent increases in equity. In accordance with IFRS 1, where a revaluation is taken as deemed cost on transition date the revaluation reserve is transferred to retained earnings. The reserve does not represent a distributable reserve. The Group adopted the carrying value of all other property, plant and equipment under UK GAAP on the transition date as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted under IFRS 1. The Group will not revalue property, plant and equipment going forward.

Impact

The net impact on the 31 March 2005 balance sheet is an increase to property, plant and equipment of €7 millionL, a decrease in revaluation reserve by €87 millionL and an increase in retained earnings of €94 millionL. There is no material impact to depreciation in the 31 March 2005 income statement.

Software — IAS 38 Intangible assets

UK GAAP

Under UK GAAP, software development costs that are directly attributable to bringing a computer system or other computer-operated machinery into working condition for its intended use within the business are treated as part of the cost of the related hardware and capitalised under property, plant and equipment.

IFRS

Under IAS 38, when software is not an integral part of the related hardware, computer software is treated as an intangible asset. Certain software assets previously classified under property, plant and equipment have been reclassified under intangible assets in line with the requirements of IAS 38.

Impact

The impact on the 31 March 2005 balance sheet is a reclassification of €15 millionL from property, plant and equipment to intangible assets. There is no impact on the 31 March 2005 income statement.

Temporary income stream, or TIS, annuity scheme — IAS 19 Employee benefits

UK GAAP

The Group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or on an annuity to be paid out over a period of ten years. Under UK GAAP, the Group recorded a liability at the date that an employee elected to receive the annuity. The Group estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees offset by the fair value of the assets set aside to fund the payment stream at the balance sheet date.

IFRS

Under IFRS, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The annuity asset is recognised under current assets and non-current financial assets at fair value through income statement and the obligation is recognised gross under current and non-current liabilities, as applicable.

Impact

The effect on the 31 March 2005 balance sheet is an increase of €22 millionL and €50 millionL to current assets and non-current financial assets at fair value through the income statement respectively. In addition there is an increase of €53 millionL to non-current provisions for other liabilities and charges and an increase of €19 millionL to current provisions for other liabilities and charges. Under IFRS €6 millionL is reclassified from restructuring costs to interest expense, resulting in no net impact on the 31 March 2005 income statement.

Dividends payable — IAS 10 Events after the balance sheet date

UK GAAP

The Group accounted for dividends proposed by the directors relating to a given accounting period within that period, even if the shareholder approval of that dividend took place after the balance sheet date.

IFRS

Under IAS 10, proposed dividends do not meet the definition of a liability until the dividends are approved by the shareholders. Thus, proposed dividends have been reversed under IFRS.

Impact

The effect on the 31 March 2005 balance sheet of reversing the proposed dividend is a reduction in trade and other payables of €45 millionL. There is no impact on the 31 March 2005 income statement.

Deferred tax and current tax — IAS 12 Income taxes

UK GAAP

FRS 19 requires deferred tax to be accounted for on the basis of timing differences. Timing differences are differences between an entity’s taxable profits and its results as stated in the financial statements due to the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in financial statements.

IFRS

IAS 12 requires that deferred tax be accounted for on the basis of taxable or deductible temporary differences. Temporary differences are differences between the carrying value of an asset and liability in an entity’s balance sheet and the tax base of the asset and liability. Under IAS 12 deferred tax is charged directly to equity if the tax relates to items that are credited or charged directly to equity.

Impact

The impact is to increase the net deferred tax liability by €123 millionL under IFRS. The increase principally relates to the following:

(i) The fair value uplift on network plant and equipment arising on the acquisition of eircom gives rise to an additional deferred tax liability of €62 millionL at 31 March 2005.

(ii) The impact of providing deferred tax on the fair value of the land and buildings acquired as part of the acquisition of eircom and the subsequent revaluation of these assets in December 2003 gives rise to an additional deferred tax liability of €54 millionL at 31 March 2005.

(iii) In prior years the Group claimed rollover relief on chargeable gains arising from the disposal of assets. This gives rise to an additional deferred tax liability of €8 millionL at 31 March 2005.

These increases are partially offset by the net impact of increases and decreases in deferred tax arising as a result of the difference between the carrying value and the tax base of other assets or liabilities.

Leases – IAS 17 Leases

UK GAAP

Under UK GAAP, lease receivable balances and lease obligation balances for certain lease arrangements were netted on the balance sheet.

IFRS

Under IFRS, lease receivable balances and lease obligation balances for certain lease arrangements are shown gross on the balance sheet.

Impact

The impact on the 31 March 2005 balance sheet is to increase non-current assets by €118 million and to increase other current other assets by €9 millionL and to increase non-current lease obligations by €118 million and to increase current lease obligations by €9 millionL.

Cash flow – IAS 7 Cash flow statements

UK GAAP

Under UK GAAP, cash flows were presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and financing.

IFRS

Under IFRS, cash flows are required to be shown separately for three categories only, namely, operating, investing and financing.

Impact

Cash flows from taxation and returns on investment and servicing of finance shown under UK GAAP are included as operating activities under IFRS.

Part II

INDUSTRY

The industry market data presented in this part has been derived from our own estimates, as well as data published by ComReg and other third party sources and information publicly disclosed by our competitors. Unless otherwise indicated, all industry market data has been based on our internal estimates. Other relevant sources are indicated below. The non financial operating data included in this part have been extracted without material adjustment from our management records.

OVERVIEW OF IRISH TELECOMMUNICATIONS MARKET

In their quarterly reports, ComReg publish market revenues for the fixed-line market, and in their latest report covering the quarter from January to March 2005A, ComReg has adopted a revised categorisation of revenues and have re-stated fixed-line revenues for quarter one 2004 to quarter four 2004. Under the revised categorisation, the latest ComReg publication states fixed-line revenues for quarter one 2005 as €504 million and re-states quarter one 2004 revenues as €492 million, implying a 2.4% increase over a twelve month period. However, previously published quarterly revenues indicated annual decreases of about 4% for recent quarters compared to the same quarter of the prior year. We are in discussions with ComReg to understand the changes made. Pending resolution of these discussions, our view is that revenue in the fixed-line market is declining at approximately 2% per annum and that our share of the fixed-line market revenues continues to be about 79%, as it has been over recent years.

The ComReg Quarterly Reports indicate that annualised total fixed-line revenues fell from approximately 60%H of total telecom revenue in 2002 to approximately 50% in year ended March 2005A, primarily as a result of an increase in mobile revenues. We believe that the decline in the fixed-line market overall, as well as a decline in revenues in the fixed-line voice sector, has been caused by increasing competition, particularly from mobile operators. Although the effects of fixed-to-mobile substitution are difficult to quantify, we believe it has had a negative impact on growth in the fixed-line market and will continue to do so, as a growing number of customers not only place more calls from a mobile telephone instead of a fixed-line, but choose to forego having a fixed-line installed at home in favour of using a mobile phone. We believe that the fixed-line market will continue to slow or decline, and there may continue to be periods of flat or negative growth, making it more difficult for us to increase turnover or even leading to a decrease in turnover.

FIXED-LINE TELECOMMUNICATIONS MARKET

We believe that the rate of growth in the Irish fixed-line telecommunications market has slowed since 2002 and has declined in the financial year ended 31 March 2005, primarily as a result of the contraction in the voice segment of this market due to the substitution of mobile services and messaging services such as email for fixed-line voice services. We remain the largest provider in the fixed-line telecommunications market, with a market share of approximately 79%C throughout the three years ended 31 December 2004, based on turnover.

Based on turnover data for the fixed-line telecommunications market published by ComRegC and knowledge of eircom’s own revenues, we estimate that competitors hold approximately 21% of the fixed-line market. We compete with an extensive set of operators including BT Ireland, Smart Telecom, MCI, COLT, Cable & Wireless, Cinergi, Euphony, Tele2, IFA Telecom, along with the cable operators, ntl Communications (Ireland) Ltd and Chorus Communications Limited, and other broadband operators such as Digiweb and Irish broadband.

Providers of fixed-line telecommunications services typically derive turnover primarily from the sale to consumers of access to their network, tariffs charged for the carriage of voice and other communications on their network and from data-related services, including internet access and information technology services. They also charge other telecommunications providers for access to their network; for example, for the use of interconnect services that permit communication between and across different networks, including between fixed and mobile networks.

FIXED ACCESS

Fixed access consists mainly of PSTN lines, accompanied by an increasing number of more technologically advanced ISDN channels. According to ComReg, there were approximately 1.6 million

PSTN lines in Ireland as of 31 March 2005A. At that time we had approximately 0.4 million ISDN access channels. Of these ISDN channels, a little over half were provided over basic rate accesses that support two channels, a small number were provided over fractional rate accesses that support 16 to 29 channels and the balance were provided over primary rate accesses that support up to 30 channels.

We believe that other operators provide very low volumes of directly connected fixed-line access to residential customers, and that we are the only significant provider of these services. Other operators have built infrastructure into their business customers’ premises and have offered access services to these customers. ComReg publishes limited statistics for the overall number of fixed-line access channels and these are consistent with our belief on the extent of provision of fixed access by other operators. With the introduction of carrier pre selection single billing through WLR, which we first introduced on 2 June 2003 (with an enhanced version in March 2004), other operators have been promoting their ability to provide access using eircom’s network to residential and business customers.

FIXED VOICE

There are no comprehensive published statistics on total fixed voice minutes for the Irish market. However, based on our traffic volumes and our estimates of traffic carried by OAOs, we estimate that the total retail fixed voice market was approximately 10 billion minutes in the year ended 31 March 2005. We expect this market to remain stable and gradually decline due to customers substituting mobile telephone calls or data communications for fixed-line calls.

FIXED DATA

While we expect that data usage will continue to increase, we expect the total volume of dial-up data minutes will decline as customers migrate to broadband products, such as ADSL, and away from narrowband internet access and ISDN access. We believe data will increasingly be carried on an unmetered basis and data access will be offered as part of flat rate packages available over PSTN, ISDN, leased lines, ADSL and cable modem.

BROADBAND

Based on third party market research published by ComRegL, we believe that broadband has the potential to become a significant growth area in the market. In Ireland, the broadband market is served primarily by DSL, with other technologies such as cable or wireless reported by ComReg as serving about 16% of the broadband market. We introduced a new lower priced ADSL service with pricing and performance levels targeted both at the residential and business markets in April 2003. In April 2005, we doubled broadband entry-level speeds from 512K to 1MB at no extra cost to the consumer. In June 2005, we introduced the first time-based broadband product in the Irish market. As at 31 March 2005, we were providing retail ADSL service over approximately 97,000 lines and wholesale ADSL bitstream service over approximately 31,000 lines. Our near term objective is to increase the number of broadband connections in Ireland to 500,000 by 31 December 2007. As at 31 March 2005, the EU15 average for ADSL penetration was greater than 18% (ECTA DSL Scorecard July 2005) while the EU25 ADSL penetration was greater than 14% (ECTA DSL Scorecard July 2005).

MOBILE COMMUNICATIONS MARKET

Mobile communications services have been available in Ireland since 1985 and there are currently three GSM mobile operators, Vodafone Ireland, O2 Communications (Ireland) Limited and Meteor Mobile Communications Limited. The Irish mobile sector is currently dominated by two substantial players, Vodafone and O2, which have a combined subscribers share of 90% and represent €2 billionA of combined revenues per year. 3 Ireland, which was granted a 3G licence has also launched operations in Ireland in July 2005. According to quarterly data published by ComReg, penetration of mobile services has grown rapidly in recent years, from 41% of the population in Ireland at the end of December 1999K to 96% at 31 March 2005A. The number of mobile subscribers has grown from 1.65 million as of 31 March 2000 to 3.86 million as of 31 March 2005A.

It is expected that the mobile sector will continue to grow due to favourable demographics in terms of age and the fact that the Irish population is forecast to increase by approximately 1 million (over 25%)D over the next 15 years from 4 million currently. In addition, between now and the end of 2009, the Irish economy is expected to grow at an annual average GDP growth rate of 4.4% as compared to the EU average of 2.2%G. Furthermore, mobile ARPUs in Ireland are among the highest in Europe, being

€48 per month compared to the European average of €31C. The average post-paid proportion of Irish mobile operators’ subscriber base was around 25%A as of 31 March 2005.

We do not currently offer mobile communications services. However, during the recent high-growth phase of mobile services, we benefited from the growth of incremental, high-value fixed-to-mobile voice traffic and to a lesser extent from mobile-to-fixed traffic. There are indications that, despite the generally higher cost of making calls from mobile phones, some calls that would previously have been made from a fixed-line are being substituted for calls from a mobile phone, eroding the fixed-line call market and so reducing our fixed-line traffic for these call types. Accordingly, the mobile operators have become direct competitors for voice services.

Vodafone, O2 and 3 Ireland were awarded 3G, mobile radio spectrum licences in 2002. 3G mobile technology, where deployed, allows mobile operators to offer higher-rate data services to their subscribers via their mobile networks, in addition to voice services, increasing the competitive pressures on us. In February 2003, Vodafone announced the planned launch of trial 3G services from April 2003. Subsequently they announced the launch of commercial service for business customers from June 2004 and for consumers from November 2004. 3 Ireland announced in October 2003 that its network was live and that it was offering its key corporate partners access to its services in Dublin. The services currently include video mobile calling and a range of content. The network is being rolled out by BT Ireland under an outsourcing contract. 3 Ireland announced commercial launch of its service on 26 July 2005. O2 announced commencement of limited services among selected businesses and individual customers in December 2003 and has since reported that it had commenced limited trials of 3G services in mid 2004 with plans in place to bring commercial UMTS service to Ireland in mid 2005.

Under the NRF, on 22 February 2005, ComReg issued a decision that Vodafone and O2 were jointly dominant (under competition rules) in the market for wholesale access and call origination on public mobile telephone networks and designated each of them with SMP in that market. On 24 March 2005, ComReg issued a further decision imposing the following SMP obligations on Vodafone and O2: (i) an obligation to meet requests for and provide access, including, inter alia, in the form of national roaming, to other mobile operators; (ii) non-discrimination; and (iii) cost orientation and accounting separation. ComReg will allow the SMP operators a period of time in which to comply with the obligations of mandatory access on non-discriminatory terms through commercial negotiations in the first instance. Only if commercial negotiations fail or other circumstances warrant it, will ComReg direct SMP operators to implement supporting obligations relating to price control and cost orientation, including accounting separation and cost accounting.

Each of the decisions was appealed separately by Vodafone, O2 and Meteor to the Appeals Panel. If the decisions are upheld on appeal, they could lead to a significant increase in the number of service providers in the mobile market in Ireland.

On 29 July 2004, ComReg designated Vodafone, O2 and Meteor and 3 Ireland as having SMP in the market for wholesale voice call termination market on their own networks. 3 Ireland appealed the decision to the Appeals Panel in August 2004, and a determination is expected shortly.

CABLE LICENSED OPERATORS

There are a number of authorised cable operators in Ireland which, according to ComReg, have networks passing, in aggregate, more than one million households. ComReg estimated that as of 31 March 2005 there were approximately 550,000 Cable/MMDS subscribers to television services in IrelandA, approximately 30% of which had upgraded to more advanced digital services. Furthermore, ComReg estimated that over 1.25 million households are passed for Cable/MDDS, of which approximately 80%A of these households were passed for digital services. ComReg has also estimated that at the end of March 2005 there were approximately 11,900 cable modems operating in Ireland over upgraded digital cable networksA.

Two of these authorised cable operators, ntl Ireland and Chorus Communications Limited, provide voice services. ntl Ireland does so primarily for business customers by means of carrier pre-selection and over directly connected ISDN lines, and Chorus does so for both business and residential customers by means of carrier pre-selection. Chorus is now wholly owned by UnitedGlobalCom, Inc. ntl Ireland, which has recently been acquired by MS Irish Cable Holdings, will be sold to UnitedGlobalCom, Inc. once competition clearance is obtained.

Part III

INFORMATION ON THE BUSINESS

HISTORY AND DEVELOPMENT OF THE COMPANY

The Irish telecommunications market was opened to significant competition in December 1998, and eircom was listed on the Irish, London and New York stock exchanges in connection with its original initial public offering in July 1999. In May 2001, eircom completed the demerger of its mobile communications business Eircell, which was acquired by Vodafone Group, with eircom’s then shareholders receiving shares in Vodafone Group. In November 2001, the offer by Valentia Telecommunications to acquire all of the shares in eircom became unconditional. eircom was delisted from the Irish, London and New York stock exchanges in December 2001 and re-registered as a private company in February 2002.

Shortly before the acquisition of the entire share capital of eircom by Valentia Telecommunications, we had begun a transformation and restructuring programme to consolidate our operations around our core fixed-line business. As part of this restructuring, we exited several businesses. We also exited from our remaining 63% stake in Golden Pages, a directory services business, and our loss-making multimedia activities, including internet software and on-line content development. We also reduced our presence in the United Kingdom. See “Disposals and Discontinued Operations” below.

Beginning in July 2003, we engaged in a series of transactions whereby we reorganised our corporate structure, issued bonds, refinanced and discharged debt and funded a dividend. For further information, see Part I — “Financial Information and Operating and Financial Review relating to the Company — Recent Development — Reorganisation and Refinancing”.

In March 2004, eircom Group in an IPO, issued new ordinary shares and the eircom ESOT subscribed for new ordinary shares pursuant to the ESOT Ordinary Share Rights Issue. Simultaneously certain of our shareholders offered their ordinary shares (equating to more than 50% of the ordinary shares in eircom Group plc) to institutional and other sophisticated investors outside the United States and to qualified institutional buyers in the United States pursuant to an exemption from the registration requirements of the Securities Act. eircom Group’s shares were admitted to the Official Lists of each of the Irish Stock Exchange and the UK Listing Authority and to trading on the London Stock Exchange on 24 March 2004. We amended the terms of our Senior Notes and Senior Subordinated Notes primarily to provide greater flexibility to pay dividends to our shareholders and on 18 March 2004 we entered into the current Senior Credit Facility (of which €1.25 billionQ was drawn down) to refinance certain existing indebtedness and to pay certain fees, costs and expenses associated with the IPO (See Part IX — “Additional Information — Material contracts”).

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Company intends to raise approximately €423 millionQ by way of the Rights Issue. The proceeds of the Rights Issue will be used to finance the consideration for the Acquisition and the repayment of certain intercompany debt of Meteor. For more information on Meteor and the Acquisition, please refer to Part I — “Letter from the Chairman”, Part IV — “Information on Meteor”, Part V — “Principal Terms of the Acquisition Agreement”, and Part IX — “Additional Information” of the Circular, which has been incorporated by reference into this document.

The Directors believe that the Acquisition represents a significant opportunity for the Company, in line with its stated strategic objective of re-entering the Irish mobile sector, which has amongst the highest ARPUs in Europe as well as attractive demographics. The Acquisition is expected to enable the Company to effectively double its addressable market by value to approximately €4 billionAQ. Following the Acquisition, the Company will be the only provider of fixed-line, broadband and mobile communication services focused on the Irish market.

The Company has chosen to finance the Acquisition through the proceeds of the Rights Issue to strengthen the balance sheet based on an assessment of the Company’s cash requirements for investment and working capital, scheduled debt repayments, further investment in Meteor, and further development opportunities in the mobile sector.

The Rights Issue is conditional, amongst other things, on Shareholders approving the Acquisition and the Acquisition Agreement not having been terminated (and no termination rights existing under it having arisen) before Admission. After Admission, the Rights Issue will proceed even if the Acquisition does not. In these circumstances, the Directors will consider whether to keep some or all of the net Rights Issue proceeds to fund an alternative mobile re-entry strategy or whether to return some or all of such proceeds to Shareholders. In considering how any such proceeds might be returned to Shareholders, the Directors will take into account, amongst other things, the tax implications for Shareholders.

Prior to Admission, the Underwriters may terminate the Underwriting Agreement in certain circumstances. If this occurs, the Rights Issue will not proceed and the Acquisition cannot be completed.

Pending completion of the Acquisition or failing which a decision by the Directors to return some or all of the proceeds to Shareholders, the proceeds of the Rights Issue will be held by the Company and placed in an interest-bearing account.

eircom BUSINESS

We are the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, we had a market share throughout the three years ended 31 December 2004 of approximately 79%C of the Irish fixed-line market, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. We are also the leading internet service provider, or ISP, in IrelandL with approximately 602,000 customers as of 31 March 2005. As of 31 March 2005, we had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. As of 31 March 2005, approximately 128,000 PSTN lines that were enabled for simultaneous support of PSTN and ADSL bitstream, permitting simultaneous, high-speed transmission of voice and data over our network, had been taken up by retail and wholesale customers. We had turnover of approximately €1.6 billionP in the financial year ended 31 March 2005 and total fixed and current assets of approximately €3.5 billionP as of 31 March 2005.

We offer residential and business customers a wide range of retail services and products, including:

•	fixed-line voice services, including PSTN and ISDN access; local, national and international voice services; advanced voice services; customer premises equipment sales; public payphones; sale and monitoring of domestic alarm systems and directory enquiries; and

•	fixed-line data services, including domestic and international data transmission services, such as ADSL; leased lines and advanced data packet based services, including ATM, frame relay and IP services; managed data networking services; hosting and internet access and related information technology services.

We also offer OAOs wholesale services and products, including:

•	interconnect services; leased lines; partial private circuits; access to our local connection network via unbundled local loops; and ADSL bitstream access, which supports broadband access;

•	carrier pre-selection, which permits customers to select another authorised operator as the default carrier for some or all calls, and enhancements to carrier pre-selection, including carrier pre-selection single billing through WLR, carrier pre-selection agency re-billing and carrier pre-selection single billing through WLR ancillary services, which enable OAOs to provide a fuller range of services;

•	Geographic and non-geographic number portability allows customers to keep their telephone numbers regardless of the authorised operator they choose; and

•	FRIACO, allowing OAOs to offer bundled or unmetered internet access.

CAPITAL EXPENDITURE

During the financial year ended 31 March 2005, we had cash outflows relating to capital expenditure on plant, equipment and property of €194 millionP net of grants of €nil millionP. This capital expenditure was used primarily to grow and renew our existing network in order to improve our service and meet customer demand. In the financial years ended 31 March 2004 and 2003, we had cash outflows relating to capital expenditure of €208 millionP, net of grants of €1 millionP and €197 millionP net of grants of €nil millionP, respectively, which were used primarily to grow and renew our fixed-line network. Over the next few years, we expect to continue to pursue a focused and disciplined capital expenditure programme, and to maintain levels of capital expenditure on our operations broadly in line with current levels. As technology develops, we will review the opportunities to invest in new technology to improve services and reduce costs. We intend carrying out a comprehensive, technical and commercial review of our network and consider the investment requirements of a next generation network. We plan to continue to use this capital expenditure primarily to grow and renew our existing network in order to improve our services and meet customer demand. However, regulatory requirements or technical innovations implemented by our competitors may require us to increase our capital expenditure. In addition, with the funds realised from the sale of property additional capital expenditure will be committed in the future to property improvements.

We expect to fund our current capital expenditure requirements from internally generated funds and through existing financing arrangements (including the Senior Credit Facility).

We are reviewing the mobile opportunities offered by a 3G network and considering whether to tender for a licence to provide 3G mobile communications services in Ireland. If we decide to tender, the application must be filed with ComReg by 9 September 2005. ComReg has stated that it expects to announce the results on 28 October 2005.Q If we decide to tender for a licence and are successful, the Directors believe that we would have sufficient resources to pay the licensing fees and fund the rollout of a 3G network in accordance with the requirements of the licence application.

OUR STRENGTHS

We believe we have a number of strengths, including the following:

We are the leading provider of fixed-line telecommunications services in Ireland with strong brand recognition eircom is the recognised name for fixed-line telecommunications services in Ireland. Despite the opening of the Irish fixed-line telecommunications market to full competition in 1998, which led to an initial decline in both our market share and turnover, we have largely been able to defend our market share. According to quarterly data published by ComReg, throughout the four year period ended 31 December 2004, we had a market share of approximately 79%C, based on turnover.

We have the most extensive network infrastructure in Ireland, and are the principal provider of wholesale services to OAOs

We believe that our access network reaches approximately 99% of the population in Ireland. Our position in the wholesale market derives from the extent of our network. Our fixed-line retail competitors rely heavily on our network, which gives us a strong position to market fixed-line wholesale and network services to other domestic and international authorised operators. Our position in the wholesale market provides us with an opportunity to retain the wholesale component of any business lost to competitors at the retail level.

We are a leading integrated communications provider of voice, data and internet services with the network to offer broadband and other value added services

Our network enables us to provide customers with a wide range of integrated communications services, including voice and narrowband and broadband data traffic services. We are the principal provider of data services in Ireland and continue to strengthen our data services capabilities. Data traffic services are an important source of turnover and we believe that they will become increasingly important in future years.

For the financial years ended 31 March 2005, 31 March 2004 and 31 March 2003, we carried approximately 4.9 billion, 5.9 billion and 5.3 billion dial up data minutes, respectively, for our retail customers. We are the leading internet service provider, or ISP, in Ireland, through eircom.net and Indigo, with approximately 602,000 customers as of 31 March 2005.

We offer a portfolio of advanced data services, including Business IP+, ATM, and frame relay, which allow multi-site customers to share data services among different sites.

In April 2003, we launched our new low cost retail ADSL service, which has generated increased customer demand. On 1 March 2004, we restructured both our retail and wholesale broadband product portfolios and introduced new retail and wholesale products priced below our previous entry level offerings. We continued to promote ADSL with our “Summer Surf” campaign which ran from 1 June 2004 and ended on 30 September 2004 and to stimulate market demand both with new products and with promotional offers. From September 2004 through March 2005, we ran our free trial promotion allowing potential customers to trial our ADSL offerings for two months free of charge with no obligation to continue at the end of the trial period. Total ADSL and bitstream lines at 31 March 2005 were approximately 128,000. A further promotional campaign including two months free rental was launched on 18 April 2005 and completed on 14 July 2005.

On 16 June 2005 we announced the introduction of a “time-based” broadband product which was subsequently launched on 7 July 2005. The product is aimed at lighter internet users who have yet to experience broadband. In addition, in order to stimulate traffic and protect our turnover, we are continuing to introduce and promote new retail services and products including new calls and access bundles, digital enhanced cordless technology, or DECT, phones, SMS, call management services, business IP services, WiFi and tiered flat rate internet access. We are also continuing to introduce and promote new wholesale services and products, including ADSL bitstream access to support broadband services.

Our business generates strong cash flows

Our business is strongly cash generative, with group EBITDA from continuing operations of €532 millionP in the financial year ended 31 March 2005, €562 millionP in the financial year ended 31 March 2004 and €522 millionP in the financial year ended 31 March 2003. We have maintained our cash flows against competitive and regulatory pressures by increasing operational efficiencies and reducing costs through a group-wide restructuring programme. Going forward, we plan to maintain our current cash flow levels by continuing to exercise strict cost controls and reducing headcount. In addition, while historically we have invested heavily in our core network, we have reduced capital expenditure in recent years, primarily as a result of better efficiency in our network expenditure, the exiting of our mobile communications business and the exiting or curtailing of our business activities in other non-core areas. Over the next few years, we anticipate that capital expenditure on operations will be broadly in line with current levels.

We have a strong management team

Our strong management team has extensive experience operating in the telecommunications industry as well as other industries, including technology and media, financial services and airlines. See Part IV — “Directors and Senior Management” for more information about the experience of our management team. The management team has demonstrated its skill in such areas as reducing costs and increasing efficiencies across our business, defending market position, rolling out new commercial offerings such as ADSL and working effectively with ComReg. Our management team also has sophisticated commercial and financial expertise gained through completing a number of complex transactions, including our exits from our mobile communications business, Eircell, and our directory services business, Golden Pages, the acquisition of the entire share capital of eircom by Valentia Telecommunications and our reorganisation and refinancing and the admission in March 2004 of eircom Group plc’s ordinary shares to the official list of the Irish Stock Exchange and of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange described in “History and Development of the Company” above.

GROUP STRATEGY

Our goal is the creation of shareholder value by maintaining our market leadership in the fixed-line market and capturing value in the mobile market, while positioning eircom to best capture any new opportunities that may be available as these markets converge. We will work to provide our customers with a full range of telecommunications services in both the fixed and the mobile markets. The key elements of our strategy are:

Maintain leadership in the fixed-line market

We aim to maintain our leadership in the fixed-line market by:

•	maintaining strong brand recognition to retain customer loyalty. We will continue to build and develop our brand and our proposition to both retain existing customers and to win back customers we lose to competitors;

•	highlighting the affordability, capacity, quality and reliability of fixed-line services and the benefits they bring to the home and to businesses;

•	growing the Irish broadband sector and maintaining our leadership position in this sector; and

•	investing in the network. Our fixed-line network investment programme is focussed on improving service levels, delivering efficiencies, providing broadband and securing the platform for future growth opportunities in the data area. We intend to carry out a comprehensive, technical and commercial review of our network and consider the investment requirements of a next generation network.

Capture value in the mobile market

We will work to create maximum value from the acquisition of the Meteor Group by consolidating their existing business and focusing on growing it into the future. We will do this by:

•	consolidating existing customer base through appropriate retention programs and improved promotion campaigns;

•	developing Meteor’s value proposition to appeal to higher spend customers with lower propensity to churn, especially into the post-paid and business segments;

•	using eircom’s skills and expertise where appropriate to develop Meteor’s mobile opportunities; and

•	investing in the network. We will invest in the Meteor network to ensure the coverage, product range and quality of services that Meteor’s existing and new mobile customers expect.

We recognise the eventual cost and content advantages of 3G to the Enlarged Group and our intention is to seek to obtain access to the 3G spectrum in due course in the most commercially attractive way such that we can provide 3G services as and when required by subscribers.

If the Acquisition does not complete, the Directors will consider alternative mobile re-entry strategies.

Position eircom for convergence opportunities

We will continue to evaluate new technologies such as converged fixed-mobile handsets and home gateways, and explore how these can be used to meet our customers needs. By growing our mobile activity we will ensure that eircom is best positioned as these technologies evolve so that we can both defend and grow our business into the future.

Enhance cash flow

We will continue to focus on improving underlying cash generation in our operations by further reducing our operating costs in our fixed-line business through further reductions in headcount and maintaining control of our expenditure through a disciplined investment programme.

Reduce debt

We will continue to reduce our levels of indebtedness over time to support our ability to pay dividends to our shareholders and achieve investment grade status for the Group in the medium to long term.

PRODUCTS AND SERVICES

We provide products and services on a retail basis to residential and business customers in Ireland and on a wholesale basis to OAOs. For a breakdown of total revenues by category of activity for each of the last three financial years, see Part I — “Financial Information and Operating and Financial Review relating to the Company”.

The principal retail and wholesale products and services that we offer are:

Retail	Wholesale

•        PSTN, ISDN and ADSL access (rental and connections)

•        PSTN and ISDN traffic (voice and data), including:

•        basic voice traffic

•        advanced voice services such as:

•        freefone

•        cost-shared and premium rate services

•        virtual private networks

•        eircom Teleconferencing

•        eircom Chargecard

•        fixed-line SMS

•        internet services, including retail tiered flat-rate internet access

•        data communications, including:

•        national and international leased lines

•        IP services

•        switched data services, such as

•        frame relay

•        ATM

•        packet switching

•        ISP and managed data networking services

•        hosting

•        Wi-Fi services

•        ADSL bitstream

•        interconnect

•        domestic interconnect services

•        international interconnect services

•        wholesale leased lines and partial private circuits

•        unbundled local loops

•        flat rate internet access call origination

•        geographic and non-geographic number portability

•        carrier pre-selection and carrier pre-selection enhancements, including:

•        carrier pre-selection single billing through WLR

•        carrier pre-selection agency re-billing

•        fixed-line SMS

•        other services, including:

•        narrowband access

•        mast access

•        signalling connect control point

•        value-Added Services:

•        eircom phone services

•        customer-focused content packages

•        consumer devices

•        other services, including:

•        customer premises equipment

•        public payphones

•        operator services

•        supply and monitoring of alarm systems

Retail products and services

PSTN, ISDN and ADSL access (rental and connections)

We provide the majority of our residential and business customers in Ireland with access services through copper wires that connect the customer’s premises to the nearest exchange in our network. A small number of our business customers are provided access services through fibre optic cables. Our turnover from access services is derived from monthly line rental fees and connection charges.

We provide access through PSTN, ISDN and ADSL lines. Each PSTN telephone line provides a single access channel and is connected to our fixed-line network through our local digital exchanges. Each ISDN line provides up to 30 channels over a single physical connection. We offer two levels of ISDN service: basic rate access, which is provided over our copper access loop, consists of two access channels and is mainly used by residential customers and small businesses; and primary full or fractional rate access, which is provided over a fibre or radio connection, consists of between 16 and 30 access channels and is primarily used by larger businesses. As of 31 March 2005, we had approximately 1.5 million active PSTN lines, approximately 0.4 million ISDN channels and approximately 97,000 ADSL lines used by our retail customers.

The following table shows selected information relating to our PSTN, ISDN and ADSL channels as of the dates indicated:

	As at 31 March 2003 (in thousands)	As at 31 March 2004 (in thousands)	As at 31 March 2005 (in thousands)
	(unaudited)
Retail access channels
PSTN access lines (1)	1,586	1,578	1,491
ISDN access channels (2)	328	360	361

Total retail access channels	1,914	1,938	1,852

ADSL	3	31	97

(1)	Based on number of PSTN access lines in service, excluding payphones.

(2)	Includes basic rate, primary and fractional rate ISDN lines. A basic rate ISDN line provides two access channels and a primary rate ISDN line provides 30 access channels. The fractional primary rate ISDN lines that eircom offers provide between 16 and 29 access channels. For reporting purposes, we count one fractional rate access as 16 channels.

While the number of PSTN/IDSN channels provided through its retail business reduced from 1.938 million to 1.852 million in the year ending 31 March 2005, the overall number of PSTN/IDSN channels provided by eircom increased from 1.959 million to 1.988 million when account is taken of the take-up of approximately 120,000 WLR lines by other operators during the year. We believe that demand for ISDN access will slow in the future as data growth is increasingly served by other new data services; for example, as we encourage data users to migrate to ADSL. We will continue to promote ISDN access as an upgrade to PSTN, as a two-line voice/data service. We expect that PSTN access volumes in the future will be flat or decline slightly, due to migration to ISDN and as a result of voice traffic being carried on mobile lines.

PSTN and ISDN traffic (voice and data)

We offer local, national, fixed-to-mobile, international and advanced voice services to residential and business customers throughout Ireland at tariffs that vary depending on a number of factors, including the duration of the call, the distance between the points of origin and destination, the time of day and the day of the week the call is made and any discount package selected by the customer. In addition, traffic market share figures published in ComReg’s quarterly market reports have not provided volume market shares for voice or data minutes on a consistent or up to date basis. We continue to operate a model to estimate market share including inputs for (i) our retail volumes, (ii) minutes provided by OAOs through CPS, CA and CS and (iii) minutes provided by OAOs through direct connection. We estimate based on our internal traffic analysis system, that our share of the fixed-line traffic market was approximately 76% for the full month of March 2004 and had declined to approximately 71% for the full month of March 2005.

The following table shows selected information relating to our fixed-line voice traffic for the periods indicated:

	Financial Year Ended 31 March 2003 (in millions)	Financial Year Ended 31 March 2004 (in millions)	Financial Year Ended 31 March 2005 (in millions)
Basic voice traffic minutes
Domestic
Local (1)(10)	4,013	3,642	3,203
National (2)	1,297	1,136	1,019
Fixed-to-mobile (3)	1,226	1,241	1,174
International (4)	593	533	478

Total basic voice traffic	7,129	6,552	5,874

Advanced voice traffic minutes
Freefone traffic (5)	288	323	276
Virtual private networks (6)	239	288	323
Premium rate services (7)	28	23	23
Other advanced voice services	98	79	55

Total advanced voice traffic	653	713	677

Total voice traffic (8)(9)	7,782	7,265	6,551

(1)	Includes calls originating on our network and terminating within the same telecommunications area, as well as calls to Northern Ireland from neighbouring Irish telephone zones.

(2)	Includes traffic to other networks and calls to Northern Ireland that do not originate from neighbouring telephone zones in Ireland.

(3)	Includes all calls originating on our network to a domestic mobile network. Due to roaming arrangements, these calls may ultimately terminate on a mobile network anywhere in the world.

(4)	Includes outgoing calls to all countries outside of Ireland and Northern Ireland, including calls to international mobile networks and calls placed by customers of other service operators which are routed through our international network.

(5)	Includes national and international Freefone traffic and traffic from Callsave and LoCall, our cost-shared products.

(6)	Includes domestic and international virtual private network voice traffic.

(7)	Includes calls charged at higher-than-standard telephone rates, a portion of which is remitted to a third party provider of information over the telephone.

(8)	Does not include SMS traffic.

(9)	Included in total voice traffic minutes are wholesale minutes which represent less than 1.5% of total voice minutes.

(10)	A portion of local voice minutes were reclassified as PSTN data minutes in the financial year ended 31 March 2004.

Basic voice traffic.    We provide comprehensive national calling services to residential and business customers throughout Ireland, as well as a full range of outgoing international fixed-line calling services.

Since the market was fully opened to competition in December 1998, we have faced a marked increase in competition in the consumer and corporate traffic market. We have introduced a number of measures, including discount programmes and direct marketing, designed to defend our traffic market share. We expect that our traffic levels will continue to decline as competitors increase their market share and fixed-to-mobile substitution increases.

Although we expect continuing price pressure, we seek to stimulate traffic demand by offering call management services, including voicemail, call forwarding, three-way calling and teleconferencing. We have introduced a charge for call management services, which took effect in July 2000, and have increased these rates in April 2002, in March 2003 and again in February 2004. We have experienced significant growth in the volume of our call management services in recent years and, with approximately 552,600 customers now using call answering, our call completion rate was approximately 74% for the year ended 31 March 2005 compared to 73% for the year ended 31 March 2004 and 71% for the year ended March 2003.

Advanced voice services.    We offer a wide range of advanced voice services, including Freefone, cost-shared and premium rate numbers, virtual private networks, eircom chargecard and SMS.

Freefone, cost-shared and premium rate services.    We offer a range of services to meet the needs of the growing telemarketing sector in Ireland. Our current portfolio of telemarketing services includes:

•	national Freefone, our domestic Freefone service;

•	international Freefone, which enables a Freefone number to be dialled to or from certain countries abroad;

•	universal Freefone, which allows the same Freefone number to be dialled in Ireland and from certain countries abroad;

•	cost-shared services, such as Callsave and LoCall, where both callers and call recipients share the charge for the call; and

•	premium rate services, which charge the caller a rate higher than the standard telephone rate, a portion of which is passed to the information provider for information received by telephone.

We experience particularly strong competition in the market for Freefone, cost-shared and premium rate services, and have seen significant displacement of fixed-line premium rate services to SMS premium services over mobile, and a movement to lower value codes in fixed-line premium rate services.

Virtual private networks.    Virtual private networks are designed to provide high usage, multi site customers with a feature rich, cost effective method of linking all their locations together over public networks (PSTN and ISDN). A virtual private network can include both national and international locations. Although primarily a voice solution, virtual private networks also support ISDN applications, such as data transfer and video conferencing. For further information on the dedicated data services offered, please see the data communications section below. Virtual private networks provide our corporate customers with many of the features of private exchanges, including desk-to-desk dialling and call forwarding. Virtual private networks are attractive to customers because they are carried on the public telephone network and do not require dedicated lines. Consequently, they can be a cost-effective alternative to private exchanges operating over leased lines.

We charge for our virtual private network services on the basis of site, line and traffic charges, in addition to an initial network configuration charge. Traffic charges for virtual private network services are among the lowest of the telephone rates we offer.

eircom Teleconference.    eircom Teleconference allows our customers to bring large or small groups of people together on one telephone call. The service is accessed by dialling a dedicated eircom Teleconference access number and entering personal PIN codes to activate the call. The benefits of eircom Teleconference include cost savings realised through reduced travel expenses and more effective use of time, in addition to reducing the stress and frustration caused by constant business travel. eircom Teleconference calls can be booked in advance or accessed on demand, and may be hosted by an operator on request.

eircom Chargecard.    eircom Chargecard allows a customer to make calls from many locations around the world and have the cost of the calls billed to a telephone account or credit card in Ireland. The service is accessed by dialling the appropriate eircom direct code and keying in a security number. eircom Chargecard can be used in more than 40 countries, including the United Kingdom and the United States.

Fixed-line short messaging service.    In addition to these voice services, we also offer our fixed-line short messaging service, or SMS. SMS enables us to provide a text-messaging facility between fixed and mobile networks. We anticipate growing demand for this service in light of the rapid growth in the mobile text messaging market and as phones with SMS capability are adopted for fixed-line use. To develop this business we launched an SMS-enabled DECT phone at the end of June 2002. As at 31 March 2005, we estimate that customers have purchased and/or rented approximately 309,000 SMS enabled DECT phones from us and other vendors.

Internet services.    We are the leading ISP, in the Irish market for narrowband, or dial-up, internet access, through our ISPs, eircom.net and Indigo. Our retail customers access our ISPs or those of other providers through:

•	PSTN access through “1891” prefix numbers for which customers use their PSTN lines to access the internet and pay reduced local call per minute rates, plus a monthly subscription fee;

•	PSTN Freeserve access, through geographic or “1892” prefix numbers for which customers use their PSTN lines to access the internet and pay per minute rates broadly equivalent to local call rates and no subscription charge; and

•	ISDN “1891” and “1892” access, for which customers use a higher speed ISDN access channel to access the internet.

Our customers are also able to use ISDN access channels to send and receive data directly.

Following the introduction of our wholesale FRIACO service, which allows ISPs to offer flat-rate internet access, we introduced bundled or tiered services under the “1893” access code that include a specified number of hours of usage per month for a fixed monthly payment. We launched our retail tiered flat-rate service on 4 September 2003. At 31 March 2005, we had a base of over 82,000 flat-rate customers. We are developing our product portfolio with a view to migrating customers from dial-up narrowband services to tiered flat-rate services and broadband ADSL services. While we expect this strategy to increase our revenue from data communications, it has resulted in a reduction in the growth in narrowband internet access minutes and revenues as customers migrate to flat rate and ADSL services. Our ADSL services are described under “PSTN, ISDN and ADSL Access — Rental and connections” above.

The following table shows selected information relating to our narrowband data traffic for the periods indicated:

	Financial Year Ended 31 March 2003 (in millions)	Financial Year Ended 31 March 2004 (in millions)	Financial Year Ended 31 March 2005 (in millions)
PSTN minutes
“1891” internet access	1,101	813	536
Freeserve access (including geographic and “1892”)(1)(3)	2,458	2,941	2,353
“1893” FRIACO	—	266	811
ISDN(2)	1,752	1,870	1,352

Total narrowband data minutes	5,311	5,890	5,052

(1)	Freeserve access to ISPs has been based on ordinary dial-up access, commonly referred to as geographic access, since it typically involves local call dialling. With the introduction of a new dedicated ISP access coded “1892” in January 2003, ISPs have migrated much of their traffic to these numbers.

(2)	ISDN data minutes includes “1891” and “1892” internet access, as well as direct data transmission, over ISDN access channels.

(3)	A portion of local voice minutes were reclassified as PSTN data minutes in the financial year ended 31 March 2004.

ADSL

We launched our broadband products in May 2002 and currently have an extensive range of broadband services, targeted at residential and business customers. At present, we provide six fixed-line ADSL services, two of which are aimed at the residential market with the remaining three targeted at the business market. All of our DSL fixed-line packages are based on Rate-adaptive ADSL or ADSL technology. ADSL is called asymmetric because a greater bandwidth is provided for the downstream transmission of data from the server to the client, compared to the return direction. Rate-adaptive ADSL is an ADSL technology that automatically determines the maximum rate at which signals can be transmitted on a given customer phone line and adjusts the delivery rate accordingly. The table below summarises our current fixed-line broadband offerings, as of 1 August 2005. This summary table includes the recent upgrading of download speeds as mentioned below:

Product Name	Download speed	Upload speed	Monthly Download allowance	Contention Ratio	Monthly rental
Home Starter	1Mb/s	128Kb/s	8Gb	48:1	€33.05(2)
Home Plus	2Mb/s	128Kb/s	16Gb	24:1	€45.00(2)
Business Starter	2Mb/s	128Kb/s	20Gb	24:1	€45.00(2)
Business Plus	3Mb/s	256Kb/s	40Gb	24:1	€89.00(2)
Business Enhanced	4Mb/s	256/Kb/s	Unlimited	24:1	€169.00(2)
Time	1Mb/s	128Kb/s	20 hours usage	48:1	€20.65(2)

(1)	All the above products use rate adaptive ADSL.

(2)	Excluding VAT, currently chargeable at 21%.

We have been developing the market through a continuous series of promotional offers combined with strong sales and marketing activities:

•	In April 2003, we launched eircom broadband Starter, a new, lower priced “rate-adaptive” ADSL service with pricing and performance levels (256-512 Kb/s download) targeted at both the residential and business markets, where previously only a business oriented product was available. In early October 2003, we launched a three month promotion to further stimulate broadband sales which provided either free connection on self installation, a free modem and free rental for the first month or connection at the full price, a free modem and 12 months rental at €35 per month (excluding VAT). This promotion was extended for two months until the end of February 2004.

•	On 1 March 2004, we reduced the price of broadband to our customers by approximately 26.6% with the introduction of “eircom broadband home starter” which is broadly equivalent to our previous broadband starter product but was offered at a lower price. We also revised the packages we offered to both business and residential customers.

•	A new broadband promotion known as “Summer Surf” was launched in late May 2004, to run from 1 June 2004 until the end of August 2004 offering free connection, free router (or reduced price wireless router) and free monthly subscription until the end date of the promotion period.

•	From September 2004 to the end of March 2005, we ran our free trial promotion allowing potential customers to trial our ADSL offerings for two months free of charge with no obligation to continue at the end of the trial period. Since January 2005, we have included a free wireless modem in the trial offer.

•	In April 2005, the free trial promotion was superseded by a new promotion offering two months free rental, free connection and a free wireless modem, subject to a minimum six month contract. This promotion ended on 3 June 2005.

•	From 1 April 2005, we increased the speed of broadband downstream access for all the broadband fixed-line products. Our entry level product, eircom broadband home starter doubled in speed from 512Kb/s to 1Mb/s, Home Plus and Business Starter speed quadrupled from 512Kb/s to 2Mb/s, Business Plus trebled in speed from 1Mbps to 3Mbps and Business Enhanced doubled from 2Mb/s to 4Mb/s. eircom broadband entry level speeds are now amongst the fastest in Europe.

•	As at 30 June 2005, we were providing retail ADSL services over approximately 109,000 lines.

•	On 7 July 2005, we introduced ‘time-based’ broadband at a promotional price of €19.99 per month (including VAT) for new broadband customers (€24.99 including VAT to existing customers).

eircom Broadband Time is aimed at attracting lower usage dial-up customers to the broadband market. Offering 20 hours of broadband access per month at download speeds of 1Mb/s (rate-adaptive ADSL), the reduced price of €19.99 will apply until 31 March 2006 for those customers signing up between July and September 2005. Customers exceeding the twenty-hour limit will be charged 4c per minute for additional usage to a cap of €49.99 (including VAT). On the same date, we introduced a new promotional price for eircom Broadband Home Starter of €29.99 per month (including VAT) and a promotional price of €35 per month (excluding VAT) for our eircom Broadband Business Starter product. These promotional prices will apply until 31 March 2006 for those new broadband customers signing up between July and September 2005.

Data communications

We are the principal provider of data communications services in Ireland. We offer a wide range of national and international data communications services, including leased lines, internet access, internet protocol, or IP, networks and switched data services. We continue to increase our broadband capability in the local access network by deploying a combination of copper, fibre, radio and ADSL technologies.

National and international leased lines.    We provide national and international leased lines in Ireland to retail customers. Leased lines are fixed point-to-point connections between locations and are used for high-volume voice, data or multimedia transmission. Our leased lines are used principally by our business customers to establish their own private networks.

Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the line and the duration of the contract. We offer a comprehensive range of digital leased line capacities, generally including speeds of up to 155 Mb/s. In recent years, our leased line revenues have declined significantly, primarily due to increased competition in the leased line market that has been driven by lower infrastructure costs. As competition continues to increase, we expect that our leased line prices will decline. Leased lines are not currently subject to the retail tariff price caps. However, our prices are required to be cost-oriented and are subject to review by ComReg. See “Tariffs” below. There is currently a trend for migration from analogue and lower capacity digital lines to higher capacity digital lines (e.g. 2Mb/s) and migration of some customers to other managed data services such as business IP+.

We have experienced a reduction in our retail leased line base as a result of competition and as a result of restructuring data networks by our customers to smaller numbers of higher capacity lines or to other data communications services such as ATM, frame relay, BIP or DSL. In addition, in the year ending 31 March 2005, a group of 250 circuits was re-categorised from retail to wholesale and there was an in-situ transfer of approximately 300 leased lines when one of our corporate customers outsourced their network to one of our competitors.

The following table shows the number of our national and international retail leased lines for business customers as of the period ends indicated:

	As at 31 March 2003	As at 31 March 2004	As at 31 March 2005
Retail leased lines
National leased lines	18,844	17,720	15,932
International leased lines	489	371	263

Total retail leased lines	19,333	18,091	16,195

IP services.    IP is the protocol by which data is sent from one computer to another on the internet. In October 2001, we launched eircom business IP+, a new suite of managed IP services for corporate customers. eircom business IP+ is an IP virtual private network that allows customers to use our IP network to share data among multiple customer sites. We enhanced this product in March 2003 with the addition of managed internet and remote access services. The managed internet service provides a business IP+ customer with an internet connection directly from their IP network and allows all sites on the customer’s network to access this gateway through the internet. The remote access service allows the customer to dial into the customer’s business IP network via the internet. Access can be via PSTN, ISDN, mobile or ADSL, and connections can be established from Ireland or from abroad. We have added DSL access to eircom business IP+ with a new access option called business IP reach to allow homeworkers and small sites connect to their company wide-area network.

We have launched a metro ethernet service in Dublin allowing companies to connect their sites at up to 1Gb/s speeds. We plan to integrate ethernet and gigabit ethernet access with the eircom business IP+ service.

We plan to offer VoIP this year across all our markets — government, corporate, business and consumer. These services will be delivered over our eircom business IP+ and eircom broadband services.

Switched data services.    We offer a range of switched data services to retail customers and OAOs, including frame relay, ATM and packet switched services. We offer the products to retail customers and on a wholesale basis to OAOs at the same price.

Frame relay.    Frame relay is a high-speed pre-routed open protocol for data transmissions that is particularly suited to data-intensive applications, such as connecting local area networks. Our frame relay network is accessed via digital leased lines from the customer’s premises to our nearest frame relay node, which is the access point to the frame relay network. Our frame relay network allows for general access speeds of up to 2 Mb/s. Since April 2002, we have also offered access speeds of 34 Mb/s and 45 Mb/s at the customer’s hub site.

Our frame relay service can be a cost-effective alternative to leased lines for business customers for appropriate applications. Instead of leasing high-capacity lines in order to accommodate occasional or intermittent high volumes, customers using frame relay pay for sufficient capacity to satisfy their normal requirements. This capacity may be supplemented with additional bandwidth capacity to accommodate periods of more intense usage.

ATM.    ATM is a high-speed digital transmission and switching technology that allows customers to integrate their voice, data and multimedia traffic requirements. It provides cost-effective broadband services for business customers requiring higher and more flexible levels of bandwidth. We launched ATM services in July 1998. We offer a range of customised ATM service levels, access configurations and flexible bandwidths of between 2 Mb/s and 155 Mb/s.

Packet switching.    We provide packet-switched data services on eirpac, our public switched data network. We announced on 28 May 2004 that we would no longer be providing new connections to eirpac services, with effect from 18 June 2004. Packet switched services are based on a mature technology and account for a declining amount of our data transmission service turnover. They offer relatively slow speeds between 9.6Kb/s and 64Kb/s. We expect that customers currently using packet switched services will increasingly migrate to frame relay based services, ATM-based services and IP services.

ISP and managed data networking services.    Through Lan Communications and eircom.net, we provide a range of managed data networking services, including maintenance and management across multiple network types and multiple vendors, equipment provision and installation, network monitoring, event and fault management and performance reporting and analysis. We also provide a range of internet services including e-mail, domain names, e-commerce and security.

Hosting.    We provide equipment and resources to enable businesses to set up their own customised website. Our services include managed hosting, virtual hosting and co-location.

Wi-Fi services.    Wi-Fi stands for “wireless fidelity” and refers to a high-frequency wireless local area network. The Wi-Fi technology is rapidly gaining acceptance for public wireless services and use within businesses as an alternative to a wired LAN and can also be installed for a home network. Our Wi-Fi service is branded as “eircom wireless broadband” and enables customers with a laptop or personal digital assistant, or PDA, equipped with a Wi-Fi (802.11b/g) card, to connect to the internet. Commercial launch of our Wi-Fi service occurred in January 2004. Our current footprint extends to 250 hotspots and we intend to continue to increase this footprint.

In February 2005, we launched two new “Hotspot in a Box” services, Hotspot Agent and Hotspot Host. With the Hotspot Agent, the venue pays €65 per month (excluding VAT), for the wireless broadband service, and resells access at a margin. The Hotspot Host costs €95 per month (excluding VAT), and wireless broadband access is provided for free via 30 minute vouchers.

At a hotspot, customers can purchase pre-paid scratch cards which come in two types, unlimited access for a one hour time span costing €10 (including VAT) and unlimited access for a twenty-four hour time span costing €20 (including VAT).

We also provide unlimited wireless broadband access for €12.10 per month (including VAT) when purchased with an eircom broadband service, for €30.25 per month (including VAT) when purchased with a PSTN or ISDN line, and for €79.86 per month (including VAT) for a standalone subscription.

Value added services.    We provide the following value added services to our customers: eircom Phone Services (ePS). eircom provide a range of phone services including eircom messaging, which supports the collection of both voice and text messages and allows household occupants to have individual mailboxes on a shared telephone line. Other phone services include call-forwarding, call waiting, call tracking, three-way calling, ringback and caller display.

Consumer devices.    We sell consumer devices, including wireless laptops and MP3 players but predominantly DECT cordless phones, through over 150 retailers in Ireland. eircom branded DECT cordless phones offer consumers an excellent quality digital telephone unit that utilises our call management services, including eircom messaging and call forwarding.

Customer-focused content packages.    eircom net launched three new content packages in March 2005 for eircom residential broadband customers. These packages include “eircom net entertainment pass”, providing access to premium broadband news and entertainment; “Junior Britannica”, an Internet-based information source designed to be used by students, educators, and parents; and “Sky Sports Broadband”, providing access to premium sports content.

Other services

Customer premises equipment.    We are a leading provider of telecommunications equipment and related post-sales maintenance and service for residential and business customers in Ireland. In common with most EU member states, the market in Ireland for such equipment and systems is characterised by intense competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers.

The customer premises equipment market for business and corporate customers is increasingly driven by service offerings, including consulting, design, implementation and, for business and corporate customers, maintenance services. These services attract higher margins and offer the opportunity for competitive differentiation. Corporate, Government and high-end business customer requirements for both voice and data are serviced through our wholly-owned subsidiary Lan Communications while eircom business systems services the SME market. Lan Communications is Ireland’s largest voice, data and security services company selling and supporting traditional CPE-based voice and data solutions and playing a leading role in the development of converged solutions for customers. eircom business systems sell and support a broad range of Key Systems and are the Irish market leaders in this space. Through Lan Communications and eircom business systems we have supply agreements and certified partner relationships with leading global technology companies such as Nortel Networks and Cisco.

Public payphone services.    Our public payphone services consist of providing public payphones in Ireland and developing related applications and card services. As of 31 March 2005, we operated a network of approximately 6,050 payphones across Ireland.

In response to declining demand for public payphones and, in order to enhance the attractiveness of payphone services, in recent years we have:

•	developed newly designed payphone kiosks, improving phone quality and cleanliness;

•	completed a national rollout of a new multi payment method payphone during the financial year ended 31 March 2001 to coincide with the introduction of the euro; and

•	introduced a new multimedia payphone, eircom Smartphone, which provides e-mail, internet and payphone services, and gives us the opportunity to sell advertising space.

We are also focusing on maintenance and development of our managed-site payphone business. In addition, while we have a regulatory obligation to provide public payphones within Ireland, we are focusing on reducing our costs in this area of our business.

Operator services.    We provide operator assisted telephone services and a directory enquiry business (11811 for national enquiries, 11818 for UK and International enquiries) to customers on all networks, both fixed and mobile. We also provide national emergency services to fixed-line and mobile subscribers in Ireland. In May 1999 Conduit Europe launched its 11850 directory enquiry services. We estimate, based on our internal traffic analysis and customer based research, that our 11811 and 11818 services held a market share of approximately 74% of the total market for directory enquiry services at 31 March 2005. Despite increasing competition, we have been able to maintain our contribution through active promotion of 11811 services.

Supply and monitoring of alarm systems.    We provide and install wire-free and wired alarm systems, most of which are monitored through our subsidiary Phonewatch. In order to keep costs as low as possible, Phonewatch outsources the majority of alarm installations to its dealer network, with the remainder being installed by its own technicians. Based on our records, at 31 March 2005, Phonewatch had a monitored alarm base of approximately 44,350 systems and an estimated market share of 35% of the residential monitoring and maintenance market. Phonewatch also provides monitored medical alert systems.

Wholesale products and services

We are required by ComReg to provide wholesale products and services to OAOs, and as at 31 March 2005 the prices and terms on which we offer the majority of our wholesale products are regulated under the reference interconnect offer, or RIO, the access reference offer, or ARO, and the bitstream access reference offer, or BARO. For more information about the regulation of our wholesale products, see “Regulation”. While most of our wholesale products and services carry low margins, our position in the wholesale market provides us with an opportunity to retain the wholesale component of any business lost to competitors at a retail level.

The following table shows selected information relating to our PSTN WLR and ISDN WLR channels as of the dates indicated:

	As at 31 March 2003 (in thousands)	As at 31 March 2004 (in thousands)	As at 31 March 2005 (in thousands)
WLR access channels
PSTN WLR	—	—	103
ISDN WLR	—	—	11

Total WLR access channels	—	—	114

ADSL bitstream

ADSL bitstream is a broadband access product that we offer to OAOs. It consists of a high-speed access link to the customer’s premises, which we create by installing ADSL equipment and configuring our local access network. In April 2003, we introduced a new rate-adaptive ADSL bitstream product at a significantly reduced price. In March 2004, we restructured our wholesale bitstream product portfolio. We currently offer a range of ATM and IP based services at a variety of speeds and levels of contention and on 4 April 2005 we increased the maximum speed from 2Mb/s to 4Mb/s. We expect the availability of these products will promote further growth in both wholesale and retail broadband markets. We are required under relevant regulations to provide ADSL bitstream access to OAOs and to publish a BARO describing the ADSL bitstream services we offer. On 16 June 2005, we announced the introduction of a time based bitstream product, which has been available to customers since 7 July 2005. As at 30 June 2005, seven operators had purchased this service for a total of approximately 32,000 (wholesale) lines.

The following table shows selected information relating to our bitstream product for the dates indicated:

	As at 31 March 2003 (in thousands)	As at 31 March 2004 (in thousands)	As at 31 March 2005 (in thousands)
ADSL and bitstream lines	—	7	31

Interconnect services

Since the Irish telecommunications market was fully opened to competition in 1998, we have become the major provider of interconnect services in Ireland. Our interconnect services include both the physical link of our telecommunications network with that of OAOs, and the traffic that passes over the link. We provide interconnect services to the OAOs in Ireland and to international operators for incoming international calls.

ComReg has designated us as having SMP in the fixed telephony market, and therefore we are obligated under the relevant regulations to provide interconnect services to other domestic authorised operators and to publish a RIO. We also provide interconnect services to international customers for incoming international calls at settlement rates we negotiate with them.

Domestic interconnect services. Our domestic interconnect services include:

•	call origination, which provides another authorised operator the ability to carry domestic calls placed from geographically assigned telephone numbers within our network for termination in the operator’s network or onward transmission; access through carrier access; carrier selection, which allows a caller to select another authorised operator on a call-by-call basis; and carrier pre-selection, its automated equivalent;

•	call termination, which takes calls handed over from OAOs for termination to geographic number ranges within our network;

•	transit to OAOs or OAO services, which takes calls which are passed on from another authorised operator’s network to geographic and non-geographic number ranges within another authorised operator’s network; and

•	ancillary services, such as Freefone and premium rate services, internet services, emergency services and directory enquiry services.

We have a dedicated account management team to market our domestic wholesale services. As at 30 June 2005, we had entered into 22 interconnect agreements with OAOs in Ireland.

International interconnect services. We provide international operators with interconnect services for the termination of incoming international traffic in Ireland. We also provide transit services for calls from international operators in other countries to international locations, mainly to the UK and US. The amounts we receive for Irish and international termination are based on settlement rates negotiated with the international operators on a bilateral basis. These international settlement rates have declined sharply in recent years, primarily due to the increase in international competition for the delivery of international traffic.

We have a dedicated account management team to market our international interconnect services. As at 30 June 2005, we had approximately 50 bilateral agreements in 37 countries.

The following table shows selected information relating to domestic and international interconnect traffic for the periods indicated:

	Financial Year Ended 31 March 2003 (in millions)	Financial Year Ended 31 March 2004 (in millions)	Financial Year Ended 31 March 2005 (in millions)
Wholesale interconnect minutes
Domestic
Call origination	2,031	2,253	2,654
Call termination	2,771	2,809	3,196
Transit to mobile/fixed	914	655	577
Ancillary (1)(2)(3)	185	249	301
OAO international outbound	153	153	136
Foreign terminating traffic (4)	783	931	1,152

Total wholesale interconnect minutes	6,837	7,050	8,016

(1)	Consists of traffic resulting from terminating calls that originate with customers of OAOs to services such as premium rate services and internet services. It also includes freefone traffic that originates on eircom’s network and terminates on OAOs.

(2)	Does not include OAOs’ access to eircom directory enquiries and operator assisted calls.

(3)	Interconnect operator services turnover and volumes reclassified from interconnect/ancillary to operator services in financial year ended 31 March 2003.

(4)	Refers to revenue earning minutes and includes inbound traffic, outbound Freefone and inbound transit minutes.

Wholesale leased lines and partial private circuits

We provide OAOs with leased lines and interconnect paths, which are dedicated leased lines connecting our network to that of another authorised operator. The following table shows the number of leased lines including partial private circuits in place as of the periods indicated:

	As at 31 March 2003	As at 31 March 2004	As at 31 March 2005
Leased lines
National leased lines	7,730	6,863	6,904
Partial private circuits	—	16	742
International leased lines (1)	283	171	131
Interconnect paths	2,688	2,567	2,173

Total leased lines	10,701	9,617	9,950

(1)	Includes eircom UK leased lines for the financial years ended 31 March 2005, 31 March 2004 and 31 March 2003, estimated at 79, 96 and 190 lines, respectively.

ComReg requires that we enter into service level agreements for the provision of wholesale leased lines and interconnect paths. These agreements contain penalties to which we may be subject for delays in processing applications for the installation of leased lines and for late delivery of leased lines or interconnect paths. Although we had to pay penalties under these agreements in the past, the penalties were not material, and we have initiated quality controls and automated management systems that have substantially improved our performance in recent years. Our support systems now provide full visibility of all steps from ordering services to actual delivery. We were directed by ComReg to provide an in-situ transfer facility if an end customer to whom we provide a leased line wishes to switch to another operator.

Partial private circuits are partial leased lines that connect a customer’s premises to the point of connection between our network and that of another authorised operator. OAOs that possess a core network can use partial private circuits, which are priced off a different tariff schedule, as a substitute for wholesale leased lines. ComReg required us to introduce this product in February 2003.

Unbundled local loops

We are obliged to provide unbundled local loop access services to OAOs and to publish an ARO, which describes the access services we offer. Unbundled local loop access requires the physical co-location of infrastructure owned by OAOs on our premises in order to permit such operators to access our unbundled local loop services. To date, there has been little market demand for our unbundled local loop services, for which only three OAOs had subscribed as of 31 March 2005. The prices at which we offer unbundled local loop services have been an area of contention between ourselves and ComReg. The prices of these services are regulated through our ARO. In November 2004, ComReg directed that the monthly rental for our ULMP product would be set at €14.65 per month from 1 December 2004 for a period of twelve months, with increases on 1 December 2005, 1 December 2006 and 1 December 2007, limited to no more than the level of CPI.

The pricing for shared access to our unbundled local loops was not addressed in the November 2004 ComReg direction. ComReg published a draft direction in March 2005 proposing that no copper costs remain to be recovered from the shared access service. The current price of €7.52 per month recovers approximately 50% of the costs of a copper loop whereas in its draft direction ComReg proposes a rental price of €0.39 per month. We have responded to these proposals rejecting them and are awaiting a response from ComReg.

On 14 February 2005, we lodged an appeal with the Appeals Panel against a ComReg decision which directed us to provide a fit-for-purpose response to operators or others seeking access to the LLU processes to support combined ordering of LLU and geographic number portability, bulk ordering of LLU and migration from other wholesale products to LLU. On 15 February 2005, ComReg issued an enforcement order, compelling us to comply with the MRD directions. On 17 February 2005, the Irish High Court granted us a stay and leave for judicial review of ComReg’s enforcement orders and directions. Following a High Court hearing of our judicial review, the High Court ruled on 29 July 2005. The High Court ruled in our favour, stating that the enforcement orders could not be used by ComReg in such a manner to impair or curtail our right of appeal. This judgement may be subject to appeal by ComReg. Our original appeal of ComReg’s decision will be heard once the Minister convenes the Appeals Panel.

FRIACO

FRIACO is an unmetered interconnect service that provides capacity from originating customers to the point of connection of an operator. This service is used by OAOs who are also internet service providers, or ISPs, to enable them to offer bundled or unmetered internet access. It is also used by OAOs to offer capacity for onward resale to other ISPs. We introduced FRIACO in June 2003.

Geographic and non-geographic portability

ComReg requires us to provide geographic and non-geographic portability. Geographic number portability allows a customer with a telephone number that was assigned based on geographic location to change to another authorised operator without changing the telephone number. Non-geographic number portability provides the same option to customers with numbers that are standard throughout the country, including Freefone and premium rate service numbers.

Carrier pre-selection and carrier pre-selection enhancements

Carrier pre-selection.    Carrier pre-selection allows OAOs to compete with us in the provision of call origination services without having to develop a local access infrastructure, by allowing customers to choose another authorised operator as the default carrier for some or all calls. ComReg introduced carrier pre-selection in January 2000 and in 2003 required us to introduce carrier pre-selection enhancements, including single billing through WLR, agency re-billing and specified other ancillary services.

Carrier pre-selection single billing through WLR.    Carrier pre-selection single billing through WLR allows an operator to resell our access service and provide the customer with a single bill for access and call services. We maintain and repair the access line, which remains connected to our switch network, and bill the operator for the line. The operator bills the end customer for the operator’s bundled service. This service is only available if the end customer has made a carrier pre-selection for all call types with the relevant operator.

Carrier pre-selection agency re-billing.    Agency re-billing enables an operator to bill the end customer for all services delivered over a particular line. As with single billing through WLR, the end customer must have made a carrier pre-selection for all call types with the relevant authorised operator.

However, unlike single billing through WLR, we are party to the contract with the end customer, and the re-billing operator acts as our agent, so we remain subject to credit risk with respect to the end customer.

Carrier pre-selection single billing through WLR ancillary services.    Ancillary services that we are required to make available to all OAO include voicemail, call tracking, call barring, call waiting, three-way calling, alarm/reminder calls and similar services. We anticipate significant demand for some of these services as OAO seek to match our retail offerings.

SMS

Fixed-line SMS enables fixed-line operators to provide a text-messaging facility between fixed and mobile networks. We anticipate a demand for this service in light of the rapid growth in the mobile text messaging market. Text messaging enabled phones or other equipment are required for the service. While we expect this service to grow as the penetration of text messaging enabled phones increases, initial demand has been weak. In the financial year ended 31 March 2005, customers sent approximately 7.2 million text messages from retail fixed-lines to fixed-line and mobile users. Since launching SMS-enabled DECT phones in June 2002, we estimate that retail customers have purchased over 309,000 SMS-enabled DECT phones from us and other vendors.

Other services

Narrowband access.    Narrowband internet access bundles FRIACO with eircom IP transport to provide a complete solution for ISPs that wish to offer bundled or tiered services under the “1893” access code without having to invest in their own IP transport network solution. The termination of calls and the transmission to the ISPs is our responsibility.

Mast access.    We offer mobile network operators shared access to our facilities at selected locations. We anticipate growth in the provision of mast access as growth in mobile services creates demand for additional mobile network call sites and 3G licensees seek to utilise infrastructure, including our own, to meet their rollout commitments. We have offered this product since demerging the Eircell business in May 2001.

Signalling connect control point.    Signalling connect control point refers to the roaming signalling service which enables a mobile operator’s customers roaming abroad to make and receive calls on the networks of their mobile operator’s roaming partners and to enable customers of such roaming partners to make and receive calls when roaming on the mobile operator network in Ireland. We introduced the roaming signalling service in January 2003.

Seasonality

Our interconnect traffic volumes tend to decline during March, April and December, as a result of a decline in business traffic over the Easter and Christmas holiday periods. We also tend to experience relatively higher traffic volumes in the spring and winter months, other than December and April, of each year. We do not believe this seasonality has a material impact on our business.

Tariffs

The majority of our revenue is related to tariffs, which are regulated, directly or indirectly, by various mechanisms overseen by ComReg. We set retail prices with the goal of maximising our long-term profits, while maintaining competitive prices that comply with relevant regulations. In general, different mechanisms are used to regulate retail tariffs than are used to regulate wholesale tariffs.

Retail tariffs

The principal means of regulating our retail prices is through a price cap imposed by ComReg on a specified basket of our retail products and services. In recent years, we have attempted to rebalance our retail prices to more accurately reflect our costs, in particular by increasing rental prices for PSTN access lines, while maintaining or reducing most call prices.

From January 2000 through February 2003, we were subject to a retail price cap, imposed by ComReg, of the CPI minus 8%. This restriction required reductions in the price of a specified basket of our retail products and services, including PSTN and ISDN connections and line rental, local and national calls, operator calls, public payphone calls and directory enquiry calls. The retail price cap also included a number of sub-caps on individual products and services within the basket.

In February 2003, ComReg announced a new retail price cap of the CPI minus 0% without any sub-caps. The elimination of sub-caps increased our flexibility to rebalance our tariffs so that they better reflect our costs. Fixed-to-mobile calls were added to the basket, while directory enquiry calls were removed. ComReg has indicated in the recent draft decision relating to the market analysis of retail voice calls that the current price cap will continue until markets are next reviewed for SMP designation and remedies. ComReg has based its market assessment on a time horizon of about two years. ComReg also stated in the market analysis that we are now fully rebalanced and propose to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year from the date of the final decision notice. In any subsequent years this will be at the rate of CPI minus 0%.

ComReg also removed price controls on the telephone bills of the lowest income quartile of residential customers and replaced these with a vulnerable user scheme. We launched our VUS in June 2003. The scheme limits increases in the size of the median telephone bill for all customers availing of the scheme to CPI plus 0%.

Access and connections

Since the introduction of the current price cap and elimination of retail sub-caps, we have increased PSTN line rental charges by over 23%. As previously stated, ComReg believe that we are now fully rebalanced and are proposing to impose a sub cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year from the date of the final decision relating to its market analysis for the Retail Fixed Narrowband Access Markets. In any subsequent years this will be at the rate of CPI minus 0%. We have not adjusted ISDN line rental charges nor have we adjusted PSTN and ISDN connection prices, except for special offers, the most recent of which will run until 30 September 2005 on PSTN standard connections .

We seek to set initial connection charges low enough to encourage new users to join our network. Migration charges are set to encourage existing customers to switch to our more profitable access services. For example, we encourage customers to migrate from PSTN to ISDN access or ADSL access.

The “Customer Acquisition Programme” was set up in late 2004 with the objective of growing our consumer line base by a net of 30,000 lines per annum for 3 years, roughly 2.7% per annum of the consumer line base. Recent promotions take a ‘triple play’ approach combining PSTN, broadband and Sky TV, with free connections to all three.

The following table sets forth our subscription and connection tariffs as of 1 August 2005:

	PSTN	Basic ISDN (2)	Primary ISDN
Business and residential (1)
Connection	€107.43	€202.47	€3,299.00
Monthly rental	€19.98	€30.99	€264.11

(1)	Excluding VAT, currently chargeable at 21%, except for Standard PSTN Connection which is charged at 13.5%.

(2)	A connection tariff of €99.16 (excluding VAT) applies to upgrades of existing PSTN lines to basic rate ISDN.

ADSL

We currently offer a range of ADSL retail services, which differ with respect to data speed, upload and download limits and contention, which is the extent to which access is available when the number of users logged on exceeds capacity. In April 2003 we launched eircom broadband Starter, our low- cost ADSL service aimed at the residential and low end business markets. On 1 March 2004, we restructured our retail broadband product portfolio including introducing a new lower priced Home Starter product. In April 2005, we increased the download speed and the monthly download limits on all our retail products.

At present we have three products aimed at the residential market, Home Starter and Home Plus with a maximum download speed of 2 Mb/s and broadband time offering 20 hours of broadband access per month at download speeds of 1 Mb/s introduced on 7 July 2005. We offer three products to the business market, Business Starter, Business Plus and Business Enhanced, with a maximum speed of up to 4 Mb/s.

On 16 June 2005, we announced the introduction of a ‘time based’ broadband product which was subsequently launched on 7 July 2005. The product is aimed at lighter internet users who have yet to experience broadband.

The following table sets forth our ADSL tariffs as of 1 August 2005:

	Connection standard (1)	Connection self-install (1)	Monthly rental (1)
Home Starter (2)	€165.00	€81.81	€33.05
Home Starter Plus (2)	€165.00	€81.81	€45.00
Business Starter (2)	€165.00	€81.81	€45.00
Business Plus (2)	€165.00	€81.81	€89.00
Business Enhanced (2)	€165.00	€81.81	€169.00
Time (3)	—	€81.81	€20.65

(1)	Excluding VAT, currently chargeable at 21%.

(2)	The download speeds for all Retail DSL products were upgraded with effect from April 2005. For a more detailed description of each product see Part III — “Information on the Business — Retail Products and Services PSTN, ISDN and ADSL access (rental and connections)”.

(3)	eircom broadband time allows a customer 20 hours online. Once a customer exceeds the 20 hour limit they will be charged a standard €0.03306 per minute (excluding VAT) to a cap of €24.79 (excluding VAT) for the excess usage.

Market demand for our ADSL services has grown substantially in the last two years following a number of price promotions including a retail free trial promotion. We reached our publicly announced target of 100,000 working lines by the end of 2004 in November 2004.

The retail free trial promotion applied to orders for the Home Starter/Home Plus and Business starter products from 24 August 2004 through 31 March 2005.

We are currently running the following promotions:

(i)	Starter promotion: the promotion provides for a reduced connection charge on self-install and reduced monthly rental for the Home Starter and Business starter products until 31 March 2006 for all qualifying orders.

(ii)	Time promotion: the promotion provides for free connection and a reduced monthly rental charge of €16.52 (excluding VAT) until 31 March 2006 for all qualifying orders.

We expect the impact of these promotions and complementary wholesale promotions to further stimulate market demand for our DSL services. We use the information gained during our promotions and product developments such as the April 2005 product upgrades in developing the standard prices and product features for our retail broadband product offerings.

Satellite broadband

On 26 May 2004, we launched our retail satellite broadband service, which means eircom can offer a broadband product to any customer anywhere in Ireland, regardless of location. In order to supply broadband via satellite, eircom has linked with a third party supplier (Mediasatellite Ireland Ltd.), for the supply of the satellite products. The range includes products for both home and business users, starting at a monthly rental of €127.00 for a two-way service. To avail of the one-way service of €24.79 per month the customer needs to add a flat rate internet access product from eircom, ranging from €8.27 for off-peak users (evenings and weekends) to €24.79 for those who want all day internet access. All prices quoted exclude VAT.

Traffic

Local, national and fixed-to-mobile. When setting prices for local and national calls, we consider a number of variables in order to generate an optimal level of turnover and to balance demand and affordability within our retail price cap. These factors include the duration of the call and the distance between the points of origin and destination, as well as the time of day and the day of the week when the call is made and any discount package selected by the customer.

The following table sets forth our standard traffic tariffs for local and national calls as of 31 March 2005:

	Peak Rate (per minute) (1)	Evening Rate (per minute) (1)	Weekend Rate (per minute) (1)
Local call rate per minute	€0.0407	€0.0104	€0.0104
National call rate per minute	€0.0675	€0.0407	€0.0104

(1)	Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.

Our standard fixed-to-mobile traffic tariffs range from €0.0956 to €0.2412 per minute (excluding VAT), depending on the time and day of the call and the mobile network on which the call terminates. The introduction of mobile number portability to our billing in April 2004 means that the applicable tariff for fixed-to-mobile calls depend on the mobile network on which the call terminates. In September 2004, both Vodafone and O2 decreased their mobile termination rates, and these reductions were reflected in our standard retail prices. The Vodafone change applied to weekend calls while the O2 change applied to day, evening and weekend calls.

International outgoing

Our standard outgoing international call tariffs and payments are based on settlement rates we negotiate with other international carriers on a bilateral basis. The following table sets forth our standard retail traffic tariffs for international calls to some of the regions in which we terminate material volumes of traffic as at 1 August 2005.

	Peak Rate (per minute) (1)	Evening Rate (per minute) (1)	Weekend Rate (per minute) (1)
United Kingdom (Band 1 — excludes certain number ranges)	€0.1269	€0.1193	€0.1028
United Kingdom (Band 1a — certain number ranges, including mobiles)	€0.2857	€0.2285	€0.2285
France, Germany, Belgium and Netherlands (Band 2 — excludes certain number ranges, particularly mobiles) (2)	€0.2000	€0.2000	€0.2000
Denmark, Sweden, Spain, Portugal, Austria and Switzerland (Band 3 — excludes certain number ranges, particularly mobiles) (2)	€0.3200	€0.3200	€0.3200
USA and Canada (Band 5) (2)	€0.1574	€0.1259	€0.1259
Australia, New Zealand and Japan (Band 7 — excludes certain number ranges, particularly mobiles) (2)	€0.7088	€0.5663	€0.3619

(1)	Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.

(2)	Countries shown are a representative sample of countries within the band.

Narrowband internet services

We offer our narrowband, or dial up, internet services, which allow customers to access the internet through one of our ISPs or another service provider of their choice, on a pay-as-you-go or subscription service basis.

Customers of our “1891” narrowband service pay a subscription fee directly to us or another ISP and in addition pay us a reduced per minute rate to connect. We pay the ISP termination fees.

Customers of our “1892” narrowband service pay call rates broadly equivalent to local call rates and no subscription fee. We bill for these calls in the same way we would a traditional voice call and pass on a termination fee to the customer’s ISP or to the interconnecting network hosting that ISP.

We launched our “1893” retail narrowband service in September 2003. In general, customers pay a subscription fee directly to us for a specific bundle of minutes of connection time. Usage outside the specified bundle minutes parameters is charged on a per minute basis at 1892 call rates. The following table sets forth our standard narrowband internet traffic tariffs as of 1 August 2005.

	Peak Rate (per minute)(1)	Evening Rate (per minute)(1)	Weekend Rate (per minute)(1)
1891(2)	€0.0161	€0.0080	€0.0080
1892	€0.0419	€0.0104	€0.0104

(1)	Excluding VAT, currently chargeable at 21%. Calls are charged on a per second basis, subject to a minimum fee of €0.0524, excluding VAT, per call.

(2)	Access rates apply to eircom.net and IOL.ie (BT Ireland’s ISP).

On 4 September 2003, we launched the following 1893 Partial Flat Rate products, the pricing of which still applied at 1 August 2005:

Product	Price(1)(2)	Hours
eircom net flat rate 25	€8.26	25 (off-peak)
eircom net flat rate 60	€16.52	60 (off-peak)
eircom net anytime	€24.79	150 (any time)

(1)	Excluding VAT, currently chargeable at 21%.

(2)	Per minute charges equivalent to 1892 call rates apply for usage outside product parameters.

Retail leased lines

We charge connection and monthly fees for leased lines that are based upon circuit type (analogue or digital), capacity, distance and destination. Our leased line prices are subject to periodic review by ComReg and were last amended in 2000. Discounts are available on leased lines based upon volume and the term of the supply contract. Under a ministerial direction to ComReg issued on 26 March 2004, ComReg was obliged to review the pricing structure of our leased lines within six months of the date of issue of the policy direction. This review took place only in the context of an analysis of the costs of providing wholesale trunk and terminating segments of leased lines. No price changes for retail leased lines were required.

ComReg has recently completed an analysis of the market in Ireland for retail leased lines. eircom was found to have SMP in the market for retail leased lines up to and including 2 Mb/s, and retail circuits above that capacity are no longer subject to obligations imposed by ComReg. One of the obligations imposed requires us to set prices that are cost oriented. Such costs shall be calculated based on a costing model using fully distributed historic costs.

Discount packages

We offer a range of discount packages designed to appeal to different customer groups. Approximately 55% of our accounts were on discount plans as at 31 March 2005. We offer our residential customers a 10% discount on calls to five numbers designated by them under our “Circle of Friends” plan. We also offer our residential customers slightly greater discounts under several different “Options” plans that are dependent on volumes and calling patterns. We typically offer our business customers discounts of between 10% and 30% depending on the level of their spending through a variety of discount plans, including “Performance”, “Optimiser”, “Inclusive” and “Multi-site Discount Scheme”. For information about our discount packages as a percentage of turnover, see Part I — “Financial Information and Operating and Financial Review relating to the Company — Discounts”.

Historically, we have focused our discount plans on call packages and corporate network services. However, the recent resolution of a number of regulatory issues, in particular our introduction of an enhanced carrier pre-selection single billing through WLR product on 31 March 2004, has facilitated our introduction of retail price packages bundling lines and calls together. Our new TalkTime packages were launched in June 2004, with a range of offerings for the Residential market and a number of TalkTime for Business offerings primarily aimed at SME customers. On 27 May 2005, we introduced two new TalkTime packages for residential customers offering unlimited off-peak All-Ireland calls and unlimited Anytime All-Ireland calls.

Wholesale tariffs

Interconnect

ComReg requires our interconnect tariffs to be cost-oriented, non-discriminatory and transparent. We calculate our interconnect tariffs based on our long run incremental costs. We are required to make pricing submissions to ComReg on a regular basis. These prices are subject to interim reviews by ComReg and ComReg may make retrospective adjustments as a result of these reviews. When ComReg makes retrospective adjustments to our pricing for interconnect services, we are required to recalculate and resubmit our prices.

ComReg is currently consulting on market analysis for interconnect markets in Ireland and issued a draft decision on 19 May 2005. It is unlikely that any of the obligations relating to pricing of our interconnection services will be relaxed as a result of this process.

The rate we charge for fixed-to-mobile call termination varies between €0.0597 and €0.1778 per minute depending on the time of day and day of the week the call is made and the terminating mobile operator.

Leased lines

We are obliged to provide leased lines to OAOs, which are used in the construction of their national networks, to connect our network to those of OAOs and for resale by OAOs to end-users. Leased line prices charged to OAOs are directly related to the prices we charge for the retail leased lines we offer and as a result are subject to periodic review by ComReg. We are currently required to supply leased lines to OAOs at an 8% discount to our retail price.

Partial private circuits

Partial private circuits are a type of leased line that terminates at a point of connection between two authorised operators’ networks. We offer Partial private circuits to OAOs under our RIO.

Following a review by ComReg of our cost calculations, in February 2004, we reduced our prices for Partial private circuits by approximately 20%. Following a recent review by ComReg we expect the current pricing to apply up to 31 March 2006.

Unbundled local loops

The prices we charge for unbundled local loops and line sharing are regulated by ComReg and form part of our ARO. Prices are set based upon the long run incremental cost of our fixed-line access network.

In November 2004 ComReg directed that the monthly rental for our unbundled loop would be set at €14.65 per month from December 2004 for a period of twelve months. The price thereafter can increase as follows:

Period	€ Price (Ex VAT)

Effective 1 December 2004 to 30 November 2005	€14.65

Effective 1 December 2005 to 30 November 2006	No greater than €14.65 adjusted by the change in CPI in the year to 31 October 2005

Effective 1 December 2006 to 30 November 2007	No greater than price in the previous period adjusted by the change in CPI to the year to 31 October 2006

Effective from 1 December 2007	No greater than price in the previous period adjusted by the change in CPI to the year to 31 October 2007

The pricing for shared access to our unbundled loops was not addressed in the ComReg decision on fully unbundled loops of November 2004. ComReg is currently consulting on this pricing and published a draft direction in March 2005 proposing that no copper costs remain to be recovered from the shared access service. The current price of €7.52 per month recovers 50% of the costs of a copper loop whereas the price that ComReg proposes in the draft direction is €0.39. We have responded to these proposals rejecting them and are awaiting a response from ComReg.

Carrier pre-selection single billing

Carrier pre-selection single billing prices are subject to approval by ComReg. We have offered carrier pre-selection single billing through WLR since 2 June 2003. On 31 March 2004 we launched our enhanced carrier pre-selection single billing through WLR product. ComReg has directed that from 1 April 2004 prices for the WLR Product will be set at retail price less 10% and this margin continues to apply.

ADSL bitstream

ADSL bitstream prices are set out in our ADSL bitstream service price list. Since we are required to offer wholesale products capable of supporting each of our retail ADSL services, we offer various price packages based upon the speed and contention ratio of each port provided. While ComReg does not directly set prices for ADSL, they require us to offer our wholesale bitstream services at a price that is at least €12.95 lower than our retail ADSL services, so that our competitors can achieve a fixed money amount profit on reselling these services. This arises from a decision of ComReg in February 2005, which we have appealed to the Appeals Panel. ComReg has announced its intention to hold a public consultation from the end of August 2005 on a permanent retail-minus price control measure, with the new control measure possibly having an effect from November 2005.

We currently offer a range of ATM and IP based bitstream services at a variety of speeds and levels of contention, up to a maximum speed of 4 Mb/s. We expect the availability of these products will promote further growth in both the wholesale and retail customer broadband markets.

On 16 June 2005, we announced the introduction of a time based bitstream product, which has been available to OAOs since 7 July 2005.

Demand for our bitstream services has been stimulated by a number of wholesale price promotions. From 18 April to 6 July 2005 we are running a bitstream promotion where the access seeker will receive a rebate of between €150 and €383 depending on the product per new connection in the fourth month of service. A further promotion offering a rebate of between €115 and €130 per new connection, for certain products, in the fourth month of services will run between 7 July 2005 and 30 September 2005. The higher level rebate reflects the higher value to us of connections to the bitstream services with higher specifications.

FRIACO

FRIACO prices are set out in our RIO. FRIACO is used by OAOs who are ISPs to enable them to offer bundled or unmetered internet access to their customers. It is also used by OAOs to offer capacity for onward sale to ISPs. The price at which we are required to offer FRIACO is set by reference to the number of ports provided to the authorised operator, and the price that would be charged under our RIO for the projected volume of traffic for each such port.

Having reviewed our cost information, on 21 February 2003 ComReg determined a final price to apply for six months for our FRIACO product. ComReg reserved the right to review FRIACO pricing at six month intervals, but to date has not exercised this right.

Supply chain management

We have a supply chain management procurement function for the purpose of procuring the lowest economic cost and highest quality of goods and services available. A dedicated team of procurement professionals work closely with our business units in connection with all capital and operational expenditure to ensure effective governance of all of our commercial and contractual negotiations. They also participate in our finance committee. The supply chain function includes the logistics team supporting an end to end supply chain capability.

Networks

We have the most extensive fixed-line network in Ireland in terms of both capacity and geographic reach. All OAOs utilise our infrastructure to some degree in providing fixed-line services.

The demands on our fixed-line network have changed significantly in recent years, due to the type, level and pattern of traffic, which it now carries. This has resulted from the shift in the mix of fixed-line traffic from voice to data, increased internet usage and new traffic streams, resulting, for example, from interconnect, carrier pre-select and number portability.

Based on internal estimates, we believe that our access network reaches approximately 99% of the population, with 99% of our customers connected to exchanges that are ISDN-enabled. As of 31 March 2005, we had 240 sites equipped with ADSL nodes, covering approximately 1.52 million working paths. Approximately 77% of paths (1.17 million) connected to these nodes would be capable of carrying ADSL at speeds from 1Mb/s to 4Mb/s. The total current capacity of our network is 2.29 million PSTN channels. The access network consists of approximately 3.7 million cable pairs. Approximately 98% of customer premises are connected to our network using copper lines, and the remainder use a mix of fibre and fixed radio. We currently have 83 narrowband fixed wireless access sites and 25 broadband radio access sites.

We believe that our network capital expenditure as a percentage of turnover is broadly in line with the European average for fixed operators.

Switching network

Our switching network is a fully integrated and centrally managed PSTN/ISDN switching network. It is 100% digital and consists of 52 core exchanges and 1,176 edge exchanges, enhanced by four intelligent networking nodes and an operator services node. We have also introduced service nodes for specific services, such as voicemail and fixed-line SMS.

Our switching network is a meshed network based on a three level hierarchy: primary, secondary and tertiary. The primary nodes, which are closest to the customer’s premises, are each interconnected with two secondary nodes for resilience purposes. The network uses high usage routes between major nodes which route traffic overflow to final choice routes during busy periods on the network.

Transmission network

Our transmission network is based mainly on digital technology, consisting of digital transmission nodes connected over 228,386 fibre kilometres of single-mode optical cable. We use a combination of technologies, including SDH, PDH, digital microwave radio and PCM, on copper.

The SDH network is divided into two layers, a higher and a lower layer. The higher layer connects 25 major nodes and is used to transport and groom traffic between lower layer rings. The lower layer collects and delivers traffic at a “local” level using various technologies in various ring or linear configurations. The traffic on the network is protected where necessary by MSSPRing, or SNCP schemes. SDH systems operate at rates of 155 Mb/s, 622 Mb/s, 2.5Gb/s and 10Gb/s. Dense wave division multiplexing systems ranging from 16 to 160 wavelengths are deployed on high bandwidth inter-city routes. This optical network layer is used for routing and switching higher layer traffic.

The SDH network, with its centralised network management capability, we believe provides “best in class” provision and modification of service, improved grade of service and lower maintenance costs. We believe the combination of cable route diversity and protection schemes contribute to world class network performance and availability, with a circuit availability measured at 99.996% for data transmitted at the 155 Mb/s STM1 bit rate.

Data network

Our data network supports leased lines, switched data services, including frame relay, ATM and packet switched services, and IP services. We provide managed leased line bandwidth services from 64Kb/s to 2Mb/s. The ATM network consists of 37 core nodes and provides managed bandwidth up to 155Mb/s on a dedicated network.

IP network

Our IP network consists of 58 national points of presence, or “POPs,” and 8 international POPs. The network is built around two central core nodes, which connect to regional cores and the international nodes using redundant 622 Mb/s links. Smaller edge nodes connect to the core using n x 2 Mb/s

(where n can be a number from one to five), 45 Mb/s, ATM PVCs and 155 Mb/s links. The network supports leased line, dial up, and ADSL access to the internet, as well IP/MPLS VPN service. Our IP network connects directly with over 250 internet service providers at internet exchange points in Dublin, London, Amsterdam and Frankfurt. Additionally, transit internet traffic is transferred to upstream providers in London and New York.

ADSL network

We have also undertaken rollout of ADSL. As of 31 March 2005, we had 240 Alcatel ADSL sites commissioned, covering approximately 1.52 million working paths. Approximately 77% of paths (1.17 million) connected to these sites would be capable of carrying ADSL at speeds from 1Mb/s to 4Mb/s.

National management centre

We operate a modern network management centre in Dublin, which allows us to manage our core network, including our international points of presence. Our network management centre is a state of the art facility supported by a family of integrated network support systems and a suite of processes and procedures. These systems and processes allow us to monitor and control the network remotely from a single location and respond promptly and appropriately to all network events.

A team of technicians and a shift leader are generally always present at the network management centre. The network management centre is supported by expert groups within our design areas. When on-site work is required, our staff at the network management centre dispatch a member of our field force, which consists of skilled technicians located throughout Ireland. We are generally able to have a technician at any of our sites in Ireland within two hours of discovering a problem.

International network

Our international network consists of two international gateway switches located in Dublin that provide connection to international networks, together with our interests in various submarine cables and satellite systems. We have also established points of presence in London, Belfast, New York, Amsterdam and Frankfurt, which extend our fixed-line network by connecting directly with local telecommunications networks in these locations.

Next generation network

We continually monitor and test new generations of network technology to identify opportunities to lower our costs and introduce new services. To this end we are replacing our international switches with “Next Generation Network” nodes. We anticipate that in the future, voice and data services will be transported across a single, fully integrated network platform, or “Next Generation Network”. Such technology is now developed to the point where we consider the cost savings and revenue opportunities sufficient to justify the investment, and we are planning a migration to a Next Generation Network over the coming years.

Sales, marketing and customer care

We have a strong brand and invest in it, for example, through our sponsorship of the Irish national soccer team and the National League of the Football Association of Ireland. The team relationship creates a considerable “brand impact” on a national scale while sponsorship of the league gives eircom “brand reach” at a regional and local community level.

We support our sales and marketing programmes with direct marketing campaigns through a wide range of media. In addition, we have developed a broad range of discount schemes to meet the needs of specific consumer and business segments. We also have a well-developed sales and win back model that enables us to focus on individual market segments and to respond quickly and flexibly to market demands and to competition.

Retail customers

We group our retail customers into the following categories, in order to more effectively target and service them:

•	residential customers;

•	small business customers;

•	key business customers;

•	corporate customers; and

•	government customers.

Residential, small business and key business customers

We have approximately 1.22 million residential, small business and key business customers. We market and sell to our customers through customer sales and service, telephone sales, internet sales, door to door canvassing and service call centres. Customer sales and services call centres deal with all inbound calls from customers. Staff are trained to recognise the customer’s needs and sell products and services accordingly. Telephone sales and services call centres make outbound calls to customers who are targeted using business intelligence reporting tools. The majority of our product sales relate to sales of our discount schemes that increasingly bundle traffic and access, to broadband service and to the sale of cordless phones.

We also have a door to door canvassing programme for winning back lost customers, acquiring new customers and selling broadband, and we use email to offer products and services in cases where the customer’s email address is available to us. We also use business intelligence reporting tools to target customers through mailing campaigns and in-bill leaflets and we send all new customers and customers that we win back from competitors a welcome pack. We operate a website and we use third party retail stores for the sale of broadband service and cordless phone sales, among other things.

Our key business accounts, which are at the high end of the small and medium business sector, are assigned managers, who pay regular visits to potential new customers. We also have telephone account teams that deal with inbound calls from customers and engage in sales campaigns. Our sales objectives for key business accounts include sales of broadband, ISDN, e-business and business solutions, winning back customers lost to OAOs and call stimulation (primarily customer premises equipment and call management services).

Corporate and government customers

We assign each of our corporate and government customers a corporate account manager, who is trained to deal with the specific information and communications technology needs of large organisations. Corporate account managers are often assisted by staff of eircom Consult, our team focused on giving support in the preparation of bids and proposals for the corporate, government and business markets, and our Lan Communications team, which provides technical expertise when required.

Strategy

Our strategy with respect to retail customers generally is to continue to develop our sales and win back efforts in response to the changing competitive environment. We believe the current classification of our retail customers is appropriate for our sales and marketing strategy, and we intend to maintain this classification. We continually seek to improve our understanding of customer segments and needs and to develop products and services to meet those needs.

Wholesale customers

We have approximately 120 wholesale customers, including approximately 61 active domestic OAOs and 50 international operators. We market and sell to our wholesale customers through our account management team, which is our primary sales channel to the OAOs. Our account managers visit existing and new wholesale customers regularly to sell our range of wholesale products and services. The account managers are trained to deal with the specific information and communications technology needs of our wholesale customers and they are often assisted by our professional project management team and appropriate technical experts. The main task for our account managers is to convert customer requirements into manageable solutions that meet customer expectations and thus translate these requirements into sales.

Staff at our wholesale customer service centres are responsible for all data, telephony and interconnect orders placed by our wholesale customers and process orders and quotation requests. Our highly trained customer service staff are a key component in our relationship with our wholesale customers. Positive interactions with customers are ensured through effective communication with our customer service teams and by working closely with our sector and account managers.

The systems we use in our wholesale customer service centres help us to deliver quality service to our customers. These include a carrier pre select order handling system, which processes single line carrier pre select orders automatically, a single billing through WLR order handling system which automatically processes the majority of orders and an online ordering, fault reporting and tracking system for ADSL bitstream products which enables us to manage ADSL bitstream orders and faults in an efficient and timely manner.

Strategy

We intend to continue to improve our relationships with our wholesale customers by focusing on the specific business dynamics of each of our customers and understanding the opportunities for future growth in these relationships.

Competition

The Irish telecommunications market, including the market for fixed-line voice telecommunications services, was fully opened to competition on 1 December 1998. Since market liberalisation, we have experienced a significant increase in the level of competition, and we expect that competition will continue to increase from new and existing competitors. We also expect to see continued significant change in the mix of traffic on our fixed-line network, with a movement away from higher margin local and national calls to lower margin internet access calls and wholesale calls, reflecting increased competition, the growth of internet usage and the impact of fixed mobile substitution. The changing mix is also being driven by the migration of customers from dial-up internet access to broadband services.

With the introduction of carrier pre-selection and the development by competitors of their own networks, competitors are in a stronger position to compete actively for local, national and international calls. Over the last year, competitors have begun to compete strongly in the access market through the adoption of single billing through WLR. ComReg estimates that the new entrants’ share of the fixed-line market has been approximately 21%C, based on turnover data supplied by OAOs for the three years ended 31 December 2004. We expect that the emergence of new mobile operators and the potential emergence of MVNOs and other mobile service providers will continue to increase competition in an already competitive market.

Competition in the retail market

In the residential market, our primary competitors are BT Ireland and Smart Telecom. In addition, we face competition from resellers, including Euphony, Vartec, Hometel, Cinergi, IFA Telecom, Access Telecom, Gaelic Telecom and Swiftcall, who are active in promoting their services using mailings to potential customers, door-to-door canvassing, canvassing in public places such as shopping centres and supermarkets and referral marketing. Resellers do not have their own network and purchase bulk minutes from OAOs . We also face competition from cable TV operators who offer services over their own networks as well as through the resale of minutes from other networks.

Our competitors can avail themselves of two forms of indirect access to acquire customers on our network: carrier selection, whereby the customer dials a specific access number before each call to access the competitor’s network; and carrier pre-selection, whereby calls from a customer are automatically routed onto the competitor’s network. We have an advanced win-back programme in place. We have developed a traffic analysis system that enables us to identify many of our former customers lost to competitors. Since carrier pre-selection was introduced in January 2000, we estimate based on our internal traffic analysis system that we have succeeded in winning back approximately 59% of customers who have moved to OAOs . However, on 24 September 2003 ComReg adopted a package of measures, which applies to all authorised operators, including a direction to amend the industry code of practice to impose a three month “no contact” period for all carrier pre-selection win-back activities. Win-back activities relating to single billing through WLR services are subject to the previously directed “no contact” period of four months. This package also includes an initiative on price transparency, sales practice monitoring by ComReg to ensure compliance and various enforcement measures. ComReg had indicated their intent to review this package after 18 months; to date no review has been undertaken.

In February 2005, Smart Telecom announced a bundled offering of PSTN line rental and broadband at a very aggressive price of €35 per month and have been reported in the press as having obtained 20,000 expressions of interest. Smart Telecom are still at the early stages of building out the infrastructure to deliver the service, based on unbundled local loop and co-location.

In April 2005, Esat BT rebranded as BT Ireland and launched a bundled PSTN and broadband offering at €49 per month.

In the business and corporate market, our primary competitors are BT Ireland and MCI. Both BT Ireland and MCI are able to offer customers direct access to their network, which is especially attractive for customers with high bandwidth requirements. In this market, customer demand extends beyond traditional voice services to leased lines, high speed switched data services, including ATM and frame relay, and managed service solutions, such as those offered by eircom business IP.

In January 2005, eircom Retail was selected by the Department of Education and Science to provide routers for all Irish primary and secondary schools as part of the Broadband for Schools programme. The estimated value of this contract is €1.8 million with scope for extension. The schools broadband access services contract which has an estimated value €16 of million over a three year period was split between Digiweb, Smart Telecom, Irish Broadband, BT Ireland, Last Mile & HS Data.

The number of mobile subscribers was reported by ComReg as 3.8 million as at 31 March 2005, corresponding to a
96%A penetration rate based on population. With a current focus on voice and SMS text messages and the continuing evolution of data services, we consider mobile operators as a major competitor to our fixed-line revenues. For information about the Acquisition and our re-entry into the mobile market, please see Part III — “Information on the Business — Reasons for the Rights Issue and Use of Proceeds”.

In order to remain competitive in the retail market, we will continue to evolve existing products and prices to respond to customer needs and to competition. In addition, we intend to develop new services and products that will enable growth of new revenue streams and exploit technology developments, which are attractive to our customers and help stimulate fixed-line voice and data services. For example, our portfolio of ADSL services and the introduction of our tiered flat rate internet access services are recent developments that provide us with a broad based set of services to address customers in both the consumer and business markets. We have developed other data services, including frame relay and IP services, to meet the needs of our business customers and continue to evolve these services to meet customer needs. Subject to regulation, we also seek to develop bundled access and call packages that encourage customers to use our services and offer them increased cost control and improved value for money. We are continuing to develop our TalkTime bundled services and have recently launched a TalkTime unlimited service for consumers. We will also continue to promote the advantages of fixed-line telecommunications over mobile services by highlighting the superior affordability, capacity, quality and reliability of fixed-line services.

Competition in the wholesale market

As we enter new wholesale markets we are in the process of changing our focus from the regulated, capital intensive products in our traditional portfolio to broadband connectivity and network facilities management. This change in focus is in line with the maintenance of our traditional interconnect business, from which the majority of our revenue from wholesale customers is currently derived. We also believe that broadband is one of the most significant opportunities for growth in the communications market.

In the wholesale market, we believe our primary competitors are BT Ireland and MCI, both of whom offer domestic and international wholesale services in other countries and are growing their presence in Ireland. E-net, ESB and Aurora are a sign that government utilities and government sponsored networks are being used to facilitate the development of competing operators. Other competitors include Cable & Wireless, Colt Telecom and Energis. We compete primarily in wholesale leased line sales and switched data services, including ATM and frame relay. In addition, we face competition in the national and international transit market. We believe that we will remain competitive based on overall value for money, taking into account price, network quality, centralised service management, geographic reach of field based support and quality of our account and project management. We compete in the wholesale market based on the comprehensive coverage of our network and the quality of our service.

Insurance

As an integral part of our risk management annual programme, we utilise third party insurance to mitigate a number of our residual risks. These risks include:

•	property damage and contingent business interruption;

•	employer, public and motor liabilities;

•	directors and officers liabilities;

•	errors and omissions; and

•	engineering liabilities.

Insurance cover for these risks is provided above specific self-insured deductibles and in some cases annual aggregates. This programme is renewed on an annual basis. In addition to the above programme, we also have insurance cover for our public securities transaction risks relating to the IPO in March 2004, and for the issuance of the Senior Notes and Senior Subordinated Notes in July 2003. It is our intention to place insurance cover for our public securities transaction risks associated with the Rights Issue and the Acquisition.

We believe risks covered, risk retentions and limits of insurance indemnity are broadly in line with similar companies in the same industry sector. The insurances are in full force and effect with all due premiums paid.

Outsourcing

We are reviewing and will continue to examine opportunities to outsource our requirements and functions in circumstances and on terms as may from time to time be considered appropriate.

Disposals and discontinued operations

Shortly before the acquisition of the entire share capital of eircom by Valentia Telecommunications, we began a transformation and restructuring programme to consolidate our operations around our core fixed-line business. In response to changes in the telecommunications environment, we exited our internet software development business and ceased development of our on-line content business. We also curtailed our presence in the United Kingdom.

In May 2001, we completed the demerger of our mobile communications business, Eircell, which was subsequently acquired from our then shareholders by Vodafone Group in exchange for shares in Vodafone Group. The demerger was effected by way of a distribution in specie to eircom shareholders during the financial period ended 1 November 2001. The impact on the Group reserves amounted to €176 millionP. In connection with the demerger, we entered into various agreements with Vodafone Group and Eircell, pursuant to which we agreed to provide each other with various services and to licence to each other a number of properties, and indemnified Eircell and Vodafone Group against various matters. We also agreed to certain non-compete restrictions which lapsed in May 2004.

In May 2002, we exited from our remaining 63% stake in Golden Pages, our directory services business. We received a cash dividend of €191 millionP in connection with our exit from the business as well as a management fee of €3 millionL, which was paid to us by Golden Pages.

In connection with the transactions outlined above, we gave customary warranties and indemnities. In addition, in connection with the demerger of our mobile communications business, we indemnified Vodafone Group against the demerger being found to be defective or invalid. This indemnity is uncapped and unlimited in time. We also indemnified Vodafone Group against 50% of any stamp or capital duty becoming payable as a result of the demerger and against any stamp or capital duties that may be owing in relation to transactions prior to and unrelated to the demerger.

Public takeovers

There have been no pubic takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares during the last and current financial year.

Patents, licences, industrial, commercial or financial contracts or new manufacturing processes

No material portion of our business is dependent on eircom specific or unique patents, licences, industrial, commercial or financial contracts or new manufacturing processes other than those generally found in similar telecommunications businesses.

Regulation

Overview

The basic framework for regulation of the Irish telecommunications market is laid out in a series of legislative acts, the most recent of which is the Communications Regulation Act 2002, and related statutory instruments, which have facilitated the development of competition, principally through the implementation of various EU directives relating to telecommunications.

On 24 April 2002, the EU adopted a new regulatory framework for all aspects of electronic communications networks and services across the EU. The NRF was implemented into Irish law on 25 July 2003.

The NRF includes a framework directive and four other specific directives on interconnection and access, universal service and users’ rights, the authorisation of operators and service providers and data protection. The main policy objectives of the NRF are to facilitate market entry by simplifying authorisation and licensing conditions and to introduce a more market-focused mechanism for assessing and designating operators with significant market power, by basing it on the concept of dominant position calculated in a manner consistent with competition law practice. National regulators also have greater flexibility to impose access and interconnect obligations according to national circumstances.

The focus of the NRF is, over time, to allow the transition of electronic communications networks from governance by sector specific ex-ante regulation to general competition law. In the long term, the amount of regulation should lessen as competition within the sector grows. In the short to medium term, however, ex-ante sector specific regulation will remain the predominant form of regulation. This new framework also provides operators with greater recourse to challenge the decisions of regulators. The regulator must follow strict procedures in imposing significant market power designations and obligations, and operators can resort to the Appeals Panel through which they can challenge certain decisions of the regulator.

The regulatory regime

ComReg

The present legislation vests all responsibility for regulating the telecommunications sector in Ireland in a three-person Commission for Communications Regulation, or ComReg, other than some residual functions which have been retained by the Minister, and the sector regulated by the Broadcasting Commission of Ireland. ComReg was established under the Communications Regulation Act 2002 as the independent regulator. The Minister may, in the interests of proper and effective regulation of the electronic communications market, give policy directions to ComReg to be followed by ComReg in the exercise of its functions. Prior to the establishment of ComReg, the telecommunications market in Ireland was regulated by the Office of the Director of Telecommunications Regulation, or ODTR, which was dissolved under the Communications Regulation Act 2002 that established ComReg. The chairmanship of ComReg rotates on an annual basis amongst the three Commissioners.

ComReg regulates electronic communications principally through a system of general authorisations, licences for radio frequency and rights of use for numbers. We operate our telecommunications business in Ireland under this regime. Prior to 25 July 2003, the most important licence under which we operated our business was the General Telecommunications Licence. This licence was replaced by a general authorisation on 25 July 2003, although some provisions remain in force for a transitional period, described under “The General Telecommunications Licence”, below. Through an amendment to the General Telecommunications Licence, we were awarded both narrowband and broadband wireless local loop licences, which currently remain in force and which permit us to provide General Authorisation services by wireless telegraphy.

The General Telecommunications Licence

Our General Telecommunications Licence was issued in 1998 for a period of 15 years. On 25 July 2003 our General Telecommunications Licence was replaced with a new general authorisation in connection with the implementation of the new EU directives described above, although some provisions remain in force for a transitional period.

We were required under our General Telecommunications Licence and under the new regime to pay a yearly levy, equal to 0.2% of our relevant annual turnover, to ComReg to defray its administrative costs. Various obligations under our General Telecommunications Licence that are triggered by our designation as having significant market power in various areas of our business, as described more fully below, remain in force pending such designations as may be made under the new regime.

General authorisations, licences and rights of use

We may not delegate, grant or otherwise transfer, any right, interest or entitlement in our general authorisation. ComReg has extensive powers to enforce or modify conditions to general authorisations, licences or rights of use and to issue directions under those conditions. It is an offence to fail to comply with the conditions of a general authorisation, licence or right of use. ComReg has the power to request information to verify compliance with such conditions and to apply to the Irish High Court for an appropriate court order requiring compliance, including an order directing that a financial penalty be paid to ComReg. ComReg may propose an appropriate penalty in light of the non-compliance, but the court will have discretion to determine the amount of the financial penalty. In addition, ComReg has the power to suspend or withdraw an authorisation, licence or right of use where, in its opinion, there has been a serious or repeated non-compliance with the conditions attached to a general authorisation, licence or right of use, or a failure to meet a specific obligation relating to significant market power or universal service. ComReg may also amend authorisations, licences and rights of use from time to time “where objectively justifiable and in a proportionate manner”. With the exception of decisions on enforcement, decisions of ComReg are subject to a statutory right of appeal to the Appeals Panel. There is also separately, under general administrative law, a right of judicial review of decisions of ComReg.

The NRF involves a change from a system of individual licences to a scheme of general authorisations for electronic communications networks and services, although individual licences and rights of use are still required to provide services involving the use of radio frequency and numbering. ComReg, being the national regulatory authority for Ireland, is charged with the implementation of the NRF in Ireland.

Operators that are designated as having SMP in markets specified under the NRF bear onerous obligations which are currently set out in the aforementioned EU Directives and the corresponding transposed Irish legislation (Statutory Instruments Nos. 305, 306, 307 and 308 of 2003). Under the previous regulatory regime, SMP obligations applied in four relevant markets, fixed networks and services, mobile networks and services, leased lines and national interconnect, where an operator was designated as having SMP in a relevant market if it held 25% or more of that market. These SMP obligations will continue to apply to us until new designations are made under the new regime.

Under the NRF, 18 relevant markets (as set out in the table below) have been identified by the European Commission as product markets in which SMP designations may be made. An operator will be designated as having SMP in a particular market if it has a dominant position, determined in a manner consistent with competition law practice. ComReg’s implementation of the market analysis process is ongoing. Before ComReg can designate us as having SMP, it is required to define the relevant market in accordance with the European Commission’s recommendations and competition law practice. It is also required to carry out a market analysis to determine whether or not there is effective competition in that market.

The table below contains a list of the 18 potential markets as identified by the EU in its “Recommendation on Relevant Markets”. It identifies (in the second column) those markets which are applicable to eircom, and indicates the current status of the implementation of the market analysis process under the NRF. The table also identifies those markets where a final decision has been reached by ComReg in designating SMP on operators, as well as those markets in which a final decision has not been reached but is at the draft decision stage.

EU Regulatory Framework — Position at 19 August 2005
	Market	Designated SMP Operator	Draft Decision	Final Decision
Retail	Fixed network
	Residential access*	eircom	✓
	Business access*	eircom	✓
	Residential national calls*	eircom	✓
	Residential international calls*	eircom	✓
	Business national calls*	eircom	✓
	Business international calls*	eircom	✓
	Retail leased lines comprising: National leased lines up to 2 Mb/s National leased lines above 2 Mb/s International leased lines	eircom None None		✓

Wholesale	Fixed network
	Call origination	eircom	✓
	Call termination	eircom	✓
	Transit services	eircom	✓
	Unbundled access (including shared access)	eircom		✓
	Broadband access i.e. bitstream**	eircom		✓
	Terminating segments of leased lines	eircom		✓
	Trunk segments of leased lines	eircom		✓
Mobile networks
	Access and call origination	Vodafone and O2		✓
	Call termination	All network operators		✓
	International roaming	—		Delayed
Broadcasting networks
	Transmission to broadcast TV and radio	RTÉ Transmission Networks Limited		✓

*	ComReg is attempting to treat residential and business markets as one inclusive market.
**	In August 2005, ComReg issued a consultation proposing a revised control.

ComReg has discretion, subject to EU Commission approval, not to elect one or more of the markets identified by the EU Commission and/or to elect additional markets that are not contained in the EU Commission recommendation. ComReg has proposed to define the retail calls and access market to include residential and non-residential users, notwithstanding that these are separate markets in the EU recommendation. ComReg has notified to the EU Commission its intent to conduct market analyses on two markets additional to the 18 recommended markets: the national market for payphone access and call services and the wholesale national market for international transit. ComReg is currently collecting market data from industry players and will undertake its market analyses in due course. As discussed ComReg has or is proposing to designate us with SMP in most of the fixed markets in which we operate with certain exceptions including the retail national leased lines above 2Mb/s, and international leased line markets.

Once an operator has been designated as a SMP operator in a market, ComReg is obliged to impose such obligations on that operator as ComReg considers appropriate, including obligations of transparency, price control, and cost orientation of prices.

The table above illustrates that ComReg has issued the following decisions that directly impact us:

•	final decisions in five markets. We have appealed the final decisions in relation to the wholesale “Broadband Market” (D3/05) and on the market definition for wholesale terminating and trunk segments of leased lines. In respect of the retail markets, regulatory obligations have been lifted from eircom in the markets for international leased lines and national leased lines above 2Mb/s;

•	draft decisions in a further six retail markets. ComReg is attempting to define the retail markets differently to the EU Recommendation on Relevant Markets. We are objecting to this measure by ComReg. ComReg has proposed to designate us with SMP on the relevant wholesale markets and regulatory obligations will therefore continue to apply; and.

•	draft decisions in a further three wholesale markets. ComReg has proposed to designate us with SMP on the relevant wholesale markets, and regulatory obligations will therefore continue to apply.

Regulation of our products and services

Retail price regulation

Where ComReg finds a lack of effective competition in a relevant market for a retail service, or where the provider of a service has a dominant position in the market for the supply of those services, it may choose to impose a price cap. The retail price cap may be imposed for a specified basket of telecommunications services offered by a relevant provider and for specified services within that basket. The allowable percentage change under retail price caps in Ireland is tied to the percentage increase in the CPI plus or minus a factor set periodically by ComReg.

The current retail price cap order came into operation on 4 February 2003 and applies solely to eircom. This order places a price cap on tariffs charged on a specified basket of our retail products and services. The retail price cap requires that a weighted average of the prices of the products in the basket increase annually by no more than the CPI minus 0%. This order replaced the previous price cap which imposed a limit on increases in the relevant basket to no more than CPI minus 8%. The current price cap also removed the sub-caps on prices for individual services in the basket which applied under the previous order.

As part of the NRF market review process, ComReg published a draft decision relating to the fixed-lines and fixed calls markets in March 2005. The draft decision provides that the retail price cap be maintained at CPI minus 0% on a basket of services until the market is next reviewed. ComReg has based its market assessment on a time horizon of about 2 years, which is the expected duration of the decision when adopted. ComReg also proposes that there be a sub-cap on PSTN line rental of CPI minus CPI (i.e. no increase in nominal pricing) for one year thereafter reverting to CPI minus 0%.

The main basket items included under the current price cap are as follows:

•	the rental of PSTN and ISDN lines;

•	initial connection and takeover of PSTN and ISDN lines;

•	local calls;

•	national calls;

•	operator calls;

•	payphone calls; and

•	fixed-to-mobile calls.

International calls and directory enquiry calls are not directly within the retail price cap except as part of payphone charges and the VUS control bill.

ComReg has introduced a code of practice for tariff transparency with the stated objective of ensuring that service providers present tariff information that is accurate, comprehensive and accessible. The code of practice is designed to ensure that service providers present transparent and up to date information on standard tariffs covering access, all types of usage charges, maintenance charges and including details of standard discounts applied and special and targeted schemes.

In addition, ComReg is currently conducting a process aimed at improving tariff transparency in the telecommunications market. The stated objective of the exercise is to “provide a fair, broad based comparison of alternative tariffs”. In support of this process ComReg are proposing the establishment of an interactive tariff web site for consumers and are currently collecting product and service usage data from operators, including eircom.

Interconnect

As we are currently designated as having significant market power in the fixed voice telephony market, we must offer interconnect services to OAOs seeking such services, by means of the publication of a RIO. This sets out the rates, contract terms and conditions at which we offer interconnect services. These must be non-discriminatory and transparent. We must also ensure that our cost accounting systems are suitable for implementing our interconnect obligations. ComReg may compel us to justify our RIO.

RIO prices are based upon the long run incremental costs of providing interconnect services, plus a rate of return on investment. ComReg has issued various notices and decisions relating to the methodology for calculating these prices, including the calculation of costs that may or may not be included in setting RIO prices as well as the appropriate rate of return on investment we are permitted to have. We make regular submissions to ComReg in relation to such notices and decisions, and in particular have urged ComReg to adopt modified models as a basis for the calculation of costs and, ultimately, RIO pricing.

On 3 February 2003, ComReg issued a decision notice that provides that a nominal pre-tax cost of capital of 11.5% will be used as the basis for allowing us an adequate rate of return for regulatory purposes, including for setting RIO and various other wholesale rates, until ComReg decides otherwise. This supersedes a rate of 12% set by ComReg in 2000.

In February 2003, ComReg issued a consultation paper seeking responses from operators on a number of issues relating to interconnect services, including whether a price cap should be introduced for interconnect services, and the method by which carrier billing and administration costs could be recovered, if at all. In May 2003, ComReg stated that it believed in principle that a wholesale price cap should be introduced and that it would consult further in a separate paper on this matter shortly. In August 2003, ComReg further noted that it found the responses received in regards to the consultation helpful and, where appropriate, would factor the responses into its analysis. ComReg has also recently commenced a bottom-up review of the costings for eircom’s core network. The outcome of this review may serve as an input to the setting of a wholesale price cap by ComReg.

As part of the implementation of the NRF, ComReg has published a draft direction on the market analysis for interconnect markets in Ireland and it issued a draft decision in May 2005. It is unlikely that any of the obligations relating to pricing of our interconnection services will be relaxed as a result of this process.

Policy directions issued by the Minister on 26 March 2004 require ComReg to review the pricing structure for interconnection and leased lines having regard to developments at EU level. ComReg were required to report to the Minister within six months of the date of issue of this policy direction on the areas of the interconnection and leased line sector that are not competitive and identify what additional legislative, regulatory or enforcement measures, if any, are required. The Minister’s stated goal for this initiative is to ensure that the pricing structure for interconnection and leased lines advances competition in the telecommunications sector. ComReg reports to the Minister on an ongoing basis regarding the progress of SB-WLR. In September 2004 there was a change of Minister. No further action on this matter has since been taken by ComReg or the Minister.

On 23 September 2004, ComReg published a Decision Notice on the finalisation of the 2002/03 Interconnect Conveyance Rates. On 22 December 2004, ComReg published a Decision Notice on the finalisation of the 2003/04 Interconnect Conveyance Rates. The cumulative effect of these two changes was a reduction of approximately 4% in our rates.

On 22 April 2005, ComReg issued a direction to eircom which finalised the NTC rates for the period April 2003 to April 2004. Settlement of these rates involves once off retrospective payments by us to other operators and by other operators to us.

Partial private circuits

Partial private circuits are partial leased lines that connect a customer’s premises to the point of connection between our network and that of another authorised operator. OAOs that own a core network can use partial private circuits, which are priced off a different tariff schedule, as a substitute for wholesale leased lines. The price at which we provide partial private circuits is regulated by ComReg under our RIO and is required to be based on long run incremental costs. Following completion of a review by ComReg of our cost calculations, in February 2004 we reduced our prices for partial private circuits by approximately 20%. Following a recent review by ComReg we expect the current pricing to apply up to 31 March 2006.

ComReg has recently commenced a bottom-up review of the costings for eircom’s core network. It is expected that this review will be completed before the end of 2005. The outcome of this review may impact the pricing of PPCs and other wholesale products that use our core network after March 2006.

Leased lines

Leased lines are fixed point-to-point and point-to-multi-point connections providing dedicated capacity between locations and are used for high volume voice, data or multimedia transmission. We offer leased lines on a wholesale and on a retail basis. We are required to submit proposed prices or price changes to ComReg for approval. The prices at which we offer leased lines must be cost oriented. Our retail leased line prices were last amended in June 2000. ComReg has indicated on a number of occasions that it intends to review leased line prices and from time to time has sought cost and market share data in relation to leased line prices. ComReg has not indicated to us that an immediate review is being initiated. However, under the ministerial direction to ComReg issued on 26 March 2004, ComReg is obliged to review the pricing structure of our leased lines within six months of the date of issue of the policy direction. No recent action on this matter has since been taken by ComReg or the Minister.

We are required by ComReg to offer leased lines to OAOs on a wholesale basis at a price equal to the retail price (including discount prices for leased line products) less a discount of 8%. ComReg recently finalised its analysis under the NRF of the wholesale markets for terminating segments and trunk segments of leased lines. In a decision notice published in March 2005, we were directed that prices we charge to any other undertaking for access to or use of a wholesale leased line of capacities up to and including 2Mb/s shall be at least 8% less than the retail price. Wholesale leased lines of capacities above 2Mb/s must be offered to other operators on terms and conditions equivalent to those offered to our retail division. Regulatory obligations in the markets for retail leased lines above 2Mb/s and retail international leased lines were lifted. On 26 April 2005, we appealed to the Appeals Panel parts of the decision relating to the definition of the boundary split between trunk and terminating segments of leased lines and the requirement for wholesale leased lines. We are awaiting the hearing of the appeal.

ComReg has issued a number of directions which require us to transfer leased lines with a minimum interruption in service, at prevailing wholesale terms and conditions, if a retail customer wishes to switch to another provider for leased line services. ComReg issued the most recent direction in relation to the transfer of leased lines from retail to wholesale customers on 15 January 2004. The required process has been implemented. In April 2005, ComReg re-opened discussions with the telecoms operators to conclude its draft direction in relation to the transfer process for OAO to OAO and OAO to eircom leased lines transfers. Finalisation of the draft direction would require us to implement a cost oriented and efficient in-situ transfer process with corresponding tariffs within three weeks of the date of the direction. These would have to be implemented one month after the date of the final direction. The in-situ process would be implemented one month thereafter.

Unbundled local loops

We are obliged to make our copper cables, or local loops, that run from customers’ premises to the local exchange, available to OAOs. The local exchange lines we make available are referred to as “unbundled local loops”. OAOs may site their equipment in or adjacent to our local exchanges so that they can use our local access network directly by connecting their equipment to it. They are then able to use our access network to offer services directly to the customer.

We are obliged to meet reasonable requests for new forms of full and shared unbundled access to our local loop and related facilities under transparent, fair, reasonable and non-discriminatory conditions. An assessment of whether a request for access is reasonable is made with reference to criteria set out in the applicable regulations.

The prices at which we offer unbundled local loop services has been an area of contention between eircom and ComReg, including two previous legal challenges by eircom to ComReg directions. The prices for these services are regulated through our ARO. In November 2004, ComReg directed that the monthly rental for eircom’s unbundled loop metallic path (ULMP product) would be set at €14.65 per month from 1 December 2004 for a period of twelve months, with increases on 1 December 2005, 1 December 2006 and 1 December 2007, limited to no more than the level of CPI. See Part III — “Information on the Business — Wholesale products and services — Unbundled local loops”.

The pricing for shared access to eircom’s unbundled loops was not addressed in the November 2004 ComReg direction. ComReg is currently conducting a consultation on this pricing and published a draft decision in March 2005 proposing that no copper costs remain to be recovered from the shared access service as they consider that eircom’s access prices are fully rebalanced. The current price for shared access of €7.52 per month recovers approximately 50% of the costs of a copper loop whereas in its draft decision ComReg proposed a rental price of €0.39 per month. We have responded to the draft direction objecting to ComReg’s proposals and are awaiting a response from ComReg.

On 14 February 2005, we lodged an appeal with the Minister against ComReg Decision Notice D1/05 of 18 January 2005, which purported to direct us in relation to a response to newly requested forms of access to our network, including newly requested forms of LLU access. On 15 February 2005, and notwithstanding our notification of appeal to the Minister, ComReg issued an enforcement order seeking to compel us to comply with the directions in Decision Notice D1/05. On 17 February 2005, we instituted judicial review proceedings in the Irish High Court of ComReg’s enforcement orders and directions to the extent that they negated our right of appeal. On 29 July 2005, the High Court ruled in our favour, declaring that ComReg could not operate Decision Notice D1/05 and the enforcement orders in such a manner as would impair or curtail our right to appeal Decision Notice D1/05 to the Appeals Panel. Our appeal against Decision Notice D1/05 will now proceed in the normal course.

On 30 June 2005, we had 2,321 shared access local loops and 874 fully unbundled local loops.

ADSL bitstream

ADSL bitstream is a broadband access product comprising a high-speed access link to the customer’s premises, which we create by installing ADSL equipment and configuring our local access network and making it available to OAOs. As of 30 June 2005, seven operators had purchased our ADSL bitstream service on a total of approximately 32,000 lines.

While ComReg does not directly set prices for ADSL, it currently requires us to offer our wholesale bitstream services at a price below that at which we offer our retail ADSL services, which enables our competitors to achieve a profit on reselling these services. We currently offer our wholesale bitstream services at prices on average 40% below those of our comparable retail products. We expect ComReg to commence the process of revising the wholesale bitstream access price control in the later part of 2005.

In February 2005, ComReg designated us with SMP in the wholesale bitstream market. Under this designation there are interim price controls set on our wholesale bitstream services, the price being set at the retail price less a defined monetary amount depending on the particular bitstream product. We have lodged an appeal to the Appeals Panel and are awaiting the appeal to be heard. In August 2005, ComReg issued a consultation proposing a revised control.

In January 2004, ComReg directed us to offer a bitstream port transfer product and process. This facilitates a customer with an existing ADSL service switching to another authorised operator without the need for a significant break in service.

In April 2005, we increased the download speeds of our bitstream products to support higher speed retail products. In June 2005 we announced the introduction of a ‘time based’ bitstream product, which has been available to OAOs since 7 July 2005.

Number portability

Geographic number portability permits a customer with a telephone number that was assigned based on geographic location to retain that telephone number when changing local service providers, provided the customer’s telephone line remains physically located within the same geographic area. Non-geographic number portability similarly permits customers with numbers that are standard throughout the country, including Freefone and premium rate service customers, to migrate to another authorised operator without changing their telephone number. Number portability was intended to remove the significant barrier to competition believed to result from customers having to change their telephone numbers if they wanted to change service providers.

Each operator is responsible for making its network capable of handling number portability. We and each other operator are responsible for certain individual costs in relation to this activity, while certain other costs are shared between operators.

Carrier pre-selection

We are also required by ComReg to provide carrier pre-selection facilities. Carrier pre-selection allows customers on our network to access the services of a competing network operator by pre-selecting that operator to carry every call of one or more specified type. Without carrier pre-selection, a customer can select another authorised operator for a particular call by dialling a three or four digit access code before each call. The introduction of carrier pre-selection makes it easier for our customers to choose competing operators to handle their calls. On 5 February 2004, ComReg published a guide for consumers on carrier pre-selection which provides details of OAOs offering the service to residential and small business customers.

Carrier pre-selection enhancements

In July 2002, ComReg directed us to provide additional services as enhancements to carrier pre-selection, including carrier pre-selection single billing through WLR, carrier pre-selection through agency re-billing and ancillary services.

In January 2003 ComReg directed the implementation of single billing products: Single Billing Products through Wholesale Line Rental (SB-WLR), Agency Rebilling (SB-AR) and Wholesale Ancillary Services (WAS). Under SB-WLR we are obliged to offer OAOs a wholesale version of retail line rental with all calls being carried through CPS. SB-AR is an agreement for onward billing to the end-user. These services are designed to allow OAOs to combine line rental and call services in a single bill, increasing the competitiveness of services offered by those operators.

Carrier pre-selection single billing through WLR

Carrier pre-selection single billing through WLR allows an authorised operator to resell our access service. We maintain and repair the access line, which remains connected to our switched network, and bill the operator for the use of the line. The operator bills the end customer for the operator’s bundled service. As a prerequisite for this service, the end customer must choose the relevant operator to carry all calls using carrier pre-selection.

Carrier pre-selection single billing prices are subject to approval by ComReg

Consistent with the Minister’s 26 March 2004 policy direction to ComReg, on 31 March 2004 we launched our enhanced carrier pre-selection single billing through WLR product. On 31 March 2004, ComReg have directed that from 1 April 2004 prices for the WLR product will be set at retail price less 10%. This margin still applies in June 2005. In March 2005 ComReg published a draft direction on the market analysis for the Retail Fixed Narrowband Access Markets. ComReg stated that it intends to continue with the application of the retail minus price control for WLR for the period of the market review.

Carrier pre-selection single billing through agency re-billing

Carrier pre-selection single billing through agency re-billing enables an operator to bill the end customer for all services delivered over a particular line. As with carrier pre-selection single billing through WLR, a prerequisite for this service is that the end customer must have made a carrier pre-selection for all call types with the relevant operator. We were to have agreed pricing for carrier pre-selection single billing through agency re-billing with ComReg no later than 2 June 2003. We submitted our proposed prices to ComReg, but these prices have not yet been approved. ComReg has not proceeded to implement this product as there was no demand. However, the original direction still holds.

Ancillary services

We are also required to make call tracking, call barring, voicemail, call waiting, three way calling and alarm/reminder call and similar services available to all operators as ancillary services to carrier pre-selection single billing through WLR. These services are provided through the SB-WLR product.

Restrictions on win-back activities

Following a consultation process, on 24 September 2003, ComReg adopted a package of measures, which also apply to all OAOs and re-sellers, including a three-month “no contact” period for all CPS win-back activities other than win-back activities relating to carrier pre-selection single-billing through WLR services, to which a “no contact” period of four months applies. The package also includes an initiative on price transparency, proactive monitoring by ComReg to ensure compliance and various enforcement measures. ComReg reviews win-back procedures on an ongoing basis. Following complaints from OAOs and us, and subsequent investigations by ComReg, other operators and we have on several occasions been found in breach of the CPS code of practice. ComReg has on a number of occasions published these breaches.

As a consequence of a number of complaints from OAOs and subsequent findings by ComReg that eircom was in breach of the CPS code of practice, ComReg directed eircom to adopt a procedure whereby all eircom representatives who make contact in person with consumers must offer to provide written confirmation to the consumer of any rate quoted or rate comparison made during all contacts where a rate is quoted or a rate comparison is made. eircom has notified ComReg that it has complied with this direction.

If we are found to be in further violation of applicable laws and regulations in relation to our winback activity, we could be subject to financial penalties and ComReg could further restrict our procedures or initiate enforcement proceedings.

FRIACO

FRIACO is an unmetered interconnection service that provides capacity from originating customers to the point of connection of an operator. Authorised operators that are also ISPs use this service to offer bundled or unmetered internet access. It is also used by authorised operators to offer capacity for onward resale to other ISPs. ComReg required us to begin providing this service in February 2003, to facilitate OAOs’ introduction of retail offerings by June 2003. The price at which we are required to offer this product is set by reference to the number of ports provided to the OAO, and the price that would be charged under our RIO for the projected volume of traffic for each port. Having reviewed our cost information, on 21 February 2003 ComReg determined a final price to apply for the FRIACO product for six months from this date. ComReg reserved the right to review FRIACO pricing at six month intervals, but to date has not exercised this right.

VoIP

On 14 October 2004, ComReg published a direction in which they nominated the code “076” as the code for PSTN access to VoIP services in Ireland. This was followed on 21 March 2005 by a set of directions to enable the opening of access to this number range by 1 May 2005. The directions included a direction to eircom to set one initial price point to facilitate the introduction of VoIP services. This price point will be known as “VoIP Local” and have per second rates of 0.0679c, 0.0174c and 0.0174c for daytime, evening and weekend respectively, excluding VAT.

Universal service obligations

Irish and EU law requires ComReg to promote the provision of a defined set of basic telephony services to all users in Ireland independent of their geographical location and at an affordable price, whether or not the provision of those services is economic. ComReg satisfies these requirements, in part, by designating one or more operators as having a USO to provide these services. The universal service elements that must be provided are essentially basic voice services, standard fax and low speed data services of specified quality and reasonable access to public payphones and directory enquiry services.

In Ireland, we are the only operator that has been designated by ComReg as having USO. On 25 July 2003, we were designated under the NRF as the sole universal service provider for a period of three years. All of our previous obligations relating to the provision of telephone lines, payphones and directory services have been maintained. Our obligations have been extended to include service to people with disabilities and to provide geographically averaged prices throughout Ireland, which has always been our practice. Previously, we provided these services on a voluntary basis. ComReg has discretion to withdraw a designation, or part of it, or withdraw a designation for a particular area of Ireland and designate another operator or operators as having USO, and may review and amend any aspect of the designation.

In March 2005, ComReg initiated a consultation on two aspects of eircom’s USO: the provision of access at a fixed location and the provision of functional internet access.

With respect to provision of access at a fixed location, ComReg has proposed that a threshold of €7,000 be applied when eircom considers requests for services that are costly to provide. If the cost of providing service is below the threshold, eircom should consider the request as ‘reasonable’ and supply service for the standard connection fee, which is currently €107.43 (ex VAT). If the cost is above the threshold, eircom should supply service if the customer agrees to pay the amount in excess of the threshold, and the standard connection fee.

With respect to provision of functional internet access, ComReg has proposed a minimum data rate of 28.8Kb/s with a target of 94% of telephone lines meeting this minimum data rate by June 2006. This proposed data rate is consistent with eircom’s investment plans. We expect ComReg to publish a final decision notice shortly.

There is a statutory provision that permits ComReg to establish a fund that would allow us to recover part of the costs of meeting our USO, if ComReg determines that the net cost of meeting our USO is an unfair burden on us. We have completed an independent study of the net cost of USO on the Company and we are considering seeking the establishment of such a fund in the current year based upon a detailed and independent study of our net USO costs.

Accounting separation consultation

On 10 March 2005, ComReg initiated a consultation on the contents and form of eircom’s separated accounts. We recently submitted our response to this consultation on 3 June 2005, objecting to many of ComReg’s proposals which would significantly increase our accounting separation and cost accounting obligations. ComReg’s final decision is pending.

Compliance

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we have put internal controls in place that we believe will prevent such events from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005.

If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines

Impending regulation

In the current calendar year we expect, based on our understanding of ComReg’s ongoing work programme, that ComReg’s agenda will continue to be focused on implementing the NRF. We expect that by the end of 2005 ComReg will have completed its analysis of the remaining fixed markets and will have informed the EU Commission of the ex-ante regulatory obligations it intends to impose on operators which it has designated as having SMP in such markets.

Competition regulation

The Irish Competition Act 2002 regulates competition generally by prohibiting anti-competitive arrangements and abuse of a dominant position. The Irish Competition Authority is responsible for the administration and enforcement of this act. A person guilty of an offence under the Competition Act may be liable to fines of up to the greater of €4 million or 10% of turnover and/or imprisonment for up to five years.

The Competition Act introduced substantial changes to the current provisions relating to criminal offences and penalties and introduced a new regulatory regime for mergers and acquisitions.

Under the Competition Act, the Competition Authority is given the power to:

•	consider and, if appropriate, grant clearance to, or prohibit, merger agreements which have been notified to it (although the Minister also reviews and can hand down clearance or prohibition decisions on “media mergers” under the Competition Act);

•	investigate arrangements and dominant positions that are suspected of being anti-competitive;

•	investigate competition related matters referred to it;

•	study and analyse any practice or method of competition; and

•	institute civil and/or criminal proceedings in the courts to enforce the Competition Act. The Competition Act is also enforced through private litigation.

Although the Competition Authority has sole jurisdiction to enforce Irish competition laws, there are some areas where ComReg’s powers to enforce telecommunications law may overlap with the Competition Authority’s jurisdiction. The Competition Act contains provisions for co-operation between the Competition Authority and other statutory bodies, including ComReg. Pursuant to these provisions, ComReg and the Competition Authority entered into a co-operation agreement in December 2002.

In addition, we are also subject to European Community competition law.

Non-Irish regulation

Although we principally provide telecommunications services in Ireland, we also provide some telecommunications services outside Ireland in the United Kingdom and the United States through certain of our subsidiaries and related companies, and are accordingly subject to their laws. Prior to 25 July 2003 in the United Kingdom, through subsidiaries, we operated under public telecommunications operator licences issued under the UK Telecommunications Act 1984. These licences enabled us to provide facilities-based telecommunications services both within the United Kingdom and from the United Kingdom. In the United States, through a subsidiary, we have an international carrier’s licence, also known as a section 214 licence, which allows us to provide both facilities-based and resold telecommunications services, including voice and data services originating in the United States and terminating in countries outside the United States, including Ireland. The UK Government has replaced the system of licensing telecommunications in the United Kingdom from 25 July 2003 with the provisions of the Communications Act 2003, and the requirement to hold a licence has been replaced by general authorisations. Such general authorisations, broadly similar to those applicable in Ireland as described above in “General Authorisations, Licences or Rights of Use” govern our services within and from the United Kingdom from 25 July 2003. More onerous regulatory obligations will apply to those undertakings found by the UK Office of Communications, or Ofcom, or with respect to decisions taken before 29 December 2003, the UK Director-General of Telecommunications, to have significant market power in certain specified markets.

In a decision dated 28 November 2003 the Director-General of Telecommunications of Ofcom determined that our UK subsidiary, eircom UK, along with all other providers of fixed networks in the UK, has significant market power in the market for fixed geographic call termination. The Director-General further decided to require eircom UK to provide network access if reasonably requested to do so and to do so on fair and reasonable terms. The Director-General’s stated view is that any of our fixed geographic call termination charges that are not based on BT plc charges are unlikely to be fair and reasonable.

While this measure does affect the ability of eircom UK to set termination charges in the UK, its current effect is minimal on eircom UK. In the UK, eircom mostly uses BT’s network for terminating call traffic. Therefore, eircom benefits from regulatory measures imposed by Ofcom on BT which have the effect of reducing call termination charges.

Part IV

DIRECTORS AND SENIOR MANAGEMENT

1.    DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

A list of the members of our Board of Directors is set forth in the table below.

Name	Age	Position
Sir Anthony O’Reilly	69	Chairman
Con Scanlon(1)	51	Vice Chairman
Dr Philip Michael Gerard Nolan	51	Director, Chief Executive Officer
Peter Eugene Lynch	47	Director, Chief Financial Officer
Cathal Gerard Magee(1)	52	Director, Managing Director, Retail
David Francis McRedmond	43	Director, Commercial Director
John Gerard Conroy(1)	45	Non-Executive Director
Didier Jean-Claude Delepine	58	Non-Executive Director
Irial Finan	48	Non-Executive Director
Kevin Christopher Melia	58	Non-Executive Director
Padraic Joseph O’Connor	56	Non-Executive Director
Maurice Alan Pratt	50	Non-Executive Director
Donal Michael Roche	52	Non-Executive Director

(1)	Denotes an ESOT appointee.

The business address for the Directors is c/o 114 St. Stephen’s Green West, Dublin 2.

Sir Anthony O’Reilly has served as the Chairman of the Board of Directors of Valentia Telecommunications since 27 May 2001, as the Chairman of the Board of Directors of eircom Group since its formation and as Chairman of the Board of Directors of eircom since 16 November 2001. He is Chief Executive and the largest shareholder of Independent News & Media PLC, the international media and communications group having resigned as Chairman in June 2004. In addition, he is Chairman of Waterford Wedgwood plc. Previously Sir Anthony was with H.J. Heinz Company and retired as Chairman in September 2000 after leading the company for nearly 30 years. He is a solicitor and earned a PhD in agricultural marketing from the University of Bradford in 1980.

Con Scanlon has served as Vice Chairman of the Board of Directors of Valentia Telecommunications since 9 November 2001, as the Vice Chairman of the Board of Directors of eircom Group since its formation and as Vice Chairman of the Board of Directors of eircom since 16 November 2001. Mr Scanlon has stepped down as a Non-Executive director and Chairman of the ESOT and has taken up the role as General Manager of ESOT with effect from 12 July 2004. Mr Scanlon has served as a director of a number of our group entities since 1998. Previously, he was General Secretary of the Communication Workers Union or CWU, from 1998 until 9 July 2004, assistant General Secretary of the CWU from 1990 to 1998 and President of the Communications Union of Ireland between 1986 and 1990, before its merger with the Postal and Telecommunications Workers Union to form the CWU. Mr Scanlon was an employee of eircom between September 1970 and September 2003.

Dr Philip Nolan has served on the Board of Directors of Valentia Telecommunications since 26 February 2002, on the Board of Directors of eircom Group since its formation and as Chief Executive Officer and Director of eircom since 30 January 2002. Dr Nolan is a Non-Executive Director of De La Rue plc, the Irish Management Institute and Providence Resources plc. He was previously Chief Executive Officer of Lattice Group plc from October 2000, Chief Executive Officer of Transco plc from December 1999 and served as a Director of BG Group plc. Dr Nolan joined British Gas, now known as BG Group plc, in 1996. Before joining British Gas, he spent 15 years at the entity now known as BP plc.

Peter Lynch has served as Chief Financial Officer of eircom since January 2001 and on the Board of Directors of eircom Group since 18 March 2004. He is a Director of the ESOT and a trustee of eircom’s main pension fund, the eircom Superannuation Fund. Prior to joining eircom, Mr Lynch was Group Finance Director of Adare Printing Group plc from 1995 to 2000. Mr Lynch was at ABN AMRO Stockbrokers Ltd and Riada Corporate Finance Ltd from 1990 to 1995 and was Managing Director of stockbroking prior to departing. He is a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Securities Institute.

Cathal Magee has served as the Managing Director of eircom retail since January 2002 and on the Board of Directors of eircom Group since 18 March 2004. Mr Magee has previously served as managing Director, eircom Ireland, and Managing Director, business transformation. He joined eircom in March 1995 as Group Human Resources Director. He is a Director of the ESOT. Prior to joining eircom, Mr Magee worked for the National Australia Banking Group from 1992, initially at its subsidiary National Irish Bank and then moved within the group to Yorkshire Bank plc as head of human resources. From 1988 to 1992 he was also Director of Human Resources and Business Restructuring with Bord na Móna.

David McRedmond has served as eircom’s Commerical Director with responsibility for strategy, regulation and corporate communications since June 2002 and on the Board of Directors of eircom Group since 18 March 2004. From December 1999, Mr McRedmond had served as our Director of Enterprises which included responsibility for Golden Pages Limited and eircom Phonewatch Limited. Mr McRedmond is currently Chairman of eircom Phonewatch Limited, an eircom subsidiary company. From June 1998 until joining eircom, Mr McRedmond was Chief Executive Officer of WH Smith USA, an airport development business and previously he held a number of retail executive posts in the United Kingdom.

John Conroy has served on the Board of Directors of Valentia Telecommunications since 7 December 2001, the Board of Directors of eircom since 11 December 2001 and the Board of Directors of eircom Group since its formation. Mr Conroy is the Chief Executive Officer of Merrion Capital Group, a Dublin-based stockbroking and corporate finance company. He serves as a Director on several Merrion entities, as well as Iona Technologies plc, a middleware software company. Prior to joining Merrion, Mr Conroy served as head of the NCB Group Limited’s equity research department between 1993 and 1997 and as head of NCB’s overall equity division in 1997.

Didier Delepine has served on the Board of Directors of eircom Group since 18 March 2004. Mr Delepine was President and Chief Executive Officer of Equant N.V., a leader in data, global networking and managed communications solutions for multinational organisations from 1998 to 2003. Prior to that time he occupied several executive positions with SITA the global network provider to the airline industry. Mr Delepine is Senior Fellow and member of the Board of Advisers of Adventis, a Boston consulting firm. He is also adviser to the Board of Directors of Viatel Ltd.

Irial Finan has served on the Board of Directors of eircom Group since 18 March 2004. Mr Finan joined the Coca-Cola Company in August 2004 and was named President of Bottling Investments, a newly established position responsible for managing the Company’s equity investments in bottler operations and overseeing the operations of the Company-owned bottlers around the world. In October 2004 he was elected as Executive Vice President of the Coca-Cola Company. Mr Finan serves on the Board of Directors of Coca-Cola Enterprises, Coca-Cola FEMSA, Coca-Cola Amatil, Coca-Cola HBC, Alltracel Pharmaceuticals, Galway University Foundation, Co-Operation Ireland and CCE AG Supervisory Board. Mr Finan is a chartered management accountant and a fellow of the Institute of Chartered Management Accountants.

Kevin Melia has served on the Board of Directors of eircom Group since 18 March 2004. Since May 2003 Mr Melia has been the Non-Executive Chairman of Iona Technologies plc, a middleware software company, and has been the Non-Executive Chairman of Lightbridge Inc., a global enabler of mobile and online business solutions since November 2002. He was the co-founder, Chairman and Chief Executive Officer (June 1994 to January 2002) and Chairman (January 2002 to January 2003) of Manufacturers Services Ltd (MSL), an electronics manufacturing services company. From October 1989 until establishing MSL, he held positions at Sun Microsystems Corporation as executive Vice President of Operations, President of their subsidiary, Sun Microsystems Computer Company, and Chief Financial Officer. Mr Melia also held a number of senior executive positions in operations and finance over a sixteen-year career at Digital Equipment Corporation. He is Chairman of Manugistics Group Inc., a supply chain applications software company, and is also Chairman of Millstone Medical Outsourcing Inc, a privately held aftermarkets medical device outsourcing services company. He is Managing Director of Boulder Brook LLC, a private investment Company and he is a member of the board of Radisys Corporation, a provider of embedded systems solutions to original equipment manufacturers (“OEMs”), and a trustee of the Fenn School in Concord, Massachusetts.

Padraic O’Connor has served on the Board of Directors of eircom Group since 18 March 2004. Mr O’Connor was Non-Executive Chairman of ACC Bank from 1999 to 2002 during which time he oversaw the reorientation of the strategy of ACC Bank and its sale to the Rabobank Group. He was chief economist of NCB Group Limited from 1987 to 1991 and Managing Director from 1991 to 1999 and was an Economist with the Central Bank of Ireland from 1975 to 1986 and at the Irish Department of Finance from 1972 to 1975.

Maurice Pratt has served on the Board of Directors of eircom Group since 18 March 2004. Mr Pratt is Chief Executive of C&C Group plc, the beverage and snack foods group, which he joined in January 2002. Prior to this he was Chief Executive of Tesco Ireland for 5 years, having previously been Managing Director of the Power Supermarket Group. He is the immediate Past President of IBEC, a Council Member of Dublin Chamber of Commerce, and a Fellow of the Marketing Institute of Ireland. He is a Non-Executive Director of Repak and Uniphar plc.

Donal Roche has served on the Board of Directors of eircom Group since 18 March 2004. Mr Roche serves as the Chairman of Appian Wealth Management Limited. Previously, Mr Roche was Managing Partner of Matheson Ormsby Prentice Solicitors in Ireland from 1995 to 2003 and was the Head of the Commercial and Corporate Finance Group from 1985 to 2003. He qualified as a solicitor in Ireland in 1980.

Board composition

Our Board of Directors consists of 13 Directors. The ESOT has the right, pursuant to the articles of association of eircom Group, to appoint three Directors to our Board of Directors for so long as it (or its nominee(s)) continues to hold at least 18% of our issued Ordinary Shares (which number will decline to two Directors where it (or its nominee(s)) holds at least 10% but less than 18% of our issued Ordinary Shares and one Director where such holding is at least 1% but less than 10% of our issued Ordinary Shares). The ESOT also has the right to appoint one of its nominee Directors to be the Vice-Chairman for a period of three years from the Initial Public Offering in March 2004 and thereafter will have this right for so long as the ESOT is entitled to appoint not less than two Directors to our Board of Directors. The ESOT nominee Directors are Mr Scanlon, Mr Conroy and Mr Magee. Mr Scanlon is the Vice Chairman.

Mr Delepine, Mr Finan, Mr Melia, Mr O’Connor, Mr Pratt and Mr Roche are the independent Non-Executive Directors. Mr Roche was until December 2003 the Managing Partner of Matheson Ormsby Prentice Solicitors, at which point he retired from the partnership. He has no ongoing financial interest, management responsibility or other rights in the partnership other than to receive certain fixed contractual payments that will be made over the next six years irrespective of the profitability of the partnership in consideration of his early retirement from the partnership. Sir Anthony O’Reilly is the Non-Executive Chairman of Matheson Ormsby Prentice and the firm also provides certain legal services to him and his family. Our Board of Directors has determined that Mr Roche’s relationship with Sir Anthony O’Reilly is not such as could render him other than an independent Non-Executive Director of eircom Group for the purposes of the Combined Code.

Our Memorandum and Articles of Association stipulate that at every Annual General Meeting (AGM) of the Company, one-third of the Directors, or the number nearest to one-third, shall retire from office by rotation. At the Company’s AGM on 25 July 2005 the following Directors retired from office, offered themselves for re-election, and were all re-elected:

Name	Position
Sir Anthony O’Reilly	Chairman
Con Scanlon	Vice Chairman
Dr Philip Nolan	Chief Executive Officer
Padraic O’Conner	Director
Maurice Pratt	Director

Senior management

Our senior management consists of the following executive officers who are responsible for the business and administrative departments indicated below.

Name	Age	Position
Dr Philip Michael Gerard Nolan(1)	51	Chief Executive Officer
Peter Eugene Lynch(1)	47	Chief Financial Officer
Cathal Gerard Magee(1)	52	Managing Director, Retail
David Francis McRedmond(1)	43	Commercial Director
Paul Francis Reid	41	Operations Director
Brian Montague	42	Human Resources Director
John Gerard Mason	48	General Counsel
Geoff Shakespeare	44	Chief Technology Officer

(1)	Biography included under “Directors and Senior Management — Board of Directors” above.

The business address for the Senior Executives is c/o 114 St. Stephen’s Green West, Dublin 2.

Paul Reid is the Operations Director, since his appointment to this role, in March 2005. Paul joined eircom in August, 1982. He has held a number of senior management positions across the business, in both the retail and the network organisations. Paul has an MSc, (Business Administration) from Trinity College, Dublin, and a BA (Honours), in Personnel Management and Industrial Relations, from the National College of Ireland.

Brian Montague joined eircom in July 2002 as Director of Human Resources. He is a trustee of eircom’s two defined benefit pension schemes, the eircom Superannuation Fund, and the eircom No. 2 Fund. Beginning May 2001 and prior to joining eircom, he was Director of Human Resources at the National Air Traffic Service, United Kingdom, General Manager of Human Resources at British Airways beginning September 1992 and was Group Human Resources Manager for Guinness Northern Ireland beginning January 1988.

John Mason joined eircom in August 2003 as general counsel and was appointed Company Secretary in September 2003 and Company Secretary of eircom Group, Valentia Telecommunications and eircom in January 2004. Prior to joining eircom and beginning in 2002, Mr Mason was senior Corporate Attorney at Hewlett Packard Ltd (UK and Ireland). Beginning in 2001, Mr Mason was Director of Legal Services and Company Secretary for Compaq Computer Ltd (UK and Ireland) and beginning in 1999, European legal Counsel and Group Company Secretary at Compaq Financial Services. Mr Mason was admitted to the Northern Irish Bar in 1981.

Geoff Shakespeare joined eircom in June 2005 as Chief Technology Officer. Mr Shakespeare has worked in a number of technology roles in the mobile and wireline domains, most recently as Director of Strategy and Technology for North Western Europe at Ericsson, handling the evolution of operator networks in the UK and Ireland, into next generation architectures.

There is no family relationship between any of our directors or senior management.

Part V

SUMMARY AND TERMS AND CONDITIONS OF THE RIGHTS ISSUE

1.	SUMMARY OF RIGHTS ISSUE STRUCTURE

Subject to the fulfilment of the terms and conditions set out below, the Company intends to raise approximately €423 million by way of a 5 for 12 Rights Issue of New Shares at a price of €1.35 per New Share. The proceeds of the Rights Issue will be used to finance the Acquisition.

The Rights Issue has been structured in a way which is expected to have the effect of creating distributable reserves equal to the net proceeds of the Rights Issue less the par value of the New Shares issued by the Company. It should be possible for the Company to declare dividends from these reserves in the future, provided that the Company has sufficient cash resources to fund such a dividend, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such a dividend.

For further information on the Rights Issue structure, see paragraph 24.2 of Part IX of this document.

2.	TERMS AND CONDITIONS OF THE RIGHTS ISSUE

Subject to the fulfilment of the terms and conditions set out below, New Shares will be offered for acquisition by way of rights to Qualifying Shareholders other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States, on the following basis and otherwise on the terms and conditions set out in this document (and, in the case of Qualifying non-CREST Shareholders, the Provisional Allotment Letter):

5 New Shares at €1.35 per New Share for every 12 Existing Shares held and registered in their name at the close of business on 13 September 2005 and so in proportion for any other numbers of Existing Shares then held.

Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Fractions of New Shares will not be allotted to Qualifying Shareholders and fractional entitlements will be rounded down to the nearest whole number of New Shares. Such fractions will be aggregated and, if possible, sold in the market as soon as practicable after the commencement of dealings in the New Shares, nil paid. The net proceeds of such sales (after deduction of expenses) will be aggregated and an equivalent amount will ultimately accrue for the benefit of the Company. Accordingly, Qualifying Shareholders with fewer than 12 Existing Shares will not be entitled to any New Shares.

The attention of Overseas Shareholders and any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this document into a jurisdiction other than the United Kingdom or Ireland is drawn to paragraphs 8 and 9 of this Part V. In particular, subject to the provisions of paragraph 8 of this Part V, Qualifying Shareholders with registered addresses in the United States will not be sent Provisional Allotment Letters and will not have their CREST stock accounts credited with Nil Paid Rights.

Application has been made to the UK Listing Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to which this Prospectus relates to be admitted to the Official List of the UK Listing Authority, and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. Application has also been made to the Irish Stock Exchange for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to which this Prospectus relates to be admitted to the Official List of the Irish Stock Exchange. It is expected that Admission to the Official Lists will become effective and that dealings in the New Shares will commence on the Irish Stock Exchange and the London Stock Exchange, nil paid, at 8.00 a.m. on 16 September 2005.

The Rights Issue has been fully underwritten severally in the Due Proportions by the Underwriters and is conditional upon, amongst other things:

(i)	Admission becoming effective by not later than 8.30 a.m. on 16 September 2005 (being the Dealing Day immediately after the date of the Extraordinary General Meeting);

(ii)	the passing of the Resolutions (without amendment) at the Extraordinary General Meeting (and not, save with the written consent of Morgan Stanley in its capacity as an Underwriter (such consent not to be given by Morgan Stanley without first consulting with Goodbody Stockbrokers), at any adjournment thereof);

(iii)	no event referred to in section 87G of FSMA arising between the time of publication of this document and the time of Admission and no supplementary prospectus being published by or on behalf of the Company before Admission;

(iv)	the Acquisition Agreement remaining in full force and effect and not having lapsed or been terminated prior to Admission, and, in the bona fide opinion of Morgan Stanley in its capacity as an Underwriter (following consultation with Goodbody Stockbrokers), no event having arisen at any time prior to Admission which gives any party thereto a right to terminate the Acquisition Agreement; and

(v)	the Underwriting Agreement otherwise having become unconditional in all respects and not having been terminated in accordance with its terms prior to Admission.

If the Resolutions are passed, Provisional Allotment Letters in respect of the New Shares will be despatched to Qualifying non-CREST Shareholders (other than, subject to certain exceptions, such Shareholders with a registered address in the United States) at their own risk. Provisional Allotment Letters constitute temporary documents of title.

The Existing Shares are already admitted to CREST. Applications have been made for the Nil Paid Rights, the Fully Paid Rights and the New Shares to be admitted to CREST. CRESTCo requires the Company to confirm to it that certain conditions are satisfied before CRESTCo will admit the New Shares to CREST. As soon as practicable after Admission, the Company will confirm this to CRESTCo. It is expected that these conditions will be satisfied on Admission.

Subject to the conditions referred to above being satisfied and save as provided in paragraph 8 (Overseas Shareholders) of this Part V, it is expected that:

(a)	Computershare Investor Services PLC will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders (other than, subject to certain limited exceptions, such Qualifying CREST Shareholders with registered addresses in the United States) with such Shareholders’ entitlements to Nil Paid Rights, with effect from 8.00 a.m. on 16 September 2005;

(b)	the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement by CRESTCo on 16 September 2005, as soon as practicable after the Company has confirmed to CRESTCo that all the conditions for admission of such rights to CREST have been satisfied;

(c)	New Shares will be credited to the appropriate stock accounts of relevant Qualifying CREST Shareholders (or their renouncees) who validly take up their rights by 8.00 a.m. on 10 October 2005; and

(d)	share certificates for the New Shares will be despatched at their own risk to relevant Qualifying non-CREST Shareholders (or their renouncees) who validly take up their rights by 20 October 2005.

Shareholders taking up their rights by completing a Provisional Allotment Letter or by sending a MTM instruction to CRESTCo will be deemed to have given the representations and warranties set out in paragraph 9 of this Part V, unless such requirement is waived by the Company.

The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or other distributions made, paid or declared after the date of their issue.

The Underwriters have agreed to fully underwrite severally in the Due Proportions the Rights Issue in accordance with the terms and subject to the conditions in the Underwriting Agreement. The Underwriting Agreement is subject to certain customary matters being satisfied or not breached prior to Admission and may also be terminated by the Underwriters prior to Admission upon the occurrence of certain customary specified events, in which case the Rights Issue will not proceed. The Underwriters may arrange sub-underwriting for some, all or none of the New Shares which they have underwritten.

The Company is mindful of the Competition Commission’s recommendations with regard to competitive tendering of sub-underwriting commissions. After careful consideration of the benefits to the Company,

the Directors have concluded that such a process would be unlikely to result in any significant benefit to the Company and would therefore not have been appropriate in connection with the Rights Issue.

All documents and cheques posted to or by Qualifying Shareholders and/or their transferees or renouncees (or their agents, as appropriate) will be posted at their own risk.

3.	ACTION TO BE TAKEN

The action to be taken in respect of New Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

If you are a Qualifying non-CREST Shareholder and do not have a registered address in the United States (subject to certain limited exceptions), please refer to paragraphs 4, 6, 7, 8(a) and 9 to 12 (inclusive) of this Part V.

If you hold your Ordinary Shares in CREST and do not have a registered address in the United States (subject to certain limited exceptions), please refer to paragraphs 5 to 7 (inclusive), 8(a), 8(d) and 9 to 12 (inclusive) of this Part V and to the CREST Manual for further information on the CREST procedures referred to below.

CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary actions specified below to take up the entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST sponsored members.

4.	ACTION TO BE TAKEN IN RELATION TO NIL PAID RIGHTS REPRESENTED BY PROVISIONAL ALLOTMENT LETTERS

(a)	General

The Provisional Allotment Letter will set out:

(i)	the holding of Existing Shares on which a Qualifying non-CREST Shareholder’s entitlement to New Shares has been based;

(ii)	the aggregate number of New Shares provisionally allotted to such Qualifying non-CREST Shareholder;

(iii)	the procedures to be followed if a Qualifying non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form; and

(iv)	instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

On the basis that PALs are posted on 15 September 2005, and that dealings commence on 16 September 2005, the latest time and date for acceptance and payment in full will be 11.00 a.m. on 7 October 2005.

(b)	Procedure for acceptance and payment

(i)	Qualifying non-CREST Shareholders who wish to accept in full

Holders of PALs who wish to take up all of their Nil Paid Rights must return the PAL, together with a cheque or banker’s draft, made payable to “The Royal Bank of Scotland plc re Morgan Stanley/Goodbody Stockbrokers — eircom Group plc Rights Issue” which will hold such monies to the order of the Underwriters who are acting as principal on receipt of such monies and crossed “A/C payee only”, for the full amount payable on acceptance, in accordance with the instructions printed on the PAL, by hand (during normal business hours only) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London, EC4V 3BJ or by post to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ so as to be received as soon as possible and in any event so as to be received not later than 11.00 a.m. on 7 October 2005. A reply-paid envelope is enclosed for use within the United Kingdom only. If you post your PAL it is recommended that you allow sufficient time for delivery.

(ii)	Qualifying non-CREST Shareholders who wish to accept in part

Holders of PALs who wish to take up some but not all of their Nil Paid Rights and wish to sell some or all of those which they do not want to take up, should first apply for split PALs by completing Form X on page 4 of the PAL, and returning it by post to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ or by hand (during normal business hours only), to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London, EC4V 3BJ, so as to be received no later than 3.00 p.m. on 5 October 2005, the last date and time for splitting PALs, together with a covering letter stating the number of split PALs required and the number of Nil Paid Rights to be comprised in each split PAL. Once they have received these, they should then deliver the split PAL representing the New Shares they wish to accept together with a cheque or a banker’s draft for the appropriate amount, payable to “The Royal Bank of Scotland plc re Morgan Stanley/Goodbody Stockbrokers — eircom Group plc Rights Issue” which will hold such monies to the order of the Underwriters who are acting as principal on receipt of such monies and crossed “A/C payee only” by 11.00 a.m. on 7 October 2005, the last date and time for acceptance. The second PAL (representing the New Shares you do not wish to take up) will be required in order to sell those rights.

Qualifying non-CREST Shareholders who wish to take up some of their Nil Paid Rights (but not sell the remainder), should complete Form X on page 4 of the PAL and return it to either of the addresses noted in (i) above with a cheque for the appropriate amount, together with an accompanying letter indicating the number of Nil Paid Rights they wish to take up, in accordance with the provisions set out in section 2 on page 3 of the PAL.

(iii)	Discretion as to validity of acceptances

If payment is not received in full by 11.00 a.m. on 7 October 2005, the provisional allotment will be deemed to have been declined and will lapse. However, the Company and the Underwriters may, but shall not be obliged to, treat as valid acceptances in respect of which remittances are received prior to 11.00 a.m. on 7 October 2005 from an authorised person (as defined in Section 31(2) of the Financial Services and Markets Act 2000) specifying the number of New Shares to be acquired and an undertaking by that person to lodge the relevant PAL, duly completed, in due course.

The Company and the Underwriters may also (in their absolute discretion) treat a PAL as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(iv)	Payments

All payments must be made in euros by cheque or banker’s draft made payable to The Royal Bank of Scotland plc re Morgan Stanley/Goodbody Stockbrokers — eircom Group plc and crossed “A/C payee only”. Such payments will be held by Computershare Investor Services PLC to the order of the Underwriters who are acting as principal on receipt of such monies. Cheques or banker’s drafts must be drawn on a bank in Ireland or the United Kingdom, which in the case of Ireland, is a member of the Dublin Bankers Clearing Committee or has clearing facilities with the Dublin Bankers Clearing Committee and, in the case of the United Kingdom, is either a member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker’s drafts to be cleared through the facilities provided by either of these companies and must bear the appropriate sort code in the top right hand corner. Cheques drawn on most major high street banks and building societies in the UK will be satisfactory. Cheques or banker’s drafts will be presented for payment upon receipt. The Underwriters reserve the right to instruct Computershare Investor Services PLC to seek special clearance of cheques and banker’s drafts to allow full value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due and any interest on such payments ultimately will accrue for the benefit of the Company. It is a term of the Rights Issue that cheques shall be honoured on first presentation and the Company and the Underwriters may elect to treat as invalid acceptances in respect of which cheques are not so honoured. If New Shares have already been allotted to Qualifying Shareholders prior to any payment not being so honoured or such Qualifying Shareholders’ acceptances being treated as invalid, the Company may (in its absolute discretion as to the manner, timing and terms) make arrangements for the sale of such shares on behalf of those Qualifying Shareholders and hold the proceeds of sale (net of the Company’s reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale including, without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by such Qualifying Shareholders pursuant to the provisions of this Part V in respect of the acquisition of such shares) on behalf of such Qualifying Shareholders. Neither the Company nor the Underwriters nor any other person shall be responsible for, or have any liability for, any loss, expenses or damage suffered by Qualifying Shareholders as a result.

(c)	Money Laundering Regulations

If the value of your application exceeds £9,000 (approximately €15,000) (or is one of a series of linked applications, the aggregate value of which exceeds that amount) and either you do not pay by a cheque drawn on an account in your own name and/or the account from which payment is to be made is not held within an institution that is authorised in the UK by the Financial Services Authority under the Financial Services and Markets Act 2000 or that is an EU authorised credit institution, as defined in Article 1 of the Banking Consolidation Directive (2000/12/EC) as referred to in the verification of identity requirements of the Money Laundering Regulations 2003, such regulations will apply. Computershare Investor Services PLC is entitled to require, at its absolute discretion, verification of identity from any person lodging a PAL (the “applicant”) including, without limitation, any person who appears to Computershare Investor Services PLC to be acting on behalf of some other person. Submission of a PAL will constitute a warranty that the Money Laundering Regulations 2003 will not be breached by the acceptance of the remittance and an undertaking by the applicant to provide promptly to Computershare Investor Services PLC such information as may be specified by Computershare Investor Services PLC as being required for the purpose of the Money Laundering Regulations 2003. Pending the provision of evidence satisfactory to Computershare Investor Services PLC as to identity, Computershare Investor Services PLC may, after consultation with the Underwriters and having taken into account their comments and requests, retain a PAL lodged by an applicant for New Shares and/or the cheque or banker’s draft relating to it and/or not enter the New Shares to which it relates on the register of members or issue any share certificate in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid (without prejudice to the right of the Company and/or the Underwriters to take proceedings to recover any loss suffered as a result of the failure of the applicant to provide satisfactory evidence). In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Computershare Investor Services PLC to require verification of identity as stated above).

(i)	Applicants are urged, if possible, to make their payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society or other third party or a banker’s draft, the applicant should:

(a)	write the applicant’s name and address on the back of the building society cheque, banker’s draft or third party cheque and, in the case of an individual, record his date of birth against his name; and

(b)	if a building society cheque or banker’s draft is used, ask the building society or bank to print on the cheque the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque and add their stamp.

(ii)	If an application is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph, for example, a valid full passport.

If you are making an application as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), irrespective of the value of the application, Computershare Investor Services PLC is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the PAL if they are a UK or EU regulated person or institution.

(d)	Dealings in Nil Paid Rights

Dealings on the London Stock Exchange and Irish Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 a.m. on 16 September 2005. A transfer of Nil Paid Rights can be made by renunciation of the PAL in accordance with the instructions printed on it and delivery of the PAL to the transferee.

(e)	Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document and the PAL, the Fully Paid Rights may be transferred by renunciation of the relevant fully paid PAL and lodging of the same, by hand (during normal business hours only) or by post, with Computershare Investor Services PLC so as to be received not later than 11.00 a.m. on 7 October 2005. To do this, a Qualifying non-CREST Shareholder will need to have his fully paid PAL returned to him after the acceptance has been effected by Computershare Investor Services PLC. However, fully paid PALs will not be returned to Shareholders unless their return is requested by ticking Box 4 on page 1 of the PAL.

After 7 October 2005, the New Shares will be in registered form and transferable in the usual way (see paragraph 4(i) of this Part V).

(f)	Renunciation and splitting of PALs

Qualifying non-CREST Shareholders who wish to transfer all of their Nil Paid Rights or, after acceptance of the provisional allotment and payment in full, Fully Paid Rights comprised in a PAL may (save as required by the laws of certain overseas jurisdictions) renounce such allotment by completing and signing Form X on page 4 of the PAL (if it is not already marked “Original Duly Renounced”) and passing the entire PAL to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a PAL has been renounced, it will become a negotiable instrument in bearer form. The latest time and date for registration of renunciation of PALs is 3.00 p.m. on 4 October 2005.

If a holder of a PAL wishes to have only some of the New Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights, or (if appropriate) Fully Paid Rights but to different persons, he may have the PAL split, for which purpose he must complete and sign Form X on page 4 of the PAL. The PAL must then be delivered by hand (during normal business hours only) or by post to Computershare Investor Services PLC by not later than 3.00 p.m. on 5 October 2005, to be cancelled and exchanged for the split PALs required. The number of split PALs required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each split PAL should be stated in an accompanying letter. Form X on page 4 of split PALs will be marked “Original Duly Renounced” before issue.

The Company and/or the Underwriters reserve the right to refuse to register any renunciation in favour of any person in respect of which the Company and/or the Underwriters believe such renunciation may violate applicable legal or regulatory requirements including (without limitation) any renunciation in the name of any person with an address outside the UK or Ireland.

(g)	Registration in names of persons other than Qualifying Shareholders originally entitled

In order to register Fully Paid Rights in certificated form in the name of someone other than the Qualifying Shareholder(s) originally entitled, the renouncee or his agent(s) must complete Form Y on page 4 of the PAL (unless the renouncee is a CREST member who wishes to hold such New Shares in uncertificated form, in which case Form X and the CREST Deposit Form (both on page 4 of the PAL) must be completed — see paragraph 4(h) of this Part V) and send the entire PAL, when fully paid, by hand (during normal business hours only) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London, EC4V 3BJ or by post to Computershare Investor Services PLC, PO Box 859, the Pavilions Bridgwater Road, Bristol, BS99 1XZ, so as to be received by not later than 11.00 a.m. on 7 October 2005.

(h)	Deposit of Nil Paid Rights or Fully Paid Rights into CREST

The Nil Paid Rights or Fully Paid Rights represented by a PAL may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Subject as provided in the next following paragraph or in the PAL, normal CREST procedures and timings apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by a PAL into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear on page 1 of the PAL or in the name of a person or persons to whom the PAL has been renounced, is as follows: Form X and the CREST Deposit Form (both on page 4 of the PAL) will need to be completed and the PAL deposited with the CCSS; in addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the PAL may be deposited into CREST. If you wish to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the PAL into CREST, you must first apply for split PALs. If the rights represented by more than one PAL are to be deposited, the CREST Deposit Form on each PAL must be completed and deposited. The Consolidation Listing Form on page 4 of the PAL must not be used.

A holder of the Nil Paid Rights represented by a PAL who is proposing to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 7 October 2005. In particular, having regard to processing times in CREST and on the part of Computershare Investor Services PLC, the latest recommended time for depositing a renounced PAL (with Form X and the CREST Deposit Form on page 4 of the PAL duly completed), with the CCSS (in order to enable the person acquiring the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 7 October 2005) is 3.00 p.m. on 4 October 2005.

CREST sponsored members should contact their CREST sponsor.

(i)	Issue of New Shares in definitive form

Definitive share certificates in respect of the New Shares to be held in certificated form are expected to be despatched by post by 20 October 2005 to persons entitled thereto at their registered address (unless lodging agent details have been completed on page 1 of the PAL). After despatch of definitive share certificates, PALs will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer of the New Shares will be certified by Computershare Investor Services PLC against the register.

5.    ACTION TO BE TAKEN IN RELATION TO NIL PAID RIGHTS OR FULLY PAID RIGHTS IN CREST

(a)	General

Subject as provided in paragraph 8 of this Part V in relation to certain Overseas Shareholders, each Qualifying CREST Shareholder is expected to receive a credit to his CREST stock account of his entitlement to Nil Paid Rights on 16 September 2005. The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Shares held at the close of business on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights will constitute a separate security and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If for any reason it is impracticable to credit to the stock accounts of Qualifying CREST Shareholders or to enable the Nil Paid Rights, Provisional Allotment Letters shall, unless the Company and the Underwriters agree otherwise, be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled and the expected timetable as set out in this document may, with the consent of the Underwriters, be adjusted as appropriate. References to dates and times in this document should be read as subject to any such adjustment. The Company will make an appropriate announcement to a Regulatory Information Service approved by the UK Listing Authority and to the Irish Stock Exchange giving details of the revised dates but Qualifying CREST Shareholders may not receive any further written communication.

CREST members who wish to take up all or part of their entitlements in respect of, or otherwise to transfer all or part of their Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. If you are a CREST sponsored member you should consult your CREST sponsor if you wish to take up your entitlement as only your CREST sponsor will be able to take the necessary action to take up your entitlements or otherwise to deal with your Nil Paid Rights or Fully Paid Rights.

(b)	Procedure for acceptance and payment

(i)	Many-to-Many, or MTM, instructions

CREST members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) a Many-To-Many instruction to CRESTCo which, on its settlement, will have the following effect:

(a)	the crediting of a stock account of Computershare Investor Services PLC under the participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

(b)	the creation of a settlement bank payment obligation (as this term is defined in the CREST Manual), in accordance with the RTGS payment mechanism (as this term is defined in the CREST Manual), in favour of the RTGS settlement bank of Computershare Investor Services PLC in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in sub-paragraph (a) above; and

(c)	the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub- paragraph (a) above.

(ii)	Contents of MTM instructions

The MTM instruction must be properly authenticated in accordance with CRESTCo’s specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

•	the number of Nil Paid Rights to which the acceptance relates;

•	the participant ID of the accepting CREST member;

•	the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;

•	the participant ID of Computershare Investor Services PLC, in its capacity as a CREST receiving agent. This is 3RA27;

•	the member account ID of Computershare Investor Services PLC, in its capacity as a CREST receiving agent. This is EIRCOM;

•	the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;

•	the amount payable by means of the CREST assured payment arrangements on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights to which the acceptance relates;

•	the intended settlement date (which must be on or before 11.00 a.m. on 7 October 2005); and

•	the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST.

(iii)	Valid acceptance

A MTM instruction complying with each of the requirements as to authentication and contents set out in sub-paragraph (ii) of this paragraph 5(b) will constitute a valid acceptance where either:

(a)	the MTM instruction settles by not later than 11.00 a.m. on 7 October 2005; or

(b)	at the discretion of the Company and the Underwriters:

(i)	the MTM instruction is received by CRESTCo by not later than 11.00 a.m. on 7 October 2005;

(ii)	the number of Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock member account of the accepting CREST member specified in the MTM instruction at 11.00 a.m. on 7 October 2005; and

(iii)	the relevant MTM instruction settles by 1.00 p.m. on 7 October 2005 (or such later date as the Company has determined).

A MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Network Providers’ Communications Host (as this term is defined in the CREST Manual) at CRESTCo of the network provider used by the CREST member (or by the CREST sponsored member’s CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers’ Communications Host.

(iv)	Representations, warranties and undertakings of CREST members

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with this paragraph 5(b) of Part V represents, warrants and undertakes to the Company and the Underwriters that he has taken (or procured to be taken), and will take (or will procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 11.00 a.m. on 7 October 2005 and remains capable of settlement at all times after that until 1.00 p.m. on 7 October 2005 (or until such later time and date as the Company and the Underwriters may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that at 11.00 a.m. on 7 October 2005 and at all times thereafter until 1.00 p.m. on 7 October 2005 (or until such later time and date as the Company and the Underwriters may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt. If there is insufficient headroom within the cap in respect of the cash memorandum account of a CREST member or CREST sponsored member for such amount to be debited or the CREST member’s or CREST sponsored member’s acceptance is otherwise treated as invalid and New Shares have already been allotted to such CREST member or CREST sponsored member, the Company may (in its absolute discretion as to the manner, timing and terms) make arrangements for the sale of such shares on behalf of that CREST member or CREST sponsored member and hold the proceeds of sale (net of the Company’s reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale including, without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by the CREST member or CREST sponsored member pursuant to the provisions of this Part V in respect of the acquisition of such shares) on behalf of such CREST member or CREST sponsored member. Neither the Company nor the Underwriters nor any other person shall be responsible for, or have any liability for, any loss, expenses or damage suffered by such CREST member or CREST sponsored member as a result.

(v)	CREST procedures and timings

CREST members and CREST sponsors (on behalf of CREST sponsored members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of a MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on 7 October 2005. In this connection CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(vi)	CREST member’s undertaking to pay

A CREST member or CREST sponsored member, who makes a valid acceptance in accordance with the procedures set out in paragraph 5(b) of this Part V, (a) undertakes to pay to the Underwriters, or procure the payment to the Underwriters of, the amount payable in euros on acceptance in accordance with the above procedures or in such other manner as the Underwriters may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism (as defined in the CREST Manual) the creation of an RTGS settlement bank payment obligation in euros in favour of Computershare Investor Services PLC’s RTGS settlement bank (as defined in the CREST manual), in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or CREST sponsored member) to pay to the Underwriters the amount payable on acceptance) and (b) requests that the Fully Paid Rights and/or New Shares, to which they will become entitled, be issued to them on the terms set out in this document and subject to the memorandum and articles of association of eircom Group. If New Shares have already been allotted to the CREST member or CREST sponsored member, the Underwriters may (in their absolute discretion as to the manner, timing and terms) sell them on behalf of that CREST member or CREST sponsored member and hold the proceeds of sale (net of expenses including, without limitation, any stamp duty or SDRT payable on the transfer of such shares, and all amounts payable by the CREST member or CREST sponsored member pursuant to the provisions of this Part V in respect of the acquisition of such shares) or an amount equal to the original payment of the CREST member or CREST sponsored member (whichever is lower) on trust for such CREST member or CREST sponsored member. In these circumstances, neither the Underwriters nor the Company shall be responsible for, or have any liability for, any loss, expenses or damage arising as a result.

(vii)	Discretion as to rejection and validity of acceptances

The Company and the Underwriters may:

(a)	reject any acceptance constituted by a MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in paragraph 5(b) of this Part V. Where an acceptance is made as described in paragraph 5(b) of this Part V which is otherwise valid, and the MTM instruction concerned fails to settle by 1.00 p.m. on 7 October 2005 (or by such later time and date as the Company and the Underwriters may determine), the Company and the Underwriters shall be entitled to assume, for the purposes of its right to reject an acceptance as described in paragraph 5(b) of this Part V, that there has been a breach of the representations, warranties and undertakings set out or referred to in paragraph 5(b) of this Part V;

(b)	treat as valid (and binding on the CREST member or CREST sponsored member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in paragraph 5(b) of this Part V;

(c)	accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for, or in addition to, a MTM instruction and subject to such further terms and conditions as the Company and the Underwriters may determine;

(d)	treat a properly authenticated dematerialised instruction (in this sub-paragraph the “first instruction”) as not constituting a valid acceptance if, at the time at which Computershare Investor Services PLC receives a properly authenticated dematerialised instruction giving details of the first instruction, either eircom Group or Computershare Investor Services PLC has received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(e)	accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of a MTM instruction or any alternative instruction or notification, if, for reasons, or due to circumstances, outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all of part of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Computershare Investor Services PLC in connection with CREST.

(c)	Money Laundering Regulations

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, Computershare Investor Services PLC is required to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Computershare Investor Services

PLC before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of a MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Computershare Investor Services PLC any information Computershare Investor Services PLC may specify as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to Computershare Investor Services PLC as to identity, Computershare Investor Services PLC, having consulted with the Company and the Underwriters, may take, or omit to take, such action as they may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Computershare Investor Services PLC will not permit the MTM instruction concerned to proceed to settlement but without prejudice to the right of the Company and/or the Underwriters to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

(d)	Dealings in Nil Paid Rights

Dealings in the Nil Paid Rights on the London Stock Exchange and on the Irish Stock Exchange are expected to commence at 8.00 a.m. on 16 September 2005. A transfer (in whole or in part) of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 7 October 2005.

(e)	Dealings in Fully Paid Rights

After acceptance and payment in full in accordance with the provisions set out in this document, the Fully Paid Rights may be transferred by means of CREST in the same manner as any other security that is admitted to CREST. The last time for settlement of any transfer of Fully Paid Rights in CREST is expected to be 9.30 a.m. on 7 October 2005. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 7 October 2005.

After 10 October 2005, the New Shares will be registered in the name(s) of the person(s) entitled to them in the Company’s register of members and will be transferable in the usual way (see paragraph 5(g) of this Part V).

(f)	Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion.

The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on 30 September 2005, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 7 October 2005. You are recommended to refer to the CREST Manual for details of such procedures.

(g)	Issue of New Shares in CREST

New Shares will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. Computershare Investor Services PLC will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to New Shares with effect from the next business day (expected to be 10 October 2005).

(h)	Right to allot/issue in certificated form

Despite any other provision of this document, the Company reserves the right to allot and to issue any Nil Paid Rights, Fully Paid Rights or New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or of a part of the facilities and/or systems operated by Computershare Investor Services PLC in connection with CREST.

6.    PROCEDURE IN RESPECT OF NEW SHARES NOT TAKEN UP AND WITHDRAWAL RIGHTS

(a)	Procedure in respect of New Shares not taken up

If an entitlement to New Shares is not validly taken up in accordance with the procedure laid down for acceptance and payment, then the Underwriters will use reasonable endeavours to procure, by not later than 11.00 a.m. on 14 October 2005, acquirers for all (or as many as possible) of those New Shares not taken up if a premium over the total of the Rights Issue Price and the expenses of procuring such acquirers (including any related commissions and amounts in respect of irrecoverable Value Added Tax) can be obtained.

Notwithstanding the above, the Underwriters may cease to endeavour to procure any such acquirers if, in the opinion of the Underwriters, it is unlikely that any such acquirers can be so procured at such a price by such time. If and to the extent that acquirers cannot be procured on the basis outlined above, the relevant New Shares will be acquired by the Underwriters as principals pursuant to the Underwriting Arrangements or by sub-underwriters procured by the Underwriters, in each case, at the Rights Issue Price.

Any premium over the aggregate of the Rights Issue Price and the expenses of procuring acquirers (including any applicable brokerage and commissions and amounts in respect of Value Added Tax) shall be paid (subject as provided in this paragraph 6):

(i)	where the Nil Paid Rights were, at the time they lapsed, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter;

(ii)	where the Nil Paid Rights were, at the time they lapsed, in uncertificated form, to the person registered as the holder of those Nil Paid Rights at the time of their disablement in CREST; and

(iii)	where an entitlement to New Shares was not taken up by an Overseas Shareholder, to that Overseas Shareholder.

New Shares for which acquirers are procured on this basis will be re-allotted to such acquirers and the aggregate of any premiums (being the amount paid by such acquirers after deducting the price at which the New Shares are offered pursuant to the Rights Issue and the expenses of procuring such acquirers including any applicable brokerage and commissions and amounts in respect of Value Added Tax), if any, will be paid (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments, save that no payment will be made of amounts of less than £5, which amounts will be aggregated and will ultimately accrue to the benefit of the Company.

Any transactions undertaken pursuant to paragraph 6 of this Part V shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and none of the Company, the Underwriters or any other person procuring acquirers shall be responsible for any loss or damage (whether actual or alleged) arising from the terms of or timing of any such acquisition, any decision not to endeavour to procure acquirers or the failure to procure acquirers on the basis described above. Cheques for the amounts due will be sent in euro, by post, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of an assured payment obligation in favour of the relevant CREST member’s (or CREST sponsored member’s) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

(b)	Withdrawal rights

Persons wishing to exercise statutory withdrawal rights after the issue by the Company of a prospectus supplementing this document must do so by lodging a written notice of withdrawal (which shall not include a notice sent by facsimile or any other form of electronic communication) with Computershare Investor Services PLC at PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ, so as to be received no later than two Business Days after the date on which the supplementary prospectus is published. Notice of withdrawal given by any other means or which is deposited with or received by Computershare Investor Services PLC after expiry of such period will not constitute a valid withdrawal.

7. TAXATION

Information on taxation in Ireland, the UK and the US with regard to the Rights Issue is set out in paragraphs 21 - 23 of Part IX — “Additional Information” of this document. The information contained in paragraphs 21 - 23 of Part IX — “Additional Information” is intended only as a general guide to the current tax position in each of these jurisdictions and Qualifying Shareholders in these jurisdictions should consult their own tax advisers regarding the tax treatment of the Rights Issue in light of their own circumstances. Shareholders who are in any doubt as to their tax position or who are subject to tax in any other jurisdiction should consult an appropriate professional adviser immediately.

8. OVERSEAS SHAREHOLDERS

(a) General

The offer of New Shares to persons resident in, or who are citizens of, or who have a registered address in countries other than the United Kingdom or Ireland may be affected by the law of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

New Shares will be provisionally allotted to all Qualifying Shareholders, including Overseas Shareholders, and the Circular has been sent to all Shareholders on the register of members of the Company at the close of business on 26 August 2005. However, Provisional Allotment Letters have not been and will not be sent to, and Nil Paid Rights will not be credited to, CREST accounts of Overseas Shareholders with registered addresses in the United States or to their agent or intermediary except where the Company is satisfied that such action would not result in a contravention of any registration or other legal requirement in any jurisdiction.

Receipt of the Circular, this document and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST does not and will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, the Circular, this document and/or a Provisional Allotment Letter must be treated as sent for information only and should not be copied or redistributed. No person who has received or receives a copy of the Circular, this document and/or a Provisional Allotment Letter and/or who receives a credit of Nil Paid Rights to a stock account in CREST in any territory other than Ireland or the UK may treat the same as constituting an invitation or offer to him, nor should he in any event use the Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST unless, in the relevant territory, such an invitation or offer could lawfully be made to him or the Provisional Allotment Letter or Nil Paid Rights or Fully Paid Rights in CREST could lawfully be used or dealt with without contravention of any registration or other legal or regulatory requirements.

Accordingly, persons who have received a copy of the Circular or this document or who receive a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same in or into, or transfer Nil Paid Rights or Fully Paid Rights to any person in or into the United States or any other jurisdiction in each case where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter or a credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any such territory, or by his agent or nominee, he must not seek to take up the rights referred to in the Provisional Allotment Letter or in this document or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights in CREST unless the Company determines that such actions would not violate applicable legal or regulatory requirements. Any person who does forward the Circular, this document or a Provisional Allotment Letter in or into any such territories (whether under a contractual or legal obligation or otherwise) should draw the recipient’s attention to the contents of this paragraph 8.

Subject to paragraphs (b) and (c) of this paragraph 8, any person (including, without limitation, agents, nominees and trustees) outside the UK or Ireland wishing to take up their rights under the Rights Issue must satisfy themselves as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this paragraph 8 are intended as a general guide only and any shareholder who is in any doubt as to his position should consult his professional adviser without delay.

The Company may treat as invalid any acceptance or purported acceptance of the offer of Fully Paid Rights or New Shares which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if in the case of a Provisional Allotment Letter, it provides for an address for delivery of the share certificates in or, in the case of a credit of New Shares in CREST, a CREST member or CREST sponsored member whose registered address is in the United States or any other jurisdiction outside the UK or Ireland in which it would be unlawful to deliver such share certificates or if the Company believes or its agents believe that the same may violate applicable legal or regulatory requirements. The attention of Qualifying Shareholders with registered addresses in the United States or holding Shares on behalf of persons with such addresses is drawn to the section titled “Notice to US Investors” and to paragraphs (b), (c) and (d) of this paragraph 8.

Despite any other provision of the Circular, this document or the Provisional Allotment Letter, the Company reserves the right to permit any Qualifying Shareholder to take up his rights if the Company in its sole and absolute discretion is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question. If the Company is so satisfied, it will arrange for the relevant Qualifying Shareholder to be sent a Provisional Allotment Letter if he is a Qualifying non-CREST Shareholder or, if he is a Qualifying CREST Shareholder, arrange for Nil Paid Rights to be credited to the relevant CREST stock account.

Those Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraphs 4 — “Qualifying non-CREST Shareholders” and 5 — “Qualifying CREST Shareholders” of this Part V.

The provisions of paragraph 6 of this Part V will apply to all Overseas Shareholders who do not or are unable to take up New Shares provisionally allotted to them. Accordingly, such Overseas Shareholders will be treated as unexercising holders and the Underwriters will endeavour to procure, on behalf of such unexercising holders, subscribers for the New Shares.

(b)	Offering restrictions relating to the United States

The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.

Accordingly, the offer by way of rights is not being made in the United States and none of the Circular, this document and the Provisional Allotment Letter constitutes or will constitute an offer, or an invitation to apply for, or an offer or invitation to acquire any New Shares, Nil Paid Rights or Fully Paid Rights in the United States. Subject to certain limited exceptions, Provisional Allotment Letters will not be sent to, and Nil Paid Rights will not be credited to the CREST account of, any Qualifying Shareholder with a registered address in the United States.

Subject to certain limited exceptions, envelopes containing Provisional Allotment Letters should not be postmarked in the United States or otherwise despatched from the United States, and all persons acquiring New Shares and wishing to hold such shares in registered form must provide an address for registration of the New Shares issued upon exercise thereof outside the United States.

Subject to certain limited exceptions, any person who acquires New Shares, Nil Paid Rights or Fully Paid Rights will be deemed to have declared, warranted and agreed, by accepting delivery of this document or the Provisional Allotment Letter and delivery of the New Shares, Nil Paid Rights or Fully Paid Rights, that it is not, and that at the time of acquiring the New Shares, Nil Paid Rights or Fully Paid Rights it will not be, in the United States.

The Company reserves the right to treat as invalid any Provisional Allotment Letter (i) that appears to the Company or its agents to have been executed in or despatched from the United States; (ii) that does not include the relevant warranty set out in the Provisional Allotment Letter headed “Overseas Shareholders” to the effect that the person accepting and/or renouncing the Provisional Allotment Letter does not have a registered address (and is not otherwise located) in the United States and is not acquiring rights to Nil Paid Rights, Fully Paid rights or the New Shares with a view to the offer, sale, resale, transfer, delivery or distribution directly or indirectly of any such Nil Paid Rights, Fully Paid Rights or New Shares in the United States; or (iii) where the Company believes acceptance of such Provisional Allotment Letter may infringe applicable legal or regulatory requirements; and the Company shall not be bound to allot (on a non-provisional basis) or issue any New Shares, Nil Paid Rights or Fully Paid Rights in respect of any such Provisional Allotment Letter. In addition, the Company and the Underwriters reserve the right to reject any MTM instruction sent by or on behalf of any CREST member with a registered address in the United States in respect of Nil Paid Rights.

Notwithstanding the foregoing, the Nil Paid Rights may be offered and delivered to, and the Fully Paid Rights and the New Shares offered to and acquired by, a limited number of persons in the United States reasonably believed to be “qualified institutional buyers” or “QIBs” by way of private placement in offerings exempt from registration under the Securities Act. Any person reasonably believed to be a QIB to whom New Shares are offered and by whom New Shares are acquired will be required to execute and deliver an investor letter substantially in the form described under “Transfer Restrictions” in paragraph 8(d) of this Part V and may be required to make certain certifications in the Provisional Allotment Letters for the Nil Paid Rights and the Fully Paid Rights.

Any person in the United States who obtains a copy of this document or a Provisional Allotment Letter and who is not a QIB is required to disregard them.

Until 40 days after the commencement of the Rights Issue, an offer, sale or transfer of the New Shares, Nil Paid Rights or Fully Paid Rights within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

(c)	Overseas territories other than the United States

Provisional Allotment Letters will be posted to Qualifying non-CREST Shareholders other than, subject to certain limited exceptions, those Qualifying non-CREST Shareholders who have registered addresses in the United States and Nil Paid Rights will be credited to the CREST stock accounts of Qualifying CREST Shareholders other than, subject to certain limited exceptions, those Qualifying CREST Shareholders who have registered addresses in the United States. Such Qualifying Shareholders may, subject to the laws of their relevant jurisdiction, accept their rights under the Rights Issue in accordance with the instructions set out in this document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter.

Qualifying Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the UK or Ireland should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their Nil Paid Rights or to acquire Fully Paid Rights or New Shares.

If you are in any doubt as to your eligibility to accept the offer of New Shares or to deal with Nil Paid Rights or Fully Paid Rights, you should contact your professional adviser immediately.

(d)	Transfer restrictions

The offering and delivery of the Nil Paid Rights to, and the offering and acquisition of the Fully Paid Rights or New Shares in the United States to and by, a limited number of persons reasonably believed to be QIBs is being made in reliance on an exemption from the registration requirements of the Securities Act. None of the Nil Paid Rights, Fully Paid Rights, or New Shares offered hereby in the United States to persons reasonably believed to be QIBs, and none of the Nil Paid Rights, Fully Paid Rights, or New Shares have been or will be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, pledged, or otherwise transferred or delivered except pursuant to an exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act.

Each acquirer of Fully Paid Rights or New Shares in the United States will be required to execute and deliver to the Company and/or one or more of its designees an investor letter in the appropriate form set forth in the Underwriting Arrangements hereto, setting forth certain restrictions and procedures regarding the New Shares, which will contain the following representations:

(i)	it is an institution which has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Fully Paid Rights and the New Shares and it and any accounts for which it is acting is each able to bear the economic risk of such investment, and is able to sustain a complete loss of any investment in the Fully Paid Rights and the New Shares;

(ii)	prior to taking up the Nil Paid Rights, the Fully Paid Rights, or the New Shares, it received and read a copy of this document, the investor letter and the Circular. If the acquirer has had any queries regarding this acquisition of the Fully Paid Rights, the New Shares, the Company and its affairs, or the terms of the Nil Paid Rights, Fully Paid Rights or New Shares, it has had the opportunity to ask and has asked those questions of and received answers satisfactory to it from the representatives of the Company. In making any acquisition of the Fully Paid Rights or the New Shares, it is relying on this document and the Circular and not any other information or representation concerning the Company. It agrees that it has held and will hold this document and the Circular in confidence, it being understood that this document, the Circular and any Provisional Allotment Letter that have been or will be received by the acquirer solely for its use and that it has not duplicated, distributed, forwarded, transferred or otherwise transmitted this document, the Circular, any Provisional Allotment Letter or any other presentational or other materials concerning the Rights Issue (including electronic copies thereof) to any persons within the United States, and agrees that such materials shall not be duplicated, distributed, forwarded, transferred or otherwise transmitted by it. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Fully Paid Rights and the New Shares;

(iii)	it acknowledges that the Company’s ordinary shares are listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange and the Irish Stock Exchange and that the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of the UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange and that the acquirer is able to access such information without undue difficulty. It acknowledges that neither the Company nor any of its affiliates has made any representation to the acquirer with respect to the Company, other than the information contained in this document and the Circular. It acknowledges that neither the Underwriters nor any of their affiliates has made any representation with respect to the Company, the Nil Paid Rights, the Fully Paid Rights or the New Shares. It understands that the Exchange Information has been prepared in accordance with UK format, style and content, which differs from US format, style and content;

(iv)	it is a QIB, and that if it is acquiring the New Shares as a fiduciary or agent for one or more investor accounts, each such account is a QIB, it has investment discretion with respect to each such account, and has full power and authority to make the acknowledgements, representations and agreements herein on behalf of each such account;

(v)	it is a QIB who is acquiring the New Shares for its own account (or the account of a QIB as to which it has full investment discretion) for investment purposes, and not with a view to distribution within the meaning of the US securities laws;

(vi)	it understands and acknowledges that the Nil Paid Rights, the Fully Paid Rights, and the New Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that the Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act or any state securities laws. It agrees that the Nil Paid Rights, the Fully Paid Rights and the New Shares may not be reoffered, sold, pledged or otherwise transferred, and that it will not directly or indirectly reoffer, sell, pledge or otherwise transfer the New Shares, the Nil Paid Rights or the Fully Paid Rights except (i) in an offshore transaction in accordance with Rules 903 or 904 of Regulation S under the Securities Act, (ii) to another QIB in accordance with Rule 144A under the Securities Act, or (iii) with respect to the New Shares only pursuant to Rule 144 under the Securities Act (if available); and that, in each case, such offer, pledge or transfer must, and will, be made in accordance with any applicable securities laws of any state or other jurisdiction of the United States;

(vii)	it understands that no representation has been made as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the reoffer, pledge or transfer of the New Shares;

(viii)	it understands that the New Shares are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and that, for so long as they remain “restricted securities”, they may not be deposited into any unrestricted depositary facility established or maintained by a depositary bank;

(ix)	it acknowledges and agrees that if the New Shares are in certificated form, the certificates representing the New Shares will contain substantially the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE REOFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, EXCEPT (I) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (II) TO A QUALIFIED INSTITUTIONAL BUYER, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT, IN ACCORDANCE WITH RULE 144A OR (III) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE); AND THAT, IN EACH CASE, SUCH OFFER, PLEDGE OR TRANSFER MUST, AND WILL, BE MADE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.”;

(x)	any information that it has hereto furnished to the Company with respect to its financial position is correct and complete in all material respects as of the date of this letter, and if there should be any material change in such information prior to the consummation of the transactions contemplated hereby, it will promptly furnish such revised or corrected information to the Company; and that

(xi)	it has not taken up the Nil Paid Rights, the Fully Paid Rights or the New Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or as a result of any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(e)	Procedures for Exercising the Nil Paid Rights and Fully Paid Rights for QIBs in the United States

Direct Holders of Shares

QIBs in the United States may exercise the Nil Paid Rights and the Fully Paid Rights by delivering a properly completed Provisional Allotment Letter to Computershare Investor Services PLC in accordance with the procedures set out in paragraph 4(b)(i) of Part V of this document.

If you hold your Shares through a bank, a broker or another financial intermediary, your financial intermediary should submit the Provisional Allotment Letter on your behalf.

If you are in the United States and hold Shares directly, your attention is drawn to the restrictions described above in “Notice to US Investors”. If you are in the United States you must also complete, and return to the Company, an investor letter in the appropriate form as described above in paragraph 8(d) of this Part V, with a copy to the Underwriters. If you hold your Shares through a bank, a broker or another financial intermediary, your financial intermediary should submit your investor letter on your behalf.

The Company and Computershare Investor Services PLC have the discretion to refuse to accept any Provisional Allotment Letter that is incomplete, unexecuted or not accompanied by an executed investor letter or any other required additional documentation.

9.	REPRESENTATIONS AND WARRANTIES RELATING TO OVERSEAS SHAREHOLDERS

(a)	Qualifying non-CREST Shareholders

Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the New Shares comprised therein represents and warrants to the Company and the Underwriters that, except where proof has been provided to the Company’s satisfaction that such person’s use of the

Provisional Allotment Letter will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter, or requesting registration of the relevant New Shares, from within the United States, (b) such person is not in any territory in which it is unlawful to make or accept an offer to acquire New Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it, (c) such person is not acting on a non-discretionary basis for a person located within the United States or any territory referred to in (b) above at the time the instruction to accept or renounce was given, and (d) such person is not acquiring New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Shares into the United States or any territory referred to in (b) above. The Company may treat as invalid any acceptance or purported acceptance of the allotment of New Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it (a) appears to the Company to have been executed in or despatched from the United States or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement, (b) provides an address in the United States for delivery of definitive share certificates for New Shares (or any jurisdiction outside Ireland or the United Kingdom in which it would be unlawful to deliver such certificates), or (c) purports to exclude the warranty required by this paragraph.

(b)	Qualifying CREST Shareholders

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in paragraph 5 of this Part V represents and warrants to the Company and the Underwriters that, except where proof has been provided to the Company’s satisfaction that such person’s acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) he is not within the United States, (b) he is not in any territory in which it is unlawful to make or accept an offer to acquire Fully Paid Rights or New Shares, (c) he is not accepting on a non-discretionary basis for a person located within the United States or any territory referred to in (b) above at the time the instruction to accept was given, and (d) he is not acquiring Fully Paid Rights or New Shares with a view to the offer, sale, transfer, delivery or distribution, directly or indirectly, of any such Fully Paid Rights or New Shares into the United States or any territory referred to in (b) above.

10.	TIMES AND DATES

The Company shall in its discretion and after consultation with its financial and legal advisers (and with the agreement of Morgan Stanley in its capacity as an Underwriter (after consultation with Goodbody Stockbrokers)) be entitled to amend the dates that Provisional Allotment Letters are despatched or dealings in Nil Paid Rights commence and amend or extend the latest date for acceptance under the Rights Issue and all related dates set out in this document and in such circumstances shall notify the UK Listing Authority, the Irish Stock Exchange and a Regulatory Information Service and, if appropriate, Shareholders but Qualifying Shareholders may not receive any further written communication.

If a supplementary prospectus is issued by the Company two days or fewer prior to the date specified in this document as the latest date for acceptance under the Rights Issue (or such later date as may be agreed between the Company and the Underwriters), the latest date of acceptance under the Rights Issue shall be extended to the date which is three Business Days after the date of issue of the supplementary prospectus.

11.	GOVERNING LAW

The terms and conditions of the Rights Issue as set out in this document and, where appropriate, in the Provisional Allotment Letter shall be governed by, and construed in accordance with, the laws of England and Wales.

12.	JURISDICTION

The Courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Rights Issue, this document and/or the Provisional Allotment Letter. By accepting rights under the Rights Issue in accordance with the instructions set out in this document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter, Qualifying Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

Part VI

UNAUDITED QUARTERLY RESULTS OF THE COMPANY FOR

THE QUARTER ENDING 30 JUNE 2005 AND UNAUDITED IFRS TRANSITION DOCUMENT

PART A: PRICEWATERHOUSECOOPERS’ INDEPENDENT REVIEW REPORT

INDEPENDENT REVIEW REPORT TO eircom GROUP PLC

INTRODUCTION

We have been engaged by the eircom Group plc to review the financial information, set out on pages 164 to 179 for the three months ended 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement and a statement of changes in Shareholders’ equity which have been prepared in accordance with the basis of preparation set out in note 1 to the financial information. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report including the conclusion is made solely for the company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this review report and for no other purpose.

DIRECTORS’ RESPONSIBILITIES

This quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the quarterly report and ensuring that the accounting policies and presentation applied to the quarterly figures are consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in the basis of preparation to the financial information in note 1, the next annual financial statements will be prepared in accordance with IFRS adopted for use in the EU. This quarterly report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the Directors may determine that some changes are necessary when preparing full annual financial statements for the first time in accordance with accounting standards adopted for use in the EU. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the EU at 31 March 2006 are not known with certainty at the time of preparing this quarterly financial information.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 “Review of interim financial information” issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the disclosed accounting policies have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 June 2005.

PricewaterhouseCoopers, Chartered Accountants, Dublin

24 August 2005

eircom Group plc

PART B: UNAUDITED QUARTERLY RESULTS

Consolidated Income Statement

		For the Three Months Ended 30 June 2004	For the Three Months Ended 30 June 2005
	Notes	€’m	€’m
		(unaudited)
Revenue		401	399
Operating costs excluding depreciation and restructuring programme costs		(251)	(264)
Depreciation		(77)	(69)
Restructuring programme costs		(48)	—
Profit on disposal of property		—	46

Operating profit		25	112
Finance costs — net		(31)	(35)
Share of associates profit		—	—

(Loss)/profit before income tax		(6)	77

Income tax expense		—	(17)

(Loss)/profit for period		(6)	60

Earnings per share attributable to the equity holders of the Group during the year
— basic	5	(0.01)	0.08

— diluted	5	(0.01)	0.08

The accompanying notes form an integral part of the financial information.

eircom Group plc

Group Balance Sheet

	Notes	As at 31 March 2005 €’m	As at 30 June 2005 €’m

		(unaudited)
Assets
Non-current assets
Intangible assets	6	686	684
Property, plant and equipment		2,032	1,999
Investment in associates		1	1
Retirement benefit asset		190	176
Financial assets at fair value through income statement		50	50
Other assets		118	126

		3,077	3,036

Current assets
Inventories		11	12
Trade and other receivables		303	380
Financial assets at fair value through income statement		22	22
Other assets		9	10
Restricted cash		1	—
Cash and cash equivalents		388	468

		734	892

Total assets		3,811	3,928

Non-current liabilities
Borrowings and derivative financial instruments	7	2,201	2,359
Lease obligations		118	126
Capital grants		9	9
Deferred income tax liabilities		209	203
Provisions for other liabilities and charges		205	204

		2,742	2,901

Current liabilities
Borrowings and derivative financial instruments	7	68	97
Lease obligations		9	10
Trade and other payables		587	617
Current income tax liabilities		11	35
Provisions for other liabilities and charges		19	19

		694	778

Total liabilities		3,436	3,679

Equity
Equity share capital		75	81
Other equity share capital		86	—
Share premium account		218	218
Capital redemption reserve		35	35
Group merger reserve		180	100
Cash flow hedging reserve		—	(26)
Retained earnings		(219)	(159)

Total equity		375	249

Total liabilities and equity		3,811	3,928

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated Cash Flow Statement

	Notes	For the Three Months Ended 30 June 2004	For the Three Months Ended 30 June 2005
		€’m	€’m
		(unaudited)
Cash inflow from operating activities
Cash generated from operations	8	114	146
Interest paid		(11)	(11)
Income tax refund		3	2

Net cash generated from operating activities		106	137

Cash flows from investing activities
Purchase of property, plant and equipment		(57)	(60)
Proceeds from restricted cash		63	—
Proceeds from sale of property, plant and equipment		—	1
Interest received		1	2

Net cash generated from/(used in) investing activities		7	(57)

Cash outflows from financing activities
Redemption of preference shares		(64)	—
Expenses paid in respect of shares issued		(29)	—
Issue of share capital		1	—

Net cash used in financing activities		(92)	—

Net increase in cash and cash equivalents		21	80
Cash and cash equivalents at beginning of period		352	388

Cash and cash equivalents at end of period		373	468

The accompanying notes form an integral part of the financial information.

eircom Group plc

Statement of changes in shareholders’ equity

	Equity Share Capital	Other Equity Share Capital	Share Premium Account	Capital Redemption Reserve	Group Merger Reserve	Cash Flow Hedging Reserve	Retained Earnings	Total Equity
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
	(unaudited)
Balance at 31 March 2005	75	86	218	35	180	—	(219)	375

Effect of adoption of IAS 32 and IAS 39	6	(86)	—	—	(80)	(25)	—	(185)

Balance at 1 April 2005	81	—	218	35	100	(25)	(219)	190

Cash flow hedges, net of tax	—	—	—	—	—	(1)	—	(1)

Net income/(expense) recognised directly in equity	—	—	—	—	—	(1)	—	(1)
Profit for period	—	—	—	—	—	—	60	60

Total recognised income for the period	—	—	—	—	—	(1)	60	59

Balance at 30 June 2005	81	—	218	35	100	(26)	(159)	249

The accompanying notes form an integral part of the financial information.

eircom Group plc

1.    BASIS OF PREPARATION

First Time Adoption of International Financial Reporting Standards (IFRS)

Previously the group prepared its audited annual financial statements and unaudited quarterly results under UK GAAP. From 1 April 2005, the group is required to present its annual consolidated financial statements in accordance with accounting standards adopted for use in the EU.

In preparing this financial information management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the group prepares its first set of financial statements, in accordance with accounting standards adopted for use in the EU as of 31 March 2006. As a result, although this financial information is based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Therefore, until the group prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 “First Time Adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS.

As permitted, the group has chosen not to adopt IAS 34 “Interim financial statements” in preparing its 2005 interim statements, and therefore this quarterly financial information is not in compliance with IFRS.

The impacts of adopting IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”, are not included in the year ended 31 March 2005 comparatives in accordance with IFRS 1. Previously, the group followed UK GAAP.

IFRS 1 Transition

The group has applied the provisions of IFRS 1 in arriving at appropriate opening balances, for the purposes of the financial information in this document. The significant decisions taken in respect of availing, or otherwise, of the exemptions available are as follows:

Business combinations

The group has not applied IFRS 3, “Business Combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The group has elected to measure its land & buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the date of transition under UK GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee Benefits”. The corridor approach has been applied eircom Group plc

retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Mandatory exceptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 January 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

First time application of IFRS relating to financial instruments and insurance contracts

In addition to the options described above, IFRS 1 also includes specific transitional provisions for IAS 32 and IAS 39. The group has availed of these transitional provisions and therefore has not applied these standards to the year ended 31 March 2004 and 31 March 2005 comparatives.

The impact of applying these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the year ended 31 March 2004 and 31 March 2005, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP.

2.    PROVISIONAL ACCOUNTING POLICIES UNDER IFRS

(a)	Basis of accounting

The consolidated financial statements of the group have been prepared in accordance with IFRS. The consolidated financial statements have been prepared under the historical cost convention. With effect from 1 April 2005 the historical cost convention has been modified by the revaluation of financial assets and certain financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company’s accounting policies.

(b)	Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiary undertakings. The subsidiary undertakings’ financial years are all coterminous with those of the company.

(i) Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of eircom Group plc and its subsidiaries after eliminating intercompany balances and transactions.

eircom Group plc

(ii) Associates

An associate is an entity that is neither a subsidiary nor a joint venture over whose operating and financial policies the group exercises significant influence. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if it is actively involved and influential in policy decisions affecting the entity. The group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

(iii) Acquisitions and disposals

The results of subsidiaries acquired during the year are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the year are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c)	Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

(ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (four years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(d)	Revenue recognition

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group undertakings but excludes all intercompany sales.

Revenue from calls is recognised at the time the call is made over the group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. The excess of connection fee revenue over direct connection costs is deferred over the life of the customer relationship, which is estimated to be between three and six years. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied based on the relative fair value of the bundle.

Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment.

eircom Group plc

Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

(e)	Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other authorised operators for traffic that is routed on their networks.

(f)	Research

Expenditure on research is written off as incurred.

(g)	Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

(h)	Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. If the deferred tax arises from goodwill for which amortisation is not deductible for tax purposes then it is also not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

eircom Group plc

(i)	Financial instruments

Up to 31 March 2005

The accounting policies adopted in respect of financial instruments up to 31 March 2005 are as set out in the 2005 annual report. The group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital Instruments”, FRS 5 “Reporting the Substance of Transactions” and SSAP 20 “Foreign Currency Translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 “Derivatives and Other Financial Instruments: Disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost: any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued finance costs attributable to borrowings are included in accrued charges within trade and other payables. Accrued issue costs are netted against the carrying value of borrowings.

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. The dividends on these preference shares are recognised in the income statement as interest expense since the adoption of IAS 32 and IAS 39 on 1 April 2005. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law.

The group’s activities expose it to risks of changes in foreign currency exchange rates and interest rates. The group uses foreign exchange forward contracts, interest rate swaps and currency swaps to hedge these exposures.

From 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held qualify for hedge accounting.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement. When the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this eircom Group plc

way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value.

(j)	Property, plant and equipment

Property, plant and equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers’ premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values, at 1 April 2004 under IFRS1 transition rules.

Depreciation

Depreciation is provided on property, plant and equipment (excluding land), on a straight line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset class	Estimated Economic Life (Years)
Buildings	40

Network plant
Transmission equipment
Duct	20
Overhead cable/poles	10-15
Underground cable	14

Exchanges
Exchange line terminations Core hardware/operating software	8 4

Others	3-7

The group’s policy is to review the remaining economic lives of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life.

Fully depreciated property, plant and equipment are retained in the cost of property, plant and equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant and equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction.

(k)	Impairment

Assets that have an indefinite useful life, principally Goodwill, are not subject to amortisation and are tested for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The value in use of non-current assets is determined from estimated discounted future cash flows. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

eircom Group plc

(l)	Capital grants

Non-repayable grants are accounted for as deferred income, which is amortised to the income statement at the same rate as the related assets are depreciated.

(m)	Leased assets

The capital cost of property, plant and equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(n)	Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(o)	Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(p)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(q)	Employee benefits

Pension obligations:    Group companies operate various pension schemes. The schemes are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under such plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

eircom Group plc

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based compensation:    The group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Termination benefits:    Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(r)	Provisions

A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

(s)	Share capital

Ordinary shares are classified as equity. Since the adoption of IAS 32 and IAS 39 on 1 April 2005, preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Prior to 1 April 2005, preference shares were classified as other equity shares within equity, in accordance with UK company law.

(t)	Dividend distribution

Dividend distribution to equity shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders.

3.    CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The most sensitive estimates affecting our financial statements involve the following areas:

(i)	Establishing lives for depreciation purposes of property, plant and equipment eircom Group plc

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of our total assets. The annual depreciation charge depends primarily on the estimated lives we allocate to each type of asset and, in certain circumstances, our estimate of fair values and residual values. We regularly review these asset lives and change them as necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on our depreciation and amortisation charges for the year.

(ii)	Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

We operate a funded defined benefit scheme, which is independent of our finances, for the majority of our employees. Actuarial valuations of the main scheme are carried out on an annual basis. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of our pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of our current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. We use estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in our financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges.

(iii)	Providing for doubtful debts

We provide our services to individuals and business customers, mainly on credit terms. We know that some debts due to us will not be paid as a result of the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact our operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on our operating results. The level of provision required is reviewed on an ongoing basis.

(iv)	Providing for litigation, contingencies and other constructive obligations

We are a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognise any loss that we consider probable and reasonably quantifiable as of the balance sheet date. In addition, we provide for other items of an uncertain timing or amount, such as liabilities arising as a result of restructuring programmes and self-insurance. These provisions are recognised when we have a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required.

(v)	Making appropriate medium-term assumptions on asset impairment reviews

We assess the existence of impairment annually or whenever events or changes in circumstances indicate that an asset may be impaired. Factors which we consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the eircom Group plc

carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the fair value of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(vi)	Assessing the level of interconnect income with and payments to other telecommunications operators

We are required to interconnect our networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, we rely on other authorised operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. We use estimates in these cases to determine the amount of income receivable from, or payments we need to make to, these other authorised operators and to establish appropriate provisions.

4.    SUBSEQUENT EVENTS

The group announced on 25 July 2005 its proposed acquisition of Western Wireless International Ireland LLC, the ultimate holding company of Meteor Mobile Communications Limited for €420 million, excluding expenses, on a debt-free basis to be financed by a rights issue. The acquisition and rights issue are conditional upon, amongst other things, the approval of eircom shareholders.

A final dividend of 6 cents (€45 million) was approved by shareholders at the Annual General Meeting on 25 July 2005. This was paid to shareholders on 12 August 2005.

5.    EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares, if any.

	For the Three Months Ended 30 June 2004	For the Three Months Ended 30 June 2005
	€’m	€’m
	(unaudited)
(Loss)/profit attributable to equity holders of the company	(11)	60

Weighted average number of ordinary shares in issue (thousands)	742,174,128	751,324,402

Basic earnings per share (€ per share)	(0.01)	0.08

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has two categories of dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed to have been converted into ordinary shares at the period-end market share price. The net profit is adjusted to eliminate the interest expense less the tax effect. For the share options a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the company’s shares for the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. There were no dilutive potential ordinary shares in the period ended 30 June 2004.

eircom Group plc

	For the Three Months Ended 30 June 2004	For the Three Months Ended 30 June 2005
	€’m	€’m
	(unaudited)
(Loss)/Profit attributable to equity holders of the company	(11)	60
Interest expense on convertible debt (net of tax)	—	5

Profit used to determine diluted earnings per share	(11)	65

Weighted average number of Ordinary Shares in issue	742,174,128	751,324,402
Adjustments for
– assumed conversion of convertible debt	—	86,046,301
– share options	—	3,104,077

Weighted average number of Ordinary Shares for diluted earnings per share	742,174,128	840,474,780

Diluted earnings per share (€ per share)	(0.01)	0.08

6.    INTANGIBLE ASSETS

	As at 31 March 2005	As at 30 June 2005
	€’m	€’m
	(unaudited)
Goodwill	669	669
Other intangible assets	17	15

	686	684

7.    BORROWINGS AND DERIVATIVE FINANCIAL INSTRUMENTS

	As at 31 March 2005	As at 30 June 2005
	€’m	€’m
	(unaudited)
Non-current liabilities
Borrowings	2,169	2,315
Derivative financial instruments	32	44

Borrowings and derivative financial instruments	2,201	2,359

Current liabilities
Borrowings	68	97
Derivative financial instruments	—	—

Borrowings and derivative financial instruments	68	97

eircom Group plc

8.    CASH GENERATED FROM OPERATIONS

	For theThree Months Ended 30 June 2004	For the Three Months Ended 30 June 2005
	€’m	€’m
	(unaudited)
Operating profit	25	112
Profit on disposal of property	—	(46)
Depreciation	77	69
Non-cash pension charges	4	14
Cash flows relating to prior year restructuring, business exits and other provisions	(8)	(8)
Non-cash restructuring costs	43	—
Working capital movements
Increase in stocks	(1)	(1)
Increase in creditors	4	24
Increase in debtors	(30)	(18)

Cash generated from operations	114	146

9.    RECONCILIATIONS BETWEEN IFRS AND UK GAAP

A full description of the impact of the differences between UK GAAP and IFRS accounting policies on the group is set out in the IFRS transition document published on 25 August 2005.

A reconciliation of the income statement prepared in accordance with UK GAAP and in accordance with IFRS for the period ending 30 June 2004 is included in the transition document and is summarised below.

In addition a reconciliation of the amount of total equity at 31 March 2005 before and after the application of IAS 32 and IAS 39 is summarised below and included in the transition document.

	Loss for the Three Months Ended 30 June 2004	Total Equity as at 31 March 2005
	€’m	€’m
	(unaudited)
As reported under UK GAAP	(19)	412

Impact of:
Capitalised interest	1	16
Reversal of goodwill amortised	10	38
Deferral of connection revenue	(1)	(25)
Deferral of IRU revenue	—	(23)
Revaluation of certain property, plant and equipment at the transition date	—	7
Deferred taxation	3	(123)
Proposed dividend	—	45
Recognition of pension asset	—	28

IFRS excluding IAS 32 and IAS 39	(6)	375

Fair value of derivatives recognised		(25)
Preference shares transferred to borrowings		(160)

IFRS including IAS 32 and IAS 39		190

PART C:    Unaudited IFRS Transition Document

Part I: IFRS Transition

Introduction

The group will adopt the requirements of International Financial Reporting Standards (“IFRS”), including the interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) as applicable to the group, for the purpose of preparing statutory financial statements for the first time for the year ending 31 March 2006. The standards applied will be those issued by the International Accounting Standards Board and endorsed by the European Union (“EU”) as at 31 March 2006.

The financial information contained herein represents our current best estimates of the impact of IFRS on our opening balance sheet and may be affected by changes to IFRS, interpretations thereof and the emergence of best practice. Certain of the standards are still subject to endorsement by the EU. For these reasons, it is possible that the information presented in this document may be subject to change prior to its finalisation in the 2006 annual report. The financial information contained herein is unaudited.

In order to explain the impact of the transition to IFRS on the group’s reported performance and financial position, selected financial information previously reported under accounting practice generally accepted in the United Kingdom (“UK GAAP”) is restated under IFRS in the attached appendices as follows:

•	Appendix 1: Reconciliation of Balance Sheet and Equity as at 1 April 2004.

•	Appendix 2: Reconciliation of Profit for the quarters ended 30 June 2004, 30 September 2004 and 31 December 2004.

•	Appendix 3: Reconciliation of Balance Sheet and Equity as at 30 June 2004, 30 September 2004 and 31 December 2004.

Review of 2004/05 under IFRS

eircom Group plc today announces the impact of the transition IFRS on its results for the year ending 31 March 2005 (“2004/05”) previously prepared in accordance UK GAAP. The group’s financial statements for the year ended 31 March 2006 will be prepared under IFRS.

The impact on the audited 2004/05 key financial data is summarised as follows:

	UK GAAP €’m	IFRS €’m	% Change	Comments on principal IFRS impact
Revenue	1,602	1,598	—	Revenue recognition
EBITDA before restructuring programme costs	604	595	(1)	Revenue recognition and analysis of costs
EBITDA before restructuring programme costs and non-cash pension charge	619	610	(1)	Revenue recognition and analysis of costs
Operating profit before restructuring programme costs	250	279	12	Revenue recognition, no amortisation of goodwill and analysis of costs
Group operating profit	178	213	20	Revenue recognition, no amortisation of goodwill and analysis of costs
Capital expenditure	209	209	—

Consolidated Income Statement for the year ended 31 March 2005

(prepared under IFRS)

2005
€’m
(unaudited)
Revenue	1,598
Operating costs before depreciation and restructuring programme costs	(1,003)
Depreciation	(316)
Restructuring programme costs	(66)

Operating profit	213
Finance costs — net	(126)
Share of associates profit	1

Profit before income tax	88

Income tax expense	(9)

Profit for year	79

Earnings per share attributable to the equity holders of the group during the year	€
- basic	0.08

- diluted	0.08

Consolidated Balance Sheet (prepared under IFRS)

	As at 1 April 2004 €’m	As at 31 March 2005 €’m
	(unaudited)
Assets
Non-current assets
Intangible assets	692	686
Property, plant and equipment	2,128	2,032
Investment in associates	—	1
Retirement benefit asset	205	190
Financial assets at fair value through income statement	61	50
Other assets	137	118

	3,223	3,077

Current assets
Inventories	10	11
Trade and other receivables	316	303
Financial assets at fair value through income statement	22	22
Other assets	9	9
Restricted cash	70	1
Cash and cash equivalents	352	388

	779	734

Total assets	4,002	3,811

Liabilities
Non-current liabilities
Borrowings and derivative financial instruments	2,263	2,201
Lease obligations	137	118
Capital grants	10	9
Deferred income tax liabilities	216	209
Provisions for other liabilities and charges	226	205

	2,852	2,742

Current liabilities
Borrowings and derivative financial instruments	1	68
Lease obligations	9	9
Trade and other payables	654	587
Current income tax liabilities	50	11
Provisions for other liabilities and charges	17	19

	731	694

Total liabilities	3,583	3,436

Equity
Equity share capital	74	75
Other equity share capital	122	86
Share premium account	247	218
Capital redemption reserve	33	35
Group merger reserve	180	180
Retained earnings	(237)	(219)

Total equity	419	375

Total liabilities and equity	4,002	3,811

Consolidated statement of changes in shareholders’ equity (prepared under IFRS)

	Equity share capital	Other equity share capital	Share premium account	Capital redemption reserve	Group merger reserve	Retained earnings	Total PPequity
	€’m	€’m	€’m	€’m	€’m	€’m	€’m

Balance at 1 April 2004	74	122	247	33	180	(237)	419

Profit for year	—	—	—	—	—	79	79

Total recognised income for the year	—	—	—	—	—	79	79

Employee share option scheme:
— value of employee services	—	—	—	—	—	1	1
— proceeds from shares issued	—	—	2	—	—	—	2
Conversion of preference shares	1	(1)	—	—	—	—	—
Redemption of preference shares	—	(35)	(32)	2	—	(4)	(69)
Expenses paid in respect of shares issued (credit)	—	—	1	—	—	—	1
Dividends	—	—	—	—	—	(58)	(58)

	1	(36)	(29)	2	—	(61)	(123)

Balance at 31 March 2005	75	86	218	35	180	(219)	375

Basis of Preparation

First Time Adoption of International Financial Reporting Standards (IFRS)

Previously the group prepared its audited annual financial statements and unaudited quarterly results under UK GAAP. From 1 April 2005, the group is required to present its annual consolidated financial statements in accordance with accounting standards adopted for use in the EU.

In preparing this financial information, management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the group prepares its first set of financial statements, in accordance with accounting standards adopted for use in the EU as of 31 March 2006. As a result, although this financial information is based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Therefore, until the group prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS.

The impacts of adopting IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement”, are not included in the year ended 31 March 2005 comparatives in accordance with IFRS 1. Previously, the group followed UK GAAP.

IFRS 1 Transition

The group has availed of the provisions of IFRS 1 in arriving at appropriate opening balances, for the purposes of the financial information in this document. The significant decisions taken in respect of availing, or otherwise, of the exemptions available are as follows:

Business combinations

The group has not applied IFRS 3 “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The group has elected to measure its land and buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the date of transition under UK GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Mandatory exceptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 January 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

First time application of IFRS relating to financial instruments and insurance contracts

In addition to the options described above, IFRS 1 also includes specific transitional provisions for IAS 32 and IAS 39. The group has availed of these transitional provisions and therefore has not applied these standards to the year ended 31 March 2004 and 31 March 2005 comparatives.

The impact of applying these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the year ended 31 March 2004 and 31 March 2005, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP.

Effects of the transition to IFRS

A description of the differences between UK GAAP and IFRS accounting policies is set out on pages 188 to 193. The reconciliation of balance sheet and equity under UK GAAP and IFRS as at 31 March 2005 is included on page 186. Reconciliations of balance sheets prepared under UK GAAP and IFRS as at 1 April 2004, 30 June 2004, 30 September 2004 and 31 December 2004 are included on page 204 and pages 208 to 210. Reconciliations of the income statement prepared in accordance with UK GAAP and prepared in accordance with IFRS for the period ended 31 March 2005 is included on page 187 and for the periods ended 30 June 2004, 30 September 2004, 31 December 2004 and are included on pages 205 to 207.

The adjustments to the balance sheet and equity of applying IAS 32 and IAS 39 as at 1 April 2005 are included on page 203.

Reconciliation of Balance Sheet and Equity (as at 31 March 2005)

	Reported under UK GAAP €’m	Pension (a) €’m	Capitalised interest (c) €’m	Goodwill (d) €’m	Connection revenue (e) €’m	IRU (f) €’m	Property valuation (g) €’m	Software (h) €’m	TIS (i) €’m	Dividends payable (j) €’m	Deferred tax (k) €’m	Leases (l) €’m	Restated under IFRS €’m
Assets		(unaudited)
Non-current assets
Intangible assets	633			38				15					686
Property, plant and equipment	2,029		16			(5)	7	(15)					2,032
Investment in associates	1												1
Retirement benefit asset	162	28											190
Financial assets at fair value through income statement	—								50				50
Other assets	—											118	118

	2,825	28	16	38	—	(5)	7	—	50	—	—	118	3,077

Current assets
Inventories	11												11
Trade and other receivables	298					5							303
Financial assets at fair value through income statement	—								22				22
Other assets	—											9	9
Restricted cash	1												1
Cash and cash equivalents	388												388

	698	—	—	—	—	5	—	—	22	—	—	9	734

Total assets	3,523	28	16	38	—	—	7	—	72	—	—	127	3,811

Non current liabilities
Borrowings and derivative financial instruments	2,201												2,201
Lease obligations	—											118	118
Capital grants	9												9
Deferred income tax liabilities	86										123		209
Provisions for other liabilities and charges	152								53				205

	2,448	—	—	—	—	—	—	—	53	—	123	118	2,742

Current liabilities
Borrowings and derivative financial instruments	68												68
Lease obligations	—											9	9
Trade and other payables	584				25	23				(45)			587
Current income tax liabilities	11												11
Provisions for other liabilities and charges	—								19				19

	663	—	—	—	25	23	—	—	19	(45)	—	9	694

Total liabilities	3,111	—	—	—	25	23	—	—	72	(45)	123	127	3,436

Equity
Equity share capital	75												75
Other equity share capital	86												86
Share premium account	218												218
Revaluation reserve	87						(87)						—
Capital redemption reserve	35												35
Group merger reserve	180												180
Retained earnings	(269)	28	16	38	(25)	(23)	94			45	(123)		(219)

Total equity	412	28	16	38	(25)	(23)	7	—	—	45	(123)	—	375

Total liabilities and equity	3,523	28	16	38	—	—	7	—	72	—	—	127	3,811

Reconciliation of Profit (year ended 31 March 2005)

	Reported under UK GAAP €’m	Share- based payments (b) €’m	Capitalised interest (c) €’m	Goodwill (d) €’m	Connection revenue (e) €’m	IRU (f) €’m	TIS (i) €’m	Deferred tax (k) €’m	Restated under IFRS €’m
		(unaudited)
Revenue	1,602				(5)	1			1,598

Operating Costs before depreciation and restructuring programme costs	(1,036)	(1)		38		(4)			(1,003)
Depreciation	(316)		(4)			4			(316)
Restructuring programme costs	(72)						6		(66)

Operating Profit	178	(1)	(4)	38	(5)	1	6	—	213

Finance costs — net	(127)		7				(6)		(126)

Share of associates profit	1								1

Profit before income tax	52	(1)	3	38	(5)	1	—	—	88

Income tax expense	(20)							11	(9)

Profit for year	32	(1)	3	38	(5)	1	—	11	79

Earnings per share attributable to the equity holders of the group during the year	€								€

— basic	0.02								0.08
— diluted	0.02								0.08

IFRS Principal Adjustments

A summary of the IFRS accounting policies is provided in pages 193 to 200. The resultant adjustments by standard are set out below.

(a) Pension — IAS 19 Employee benefits

UK GAAP

The group had used SSAP 24 “Accounting for pension costs” to account for employee benefits up to 31 March 2005. The regular cost of providing pensions was charged against profits over employees service lives with the group using the projected unit method. Variations from this regular cost were allocated on a straight-line basis over the average remaining service lives of current employees. Under FRS 7 “Fair values in acquisition accounting”, pension surpluses arising on acquisition, as calculated under SSAP 24, were included at fair value at the acquisition date and amortised over the remaining service lives of current employees.

IFRS

Under IAS 19, the liabilities and costs associated with the group’s defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on AA corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

The group is electing to use the corridor approach which leaves some actuarial gains and losses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Impact

The IFRS impact on the 31 March 2005 income statement is negligible.

The balance sheet impact of the implementation of this standard is to recognise a retirement benefit asset of €190 millionL in the group’s balance sheet at 31 March 2005. The pension asset recognised under UK GAAP, arising from a fair value exercise when the group purchased eircom Limited in November 2001, at 31 March 2005 was €162 millionL.

The group’s unrecognised pension deficit under IAS 19 was €773 millionL at 31 March 2005.

(b) Share-based payments — IFRS 2 Share-based payments

UK GAAP

In accordance with Urgent Issues Task Force Abstract (“UITF”) 17 “Employee share schemes”, the group recognised as a charge to the income statement the amount by which the value of shares at the date of granting share options to employees exceeds the value at which employees can exercise the options granted. These costs were normally recognised over the vesting period, except where the options were granted in recognition of past performance which were recognised at the time of the grant. The charge was included in operating costs in the income statement.

IFRS

In accordance with IFRS 2, the group measured equity-settled share-based payment transactions at fair value through the income statement. Under IFRS 2, the group opted to apply the standard only to options/awards outstanding as at 1 January 2005 that had been granted since 7 November 2002 (the effective date of IFRS 2) and not to early adopt the standard.

Impact

In accordance with IFRS 2, the group has recognised a charge to income representing the fair value of outstanding employee share options/awards granted which were outstanding as at 1 January 2005 and had been granted since 7 November 2002. The fair value has been calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

The operating profit impact in the income statement for the year ended 31 March 2005 is a charge of €1 million. There is no net impact on the balance sheet at 31 March 2005.

(c) Capitalised interest — IAS 23 Borrowing costs

UK GAAP

Under UK GAAP, an entity may capitalise borrowing costs associated with financing property, plant and equipment acquisition or development. Group policy under UK GAAP was to expense all borrowing costs as incurred and thus the group did not capitalise interest costs.

IFRS

IAS 23 allows, as an option, the capitalisation of interest costs that are directly attributable to the acquisition, construction or production of qualifying property, plant and equipment. The group has opted to capitalise interest in relation to the construction of qualifying property, plant and equipment and has applied IAS 23 retrospectively in this regard.

Impact

The net impact on the 31 March 2005 income statement of capitalising interest under IFRS is a decrease in the interest charge of €7 millionL and an increase in depreciation of €4 millionL. The net effect on the balance sheet at 31 March 2005 is an increase in property, plant and equipment of €16 millionL.

(d) Goodwill — IFRS 3 Business combinations

UK GAAP

Accounting for business combinations under UK GAAP is dealt with by FRS 6 “Acquisitions & mergers” and FRS 7. Under FRS 10 “Goodwill and intangible assets”, purchased goodwill and intangible assets were amortised to the income statement on a systematic basis over their useful economic lives where they are regarded as having a useful economic life. Under UK GAAP, there is a rebuttable presumption that the useful economic lives of purchased goodwill and intangible assets are limited to periods of 20 years or less. In accordance with UK GAAP, the goodwill arising from the purchase of subsidiary undertakings was capitalised and amortised on a straight-line basis over its expected useful life.

IFRS

IFRS 3 prohibits the amortisation of purchased goodwill. The standard requires goodwill to be carried at cost. Impairment reviews are required to be performed on an annual basis and when there are indications that the carrying value may not be recoverable.

Impact

Under the transitional arrangements of IFRS 1, the group has taken the option of applying IFRS 3 prospectively from the transition date to IFRS. The group has chosen this option rather than to restate previous business combinations. The impact of IFRS 3 and associated transitional arrangements on the group are as follows:

•	the accounting for all business combinations before 1 April 2004 is frozen at the transition date; and

•	goodwill is no longer amortised.

At 31 March 2004 and 31 March 2005 impairment reviews were performed on goodwill and no impairments resulted from these reviews.

The impact on the 31 March 2005 income statement under IFRS is a decrease in amortisation of goodwill of €38 millionL. The effect on the 31 March 2005 balance sheet is to increase the carrying value of goodwill by €38 millionL.

(e) Connection revenue — IAS 18 Revenue

UK GAAP

Under UK GAAP, the group recognised revenue from up-front connection fees when the connection was performed.

IFRS

Under IFRS, the group has adopted a policy whereby connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between three to six years.

Impact

The impact on the 31 March 2005 income statement of deferring connection fees under IFRS is to decrease revenue by €5 millionL. The effect on the 31 March 2005 balance sheet is an increase in deferred revenue of €25 millionL.

(f) Indefeasible rights of use (“IRU”) — IAS 18 Revenue

UK GAAP

In the years ending 31 March 2000 and 31 March 2001, the group entered into IRU contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under UK GAAP, revenue from the sale of IRU contracts was recognised at the time the contracts were signed. Expenditure on purchased IRU contracts was capitalised under property, plant and equipment and amortised over seven years in accordance with group’s depreciation policy and the terms of the contract.

IFRS

The group has applied IAS 18 and are accounting for IRU contracts in the following manner:

•	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

•	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a seven year period.

Impact

The effect on the 31 March 2005 balance sheet, in respect of the sales contracts, is an increase of €23 millionL in deferred revenue. The effect on the 31 March 2005 balance sheet, in respect of the purchase contracts, is a reclassification of €5 millionL from property, plant and equipment to trade and other receivables. The impact on the 31 March 2005 income statement, in respect of the sales contracts, is an increase in revenue under IFRS of €1 millionL. The impact on the 31 March 2005 income statement, in respect of the purchase contracts, is a reclassification of €4 millionL from depreciation to operating costs.

(g) Property valuation — IAS 16 Property, plant and equipment

UK GAAP

Under FRS 15 “Tangible fixed assets”, non-specialised properties were valued at existing use value, specialised properties were valued at depreciated replacement cost and properties surplus to requirements were valued at open market value. Under this standard, the group’s land and buildings are stated at valuation, the basis of which was depreciated replacement cost and existing use value, where appropriate.

IFRS

Under IAS 16, property, plant and equipment is recognised at either cost or fair value through regular revaluation. The group has fair valued certain items of property, plant and equipment at the transition date. This required a net uplift in the valuation of properties and consequent increases in equity. In accordance with IFRS 1, where a revaluation is taken as deemed cost on transition date the revaluation reserve is transferred to retained earnings. The reserve does not represent a distributable reserve. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the transition date as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted under IFRS 1. The group will not revalue property, plant and equipment going forward.

Impact

The net impact on the 31 March 2005 balance sheet is an increase to property, plant and equipment of €7 million, a decrease in revaluation reserve by €87 million and an increase in retained earnings of €94 million. There is no material impact to depreciation in the 31 March 2005 income statement.

(h) Software — IAS 38 Intangible assets

UK GAAP

Under UK GAAP, software development costs that are directly attributable to bringing a computer system or other computer-operated machinery into working condition for its intended use within the business are treated as part of the cost of the related hardware and capitalised under property, plant and equipment.

IFRS

Under IAS 38, when software is not an integral part of the related hardware, computer software is treated as an intangible asset. Certain software assets previously classified under property, plant and equipment have been reclassified under intangible assets in line with the requirements of IAS 38.

Impact

The impact on the 31 March 2005 balance sheet is a reclassification of €15 millionL from property, plant and equipment to intangible assets. There is no impact on the 31 March 2005 income statement.

(i) Temporary income stream (“TIS”) annuity scheme — IAS 19 Employee benefits

UK GAAP

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. Under UK GAAP, the group recorded a liability at the date that an employee elected to receive the annuity. The group estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees offset by the fair value of the assets set aside to fund the payment stream at the balance sheet date.

IFRS

Under IFRS, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The annuity asset is recognised under current assets and non-current financial assets at fair value through income statement and the obligation is recognised gross under current and non-current liabilities, as applicable.

Impact

The impact on the 31 March 2005 balance sheet is an increase of €22 millionL and €50 millionL to current assets and non-current financial assets at fair value through income statement respectively. In addition there is an increase of €53 millionL to non-current provisions for other liabilities and charges and an increase of €19 millionL to current provisions for other liabilities and charges. Under IFRS, €6 millionL is reclassified from restructuring costs to interest expense, resulting in no net impact on the 31 March 2005 income statement.

(j) Dividends payable — IAS 10 Events after the balance sheet date

UK GAAP

The group accounted for dividends proposed by the directors relating to a given accounting period within that period, even if the shareholder approval of that dividend took place after the balance sheet date.

IFRS

Under IAS 10, proposed dividends do not meet the definition of a liability until the dividends are approved by the shareholders. Thus, proposed dividends have been reversed under IFRS.

Impact

The effect on the 31 March 2005 balance sheet of reversing the proposed dividend is a reduction in trade and other payables of €45 million. There is no impact on the 31 March 2005 income statement.

(k) Deferred tax and current tax — IAS 12 Income taxes

UK GAAP

FRS 19 requires deferred tax to be accounted for on the basis of timing differences. Timing differences are differences between an entity’s taxable profits and its results as stated in the financial statements due to the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in financial statements.

IFRS

IAS 12 requires that deferred tax be accounted for on the basis of taxable or deductible temporary differences. Temporary differences are differences between the carrying value of an asset and liability in an entity’s balance sheet and the tax base of the asset and liability. Under IAS 12, deferred tax is charged directly to equity if the tax relates to items that are credited or charged directly to equity.

Impact

The impact is to increase the net deferred tax liability by €123 millionL under IFRS. The increase principally relates to the following:

(i)	The fair value uplift on network plant and equipment arising on the acquisition of eircom Limited gives rise to an additional deferred tax liability of €62 millionL at 31 March 2005.

(ii)	The impact of providing deferred tax on the fair value of the land and buildings acquired as part of the acquisition of eircom Limited and the subsequent revaluation of these assets in December 2003 gives rise to an additional deferred tax liability of €54L million at 31 March 2005.

(iii)	In prior years the group claimed rollover relief on chargeable gains arising from the disposal of assets. This gives rise to an additional deferred tax liability of €8 millionL at 31 March 2005.

(iv)	These increases are partially offset by the net impact of increases and decreases in deferred tax arising as a result of the difference between the carrying value and the tax base of other assets or liabilities.

(l) Leases — IAS 17 Leases

UK GAAP

Under UK GAAP, lease receivable balances and lease obligation balances for certain lease arrangements were netted on the balance sheet.

IFRS

Under IFRS, lease receivable balances and lease obligation balances for certain lease arrangements are shown gross on the balance sheet.

Impact

The impact on the 31 March 2005 balance sheet is to increase non-current assets by €118 millionL and to increase other current other assets by €9 millionL and to increase non-current lease obligations by €118 millionL and to increase current lease obligations by €9 millionL.

(m) Cash flow — IAS 7 Cash flow statements

UK GAAP

Under UK GAAP, cash flows were presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and financing.

IFRS

Under IFRS, cash flows are required to be shown separately for three categories only, namely, operating, investing and financing.

Impact

Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP are included as operating activities under IFRS.

Provisional Accounting Policies under IFRS

(a) Basis of accounting

The consolidated financial statements of the group have been prepared in accordance with IFRS. The consolidated financial statements have been prepared under the historical cost convention. With effect from 1 April 2005 the historical cost convention has been modified by the revaluation of financial assets and certain financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company’s accounting policies.

(b) Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiary undertakings. The subsidiary undertakings’ financial years are all coterminous with those of the company.

(i) Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of eircom Group plc and its subsidiaries after eliminating intercompany balances and transactions.

(ii) Associates

An associate is an entity that is neither a subsidiary nor a joint venture over whose operating and financial policies the group exercises significant influence. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if it is actively involved and influential in policy decisions affecting the entity. The group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

(iii) Acquisitions and disposals

The results of subsidiaries acquired during the year are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the year are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

(ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (four years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(d) Revenue recognition

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group undertakings but excludes all intercompany sales.

Revenue from calls is recognised at the time the call is made over the group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. The excess of connection fee revenue over direct connection costs is deferred over the life of the customer relationship, which is estimated to be between three and six years. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied based on the relative fair value of the bundle.

Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

(e) Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other authorised operators for traffic that is routed on their networks.

(f) Research

Expenditure on research is written off as incurred.

(g) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

(h) Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. If the deferred tax arises from goodwill for which amortisation is not deductible for tax purposes then it is also not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(i) Financial instruments

Up to 31 March 2005

The accounting policies adopted in respect of financial instruments up to 31 March 2005 are as set out in the 2005 annual report. The group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital instruments”, FRS 5 “Reporting the substance of transactions” and SSAP 20 “Foreign currency translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 “Derivatives and other financial instruments: disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost: any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued finance costs attributable to borrowings are included in accrued charges within trade and other payables. Accrued issue costs are netted against the carrying value of borrowings.

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. The dividends on these preference shares are recognised in the income statement as interest expense since the adoption of IAS 32 and IAS 39 on 1 April 2005. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law.

The group’s activities expose it to risks of changes in foreign currency exchange rates and interest rates. The group uses foreign exchange forward contracts, interest rate swaps and currency swaps to hedge these exposures.

From 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held qualify for hedge accounting.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement. When the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value.

(j) Property, plant and equipment

Property, plant and equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers’ premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values, at 1 April 2004 under IFRS1 transition rules.

Depreciation

Depreciation is provided on property, plant and equipment (excluding land), on a straight-line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset class	Estimated Economic Life (Years)
Buildings	40

Network plant
Transmission equipment
Duct	20
Overhead cable/poles	10-15
Underground cable	14

Exchanges
Exchange line terminations	8
Core hardware/operating software	4

Others	3-7

The group’s policy is to review the remaining economic lives of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life.

Fully depreciated property, plant and equipment are retained in the cost of property, plant and equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant and equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction.

(k) Impairment

Assets that have an indefinite useful life, principally goodwill, are not subject to amortisation and are tested for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The value in use of non-current assets is determined from estimated discounted future cash flows. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(l) Capital grants

Non-repayable grants are accounted for as deferred income, which is amortised to the income statement at the same rate as the related assets are depreciated.

(m) Leased assets

The capital cost of property, plant and equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(n) Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(o) Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(p) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(q) Employee benefits

(i) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under such plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based compensation

The group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(r) Provisions

A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

(s) Share capital

Ordinary shares are classified as equity. Since the adoption of IAS 32 and IAS 39 on 1 April 2005, preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Prior to 1 April 2005, preference shares were classified as other equity shares within equity, in accordance with UK company law.

(t) Dividend distribution

Dividend distribution to equity shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders.

Critical accounting judgements and estimates

The most sensitive estimates affecting our financial statements involve the following areas:

(i) Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of our total assets. The annual depreciation charge depends primarily on the estimated lives we allocate to each type of asset and, in certain circumstances, our estimate of fair values and residual values. We regularly review these asset lives and change them as necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on our depreciation and amortisation charges for the year.

(ii) Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

We operate a funded defined benefit scheme, which is independent of our finances, for the majority of our employees. Actuarial valuations of the main scheme are carried out on an annual basis. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of our pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of our current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. We use estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in our financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges.

(iii) Providing for doubtful debts

We provide our services to individuals and business customers, mainly on credit terms. We know that some debts due to us will not be paid as a result of the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts which we believe will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact our operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on our operating results. The level of provision required is reviewed on an ongoing basis.

(iv) Providing for litigation, contingencies and other constructive obligations

We are a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognise any loss that we consider probable and reasonably quantifiable as of the balance sheet date. In addition, we provide for other items of an uncertain timing or amount, such as liabilities arising as a result of restructuring programmes and self-insurance. These provisions are recognised when we have a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required.

(v) Making appropriate medium-term assumptions on asset impairment reviews

We assess the existence of impairment annually or whenever events or changes in circumstances indicate that an asset may be impaired. Factors which we consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the fair value of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(vi) Assessing the level of interconnect income with and payments to other telecommunications operators

We are required to interconnect our networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, we rely on other authorised operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. We use estimates in these cases to determine the amount of income receivable from, or payments we need to make to, these other authorised operators and to establish appropriate provisions.

Part II: Adoption of IAS 32 and IAS 39 at 1 April 2005

IFRS Principal Adjustments at 1 April 2005

The reconciliation presented below summarises the adjustments to the 1 April 2005 balance sheet as a result of adoption of IAS 32 and IAS 39.

The adjustments are explained as follows:

(i) Cash flow hedging reserve adjustment

UK GAAP

Under UK GAAP, the group valued currency swap agreements and forward exchange contracts at year-end exchange rates and the resulting gains and losses were offset against gains and losses on the translation of the related debt. The interest element of the contracts was reflected in interest payable and similar charges.

Differentials arising from interest rate swap agreements, were accrued and reflected in interest payable and similar charges. Gains or losses arising from interest rate swaps which are terminated upon the repayment of the related debt were reflected in interest payable and similar charges.

All borrowings were initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost: any difference between the proceeds (net of transaction costs) and the redemption value was recognised in the income statement over the period of borrowings using the effective interest method. Accrued finance costs attributable to borrowings were included in accrued charges within trade and other payables. Accrued issue costs are netted against the carrying value of borrowings.

IFRS

IAS 32 and IAS 39 address the accounting for, and financial reporting of, financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement. IAS 39 requires derivatives to be recognised at fair value and financial liabilities to be recognised at amortised cost. The group has not availed of the option to fair value financial liabilities. Accounting for the changes in fair value of the derivative depends on the intended usage of the derivative and the resultant designation of the relevant financial instrument. The group is applying these standards as and from 1 April 2005 and hence the comparatives will not reflect the changes made.

Impact

The impact as at 1 April 2005 is that the interest rate and foreign exchange derivatives are accounted for at fair value with a corresponding adjustment to the cash flow hedging reserve, as the derivatives held qualify for hedge accounting.

(ii) Preference Share adjustment

UK GAAP

Under UK GAAP, the group recognised preference shares as other equity share capital at nominal value.

IFRS

Under IAS 32, certain preference shares are deemed to be debt instruments or instruments having the characteristics of both debt and equity, where the preference share includes an option to convert the preference shares to equity share capital, and are required to be recognised as a liability. The group has uplifted the preference shares to fair value, reclassified these amounts on the balance sheet under borrowings and reduced the merger reserve by the difference between the nominal value and the fair value of the preference shares.

Impact

The impact as at 1 April 2005 is to reclassify all of our preference shares from equity to liabilities. The equity element of convertible preference shares determined in accordance with IAS 32 was valued at Nil. Preference shares which had previously been included in share capital at their nominal value of 50 cent per share are now being shown as liabilities at their redemption value of €1.00 per share in accordance with IAS 32. In accordance with IFRS 1, the merger reserve has been reduced by the difference of 50 cent per share as part of this reserve was created as a result of this difference in value at the date of the merger under UK GAAP. The impact is to reduce both other equity share capital and the merger reserve by €80 million, and to increase borrowings by €160 million.

The remaining deferred shares of €6 millionL, listed under other equity share capital, are reclassified as equity share capital in accordance with IAS 32.

Reconciliation of Balance Sheet and Equity (as at 1 April 2005)

	31 March 2005 €’m	Cash Flow Hedging (i) IAS 32/39 €’m	Convertible Preference Shares (ii) IAS 32/39 €’m	Deferred Preference Shares (ii) IAS 32/39 €’m	Restated 1 April 2005 €’m
	(unaudited)
Assets
Non-current assets
Intangible assets	686				686
Property, plant and equipment	2,032				2,032
Investment in associates	1				1
Retirement benefit asset	190				190
Financial assets at fair value through income statement	50				50
Other assets	118				118

	3,077	—	—	—	3,077

Current assets
Inventories	11				11
Trade and other receivables	303				303
Financial assets at fair value through income statement	22				22
Other assets	9				9
Restricted cash	1				1
Cash and cash equivalents	388				388

	734	—	—	—	734

Total assets	3,811	—	—	—	3,811

Liabilities
Non-current liabilities
Borrowings and derivative financial instruments	2,201	25	131		2,357
Lease obligations	118				118
Capital grants	9				9
Deferred income tax liabilities	209				209
Provisions for other liabilities and charges	205				205

	2,742	25	131	—	2,898

Current liabilities
Borrowings and derivative financial instruments	68		29		97
Lease obligations	9				9
Trade and other payables	587				587
Current income tax liabilities	11				11
Provisions for other liabilities and charges	19				19

	694	—	29	—	723

Total liabilities	3,436	25	160	—	3,621

Equity
Equity share capital	75			6	81
Other equity share capital	86		(80)	(6)	—
Share premium account	218				218
Capital redemption reserve	35				35
Group merger reserve	180		(80)		100
Cash flow hedging reserve	—	(25)			(25)
Retained earnings	(219)				(219)

Total equity	375	(25)	(160)	—	190

Total liabilities and equity	3,811	—	—	—	3,811

Appendix 1: Reconciliation of Balance Sheet and Equity (as at 1 April 2004)

	Reported under UK GAAP	Pension	Capitalised Interest	Connection Revenue	IRU	Property Valuation	Software	TIS	Deferred Tax	Leases	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Assets		(unaudited)
Non-current assets
Intangible assets	669						23				692
Property, plant and equipment	2,140		13		(9)	7	(23)				2,128
Investment in associate	—										—
Retirement benefit asset	177	28									205
Financial assets at fair value through income statement	—							61			61
Other assets	—									137	137

	2,986	28	13	—	(9)	7	—	61	—	137	3,223

Current assets
Inventories	10										10
Trade and other receivables	307				9						316
Financial assets at fair value through income statement	—							22			22
Other assets	—									9	9
Restricted cash	70										70
Cash and cash equivalents	352										352

	739	—	—	—	9	—	—	22	—	9	779

Total assets	3,725	28	13	—	—	7	—	83	—	146	4,002

Non current liabilities
Borrowings and derivative financial instruments	2,263										2,263
Lease obligations	—									137	137
Capital grants	10										10
Deferred income tax liabilities	82								134		216
Provisions for other liabilities and charges	160							66			226

	2,515	—	—	—	—	—	—	66	134	137	2,852

Current liabilities
Borrowings and derivative financial instruments	1										1
Lease obligations	—									9	9
Trade and other payables	610			20	24						654
Current income tax liabilities	50										50
Provisions for other liabilities and charges	—							17			17

	661	—	—	20	24	—	—	17	—	9	731

Total liabilities	3,176	—	—	20	24	—	—	83	134	146	3,583

Equity
Equity share capital	74										74
Other equity share capital	122										122
Share premium account	247										247
Revaluation reserve	91					(91)					—
Capital redemption reserve	33										33
Group merger reserve	180										180
Retained earnings	(198)	28	13	(20)	(24)	98			(134)		(237)

Total equity	549	28	13	(20)	(24)	7	—	—	(134)	—	419

Total liabilities and equity	3,725	28	13	—	—	7	—	83	—	146	4,002

Appendix 2: Reconciliation of Profit (quarter ended 30 June 2004)

	Reported under UK GAAP	Capitalised Interest	Goodwill	Connection Revenue	IRU	Deferred Tax	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m
		(unaudited)
Revenue	402			(1)			401
Operating costs before depreciation and restructuring programme costs	(260)		10		(1)		(251)
Depreciation	(77)	(1)			1		(77)
Restructuring programme costs	(48)						(48)

Operating profit	17	(1)	10	(1)	—	—	25
Finance costs — net	(33)	2					(31)
Share of associates profit	—						—

Loss before income tax	(16)	1	10	(1)	—	—	(6)

Income tax expense	(3)					3	—

Loss for year	(19)	1	10	(1)	—	3	(6)

Earnings per share attributable to the equity holders of the group during the year	€						€
— basic	(0.03)						(0.01)
— diluted	(0.03)						(0.01)

Reconciliation of Profit (quarter ended 30 September 2004)

	Reported under UK GAAP €’m	Capitalised Interest €’m	Goodwill €’m	Connection Revenue €’m	IRU €’m	Deferred Tax €’m	Restated under IFRS €’m
		(unaudited)
Revenue	400			(1)			399
Operating Costs before depreciation and restructuring programme costs	(260)		9		(1)		(252)
Depreciation	(77)	(1)			1		(77)
Restructuring programme costs	(6)						(6)

Operating profit	57	(1)	9	(1)	—	—	64
Finance costs — net	(32)	2					(30)
Share of associates profit	—						—

Profit before income tax	25	1	9	(1)	—	—	34

Income tax expense	(7)					2	(5)

Profit for year	18	1	9	(1)	—	2	29

Earnings per share attributable to the equity holders of the group during the year	€						€

— basic	0.02						0.03
— diluted	0.02						0.03

Reconciliation of Profit (half year ended 30 September 2004)

	Reported under UK GAAP €’m	Capitalised Interest €’m	Goodwill €’m	Connection Revenue €’m	IRU €’m	Deferred Tax €’m	Restated under IFRS €’m
		(unaudited)
Revenue	802			(2)			800
Operating Costs before depreciation and restructuring programme costs	(520)		19		(2)		(503)
Depreciation	(154)	(2)			2		(154)
Restructuring programme costs	(54)						(54)

Operating profit	74	(2)	19	(2)	—	—	89
Finance costs — net	(65)	4					(61)
Share of associates profit	—						—

Profit before income tax	9	2	19	(2)	—	—	28

Income tax expense	(10)					5	(5)

Profit for year	(1)	2	19	(2)	—	5	23

Earnings per share attributable to the equity holders of the group during the year	€						€

— basic	(0.01)						0.02
— diluted	(0.01)						0.02

Reconciliation of Profit (quarter ended 31 December 2004)

	Reported under UK GAAP €’m	Capitalised Interest €’m	Goodwill €’m	Connection Revenue €’m	IRU €’m	Deferred Tax €’m	Restated under IFRS €’m
		(unaudited)
Revenue	401			(2)			399
Operating Costs before depreciation and restructuring programme costs	(260)		10		(1)		(251)
Depreciation	(75)	(1)			1		(75)
Restructuring programme costs	(3)						(3)

Group operating profit	63	(1)	10	(2)	—	—	70
Finance costs — net	(32)	1					(31)
Share of associates profit	—						—

Profit before Tax	31	—	10	(2)	—	—	39

Income tax expense	(8)					3	(5)

Profit for year	23	—	10	(2)	—	3	34

Earnings per share attributable to the equity holders of the group during the year	€						€

— basic	0.02						0.04
— diluted	0.02						0.04

Reconciliation of Profit (nine months ended 31 December 2004)

	Reported under UK GAAP €’m	Capitalised Interest €’m	Goodwill €’m	Connection Revenue €’m	IRU €’m	Deferred Tax €’m	Restated under IFRS €’m
		(unaudited)
Revenue	1,203			(4)			1,199
Operating Costs before depreciation and restructuring programme costs	(779)		29		(3)		(753)
Depreciation	(229)	(3)			3		(229)
Restructuring programme costs	(57)						(57)

Group operating profit	138	(3)	29	(4)	—	—	160
Finance costs — net	(98)	5					(93)
Share of associates profit	—						—

Profit before Tax	40	2	29	(4)	—	—	67

Income tax expense	(18)					8	(10)

Profit for year	22	2	29	(4)	—	8	57

Earnings per share attributable to the equity holders of the group during the year	€						€

— basic	0.01						0.06
— diluted	0.01						0.06

Appendix 3: Reconciliation of Balance Sheet and Equity (as at 30 June 2004)

	Reported under UK GAAP €’m	Pension €’m	Capitalised Interest €’m	Goodwill €’m	Connection Revenue €’m	IRU €’m	Property Valuation €’m	Software €’m	TIS €’m	Deferred Tax €’m	Leases €’m	Restated under IFRS €’m
Assets		(unaudited)
Non-current assets
Intangible assets	659			10				19				688
Property, plant and equipment	2,099		14			(8)	7	(19)				2,093
Retirement benefit asset	173	28										201
Financial assets at fair value through income statement	—								61			61
Other assets	—										138	138

	2,931	28	14	10	—	(8)	7	—	61	—	138	3,181

Current assets
Inventories	11											11
Trade and other receivables	338					8						346
Financial assets at fair value through income statement	—								22			22
Other assets	—										9	9
Restricted cash	7											7
Cash and cash equivalents	373											373

	729					8			22		9	768

Total assets	3,660	28	14	10	—	—	7	—	83	—	147	3,949

Non current liabilities
Borrowings and derivative financial instruments	2,264											2,264
Lease obligations	—										138	138
Capital grants	10											10
Deferred income tax liabilities	82									131		213
Provisions for other liabilities and charges	153								65			218

	2,509	—	—	—	—	—	—	—	65	131	138	2,843

Current liabilities
Borrowings and derivative financial instruments	—											—
Lease obligations	—										9	9
Trade and other payables	632				21	24						677
Current income tax liabilities	57											57
Provisions for other liabilities and charges	—								18			18

	689	—	—	—	21	24	—	—	18	—	9	761

Total liabilities	3,198	—	—	—	21	24	—	—	83	131	147	3,604

Equity
Equity share capital	74											74
Other equity share capital	90											90
Share premium account	217											217
Revaluation reserve	91						(91)					—
Capital redemption reserve	34											34
Group merger reserve	180											180
Retained earnings	(224)	28	14	10	(21)	(24)	98			(131)		(250)

Total equity	462	28	14	10	(21)	(24)	7	—	—	(131)	—	345

Total liabilities and equity	3,660	28	14	10	—	—	7	—	83	—	147	3,949

Reconciliation of Balance Sheet and Equity (as at 30 September 2004)

	Reported under UK GAAP €’m	Pension €’m	Capitalised Interest €’m	Goodwill €’m	Connection Revenue €’m	IRU €’m	Property Valuation €’m	Software €’m	TIS €’m	Deferred Tax €’m	Leases €’m	Restated under IFRS €’m
Assets		(unaudited)
Non-current assets
Intangible assets	650			19				16				685
Property, plant and equipment	2,062		15			(7)	7	(16)				2,061
Retirement benefit asset	169	28										197
Financial assets at fair value through income statement	—								61			61
Other assets	—										133	133

	2,881	28	15	19	—	(7)	7	—	61	—	133	3,137

Current assets
Inventories	10											10
Trade and other receivables	327					7						334
Financial assets at fair value through income statement	—								22			22
Other assets	—										9	9
Restricted cash	4											4
Cash and cash equivalents	320											320

	661	—	—	—	—	7	—	—	22	—	9	699

Total assets	3,542	28	15	19	—	—	7	—	83	—	142	3,836

Non current liabilities
Borrowings and derivative financial instruments	2,266											2,266
Lease obligations	—										133	133
Capital grants	10											10
Deferred income tax liabilities	85									129		214
Provisions for other liabilities and charges	156								65			221

	2,517	—	—	—	—	—	—	—	65	129	133	2,844

Current liabilities
Borrowings and derivative financial instruments	1											1
Lease obligations	—										9	9
Trade and other payables	568				22	24						614
Current income tax liabilities	20											20
Provisions for other liabilities and charges	—								18			18

	589	—	—	—	22	24	—	—	18	—	9	662

Total liabilities	3,106	—	—	—	22	24	—	—	83	129	142	3,506

Equity
Equity share capital	74											74
Other equity share capital	89											89
Share premium account	217											217
Revaluation reserve	87						(87)					—
Capital redemption reserve	34											34
Group merger reserve	180											180
Retained earnings	(245)	28	15	19	(22)	(24)	94			(129)		(264)

Total equity	436	28	15	19	(22)	(24)	7	—	—	(129)	—	330

Total liabilities and equity	3,542	28	15	19	—	—	7	—	83	—	142	3,836

Reconciliation of Balance Sheet and Equity (as at 31 December 2004)

	Reported under UK GAAP €’m	Pension €’m	Capitalised Interest €’m	Goodwill €’m	Connection Revenue €’m	IRU €’m	Property Valuation €’m	Software €’m	TIS €’m	Deferred Tax €’m	Leases €’m	Restated under IFRS €’m
Assets		(unaudited)
Non-current assets
Intangible assets	642			29				12				683
Property, plant and equipment	2,033		15			(6)	7	(12)				2,037
Retirement benefit asset	165	28										193
Financial assets at fair value through income statement	—								61			61
Other assets	—										119	119

	2,840	28	15	29	—	(6)	7	—	61	—	119	3,093

Current assets
Inventories	11											11
Trade and other receivables	324					6						330
Financial assets at fair value through income statement	—								22			22
Other assets	—										9	9
Restricted cash	2											2
Cash and cash equivalents	396											396

	733	—	—	—	—	6	—	—	22	—	9	770

Total assets	3,573	28	15	29	—	—	7	—	83	—	128	3,863

Non current liabilities
Borrowings and derivative financial instruments	2,268											2,268
Lease obligations	—										119	119
Capital grants	9											9
Deferred income tax liabilities	84									126		210
Provisions for other liabilities and charges	157								64			221

	2,518	—	—	—	—	—	—	—	64	126	119	2,827

Current liabilities
Borrowings and derivative financial instruments	1											1
Lease obligations	—										9	9
Trade and other payables	574				24	24						622
Current income tax liabilities	29											29
Provisions for other liabilities and charges	—								19			19

	604	—	—	—	24	24	—	—	19	—	9	680

Total liabilities	3,122	—	—	—	24	24	—	—	83	126	128	3,507

Equity
Equity share capital	74											74
Other equity share capital	88											88
Share premium account	217											217
Revaluation reserve	82						(82)					—
Capital redemption reserve	35											35
Group merger reserve	180											180
Retained earnings	(225)	28	15	29	(24)	(24)	89			(126)		(238)

Total equity	451	28	15	29	(24)	(24)	7	—	—	(126)	—	356

Total liabilities and equity	3,573	28	15	29	—	—	7	—	83	—	128	3,863

Part VII

UNAUDITED PRO FORMA STATEMENT

PRO FORMA STATEMENT OF NET ASSETS OF THE ENLARGED GROUP

The unaudited UK GAAP consolidated pro forma statement of net assets set out below has been prepared to illustrate the effect of the Acquisition and the Rights Issue on the net assets of eircom Group and its subsidiaries as if the Acquisition and the Rights Issue had taken place on 31 March 2005. The information, which is produced for illustrative purposes only, by its nature addresses a hypothetical situation and therefore does not represent the financial position of eircom Group and its subsidiaries. The unaudited UK GAAP pro forma statement of net assets is compiled on the basis set out below from:

(a)	the audited UK GAAP consolidated balance sheet of eircom Group as at 31 March 2005, as published in the UK GAAP Annual Report and Accounts of eircom Group, which has been incorporated by reference into this document;

(b)	the audited consolidated balance sheet of the Meteor Group as at 31 December 2004 as set out in the Meteor Group’s Financial Information Table in Part IV of the Circular, which has been incorporated by reference into this document; and

(c)	the other adjustments set out below.

The unaudited pro forma statement of net assets has been prepared on the basis that the Acquisition will be accounted for using acquisition accounting principles, with the excess purchase price being capitalised as goodwill. No account has been taken of any fair value adjustments which may arise on this Acquisition.

The historical financial information of eircom Group and the Meteor Group has been prepared in accordance with UK GAAP and is presented in millions of euros.

Unaudited pro forma statement of net assets at 31 March 2005

		Adjustments
	Group at 31 March 2005(1) €’m	Meteor Group at 31 December 2004(2) €’m	Acquisition Pro forma Adjustments(3) €’m	Rights Issue Pro Forma Adjustments(3) €’m	Pro Forma Total €’m
Fixed assets
Intangible assets	633	45	283(3)(a)	—	961
Tangible fixed assets	2,029	116	—	—	2,145
Investment in associates	1	—	—	—	1

	2,663	161	283	—	3,107

Current assets
Stocks	11	2	—	—	13
Debtors: amounts falling due within one year	298	24	—	—	322
Debtors: amounts falling due after more than one year	162	—	—	—	162
Cash at bank and in hand	388	1	(432)(3)(b)	397(3)(d)	354
Restricted cash at bank and in hand	1	—	—	—	1

	860	27	(432)	397	852

Creditors: Amounts falling due within one year:	(663)	(185)	147(3)(c)	—	(701)

Net current assets/(liabilities)	197	(158)	(285)	397	151

Total assets less current liabilities	2,860	3	(2)	397	3,258
Creditors: amounts falling due after more than one year:
Loans and other debt	(2,210)	—	—	—	(2,210)
Provisions for liabilities and charges	(238)	(1)	—	—	(239)

	(2,448)	(1)	—	—	(2,449)

Net assets	412	2	(2)	397	809

Split as follows
Equity shareholders’ funds	252	2	(2)(3)(f)	397(3)(e)	649
Non-equity Shareholders’ funds	160	—	—	—	160

	412	2	(2)	397	809

Note to the pro forma statement of net assets

(1)	The audited UK GAAP consolidated balance sheet of eircom Group, as at 31 March 2005 extracted without material adjustment, from the audited consolidated balance sheet as at 31 March 2005 as published in the Annual Report and Accounts of eircom Group for the financial year ended 31 March 2005, which has been incorporated by reference into this document.

(2)	The audited consolidated balance sheet of the Meteor Group, as at 31 December 2004, extracted without material adjustment from the audited consolidated balance sheet as at 31 December 2004 as set out in the Meteor Group’s Financial Information Table in Part IV of the Circular, which has been incorporated by reference into the Prospectus.

(3)	Pro forma adjustment on Acquisition and Rights Issue:
(a)	The pro forma adjustment in respect of the intangible assets is as follows:

€’m
Purchase Consideration	420
Acquisition Costs	12

432

Net assets of Meteor Group as at 31 December 2004	2
Goodwill eliminated	(33)
Elimination of intercompany debt	147

Identifiable assets acquired by eircom	116

Goodwill and Intangible assets arising on Meteor Acquisition	316
Less
Goodwill on balance sheet of the Meteor Group as at 31 December 2004	(33)

Pro forma adjustment to goodwill included above	283

No account has been taken of any fair value adjustments, which may arise on acquisition.

(b)	The adjustment of €432 million to cash reflects the consideration payable of €420 million and estimated acquisition costs of €12 million pursuant to the Acquisition Agreement.

(c)	The adjustment of €147 million to creditors reflects the elimination of intercompany debt on completion of the Acquisition.

(d)	The increase in cash of €397 million reflects the net proceeds of the Rights Issue receivable by the Group calculated based on the expected Rights Issue proceeds of €423 million, less the estimated costs of €26 million, being underwriting commission, directors and officers liability insurance, capital duty, professional fees and other transaction costs. The net proceeds of the Rights Issue will be held by Newco. At the conclusion of the Rights Issue, the ownership of the entire share capital of Newco will be transferred to the Company. The Company will be able to utilise the cash reserves of Newco by redeeming certain shares or by procuring that Newco lends the amount to the Company.

(e)	The adjustment of €397 million to equity shareholders funds reflects the issue of 313,054,059 Ordinary Shares comprised in the Rights Issue offset by expenses of the Rights Issue of €26 million.

(f)	The adjustment reflects the consolidation adjustment, being the elimination of both pre-acquisition reserves and the share capital of the Meteor Group, required as a result of the Acquisition.

No account has been taken of trading results or other transactions since 31 March 2005 for the Group or since 31 December 2004 for the Meteor Group. The pro forma statement of net assets has been prepared under UK GAAP. The Group’s interim accounts for the quarter ended 30 June 2005, the half year ending 30 September 2005, the third quarter ending 31 December 2005 and its statutory accounts for the year ending 31 March 2006, will be prepared under International Financial Reporting Standards.

Earnings

The Directors believe that the Acquisition would have had a dilutive effect on earnings if the Acquisition had taken place on 1 April 2004.

The Directors

eircom Group plc

114 St. Stephen’s Green West

Dublin 2

Morgan Stanley & Co. International Limited

25 Cabot Square

Canary Wharf

London E14 4QA

30 August 2005

Dear Sirs

Proposed acquisition (the “Acquisition”) of the Meteor Group (the “Target”) and proposed rights issue (the “Rights Issue”) by eircom Group plc (the “Group”), together the transaction (the “Transaction”)

We report on the pro forma statement of net assets set out in Part VII of the Group’s Prospectus and dated 30 August 2005. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the Acquisition and the proposed Rights Issue might have affected the consolidated statement of net assets of the Group as at 31 March 2005.

Responsibilities

It is the responsibility solely of the directors of the Group to prepare the pro forma statement of net assets in accordance with paragraph 20.2 of Annex I and paragraphs 1 – 6 of Annex II of the Prospectus Rules.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Rules, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting and Bulletin 1998/8 ‘Reporting on pro forma financial information pursuant to the Listing Rules’ issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Group.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a)	the pro forma statement of net assets has been properly compiled on the basis stated; and

(b)	that basis is consistent with the accounting policies of the Group as at 31 March 2005.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Rules.

Yours faithfully

PricewaterhouseCoopers

Chartered Accountants

Part VIII

PROFIT FORECAST FOR METEOR

PART A

1.    Forecast

As stated at the time of the announcement of the Acquisition and Rights Issue on 25 July 2005, the Directors expect that, in the absence of unforeseen circumstances, Meteor will be EBITDA positive for the first time in its current financial year ended 31 December 2005, excluding the effect of foreign exchange gains/losses arising from existing intercompany debt. These foreign exchange gains/losses will not continue after repayment of this intercompany debt on completion of the Acquisition.

“EBITDA” means operating profit or loss from continuing operations before interest, tax, depreciation and amortisation. The EBITDA forecast is presented because it is used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures and is a standard financial metric used in the mobile telecommunications industry particularly where companies are in the early stages of their development. As a result of accumulated tax losses, the Meteor Group is not expected to make any payments in respect of corporation tax in relation to its current financial year to 31 December 2005.

The Directors confirm that this profit forecast set out above continues to be valid. The Directors further confirm that the profit forecast has been properly compiled on the basis of assumptions stated below and that the basis of accounting is consistent with the accounting policies of the Company prepared in accordance with UK GAAP (and not IFRS).

2.    Basis of preparation

The forecast is based on:

(a)	the results shown by Meteor’s unaudited management accounts for the seven months to 31 July 2005; and

(b)	management estimates and forecasts for the balance of the forecast period ending 31 December 2005.

3.    Principal assumptions

3.1 The principal assumptions for factors exclusively outside the influence or control of the Directors upon which the forecast is based are:

(a)	the mobile communications market in Ireland and its accompanying high mobile penetration rate remains stable over the term of the forecast period;

(b)	the behaviour of Meteor’s competitors and their competitive initiatives do not differ materially from their current behaviour and initiatives;

(c)	there will be no material change in the present management or control of Meteor (other than the Acquisition);

(d)	other than anticipated changes in the period, there will be no other major regulatory changes that will have an adverse impact on Meteor’s business;

(e)	adverse publicity in relation to any health risks associated with mobile communications do not increase;

(f)	there will be no material downturn in economic conditions in Ireland which would impact on Meteor’s business;

(g)	there will be no major disruptions to Meteor’s business, its suppliers or customers by reason of network interruptions, industrial disruption, war, terrorism, civil disturbance or government action;

(h)	the required regulatory approvals are obtained, and the Acquisition is completed, prior to 31 December 2005; and

(i)	the Seller continues to comply with its obligations under the Acquisition Agreement, in particular to ensure that Meteor’s business is carried on in the ordinary course prior to the completion of the Acquisition.

3.2 The principal assumptions for factors for which the Directors are responsible, upon which the forecast is based are:

(a)	Meteor will continue to increase its share of the pre-paid and post-paid market attracting higher spend customers especially in the post-paid and business markets;

(b)	Meteor will continue to grow its market share in the mobile communications market in Ireland;

(c)	Meteor will continue to attract high volumes of incoming traffic onto its network;

(d)	Meteor’s gross margins will continue to improve; and

(e)	Meteor’s fixed costs do not increase materially and its growth in variable costs is in line with revenue growth as driven by the needs of the expanding business.

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Part IX

ADDITIONAL INFORMATION

1.    RESPONSIBILITY

The Company and the Directors, whose names appear in paragraph 1 of Part IV of this document, accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge of the Company and the Directors, in accordance with the facts and contains no omission likely to affect its import.

For the purposes of Prospectus Rule 5.5.3R(2), PricewaterhouseCoopers are responsible for their reports as set out in Part VI, Part VII and Part VIII of this document and in Part IV of the Circular, which has been incorporated by reference into this document, and declare that they have taken all reasonable care to ensure that the information contained in these documents is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in this document in compliance with paragraph 1.2 of Annex I to the Prospectus Rules.

The actuarial valuation at paragraph 14 of Part IX of this document was produced by Mercer Human Resource Consulting Limited, or Mercer, for the Trustees of the eircom Limited Superannuation Fund. The primary purpose of the valuation was to assess the Scheme’s future financial requirements as a going concern. The valuation also considered whether the Scheme could meet the Minimum Funding Standard set down in the 1990 Pensions Act if that standard were applied to it. Mercer accepts responsibility for the information contained in paragraph 14 of Part IX of this document describing the actuarial valuation. Having taken all reasonable care to ensure that such is the case, the information contained in the parts describing the actuarial valuation is, to the best of Mercer’s knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in this document in compliance with paragraph 1.2 of Annex I of the Prospectus Rules.

Details of the Directors and their respective functions within the Company are set out in Part IV — “Directors and Senior Management”.

2.    INCORPORATION AND REGISTERED OFFICE

The Company was incorporated and registered in England and Wales on 9 July 2003 under the UK Companies Act 1985 as a private company limited by shares with the name Valentia Holdings Limited and with registered number 04827199. Valentia Holdings Limited changed its name to eircom Group Limited on 26 February 2004. It was re-registered as a public limited company under Section 43 of the UK Companies Act 1985 on 8 March 2004.

The registered office of eircom Group is at 1 Park Row, Leeds LS1 5AB.

The head office of eircom Group is at 114 St. Stephen’s Green West, Dublin 2.

3.    SUBSIDIARIES AND CORPORATE STRUCTURE

Corporate structure

The following chart provides a simplified overview of the corporate structure of our Group and does not include all of our subsidiaries. All of our operating subsidiaries are held below eircom.

Principal subsidiary undertakings and associated undertakings

The following are the principal subsidiary undertakings and the associated undertakings of eircom Group as of 31 March 2005.

Name	Proportion of Share Capital Held	Nature of Business	Registered Office and Country of Incorporation
Principal Subsidiary Undertakings

Valentia Telecommunications (unlimited public company)	100%	Holding company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Funding (unlimited public company)	100%	Financing company	114 St. Stephen’s Green West, Dublin 2, Ireland.

Irish Telecommunications Investments Limited	100%	Telecommunications financing and treasury management	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom (US) Limited	100%	Marketing of telecom services in USA	114 St. Stephen’s Green West, Dublin 2, Ireland.

Osprey Property Limited	100%	Property development company	Leitrim House, Upper Stephen’s Street, Dublin 8, Ireland.

Eirtrade Services Limited	100%	Provision of electronic trading services	114 St. Stephen’s Green West, Dublin 2, Ireland.

Indigo Group Limited	100%	Provision of internet services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom (UK) Limited	100%	Provision of telecommunications and related services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, United Kingdom.

Lan Communications Limited	100%	Systems integrator	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Investments BV	100%	Investment holding company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.

Name	Proportion of Share Capital Held	Nature of Business	Registered Office and Country of Incorporation

Eircable Limited	100%	Investment holding company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Holdings Limited	100%	Investment holding company	114 St. Stephen’s Green West, Dublin 2, Ireland.

Continuous Communications Systems Limited	100%	Communications contractors	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom (Infonet Ireland) Limited	100%	Provision of global data services	114 St. Stephen’s Green West, Dublin 2, Ireland.

GoFree Limited	100%	Property investment company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Net BV	100%	Investment holding company	Strawinskylaan 3105 1077 ZX, Amsterdam, The Netherlands.

eircom International Networks Limited	100%	Provision of telecommunications and related services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Phonewatch Limited	100%	Installation, monitoring and maintenance of residential security systems	114 St. Stephen’s Green West, Dublin 2, Ireland.

Associated Undertakings

eircom Enterprise Fund Limited	50%	Seed capital company and early stage fund company	114 St. Stephen’s Green West, Dublin 2, Ireland.

Beacon Integrated Solutions Limited	49%	Information technology consultancy	Howley’s Quay, Limerick, Ireland.

Telecom Engineering Services Limited	35%	Telecommunications engineering services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland.

Altion Limited	33%	Telecommunications software solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.

Buy4Now Limited	22%	E-commerce software developer	9 The Mall, Beacon Road, Sandyford Industrial Estate, Dublin 18, Ireland.

4.    NEW SHARES

4.1  The New Shares, which are the subject of the Rights Issue, were provisionally allotted to all Qualifying Shareholders by a resolution of a duly authorised committee of the Board dated 25 August 2005.

4.2  The New Shares have the same rights in all respects as the Existing Shares and have been created in accordance with the laws of England. A summary of such rights is set out at paragraph 7.2 of this Part IX below.

4.3  Shareholders who choose not to take up their rights under the Rights Issue will be diluted by 29.4%.

4.4  In order to undertake the proposed Rights Issue, the approval of the Shareholders will be sought at an extraordinary general meeting of the Company to be held at 11.00 a.m. on 15 September 2005 at Portmarnock Hotel & Golf Links, Portmarnock, Co Dublin where, inter alia the following resolution will be considered and, if thought fit, passed:

“THAT the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the UK Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount equal to €31.4 million in connection with the Rights Issue (as defined in the prospectus of the Company dated 30 August 2005). This authority shall expire on the earlier of fifteen months from the date of this resolution and the conclusion of the next Annual General Meeting of the Company (unless previously revoked, varied or extended by the Company in general meeting) save that the Company may before the expiry of this period make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired. The authority granted by this resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.”

5.    SHARE CAPITAL

Share capital upon implementation of the Rights Issue

5.1 The authorised, issued and fully paid share capital of eircom Group as at 30 August 2005 (being the latest practicable date before the publication of this document) is as follows:

	Authorised (number)	Authorised	Issued (number)	Issued
Ordinary Shares of €0.10 each	3,037,338,447	€303,733,845	751,329,742	€75,132,974
Convertible Preference Shares of €0.50 each	158,583,333	€79,291,666	158,583,333	€79,291,666
Redeemable Preference Shares of €0.50 each	5,000,000	€2,500,000	283,956	€141,978
Trancheable Redeemable Preference Shares of €0.50 each	66,000,000	€33,000,000	444,876	€222,438
Non Voting Deferred Shares of €0.001 each	6,474,488,800	€6,474,489	6,474,488,800	€6,474,489
Sterling Deferred Shares of £1 each	50,000	£50,000	50,000	£50,000

5.2 The authorised, issued and fully paid share capital of eircom Group immediately following the Rights Issue (assuming no redemption of Redeemable Preferable Shares or Trancheable Redeemable Preference Shares and no options granted under the Share Schemes or conversion rights under the Convertible Preference Shares are exercised between the date of this document and completion of the Rights Issue) will be as follows:

	Authorised (number)	Authorised	Issued (number)	Issued
Ordinary Shares of €0.10 each	3,037,338,447	€303,733,845	1,064,383,801	€106,438,380
Convertible Preference Shares of €0.50 each	158,583,333	€79,291,666	158,583,333	€79,291,666
Redeemable Preference Shares of €0.50 each	5,000,000	€2,500,000	283,956	€141,978
Trancheable Redeemable Preference Shares of €0.50 each	66,000,000	€33,000,000	444,876	€222,438
Non Voting Deferred Shares of €0.001 each	6,474,488,800	€6,474,489	6,474,488,800	€6,474,489
Sterling Deferred Shares of £1 each	50,000	£50,000	50,000	£50,000

History of share capital

5.3 eircom Group was incorporated with an authorised share capital of €2.00 divided into 2,000 Ordinary Shares of €0.001 each, of which one share was issued nil paid to Instant Companies Limited of 1 Mitchell Lane, Bristol, BS1 6BU, the subscriber to eircom Group’s memorandum of association.

5.4 The following alterations to the authorised and issued share capital of eircom Group have taken place since its incorporation up until 31 March 2005:

(a)	on 19 July 2003, 1,000 Ordinary Shares of €0.001 each were allotted and issued, fully paid up in cash at par;

(b)	on 21 July 2003, 999 Ordinary Shares of €0.001 each were allotted and issued, fully paid up in cash at par;

(c)	on 21 July 2003, the authorised share capital of eircom Group of €2.00, divided into 2,000 Ordinary Shares of €0.001 each, was re-designated as 2,000 Non-Voting Deferred Shares of €0.001 each;

(d)	on 21 July 2003, the authorised share capital of eircom Group was increased from €2 to €321,105,002 divided into:

(i)	100,200,000 A Ordinary Shares of €0.50 each;

(ii)	10,000,000 B Ordinary Shares of €0.50 each;

(iii)	8,300,000 E Ordinary Shares of €0.50 each;

(iv)	3,700,000 C Shares of €0.05 each;

(v)	5,000 ESOT Preference Shares of €50,000 each;

(vi)	100,000 Balancing Voting Deferred Shares of €0.005 each;

(vii)	10,000,000 Adviser Preference Shares of €0.50 each;

(viii)	10,000,000 Third Party Preference Shares of €0.50 each;

(ix)	2,000 Non-Voting Deferred Shares of €0.001 each; and

(x)	as to the balance, unclassified shares;

(e)	on 21 July 2003, the following shares in the capital of eircom Group were allotted and issued credited as fully paid in consideration of the transfer to eircom Group by the shareholders of Valentia Telecommunications of their shares in Valentia Telecommunications:

(i)	100,000,000 A Ordinary Shares of €0.50 each;

(ii)	7,940,000 B Ordinary Shares of €0.50 each;

(iii)	2,390 ESOT Preference Shares of €50,000 each;

(iv)	10,000 Balancing Voting Deferred Shares of €0.005 each;

(v)	5,000,000 Adviser Preference Shares of €0.50 each; and

(vi)	8,000,000 Third Party Preference Shares of €0.50 each;

(f)	on 7 August 2003, the authorised share capital of eircom Group was increased from €321,105,002 to €389,435,502 divided into:

(i)	100,200,000 A Ordinary Shares of €0.50 each;

(ii)	10,000,000 B Ordinary Shares of €0.50 each;

(iii)	8,300,000 E Ordinary Shares of €0.50 each;

(iv)	3,700,000 C Shares of €0.05 each;

(v)	5,000 ESOT Preference Shares of €50,000 each;

(vi)	100,000 Balancing Voting Deferred Shares of €0.005 each;

(vii)	10,000,000 Adviser Preference Shares of €0.50 each;

(viii)	10,000,000 Third Party Preference Shares of €0.50 each;

(ix)	2,000 Non-Voting Deferred Shares of €0.001 each; and

(x)	140,000,000 Redeemable Preference Shares of €0.50 each;

(g)	on 7 August 2003, 66,000,000 Redeemable Preference Shares of €0.50 each were allotted and issued fully paid up in cash at a subscription price of €1 per share;

(h)	on 7 August 2003, 660 ESOT Preference Shares of €50,000 each were redeemed at a premium in accordance with their terms;

(i)	on 7 August 2003, each of the 1,730 issued ESOT Preference Shares of €50,000 each and each of the remaining 3,270 unissued ESOT Preference Shares of €50,000 each were subdivided into 100,000 ESOT Preference Shares of €0.50 each, so that there were 173,000,000 issued ESOT Preference Shares of €0.50 each and 327,000,000 unissued ESOT Preference Shares of €0.50 each;

(j)	on 22 October 2003, 164,632 A Ordinary Shares of €0.50 each were allotted and issued fully paid up in cash at €2.1105 per share;

(k)	on 15 December 2003, 61,447,730 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(l)	on 23 December 2003, 5,000,000 Adviser Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms;

(m)	on 9 January 2004, 38,992 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(n)	on 16 January 2004, 31,934 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(o)	on 23 January 2004, 32,893 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(p)	on 29 January 2004, 1,804,255 C Shares of €0.05 each were allotted and issued fully paid up in cash in accordance with their terms;

(q)	on 29 January 2004, 1,804,255 C Shares of €0.05 each were conditionally allotted;

(r)	on 30 January 2004, 50,837 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(s)	on 2 February 2004, 56,489 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(t)	on 6 February 2004, 15,814 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(u)	on 16 February 2004, 32,894 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(v)	on 27 February 2004, 30,607 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(w)	on 5 March 2004, 21,420 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(x)	on 8 March 2004, the authorised share capital of eircom Group was increased to €389,435,502 and £50,000 by the creation of 50,000 Sterling Deferred Shares of £1.00 each, having the rights set out in the Articles of Association amended on that date, all of which were allotted and issued fully paid up in cash at par;

(y)	on 12 March 2004, 23,709 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(z)	on 18 March 2004, 4 E Ordinary Shares of €0.50 each were allotted and issued fully paid up in cash;

(aa)	on 18 March 2004, the authorised share capital of eircom Group was increased to €389,745,834 and £50,000 by the creation of 6,206,640 C Shares of €0.05 each having the rights set out in the Articles;

(bb)	on 19 March 2004, 28,914 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms (as more fully described in paragraph 7.2(c));

(cc)	on 24 March 2004:

(i)	the 1,804,255 C Shares of €0.05 each, referred to in paragraph 5.4(q), became unconditionally allotted and issued fully paid up in cash at €0.178 per C Share;

(ii)	€310,332 standing to the credit of eircom Group’s merger reserve was capitalised and applied in paying up the nominal value of 6,206,640 C Shares of €0.05 each, which were allotted and issued to the holders of eircom Group’s issued C Shares pro rata to their existing shareholdings;

(iii)	the 9,815,150 issued C Shares of €0.05 each were consolidated so that every 10 such C Shares was consolidated into one C Share of €0.50 each, having the rights set out in the Articles as amended on 18 March 2004;

(iv)	€49,998 standing to the credit of eircom Group’s merger reserve was capitalised and applied in paying up the nominal value of 99,996 E Ordinary Shares of €0.50 each which were allotted and issued to the holders of eircom Group’s issued E Ordinary Shares pro rata to their existing shareholdings;

(v)	the 981,515 issued C Shares of €0.50 each were each converted into 981,515 E Ordinary Shares of €0.50 each following which there were no longer any issued C Shares of €0.50 each;

(vi)	the 173,000,000 issued ESOT Preference Shares of €0.50 each (all of which were held by the ESOT) were consolidated into one ESOT Preference Share of €86,500,000 and eircom Group paid to the ESOT, by way of the accrued dividend entitlement of such shares up to the 2004 Admission, an aggregate dividend of approximately €13.5 million;

(vii)	the authorised share capital of eircom Group was increased to €425,000,000 and £50,000 by the creation of 22,541,660 Ordinary Shares of €0.10 each and 173,000,000 Convertible Preference Shares of € 0.50 each and the authorised but unissued share capital of eircom Group was redesignated so that, upon paragraphs 5.4(cc)(vii) to 5.4(cc) (xii) and (xvii) taking simultaneous effect, the authorised share capital was divided into:

(A)	3,029,999,480 Ordinary Shares;

(B)	66,000,000 Trancheable Redeemable Preference Shares;

(C)	5,000,000 Redeemable Preference Shares;

(D)	173,000,000 Convertible Preference Shares;

(E)	52,000 Non Voting Deferred Shares; and

(F)	50,000 Sterling Deferred Shares;

(viii)	the 100,164,632 issued A Ordinary Shares of €0.50 each were sub-divided into 500,823,160 Ordinary Shares following which there were no longer any issued A Ordinary Shares;

(ix)	the 7,940,000 issued B Ordinary Shares of €0.50 each were sub-divided into 39,700,000 Ordinary Shares following which there were no longer any issued B Ordinary Shares;

(x)	the 1,081,515 issued E Ordinary Shares of €0.50 each were sub-divided into 5,407,575 Ordinary Shares following which there were no longer any issued E Ordinary Shares;

(xi)	the one ESOT Preference Share of €86,500,000 was sub-divided into:

(A)	107,000,000 Convertible Preference Shares; and

(B)	66,000,000 Trancheable Redeemable Preference Shares,

following which there were no longer any issued ESOT Preference Shares;

(xii)	the 10,000 issued Balancing Voting Deferred Share of €0.005 each were sub-divided into 50,000 Non Voting Deferred Shares of €0.001 each following which there were no longer any issued Balancing Voting Deferred Shares;

(xiii)	eircom Group allotted and issued, pursuant to the ESOT CPS Rights Issue in respect of the Convertible Preference Shares of €0.50 each held by the ESOT following the sub-division as described at sub-paragraph (xi), 66,000,000 Convertible Preference Shares of €0.50 each to the ESOT, each at a price of €1.00 per Convertible Preference Share paid in full at the 2004 Admission;

(xiv)	eircom Group allotted and issued, pursuant to the ESOT Ordinary Share Rights Issue in respect of the Convertible Preference Shares of €0.50 each held by the ESOT following the sub-division as described in sub-paragraph (xi), 54,838,709 Ordinary Shares of €0.10 each to the ESOT, each for an amount per Ordinary Share equal to the IPO Offer Price paid in full in cash at the 2004 Admission;

(xv)	eircom Group allotted and issued 138,709,677 Ordinary Shares, in consideration of the payment of the IPO Offer Price in cash;

(xvi)	eircom Group allotted and issued 64,516 Ordinary Shares at the IPO Offer Price to Kevin Melia, 38,709 Ordinary Shares at the IPO Offer Price to Padraic O’Connor, 48,387 Ordinary Shares at the IPO Offer Price to Maurice Pratt, 25,806 Ordinary Shares at the IPO Offer Price to Didier Delepine, 64,516 Ordinary Shares at the IPO Offer Price to Irial Finan and 10,000 Ordinary Shares at the IPO Offer Price to Donal Roche;

(xvii)	the 8,000,000 issued Third Party Preference Shares of €0.50 each held by Yoghal Trading Limited were redeemed in accordance with their terms at a premium for an aggregate price of €10,027,044.94, such redemption was funded out of the proceeds of the allotment and issue of Ordinary Shares upon the 2004 Admission (as to €8,000,000) and out of eircom Group’s distributable profits (as to the balance of €2,027,644.94), following which there were no longer any issued Third Party Preference Shares; and

(xviii)	eircom Group allotted and issued 1,996,555 Ordinary Shares as a result of the exercise of options.

(dd)	on 26 March 2004, 17,874 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(ee)	on 30 March 2004, the issued share capital increased from 741,727,610 Ordinary Shares to 741,796,320 by the issue of 68,710 Ordinary Shares;

(ff)	on 2 April 2004, the issued share capital increased from 741,796,320 Ordinary Shares to 741,952,145 Ordinary Shares by the issue of 155,825 Ordinary Shares;

(gg)	on 2 April 2004, 37,583 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(hh)	on 8 April 2004, 53,133 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(ii)	on 16 April 2004, 93,391 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(jj)	on 23 April 2004, 102,219 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms, and 61,185,652 Trancheable Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(kk)	on 30 April 2004, 132,408 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(ll)	on 4 May 2004, 57,607 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(mm)	on 26 May 2004, 205,968 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms, and 956,761 Trancheable Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(nn)	on 2 June 2004, 71,990 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms, and 86,658 Trancheable Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(oo)	on 10 June 2004, the issued share capital increased from 741,952,145 Ordinary Shares to 742,137,495 by the issue of 185,350 Ordinary Shares as a result of the exercise of options;

(pp)	on 10 June 2004, 51,023 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms, and 81,117 Trancheable Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(qq)	on 16 June 2004, the issued share capital increased from 742,137,495 Ordinary Shares to 742,198,835 by the issue of 61,340 Ordinary Shares as a result of the exercise of options;

(rr)	on 25 June 2004, 45,934 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms, and 66,400 Trancheable Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(ss)	on 29 June 2004, the issued share capital increased from 742,198,835 Ordinary Shares to 742,549,010 by the issue of 350,175 Ordinary Shares as a result of the exercise of options;

(tt)	on 2 July 2004, the issued share capital increased from 742,549,010 Ordinary Shares to 742,736,125 by the issue of 187,115 Ordinary Shares as a result of the exercise of options;

(uu)	on 7 July 2004, 187,098 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms, and 210,963 Trancheable Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms;

(vv)	on 28 July 2004, 145,903 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and on 30 July 2004, 157,808 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(ww)	on 25 August 2004, 473,030 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 352,658 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(xx)	on 14 September 2004, the issued share capital increased from 742,736,125 Ordinary Shares to 742,901,650 by the issue of 165,525 Ordinary Shares as a result of the exercise of options;

(yy)	on 15 September 2004, 351,344 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 388,982 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(zz)	on 21 September 2004, the issued share capital increased from 742,901,650 Ordinary Shares to 742,969,145 by the issue of 67,495 Ordinary Shares as a result of the exercise of options;

(aaa)	on 28 September 2004, the issued share capital increased from 742,969,145 Ordinary Shares to 743,151,620 by the issue of 182,475 Ordinary Shares as a result of the exercise of options;

(bbb)	on 29 September 2004, 370,565 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 348,984 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(ccc)	on 1 October 2004, the issued share capital increased from 743,151,620 Ordinary Shares to 743,182,110 by the issue of 30,490 Ordinary Shares as a result of the exercise of options;

(ddd)	on 1 October 2004, the issued share capital increased from 743,182,110 Ordinary Shares to 743,198,400 by the issue of 16,290 Ordinary Shares as a result of the exercise of options;

(eee)	on 13 October 2004, 247,286 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 278,883 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(fff)	on 2 November 2004, 211,384 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 289,290 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(ggg)	on 17 November 2004, 223,143 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 299,432 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(hhh)	on 1 December 2004, the issued share capital increased from 743,198,400 Ordinary Shares to 743,302,535 by the issue of 104,135 Ordinary Shares as a result of the exercise of options;

(iii)	on 6 December 2004, 120,568 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 150,750 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(jjj)	on 13 December 2004, 74,971 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and on 17 December 2004, 65,673 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(kkk)	on 22 December 2004, the issued share capital increased from 743,302,535 Ordinary Shares to 743,394,695 by the issue of 92,160 Ordinary Shares as a result of the exercise of options;

(lll)	on 23 December 2004, the issued share capital increased from 743,394,695 Ordinary Shares to 743,693,710 by the issue of 299,015 Ordinary Shares as a result of the exercise of options;

(mmm)	on 13 January 2005, 147,759 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and on 10 January 2005, 150,929 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(nnn)	on 21 January 2005, 58,397 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and on 28 January 2005, 73,434 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(ooo)	on 7 February 2005, 62,098 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 64,190 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(ppp)	on 18 February 2005, the issued share capital increased from 743,693,710 Ordinary Shares to 743,821,940 by the issue of 128,230 Ordinary Shares as a result of the exercise of options;

(qqq)	on 28 February 2005, 91,300 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 100,690 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(rrr)	on 7 March 2005, the issued share capital increased from 743,821,940 Ordinary Shares to 743,870,650 by the issue of 48,710 Ordinary Shares as a result of the exercise of options;

(sss)	on 14 March 2005, the issued share capital increased from 743,870,650 Ordinary Shares to 743,944,405 by the issue of 73,755 Ordinary Shares as a result of the exercise of options;

(ttt)	on 15 March 2005, 11,464 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 9,206 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms;

(uuu)	on 22 March 2005, the issued share capital increased from 743,944,405 Ordinary Shares to 743,974,020 by the issue of 29,615 Ordinary Shares as a result of the exercise of options;

(vvv)	on 30 March 2005, 10,457 Redeemable Preference Shares of €0.50 each were redeemed in accordance with their terms and 10,457 Trancheable Redeemable Preference shares of €0.50 were redeemed in accordance with their terms; and

(www)	on 30 March 2005, 14,416,667 Convertible Preference Shares of €0.50 each, held by ESOP Trustee Limited, were converted into 7,338,967 Ordinary Shares of €0.10 each and 6,474,436,800 Non-Voting Deferred Shares of €0.001 each, in accordance with the Articles. This was effected through a consolidation and sub-division, with these shares ranking pari passu in all respects with the existing Ordinary Shares and Non-Voting Deferred Shares then in issue.

5.5 The detailed alterations to the authorised and issued share capital of eircom Group that have taken place during the financial year ended 31 March 2005, are as set out below:

(a)	3,638,023 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(b)	65,328,917 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms;

(c)	2,177,700 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share;

(d)	the authorised but unissued share capital of eircom Group was redesignated, so that the authorised share capital is divided into:

(i)	3,037,338,447 Ordinary Shares;

(ii)	5,000,000 Redeemable Preference Shares;

(iii)	158,583,333 Convertible Preference Shares;

(iv)	66,000,000 Trancheable Redeemable Preference Shares;

(v)	50,000 Sterling Deferred Shares; and

(vi)	6,474,488,800 Non-Voting Deferred Shares;

(e)	14,416,667 Convertible Preference Shares were converted into 7,338,967 Ordinary Shares and 6,474,436,800 Non-Voting Deferred Shares on 31 March 2005 in accordance with their terms.

5.6 Immediately following completion of the Rights Issue, the Company will have 1,972,954,646 Ordinary Shares authorised but unissued.

5.7 All issued Ordinary Shares are fully paid.

6.    AUDITOR

The auditor of the Company for each of the financial years ended 31 March 2003, 2004 and 2005 was PricewaterhouseCoopers, a member of the Institute of Chartered Accountants in Ireland.

7.    SUMMARY OF THE MEMORANDUM AND ARTICLES

7.1    Memorandum

The memorandum of association of eircom Group provides that its principal object is to carry on the business of a holding company. The objects of eircom Group are set out in full in clause 4 of its memorandum of association which is available for inspection at the address specified in paragraph 27 below.

7.2    Articles

The Articles of eircom Group, which were adopted pursuant to a special resolution of eircom Group passed on 18 March 2004, include provisions, inter alia, to the following effect:

(a)    General provisions relating to shares

(i)	Issuing shares

(A)	Subject to the provisions of the UK Companies Act, and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as eircom Group may by ordinary resolution determine or, subject to and in default of such determination, as the board of directors shall determine.

(B)	Subject to the Articles and to provisions of the UK Companies Act, eircom Group may issue any shares which are to be redeemed, or which at the option of eircom Group or the holder are liable to be redeemed.

(C)	Subject to the Articles and to provisions of the UK Companies Act, the unissued shares of eircom Group (whether forming part of the original or any increased capital) are at the disposal of the board of directors.

(ii)	Variation of rights

Subject to the provisions of the UK Companies Act, if at any time the capital of eircom Group is divided into or otherwise comprises different classes of shares, the rights attached to any such class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of such class.

(iii)	Lien and forfeiture

(A)	eircom Group has a first and paramount lien on every share (not being a fully paid share) for all monies payable to eircom Group (whether presently or not) in respect of that share. Subject to the terms of allotment, the board of directors may from time to time make calls on the members in respect of any monies unpaid on their shares.

(B)

If a payment is not made when due, the board of directors may give not less than 14 clear days notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by eircom Group by reason of such non-payment. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board of directors. The forfeiture shall include all dividends or other monies payable in respect of the forfeited share which have not been paid before the forfeiture.

(iv)	Transfer of shares

(A)	Subject to any rights or restrictions attached to any class of shares by or in accordance with the Articles, the instrument of transfer of a certificated share may be in any usual form or in any other form which the board of directors may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The board of directors may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in eircom Group from taking place on an open and proper basis. The board of directors may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(I)	is lodged, duly stamped (if stampable), at the registered office of eircom Group or at another place appointed by the board of directors accompanied by the certificate for the share to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

(II)	is in respect of only one class of shares; and

(III)	is in favour of not more than four transferees.

(B)	Notice of refusal to register a transfer must be sent to the transferee within two months after the date on which the instrument of transfer was lodged with eircom Group, in the case of a certificated share, or the instruction to transfer shares was received by eircom Group from the operator of a relevant system (in each case, as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No 01/3755), in the case of an uncertificated share, as the case may be.

(C)	No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

(D)	Shares may be transferred by means of a relevant system, including the relevant system of which CRESTCo Limited is the Operator (in each case, as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No 01/3755)).

(v)	Alteration of share capital

eircom Group may by ordinary resolution increase, consolidate, divide or, subject to the provisions of the UK Companies Act, sub-divide its share capital. eircom Group may, by ordinary resolution, also cancel shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the provisions of the UK Companies Act, eircom Group may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

(vi)	Purchase of own shares

Subject to and in accordance with the provisions of the UK Companies Act and without prejudice to any relevant special rights attached to any class of shares, eircom Group may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares. eircom Group is also subject to the additional requirements applicable to purchasers of its own shares imposed by the Listing Rules of both the UK Listing Authority and the Irish Stock Exchange.

(vii)	General meetings

All general meetings shall be held in Ireland and a general meeting shall only be deemed to be held in Ireland where each of the members attending that general meeting is present in Ireland in person or by proxy. The board of directors may call general meetings whenever and at such times and places in Ireland as it shall determine, although no business shall be transacted at any general meeting or annual general meeting unless a quorum is present.

(b)    Rights attaching to Ordinary Shares

(i)	Voting rights

(A)	Subject to any rights or restrictions attached to any class of shares by or in accordance with the Articles, every member who is present in person (or in the case of a corporation is present by a duly authorised representative) shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for every Ordinary Share of which he is the holder.

(B)	No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy, unless all monies presently payable by him in respect of that share have been paid.

(C)	Unless the board of directors determines otherwise, a member who has been served with a direction notice under the Articles after failure (whether by such member or any other person appearing to be interested in such member’s shares) to provide eircom Group with information concerning interests in those shares required to be provided under section 212 of the UK Companies Act within 14 days of the date of service of the section 212 notice shall, for so long as the information is not supplied and for up to seven days after the earlier of receipt by eircom Group of notice of an approved transfer of shares (as defined in the Articles) or due compliance, to the satisfaction of the board of directors, with the section 212 notice, not be entitled to attend or vote either personally or by proxy in respect of the shares in relation to which the information has not been supplied.

(ii)	Dividends and other distributions

(A)	Subject to the provisions of the UK Companies Act, eircom Group may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the board of directors. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

(B)	Subject to the provisions of the UK Companies Act, the board of directors may pay interim dividends if it appears to the board of directors that they are justified by the profits of eircom Group available for distribution. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. No dividend or other monies payable in respect of a share shall bear interest against eircom Group unless otherwise provided by the rights attached to the share.

(C)	There are no fixed dates on which entitlements to dividends on the Ordinary Shares arises.

(D)	A general meeting declaring a dividend may, on the recommendation of the board of directors, by ordinary resolution direct that payment of any dividend be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate.

(E)	The board of directors may, if authorised by an ordinary resolution of eircom Group, offer any holder of shares (other than a holder of treasury shares) the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board of directors) of all or any dividend specified by that resolution.

(F)	Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board of directors so resolves, be forfeited and cease to remain owing by eircom Group. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by eircom Group into an account separate from its own account. This will not make eircom Group a trustee of such amount.

(G)	eircom Group shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member’s new address. The entitlement conferred on eircom Group by this article in respect of any member in relation to a dividend unclaimed up to that date shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

(c)	Rights attaching to Redeemable Preference Shares

The rights attaching to the Redeemable Preference Shares are contained in Article 21 of the Articles.

(i)	Dividends and income

Holders of Redeemable Preference Shares are entitled (such entitlement ranking at all times in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of the Trancheable Redeemable Preference Shares) to a preferential cash dividend on a maximum of four dates falling in each financial year. The holders must notify eircom Group of the number of their Redeemable Preference Shares in respect of which they wish to have a dividend declared. The dividend is then calculated by apportioning the aggregate interest received by eircom Group on the funds standing to the credit of the designated bank account for such Redeemable Preference Shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group in respect of such interest and the aggregate amount of dividends previously paid by eircom Group to the holders of Redeemable Preference Shares) between the holders of the Redeemable Preference Shares.

(ii)	Capital

On a distribution of assets of eircom Group among its members on a winding up of eircom Group (or other return of capital other than a redemption or purchase by eircom Group of its own shares) the holders of the Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of Trancheable Redeemable Preference Shares) to receive an amount equal to the subscription price of each Redeemable Preference Share (less any capital duty payable by eircom Group on the issue of such share) plus the aggregate interest received by eircom Group on the amount of the subscription price in respect of each such share deposited in the designated bank account of such Redeemable Preference Shares (less any tax and/or costs or expenses incurred by eircom Group in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment of capital in respect of such Redeemable Preference Share (the “Redeemable Preference Amount”).

(iii)	Voting

Holders of Redeemable Preference Shares are not entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

(iv)	Redemption

The redemption rights attaching to the Redeemable Preference Shares are as follows:

(A)

eircom Group is required to redeem some or all of the Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or the

APSS has passed, and eircom Group has received notice, in accordance with the Articles, from the holder of the Redeemable Preference Shares.

(B)	The holders of the Redeemable Preference Shares have the option to redeem those Redeemable Preference Shares for which the trustee of the ESOT Trust Deed has issued an invitation to a Beneficiary to apply for their transfer to the APSS and that invitation has not been accepted, subject to the notice provisions in the Articles.

(C)	eircom Group has the option to redeem some or all of the Redeemable Preference Shares at any time after 31 October 2006 by giving not less than 10 Business Days nor more than 20 Business Days notice to the holders of the Redeemable Preference Shares.

In sub-paragraphs (iv) (A), (B) and (C), each Redeemable Preference Share shall be redeemed for an amount equal to the Redeemable Preference Amount, as defined in sub-paragraph (ii).

(v)	Transfer

The Redeemable Preference Shares are freely transferable.

(d)	Rights attaching to Trancheable Redeemable Preference Shares

The rights attaching to the Trancheable Redeemable Preference Shares are contained in Articles 22 and 23 of the Articles.

(i)	Designated tranches and bank accounts

The board of directors is entitled (at its discretion) to designate all or any Trancheable Redeemable Preference Shares which are issued on a particular date or which arise from conversion on a particular date as forming a separate, named tranche of Redeemable Preference Shares with each such tranche having its own designated ring-fenced bank account into which a sum equal to the subscription price of such shares (less any capital duty associated with their issue (if any) or with the issue of any new shares issued for the purpose of funding their redemption) must be deposited by eircom Group and its own separate rights and entitlements in respect of the funds held in such account. The Trancheable Redeemable Preference Shares arising upon conversion of the ESOT Preference Shares, effective upon the 2004 Listing, shall be designated as the Tranche B Redeemable Preference Shares.

(ii)	Dividends and income

Holders of Trancheable Redeemable Preference Shares of each designated tranche are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any other tranche of Trancheable Redeemable Preference Shares and the holders of Redeemable Preference Shares) to a preferential cash dividend on the first date in any financial year of eircom Group, following the date on which such designated tranche is issued or arises on conversion, on which such holders notify eircom Group in writing of their wish for a dividend to be declared and paid and on up to a maximum of four other dates falling in each financial year. The holders of Trancheable Redeemable Preference Shares must notify eircom Group of the number of Trancheable Redeemable Preference Shares of each designated tranche in respect of which they wish to have a dividend declared. The dividend is then calculated by apportioning the aggregate interest received by eircom Group on the funds standing to the credit of the designated bank account for such tranche (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group in respect of such interest and the aggregate amount of dividends previously paid by eircom Group to the holders of Trancheable Redeemable Preference Shares of that designated tranche) as described at sub-paragraph (d)(i).

(iii)	Capital

On a distribution of assets of eircom Group among its members on a winding up of eircom Group (or other return of capital other than a redemption or purchase by eircom Group of its own shares) the holders of the Trancheable Redeemable Preference Shares of each designated tranche are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any other Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to receive an amount equal to the subscription price of each Trancheable Redeemable Preference Share (less any capital duty payable by eircom Group on the issue of such share) plus the aggregate interest received by eircom Group on the funds standing to the credit of the designated bank account for such tranche (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment or reduction of capital in respect of such Trancheable Redeemable Preference Share.

(iv)	Voting

Holders of Trancheable Redeemable Preference Shares of any designated tranche are not entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

(v)	Redemption

The redemption rights attaching to each designated tranche of Trancheable Redeemable Preference Shares are as follows:

(A)	eircom Group is required to redeem some or all of the Trancheable Redeemable Preference Shares of a designated tranche which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT trust deed and/or the APSS has passed, and eircom Group has received notice, in accordance with the Articles, from the holder of the Trancheable Redeemable Preference Shares of that designated tranche.

(B)	The holders of any Trancheable Redeemable Preference Shares of a designated tranche have the option to redeem those Trancheable Redeemable Preference Shares for which the trustee of the ESOT Trust Deed has initiated a transfer to the APSS and which transfer has not proceeded either because it has not been applied for or because it has been refused by the relevant Beneficiary, subject to the notice provisions in the Articles.

(C)	eircom Group has the option to redeem some or all of the Trancheable Redeemable Preference Shares of a designated tranche at any time after 2 November 2013 by giving not less than 10 Business Days nor more than 20 Business Days notice to the holders of the Trancheable Redeemable Preference Shares of that designated tranche.

In sub-paragraphs (v)(A), (B) and (C), each Trancheable Redeemable Preference Share of a designated tranche shall be redeemed for an amount equal to the Trancheable Redeemable Preference Amount.

(vi)	Transfer

The Trancheable Redeemable Preference Shares are freely transferable.

(e)	Rights attaching to Convertible Preference Shares

The rights attaching to the Convertible Preference Shares are contained in Article 20 of the Articles.

(i)	Dividends and income

Holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of the holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and in priority to the holders of any other class of share from time to time, including Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares) to a fixed cumulative preferential cash dividend at the rate of 12.25% of the deemed subscription price per annum of each Convertible Preference Share held by them (being €1.00 per Convertible Preference Share). Such dividends will be paid in arrears at six monthly intervals starting from 29 September 2004. If such dividend is not paid it shall accumulate and, from the date which it is due until the date of actual payment, accrue notional dividend interest at a rate of 12.25% per annum.

(ii)	Capital

On a distribution of assets of eircom Group among its members on a winding up of eircom Group (or other return of capital other than a redemption or purchase by eircom Group of its own shares) the holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and ranking in priority to the rights of holders of any other class of share from time to time, including Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares) to receive an amount equal to the aggregate amount of any unpaid arrears or accruals of the dividend (including any notional dividend interest that has arisen on unpaid dividends), whether earned or declared or not, calculated up to and including the date of redemption, sale or return of capital or, as the case may be, the date of commencement of winding up, plus the deemed subscription price of that Convertible Preference Share.

(iii)	Voting

Holders of Convertible Preference Shares are entitled to receive notice of and to attend and speak at but not to vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

(iv)	Redemption

The redemption rights attaching to the Convertible Preference Shares are as follows:

(A)	eircom Group has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects, specifying as the date for such redemption a date falling no earlier than 14 days after the date of such notice and no later than 30 days thereafter.

(B)	eircom Group has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof, unless the holders of Convertible Preference Shares have first notified eircom Group of their election for redemption (see sub-paragraph (iv) (D)) or conversion (see sub-paragraph (v)), at any time on or after 4 November 2013, specifying as the date of such redemption a date falling no earlier than 14 days after the date of such notice and no later than 30 days thereafter.

(C)	The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares by notifying eircom Group on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects, specifying the date for such redemption a date falling no earlier than 14 days after the date of such notice and no later than 30 days thereafter.

(D)	The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares at any time on or after 2 November 2013 by giving eircom Group notice and specifying as the date of such redemption a date falling no earlier than 14 days after the date of such notice and no later than 30 days thereafter.

In sub-paragraphs (iv)(A) to (D), each Convertible Preference Share is to be redeemed for an amount equal to the CPS Redemption Amount.

(v)	Conversion

The holders of the Convertible Preference Shares have the option to convert, in aggregate, up to 14,416,667 Convertible Preference Shares into Ordinary Shares on the first eleven “Conversion Dates”, and to convert 14,416,663 Convertible Preference Shares into Ordinary Shares on the last “Conversion Date” (the first such date having been 30 March 2005 and, thereafter, falling at 6 monthly intervals until 29 September 2010 or, if any such date is not a Business Day, on the Business Day immediately preceding such date), such conversion to be made on a pro rata basis amongst holders of Convertible Preference Shares.

The number of Ordinary Shares into which any Convertible Preference Share shall convert is calculated by dividing the CPS Redemption Amount of that Convertible Preference Share by the volume weighted average price of an Ordinary Share on the relevant Conversion Date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate).

Any conversion of Convertible Preference Shares into Ordinary Shares on a Conversion Date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate) is limited so that no holder of Convertible Preference Shares would (together with persons acting in concert with him, determined as described in sub-paragraph (j)) hold, following conversion, more than a cap of 29.9% of the Ordinary Shares in issue on that date. Furthermore, if on a Conversion Date or a Deferred Conversion Date or on 2 November 2013 the volume weighted average price of the Ordinary Shares on that date falls below 85% of the offer price of €1.55 at which Ordinary Shares were offered as part of the 2004 Listing, no Convertible Preference Shares will convert on that date.

The Floor Price will be adjusted on the occurrence of various events including:

(A)	an alteration to the nominal amount of the Ordinary Shares as a result of a consolidation or subdivision;

(B)	an issue of Ordinary Shares to the holders of Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve), other than any Ordinary Shares issued in respect of a capitalisation of profits or gains which, if distributed, would not be deemed to be an Extraordinary Capital Distribution (see below);

(C)	an issue of Ordinary Shares to the holders of Ordinary Shares as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95% of the market price per Ordinary Share on the day immediately preceding the announcement of the terms of the issue or grant of such Ordinary Shares, options, warrants or other rights. Please refer to paragraph 11 of Part I — “Letter from the Chairman” of the Circular which describes the impact of the Rights Issue upon the calculation of the Floor Price and which has been incorporated by reference into this document;

(D)	an issue of any securities (other than Ordinary Shares) to the holders of Ordinary Shares (and not to the holders of any other class of shares from time to time) as a class by way of rights or the grant to the holders of Ordinary Shares as a class by way of rights of any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Ordinary Shares); and

(E)	if eircom Group and/or the holders of a majority in nominal value of the Convertible Preference Shares so request, on an “Extraordinary Capital Distribution”, being any dividend or distribution, whether on a reduction of capital or otherwise or any repayment of capital or purchase of eircom Group’s own shares other than:

(I)	any redemption or repurchase of any class of share other than Ordinary Shares;

(II)	any dividend or other distribution which is declared or paid to the holders of any class of shares (other than Ordinary Shares) in accordance with the terms thereof;

(III)	any distributions, repayments or purchases which do not exceed the profits or gains of eircom Group (either on a consolidated or unconsolidated basis) attributable to the Ordinary Shares arising following the IPO, as calculated by reference to the audited accounts of eircom Group and/or the Group;

(IV)	any distributions, repayments or purchases in respect of any financial year (not falling within sub-paragraph (III)) in the period to 31 March 2008 which do not exceed by more than 15% of the estimated annual dividend for the financial year ending 31 March 2005, as set out in the offer document in relation to the 2004 Listing;

(V)	any distributions, repayments or purchases in respect of any financial year (not falling within sub-paragraph (III)) in the period after 31 March 2008 which do not exceed by more than 5% the average aggregate dividend or distribution provided for in the Company’s accounts for the last three preceding periods; or

(F)	any other event or circumstance where both eircom Group and the holders of a majority in nominal value of the Convertible Preference Shares agree that it is fair and equitable for an adjustment to be made to the Floor Price;

and if there is any disagreement as to the adjustment, the relevant adjustment shall in respect of sub-paragraphs (A) to (D), be referred to the auditors of eircom Group and in respect of sub-paragraphs (E) and (F), be referred to an independent investment bank or bank of international repute who will certify the adjustment which in their view is fair and reasonable and, save for manifest or demonstrable error, this adjustment shall be conclusive and binding on all concerned.

If on a Conversion Date a holder of Convertible Preference Shares is prevented from converting a set number of Convertible Preference Shares into Ordinary Shares, either due to the operation of the Floor Price Restriction or due to the existence of a non-routine close period (i.e. a close period other than routine periods arising as a result of eircom Group’s accounting obligations) (but not otherwise), such holder may defer the conversion of that number of Convertible Preference Shares (subject to the 29.9% Cap and subject to the Floor Price Restriction). Any such deferred conversion must take place on one of the six “Deferred Conversion Dates” falling at six month intervals after 29 September 2010. Deferred conversions from more than one Conversion Date may not be aggregated and converted on the same Deferred Conversion Date, so that if there are deferred conversions from more than one Conversion Date they must be converted, in turn, on successive Deferred Conversion Dates. On 2 November 2013, to the extent that any Convertible Preference Shares remain in issue and these shares have been prevented from converting on the correct Deferred Conversion Date due to either the operation of the Floor Price Restriction or the existence of a non-routine close period (as explained above), the holders of such shares shall have the option to convert them into Ordinary Shares (again, subject to the 29.9% Cap and the Floor Price Restriction). If, at any time after 2 November 2013, such option is not exercised and the holders of Convertible Preference Shares have not elected to redeem the Convertible Preference Shares then in issue, eircom Group will have the option to convert or redeem such shares.

(vi)	Transfer

If on a Conversion Date or on a Deferred Conversion Date a holder of Convertible Preference Shares is prevented from converting a set number of Convertible Preference Shares into Ordinary Shares due to the operation of the Floor Price Restriction, such holder may transfer that number of Convertible Preference Shares to Beneficiaries. If on or after 2 May 2012 there are any Convertible Preference Shares still in issue, the original holder of such shares (being the ESOT) will be entitled at any time to transfer such shares to Beneficiaries. Following a transfer of Convertible Preference Shares to a Beneficiary, the transferee will be entitled and subject to the conversion and redemption rights and restrictions set out in sub-paragraphs (iv) and (v). Beneficiaries will not be entitled to transfer any Convertible Preference Shares they hold without the consent of the board of directors.

(f)	Sterling Deferred Shares

The rights attaching to the Sterling Deferred Shares are contained in Article 25 of the Articles.

(i)	Dividends and income

The holders of Sterling Deferred Shares are not entitled to any dividend.

(ii)	Capital

On a distribution of assets of eircom Group among its members on a winding up of eircom Group (or other return of capital other than a redemption or purchase by eircom Group of its own shares) the holders of the Sterling Deferred Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares, Trancheable Redeemable Preference Shares and Convertible Preference Shares and in priority to the rights of holders of Ordinary Shares and Non-Voting Deferred Shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Sterling Deferred Share.

(iii)	Voting

The holders of Sterling Deferred Shares will not be entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

(iv)	Redemption

Subject to the UK Companies Act, eircom Group has the option to redeem at any time some or all Sterling Deferred Shares (provided that such shares are credited as fully paid) at a price not exceeding £1.00 for all of the Sterling Deferred Shares redeemed at any one time without the requirement to give written notice of its intention to do so.

(g)	Non-Voting Deferred Shares

The rights attaching to the Non-Voting Deferred Shares are contained in Article 24 of the Articles.

(i)	Dividends and income

The holders of Non-Voting Deferred Shares are not entitled to any dividend.

(ii)	Capital

On a winding up of eircom Group or other return of capital, the holders of Non-Voting Deferred Shares are entitled to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Non-Voting Deferred Share, only after repayment to the holders of Ordinary Shares of the nominal amount paid up thereon and the payment of €1 million on each Ordinary Share.

(iii)	Voting

Holders of Non-Voting Deferred Shares are not entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of eircom Group.

(iv)	Redemption

eircom Group has the option to redeem at any time some or all Non-Voting Deferred Shares in issue (save for any of such Non-Voting Deferred Shares which were created on the conversion of shares which were not created as redeemable shares) at a price not exceeding one cent for all of the Non-Voting Deferred Shares redeemed at any one time without the requirement to give written notice of its intention to do so.

(v)	Transferability

The Non-Voting Deferred Shares shall not be transferable save that the conversion of Convertible Preference Shares into Non-Voting Deferred Shares shall be deemed to confer irrevocable authority on eircom Group at any time thereafter to appoint any person to execute on behalf of the holders of the Non-Voting Deferred Shares an instrument of transfer in respect thereof and/or an agreement to transfer the same to such person(s) as eircom Group may determine or to purchase or cancel the same in accordance with the

UK Companies Act, in any such case for not more than one cent for all such shares then being transferred, purchased or cancelled, without obtaining the sanction of the holders.

(h)	Directors

(i)	Appointment of directors

Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than three nor more than 13 in number provided that the number of directors shall include such number of directors as the ESOT are entitled to appoint. Directors may be appointed by eircom Group by ordinary resolution or by the board of directors. A director appointed by the board of directors shall hold office only until the next following annual general meeting and if not re-appointed at such annual general meeting, shall vacate office at its conclusion.

The ESOT has the right to appoint three directors to the board of directors for so long as it (or its nominee(s)) continues to hold at least 18% of eircom Group’s issued Ordinary Shares (which number will decline to two directors where it (or its nominee(s)) holds at least 10% but less than 18% of eircom Group’s issued Ordinary Shares and one director where such holding is at least 1% but less than 10% of eircom Group’s issued Ordinary Shares). The ESOT also has the right to appoint one of its nominee directors to be the Vice-Chairman for a period of three years from the IPO and has this right thereafter for so long as the ESOT is entitled to appoint not less than two directors to the board of directors. The ESOT also has the right to appoint one of its nominee directors to each of the committees of the board of directors, provided that such appointments will not contravene the Combined Code, the Listing Rules or any other rules or codes of corporate governance which apply to eircom Group or which have been adopted by the board of directors. Accordingly, the ESOT is not be entitled to appoint a nominee to the audit committee or the Remuneration Committee.

(ii)	Age of directors

The provisions of the UK Companies Act with regard to “Age limit for directors” shall not apply to eircom Group but where the board of directors convenes any general meeting of eircom Group at which (to the knowledge of the board of directors) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board of directors shall give notice of his age in years in the notice convening the meeting.

(iii)	No share qualification

A director shall not be required to hold any shares in the capital of eircom Group by way of qualification.

(iv)	Retirement of directors by rotation

At every annual general meeting of eircom Group, as nearly as possible one-third of the directors, but at least one, will retire by rotation. The directors to retire will be those who wish to retire and not be reappointed to office and then those who have been longest in office. Any director who has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment shall retire at the annual general meeting. As between those who were appointed or re-appointed on the same day, those to retire will be (unless they otherwise agree) determined by lot. A retiring director shall be eligible for re-election.

(v)	Remuneration of directors

(A)	The emoluments of any director holding executive office for his services as such shall be determined by the board of directors, and may be of any description.

(B)

The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of the articles) shall not exceed in aggregate €1.5 million per annum or such higher amount as eircom Group may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board of directors. In addition, any director who does not hold executive office and who performs services, which in the opinion of the board of directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the board of directors may determine.

(C)	In addition to any remuneration to which the directors are entitled under the Articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the board of directors or committees of the board of directors, general meetings or separate meetings of the holders of any class of shares or of debentures of eircom Group or otherwise in connection with the discharge of their duties.

(D)	The board of directors may provide benefits, whether by the payment of gratuities or pensions, insurance or otherwise, for any past or present director or employee of eircom Group or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

(vi)	Permitted interests of directors

Subject to the provisions of the UK Companies Act, and provided that he has disclosed to the board of directors the nature and extent of any material interest of his, a director notwithstanding his office:

(A)	may be a party to, or otherwise interested in, any transaction or arrangement with eircom Group or in which eircom Group is otherwise interested;

(B)	may act by himself or his firm in a professional capacity for eircom Group (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(C)	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by eircom Group or in which eircom Group is otherwise interested; and

(D)	shall not, by reason of his office, be accountable to eircom Group for any benefit which he derives from any such office or employment, or from any such transaction or arrangement, or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

eircom Group is also subject to the additional requirements applicable to transactions with related parties imposed by the Listing Rules of both the UK Listing Authority and the Irish Stock Exchange. This may result in a transaction or arrangement referred to in sub-paragraph (A) requiring, inter alia, shareholder approval.

(vii)	Restrictions on voting

Except as otherwise provided in the Articles, a director shall not vote at a meeting of the board of directors or a committee of the board of directors on any resolution of the board of directors concerning a matter in which he has an interest which (together with any interest of any person connected with him) is to his knowledge material, unless his interest arises only because the resolution concerns one or more of the following matters:

(A)	the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, eircom Group or any of its subsidiary undertakings;

(B)	the giving of a guarantee, security or indemnity in respect of a debt or obligation of eircom Group or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(C)	a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of eircom Group or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(D)	a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the UK Companies Act) representing 1% or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(E)	a contract, arrangement, transaction or proposal for the benefit of employees of eircom Group or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(F)	a contract, arrangement, transaction or proposal concerning any insurance which eircom Group is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

eircom Group may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

(viii)	Borrowing powers

The board of directors may exercise all the powers of eircom Group to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of eircom Group or of any third party. There is no requirement on the directors to restrict the borrowings of eircom Group or its subsidiaries.

(ix)	Indemnity of directors

Subject to the provisions of the UK Companies Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director of eircom Group shall be indemnified out of the assets of eircom Group against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of eircom Group.

(i)	Untraced shareholders

eircom Group is entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(i)	during the period of 12 years before the date of the publication of the advertisements referred to in sub-paragraph (ii) below (or, if published on different dates, the first date) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by the articles in respect of the shares in question have remained uncashed;

(ii)	eircom Group shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(iii)	during the relevant period and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) (or, if published on different dates, the first date) eircom Group has received no indication either of the whereabouts or of the existence of such member or person; and

(iv)	if the shares are listed, notice has been sent to the relevant listing authority of eircom Group’s intention to make such sale before the publication of the advertisements.

The net proceeds of sale shall belong to eircom Group which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds.

(j)	Takeover protections

(i)	General

The Articles contain certain takeover protections that apply for so long as neither the Irish Takeover Rules nor the City Code apply to eircom Group. These provisions are intended to reflect certain provisions of the Irish Takeover Rules (as if they applied to eircom Group), including an obligation requiring a person (or persons acting in concert) who acquire(s) shares conferring not less than 30% of the voting rights attaching to Ordinary Shares to make a takeover offer for all of the remaining Ordinary Shares in accordance with the Irish Takeover Rules. For details of how the takeover protections afforded to shareholders by the Irish Takeover Rules and the UK City Code on Takeovers and Mergers will not (until, at the earliest, enactment by the United Kingdom of legislation to implement the proposed EU Directive on Takeover Bids) apply to an acquisition of control of eircom Group, see “Risk Factors” on page 6.

(ii)	Acquisition of securities

Articles 224 and 225 prevent a person from acquiring securities (including pursuant to an unsolicited takeover offer) of eircom Group or rights over such securities unless the acquisition is consented to by the board of directors or is made in accordance with the applicable provisions of the Irish Takeover Rules, as if the Irish Takeover Rules applied to eircom Group (a “Permitted Acquisition”). In particular, Article 225 prevents a person:

(A)	whether by himself, or with persons determined by the board of directors to be acting in concert with him, acquiring securities of eircom Group or rights over such securities which, taken together with securities of eircom Group or rights over such securities held or acquired by persons determined by the board of directors to be acting in concert with him, carry 30% or more of the voting rights attributable to the securities of eircom Group; or

(B)	whilst he, together with persons determined by the board of directors to be acting in concert with him, holds not less than 30% but not more than 50% of the voting rights attributable to securities of eircom Group or rights over such securities, acquiring, whether by himself or with persons determined by the board of directors to be acting in concert with him, additional securities of eircom Group or rights over such securities which, taken together with securities of eircom Group or rights held by persons determined by the board of directors to be acting in concert with him, increases his voting rights attributable to securities of eircom Group, unless the acquisition is a Permitted Acquisition.

For the purposes of Articles 224 and 225, Beneficiaries, directors of the ESOT and directors of eircom Group appointed by the ESOT pursuant to their rights described above, will not, solely as a result of such status, be deemed to be acting in concert with the ESOT provided that there is no other arrangement or understanding which would otherwise require them to be treated as acting in concert with the ESOT.

(iii)	Enforcement

Where a person acquires securities in breach of Articles 224 or 225, the board of directors may, among other things:

(A)	determine that the voting rights attached to securities held by such person(s) as the board of directors may determine to be held in breach of the articles (“Excess Securities”) are from a particular time incapable of being exercised from a definite or indefinite period;

(B)	determine that some or all of the Excess Securities must be sold; and/or

(C)	determine that some or all of the Excess Securities will not carry any right to dividends or other distributions from a particular time for a definite or indefinite period.

The board of directors has full authority to determine the application of the Articles, including all discretion vested in the Irish Takeover Panel as if the Irish Takeover Rules applied to eircom Group. Any resolution or determination of, or decision or exercise of discretion or power by, the board of directors acting in good faith under or pursuant to the provisions of these Articles shall be final and conclusive and anything done by, or on behalf of, or on the authority of, the board of directors acting in good faith pursuant to the provisions of these Articles shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board of directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with the Articles.

(iv) Recommended	offer

In addition to Articles 224 and 225 (which apply whether or not an offer is recommended by the board of directors), if the board of directors recommends to members any offer made for any securities in eircom Group from time to time, Article 229 requires that the board of directors shall first obtain the undertaking of the offeror(s) to comply with the provisions of the Irish Takeover Rules in the conduct and the execution of such offer (as if the Irish Takeover Rules applied to eircom Group).

8.     DIRECTORS’ AND OTHER INTERESTS

8.1    Directors’ and Senior Executives’ interests

The interests of the Directors and Senior Executives in the share capital of the Company (all of which are beneficial unless otherwise stated), including the interests of persons connected with the Directors and/or Senior Executives for the purposes of section 346 of the UK Companies Act, as notified to the Company pursuant to sections 324 or 328 of the UK Companies Act and entered in the register maintained pursuant to section 325 of the UK Companies Act, at the date of this document and on completion of the Rights Issue (assuming full take up by the Directors and Senior Executives of the Rights Issue and no conversion rights under the Convertible Preference Shares are exercised between the date of this document and the completion of the Rights Issue), are as follows:

Director	Ordinary Shares prior to the Rights Issue		Ordinary Shares following the Rights Issue
	No.	%	No.	%
Chairman
Sir Anthony O’Reilly(1)	—	—	—	—

Executives
Dr Nolan(2)(3)	1,585,760	0.21	2,246,493	0.21
Mr Lynch(2)	505,112	0.07	715,575	0.07
Mr Magee(2)	505,112	0.07	715,575	0.07
Mr McRedmond(2)	378,836	0.05	536,684	0.05

Non-executives
Mr Scanlon(2)	233,250	0.03	330,437	0.03
Mr Conroy	77,750	0.01	110,145	0.01
Mr Delepine	25,806	0.00	36,558	0.00
Mr Finan	64,516	0.01	91,397	0.01
Mr Melia	64,516	0.01	91,397	0.01
Mr O’Connor	38,709	0.01	54,837	0.01
Mr Pratt	48,387	0.01	68,548	0.01
Mr Roche	10,000	0.00	14,166	0.00

Senior Executives
Mr Montague	253,504	0.03	359,130	0.03
Mr Mason	—	—	—	—
Mr Reid	—	—	—	—
Mr Shakespeare	—	—	—	—

(1)	Sir Anthony O’Reilly announced at the annual general meeting of the Company on 25 July 2005 that he intended to purchase Ordinary Shares in the market to the value of €75,000. It is expected that this purchase will be made prior to the Record Date.
(2)

The percentages also reflect the beneficial ownership of eircom Group’s shares for the purposes of the rules of the SEC governing the determination of beneficial ownership of securities. In addition, each of the Executive Directors and

Mr Scanlon is regarded as being interested for the purposes of the UK Companies Act in 156,947,831 Ordinary Shares and 158,583,333 Convertible Preference Shares held by the ESOT since they are, together with other eircom Group employees, beneficiaries of the eircom Employee Share Ownership Trust. There are also a small number of allocated Redeemable Preference Shares and Trancheable Redeemable Preference Shares held by the ESOT and it is expected that the majority of these will be distributed to other employees in due course.

The notional allocations of units held, which are a notional record of interests and do not correspond to interests in any one class of shares held by the ESOT are as follows: Dr Nolan 5,731, Mr Lynch 12,183, Mr McRedmond 18,545, Mr Magee 32,957 and Mr Scanlon 32,225. Dr Nolan also has 1,927 Redeemable Preference Shares held in the APSS, Mr Lynch redeemed 4,098 Redeemable Preference Shares on 11 January 2005. Mr Magee redeemed 6,872 Trancheable Redeemable Preference Shares on 23 April 2004. Mr Scanlon redeemed 6,626 Trancheable Redeemable Preference Shares on 23 April 2004.

Dr Nolan, Mr Lynch, and Mr McRedmond have disclaimed their interests under the ESOT for a two year and one month period post-2004 Admission. Mr Magee is one of the 3 ESOT nominees to the board. Given the nature of his appointment he is not required to disclaim his ESOT entitlements.

(3)	Includes 792,880 ordinary shares held by Hazelview Ltd, which is controlled by Dr Nolan.

The Directors and the Senior Executives have the same voting rights as all other holders of the relevant shares set out above.

Details of the Directors’ and Senior Executives’ non-beneficial interests in Ordinary Shares subject to options and awards are set out below:

eircom Group Key Executive Share Award Plan(1)(2)

	Number of Ordinary Shares	Exercise price (cents)
Directors
Dr P Nolan	433,316	10
P E Lynch	324,987	10
C Magee	249,032	10
D McRedmond	188,019	10

Senior Executives
B Montague	125,761	10
J Mason	25,322	10
P Reid	—	—
G Shakespeare	—	—

(1)	Awards were granted to the Executive Directors and certain Senior Executives prior to the 2004 Admission under the Key Executive Share Award Plan (the principal terms of which are summarised in paragraph 11.2). No amount was payable for the grant of awards. Each award takes the form of a right to acquire Ordinary Shares, and vests in two equal instalments. The first instalment vested on 25 August 2005 and the second instalment will become capable of vesting on 24 March 2006, subject, generally, to the participant remaining in service with the Group on the vesting date. The vesting of these awards is not subject to any performance conditions (other than the condition relating to a participant’s continued employment). No further awards will be granted under this plan. Each participant is entitled to receive a payment from eircom to enable him to pay the exercise price which is set at the par value of the shares comprised in his award, so as to preserve the nil–cost structure of awards.
(2)	The Remuneration Committee proposes to adjust the number of Ordinary Shares subject to awards to take account of the Rights Issue. Details of the proposed adjustments are set out in paragraph 10 of Part I — “Letter from the Chairman” of the Circular.

eircom Group plc Employee Share Option Plan 2004(1)(2)

	Number of Ordinary Shares(2)	Earliest exercise date	Expiry date	Exercise price (cents)
Directors
Dr P Nolan	471,333	22 June 2007	22 June 2014	150
P E Lynch	310,667	22 June 2007	22 June 2014	150
C Magee	310,933	22 June 2007	22 June 2014	150
D McRedmond	220,000	22 June 2007	22 June 2014	150

Senior Executives
B Montague	183,333	22 June 2007	22 June 2014	150
J Mason	119,000	22 June 2007	22 June 2014	150
P Reid	55,752	22 June 2007	22 June 2014	150
G Shakespeare	—	—	—	—

(1)	Options were granted to the Executive Directors and certain Senior Executives on 22 June 2004 under the eircom Group plc Employee Share Option Plan (the principal terms of which are summarised at paragraph 11.2). No amount was payable for the grant of the options. The exercise of options is generally subject to achievement of corporate performance targets, details of which are set out in paragraph 11.2.
(2)	The Remuneration Committee proposes to adjust the number of Ordinary Shares subject to options and the exercise price of the options to take account of the Rights Issue. Details of the proposed adjustments are set out in paragraph 10 of Part I — “Letter from the Chairman” of the Circular.

Save as disclosed above, at the date of this document, none of the Directors or Senior Executives nor any person connected with them for the purposes of section 346 of the UK Companies Act had any interest in the share capital of the Company.

8.2    Share Retention Policy for Directors and Senior Executives

In line with investment best practice, the Remuneration Committee has adopted a policy on share ownership for all Executive Directors and Senior Executives.

The share ownership policy requires each of the Executive Directors and Senior Executives to retain a holding of eircom Group shares based on a multiple of annual salary while employed by eircom Group. The minimum shareholding is equivalent to 1.5 times base salary for Dr Philip Nolan and 1 times base salary for other Executive Directors and Senior Executives.

Executive Directors and Senior Executives have three years from when they are appointed to reach the share ownership levels. If an individual ceases employment with eircom Group they will no longer be bound by share ownership obligations and will be governed by the rules applying to all shareholders.

The Remuneration Committee will review share ownership on an annual basis and has the discretion in the operation of this policy to respond to specific circumstances in relation to share ownership as they see fit.

8.3    Directors’ and Senior Executives’ conflicts of interest

Mr Scanlon, Mr Magee and Mr Conroy are Directors appointed by the ESOT. In addition, Mr Lynch and Mr Magee are directors of the ESOT and Mr Scanlon is General Manager of the ESOT. Therefore, potential conflicts of interest may arise between the duties owed by such Directors to the Company and their duties to the ESOT. To the best of the knowledge of the Company, there are no other potential conflicts of interests between any duties to the Company of the Directors and Senior Executives and their private interests and/or other duties.

8.4    Interests of major Shareholders

Insofar as is known to eircom Group, the name of each person, other than the Directors and Senior Executives, who, directly or indirectly, is interested in 3% or more of eircom Group’s capital, and the amount of such person’s interest, as at 29 August 2005 (being the latest practicable date before the publication of this document):

Name	Ordinary Shares		Redeemable Preference Shares		Trancheable Redeemable Preference Shares		Convertible Preference Shares		Sterling Deferred Shares		Non-Voting Deferred Shares
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
eircom ESOP Trustee Limited(1)	156,947,831	20.9	68,742	24.2	40,879	9.2	158,583,333	100	—	—	6,474,437,398	100
Capital Research & Management	34,661,784	4.6	—	—	—	—	—	—	—	—	—	—
Cantillon Capital Management	28,519,768	3.8	—	—	—	—	—	—	—	—	—	—
Marathon Asset Management	27,296,045	3.6	—	—	—	—	—	—	—	—	—	—

(1)	eircom ESOP Trustee Limited is the trustee of the ESOT.

As at 31 July 2005, 117,638,860 Ordinary Shares were held by holders with registered addresses in the United States, representing approximately 15.66% of the existing issued Ordinary Shares. Since certain of the Company’s Ordinary Shares are held by nominees, the above numbers of holders may not be representative of the number of beneficial owners in the United States or of the total number of Ordinary Shares held by them.

We are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Insofar as is known to eircom Group, following the Rights Issue, the interests of those persons, other than the Directors and Senior Executives, whether directly or indirectly, who are interested in 3% or more of eircom Group’s capital, and the amount of such person’s interest (assuming full take up by such persons of the Rights Issue, no redemption of Redeemable Preference Shares or Trancheable Redeemable Preference Shares and no options granted under the Share Schemes or conversion rights under the Convertible Preference Shares are exercised between the date of this document and completion of the Rights Issue), will be as follows:

Name	Ordinary Shares		Redeemable Preference Shares		Trancheable Redeemable Preference Shares		Convertible Preference Shares		Sterling Deferred Shares		Non-Voting Deferred Shares
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
eircom ESOP Trustee Limited	222,342,760	20.9	68,742	24.2	40,879	9.2	158,583,333	100	—	—	6,474,437,398	100
Capital Research & Management	49,104,194	4.6	—	—	—	—	—	—	—	—	—	—
Cantillon Capital Management	40,403,004	3.8	—	—	—	—	—	—	—	—	—	—
Marathon Asset Management	38,669,397	3.6	—	—	—	—	—	—	—	—	—	—

None of our major Shareholders have different voting rights than our other holders of Ordinary Shares.

8.5    Other directorships

The Directors and Senior Executives of eircom Group hold or have held the following directorships, in addition to their directorships of Group companies, and are or were members of the following partnerships, in the past five years:

Name	Position	Company	Position still held
Sir Anthony O’Reilly	Director	Cartson Holdings Limited	Y
	Director	Columbia Investments	Y
	Director	Fairfield Holdings Limited	Y
	Director	Fitzwilton Charitable Foundation Ltd	Y
	Chairman	Fitzwilton Ltd	Y
	Director and Chief Executive Officer	Independent News & Media PLC	Y
	Director	Indexia Holdings Limited	Y
	Director	Lionheart Ventures (Overseas) Limited	Y
	Director	Stemriver Investments Limited	Y
	Director	Stoneworth Investment Ltd	Y
	Director	The Ireland Funds	Y
	Chairman	Waterford Wedgwood Plc	Y
	Chairman and Chief Executive Officer	H.J. Heinz Company	N
	Director	Shuttleway	N
	Chairman and Partner	Matheson Ormsby Prentice	Y
	Director	Independent Newspaper (UK) Ltd	Y
	Director	Galacia Management Limited	Y
	Director	Genetix Holdings Limited	Y
	Director	Helenof Holdings Limited	Y
	Director	APN Holdings Ltd	N
	Director	APN Holdings (NZ) Ltd	N

Con Scanlon	Director	An Post ESOP Trustee Limited	N
	Director	Eircell/Vodafone ESOP Trustee Limited	N
	Director	eircom ESOP Trustee Limited	N

Name	Position	Company	Position still held

Dr Philip Nolan	Non-executive Director	De La Rue Plc	Y
	Director	Irish Management Institute	Y
	Director	Hazelview Ltd	N
	Director	186K Ltd	N
	Director	Advantica Technologies Ltd	N
	Director	BG Group Ltd	N
	Director	Interconnector Construction Co. Ltd	N
	Managing Director	Interconnector (UK) Ltd	N
	Director	Lattice Group Plc.	N
	Director	Transco Holdings Plc	N
	Managing Director	Transco Plc	N
	Non-executive Director	Providence Resources plc	Y

Peter Lynch	Director	Copperstar Ltd	Y
	Director	Esoum Holdings Ltd	N
	Director	Esoum Ltd	N
	Director	eircom ESOP Trustee Ltd	Y
	Director	Intrust Properties Ltd	Y
	Director	Adare Group Ltd	N
	Director	Adare Printing Group plc	N
	Director	Adare Printing Group (UK) Ltd	N
	Director	Adare Properties (UK) Ltd	N
	Director	Alexander Pettigrew Ltd	N
	Director	Alfred Gilbert & Sons Ltd	N
	Director	Business Barter Ltd	N
	Director	Business Incentives Ltd	N
	Director	Carrots Ltd	N
	Director	Carwin Continuous Ltd	N
	Director	Centre 1566 Ltd	N
	Director	Centre 634 Ltd	N
	Director	Citico Print Centres Ltd	N
	Director	C.J Fallon (Holdings) Ltd	N
	Director	CJ Fallon Ltd	N
	Director	Continuous Stationery Ltd	N
	Director	Credit Recovery Services Ltd	N
	Director	Dalamerree Ltd	N
	Director	Darley Ltd	N
	Director	Darley Business Forms Ltd	N
	Director	Fairfield Graphics Ltd	N
	Director	Flexible Packagings Ltd	N
	Director	Forms Factory Ltd	N
	Director	Franchise Networks Ltd	N
	Director	Franchising Ltd	N
	Director	Fudge Kitchen (Darlington) Ltd	N
	Director	Fudge Kitchen (UK) Ltd	N
	Director	GMS Tickets Ltd	N
	Director	Great Northern Direct Mail Co. Ltd	N
	Director	Great Northern Envelopes Ltd	N
	Director	Great Northern Packaging Co. Ltd	N
	Director	Great Northern Printing Co. Ltd	N
	Director	Halcyon Business Solutions Ltd	N
	Director	Hermes Holdings Ltd	N
	Director	Ink Ltd	N
	Director	K.K. (Cardiff) Ltd	N
	Director	K.K. Printing (Centres) Ltd	N
	Director	Kalamazoo Security Print Ltd	N

Name	Position	Company	Position still held
	Director	Kall Kwik Europa Ltd	N
	Director	Kall Kwik Printing (UK) Ltd	N
	Director	Kenley Press Ltd	N
	Director	Korah	N
	Director	Label Converters Ltd	N
	Director	Labelwell International Ltd	N
	Director	Lexicon Marketing Services Ltd	N
	Director	Park Mill Business Forms Ltd	N
	Director	Perigord Ltd	N
	Director	Pillings Printing Co. Ltd	N
	Director	Presswell Group Ltd	N
	Director	Presswell Ltd	N
	Director	Printronic International Ltd	N
	Director	Prontaprint Communications Ltd	N
	Director	Prontaprint Exploration Ltd	N
	Director	Prontaprint Group Ltd	N
	Director	Prontaprint International Ltd	N
	Director	Prontaprint Ireland Ltd	N
	Director	Prontaprint Ltd	N
	Director	Prontaprint North East Ltd	N
	Director	Prontaprint Retail Ltd	N
	Director	Prontaprint Services Ltd	N
	Director	Quorum Technical Services Ltd	N
	Director	Reprocare Ltd	N
	Director	Scanvision Ltd	N
	Director	School and College Publishing Ltd	N
	Director	Screen Print Ltd	N
	Director	Southam F.M. Ltd	N
	Director	Super Cheques Money Savers Ltd	N
	Director	Superman Express Deliveries Network Ltd	N
	Director	The Carrot and the Stick Co. Ltd	N
	Director	The Franchise Option Ltd	N
	Director	The Recycled Envelope Co. Ltd	N
	Director	WBF Ltd	N
	Director	William Caple & Co Ltd	N
	Director	Word Processor Stationery Ltd	N
	Director	Intrust Properties Limited	Y

Cathal Magee	Director	Beaumont Hospital	Y
	Director	Dublin Chamber of Commerce (Incorporated)	N
	Director	EBS Building Society	Y
	Director	eircom ESOP Trustee Limited	Y
	Director	Enniskerry Demesne Management Limited	Y
	Director	St. Patrick’s Festival	N

David McRedmond	Director	Hartsfield Air Ventures	N
	Director	WH Smith Dominican Republic Inc.	N
	Director	WH Smith Group Holdings Inc.	N
	Director	WH Smith Nederland BV	N
	Director	Golden Pages Limited	N
	Director	Golden Pages Talking Limited	N

Didier Delepine	Director	Intelsat Limited	N
	President and CEO	Equant N.V.	N
	Advisory board member	Adventis Corporation	Y

Name	Position	Company	Position still held

Irial Finan	Director	Alltracel Pharmaceuticals plc	Y
	Director	Galway University Foundation	Y
	Director	Coca-Cola Bottlers (Munster) Ltd	N
	Director	Coca-Cola Bottlers (Ulster) Ltd	N
	Director	Coca-Cola Bottlers Oryel	N
	Director	Coca-Cola Bottling Co. (Dublin) Ltd	N
	Director and CEO	Coca-Cola HBC S.A.	N
	Director	Coca-Cola Molino Beverages Ltd	N
	Director	Coca-Cola Molino Chelybinsk	N
	Director	Coca-Cola Molino Novosibirsk	N
	Director	Coca-Cola Western Bottlers	N
	Director	Dunlogan Ltd	N
	Director	Frigiglass S.A.	N
	Director	Hellenic Bottling Company S.A.	N
	Director	John Daly & Co.	N
	Director	Kiely’s Bottling Co. Ltd	N
	Director	Killarney Mineral Water Manufacturing Co. Ltd	N
	Director	Molino Beverages Holding S.A.	N
	Director	Molino Holdings S.A.	N
	Director	MTV West Kishinev Bottling Co. S.A.	N
	Director	Nigerian Bottling Company plc	N
	Director	Ocean Investments Ltd	N
	Director	Panpak International Ltd	N
	Director	Panpak Ltd	N
	Director	Remlo Anstalt	N
	Director	Marlborough plc	N
	Director	Marlborough International plc	N
	Director	Coca-Cola Enterprises	Y
	Director	Coca-Cola FEMSA	Y
	Director	Coca-Cola Amatil	Y
	Director	Coca-Cola HBC	Y
	Director	Coca-Cola Beverages Holdings Ltd	N
	Director	Co-Operation Ireland	Y
	Director	CCE AG Supervisory Board	Y

Kevin Melia	Chairman	Iona Technologies PLC	Y
	Chairman	Lightbridge Inc.	Y
	Chairman	Millstone Medical Outsourcing Inc.	Y
	Director	RadiSys Corporation	Y
	Director	Manugistics Group Inc	Y
	Director	Horizon Technologies Group PLC	N
	Chairman and CEO	Manufacturers Services Ltd	N
	Director	Boulder Brook LLC	Y

Padraic O’Connor	Chairman	Alltracel Pharmaceuticals plc	Y
	Chairman	Hewitt & Becketts plc	N
	Chairman	Jones Distribution Limited	Y
	Director	Bear Stearns Bank plc	Y
	Director	Glasgow Mackintosh Fund Ltd	Y
	Director	Glasgow Mackintosh Master Fund Ltd	Y
	Director	Bear Stearns Multi Strategy Fund	Y
	Director	ICMOS Ireland Ltd	Y
	Director	ICMOS Pangaea Global Hedge Fund plc	Y
	Director	J O Hambro Capital Management Umbrella Fund plc	Y
	Director	QMC Development Capital Fund plc	Y

Name	Position	Company	Position still held
	Director	Abud Ltd	N
	Director	ACC Bank plc	Y
	Director	ACC Bank Asset Finance	N
	Director	ACC Bank Finance	N
	Director	ACC Bank Trustees Limited	N
	Director	ACC Christmas Tree Farms Limited	N
	Director	ACC Investments Limited	N
	Director	Ancona Services Limited	N
	Director	Alpos Investments	N
	Director	Aurum Nominees	N
	Director	Cransfort Limited	N
	Director	Dexabbery	N
	Director	e-Host Group Limited	N
	Director	Fortfield Services Limited	N
	Director	Frontpoint Offshore Fixed Income Opportunities Fund Ltd	N
	Director	Frontpoint Offshore Quantitative Equity Strategies Fund Ltd	N
	Director	Frontpoint Offshore Utility and Energy Fund Ltd	N
	Director	Harcourt Street Investments	N
	Director	Harlequinn Nominees Limited	N
	Director	I-commerce Limited	N
	Director	N.C.B. Broking Nominees Limited	N
	Director	NCB Corporate Finance Limited	N
	Director	NCB Finance Limited	N
	Director	NCB Futures Limited	N
	Director	NCB Moneybrokers Limited	N
	Director	NCB Nominees Limited	N
	Director	NCB Personal Portfolios Limited	N
	Director	NCB Stockbrokers Limited	N
	Director	Quince Nominees Limited	N
	Director	Rosscoyne Services Limited	N
	Director	Russell Nominees Limited	N
	Director	Sandbark Limited	N
	Director	Silsbee Limited	N
	Director	Telbud Limited	N
	Director	Tirhaven Limited	N
	Director	Trailbrook Developments Limited	N
	Director	Ulster Bank (Ireland) Holdings Limited	N
	Director	Ulster Bank (Ireland) Limited	N
	Chairman	Hewitt Associates Ltd	Y
	Chairman	IMPAX Funds (Ireland) plc	Y
	Chairman	Adwalker plc	Y
	Director	Becketts Limited	Y

Maurice Pratt	Director	Aquaporte Group Limited	Y
	Director	Aquaporte Limited	Y
	Director	Ballygowan Group Limited	Y
	Director	Ballygowan Limited	Y
	Director	Bestormel Limited	Y
	Director	Bewdley Limited	Y
	Director	Bouchel Limited	Y
	Director	Britvic Limited	Y
	Director	Bulmers Limited	Y
	Director	C&C (Ireland) Limited	Y
	Director	C&C (Wholesale) Limited	Y
	Director	C&C Agencies Limited	Y
	Director and CEO	C&C Group plc	Y

Name	Position	Company	Position still held
	Director	C&C International Limited	Y
	Director	C&C Logistics Limited	Y
	Director	C&C Logistics (NI) Limited	Y
	Director	C&C Group International Holdings Limited	Y
	Director	C&C Profit Sharing Trustee (NI) Limited	Y
	Director	C&C Management Services Limited	Y
	Director	C&C Profit Sharing Trustee Limited	Y
	Director	Cantrell & Cochrane (Belfast) Limited	Y
	Director	Cantrell & Cochrane (Holdings) Limited	Y
	Director	Cantrell & Cochrane (Investments) Limited	Y
	Director	Cantrell & Cochrane (Munster) Limited	Y
	Director	Cantrell & Cochrane Group Limited	Y
	Director	Cantrell & Cochrane Group Pension Trust (No 2) Limited	Y
	Director	Cantrell & Cochrane Pension Trust (1973) Limited	Y
	Director	Cantrell & Cochrane Pension Trust (1988) Limited	Y
	Director	Cravenby Limited	Y
	Director	Dublin Chamber of Commerce	Y
	Director	Edward & John Burke (1968) Limited	Y
	Director	Edward & John Burke Limited	Y
	Director	Eurosnax (UK) Limited	Y
	Director	Eurosnax International Limited	Y
	Director	Findlater (Wine Merchants) Limited	Y
	Director	Fruit of the Vine Limited	Y
	Director	Grants of Ireland Limited	Y
	Director	Hollywood & Donnelly Limited	Y
	Director	Irish Management Institute	N
	Director	Irish Mist Liqueur Company Limited	Y
	Director	James McAllister & Son Limited	N
	Director	King Foods (Export) Limited	Y
	Director	King Foods Limited	Y
	Director	King Kandy Limited	Y
	Director	King Snacks Limited	Y
	Director	Littlemill Limited	Y
	Director	Lough Corrib Mineral Water Company Limited	Y
	Director	M O’Sullivan & Sons Limited	Y
	Director	Potato Distributors Limited	Y
	Director	Quinns of Cookstown (1964) Limited	Y
	Director	Rehill McKeown Limited	Y
	Director	Repak Limited	Y
	Director	Showerings (Ireland) Limited	Y
	Director	Sooner Foods (Ireland) Limited	Y
	Director	Tayto Crisps Limited	Y
	Director	Tayto Limited	Y
	Director	The Fairgreen Partnership	Y
	Director	Thwaites Limited	Y
	Director	TJ Carolan & Sons Limited	Y
	Director	Uniphar plc	Y
	Director	Vandamin Limited	Y
	Director	William J Dwan & Sons Limited	Y
	Director	WM. Magner Limited	Y
	Director	Albafare Limited	N
	Director	Aldrin Limited	N

Name	Position	Company	Position still held
	Director	Alex Findlater & Company Limited	N
	Director	Ardgillan Limited	N
	Director	Barbero 1891 SPA	N
	Director	Barranca Limited	N
	Director	Carlow Developments Limited	N
	Director	Chirac Limited	N
	Director	Clondalkin Properties Limited	N
	Director	Commercial Investments Limited	N
	Director	Family Care Limited	N
	Director	Five Star Limited	N
	Director	Five Star Supermarket Limited	N
	Director	Ginger Holdings Limited	N
	Director	Grittar Limited	N
	Director	House Care Limited	N
	Director	Irish Heart Foundation Limited	N
	Director	Light Bite Limited	N
	Director	Mathers Supermarket Limited	N
	Director	Mayfield Investments Limited	N
	Director	Nabola Development Limited	N
	Director	Outlandus Limited	N
	Director	Pesenta Limited	N
	Director	Phoenix Newsagents Limited	N
	Director	Power Import and Wholesale Limited	N
	Director	Power Meats Limited	N
	Director	PQ Discounts Stores Limited	N
	Director	Providers Limited	N
	Director	Quinnsworth Limited	N
	Director	Quinnsworth (Dublin) Limited	N
	Director	Quinnsworth (Shannon)	N
	Director	RJD Holdings Limited	N
	Director	Tesco Card Services Ltd	N
	Director	Tesco Ireland Holdings Limited	N
	Director	Tesco Ireland Limited	N
	Director	Tesco Ireland Pension Trustees Limited	N
	Director	Tesco Leisure Limited	N
	Director	Tesco Trustee Company of Ireland Limited	N
	Director	Thundridge Limited	N
	Director	Littlemill Limited	Y

Donal Roche	Chairman	Appian Wealth Management	Y
	Director	LANDesk Software Ireland Limited	N
	Managing Partner	Matheson Ormsby Prentice	N
	Director	Newcourt Capital Limited	N
	Director	Pepsico (Ireland) Limited	N
	Chairman	Rockhill Investments	N
	Director	Teva Pharmaceuticals Finance Ireland Limited	N
	Director	Teva Pharmaceuticals Finance Ireland II Limited	N
	Director	McInerney Holdings plc	Y
	Director	Murray Consultants	Y
	Director	Aberdeen Asset Management Ireland Limited	N
	Director	Abso Ltd	Y
	Director	Arbury Estates Limited	N
	Director	Borris in Ossory Investments	Y
	Director	Dacari Ltd	Y
	Director	Matsack Nominees Limited	N

Name	Position	Company	Position still held
	Director	Matsack Trust Limited	N
	Director	Raisa Limited	N
	Director	Matsack Nominees UK Limited	N
	Director	Matsack UK Limited	N
	Director	Ove Arkil Limited	N
	Director	Questwell Limited	Y
	Director	Sundene Limited	Y

John Conroy	Director	Iona Technologies PLC	Y
	Chief Executive Officer and Director	Merrion Capital Group Limited	Y
	Director	Rockview Merrion Investments Limited	Y
	Director	Merrion Corporate Finance Limited	Y
	Director	Merrion Financial Services Limited	Y
	Director	Merrion Stockbrokers Limited	Y
	Director	Merrion Stockbrokers Nominee Limited	Y
	Director	Merrion Venture Capital Management Limited	Y
	Director	Parima Limited	Y
	Director	NCB Group Limited	N
	Director	NCB Stockbrokers Limited	N
	Director	Merrion Fund Management Limited	Y

Brian Montague	Director	Civil Aviation Authority Pension Trust	N
	Director	Intrust Properties Limited	Y

John Mason	Alternate Director	Compaq Financial Services Holding Limited and associated Compaq Computer Group companies	N

Other information relating to the Directors and Senior Executives

8.6 Details of the Directors and Senior Executives of eircom Group, their business addresses and their functions are set out in Part IV — “Directors and Senior Management”. The Directors comprise all of the members of the administrative, supervisory or management bodies of eircom Group.

8.7 Save as disclosed in this paragraph 8, none of the Directors or Senior Executives at the date of this document:

(a)	has been a member of the administrative, management or supervisory bodies or partner at any time in the previous five years of any company or partnership, or is still a member of the administrative, management or supervisory bodies or partner of any company or partnership;

(b)	has any convictions in relation to fraudulent offences incurred during the previous five years;

(c)	whilst Director or Senior Executive has been associated with any bankruptcies, receiverships or liquidations whilst acting as Director or Senior Executive during the previous five years;

(d)	has been subject to any official public incrimination and/or sanction by a statutory or regulatory authority (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer during the previous five years; or

(e)	has any family relationship with any other Director or Senior Executive.

9.    DIRECTORS’ SERVICE CONTRACTS AND LETTERS OF APPOINTMENT

9.1 The Directors each have a service contract or letter of appointment with a member of the Group as follows:

Name	Date of contract	Unexpired term as at 30 August 2005	Notice period
Executive Directors
Dr P Nolan (Chief Executive)	18 March 2004	N/A	12 months
P E Lynch (Finance Director)	18 March 2004	N/A	12 months
C Magee	18 March 2004	N/A	12 months
D McRedmond	18 March 2004	N/A	12 months

Chairman
Sir A O’Reilly	18 March 2004	1 year 7 months	3 months

Non-Executive Directors
C Scanlon (Deputy Chairman)	18 March 2004	1 year 7 months	1 month
J Conroy	18 March 2004	1 year 7 months	1 month
D Delepine	18 March 2004	1 year 7 months	1 month
I Finan	18 March 2004	1 year 7 months	1 month
K Melia	18 March 2004	1 year 7 months	1 month
P O’Connor	18 March 2004	1 year 7 months	1 month
M Pratt	18 March 2004	1 year 7 months	1 month
D Roche	18 March 2004	1 year 7 months	1 month

9.2    Executive Directors

Each Executive Director has a service contract (the “Service Contracts”) with eircom dated 18 March 2004, governed by Irish law. Service Contracts have a notice period of one year.

Under their Service Contracts, the Executive Directors are entitled to annual salary as follows: Dr Nolan’s annual salary is currently €735,280; Mr Lynch’s and Mr Magee’s annual salary is each currently €485,000 and Mr McRedmond’s annual salary is currently €350,000. The Service Contracts also entitle the Executive Directors to participate in bonus arrangements under which they may receive an annual cash bonus calculated as a percentage of basic salary, conditional on attainment of performance targets. The maximum bonus is 100% of basic salary for Dr Nolan and 75% of basic salary for the other Executive Directors.

Dr Nolan and Mr Lynch participate in the eircom Executive Defined Contribution Scheme described in paragraph 14.4. Annual employer contributions are made to this scheme in respect of Dr Nolan in an amount equal to 50% of his basic salary and in respect of Mr Lynch in an amount equal to 15% of his basic salary. Mr McRedmond participates in the eircom DC Scheme described in paragraph 14.3. Annual employer contributions are made to this scheme in respect of Mr McRedmond in an amount equal to 15% of his basic salary. Mr McRedmond also participates in the eircom Executive Defined Contribution Scheme. Mr Magee participates in the eircom Superannuation Scheme described in paragraph 14.2. The principal benefits payable under this scheme are a pension of 1/80 of retiring salary for each year of pensionable service (with a maximum of 40/80) together with a gratuity of 3/80 of retiring salary for each year of pensionable service. eircom Limited contributes to the scheme at the rate certified by the scheme actuary from time to time. Mr Magee is also a member of the eircom Executive Defined Contribution Scheme, to which eircom Limited makes employer contributions in respect of him at the rate of 2.81% of his basic salary per annum.

Under the Service Contracts, the Executive Directors are also entitled to a company car (or allowance), mobile phone, private health insurance and lump sum life assurance benefits of four times’ annual salary.

Under the terms of Dr Philip Nolan’s Service Contract, if eircom terminates Dr Philip Nolan’s employment without notice (other than in circumstances where it is entitled to terminate the employment summarily), it must pay him an amount equal to 12 months’ salary and the gross value of the car, insurance benefits and pension contributions provided under his Service Contract.

There are no other provisions for compensation on early termination of any other Executive Director’s Service Contract. eircom may suspend an Executive Director from his duties at any time after notice has been given, provided he continues to receive full salary.

All Executive Directors are subject to post-termination restrictive covenants of between six to 12 months’ duration relating to competition with the eircom Group’s business in Ireland and approaching or dealing with clients or customers of the eircom Group.

9.3    Chairman and Non-Executive Directors

The Chairman and each Non-Executive Director has a letter of appointment under which he has been appointed by eircom Group for an initial period of three years effective from 18 March 2004. The appointments are subject to the UK Companies Act and eircom Group’s Articles, in particular the need for periodic re-election. The letters of appointment do not contain any provision for termination payments.

Details of the fees paid to the Chairman and Non-Executive Directors are set out in the table at paragraph 10 below. Details of applicable notice periods are set out in the table at paragraph 9 above. Mr Scanlon’s fees as Vice Chairman is payable to the ESOT with effect from 12 July 2004.

As a former employee of eircom, Mr Scanlon is a member of the eircom Superannuation Scheme under which he is entitled to receive a pension from the age of 60. Mr Scanlon is also a member of the eircom Executive Defined Benefit Scheme under which he receives supplementary pension benefits, including a pension prior to the age of 60.

Each of the Non-Executive Directors and the Chairman is entitled to reimbursement of reasonable expenses and directors and officers’ liability insurance.

Save as disclosed in this paragraph 9, there are no service agreements existing or proposed between the Directors and eircom Group or any of its subsidiaries.

10.    DIRECTORS’ AND SENIOR EXECUTIVES’ REMUNERATION

10.1 The amount of remuneration paid (including any contingent or deferred compensation), and benefits in kind granted to the Directors for services in all capacities to the Group by any person for the financial year ending 31 March 2005 was as follows:

Financial year ended 31 March 2005

	Salary and fees €	Benefits in kind[2] €	Expense allowance €	Performance related annual bonus €	Other payments[3] €	Total €
	(audited)
Executive Directors
Dr P Nolan	707,000	45,151	—	511,868	22,440	1,286,459
P E Lynch	466,400	3,965	25,950	268,180	16,829	781,324
C Magee	466,400	37,342	—	258,852	12,896	775,490
D McRedmond	330,000	25,751	—	183,150	9,736	548,637
Chairman
Sir A O’Reilly	132,500	—	—	—	—	132,500
Non-executive Directors
C Scanlon (Vice-Chairman)	29,695	—	—	—	—	29,695
J Conroy	75,000	—	—	—	—	75,000
D Delepine	75,000	—	—	—	—	75,000
I Finan	75,000	—	—	—	—	75,000
K Melia	75,000	—	—	—	—	75,000
P O’Connor	75,000	—	—	—	—	75,000
M Pratt	75,000	—	—	—	—	75,000
D Roche	75,000	—	—	—	—	75,000

	2,656,995	112,209	25,950	1,222,050	61,901	4,079,105

(1)	The total fees payable in respect of Mr Scanlon’s service as director are €106,000, €29,695 of which was paid as a Director’s fee to Mr Scanlon and €76,305 was paid to the ESOT in consideration of making Mr Scanlon’s services as a Director available.

(2)	Benefits in kind for each Executive Director included above comprise the use of a company car including petrol and private health insurance. The benefit in kind for Mr Lynch only includes health insurance as he has opted for a car allowance rather then a company car (which is included in his expense allowance).

(3)	Other payments comprise payments receivable by each Executive Director in accordance with the rules of the Key Executive Share Award Plan to enable him to pay up the par value of shares issued to him on exercise of the first tranche of his award.

10.2 The aggregate remuneration (including any contingent or deferred compensation) and benefits in kind paid or granted to the Senior Executives by eircom Group and its subsidiaries during the financial year ended 30 March 2005 for services in all capacities was €745,366. eircom Group is not required to, and does not otherwise, publicly disclose remuneration for Senior Executives on an individual basis.

10.3 The total amount set aside or accrued by eircom Group or its subsidiaries to provide pension, retirement or similar benefits for the Directors and Senior Executives of eircom Group for the financial year ending 31 March 2005 was €593,382.

10.4 Other than as set out above, none of the members of the administrative, management, or supervisory bodies’ service contracts with the Company or any of its subsidiaries provide for benefits upon termination of employment.

11.    SHARE SCHEMES FOR GROUP EMPLOYEES

11.1 eircom Group currently operates the eircom Group Employee Share Option Plan 2004 together with the Employee Share Ownership Plan operated by the ESOT through the Employee Share Ownership Trust and the eircom Approved Profit Sharing Scheme Awards were also granted to the Executive Directors and certain key employees under the eircom Group Key Executive Share Award Plan prior to the IPO, which remain outstanding although the Remuneration Committee has decided that no future awards will be granted under this plan.

11.2 The principal terms of these share schemes are summarised below:

(a)	The Share Option Plan

(i)	The Share Option Plan enables eligible employees (including the Executive Directors) to be granted options over existing or unissued Ordinary Shares. The exercise of options is determined by reference to a performance target measured over a three-year period.

(ii)	As at 29 August 2005, being the latest practicable date prior to publication of this document, options were outstanding over an aggregate of 8,349,453 Ordinary Shares. Details of the options granted to the Executive Directors and Senior Executives are set out in paragraph 8.1 above. It is eircom Group’s policy to make annual grants of options to executive directors and senior employees. As stated in the directors’ remuneration report published earlier this year, the Remuneration Committee intended to make the 2005 annual grant of options under the Share Option Plan no later than 8 July 2005. Due to dealing restrictions in force prior to the announcement of the Acquisition and the Rights Issue the grant was postponed. The Remuneration Committee now intends to make the 2005 annual grant of options as soon as practicable following the EGM.

(iii)	All employees and executive directors of the Group who are not within six months of their normal retirement date are eligible to be granted options under the Share Option Plan at the discretion of the Remuneration Committee. Employees who are within two years of normal retirement date are only granted options in exceptional circumstances.

(iv)	The number or value of Ordinary Shares over which options may be granted to an eligible employee in any 12 month period is limited so that the market value of such Shares on the date of grant by reference to the average closing middle market quotation for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the Dealing Day preceding the date of grant will not exceed 100 percent of the eligible employee’s basic annual salary prior to the grant.

(v)	Options may be granted within the period of six weeks following announcement of eircom Group’s half yearly or annual results or on any day on which the Remuneration Committee determines that exceptional circumstances exist that justify a grant.

(vi)	No payment is required for the grant of an option.

(vii)

No options may be granted under the Share Option Plan if it would cause the number of Ordinary Shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any share scheme operated by the Group to exceed 10 percent of eircom Group’s issued share capital at the proposed date of grant. No options may be granted under the Share Option Plan or any other discretionary share scheme adopted by eircom Group if it would cause the number of Ordinary Shares issued or issuable pursuant to awards and options granted in the previous 10 years under such schemes to exceed five percent of eircom Group’s issued ordinary share capital at the proposed date of grant. In addition, no options may be granted under the Share Option Plan or any other discretionary share scheme operated by eircom Group if it would cause the total number of Ordinary Shares issued or issuable pursuant to options or awards granted in the previous three years under any share scheme operated by the Group, to exceed three percent of eircom Group’s issued share capital at the proposed date or grant. Ordinary Shares issued for the purpose of the Group’s employee share schemes operated prior to the IPO of eircom (including for the purpose of satisfying options or awards granted under those schemes which are exercised after the IPO) do not count towards the percentage limits stated above. Ordinary Shares issued to the ESOT before the IPO, or after the IPO pursuant to the exercise of its Convertible Preference Shares held at Admission, do not count towards the above limits. If options are satisfied by a transfer of existing Ordinary Shares, the percentage limits stated above will not apply.

(viii)	Options granted to participants are not normally exercisable unless an objective performance condition imposed by the Remuneration Committee at the time of grant of the option is satisfied. Existing options under the Share Option Plan are subject to performance conditions regarding (i) the Company’s normalised adjusted earnings per share for the financial year ending on 31 March 2007 and (ii) the level of dividends paid per Ordinary Share in each of the financial years ending 31 March 2005, 31 March 2006 and 31 March 2007.

(ix)	Options entitle the optionholder to acquire Ordinary Shares at an exercise price per Ordinary Share determined by the Remuneration Committee. The exercise price of options must be not less than the lower of the middle market quotation of an Ordinary Share derived from the London Stock Exchange Daily Official List on the Dealing Day immediately before the date of grant or, where bargains in the Ordinary Shares other than those done at special prices were recorded in the Official List of the London Stock Exchange for the relevant date, the price, if any, at which those were recorded or, if more than one was recorded, a price half way between the highest and lowest of such prices, and, in any case, will not be lower than the nominal value of an Ordinary Share.

(x)	Options may normally be exercised between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse. They will generally only be exercisable if the performance conditions that apply to them have been satisfied. There will be no retesting of performance conditions.

(xi)	If an option holder leaves employment before the end of the performance period, his options normally lapse. However, if the reason for leaving is death, injury, disability, ill-health, retirement at normal retirement age, early retirement with the consent of the Remuneration Committee, the company for which the optionholder worked ceasing to be a member of the Group, the business for which the option holder works being transferred out of the Group or (if the Remuneration Committee so decides) for some other reason, the options will not lapse. Instead the options may be exercised within six months of the date of cessation (or such shorter period as the Remuneration Committee may decide) subject to the extent to which the performance conditions are satisfied at the date of cessation (subject to modification if the Remuneration Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the original performance period). The number of Ordinary Shares that may be acquired will be reduced pro rata to take account of that proportion of the performance period (measured in complete months) which has elapsed to the date of leaving.

(xii)	In the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding-up of eircom Group, options may be exercised early to the extent that performance conditions are satisfied at the date of the relevant event (subject to modification if the Remuneration Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the original performance period). Options may also be exchanged for options over shares in an acquiring company.

(xiii)

The Share Option Plan may be operated in conjunction with an employee discretionary trust. The trust may acquire and hold Ordinary Shares required to satisfy options granted under the Share Option Plan. eircom Group and any relevant subsidiaries may provide sufficient funds by way of loan or gift to the trustee to enable it to fulfil any obligations under the Share Option Plan.

(xiv)	In the event of any rights or capitalisation issue, sub-division, consolidation, reduction or other variation of its share capital or the implementation by eircom Group of a demerger, the Remuneration Committee may adjust the number of Ordinary Shares subject to options and the exercise price payable on the exercise of options. Participants will be notified in writing of details of the proposed adjustments to options in connection with the Rights Issue.

(xv)	Benefits under the Share Option Plan are not pensionable.

(xvi)	Options are not transferable and may only be exercised by the person to whom they were granted or their personal representatives.

(xvii)	Ordinary Shares allotted or transferred under the Share Option Plan will rank pari passu with Ordinary Shares of the same class then in issue (except in respect of entitlements arising prior to the date of allotment). eircom Group will apply to the UK Listing Authority and the Irish Stock Exchange for the listing of any newly issued Ordinary Shares.

(xviii)	The Remuneration Committee may amend the Share Option Plan. However, the provisions governing eligibility requirements, equity dilution, individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of eligible employees or participants without the prior approval of Shareholders in general meeting except for minor amendments to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment or to benefit administration.

(xix)	The Remuneration Committee may adopt appendices to the Share Option Plan without shareholder approval to take account of tax, exchange control or securities laws which apply to employees primarily liable to tax outside Ireland.

(xx)	The Share Option Plan will terminate on the 10th anniversary of its adoption, or such earlier time as the Remuneration Committee may determine. The rights attaching to existing options will not be affected by such termination.

(b)	The eircom Employee Share Ownership Plan

(i)	In accordance with an agreement between the Irish government and trade unions representing a substantial portion of eircom employees in April 1998, the eircom Employee Share Ownership Plan was established on 31 March 1999 to acquire and hold shares for the benefit of eligible employees.

(ii)	The eircom Employee Share Ownership Plan consists of two separate trusts, the eircom Employee Share Ownership Trust and the APSS. The ESOT is the corporate trustee for both trusts. The ESOT is required by the Irish Taxes Consolidation Act 1997 to be resident in Ireland and to be a subsidiary of the founding company, which is eircom Group. eircom Group is the registered holder of all issued shares but does not exercise control over the ESOT or have any beneficial interest in the assets of either the eircom Employee Share Ownership Trust or the APSS. The accounts of the ESOT have not been and are not consolidated in the consolidated financial statements of eircom Group.

(c)	The eircom Employee Share Ownership Trust

(i)	The eircom Employee Share Ownership Trust is an employee share trust that is approved by the Irish Revenue Commissioners as satisfying the requirements of Section 519 and Schedule 12 of the Irish Taxes Consolidation Act 1997, which enables the ESOT to acquire and hold and, by transferring the shares to the APSS, distribute shares on behalf of qualifying current and former employees of the Company and its participating subsidiaries, in a manner which is tax efficient for the individual participants over a period of time. Under the terms of the ESOT Trust Deed the ESOT may also transfer shares directly to the Beneficiaries rather than to the APSS.

(ii)

Employees and directors of eircom Group and its participating subsidiaries are eligible, (subject to various exceptions relating to, among other things, the interest such employee has in eircom Group and his or her statutory eligibility) to participate in the APSS and in the eircom Employee Share Ownership Trust after 12 months of qualifying employment. Shares held in the eircom Employee Share Ownership Trust have been notionally allocated to all eligible individuals in tranches every six months from 1 November 1998. The last notional allocation occurred in November 2003. The Beneficiaries do not have a vested interest in any of the shares held by the eircom Employee Share Ownership Trust until the shares are transferred to the APSS, from which they may be distributed to the Beneficiaries. If a Beneficiary ceases to be employed by eircom Group, or a participating subsidiary, the Beneficiary will remain eligible to receive shares until 31 March 2014 under current Irish tax law. 50% of the shares held in the eircom Employee Share Ownership Trust currently secure loans made to the eircom Employee Share Ownership Trust by Ulster Bank Ireland Limited, and these shares can only be transferred to the extent the encumbrance is released. The lender has the right to extend the number of shares encumbranced in certain circumstances.

(iii)	The ESOT can vote all of the Company’s voting shares held in the eircom Employee Share Ownership Trust as a block. The ESOT has the discretion to ballot the Beneficiaries on significant shareholder and trust related issues, including takeovers and additional borrowings, and is required to act in accordance with the results of such a ballot. The ESOT is obliged to ballot on a takeover offer for eircom Group.

(iv)	The ESOT Trust Deed provides that any borrowings of the eircom Employee Share Ownership Trust are without recourse to the Company.

(v)	The ESOT and its directors, employees and executives are indemnified, at the expense of the trust fund, against all losses and liabilities incurred in connection with the exercise of their duties and powers in connection with the eircom Employee Share Ownership Trust and the APSS, other than in the case of fraud, wilful default or, for any director of the eircom Employee Share Ownership Trust who provides trustee services to the eircom Employee Share Ownership Trust for a fee, negligence. The ESOT Trust Deed provides that neither the ESOT nor its directors have any recourse to the Company or its subsidiaries in respect of such liability.

(vi)	The ESOT has seven directors, four of whom, including the chairman, are non-professional directors nominated by elected representatives on behalf of employees of the Company. There are two other non-professional directors, and one director is an independent professional director. Peter Lynch and Cathal Magee are directors of eircom Group and directors of the ESOT. The articles of association of the ESOT allow for decisions of the board of directors of the ESOT to be made by majority vote.

(vii)	The ESOT Trust Deed can only be amended by the ESOT with the consent of the Company and the consent of the Irish Revenue Commissioners and the participating trade unions. The ESOT Trust Deed can be terminated by a resolution of the majority of the Group employees with the consent of the Company and the consent of the participating trade unions.

(viii)	As at 29 August 2005, the latest practicable date prior to publication of this document, the ESOT held, as trustee of the eircom Employee Share Ownership Trust, 156,947,831 Ordinary Shares, 158,583,333 Convertible Preference Shares, 40,879 Trancheable Redeemable Preference Shares and 68,742 Redeemable Preference Shares in eircom Group and 67,916,714 shares in Vodafone which it received following the demerger of Eircell and its subsequent acquisition by Vodafone in May 2001.

(d)	APSS

(i)	The APSS is an employee share trust that is approved by the Irish Revenue Commissioners as satisfying the requirements of Part 17 and Schedule 11 to the Irish Taxes Consolidation Act 1997. The APSS may generally distribute shares up to an aggregate value of €12,700 per tax year to each Beneficiary without the value of such shares giving rise to an income tax liability, provided that the shares have been held by the eircom Employee Share Ownership Trust and the APSS for an aggregate period of at least three years and the Beneficiary has participated in the eircom Employee Share Ownership Plan for at least three years.

(ii)	In accordance with Irish law, the APSS was established under a trust deed that provides for the appointment of the initial trustee and contains rules for the appointment, retirement and removal of trustees. Under the terms of the ESOT Trust Deed, when the shares held in the eircom Employee Share Ownership Trust are no longer encumbered, as described above, the ESOT will annually, at its discretion invite participants to call for the appropriation of shares to them and transfer the shares or transfer the shares to the APSS without seeking applications. Under the terms of the APSS Trust Deed, the ESOT at its discretion may invite the Beneficiaries to request that the ESOT transfer any notionally allocated shares to the APSS. The ESOT also has power to transfer shares to the APSS for appropriation to Beneficiaries on a non discretionary basis with or without an opt out right. Alternatively, the ESOT may simply transfer shares to the APSS for appropriation, subject to a Beneficiary’s right of refusal. The Beneficiaries have a beneficial interest in the number of shares appropriated by the APSS to them from time to time.

(iii)	The ESOT is indemnified by the eircom Employee Share Ownership Trust for all losses and liabilities incurred in connection with the APSS, other than in the case of fraud, negligence or wilful default.

(iv)	As at 29 August 2005, being the latest practicable date prior to publication of this document, the ESOT, as trustee of the APSS, holds 4,311,506 Ordinary Shares, 403,997 Trancheable Redeemable Preference Shares and 215,214 Redeemable Preference Shares in eircom Group and 1,331,641 shares in Vodafone that the ESOT received in connection with the demerger of Eircell and its subsequent acquisition by Vodafone in May 2001.

(v)	The APSS Trust Deed can only be amended by the Company with the consent of the Irish Revenue Commissioners, the ESOT and the participating trade unions. The APSS Trust Deed can be terminated by a resolution of the majority of participants with the Company’s consent and the consent of the participating trade unions or by the directors provided that the consent of the participating trade unions has been obtained and the obligation of the ESOT to transfer shares has ceased in accordance with the ESOT Trust Deed.

(e)    The Share Award Plan

(i)	The Share Award Plan was designed as a reward and retention incentive to the Executive Directors and Senior Executives for their contribution to the development and growth of the Group in the period prior to the 2004 Admission. No further awards may be granted under the Share Award Plan.

(ii)	As at 29 August 2005, being the latest practicable date prior to publication of this document, the total number of Ordinary Shares over which awards have been granted under the Share Award Plan is 1,472,198. Details of individual awards to the Executive Directors and Senior Executives are set out in paragraph 8.1 of Part VIII of this document.

(iii)	Each award takes the form of a right to acquire Ordinary Shares, and vests in two equal instalments. The second instalment is capable of vesting from the second anniversary of 2004 Admission (24 March 2006) subject to the participant remaining in service with the Group on the vesting date. The vesting of these awards is not subject to any performance conditions (other than the condition relating to a participant’s continued employment). Participants are required to pay an amount equal to the nominal value per Ordinary Share upon exercise of awards. In order to preserve the nil cost structure of these awards, eircom pays an amount equal to the nominal value to a participant.

(iv)	The Board intends that awards will be satisfied by the issue of Ordinary Shares to participants. If a participant leaves employment at any time before the second anniversary of grant, his award will lapse to the extent that vested Ordinary Shares comprised in his award have not already been issued or transferred to him. However, if the reason for leaving is death, injury, disability, ill-health, retirement at normal retirement age, early retirement with the consent of the Remuneration Committee, the company for which the participant works ceasing to be a member of the Group, the business for which the participant works being transferred out of the Group or (if the Remuneration Committee so decides) for some other reason, the award will remain in force and the participant may call for the remaining Ordinary Shares in accordance with the vesting schedule.

(v)	In the event of any rights or capitalisation issue, sub-division, consolidation, reduction or other variation of its share capital or the implementation by eircom Group of a demerger, the Remuneration Committee may adjust the number of Ordinary Shares subject to awards. Participants will be notified in writing of details of the proposed adjustments to awards in connection with the Rights Issue.

(vi)	In the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding-up of eircom Group at any time after Admission, awards will automatically vest in full and the remaining Ordinary Shares comprised in the awards will be issued or transferred to the participants.

12.	CORPORATE GOVERNANCE AND BOARD PRACTICES

12.1	General

The Listing Rules of the UK Listing Authority require UK listed companies to report on the manner in which they apply the Principles of Good Governance and the extent to which they comply with the Provisions set out in the Combined Code on Corporate Governance issued in July 2003 (“the Combined Code”).

The eircom Board is committed to the highest standards of corporate governance. During the year, a thorough review of the Group’s corporate governance policies and procedures was conducted to reflect the impact of the Higgs review of the role and effectiveness of Non-Executive Directors, the Smith report on Audit Committees and the revised Combined Code.

The Combined Code recommends that at least half the members of a board (excluding the chairman) of a public company listed in the UK should be non-executive directors who are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement. eircom Group has six independent Non-Executive Directors: Mr Delepine, Mr Finan, Mr Melia, Mr O’Connor, Mr Pratt and Mr Roche. eircom Group therefore considers that it is compliant with the revised Combined Code in relation to the constitution of our board of directors. The Directors have considered the engagement of Adventis Corporation by the Company in connection with Meteor described in “Related party transactions — Payment of fees” below and concluded that it is not a material business relationship and does not affect the independence of Mr Delepine.

The Directors consider that, during the financial year to 31 March 2005, the Group has complied with the provisions set out in section 1 of the Combined Code, except that the Group’s whistleblowing policy (Combined Code provision C.3.4) was not adopted until 25 May 2005.

The Combined Code also recommends that the board of directors should appoint one of its independent Non-Executive Directors to be the senior independent director. The senior independent director should be available to shareholders if they have concerns that contact through the normal channels of chairman, chief executive officer or chief financial officer has failed to resolve or for which such contact is inappropriate. eircom Group’s senior independent director is Mr Melia.

The ESOT has the right under the Articles of eircom Group (as described in paragraph 7 above) to appoint three directors to our board of directors for so long as it (or its nominee(s)) continue(s) to hold at least 18% of our issued Ordinary Shares (which number will decline to two directors where it (or its nominees(s)) holds at least 10% but less than 18% of our issued Ordinary Shares and one director where such holding is at least 1% but less than 10% of our issued Ordinary Shares). The ESOT also has the right to appoint one of its nominees to be the Vice-Chairman for a period of three years from the Initial Public Offer in March 2004 and will have this right thereafter for so long as the ESOT is entitled to appoint not less than two directors to our board of directors.

Our board of directors has established three committees: an audit committee, a nominations committee and a remuneration committee. From time to time, separate committees will be set up by our board of directors to consider specified issues when the need arises.

The ESOT has the right under the Articles of eircom Group (as described in Part IX — “Additional Information”), for so long as it is entitled to appoint a nominee Director, to appoint one of its nominee Directors to each of the committees of our board of directors, provided that such appointments will not contravene the Combined Code, the UK Listing Rules or any other rules or codes of corporate governance which apply to eircom Group or which have been adopted by our board of directors. Accordingly, directors nominated by the ESOT will not be appointed either to the Audit Committee or the Remuneration Committee.

12.2	Audit Committee

The Audit Committee assists our board of directors in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing eircom Group’s annual financial statements, considering the scope of eircom Group’s annual external audit and the extent of non-audit work undertaken by external auditors, approving eircom Group’s internal audit programme, advising on the appointment of external auditors and reviewing the effectiveness of eircom Group’s internal control systems.

The Combined Code recommends that all members of the Audit Committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement and that at least one member should have recent and relevant financial experience.

The Audit Committee is composed of four independent non-executive directors: Mr O’Connor (chair), Mr Melia, Mr Finan and Mr Pratt. Mr Finan was chairman of the committee throughout the financial year ended 31 March 2005. Our board of directors considers that Mr Finan has recent and relevant financial experience. Our board of directors therefore considers that it complies with Combined Code recommendations regarding the composition of the Audit Committee.

The Audit Committee reports its activities and makes recommendations to the Board. During the year ended 31 March 2005 the Audit Committee discharged its described duties. Its activities included:

(a)	formally reviewing the draft annual report and interim financial statements and associated announcements, with key focus on the judgmental areas and critical accounting policies;

(b)	reviewing the findings of the external and internal auditors reports;

(c)	reviewing the effectiveness of internal control systems, the risk management process and the compliance programme. The Audit Committee were facilitated in their work by receiving presentations from the Head of Audit, Risk and Compliance;

(d)	reviewing the work undertaken to ensure compliance with the Sarbanes-Oxley Act, 2002 and all related regulations as they apply to foreign registrants;

(e)	reviewing the internal and external audit plans for the period;

(f)	reviewing and approving the external audit strategy and report to the Audit Committee in respect of the annual report;

(g)	giving pre-approval for, then reviewing and approving the level of non-audit fees paid to the external auditors; and

(h)	reviewing and approving the Group’s policies on ethical business conduct, whistleblowing and other relevant corporate governance policies.

During the year, the Group put in place a code of ethical business conduct for the Board and senior management and has also developed a whistleblowing policy and process. Copies of the general code are available on request from the Company Secretary.

In order to continue to meet best practice in the light of new regulations and legislation, the Group strengthened the independence policy with the introduction of a formal auditor independence policy which conforms to the requirements of Rule 2-01 of Regulation S-X and the Sarbanes-Oxley Act. This provides clear definitions of services that the external auditors may and may not provide such that their independence and objectivity is not impaired, as well as establishing a formal authorisation process, including the pre-approval by the Audit Committee, for allowable non-audit work that the external auditors may perform. The Audit Committee also completes regular reviews of the remuneration received by PricewaterhouseCoopers for non-audit work, with the aim of seeking to balance objectivity, value for money and compliance with this policy. The Audit Committee formed the view that no conflict of interest exists between PricewaterhouseCoopers’ audit and non-audit work during the financial year ended 31 March 2005 and that this was the most cost effective way of conducting eircom Group’s business given the nature of the projects arising during the year. In other situations, proposed assignments are subject to independent tendering and decisions taken on the basis of competence and cost effectiveness.

In the light of the Sarbanes-Oxley Act, the board of directors has given due consideration to the actions necessary to meet the new and enhanced standards for corporate accountability in the United States, as defined in this legislation, and how these might be best incorporated with existing procedures to meet best practice in the United Kingdom and Ireland.

12.3 Nominations	committee

The nominations committee assists our board of directors in discharging its responsibilities relating to the composition of our board of directors. The nominations committee is responsible for reviewing, from time to time, the structure of our board of directors, determining succession plans for the chairman and chief executive officer, and identifying and recommending suitable candidates for appointment as directors.

The Combined Code recommends that a majority of the nominations committee should be non-executive directors independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement.

The nominations committee is composed of Sir Anthony O’Reilly (chair), Mr Conroy, Mr Delepine and Mr Roche. The initial ESOT nominee for the nominations committee is Mr Conroy. eircom Group therefore considers that it complies with Combined Code recommendations regarding the composition of the nominations committee.

12.4 Remuneration	Committee

(a)	Role of the Remuneration Committee

The Remuneration Committee is responsible for determining remuneration policy in relation to the Chairman, Chief Executive, Chief Financial Officer, the other Executive Directors of the Company and the Company Secretary. The committee will consult with other independent non-executive Directors in regard to the remuneration of these key officers. The committee also monitors and recommends to the board the remuneration of Senior Management below board level and considers and determines all elements of the remuneration of the Executive Directors and Senior Management forming the Executive Group.

The Remuneration Committee consults with other independent Non-Executive Directors in relation to the remuneration of the Chairman, the Executive Directors and the Company Secretary.

The Remuneration Committee administers all aspects of any share option scheme operated by the eircom Group including the selection of those eligible to participate, to whom options should be granted, the timing of any grant, the number of shares, the exercise price and the performance conditions that must be satisfied.

The Remuneration Committee gives due regard to published or other available information relating to pay, bonuses and other benefits of executives in companies which are comparable to eircom.

The Remuneration Committee operates within agreed terms of reference.

The Combined Code recommends that all members of the Remuneration Committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could affect, their judgement.

(b)	Composition of the Remuneration Committee

The Remuneration Committee is made up entirely of independent Non-Executive Directors. Other Directors may be invited to attend meetings of the Remuneration Committee. No Executive Director of eircom Group can participate at a meeting of the Remuneration Committee (or during the relevant part) at which any part of his remuneration is being discussed.

The current members of the Remuneration Committee are Mr Melia (chair), Mr Roche, Mr O’Connor and Mr Pratt.

Our board of directors considers that it complies with Combined Code recommendations regarding the composition of the Remuneration Committee.

(c)	Advice provided to the Remuneration Committee

Advice is provided to the Remuneration Committee by the Group Human Resources Director. The Chief Executive and the Chairman were consulted about the remuneration of other Executive Directors.

The Remuneration Committee received advice from external independent remuneration consultants Towers Perrin in relation to the performance conditions applicable to share options granted under the Employee Share Option Plan 2004, the design of the Executive Share Ownership Policy, and executive salary positioning and long term incentive arrangements for the Executive Directors. Towers Perrin were appointed by the Remuneration Committee.

The Remuneration Committee also received advice from Freshfields Bruckhaus Deringer (the Company’s English law advisers) as to English law and A&L Goodbody (the Company’s Irish law advisers) as to Irish law in relation to the sourcing of shares to satisfy awards under the Key Executive Share Award Plan.

12.5	Additional Committees

(a)	Employee relations committee

The employee relations committee makes recommendations to our board of directors on any cases of proposed dismissal of staff.

The employee relations committee is composed of two directors, Dr Nolan and Mr Pratt, and one non-board member, Mr Mason, in his capacity as company secretary and general counsel. The Group human resources director also attends meetings, but is not a member of the committee.

(b)	Corporate risk committee

During the period under review, the Compliance, Internal Audit and Risk management units were re-organised into one division, Audit, Risk and Compliance. The programme to implement compliance with S404 of the Sarbanes-Oxley Act, 2002 was also established within this business unit. The Group internal audit function was restructured and a new head of Group internal audit was appointed during the review period. The head of Group internal audit has a direct reporting line to the Chairman of the Audit Committee in line with recommended best practice.

As part of the re-organisation, a new risk framework was introduced and a Corporate Risk Committee was established. The committee, which is made up of executives and senior management representatives from across the company, has primary responsibility for risk management, internal control remediation and the Group’s compliance with regulatory matters and reports to the Executive and Audit Committees.

As part of this new risk framework, a remediation programme was established to address cross-functional remediation.

(c)	Corporate governance committee

A committee was established in the period under review with responsibility for implementing and monitoring eircom Group’s corporate governance compliance programme. The committee is comprised of senior management and reports to the board’s executive committee.

13.	EMPLOYEES

We are one of the largest employers in Ireland. As of 31 March 2005, we had 7,275 employees, excluding 306 agency staff. For the financial year ended 31 March 2004 we had an average number of 8,306 employees and for the financial year 31 March 2005 we had an average number of 7,595 employees in the following categories of activity:

	Average for the Financial Year Ended 31 March
	2003	2004	2005
Operational/technical	5,700	5,335	4,966
Sales/customer support	2,871	2,439	2,128
Administration	558	532	501

Total employees	9,129	8,306	7,595

The substantial majority of our employees are employed in Ireland.

As of 31 March 2005, approximately 86% of our employees were members of six recognised trade unions, the largest union being the CWU. Approximately 73% of our employees are represented by the CWU. Our employees have an average 22.7 years of service with the Group. Approximately 79% are aged 41 years or older, with approximately 58% of our total employees aged 41 to 50.

We believe that the relationship between our management and our employees and the trade unions is good. We entered into a collective agreement, called the Telecom Partnership Agreement, with our employees in April 1997, under which all significant changes in conditions of employment are to be discussed with the trade unions prior to any change. As part of this Agreement, we also agreed with the employees and the trade unions that all employee redundancies will be voluntary. The trade unions have agreed not to oppose changes we propose in response to competitive market pressures.

Approximately 92% of our employees are employed on a permanent basis. Approximately 4% of our employees have fixed-term contracts, with the remaining 4% being temporary employees, employed by a subsidiary or working under a flexible working arrangement. Under the Irish employment law regime it is difficult to terminate the contracts of existing employees or to unilaterally change the terms and conditions of their employment. In addition, employees who were members of staff of the Irish Department of Posts and Telegraphs prior to our conversion into a corporation in 1984 have specific statutory protection. Approximately 73% of our employees still enjoy these protections. In the absence of a collective bargaining agreement to the contrary, these employees may not have less beneficial scales of pay and conditions of service than those that were applicable immediately prior to the conversion. Likewise, the tenure of employment may not, except in accordance with a collective agreement, be made less beneficial than that prevailing for the time being in the Irish Civil Service.

National pay agreements are generally applied to the approximately 75% of our staff whose terms are agreed directly with their trade unions. Since 1 April 2001, the following pay increases have been awarded or are scheduled to be awarded in the future:

Programme	Date Introduced	% Increase
Programme for Prosperity and Fairness	1 April 2001	2.0
Programme for Prosperity and Fairness	1 February 2002	5.5
Programme for Prosperity and Fairness	1 April 2002	1.0
Programme for Prosperity and Fairness	1 February 2003	4.0
Sustaining Progress	1 November 2003	3.0
Sustaining Progress	1 August 2004	2.0
Sustaining Progress	1 February 2005	2.0
Sustaining Progress	1 May 2005	1.5
Sustaining Progress	1 November 2005	1.5
Sustaining Progress	1 November 2006	2.5

The first phase of the current agreement (Sustaining Progress) governing employee compensation was effective from 1 November 2003. This agreement increased basic pay for employees to whom it applies by 3%. There can be no assurance that national pay agreements will continue to be entered into in Ireland in the future.

In 1997, in connection with a strategic alliance with the Irish government, KPN Telecom and Telia AB (publ), we established an employee share ownership plan and entered into a collective agreement with our employees, the principal objectives of which were to reduce our operating costs, improve our work processes and allow us to pursue a growth strategy. To achieve these goals, we agreed on a range of measures, including a reduction of 2,500 employees on a voluntary basis in the period from 1997 to 2002.

We are continuing to reduce headcount, and have achieved significant reductions in the last three financial years. Our average number of employees declined from 9,129 in the financial year ended 31 March 2003 to 8,306 in the financial year ended 31 March 2004 and 7,595 in the financial year ended 31 March 2005. This decline in average headcount reflects the impact of our voluntary severance, as well as the reduction of employees in connection with our discontinuation, disposal and exit of various businesses, and outsourcing certain activities through Managed Service contracts. Our goal is to reduce headcount to approximately 7,000 by 31 March 2008 or earlier if it is possible to do so. To achieve this goal, we intend to:

•	offer voluntary severance and/or early retirement programmes to employees on a more targeted basis, with eligibility restricted to specified groups of employees depending on work area and service profile;

•	use flexible working models where suitable; and

•	outsource non core activities using joint ventures, co-investment initiatives, contracting and through Managed Service contracts.

To date our voluntary severance and early retirement programmes involved making offers of severance payments or assisted or early retirement to targeted groups of employees. Employees are typically offered a lump sum or take early retirement to leave the company. In addition employees can avail of a number of flexible working options. Flexible working options allow staff to work reduced hours and, in the case of part time with voluntary severance, part time for a specified period before leaving the company.

Our main voluntary severance programme in the financial year ended 2005 was launched on 24 May 2004 and closed on 16 July 2004. The remainder of the voluntary severance programmes closed on 11 March 2005.

The Company ensures that the skills of its employees are regularly refreshed, in order to effectively meet the demands of the market.

We offer various employee benefit plans, including an Employee Share Ownership Plan, which consists of two separate trusts, as well as management incentive schemes targeted at senior managers and executive directors. Through the Employee Share Ownership Plan, at the date of this document, approximately 20.9% of our voting shares are held for the beneficiaries of that plan, being approximately 51% of current employees and 49% former employees.

14.	PENSIONS

14.1	General

The Group’s pension commitments are funded through separately administered superannuation schemes and are principally of a defined benefit nature. The Group’s principal schemes are the eircom Main Superannuation Scheme 1988 and the eircom Spouses’ and Children’s Contributory Pension Scheme 1988. The Group also operates the eircom Limited Group Defined Contribution Scheme, a defined contribution pension scheme which is principally used to provide benefits for staff and management who have joined the Group since 1997. In addition, the Group operates a number of relatively small, stand-alone defined contribution pension schemes, an AVC scheme and two relatively small defined benefit pension schemes. The schemes established in Ireland have the approval of the Irish Revenue Commissioners, and the defined contribution scheme established in the United Kingdom has the approval of the United Kingdom Inland Revenue.

14.2	eircom DB Schemes

Until the establishment of what is now eircom in 1984, employees of what was then the Irish Department of Post and Telegraphs were included in the unfunded “pay as you go” Civil Service pension arrangements. On the establishment of eircom, the eircom DB Schemes were established. The eircom DB Schemes were designed to replicate the benefits payable under the unfunded Civil Service pension arrangements.

Membership in the eircom DB Schemes is generally open to graded employees under the age of 60. As at 31 March 2005, the eircom DB Schemes had 6,987 active members along with 5,113 pensioners and 6,090 deferred members.

The principal benefits payable under the eircom DB Schemes are a pension of 1/80 of retiring salary for each year of pensionable service (with a maximum of 40/80) together with a gratuity of 3/80 of retiring salary for each year of pensionable service (maximum 120/80). Members may retire or be retired at any time after attaining age 60 (but must retire at age 65) and receive immediate pension benefits. Members contribute 5.3% of pensionable salary together with, where they are included for spouse and children’s benefits, an additional 1.5% of pensionable salary. The Group contribution rate is currently 8.2% of pensionable salary, although this will increase for the financial year ended 31 March 2006, on foot of an actuarial valuation undertaken as at 31 March 2005, to 10% of pensionable salary (see further information below).

Two pension funds are operated to fund the benefits payable under the eircom DB Schemes. The Group operates the eircom Superannuation Fund to fund and pay the benefits under the eircom DB Schemes in respect of post-1 January 1984 service entitlements and any additional costs due to the acceleration of the payment of pre-1 January 1984 entitlements arising on voluntary severance or early retirement programmes. The eircom No.2 Pension Fund funds and pays the benefits under the defined benefit scheme which are the liability of the Irish Minister for Finance. These liabilities relate to the pre 1 January 1984 pension entitlements of staff who transferred from the former Department of Posts and Telegraphs to Telecom Eireann on 1 January 1984.

An actuarial valuation of the eircom Main Fund was carried out, using the attained age method, as at 31 March 2005 by Mercer who are actuaries to the eircom DB Schemes but are neither officers nor employees of eircom Group. The actuarial method used involved determining an appropriate future employer contribution rate designed to fund the projected liabilities of the Schemes related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The valuation considered the financial position of the schemes on two actuarial bases, the primary features of which were that the investments will earn a real rate of investment return, over and above salary inflation and pension increases, of 2.5% (Basis A) and 2.75% per annum (Basis B). As at 31 March 2005, the market value of the fund’s assets attributable to the pension scheme was €2,190 millionP and the actuarial valuation of the assets was sufficient to meet 102% (Basis A) and 107% (Basis B) of the value of the accrued liabilities making due allowance for future increases in salaries and pensions.

The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before 1 January 1984; and (ii) costs in respect of the pension entitlements, related to pre-1 January 1984 reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund, which was established in December 1999 and we received a contribution of €1.016 billionL from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme of 1999. However, the Irish Minister of Finance retains liability for these payments.

14.3	eircom DC Scheme

The Group established the eircom DC Scheme in 1997 and it operates on a defined contribution basis. Membership is at the discretion of eircom and is generally open to non-graded company staff. As at 31 March 2005, the scheme had approximately 532 active members along with 681 deferred members. Employees contribute at 5.3% of basic pay and the Group contributes at the rate of 9.7% of basic pay. As at 31 March 2005 the market value of the assets of the scheme was approximately €30.95 million. Normal retirement age is a member’s 60th birthday.

14.4	eircom Executive Defined Contribution Scheme

eircom established the eircom Executive Defined Contribution Scheme in July 2003. This scheme is a defined contribution scheme and membership is at the discretion of eircom. At present, there are 12 members of the scheme including Dr Nolan, Mr Lynch, Mr Magee, Mr McRedmond and two of

the Senior Managers. Under the provisions of the scheme, the contributions payable by eircom to the scheme in respect of a member are those notified by eircom to the member in question.

14.5	Miscellaneous Other Schemes

(a)	Other Defined Benefit Pension Schemes

Phonewatch operates a defined benefit scheme for its employees. As at 31 March 2005, the Scheme had approximately 87 active members and 31 deferred members. The employer contribution rate is currently 12.5% of pensionable salary and the employee contribution rate is 5% of pensionable salary. The last actuarial valuation was carried out as at 1 April 2002. It showed that the actuarial value of the scheme’s assets were €946,000L (market value € 1.203 millionL) and that the value of the past service liabilities, allowing for assumed future increases in pensionable pay and pension increases, was €1.417 millionL, giving a shortfall of €471,000L.

eircom has also established the eircom Executive Defined Benefit Scheme to provide supplementary pension benefits. Mr Scanlon is the only current member of the scheme.

(b)	Other Defined Contribution Pension Schemes

Lan Communications Limited operates the largest of the other defined contribution schemes within the Group. The scheme currently has approximately 35 active members. The employer contribution rate is 9.7% of pensionable remuneration and the employee contribution rate is 5.3% of pensionable salary.

15.	RELATED PARTY TRANSACTIONS

The following are descriptions of the material provisions of agreements and other documents between the Group and various individuals and entities that may be deemed to be related parties. The agreements and other documents are largely historical and refer to shareholder arrangements in place prior to the Initial Public Offering.

15.1	Subscription and shareholders agreement

In connection with the acquisition of the entire share capital of eircom by Valentia Telecommunications, the shareholders of Valentia Telecommunications entered into a subscription and shareholders agreement that documented the ownership and transfer of the shares and the governance of Valentia Telecommunications. This agreement was amended on a number of occasions prior to its termination following the reorganisation and refinancing, described in Part I — “Financial Information and Operating and Financial Review relating to the Company — Recent Developments — Reorganisation and Refinancing”. Following the reorganisation and refinancing, eircom Group and these shareholders entered into a new shareholders’ agreement containing substantially similar terms. This new shareholders’ agreement was amended during the reorganisation and refinancing process, inter alia, to remove provisions rendered obsolete as a consequence of the reorganisation and refinancing and was subsequently amended to facilitate certain steps required in the context of the Initial Public Offering. Following the Initial Public Offering, the new shareholders’ agreement was terminated and ceased to have effect and any outstanding rights or obligations under the agreement have been waived by eircom Group and its shareholders.

15.2	Registration rights agreement

In connection with their acquisition of the entire share capital of eircom, Valentia Telecommunications entered into a registration rights agreement, dated 28 August 2001, with its shareholders. In connection with the reorganisation and refinancing, described in Part I — “Financial Information and Operating and Financial Review relating to the Company — Recent Developments — Reorganisation and Refinancing”, the Valentia Telecommunications registration rights agreement was terminated and eircom Group entered into a similar agreement dated 21 July 2003. Following the Initial Public Offering, this new registration rights agreement was terminated and ceased to have effect and any outstanding rights or obligations under this agreement have been waived by eircom Group and its shareholders.

15.3	Other acquisition-related agreements

In addition to the agreements discussed above, Valentia Telecommunications entered into agreements with, among others, a fund affiliated with Providence, a fund affiliated with Soros, The Goldman Sachs

Group, Inc., Sir Anthony O’Reilly and the ESOT, relating to the formation of the consortium to acquire eircom and the framework for the proposed governance of Valentia Telecommunications which agreements were superseded by, and terminated upon the entry into force of, the shareholders agreement described above.

15.4	Agreements related to the reorganisation and refinancing

In connection with the reorganisation and refinancing, described in Part I — “Financial Information and Operating and Financial Review relating to the Company — Recent Developments — Reorganisation and Refinancing”, we entered into various agreements with our shareholders in addition to the shareholders agreement referred to above, including a share exchange agreement and an implementation agreement. We paid certain expenses of our shareholders in connection with the reorganisation and refinancing.

In connection with the reorganisation and refinancing, eircom also agreed to pay additional bonuses, in three instalments, to the Executive Directors and at the same time paid an amount to Mr Lynch, Mr Magee and Mr McRedmond in return for giving up entitlements in relation to proposed leveraged co-investment arrangements. The first instalment was paid during 2003 and payment of the remaining instalments was to be conditional on recipients’ continued employment by the Group on specified dates. These conditions have been waived by eircom and outstanding instalments of the reorganisation and refinancing bonuses were accelerated paid prior to 2004 Admission. The total amounts under these Reorganisation and Refinancing bonuses (including the payments in relation to the proposed leveraged co-investment arrangements for Mr Lynch, Mr Magee and Mr McRedmond of €317,867L to each of them) were €4,314,200L in respect of Dr Nolan, €2,135,621L in respect of Mr Lynch, €2,035,621L in respect of Mr Magee and €1,606,184 in respect of Mr McRedmond. Part of these amounts were, in respect of each Executive Director, paid by way of employer pension contributions: namely, €2,157,100L in respect of Dr Nolan, €847,361L in respect of Mr Lynch, €1,535,621L in respect of Mr Magee and €144,000L in respect of Mr McRedmond.

15.5 Loan	agreements with eircom and the ESOT

On 23 May 2002, Valentia Telecommunications loaned €50 millionP to the ESOT. Valentia Telecommunications obtained the funds used for this loan from an inter-company loan from eircom. The loan agreement governing the ESOT loan provided that any proceeds received by the ESOT from a sale of preference shares had to first be used for repayment of the loan. The loans were on an interest-free basis and were repayable on 31 October 2003. The ESOT waived its entitlement to dividends in respect of 474 ESOT Preference Shares up to 31 October 2003. These loans were repaid following the offering of Senior Notes and Senior Subordinated Notes in the financial year ended 31 March 2004.

15.6	Payments of fees

(a)	Fees in the financial year ended 31 March 2003

(i)	During the financial year ended 31 March 2003, Valentia Telecommunications incurred €0.2 millionP in fees to Lionheart Ventures (Overseas) Limited, €0.7 millionP in fees to entities affiliated with Soros, €0.1 millionP to the Goldman Sachs Group Inc and €1.7 millionP in fees to entities affiliated with Providence, in connection with an undertaking by these shareholders to repay a €50 millionP loan to the ESOT if the loan were not repaid prior to a certain date.

(ii)	During the financial year ended 31 March 2003, Valentia Telecommunications had incurred €5.1 millionP in legal fees payable to A&L Goodbody solicitors, a partnership in which Paul Carroll, a former director of Valentia Telecommunications, is a partner.

(iii)	During the financial year ended 31 March 2003, eircom paid €0.4 millionP on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the eircom Employee Share Ownership Trust and the APSS.

(b)	Fees in connection with the reorganisation and refinancing in the period ended 31 March 2004 (audited)

During the financial year ended 31 March 2004, Valentia Telecommunications incurred fees in connection with the reorganisation and refinancing to the following related parties:

(i)	€1.5 millionP in legal fees payable to A&L Goodbody solicitors, a partnership in which Paul Carroll, a former director of eircom Group, is a partner;

(ii)	€0.5 millionP in professional fees to Lionheart Ventures (Overseas) Limited, a company wholly-owned by Sir Anthony O’Reilly;

(iii)	€1.8 millionP in professional fees to Soros Fund Management LLC, an affiliate of Soros;

(iv)	€4.5 millionP in professional fees to Providence Equity Partners IV Inc., an affiliate of Providence;

(v)	€3.0 millionP in professional fees reclaimed by the ESOT, a shareholder in eircom Group; and

(vi)	€0.1 millionP in professional fees to The Goldman Sachs Group, Inc., a shareholder in eircom Group.

(c)	Fees in connection with the Initial Public Offering

(i)	Since May 2002, Merrion Capital Group has provided financial advisory and brokerage services to the ESOT. Merrion Corporate Finance Limited, a subsidiary of Merrion Capital Group, has been retained by the ESOT since December 2003 to advise the board of directors of the ESOT in connection with the Initial Public Offering and related matters. The aggregate fees payable to Merrion Corporate Finance Limited by the ESOT in connection with the Initial Public Offering and related matters was approximately €1 millionP. In addition to being a director of eircom Group, John Conroy is the chief executive officer of Merrion Capital Group and is also a director of Merrion Corporate Finance Limited.

(ii)	eircom Group agreed to pay certain financial and legal advisory fees and expenses of NM Rothschild and Ashurst in relation to advising the ESOT in connection with the Initial Public Offering (up to an aggregate of €3 millionP).

(iii)	eircom Group incurred €3.1 millionP in legal fees payable to A&L Goodbody Solicitors, a partnership in which Paul Carroll, a former director of Valentia Telecommunications, is a partner; and

(iv)	eircom Group incurred €2.4 millionP professional fees to Goldman Sachs Group Inc, a former shareholder in Valentia Telecommunications.

(d)	Other fees in the financial year ended 31 March 2004

(i)	During the financial year ended 31 March 2004, Valentia Telecommunications incurred €0.1 millionP in fees to Lionheart Ventures (Overseas) Limited, €0.3 millionP in fees to entities affiliated with Soros, and €0.7 millionP in fees to entities affiliated with Providence, in connection with an undertaking by these shareholders to repay a €50 millionP loan to the ESOT if the loan were not repaid prior to a certain date and €1.2 millionP in other legal fees to A&L Goodbody solicitors. In addition, eircom Group paid €0.9 millionP to Goldman Sachs Group Inc, a shareholder in Valentia Telecommunications in connection with the reorganisation and refinancing (see Part I — “Financial Information and Operating and Financial Review relating to the Company — Recent Developments — Reorganisation and Refinancing”).

(ii)	During the financial year ended 31 March 2004, eircom paid €0.5 millionL on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the eircom Employee Share Ownership Trust and the APSS.

(e)	Other fees in or following the financial year ended 31 March 2005

(i)	During the financial year ended 31 March 2005, eircom paid €0.5 millionL on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the eircom Employee Share Ownership Trust and the APSS.

(ii)	Adventis Corporation (a firm of specialist telecoms advisers) has been engaged to assist us in connection with Meteor. Along with other recognised telecoms and technology industry experts, Mr Delepine is a Senior Fellow working with Adventis and a member of the Adventis Board of Advisers. Terms for the remuneration of Adventis have not been agreed but it is expected that their remuneration will be based on time spent advising us in connection with Meteor.

15.7	Transactions with affiliates

From time to time the Group makes investments in joint ventures and affiliates relating to its business. Transactions with these joint ventures and affiliates include the following:

(a)	the Group holds 49% of the ordinary shares in Beacon Integrated Solutions Limited and 22% of the ordinary shares in Buy4Now Limited, and have entered into shareholder agreements with the other shareholders of these entities giving the Group various board nomination and share transfer rights;

(b)	the Group holds 35% of the issued share capital in Telecom Engineering Services Limited, a 100% subsidiary of T.E. Services (Ireland) Limited, pursuant to which the Group provides services, facilities and personnel to T.E. Services, which will build, renew and maintain that part of the Irish telecommunications network operated and maintained by the Group in accordance with its General Telecommunications Authorisation. The Group engages other contractors as well as Telecom Engineering Services Limited for the build renewal and maintenance of the Irish Telecommunications network operated and maintained by the Group;

(c)	the Group holds 50% of the issued share capital in eircom Enterprise Fund Limited, with which it has entered into certain arrangements and to which it has also loaned approximately €1.15 million. This loan has been fully provided for by eircom Group; and

(d)	the Group holds 33% of the issued share capital in Altion TI Limited, which provides it with systems support, maintenance and upgrading services as well as consultancy services for some of its divisions.

15.8	Other transactions with Directors

In addition to the above, the Group has entered into various transactions with its Directors during the financial year ended 31 March 2005 which are set out in paragraphs 9, 10, 11 and 14 of this Part IX.

16.	Working capital

The Company is of the opinion that, taking into account the net proceeds of the Rights Issue and the bank and other facilities available to the Group, the Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

17.	SIGNIFICANT CHANGE

A final dividend of €0.06 per Ordinary Share was approved by Shareholders at the annual general meeting on 25 July 2005. As a result, €45 millionL was paid to the Shareholders on 12 August 2005. Other than as outlined above, there has been no significant change in the financial or trading position of the Group since 30 June 2005, the date to which the last quarterly consolidated financial statements of the Group were prepared.

18.	DIVIDEND POLICY

The Company currently intends to pay annual interim and final dividends on the Ordinary Shares, which will normally be paid in December and July, respectively. Dividends will be declared and paid in euro. It is anticipated that the Company will seek to pay dividends on a progressive basis. Following completion of the Rights Issue, the Company intends to adjust its future Ordinary Share dividends to reflect the bonus element of the Rights Issue and maintain an approximately constant dividend yield at the theoretical ex-rights price. This bonus adjustment takes account of the discount in the Rights Issue Price to the closing middle market price of Ordinary Shares on 25 August 2005. Using the dividend payment of €0.11Q per Ordinary Share for the last financial year as an example, the bonus element adjustment would have resulted in a total dividend of €0.10 per Ordinary Share.

Under UK company law, the Company can only pay cash dividends to the extent that it has distributable reserves and cash available for this purpose. In addition, as a holding company, the Company’s ability to pay dividends, first, to the holders of Preference Shares and, thereafter, to the holders of Ordinary Shares is affected by a number of factors, principally its ability to receive sufficient dividends from its subsidiaries. The payment of dividends to the Company by its subsidiaries is, in turn, subject to certain restrictions, including similar Irish company laws requiring the existence of sufficient distributable reserves and cash in its subsidiaries and restrictions contained in the Senior Credit

Facility and the Amended Indentures. Accordingly, any limitations on the ability of the Company’s subsidiaries to pay dividends (for example, as a result of profitability or distributable reserves in these subsidiaries being adversely affected) may reduce the Company’s ability to pay dividends to its shareholders. In particular, Meteor has substantial accumulated realised losses which are partially offset by capital contributions received in the form of non refundable gifts from its parent company. Meteor will be unable to consider paying a dividend until, amongst other things, it has accumulated realised reserves, which would include realised profits and capital contributions, in excess of accumulated losses.

For a further description of these and certain other factors that will continue to affect the Company’s ability to pay dividends (including under the terms of the Senior Credit Facility and the Amended Senior Notes and Senior Subordinated Note Indentures and the implications for us of adopting International Financial Reporting Standards in 2006) see Part IX — “Additional Information — Material contracts” and “Risk Factors”. In particular, as explained in the risk factor headed “Our pension deficit may (if it continues) reduce our cash flows, profitability, financial condition, net assets, distributable reserves and our ability to pay dividends.”, it should be noted that if the Company has a significant pension deficit in 2006 (which is dependent amongst other things on changes in the valuation of publicly traded equities and interest rates), depending on the accounting treatment adopted at that time, the Company may be unable to pay dividends. The Rights Issue has been structured in a way which is expected to have the effect of creating distributable reserves equal to the net proceeds of the Rights Issue less the par value of the New Shares issued by the Company. It should be possible for the Company to declare dividends from these reserves in the future, provided that the Company has sufficient cash resources to fund such a dividend, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such a dividend.

19.	Premises, plant and equipment

The Group occupies approximately 1,292 properties. The tenure of these properties may be summarised as follows:

(a)	approximately 1,005 are freehold;

(b)	67 are held under long-term leases (leases with a term in excess of 50 years);

(c)	46 are held under short-term leases (leases with a term of less than 50 years);

(d)	149 are properties owned by the Irish State. The Group has rights to remain in occupation of these properties; and

(e)	25 are owned by the Irish Postal Authority, An Post and are occupied by eircom based on statutory rights granted to eircom under the Postal and Telecommunications Services Act, 1983.

Covenants and other restrictions exist with respect to several of the Group’s principal establishments listed below; some of which may affect the Group’s ability to sell or otherwise dispose of such properties.

The properties are used for the following functions:

Function	Number of Properties
Telephone exchanges	1,094
Area engineering headquarters	43
Offices	24
Mast/radio sites	72
Cable stations	1
Other	58

eircom, in partnership with Commissioners of Public Works (“the Commissioners”), in Ireland has secured planning permission for a mixed-use residential and commercial development on the site which we jointly own (freehold) with the Commissioners at St. John’s Rd., Dublin 8. In March 2005 we acquired the Commissioners’ interest in approximately 15% of the site. We intend to develop up to 250,000 sq. ft. of office space, as part of our plan to consolidate our Dublin leased office portfolio for our own use. The remaining 85% of the site has been sold jointly with the Commissioners and realised approximately €41.5 million in cash for eircom (before costs).

Osprey Property Limited has been incorporated to manage the development sites within the eircom property portfolio.

(f)    The Group owns or occupies the following principal establishments:

Property	Area (buildings, gross sq.m.)	Tenure	Use
Dame Court, Dublin	8,592	Freehold	International exchange
Adelaide Rd., Dublin	5,360	Freehold	International exchange
Citywest, Dublin	8,326	Leasehold: 999 year lease from 1 March 1998	Network management centre
Crown Alley, Dublin	5,225	(1) Freehold (2) 150 year lease from 25 March 1889	National exchange and ISP hub
Clondalkin, Dublin	6,219	Freehold	Logistics centre
Mervue, Galway	9,791	Freehold	National exchange, office and depot
Templehill, Cork	2,465	Freehold	Engineering depot
Dame Lane, Dublin	1,518	Freehold	Office
Beggars Bush, Dublin	1,908	Leasehold: 63 years from 7 November 1968	National exchange
Churchfield, Cork	11,771	Leasehold: Two Leases, both 99 years from 1 October 1973	National exchange and office
Roches St., Limerick	5,495	Leasehold: (1) 983 years from 25 March 1799 (2) Two Leases: both 995 years from 25 March 1803 (3) 900 years from 1 May 1831 (4) 900 years from 25 March 1883 (5) 140 years from 1 December 1947	National exchange and office
Quaker Rd., Cork	2,334	Freehold	National exchange
Summerhill, Dublin	1,686	Freehold	National exchange
Priory Park, Dublin	2,367	Two Leases: (1) 999 years from 25 March 1935 (2) 999 years from 1 September 1946	National exchange
Blanchardstown (Grove Road), Dublin	3,221	Freehold	National exchange
St. Stephens Green, Dublin	7,360	Leasehold: 35 years from 1981	Office — corporate headquarters
Telephone House, Dublin	9,095	Leasehold: 44 years from 1971	Office — operator services 999 facility)

20.	LITIGATION

20.1	eircom Group

Except as disclosed in the Risk Factor headed “Regulatory investigations and litigation may lead to fines or other penalties” and as set out below, no member of the Group is engaged in or, so far as eircom Group is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company and/or Group’s financial position or profitability.

20.2	Allegations of anti-competitive practices

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction we put internal controls in place that we believe will prevent this from reoccurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines, which cannot be ascertained at this stage.

Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the Group seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The Group submitted its defence on 26 January 2004. The directors intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs’ alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs’ pricing (€5 million). Even if the plaintiffs could establish a liability on the Group’s part under each of these headings, our directors do not believe that these figures represent damages which would be properly recoverable from the Group. The particulars also include further unquantified damages. The plenary summons and statement claim of Ocean Communications Ltd and ESAT Communications Limited were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights. This additional claim will also be defended vigorously.

20.3	Asbestos claims

Approximately 120 premises currently or previously occupied by the Group contain or have contained asbestos. In 1987, the Group began a programme of removing asbestos from some of its premises and introduced safety measures and a warning procedure. As of 31 March 2005, approximately 33 premises occupied by the Group were identified as containing asbestos and these have been identified, controlled and monitored.

Claims have been received from approximately 115 employees or former employees alleging injuries caused by exposure to asbestos. Of these, 98 relate to exposure at one particular set of premises in 1985. A composite Irish High Court action for unquantified damages and costs initiated on behalf of 97 of these has remained dormant since 1997. One further case relating to the same location initiated in the Irish High Court in 2003 has not progressed to any extent since.

In summary, as of 30 May 2005, five claims have been settled; one case was withdrawn and the remaining claims have been inactive for several years with the exception of two claims which have been inactive since 2003. The directors do not expect any material adverse impact on the Group’s profitability based upon the claims which have been made against it. Given the uncertain nature of this kind of litigation, and the lengthy period of time before asbestos related injuries become manifest, there can be no assurance that future claims will not be made against the Group.

20.4	Claims by Smart Telecom

On 8 June 2005, Smart Telecom instituted proceedings against eircom in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnect agreement, and that eircom provides access to its network fully in accordance with its obligations, and we intend to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under the headings wasted expenditure (€1.6 million), delayed sales/lost customers (€3.8 million per annum), and capitalisation of losses (€41.7 million per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, our directors do not believe that these figures represent damages that would be properly recoverable from eircom.

21.	IRISH TAXATION

The following summary outlines certain aspects of Irish tax law and practice regarding the ownership and disposition of Ordinary Shares and regarding the Rights Issue. This summary deals only with Ordinary Shares held beneficially as an investment and the Rights Issue in respect thereof, and does not address special classes of shareholders such as dealers in securities. This summary is not exhaustive and Shareholders are advised to consult their own tax advisers with respect to the taxation consequences of their ownership or disposition. The summary is based on current Irish taxation legislation and on the current practice of the Irish Revenue Commissioners.

21.1	Taxation of dividends

eircom Group, even though it is not incorporated in Ireland, is resident in Ireland for tax purposes, and therefore, unless exempted, all dividends paid and certain other distributions made by eircom Group in respect of the Ordinary Shares will be subject to Irish dividend withholding tax at the standard rate of income tax (currently 20%). Exemption from dividend withholding tax applies in respect of dividends paid and distributions made to the following categories of shareholders:

(a)	Irish resident companies;

(b)	Irish approved pension schemes, approved retirement funds, qualifying employee share ownership trusts, special portfolio investment accounts and special savings incentive accounts;

(c)	certain Irish resident incapacitated individuals;

(d)	tax exempt charities and sporting bodies, and collective investment undertakings;

(e)	individual shareholders who are neither resident nor ordinarily resident in Ireland and who are resident for tax purposes in and under the laws of either an EU member state or a country with which Ireland has a double tax treaty;

(f)	a company which is not resident in Ireland and is ultimately controlled by a person or persons resident in and under the laws of an EU member state (other than Ireland) or a Treaty Country;

(g)	a company which is not resident in Ireland and which is resident in and under the laws of an EU member state or a Treaty Country and which is not controlled by a person or persons resident or ordinarily resident in Ireland;

(h)	a company not resident in Ireland whose principal class of shares is substantially and regularly traded on a recognised stock exchange in an EU member state or treaty country or on a stock exchange approved by the Irish Minister for Finance;

(i)	a company not resident in Ireland which is at least a 75% subsidiary, direct or indirect, of another company, the principal class of shares of which is substantially and regularly traded on a recognised stock exchange in an EU member state or treaty country or on a stock exchange which is approved by the Irish Minister for Finance;

(j)	a company not resident in Ireland which is wholly owned, directly or indirectly, by two or more companies, the principal class of shares of each of which is substantially and regularly traded on a recognised stock exchange in a EU member state or Treaty Country or on an exchange which is approved by the Irish Minister for Finance; and

(k)	a company resident in an EU member state holding at least 5% of the shares of the company making the distribution.

In each case, in respect of an exemption from dividend withholding tax, the shareholder claiming the exemption will have to file with eircom Group the requisite declarations and certifications to substantiate the entitlement. If dividends are paid or distributions are made through an intermediary, the intermediary will have to fulfil certain requirements to enable eircom Group to pay dividends or make distributions gross to the exempt shareholders listed above through the intermediary. The exempt shareholders will have to provide the intermediary with the appropriate declarations and certificates.

Where exemption from dividend withholding tax is properly available, there should be no further liability to Irish income tax/corporation tax on those dividends or distributions for the recipient.

An Irish resident or ordinarily resident individual who receives dividends or other distributions net of dividend withholding tax will be able to credit the dividend withholding tax against his eventual liability to Irish taxation on those dividends or distributions, and if appropriate, to obtain a refund.

An individual or company shareholder that is not resident in Ireland for tax purposes, and that is not within one of the categories of shareholders as outlined above that is exempt from dividend withholding tax, is liable to Irish income tax on dividends and distributions. The dividend withholding tax deducted will fully discharge the liability to Irish tax. However, such persons have an obligation to submit an Irish income tax/corporation tax return under the self assessment system which operates in Ireland.

A shareholder in any of the above exempt categories who suffers dividend withholding tax will be able to make a reclaim subsequently from the Irish Revenue Commissioners.

A shareholder resident in a Treaty Country and who is not within any of the above exempt categories may be able to make a reclaim subsequently from the Irish Revenue Commissioners in respect of all or part of the tax withheld, pursuant to the terms of the applicable tax treaty.

A liability to Irish social welfare contributions and levies can also arise for certain Irish resident individuals (and certain non-resident individuals who exercise a trade or profession in Ireland) on the amount of any dividend or distributions received from eircom Group.

21.2	Capital gains tax

A person who is either resident or ordinarily resident in Ireland will be liable to Irish capital gains tax on any gain realised on the sale or other disposal of Ordinary Shares, Nil Paid Rights or Fully Paid Rights. A person who is neither resident nor ordinarily resident in Ireland will only be subject to Irish capital gains tax on a sale or other disposal of Ordinary Shares, Nil Paid Rights or Fully Paid Rights if:

(a)	the Ordinary Shares, Nil Paid Rights or Fully Paid Rights are held for the purposes of a trade carried on by that person in Ireland; or

(b)	the Ordinary Shares, Nil Paid Rights or Fully Paid Rights are unquoted and derive the greater part of their value either directly or indirectly from land, minerals or mineral rights in Ireland.

The issue of New Shares by the Company pursuant to the Rights Issue should constitute a reorganisation of the Company’s share capital. Shareholders taking up rights will as a result not be regarded as making any disposal of existing Ordinary Shares. New Shares acquired on the take-up of rights and the Ordinary Shares in respect of which the New Shares were issued pursuant to the Rights Issue will be regarded as a single holding acquired at the time or times at which were acquired the existing Ordinary Shares in respect of which the New Shares were acquired, and the payment in respect of the take up of the rights will be regarded as additional enhancement expenditure incurred at the time of the take up of those rights. On any subsequent disposal of Ordinary Shares, the deductible base cost and any applicable indexation for inflation will be deduced from an amalgamation of the base cost of the original holding, and the amount paid in respect of the Rights Issue.

Shareholders who dispose of their rights wholly or in part, will be deemed to have made a part disposal of the holding of Ordinary Shares in respect of which the rights were granted to them and a chargeable gain or allowance loss may arise accordingly.

Expenditure incurred on the Rights Issue will not be subject to any increase by indexation in respect of a subsequent disposal of Ordinary Shares. Only expenditure incurred prior to 2003 is available for indexation and then only in respect of periods up to 2003.

The rate of capital gains tax in Ireland is currently 20% of the gain as computed. An individual is not chargeable on the first €1,270Q of the chargeable gains for a particular year.

21.3	Stamp duty

Transfers of Ordinary Shares, Nil Paid Rights or Fully Paid Rights whether by paper transfer instrument, or through CREST, should not generally be subject to Irish stamp duty. United Kingdom stamp duty will be relevant. See paragraph 22.4 below. Irish stamp duty would be relevant only if an instrument of transfer of Ordinary Shares, Nil Paid Rights or Fully Paid Rights related to any land in Ireland or to any shares in an Irish incorporated company other than a collective investment undertaking. Credit would be available for any stamp duty paid in the United Kingdom on such a transfer.

21.4	Capital acquisitions tax

Capital acquisitions tax is chargeable in respect of all gifts and inheritances where the subject matter of the gift or inheritance is Irish situated property. Ordinary Shares, Nil Paid Rights and Fully Paid Rights are not property situated in Ireland.

Consequently, a gift or inheritance of Ordinary Shares, Nil Paid Rights or Fully Paid Rights will only be within the charge to capital acquisitions tax if either the disponer or the donee/successor is resident or ordinarily resident in Ireland (or, in certain circumstances, if the disponer is domiciled in Ireland irrespective of his residence or that of the donee/successor).

United Kingdom inheritance tax may be payable in respect of a transfer of value comprising Ordinary Shares, Nil Paid Rights and Fully Paid Rights. See paragraph 22.5 below. When Irish capital acquisitions tax and United Kingdom inheritance tax are charged on the same event, the treaty between Ireland and the United Kingdom in respect of taxation of inheritances and gifts of 7 December 1977 may provide a credit for United Kingdom inheritance tax against Irish capital acquisitions tax.

22. UNITED KINGDOM TAXATION

22.1	General

The comments below are intended as a general guide only to the position under current UK taxation legislation and HM Revenue & Customs practice as at the date of this document, both of which are subject to change at any time. They only apply to Qualifying Shareholders who are resident or ordinarily resident for tax purposes in (and only in) the United Kingdom (except where the position of a non-UK resident Qualifying Shareholder is expressly described). In addition, the following statements only apply to Qualifying Shareholders who hold their shares as an investment and who are the absolute beneficial owners of them. They do not constitute tax advice and are only a general guide. They do not apply to certain classes of Qualifying Shareholders, such as, for example, dealers in securities, insurance companies and collective investment schemes. Qualifying Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should obtain their own tax advice.

Qualifying Shareholders should note that this paragraph 22 deals only with UK taxation. Due to the status of eircom Group as a resident of Ireland, certain parts of paragraph 21 are potentially relevant to all Qualifying Shareholders, regardless of the jurisdiction in which any such holder is resident for tax purposes.

This section is written on the basis that eircom Group is and remains resident in Ireland and will therefore be subject to the Irish tax regime and not (save in respect of UK source income) the UK tax regime. Dividends paid by eircom Group will, on this basis, be regarded as Irish dividends rather than UK dividends.

All potential investors (wherever resident) are referred to paragraphs 22.5, 22.6 and 22.7.

22.2	Taxation of chargeable gains

(a)	For the purposes of UK taxation of chargeable gains, the issue of the New Shares by the Company should constitute a reorganisation of the Company’s share capital. Accordingly, to the extent that Qualifying Shareholders take up all or part of their rights under the Rights Issue in respect of their holding of Existing Shares they should not be treated as having disposed of that shareholding and no liability to UK taxation of chargeable gains in respect of the New Shares should arise if they take up their entitlement to the New Shares in full. Instead their holding of Existing Shares and their New Shares will generally be treated as a single asset (“New Holding”), acquired at the time that the relevant Qualifying Shareholders are deemed to have acquired their holding of Existing Shares (save that, where an individual’s holding of Existing Shares is treated as consisting of more than one asset for tax purposes, the New Shares acquired will be attributed pro rata to those existing assets). For the purpose of computing a chargeable gain or allowable loss on a subsequent disposal by a Qualifying Shareholder of any shares comprised in their New Holding, the amount paid by the Qualifying Shareholder for the New Shares will be added to the base cost of his or her holding(s) of Existing Shares.

If Qualifying Shareholders sell or otherwise dispose of all or some of the New Shares allotted to them or of their rights to acquire them, or if they allow all or any part of their rights to lapse and receive a cash payment in respect of them, they may, depending on the circumstances, incur a liability to UK taxation of chargeable gains. However, if the proceeds resulting from a lapse or disposal of the rights do not exceed whichever is the greater of £3,000 or 5% of the market value (as at the date of disposal or lapse) of the Existing Shares in respect of which the rights arose, the Qualifying Shareholders will not generally be treated as making a disposal for the purposes of UK taxation of chargeable gains; but the proceeds will instead be deducted from the acquisition cost of the relevant holding of Existing Shares, for the purposes of computing any chargeable gain or allowable loss on a subsequent disposal.

(b)	Indexation Allowance/Taper Relief

The following paragraphs deal separately with the positions of corporate and non-corporate Qualifying Shareholders:

(i)	Corporate Qualifying Shareholders

Qualifying Shareholders who are within the charge to UK corporation tax will continue to obtain the benefit of indexation allowance on the New Holding. For the purposes of calculating the indexation allowance on any disposal of the New Holding, however, the expenditure incurred in acquiring the New Shares will be treated generally as incurred only when the Qualifying Shareholder paid for the New Shares, not at the time that the Existing Shares were deemed to be acquired.

(ii)	Non-corporate Qualifying Shareholders

For disposals by individuals, personal representatives or trustees, the indexation allowance was frozen by reference to the Retail Price Index at April 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any chargeable gain realised on the disposal of assets (after indexation relief, if available) by a percentage amount that is dependent on the period of ownership of the relevant asset since 6 April 1998 and on whether that asset qualified for the business or non-business rate of taper. For the purposes of calculating a Qualifying Shareholder’s entitlement to taper relief (if any), New Shares should be treated as acquired on the date of acquisition of the Existing Shares in respect of which the right to such New Shares arose.

(c)	Non-UK resident Qualifying Shareholders

In so far as Qualifying Shareholders who are not resident or ordinarily resident in the UK are within the charge to UK taxation of chargeable gains, the tax treatment of the Rights Issue should be as set out for UK resident holders at paragraphs 22.2 (a) and (b).

Subject to the provisions summarised below in relation to temporary non-residents, Qualifying Shareholders who are not resident or ordinarily resident in the UK will not normally be liable for UK taxation of chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency (in the case of an individual Qualifying Shareholder), or through a permanent establishment (in the case of a Qualifying Shareholder within the charge to UK corporation tax), and the Existing Shares or New Holding are or have been used or held by or for the purposes of the branch, agency or permanent establishment (as the case may be).

If a Qualifying Shareholder is liable to UK taxation of chargeable gains, he or she might, depending on the circumstances, be liable to UK taxation of chargeable gains on any disposition of the New Holding.

An individual Qualifying Shareholder who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of all or part of the New Holding during that period may be liable on his or her return to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

22.3 Taxation of dividends

Under current UK tax legislation, the Company is not required to withhold tax at source when paying a dividend. A UK resident Qualifying Shareholder will generally, depending upon his or her particular circumstances, be subject to UK income tax or corporation tax, as the case may be, on the gross amount of any dividends paid by eircom Group before the deduction of any Irish dividend withholding tax. Paragraph 21.1 above contains information on Irish withholding tax which may be deducted from dividends paid, and other distributions made, by eircom Group, and the procedure under which a UK resident Qualifying Shareholder may be able to claim exemption from and a refund of all or part of that withholding tax. A credit for Irish withholding tax, in circumstances where exemption from such withholding tax is not available, would generally be available against any UK tax liability in respect of the dividends.

Dividends received by Qualifying Shareholders who are within the charge to UK corporation tax will generally be taxed at the prevailing UK corporation tax rate (currently 30% in most cases). An individual UK resident Qualifying Shareholder will generally be chargeable to UK income tax on dividends received from eircom Group at the current rate of 10% or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the current rate of 32.5%. Neither corporate nor non-corporate Qualifying Shareholders will be entitled to a UK tax credit in respect of any dividend received from eircom Group.

22.4 Stamp duty and SDRT

(a)	Subject to the points in the following paragraphs, no stamp duty or SDRT will generally be payable on the issue of Provisional Allotment Letters or the crediting of Nil Paid Rights to accounts in CREST. Where New Shares represented by such documents or rights are registered in the name of the Qualifying Shareholder entitled to such shares or New Shares are credited in uncertificated form to CREST accounts, no liability to stamp duty or SDRT will generally arise.

(b)	A purchaser of rights to New Shares represented by Provisional Allotment Letters (whether nil paid or fully paid) or of Nil Paid Rights or Fully Paid Rights held in CREST on or before the latest time for registration of renunciation will not generally be liable to pay stamp duty, but a purchaser will normally be liable to pay SDRT at the rate of 0.5% of the actual consideration payable.

Where such a purchase is effected through a stockbroker or other financial intermediary, that person will normally account to HM Revenue & Customs for the SDRT and should indicate that this has been done in any contract note issued to the purchaser. In other cases, a purchaser of the rights to the New Shares represented by Provisional Allotment Letters or of Nil Paid Rights or Fully Paid Rights held in CREST is liable to pay the SDRT and must account for it to HM Revenue & Customs. SDRT arising on the transfer of Nil Paid Rights or Fully Paid Rights held in CREST will be collected and accounted for to HM Revenue & Customs by CRESTCo.

(c)	No stamp duty or SDRT will be payable on the registration of renunciation of Provisional Allotment Letters, whether by the original holders or their renouncees.

(d)

Any dealings in New Shares after the latest time for the registration of renunciation will normally be subject to stamp duty and SDRT. The transfer on sale of New Shares will generally give rise to a liability, usually met by the purchaser, to ad valorem stamp duty at the rate of 0.5% (rounded up to the nearest multiple of £5) of the amount or value of consideration paid. An agreement to transfer the New Shares which is or becomes unconditional will generally give rise to SDRT at the rate of

0.5% of the amount or value of the consideration payable, such SDRT generally being payable by the transferee or purchaser. The liability to SDRT will be cancelled or any SDRT paid refunded if the agreement is completed by a duly stamped transfer within six years of either the date of the agreement or, if the agreement was conditional, the date when the agreement became unconditional.

(e)	No stamp duty or SDRT will arise on a transfer of New Shares into CREST provided that, in the case of SDRT, the transfer is not for money or money’s worth. A transfer of New Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration payable, which will be collected and accounted for to HM Revenue & Customs by CRESTCo (such SDRT generally being payable by the transferee or purchaser).

(f)	Where New Shares are issued or transferred (a) to, or to a nominee or (in the case of stamp duty) agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts, stamp duty or SDRT will generally be payable at a higher rate of 1.5% of the consideration payable (rounded up in the case of stamp duty to the nearest £5), or in certain circumstances, the value of the New Shares.

The above statements are intended only as a general guide to the current stamp duty and SDRT position of UK and non-UK resident Qualifying Shareholders. Transfers to certain categories of person are not liable to stamp duty or SDRT.

22.5	Inheritance tax

The Ordinary Shares are assets situated in the United Kingdom for the purposes of UK inheritance tax. A gift of those shares by, or the death of, an individual Qualifying Shareholder may (subject to certain exemptions and relief) give rise to a liability to UK inheritance tax even if the Qualifying Shareholder is neither domiciled in the UK nor deemed to be domiciled in the UK under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift.

22.6	UK-US estate tax treaty

An individual Qualifying Shareholder who is domiciled in the US for the purposes of the UK-USA (Inheritance) Tax Treaty signed on 19 October 1978 (the “UK-US Estate Tax Treaty”) and who is not a national of the UK for the purposes of the UK-US Estate Tax Treaty, will generally not be subject to UK inheritance tax in respect of the Ordinary Shares on the individual’s death or on a gift of the Ordinary Shares during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares are part of the business property of a permanent establishment in the UK of an enterprise or pertain to a fixed base in the UK used for the performance of independent personal services. Where the Ordinary Shares have been placed in trust by a settlor who at the time of settlement was domiciled in the US for the purposes of the UK-US Estate Tax Treaty and was not a national of the UK for the purposes of the UK-US Estate Tax Treaty, the Ordinary Shares will generally not be subject to UK inheritance tax (provided that the Ordinary Shares are not part of the business property of a permanent establishment in the UK and do not pertain to a fixed base in the UK, as more fully summarised above). In the exceptional case where the Ordinary Shares are subject both to UK inheritance tax and US federal gift or estate tax, the UK-US Estate Tax Treaty generally provides for tax paid in the UK to be credited against tax paid in the US, or for tax paid in the US to be credited against tax payable in the UK, based on priority rules set out in the UK-US Estate Tax Treaty.

22.7 UK-Ireland convention on inheritance and gifts tax

The UK-Ireland convention in respect of the taxation of inheritance and gifts signed on 7 December 1977 (the “UK-Ireland Convention”) does not exclude shares issued by a UK incorporated company from the charge to UK inheritance tax even if the holder of such shares is domiciled in Ireland for the purposes of the UK-Ireland Convention. Accordingly, UK inheritance tax may be payable in respect of a gift of the Ordinary Shares by, or the death of, an individual Qualifying Shareholder domiciled in Ireland for the purposes of the UK-Ireland Convention. However, as described at paragraph 21.4, the UK-Ireland Convention may provide a credit for the UK inheritance tax charge against Irish capital acquisitions tax.

Any person who is in any doubt as to his or her tax position or who may be subject to tax in any other jurisdiction should consult his or her professional tax adviser.

23.	UNITED STATES TAXATION

23.1	United States federal income taxation

The following is a summary based on present law of certain US federal income tax considerations relevant to the receipt, exercise and disposition of Nil Paid Rights pursuant to the Rights Issue as well as the acquisition, ownership and disposition of the New Shares. It addresses only a US Holder (as defined below) that receives the Nil Paid Rights with respect to Existing Shares, will hold the Nil Paid Rights and New Shares as capital assets and uses the US dollar as its functional currency. The discussion is not a complete description of all the tax considerations that may be relevant to a US Holder. The discussion does not consider the circumstances of particular purchasers subject to special tax rules, such as banks, dealers, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders of 10% or more of the Company’s shares, persons holding the Nil Paid Rights or New Shares as part of a hedge, straddle, conversion or other integrated financial transaction and persons that are resident or ordinarily resident in Ireland or the United Kingdom. This discussion does not address US Holders that hold Nil Paid Rights or New Shares as part of the business property of a permanent establishment located outside the United States or as part of a fixed base of an individual located outside the United States and used for the performance of independent personal services. The discussion is a general summary only; it is not a substitute for tax advice.

THE STATEMENTS ABOUT US FEDERAL INCOME TAX ISSUES ARE MADE TO SUPPORT MARKETING OF THE NIL PAID RIGHTS AND NEW SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID US FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISER ABOUT THE TAX CONSEQUENCES UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF THE RECEIPT, EXERCISE AND DISPOSITION OF NIL PAID RIGHTS AS WELL AS THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW SHARES UNDER THE LAWS OF IRELAND, THE UNITED KINGDOM, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTION WHERE THE PROSPECTIVE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, “US Holder” means a beneficial owner of Nil Paid Rights or New Shares that for US federal income tax purposes is (i) an individual who is a US citizen or resident, (ii) a corporation (or other entity treated as a corporation) created or organised in the United States or under the laws of the United States or of any state or the District of Columbia, (iii) a trust if one or more US persons have authority to control all substantial decisions of the trust and a court within the United States is able to exercise primary supervision over the administration of the trust, or (iv) an estate, the income of which is subject to US federal income tax regardless of its source.

The tax consequences to a partner in a partnership holding Nil Paid Rights or New Shares will generally depend on the status of the partner. The tax consequence to a beneficiary of an estate or trust that holds Nil Paid Rights or New Shares may also depend on the status of the beneficiary. US Holders that are partners in a partnership, or beneficiaries or fiduciaries of an estate or trust, that holds shares are urged to consult their own tax advisers regarding the specific tax consequences of receiving, exercising and disposing of Nil Paid Rights and of purchasing, owning and disposing of New Shares.

US Holders should note that the “Irish Taxation” and “United Kingdom Taxation” discussions above also are relevant. Because the Company is a tax resident of Ireland, Irish withholding tax will be deducted from dividends paid and other distributions made by the Company unless an exemption applies. (See Part IX — “Additional Information — Irish Taxation”). Because the Company is incorporated in England and Wales, sales and transfers of Nil Paid Rights and New Shares will be subject to UK stamp duty or stamp duty reserve tax. (See Part IX — “Additional Information — United Kingdom Taxation”). The Nil Paid Rights and New Shares also will have a UK situs for UK inheritance tax purposes.

The following discussion assumes that the Company is not and will not become a passive foreign investment company.

TAXATION OF NIL PAID RIGHTS

23.2	Receipt of Nil Paid Rights

A US Holder should be entitled to treat the receipt of Nil Paid Rights pursuant to the Rights Issue as a non-taxable distribution with respect to such holder’s Existing Shares for US federal income tax purposes. However, the manner of application of the US federal income tax rules applicable to the distribution of Nil Paid Rights is not entirely clear. Accordingly, the distribution of Nil Paid Rights to a US Holder could be characterised as a taxable distribution for US federal income tax purposes. The remainder of this discussion assumes, however, the distribution of Nil Paid Rights to a US Holder is non-taxable.

If the fair market value of Nil Paid Rights when distributed is less than 15% of the fair market value of the Existing Shares with respect to which Nil Paid Rights are distributed, the Nil Paid Rights will have a nil tax basis unless the US Holder affirmatively elects to allocate its adjusted tax basis in its Existing Shares to the Nil Paid Rights in proportion to the relative fair market values of the Existing Shares and the Nil Paid Rights distributed (determined on the date Nil Paid Rights are distributed). A US Holder must make this election in a statement attached to its tax return for the taxable year in which the Nil Paid Rights are received.

If the fair market value of Nil Paid Rights when distributed is 15% or greater than the fair market value of the Existing Shares with respect to which Nil Paid Rights are received, a US Holder’s adjusted tax basis in its Existing Shares must be allocated between the Existing Shares and the Nil Paid Rights in proportion to their relative fair market values determined on the date Nil Paid Rights are distributed.

23.3	Exercise of Nil Paid Rights and Subscription of New Shares

A US Holder will not recognise taxable income when it receive New Shares by exercising Nil Paid Rights. A US Holder will have a tax basis in the New Shares equal to such holder’s tax basis, if any, in the Nil Paid Rights exercised plus the US dollar value of the euro subscription price of the Nil Paid Rights on the acquisition date (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US Holder that holds Fully Paid Rights as a result of the exercise of Nil Paid Rights will be treated as the owner of the New Shares allocated to the Fully Paid Rights.

A US Holder’s holding period in the New Shares generally will begin on the date the Nil Paid Rights are exercised. If a US Holder uses previously acquired euro to pay the subscription price for the New Shares, any foreign currency gain or loss that such US Holder recognises on the exchange of the euro for New Shares will be US source ordinary income or loss.

23.4	Disposition of Nil Paid Rights

A US Holder will recognise capital gain or loss on the sale or other disposition of Nil Paid Rights in an amount equal to the difference between such holder’s tax basis, if any, in the Nil Paid Rights and the US dollar value of the amount realised from the sale or other disposition. Any gain or loss generally will be treated as arising from US sources. A US Holder’s holding period in the Nil Paid Rights will include its holding period in the Existing Shares with respect to which the Nil Paid Rights were distributed.

A US Holder that receives foreign currency on the sale or other disposition of the Nil Paid Rights will realise an amount equal to the US dollar value of the foreign currency on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US Holder will have a tax basis in the foreign currency received equal to the US dollar amount realised. Any gain or loss realised on a subsequent conversion of the foreign currency into US dollars will be US source ordinary income or loss.

23.5 Expiration of Nil Paid Rights

If a US Holder allows Nil Paid Rights to expire without selling or exercising them, and does not receive any proceeds, the Nil Paid Rights should be deemed to have a nil tax basis and, therefore, such US Holder should not recognise any loss upon the expiration of the Nil Paid Rights and any tax basis from Existing Shares that was allocated to the Nil Paid Rights will remain with such Existing Shares.

The US federal income tax treatment of a US Holder that receives proceeds as a result of the sale by the Underwriters of New Shares at a premium over the Rights Issuer Price in respect of such holder’s

Nil Paid Rights is not free from doubt. Generally, such a US Holder will be treated either as having sold the Nil Paid Rights (as described above) or as having exercised the Nil Paid Rights and sold the New Shares. A US Holder that is treated as having sold the New Shares will recognise a short-term capital gain or loss as described below under “Taxation of the New Shares-Dispositions”. US Holders that receive amounts in respect of lapsed Nil Paid Rights should consult their own tax advisers regarding the US federal income tax treatment of such amounts.

TAXATION OF THE NEW SHARES

23.6 Dividends

Cash dividends paid with respect to the New Shares (and any Irish income tax withheld) generally will be included in the gross income of a US Holder as ordinary income from foreign sources to the extent paid out of the Company’s earnings and profits as determined under US federal income tax principles. To the extent that a distribution exceeds the Company’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in the New Shares and thereafter as capital gain. However, eircom Group does not determine its earnings and profits under US federal income tax principles; and therefore US Holders will be unable to establish that a dividend is not out of the Company’s earnings and profits and will generally be required to treat the full amount of any distribution as a dividend. The dividends will not be eligible for the dividends-received deduction generally available to US corporations for dividends from other US corporations. Dividends paid in euro will be includable in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into US dollars at that time. A US Holder’s tax basis in the euro will equal such US dollar amount. Any gain or loss recognised on a subsequent conversion of the euro into US dollars for a different amount generally will be US-source ordinary income or loss, and will not be treated as a dividend.

As discussed in paragraph 21.1, US Holders may be exempt from Irish withholding tax on dividends paid with respect to New Shares. As also discussed therein, in order to claim exemption from Irish withholding tax, a US Holder must submit certain declarations and certifications to eircom Group. US Holders that are not exempt from Irish withholding tax but are eligible to claim benefits under the income tax treaty between the United States and Ireland (the “US-Ireland Treaty”) may claim a reduced rate of Irish withholding tax of 15% and may be able to claim a refund of Irish withholding tax in excess of that rate. Subject to generally applicable limitations on foreign tax credit claims, a US Holder may claim a deduction or a foreign tax credit for Irish tax withheld at a rate not in excess of that provided in the US-Ireland Treaty. Each US Holder should consult its own tax adviser about its eligibility for exemption from Irish withholding tax and its eligibility for benefits under the US-Ireland Treaty.

Dividends paid by eircom Group with respect to its shares will constitute “qualified dividend income” for US federal income tax purposes, provided that eircom Group is eligible for the benefits of the US-Ireland Treaty. Accordingly, US holders who are not US corporations and that meet certain eligibility requirements (including holding period) will be entitled to the 15% rate of tax currently applicable to such income. To the extent the dividends from eircom Group are qualifying dividend income, in computing foreign tax credit limitations, non-corporate US Holders may take into account the gross amount of the dividend multiplied by a fraction, the numerator of which is the special reduced rate described above, and the denominator of which is the highest regular rate. Whether this partial exclusion affects a US Holder’s ability to claim a foreign tax credit for the full amount of Irish tax withheld will depend on each US Holder’s particular circumstances. Each non-corporate US Holder should consult its own tax adviser concerning the foreign tax credit limitation implications of the receipt of a qualifying dividend. Shareholders will be notified if the Directors determine that distributions from eircom Group do not constitute “qualified dividend income” by reason of eircom Group’s status.

23.7 Dispositions

A US Holder generally will recognise capital gain or loss on the sale or other disposition of the New Shares equal to the difference between the US dollar value of the amount realised from the sale or other disposition and the US Holder’s tax basis (determined in US dollars) in the New Shares. In the case of non-corporate US Holders, the maximum marginal US federal income tax rate applicable to the sale or exchange of New Shares that are held as capital assets for over one year and that are sold in taxable years beginning before 1 January 2009, will be 15% The deductibility of capital losses is subject to significant limitations. Any gain or loss generally will be treated as arising from US sources.

A US Holder that receives euro on the sale or other disposition of New Shares will realise an amount equal to the US dollar value of the euro on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into US dollars at that time. A US Holder will have a tax basis in the euro received equal to the US dollar amount realised. Any gain or loss on a subsequent conversion of the euro into US dollars for a different amount generally will be US source ordinary income or loss.

23.8 Passive Foreign Investment Company

A non-US company will be a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. The Directors believe eircom Group is not a PFIC and will not become a PFIC after the Rights Issue or the Acquisition. eircom Group’s PFIC status in any taxable year will depend upon its assets (including proceeds of the Rights Issue), the market value of its shares and its activities in each year, and is subject to change. The Directors do not anticipate that eircom Group’s assets or activities will change in a manner that would cause it to be classified as a PFIC.

If eircom Group were a PFIC in any taxable year during which a US Holder owns Nil Paid Rights or New Shares, then (except as discussed below) the US Holder would be subject to additional taxes on any “excess distributions” received from eircom Group and any gain realised from a sale or other disposition (but not from the exercise) of the Nil Paid Rights or the New Shares (regardless of whether eircom Group continues to be a PFIC). A US Holder would receive an excess distribution to the extent that distributions on New Shares during a taxable year exceed 125% of the average amount received during the three preceding years or, if shorter, the US Holder’s holding period (including the period such holder held the Nil Paid Rights). To compute the tax on excess distributions or any gain (i) the excess distribution or the gain is allocated ratably over the US Holder’s holding period (including the period such holder held the Nil Paid Rights), (ii) the amount allocated to the current taxable year and any years before eircom Group became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. If eircom Group were a PFIC, a US Holder generally would be subject to similar rules with respect to distributions by, and dispositions of the shares of, any direct or indirect subsidiaries of eircom Group that also were PFICs. Furthermore, in such a case, dividends paid by eircom Group would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income received by non-corporate US Holders.

Some of the rules with respect to distributions and dispositions described above (not including the ineligibility of dividends for the reduced rates of tax available to non-corporate US Holders) may be avoided if a US Holder makes a valid “mark-to-market” election with respect to the New Shares. If a “mark-to-market” election is made, the electing US Holder generally (i) would be required to recognise, entirely as ordinary income, an amount equal to the difference, if any, between the fair market value of the New Shares and its adjusted tax basis in its New Shares upon either (A) the sale or other disposition of any New Shares; or (B) the close of any taxable year, to the extent the electing US Holder still owns any New Shares at such date; and (ii) if such New Shares’ adjusted tax basis exceeds such New Shares’ fair market value, the electing US Holder would be allowed to deduct, at such times previously mentioned in (A) and (B), the excess as an ordinary loss, but only to the extent of the amount previously included in gross income as ordinary income by such US Holder as a result of the “mark-to-market” election. Because the New Shares will be traded on the London Stock Exchange, a US Holder should be able to make the mark-to-market election. Such election cannot be revoked without the consent of the US Internal Revenue Service unless the New Shares cease to be marketable.

Most of the adverse US federal income tax consequences of holding shares of a PFIC can also be avoided if the US Holder makes a qualified electing fund, or QEF, election. In order to make a QEF election, eircom Group would have to provide US Holders with certain information annually. If eircom Group were to be a PFIC, eircom Group does not intend to provide US Holders with the information needed to make a QEF election.

23.9 Backup withholding and information reporting

In general, dividends paid in respect of the New Shares and proceeds from the sale or exchange of Nil Paid Rights and New Shares paid by certain US financial intermediaries generally will be reported to the US Internal Revenue Service unless the US Holder is a corporation or otherwise establishes a basis for exemption. Backup withholding at the applicable statutory rate may apply to reportable payments unless the US Holder makes the required certification, including providing its taxpayer identification number. Any amount withheld may be credited against a US Holder’s US federal income tax liability or refunded to the extent it exceeds the holder’s liability; provided the required information is timely furnished to the US Internal Revenue Service.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE NOTES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

24. MATERIAL	CONTRACTS OF eircom GROUP

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by eircom Group or any member of the Group within the two years immediately preceding the date of this document which are or may be material or which have been entered into by eircom Group or any member of the Group at any other time and which contain provisions under which eircom Group or any member of the Group has an obligation or entitlement that is material to the Group as at the date of this document.

24.1 Acquisition Agreement

A summary of the Acquisition Agreement is set out in Part V — “Principal Terms of the Acquisition Agreement” of the Circular, which has been incorporated by reference into this document.

24.2 Underwriting Arrangements

Underwriting agreement

The Underwriters have agreed, subject to the terms and conditions set out in the Underwriting Agreement dated 25 July 2005, to procure severally in their Due Proportions acquirers for, or failing which themselves to acquire, New Shares not taken up under the Rights Issue, in each case at the Rights Issue Price (the “Underwritten Shares”).

The Underwriting Agreement is conditional on certain matters being satisfied or not breached prior to Admission and may also be terminated by the Underwriters prior to Admission upon the occurrence of certain specified events, in which case the Rights Issue will not proceed. The Underwriters may arrange sub-underwriting for some, all or none of the New Shares.

In consideration of their services under the Underwriting Agreement, the Underwriters will be paid the following commissions in the Due Proportions:

(A)	a commission of 3.425% of the value of the Underwritten Shares at the Rights Issue Price; and

(B)	a commission of 0.125% of the value of the Underwritten Shares at the Rights Issue Price in respect of each period of seven days or part thereof from (and including) the date falling 21 days after the date of the Underwriting Agreement to (and including) the fifth Dealing Day after the last date for acceptance and payment in full under Rights Issue.

The commissions will not be payable to the Underwriters if the obligations of the Underwriters under the Underwriting Agreement terminate or fail to become unconditional but, subject to the Underwriting Agreement becoming unconditional and not terminating, will be paid to the Underwriters, whether or not they are called upon to acquire or procure acquirers for any of the Underwritten Shares under the Underwriting Agreement. Out of such commissions the Underwriters shall pay any sub-underwriting commissions (to the extent that sub-underwriters have been procured).

The Company shall also pay certain costs and expenses of, or in connection with, the Underwriting Agreement and associated documentation, the Rights Issue, the EGM, the formation of Newco (a subsidiary of the Company incorporated in Jersey), the issue of the shares in Newco and the allotment and issue of the New Shares including, without limitation, all UK Listing Authority and stock exchange listing fees, admission fees, registrars’ fees, receiving banker’s fees, legal fees and expenses of the Company and the Underwriters (in the case of the Underwriters, subject to a cap of €500,000 before expenses and irrecoverable VAT), the Company’s accountancy fees and expenses, costs of printing, advertising and circulating the Rights Issue documents, any capital duty, stamp duty and stamp duty reserve tax borne by the Underwriters (subject to certain exceptions) and the Company’s and the Underwriters’ out of pocket expenses.

The obligations of the Underwriters under the Underwriting Agreement are subject to certain conditions including, amongst others, (a) Admission becoming effective by not later than 8.30 a.m. on the first Dealing Day after the date of the EGM; (b) the passing of the Resolutions (without amendment) at the EGM on the date of the EGM (and not without the written consent of Morgan Stanley (such consent not to be given without first consulting with Goodbody) at any adjournment thereof; (c) no event referred to in section 87G of FSMA arising between the time of publication of the Prospectus and the time of Admission and no supplementary prospectus being published by or on behalf of the Company before Admission; and (d) the Acquisition Agreement remaining in full force and effect not having lapsed or been terminated (and in the bona fide opinion of Morgan Stanley (following consultation with Goodbody) no event having arisen at any time prior to Admission which gives any party thereunder a right to terminate it) prior to Admission.

Pursuant to the Underwriting Agreement, the Company and the Underwriters have agreed that if a supplementary prospectus is issued by the Company two Business Days or fewer prior to the date specified as the latest date for acceptance and payment in full, such date shall be extended to the date which is three Business Days after the date of issue of the supplementary prospectus.

The Underwriters may terminate the Underwriting Agreement in certain circumstances prior to Admission. The Company has given certain representations and warranties and indemnities to the Underwriters. The liabilities of the Company are unlimited as to time and amount.

Subscription	and Transfer Agreements

In connection with the Rights Issue, the Company, the Underwriters and Newco have entered into agreements, one dated 26 August 2005 and two dated 30 August 2005, in respect of the subscription and transfer of ordinary shares and redeemable preference shares in Newco. Under the terms of these agreements:

(a)	the Company and Morgan Stanley Securities Limited agreed to subscribe for ordinary shares in Newco and enter into put and call options in respect of the ordinary shares in Newco subscribed for by Morgan Stanley Securities Limited that are exercisable if the Rights Issue does not proceed;

(b)	the Underwriters will apply monies that they receive as principals from Qualifying Shareholders or renouncees taking up New Shares under the Rights Issue to subscribe for redeemable preference shares in Newco (in their Due Proportions) to an aggregate value equal to such Rights Issue monies, after deduction of the amount of the commissions referred to above, together with any relevant amounts in respect of any New Shares acquired by the Underwriters or for which the Underwriters have procured acquirers pursuant to the Underwriting Agreement (after deducting relevant commissions and/or expenses); and

(c)	the Company will allot and issue the New Shares to those persons entitled thereto in consideration of Morgan Stanley Securities Limited and Goodbody Stockbrokers transferring their holdings of redeemable preference shares and Morgan Stanley Securities Limited transferring its holding of ordinary shares in Newco to the Company.

Accordingly, instead of receiving cash as consideration for the issue of the New Shares, at the conclusion of the Rights Issue the Company will own the entire issued ordinary and redeemable preference share capital of Newco whose only assets will be its cash reserves, which will represent an amount equivalent to the net proceeds of the Rights Issue. The Company will be able to utilise this amount equivalent to the Rights Issue proceeds by exercising its right of redemption over the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to the Company (or one of the Company’s subsidiaries).

Qualifying Shareholders are not party to these arrangements and so will not acquire any direct right against the Underwriters pursuant to these arrangements. The Company will be responsible for enforcing the Underwriters’ obligations thereunder.

24.3	IPO Underwriting Agreement

We entered into an underwriting agreement in connection with our Initial Public Offering dated 19 March 2004 with Goldman Sachs International and Morgan Stanley & Co. International Limited as the joint sponsors, Morgan Stanley Securities Limited, Goldman Sachs International, Deutsche Bank AG London and Citigroup Global Markets U.K. Equity Limited as joint bookrunners and BNP Paribas, Davy, Goodbody Stockbrokers, Merrill Lynch International and Merrion Stockbrokers Limited as co-lead managers.

We and the Selling Shareholders agreed that the IPO Underwriters could deduct from our respective proceeds from the Initial Public Offering a commission of 3.5% of the amount equal to the offer price of €1.55 multiplied by the aggregate number of our new shares which the IPO Underwriters acquired or procured acquirors for, pursuant to the terms of the underwriting agreement.

We, our directors, the retiring shareholder nominees (John Hahn, Jonathan Nelson, Paul Salem and Biswajit Subramanian (who were nominees of Providence entities), Ramez Sousou and Niclas Gabran (who were nominees of Soros entities), each being former directors of the Company who resigned on 18 March 2004) and the Selling Shareholders, inter alia, gave certain representations and warranties, and we and the Selling Shareholders gave certain indemnities, to the joint sponsors and to the IPO Underwriters. Our liabilities are unlimited as to time and amount, those of our directors and the retiring shareholder nominees are limited as to both time and amount and those of the Selling Shareholders are limited as to amount.

We, our directors, the Selling Shareholders, Hazelview Limited, Herb Hribar and Brian Montague undertook certain selling and dealing restrictions with respect to our ordinary shares for a period following their listing. These restrictions have now lapsed.

Messrs Scanlon and Conroy undertook to each of the IPO Underwriters and the IPO Joint Sponsors that up to and including 31 December 2005 they would not, without the prior written consent of the joint sponsors, offer, pledge, sell, contract to pledge or sell, issue or grant options, rights or warrants in respect of, or otherwise dispose of or transfer, whether for consideration or not, directly or indirectly, 50% of their then current respective holdings of (a) any of our ordinary shares (or any legal or beneficial interest therein or right in respect thereof) or (b) any of our securities that are substantially similar to our ordinary shares (or any legal or beneficial interest in such securities or right in respect of such securities), including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right (whether conditional or not) to receive, our ordinary shares or any such substantially similar securities, or do anything with the same or substantially the same economic effect as any of the foregoing (including, without limitation, a derivatives transaction), other than (A) as expressly provided in the IPO Underwriting Agreement; or (B) to the extent that such action is in respect of our ordinary shares or other securities acquired following 2004 Admission; or (C) a transfer or disposal of our ordinary shares pursuant to a compromise or arrangement between us and our creditors and/or members or any class of them which is agreed by the creditors and/or members (as the case may be) and sanctioned by the court under sections 425 to 427A of the UK Companies Act; or (D) a transfer of any of our ordinary shares (or interest in any Ordinary Shares) to any connected persons; or (E) the acceptance of a takeover offer (as defined in section 428 of the UK Companies Act) or the provision of an irrevocable undertaking to accept such an offer.

24.4    Senior Credit Facility

Valentia Telecommunications and certain of its affiliates have entered into a secured senior credit facility agreement dated 18 March 2004, between, amongst others, Valentia Telecommunications, as the original Borrower and original Guarantor, Deutsche Bank AG London, Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley Bank as the Mandated Lead Arrangers, the financial institutions named therein as the Original Lenders, and Deutsche Bank AG London as Facility Agent and as Security Agent.

(a)	Structure

An advance of €1.25 billionQ has been drawn down by Valentia Telecommunications under the Tranche A term loan facility. The term loan facility was used to refinance certain existing indebtedness of Valentia Telecommunications and its subsidiaries and was also available for use to pay certain fees, costs and expenses associated with the refinancing (including, if necessary, swap termination payments) and the Initial Public Offering. eircom has since acceded to the Senior Credit Facility as a borrower and a guarantor and Irish Telecommunications Investments Limited has acceded as a guarantor.

The Tranche B revolving credit facility may be utilised by eircom and other eligible borrowers by way of revolving advances, letters of credit, and bank guarantees, in euro, Sterling or US Dollars, in an aggregate amount of up to €150 million. The revolving credit facility is to be used for the working capital needs and other general corporate purposes of Valentia Telecommunications and its subsidiaries and may not be utilised unless the Tranche A term loan facility under the Senior Credit Facility has been or will, on the same date, be fully utilised. The €1.25 billionQ Tranche A term loan facility under the Senior Credit Facility has been fully utilised. The €150 millionQ revolving credit facility thereunder is currently undrawn.

(b)	Interest rates and fees

Advances under the two facilities bear interest at a rate per annum equal to EURIBOR (in the case of euro advances) and LIBOR (in the case of US Dollar and Sterling advances) plus, where appropriate, any applicable mandatory liquid asset costs (which are the costs of complying with any applicable reserve requirements, including Bank of England, FSA and/or European Central Bank mandatory cost requirements), plus a margin of 1.50% per annum for the first 12 months from the date of the Senior Credit Facility and to be thereafter determined in accordance with a margin adjustment mechanism. The margin adjustment mechanism provides that the margin may be reduced following reductions in Valentia Telecommunications’ leverage ratio, as reflected in the financial statements delivered for the previous accounting quarter. The leverage ratio is the ratio of Valentia Telecommunications’ consolidated net total borrowings to consolidated adjusted EBITDA.

In addition to paying agency, fronting and documentary credit fees (as appropriate), Valentia Telecommunications must at designated times procure the payment of a commitment fee computed at the rate of 40% per annum on the then applicable margin on the undrawn, uncancelled amount of each lender’s commitment under the term loan facility and the revolving credit facility.

(c)	Guarantees and security

The obligations of the obligors under the Senior Credit Facility are guaranteed by Valentia Telecommunications, eircom Limited and Irish Telecommunications Investments Limited and any other guarantors and borrowers from time to time. Valentia Telecommunications may elect any of its subsidiaries to become guarantors under the Senior Credit Facility. The security arrangements for the previous senior credit facility have been replicated for the Senior Credit Facility. The security arrangements will, if Valentia Telecommunications so requests, be released upon the attainment of a corporate rating for Valentia Telecommunications or eircom Group of “Baa3” (or the equivalent) or higher from Moody’s Investor Service, Inc., and a rating of “BBB-” (or the equivalent) from Standard & Poor’s Rating Services, which is referred to as the “Designated Rating”.

(d)	Covenants

The Senior Credit Facility contains certain customary negative covenants, which restrict the borrowers and their subsidiaries (subject to certain agreed exceptions and materiality carve outs) from, amongst other things: (i) creating encumbrances over their business, assets or undertaking; (ii) selling, transferring, leasing or otherwise disposing of assets other than in the ordinary course of business without the consent of the majority lenders; (iii) incurring additional debt; (iv) giving guarantees and indemnities; (v) agreeing to restrictions on the ability to move cash intra-group; (vi) substantially changing the general nature of their business; (vii) making acquisitions and investments or entering into joint ventures or mergers; (viii) making loans; (ix) purchasing, redeeming, defeasing or repaying any principal amount in respect of any of the Senior Notes or Senior Subordinated Notes; (x) redeeming, repurchasing, defeasing, retiring or repaying any of their share capitals; (xi) entering into finance or capital leases; (xii) amending constitutional documents and certain provisions contained in the Senior Subordinated Notes and the Senior Notes; (xiii) paying dividends, making inter-company loan payments, transferring assets or making other transfers of value to eircom Funding and eircom Funding (Holdings) Limited; (xiv) carrying out the business activities of eircom Funding and eircom Funding (Holdings) Limited beyond that provided in the Senior Credit Facility; (xv) repaying any indebtedness owing to eircom Group; (xvi) requiring repayment of inter-company debt where there are insufficient funds to effect such repayment; (xvii) holding cash which, when aggregated with all other amounts so held by Valentia Telecommunications’ subsidiaries (excluding obligors) exceeds €15,000,000, which amount does not apply to cash held by the obligors (this covenant will fall away if the Designated Rating is attained); and (xviii) making distributions to eircom Group.

According to the Senior Credit Facility, Valentia Telecommunications and its subsidiaries may not (unless the lenders have otherwise consented) enter into any transaction to acquire any shares, stock, securities or other interest in any other company or business or joint venture the value of which, when aggregated with the value of any other acquisition, merger, or joint venture transactions undertaken by Valentia Telecommunications and/or its subsidiaries during the life of the Senior Credit Facility, would exceed €300,000,000 (or the equivalent in another currency or currencies).

The relevant provision of the Senior Credit Facility has been amended with the consent of the lenders expressly in order to permit the Acquisition and provide continuing flexibility for Valentia Telecommunications and its subsidiaries to make further acquisitions during the remaining life of the Senior Credit Facility Agreement. Under the Senior Credit Facility (as amended), Valentia Telecommunications and its subsidiaries may, in addition to the Acquisition, enter into other transactions to acquire any shares, stock, securities or other interest in any other company or business or joint venture provided the value of which, when aggregated with the value of any other acquisition, merger, or joint venture transactions undertaken by Valentia Telecommunications and/or its subsidiaries during the life of the Senior Credit Facility, would not exceed €100,000,000 (or the equivalent in another currency or currencies).

In addition, the Senior Credit Facility require Valentia Telecommunications and its consolidated subsidiaries to maintain specified financial ratios: (i) for consolidated net total borrowings to consolidated adjusted EBITDA of 4.00: 1 for 30 June 2004 and progressing in a non-linear manner to 3.25:1 for 31 December 2008, (ii) for consolidated adjusted EBITDA to consolidated net interest payable of 3.25:1 for 30 June 2004 and progressing in a non-linear manner to 4.25:1 for 31 December 2008, and (iii) senior borrowings to consolidated adjusted EBITDA of 3.50:1 for 30 June 2004 and progressing in a non-linear manner to 2.75:1 for 31 December 2008. The Senior Credit Facility also requires Valentia Telecommunications to ensure that guarantors constitute at least 80% of total net assets, turnover, and consolidated adjusted EBITDA of Valentia Telecommunications and its subsidiaries (excluding eircom Funding, eircom Funding (Holdings) Limited, Lercie Limited and the ESOT). As at 31 March 2005 the financial ratios were: (i) for consolidated net total borrowings to consolidated adjusted EBITDA of 3.75:1, (ii) for consolidated adjusted EBITDA to consolidated net interest payable of 4.00:1, and (iii) senior borrowings to consolidated adjusted EBITDA of 3.40:1.

The Senior Credit Facility also requires the borrower to observe certain customary covenants, including, but not limited to, covenants relating to: (i) compliance with laws, including environmental laws, and licences, (ii) hedging arrangements, (iii) intellectual property, (iv) maintenance of licences, authorisations and consents, (v) pension schemes, (vi) provision of and access to financial information, (vii) pari passu ranking of obligations, (viii) insurance, (ix) notification of default; and (x) ownership of the obligors.

As required by the terms of the Senior Credit Facility and as envisaged by the amended indentures for the Senior Notes and the Senior Subordinated Notes, substantially all of the net proceeds from the Initial Public Offering and the issuance of ordinary shares to the ESOT simultaneous therewith were invested in Valentia Telecommunications in the form of new equity, capital contribution or subordinated debt. It is also a requirement under the Senior Credit Facility that an amount equal to at least €200 million of the net proceeds of the Initial Public Offering and the issuance of ordinary shares to the ESOT simultaneous therewith must be contributed to, and used by, Valentia Telecommunications for certain purposes including, amongst other things, for the repayment and cancellation of the Tranche A term loan facility of the Senior Credit Facility and the purchase or redemption of certain part of the Senior Notes and the Senior Subordinated Notes. This requirement will fall away if the Designated Rating is attained.

(e)	Maturity and amortisation

The term loan facility is to be repaid in semi-annual instalments beginning on the date 24 months after signing the Senior Credit Facility with the last repayment due five years from the date of signing of the Senior Credit Facility. The first six payments are to be in equal amounts which in aggregate equal 30% of the total amount of the Senior Credit Facility as at the date of signing of the Senior Credit Facility. Tranche B Loans are to be repaid at the end of each interest period and in full five years from the date of signing of the Senior Credit Facility. No amounts repaid by Valentia Telecommunications on the Tranche A facility may be re-borrowed.

(f)	Prepayments

All Loans under the Senior Credit Facility must be prepaid in full upon the occurrence of certain events, including: (i) discovery that it is unlawful in any jurisdiction for a lender to perform any of its obligations (in respect of that lender’s loan only), (ii) (if the majority lenders so require) a change of control of Valentia Telecommunications, or (iii) the sale of all or substantially all of the business or assets of Valentia Telecommunications and its subsidiaries.

Furthermore, on the issuance of any bonds, notes or debt securities by Valentia Telecommunications or its subsidiaries, the net proceeds shall be applied to pre-pay the Tranche A facility and Tranche B facility to the extent required by the terms of the Senior Credit Facility. Such mandatory prepayment requirement will fall away if the Designated Rating is attained.

The Borrowers may voluntarily pre-pay amounts outstanding under the Senior Credit Facility, without penalty or premium, with five business days prior written notice, or, subject to minimum amounts and integral multiples, in part. If a prepayment does not take place on an interest payment date, breakage costs (if any) may be payable.

(g)	Events of default

The Senior Credit Facility contains certain customary events of default (subject to agreed exceptions and grace periods), the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including: (i) non-payment of amounts due under the Senior Credit Facility and certain other agreements entered into in connection with the Senior Credit Facility (together “Finance Documents”); (ii) failure to comply with the financial covenants (described above); (iii) failure to comply with other obligations under the Finance Documents; (iv) material misrepresentation; (v) cross default; (vi) material adverse change; (vii) insolvency; (viii) change in ownership of eircom or an obligor; (ix) material audit qualification in relation to consolidated statutory accounts; (x) invalidity or illegality of any Finance Document; (xi) material litigation or labour dispute; (xii) revocation of material telecommunications licences or regulatory authorisations; and (xiii) cessation of business of an obligor or material subsidiary.

(h)	Hedging arrangements

Valentia Telecommunications has entered into various interest rate swaps (effective 1 April 2004) so that €500 million of the aggregate principal amount of the term loan facility under the Senior Credit Facility is on a fixed interest rate basis for a period of three years from 1 April 2004.

eircom Funding has also entered into various currency swaps (effective 7 August 2003).

Details of all existing interest rate and currency swaps entered into are set out below:

24.5    Interest rate swapsQ

	Date	Counterparty	Amount (€)	Maturity years	Fixing period	Contract rate	Annual equivalent	Maturity date
1	1 April 2004	Citibank	100,000,000	3	Quarterly	2.6325%	2.6586%	1 April 2007
2	1 April 2004	Morgan Stanley	100,000,000	3	Quarterly	2.6350%	2.6612%	1 April 2007
3	1 April 2004	Deutsche Bank	100,000,000	3	Quarterly	2.6350%	2.6612%	1 April 2007
4	1 April 2004	Ulster Bank	100,000,000	3	Quarterly	2.6240%	2.6499%	1 April 2007
5	1 April 2004	Fleet Bank	100,000,000	3	Quarterly	2.6325%	2.6586%	1 April 2007

			500,000,000

24.6    Currency swapsQ

	Effective date	Counterparty	USD Amount	Length years	Payment dates	Initial USD/ euro rate	All-in rate	Initial and final exchange	Termination date
1	7 Aug 2003	Bank of Ireland	40,000,000	10	Semi-annual	1.1131	7.7525%	Yes	15 Aug 2013
2	7 Aug 2003	Fleet Bank	50,000,000	10	Semi-annual	1.1131	7.7825%	Yes	15 Aug 2013
3	7 Aug 2003	Deutsche Bank	65,000,000	10	Semi-annual	1.1131	7.7825%	Yes	15 Aug 2013
4	7 Aug 2003	Ulster Bank	70,000,000	10	Semi-annual	1.1131	7.7625%	Yes	15 Aug 2013
5	7 Aug 2003	Deutsche Bank	25,000,000	10	Semi-annual	1.1131	7.7625%	Yes	15 Aug 2013

			250,000,000

24.7 Intercreditor	Deed

Valentia Telecommunications entered into an intercreditor deed dated 18 March 2004 in connection with the Senior Credit Facility. The Intercreditor Deed is between, amongst others, Valentia Telecommunications, eircom Funding, and certain subsidiaries of Valentia Telecommunications; senior creditors; hedging banks; Bayerische Landesbank; eircom Group; and Deutsche Bank AG London.

The Intercreditor Deed regulates the ranking order of the debts owing to the Finance Parties under the Senior Credit Facility, the intragroup debts between the subsidiaries of Valentia Telecommunications, and the intragroup debts owing by Valentia Telecommunications and its subsidiaries to eircom Group. The Intercreditor Deed also regulates the ranking order of the security and provides for the order pursuant to which certain payments can be made in respect of the debts under the Senior Credit Facility and the intragroup debts. The Intercreditor Deed contains provisions which, amongst other things:

(a)	provide that:

(i)	the senior debts under the Senior Credit Facility, the hedging debts and the debts payable or owing by eircom or Lercie Limited to the LC Issuer in connection with various letters of credit issued by the LC Issuer (the “LC Debt”) shall rank pari passu without preference of one over the other;

(ii)	the senior debts under the Senior Credit Facility, the hedging debts and the debts payable or owing by eircom or Lercie Limited to the LC Issuer in connection with various letters of credit issued by the LC Issuer (the “LC Debt”) shall rank priority in payment over the intragroup debts between the subsidiaries of Valentia Telecommunications, and the intragroup debts owing by Valentia Telecommunications and its subsidiaries to eircom Group; and

(iii)	the inter-company debts between the subsidiaries of Valentia Telecommunications shall rank priority in payment over any debt owed by Valentia Telecommunications and its subsidiaries under loan arrangements with eircom Group;

(b)	provide that during the term of the Intercreditor Deed, the security created in favour of Deutsche Bank AG London as security agent under the Senior Credit Facility and the security created in favour of the hedging banks by Valentia Telecommunications and eircom Funding and other subsidiaries of Valentia Telecommunications shall rank pari passu without preference for one over the other;

(c)	prohibit the Intercreditor Obligors from making and the subordinated creditors from demanding any payments, distributions or set-offs in respect of any of the subordinated debt;

(d)	prohibit the Intercreditor Obligors from providing and the subordinated creditors from receiving any financial support in relation to or security interest over any of its assets for any of the subordinated debt, save to the extent that such security interest secures inter-company debt (other than any inter-company debt owed to eircom Funding) and the benefit of any such security interest has been charged or assigned to the secured creditors under the security documents;

(e)	prohibit the Intercreditor Obligors and the subordinated creditors from allowing any of the subordinated debt to be evidenced by a negotiable instrument or subordinate any of the subordinated debt to any other indebtedness;

(f)	prohibit each Intercreditor Obligor from initiating or supporting any steps with a view to any insolvency, liquidation, reorganisation, administration, examination or dissolution proceedings involving another New Intercreditor Obligor;

(g)	prohibit each Intercreditor Obligor to pay in cash or by payment in kind any inter-company debt owed by it to another Intercreditor Obligor or to eircom Funding (excluding payment under the eircom Funding guarantee); and

(h)	prohibit each Intercreditor Obligor to take or omit to take any action whereby the ranking and/or subordination of the subordinated debts under the Intercreditor Deed may be impaired.

24.8    Amended Senior Note Indenture and Senior Subordinated Note Indenture

On 22 January 2004 and supplementally on 13 February 2004, Valentia Telecommunications and eircom Funding solicited consents from the holders of the Senior Notes and the Senior Subordinated Notes to proposed amendments to the Senior Notes and Senior Subordinated Notes Indentures primarily to provide greater flexibility for Valentia Telecommunications to pay dividends or make other payments to eircom Group in order to fund the payment of dividends by eircom Group to the holders of Ordinary Shares, Preference Shares or other shares of eircom Group in the event of an Initial Public Offering of the equity securities of eircom Group. The amendments became effective upon the execution of supplemental indentures on 24 March 2005.

(a)	The amendments

The covenants relating to restricted payments in each of the Indentures were amended to allow Valentia Telecommunications to pay a dividend or make other payments to eircom Group if Valentia Telecommunications receives at least 85% of the net proceeds from the first qualifying Initial Public Offering and the dividend or other payment paid by Valentia Telecommunications does not exceed Consolidated EBITDA minus the aggregate of (1) the product of €87.50 millionQ and the number of fiscal quarters for which consolidated financial statements of Valentia Telecommunications are available from and including the fiscal quarter in which the first such qualifying Initial Public Offering is completed until the fiscal quarter ending immediately prior to such dividend or other payment and (2) Consolidated Interest Expense. Consolidated EBITDA and consolidated interest expense are calculated for the period from the first day of the fiscal quarter in which the first qualifying Initial Public Offering is completed until the end of the most recent fiscal quarter ending immediately prior to the date of such dividend or other payment for which consolidated financial statements of Valentia Telecommunications are available. To be a “qualifying Initial Public Offering”, eircom Group must have raised at least €300 million in gross proceeds in the Initial Public Offering. The directors were satisfied that the Initial Public Offering was a qualifying Initial Public Offering. The amendments set out above replaced in full an existing provision of the Indentures which permitted dividends or other payments in any fiscal year up to 6% of the aggregate gross proceeds received by Valentia Telecommunications following a public offering of its shares or shares in its parent company.

Under the terms of the amended indentures for the Senior Notes and the Senior Subordinated Notes, Valentia Telecommunications is not permitted to pay a dividend or make another payment to the Group under the new test set out above if the previous Senior Credit Facility has not been repaid and/or refinanced on terms whereby upon the attainment of a corporate rating for Valentia Telecommunications or eircom Group of “Baa3” (or the equivalent) or higher from Moody’s Investor Service, Inc. and a rating of “BBB-” (or the equivalent) or higher from Standard & Poor’s Rating Services substantially all of the principal amount of indebtedness outstanding thereunder shall be on an unsecured basis. The directors were satisfied that the Senior Credit Facility is on these terms and satisfy this condition.

The tests set out in the indentures, prior to the Initial Public Offering, allowed credit for 50% of consolidated net income and deducted 100% of the deficit in consolidated net income for certain periods when calculating the amount of a restricted payment that could be made, changed such that consolidated net income (or deficit in consolidated net income) for any period will not be taken into account. The test which allows credit for the net proceeds of a public equity offering when calculating the amount of a restricted payment that may be made remained in effect.

The exception to the restricted payments covenant currently set out in the Indentures, which permits restricted payments in an aggregate amount not to exceed €75 millionQ changed following the Initial Public Offering such that no payment by Valentia Telecommunications of, or loans, advances, dividends or distributions to any of its parent companies to pay, dividends on any Ordinary Shares or Preference Shares may now be made on the basis of that exception.

The amendments also amended the Senior Notes and the Senior Subordinated Notes to provide that the issuers of the Senior Notes and the Senior Subordinated Notes are not to be permitted to redeem up to 35% of the original principal amount of the Senior Notes and the Senior Subordinated Notes with the net cash proceeds of the first qualifying Initial Public Offering, as they would otherwise be permitted to do under the previous terms of the Senior Notes and the Senior Subordinated Notes.

(b)	The consent fees

Valentia Telecommunications or eircom Funding, as the case may be, were obligated to pay to each holder of the Senior Notes or the Senior Subordinated Notes who delivered a valid consent (not subsequently revoked) to the tabulation agent on or prior to the expiration date, a one-time cash payment to each such holder. The consent fee equalled €20.00 per €1,000 principal amount of Senior Notes held by a holder with respect of which a valid consent was delivered (and not revoked), $20.00 per $1,000 principal amount of the dollar denominated Senior Subordinated Notes held by a holder in respect of which a valid consent was delivered (and not revoked) and €20.00 per €1,000 principal amount of the euro denominated Senior Subordinated Notes held by a holder in respect of which a valid consent was delivered (and not revoked). The consent fees were paid upon the completion of the Initial Public Offering. The total consent fees, including the consent solicitation agents fees, were approximately €21 millionL.

24.9    Senior Notes

Valentia Telecommunications issued €550 millionQ principal amount of 7.25% Senior Notes due 2013, under an indenture dated as of 7 August 2003 amongst Valentia Telecommunications, eircom as the Guarantor and The Bank of New York as the Senior Notes Trustee.

The Senior Notes are general unsecured obligations of Valentia Telecommunications and mature on 15 August 2013, unless previously redeemed. The Senior Notes bear interest at the rate of 7.25% payable in cash semi-annually in arrears on 15 February and 15 August in each year, commencing 15 February 2004.

The Senior Notes will be subject to redemption at any time on or after 15 August 2008, at the option of Valentia Telecommunications, in whole or in part, at the redemption prices set forth in the Senior Notes (initially par plus one half the coupon declining to par on or after 15 August 2011). In addition, Valentia Telecommunications may redeem all or, from time to time, a part of the Senior Notes on or prior to 15 August 2008 by paying 100% of the principal amount thereof plus with respect to any Senior Note on any redemption date, the excess of: (1) the present value at such redemption date of (i) 104.25% of the principal amount plus (ii) all required interest payments due on such Senior Note to and including 15 August 2008 (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Bund Rate at such redemption date plus 50 basis points; over (2) the outstanding principal amount of such Senior Note, and accrued and unpaid interest and additional amounts necessary in order that the net amounts received by the holders of the Senior Notes in respect of payments on the notes, after certain withholdings or deductions required by law on account of any present or future taxes, duties, assessments or governmental charges of whatever nature, equal the amounts which would have been received in respect of such payments on the Senior Notes in the absence of such withholdings or deductions, if any, to the date of redemption.

Further, before 15 August 2006, Valentia Telecommunications may redeem up to 35% of the original aggregate principal amount of the Senior Notes with funds in an aggregate amount not exceeding the net cash proceeds of one or more equity offerings at a redemption price of 107.25% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, if at least 65% of the original principal amount of the Senior Notes redeemed (including the principal amount of any additional Senior Notes) remains outstanding after such redemption. The Group waived this provision in respect of the net cash proceeds of the first qualifying Initial Public Offering as part of the bond consent solicitation.

Valentia Telecommunications may redeem for tax reasons the Senior Notes in whole, but not in part, at any time, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and additional amounts, if any, to the date fixed for redemption.

Unless previously called for redemption, if a change of control shall occur at any time, then each holder of Senior Notes shall have the right to require Valentia Telecommunications to purchase all of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount of the Senior Notes plus accrued and unpaid interest and additional amounts, if any, to the date of purchase. If the Senior Notes achieve investment grade status, the change of control redemption will cease to be applicable. The Initial Public Offering did not give rise to a change of control for these purposes.

The indenture contains certain covenants which, amongst other things, restrict Valentia Telecommunications’ and any restricted subsidiaries’ ability to:

(a)	incur additional indebtedness, except, amongst other exceptions:

(i) Valentia Telecommunications, eircom, eircom Funding and the Guarantors may incur indebtedness if (x) the consolidated leverage ratio is less than 5.00 to 1.00 and (y) in the case only of an incurrence of senior debt, the consolidated senior leverage ratio for the Issuer and the restricted subsidiaries is less than 3.50 to 1.00; and

(ii) indebtedness excludes indebtedness pursuant to certain credit facilities, certain indebtedness between the Issuer and the restricted subsidiaries, and indebtedness to the extent it does not exceed the greater of €100 millionQ and 2.5% of total assets;

(b)	issue certain guarantees;

(c)	pay dividends or make distributions, excluding among others, cash dividends on ESOT Preference Shares up to €3.5 millionQ per annum, in respect of Valentia Telecommunications’ capital stock or make certain other investments or restricted payments;

(d)	purchase, redeem, retire or otherwise acquire for value any capital stock or subordinated debt;

(e)	make any restricted investment in any person;

(f)	create, incur or suffer to exist any lien upon any of its property or assets;

(g)	create consensual encumbrances or restrictions on the ability of restricted subsidiaries to pay dividends, pay indebtedness and make certain other payments and transfer of assets to Valentia Telecommunications and the other restricted subsidiaries;

(h)	sell, lease, transfer, issue or otherwise dispose of shares of capital stock of a subsidiary, property or other assets;

(i)	directly or indirectly, enter into or conduct any transaction with any affiliate; or

(j)	engage in any business unrelated to the businesses of Valentia Telecommunications and its subsidiaries on the issue date.

A restricted subsidiary, as defined in the indenture, is any subsidiary of Valentia Telecommunications other than an unrestricted subsidiary. The board of directors may designate any subsidiary to be an unrestricted subsidiary only if, among other requirements, such subsidiary or any of its subsidiaries does not own any capital stock or indebtedness of or have any investment in, or own or hold any lien on any property of, any other subsidiary of Valentia Telecommunications which is not a subsidiary of the subsidiary to be so designated or otherwise an unrestricted subsidiary).

In addition, the indenture limits Valentia Telecommunications’ and eircom’s ability to consolidate, merge or sell all or substantially all of their assets. The indenture also includes a tax gross-up.

If, at any time after the issue date, the Senior Notes achieve investment grade status, then the covenants in the indenture described under sub-paragraphs (a), (b), (c), (d), (e), (g), (h) and (i) above, as well as part of the covenant limiting the ability to consolidate, merge or sell all or substantially all of Valentia Telecommunications’ and eircom’s assets, will cease to be effective.

The indenture also contains certain events of default, including:

(a)	non-payment of amounts due under the Senior Notes;

(b)	failure to repurchase or redeem the Senior Notes in accordance with the terms of the indenture;

(c)	failure to comply with provisions relating to a consolidation, merger or sale of all or substantially all of Valentia Telecommunications’ or eircom’s assets;

(d)	breach of covenants or other agreements contained in the indenture;

(e)	cross-defaults or cross-accelerations of at least €25 millionQ by Valentia Telecommunications or its significant restricted subsidiaries;

(f)	certain events of bankruptcy and insolvency;

(g)	certain judgement awards in excess of €25 millionQ against Valentia Telecommunications or its significant subsidiaries; and

(h)	cessation of any note guarantee to be in full force.

Upon the occurrence of an event of default, the Senior Notes Trustee under the indenture or the holders of 25% of outstanding Senior Notes, may declare the Senior Notes immediately due and payable at 100% of the principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of declaration.

Valentia Telecommunications as Issuer entered into a euro senior deposit and custody agreement with, among others, The Bank of New York as Book-entry Depositary dated as of 7 August 2003 which, among other things, regulates the deposit and custody of the Senior Notes, and the transfers of the book-entry interests in respect thereof.

24.10    Senior Subordinated Notes

eircom Funding has issued €285 millionQ principal amount of 8.25% Senior Subordinated Notes due 2013, and $250 millionQ principal amount of 8.25% Senior Subordinated Notes due 2013, collectively the Senior Subordinated Notes, under an indenture dated as of 7 August 2003 amongst eircom Funding, Valentia Telecommunications and eircom (as well as eircom Group on a subordinated basis) as the Guarantors and The Bank of New York as the Senior Subordinated Notes Trustee.

The Senior Subordinated Notes are general unsecured obligations of eircom Funding and mature on 15 August 2013, unless previously redeemed. The Senior Subordinated Notes bear interest at the rate of 8.25% payable in cash semi-annually in arrears on 15 February and 15 August in each year, commencing 15 February 2004.

The Senior Subordinated Notes will be subject to redemption at any time on or after 15 August 2008, at the option of eircom Funding, in whole or in part, at the redemption prices set forth in the Senior Subordinated Notes (initially par plus one half the coupon declining to par on or after 15 August 2011). In addition, eircom Funding may redeem all or, from time to time, a part of any series of Senior Subordinated Notes prior to 15 August 2008 by paying 100% of the principal amount thereof plus with respect to any Senior Subordinated Note on any redemption date, the excess of: (1) the present value at such redemption date of (i) 104.25% of the principal amount plus (ii) all required interest payments due on such Senior Subordinated Note to and including 15 August 2008 (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the treasury rate at such redemption date plus 50 basis points; over (2) the outstanding principal amount of such Senior Subordinated Note, and accrued and unpaid interest and additional amounts necessary in order that the net amounts received by the holders of the Senior Subordinated Notes, in respect of payments on the notes, after certain withholdings or deductions required by law on account of any present or future taxes, duties, assessments or governmental charges of whatever nature, equal the amounts which would have been received in respect of such payments on the Senior Subordinated Notes in the absence of such withholdings or deductions, if any, to the date of redemption.

Further, before 15 August 2006, eircom Funding may redeem up to 35% of the original aggregate principal amount of the Senior Subordinated Notes with funds in an aggregate amount not exceeding the net cash proceeds of one or more equity offerings at a redemption price of 108.25% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, if at least 65% of the original aggregate principal amount of such series remains outstanding after such redemption. eircom Group waived this provision in respect of the net cash proceeds of the first qualifying Initial Public Offering as part of the bond consent solicitation.

eircom Funding may redeem for tax reasons any series of Senior Subordinated Notes in whole as to such series, but not in part, at any time, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption.

Unless previously called for redemption, if a change of control (as defined in the indenture) shall occur at any time, then each holder of Senior Subordinated Notes shall have the right to require eircom Funding to purchase all of such holder’s Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount of the Senior Subordinated Notes plus accrued and unpaid interest and additional amounts, if any, to the date of purchase. If the Senior Subordinated Notes achieve investment grade status, the change of control redemption will cease to be applicable. The Initial Public Offering did not give rise to a change of control for these purposes.

The indenture contains certain covenants which, amongst other things, restrict Valentia Telecommunications’ ability and the restricted subsidiaries’ ability to:

(a)	incur additional indebtedness, except if, amongst other exceptions:

(i)	Valentia Telecommunications, eircom, eircom Funding and the Guarantors may incur indebtedness if (a) the consolidated leverage ratio for Valentia Telecommunications and its restricted subsidiaries is less than 5.00 to 1.00 and (b) in the case only of an incurrence of senior debt, the consolidated senior leverage ratio for Valentia Telecommunications and the restricted subsidiaries, is less than 3.50 to 1.00; and

(ii)	indebtedness excludes indebtedness pursuant to certain credit facilities, certain indebtedness between Valentia Telecommunications and the restricted subsidiaries and indebtedness to the extent it does not exceed the greater of €100 million and 2.5% of total assets;

(b)	issue certain guarantees;

(c)	pay dividends or make distributions excluding among others cash dividends on ESOT Preference Shares up to €3.5 millionQ per annum in respect of Valentia Telecommunications’ capital stock or make certain other investments or restricted payments (see above for information about the recent amendments to this restriction);

(d)	purchase, redeem, retire or otherwise acquire for value any capital stock or subordinated debt;

(e)	make any restricted investment in any person;

(f)	create, incur or suffer to exist any lien upon any of its property or assets;

(g)	create consensual encumbrances or restrictions on the ability of restricted subsidiaries to pay dividends, pay indebtedness and make certain other payments and transfer of assets to Valentia Telecommunications and the other restricted subsidiaries;

(h)	sell, lease, transfer, issue or otherwise dispose of shares of capital stock of a subsidiary, property or other assets;

(i)	directly or indirectly, enter into or conduct any transaction with any affiliate;

(j)	engage in any business unrelated to the businesses of Valentia Telecommunications and its subsidiaries on the issue date; or

(k)	incur any indebtedness of Valentia Telecommunications or a Guarantor if such indebtedness is expressly subordinate in right of payment to any senior indebtedness unless such indebtedness is pari passu in right of payment with or is subordinate in right of payment to the note guarantee of the Senior Subordinated Notes.

A restricted subsidiary, as defined in the indenture, is any subsidiary of Valentia Telecommunications other than an unrestricted subsidiary. The board of directors may designate any subsidiary to be an unrestricted subsidiary only if, among other requirements, such subsidiary or any of its subsidiaries does not own any capital stock or indebtedness of or have any investment in, or own or hold any lien on any property of, any other subsidiary of Valentia Telecommunications which is not a subsidiary of the subsidiary to be so designated or otherwise an unrestricted subsidiary).

In addition, the indenture limits Valentia Telecommunications’ and eircom’s ability to consolidate, merge or sell all or substantially all of their assets. The indenture also includes a tax gross-up.

If, at any time after the issue date, the Senior Subordinated Notes achieve investment grade status, then the covenants in the indenture described under sub-paragraphs (a), (b), (c), (d), (e), (g), (h), (i) and (k) above, as well as part of the covenant limiting the ability to consolidate, merge or sell all or substantially all of Valentia Telecommunications’ and eircom’s assets, will cease to be effective.

The indenture also contains certain events of default, including:

(a)	non-payment of amounts due under the Senior Subordinated Notes;

(b)	failure to repurchase or redeem the Senior Subordinated Notes in accordance with the terms of the indenture;

(c)	failure to comply with provisions relating to a consolidation, merger or sale of all or substantially all of Valentia Telecommunications’ or eircom’s assets;

(d)	breach of covenants or other agreements contained in the indenture;

(e)	cross-defaults or cross-accelerations of at least €25 millionQ by Valentia Telecommunications or its restricted subsidiaries;

(f)	certain events of bankruptcy and insolvency;

(g)	certain judgement awards in excess of €25 millionQ against the Issuer or Valentia Telecommunications or its significant subsidiaries; and

(h)	cessation of any note guarantee to be in full force.

Upon the occurrence of an event of default, the Senior Subordinated Notes Trustee under the indenture or the holders of 25% of outstanding Senior Subordinated Notes may declare the Senior Subordinated Notes immediately due and payable at 100% of the principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of declaration.

eircom Funding as Issuer entered into a euro senior subordinated deposit and custody agreement and a dollar senior subordinated deposit and custody agreement, each with, among others, The Bank of New York as Book-entry Depositary and dated as of 7 August 2003 each of which, among other things, regulates the deposit and custody of the Senior Subordinated euro Notes and the Senior Subordinated Dollar Notes, respectively, and the transfers of the book-entry interests in respect thereof.

25. EXCHANGE RATE INFORMATION

The following chart shows, for the period from 1 January 2000 through to 31 July 2005, the high, low, period average and period end noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as US dollars per €1.00.

Ireland is a participant in the European Monetary Union. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on 1 January 1999. Upon the launch of the euro, the exchange rate for the Irish punt was irrevocably fixed at IRP 0.787564 = €1.00, and on 1 January 2002, the Irish punt was replaced as the lawful currency of Ireland by the euro.

	High	Low	Average(1)	Period end
Year
2000	1.0335(2)	0.8270	0.9303	0.9388
2001	0.9535	0.8370	0.8903	0.8822
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2478	1.3538
Month
January 2005	1.3476	1.2954	1.3123	1.3049
February 2005	1.3274	1.2773	1.3013	1.3274
March 2005	1.3465	1.2877	1.3185	1.2969
April 2005	1.3093	1.2819	1.2943	1.2919
May 2005	1.2936	1.2349	1.2697	1.2349
June 2005	1.2320	1.2035	1.2155	1.2098
July 2005	1.2200	1.1918	1.2041	1.2129

(1)	The average rate for the euro is calculated as the average of the month-end noon buying rates for the relevant year-long period or the average of the noon buying rates on each business day for the relevant month-long period.

(2)	All figures are expressed in US dollars per €1.00

The noon buying rate of the euro on 29 August 2005 was US$1.2313 = €1.00.

The above rates may differ from the actual rates used in the preparation of the financial information appearing in this document. Our inclusion of these exchange rates is not meant to suggest that the euro amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

26. CONSENT

26.1 PricewaterhouseCoopers has given and has not withdrawn its written consent to the inclusion in this document of its reports set out in Part VI and Part VII, and references to its reports and its name in the form and context in which they appear and has authorised the contents of those sections of this document comprising its reports for the purposes of Prospectus Rule 5.5.3R(2). This consent is not provided in accordance with the rules and regulations of the US Securities and Exchange Commission under the 1933 Act.

26.2 Mercer has given and not withdrawn its written consent to the inclusion in this document of all statements attributed to it and references to its name in the form and context in which they appear and has authorised those statements and references for the purposes of Prospectus Rule 5.5.3R(2).

27. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during usual business hours on any weekday (public holidays excepted) for so long as the Rights Issue remains open for acceptance at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, United Kingdom, at the offices of A&L Goodbody, International Financial Services Centre, North Wall Quay, Dublin 1, Ireland, at eircom Group’s office at 114 St Stephen’s Green West, Dublin 2, Ireland, and at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland:

(a)	the Memorandum and Articles of Association of eircom Group;

(b)	the Annual Reports and Accounts of eircom Group, including the audited consolidated accounts for the years ended 31 March 2004 and 31 March 2005;

(c)	the audited consolidated accounts of Valentia Telecommunications for the year ended 31 March 2003;

(d)	the Circular dated 30 August 2005;

(e)	the PricewaterhouseCoopers reports regarding (i) the quarterly results of the Company for the quarter ending 30 June 2005 set out in Part VI of this document; (ii) the Meteor Group’s Financial Information Table set out in Part IV of the Circular, which has been incorporated by reference into this document and (iii) the unaudited pro forma statement set out in Part VII of this document.

(f)	the voting agreement dated 25 July 2005 between the ESOT and WWIHC;

(g)	the Subscription and Transfer Agreements;

(h)	the Underwriting Agreement; and

(i)	the Acquisition Agreement.

28. ANNOUNCEMENT OF RESULTS OF RIGHTS ISSUE

The Company will make an appropriate announcement to a Regulatory Information Service giving details of the results of the Rights Issue and details of the sale of New Shares not taken up on or about 11 October 2005.

Dated: 30 August 2005

Part X

DEFINITIONS

“2004 Admission” or “2004 Listing”	the admission of 466,939,864 Ordinary Shares to the Official Lists and to trading on the market for listed securities of the London Stock Exchange which took place on 24 March 2004

“3 Ireland”	Hutchison 3G Ireland Limited

“A Ordinary Shares”	the A ordinary shares of €0.50 each in eircom Group which were sub-divided into Ordinary Shares, as more fully described in paragraph 5.4(cc)(viii) of Part IX — “Additional Information”

“Accountants’ Report”	the accountants’ report on the Meteor Group as set out in section 2 of Part VI of the Circular

“Acquisition Agreement”	the share purchase agreement between, amongst others, eircom and WWIHC, dated 25 July 2005, in relation to the Acquisition

“Acquisition”	the proposed acquisition of the entire issued share capital of WWII (the holding company of Meteor)

“Additional Licence”	the 3G licence that may be issued by ComReg in accordance with Document 05/41: Information Memorandum on the licence to provide 3G services in Ireland dated 16 June 2005

“Adjusted EBITDA”	EBITDA from continuing operations before restructuring programme costs, exceptional items and pension amortisation

“Admission”	admission of the New Shares, nil paid, to (i) the Official List of the Irish Stock Exchange and to the Official List of the UK Listing Authority and (ii) trading on the London Stock Exchange’s market for listed securities, becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

“Admission and Disclosure Standards”	the requirements contained in the publication “Admission and Disclosure Standards” dated November 2004, containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities

“Adviser Preference Shares”	the cumulative redeemable preference shares of €0.50 in eircom Group all of which were redeemed on 23 December 2003, further details of which are set out in paragraph 5.4 of Part IX — “Additional Information”

“ALLTEL”	ALLTEL Corporation, a Delaware corporation

“Amended Indentures”	the Senior Indenture and the Senior Subordinated Indenture as amended pursuant to the consent solicitation described in paragraph 24.8 of Part IX — “Additional Information”

“Annual Report and Accounts”	the annual report and accounts prepared by Valentia Telecommunications for the financial year ended 31 March 2003 and by eircom Group for the financial years ended 31 March 2004 and 2005, sections of which have been incorporated by reference into this document (see “Relevant Documentation”)

“APSS”	the eircom approved profit sharing scheme constituted by the APSS Trust Deed and acting through its trustee, the ESOT

“APSS Trust Deed”	the trust deed dated 31 March 1999 (as amended from time to time) constituting the eircom approved profit sharing scheme

“Articles”	the articles of association of eircom Group

“Audit Committee”	the committee described in paragraph 12.2 of Part IX — “Additional Information”

“B Ordinary Shares”	the B ordinary shares of €0.50 each in eircom Group which were sub-divided into Ordinary Shares, as more fully described in paragraph 5.4(cc)(ix) of Part IX — “Additional Information”

“Balancing Voting Deferred Shares”	the balancing voting deferred shares of €0.005 each in eircom Group which were sub-divided into Non Voting Deferred Shares, as more fully described in paragraph 7.2(g) of Part IX — “Additional Information”

“Beneficiaries”	the beneficiaries of the ESOT Trust Deed and/or the APSS Trust Deed from time to time as the context requires

“BT”	BT Group PLC

“Business Days”	a day (other than a Saturday or Sunday) on which banks are open for general business in London

“C Shares”	the C shares of €0.05 each in eircom Group which were consolidated and then converted into E Ordinary Shares, as more fully described in paragraphs 5.4(cc)(iii) and 5.4(cc)(v) of Part IX — “Additional Information”

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST)

“Chairman”	the chairman for the time being of eircom Group

“Circular”	the circular issued by the Company in respect of the Acquisition accompanying this document, setting out the basis for the Rights Issue, together with any supplements or amendments thereto

“Combined Code”	the principles of good governance and code of best practice appended to the Listing Rules

“Company” or “eircom Group”	eircom Group plc, a public limited company incorporated under the laws of England and Wales and the ultimate parent company of Valentia Telecommunications and eircom Limited

“Competition Act”	the Irish Competition Act 2002

“ComReg”	the Commission for Communications Regulation, the Irish regulator for telecommunications and successor to the ODTR

“Conversion Date”	the date described in paragraph 7.2(e)(v) of Part IX — “Additional Information”

“Convertible Preference Shares”	the convertible cumulative preference shares of €0.50 each in eircom Group having the rights set out in the Articles

“CPI”	the Irish consumer price index

“CPS Redemption Amount”	the amount described in paragraph 7.2(e)(ii) of Part IX — “Additional Information”

“CREST”	the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which CRESTCo Limited is the operator (as defined in the CREST Regulations)

“CRESTCo”	CRESTCo Limited

“CREST Manual”	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since)

“CREST member”	a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations)

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755)

“CREST Shareholders”	Shareholders holding Ordinary Shares in uncertificated form

“CREST sponsor”	a CREST participant admitted to CREST as a CREST sponsor

“CREST Sponsored member”	a CREST member admitted to CREST as a sponsored member

“CWU”	the Communication Workers Union

“Dealing Day”	a day upon which dealings in domestic securities may take place on and with the authority of the London Stock Exchange and the Irish Stock Exchange

“Deferred Conversion Date”	the date described in paragraph 7.2(e)(v)(F) of Part IX — “Additional Information”

“Demerger”	the eircom/Eircell demerger

“Directors” or “Board”	the Directors of eircom Group as at the date of this document

“Due Proportions”	in the case of Morgan Stanley Securities Limited 73% and in the case of Goodbody Stockbrokers 27%

“E Ordinary Shares”	the E ordinary shares of €0.50 each in eircom Group which were sub-divided into Ordinary Shares, as more fully described in paragraph 5.4(cc)(x) of Part IX — “Additional Information”

“EBITDA”	operating profit or loss from continuing operations before interest, tax, depreciation and amortisation

“Eircell”	Eircell Limited

“Eircell 2000”	Eircell 2000 plc

“eircom”	eircom Limited

“eircom DB Schemes”	the Telecom Eireann Main Superannuation Scheme 1988 and the Telecom Eireann Spouses’ and Children’s Contributory Pension Scheme 1988 as described in paragraph 14.1 in Part IX — “Additional Information”

“eircom DC Schemes”	the eircom Limited Group Defined Contribution Scheme as described in paragraph 14.3 in Part IX — “Additional Information”

“eircom Employee Share Ownership Trust”	the eircom employee share ownership trust constituted by the ESOT Trust Deed and acting through its trustee, the ESOT

“eircom Funding”	eircom Funding (an unlimited public company)

“eircom Group”	eircom Group plc

“eircom Group Acquisition”	the acquisition of the entire issued share capital of Valentia Telecommunications and its subsidiaries by Valentia Holdings Limited (as eircom Group was formerly known) in exchange for an issue of shares of Valentia Holdings Limited (as eircom Group was formerly known)

“eircom Group Key Executive Share Award Plan”	the share award plan described in paragraph 8 of Part IX “Additional Information”

“eircom Main Fund”	the Telecom Eireann Superannuation Fund

“eircom UK”	eircom (UK) Limited

“Enlarged Group”	eircom Group and its subsidiary undertakings as enlarged by the Acquisition

“ESOT CPS Rights Issue”	the issue of 66,000,000 new Convertible Preference Shares to the ESOT at a price of €1.00 per share (by way of rights issue to the ESOT as the sole holder of the 107,000,000 then issued Convertible Preference Shares), simultaneously with the IPO and effective as from 24 March 2004

“ESOT Ordinary Share Rights Issue”	the issue of 54,838,709 Ordinary Shares at the IPO Offer Price to the ESOT (by way of rights issue to the ESOT as the sole holder of Convertible Preference Shares at that time), simultaneously with the IPO and effective as from 24 March 2004

“ESOT Preference Shares”	the cumulative redeemable preference shares of €0.50 in eircom Group all of which were converted into Convertible Preference Shares and Trancheable Redeemable Preference Shares as described in paragraphs 5.4(cc)(vi) and 5.4(cc)(xi) of Part IX — “Additional Information”

“ESOT Trust Deed”	the trust deed dated 31 March 1999 (as amended from time to time) constituting the eircom Employee Share Ownership Trust

“ESOT Trustee”	the trustee of the eircom Employee Share Ownership Trust

“ESOT”	eircom ESOP Trustee Limited registered in Ireland with number 291846 in its capacity as trustee of the eircom Employee Share Ownership Trust and the APSS

“EU”	the European Union

“euro” or “€”	the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended

“Excess Securities”	the securities described in paragraph 7.2(j)(iii)(A) of Part IX — “Additional Information”

“Exchange Act”	US Securities Exchange Act of 1934, as amended

“Exchange Information”	certain business and financial information which the Company is required to publish in accordance with the rules and practices of the UK Listing Authority, LSE and ISE

“Executive Directors”	the executive directors of eircom Group

“Existing Shares”	the existing Ordinary Shares

“ex-rights date”	16 September 2005

“Extraordinary Capital Distribution”	the distribution described in paragraph 7.2(e)(v)(B) of Part IX — “Additional Information”

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be held at Portmarnock Hotel & Golf Links, Portmarnock, Co Dublin at 11.00 a.m. on 15 September 2005 (including any adjournment thereof), notice of which is set out at the end of the Circular

“FASB”	the Financial Accounting Standards Board

“Floor Price”	the price described in paragraph 7.2(e)(v) of Part IX — “Additional Information”

“Floor Price Restriction”	the restriction described in paragraph 7.2(e)(v) of Part IX — “Additional Information”

“FSMA”	the Financial Services and Markets Act 2000, as amended

“Fully Paid Rights”	rights to acquire New Shares, fully paid

“Functional currency”	the currency of the primary economic environment in which the entity operates

“GDP”	gross domestic product

“GNP”	gross national product

“Golden Pages”	Golden Pages Limited

“Goodbody Corporate Finance”	sponsor and financial adviser to the Acquisition, which is regulated by the Irish Financial Services Regulatory Authority under the Investment Intermediaries Act 1995

“Goodbody Stockbrokers”	underwriter to the Rights Issue, which is a member firm of the Irish Stock Exchange, a SETS participant of the London Stock Exchange and is regulated by the Irish Financial Services Regulatory Authority under the Stock Exchange Act 1995

“Gross Dividend”	the dividend payable before tax

“Group”	the Company and its subsidiary undertakings and, where the context requires, other undertakings which have conducted the business now conducted by the Company and such subsidiary undertakings

“IFRIC”	International Financial Reporting Interpretations Committee

“IFRS”	International Financial Reporting Standards

“Indentures”	the Senior Indenture and the Senior Subordinated Indenture

“Infonet”	eircom (Infonet Ireland) Limited

“Intercreditor Obligors”	Valentia Telecommunications, eircom Funding and certain subsidiaries of Valentia Telecommunications

“IPO” or “Initial Public Offering”	the initial public offering of 466,939,864 Ordinary Shares in 2004

“IPO Joint Global Co-ordinators”	Citigroup Global Markets U.K. Equity Limited, Deutsche Bank AG London, Goldman Sachs International and Morgan Stanley Securities Limited

“IPO Joint Sponsors”	Goldman Sachs International and Morgan Stanley & Co. International Limited

“IPO Offer Price”	€1.55

“IPO Underwriters”	Citigroup Global Markets U.K. Equity Limited, Deutsche Bank AG London, Goldman Sachs International, Morgan Stanley Securities Limited, BNP Paribas, Goodbody Stockbrokers, J&E Davy, Merrill Lynch International and Merrion Stockbrokers Limited and their respective affiliates

“IPO Underwriting Agreement”	the underwriting agreement entered into between eircom Group, the Directors, the Selling Shareholders, the Joint Sponsor and the IPO Underwriters dated 19 March 2004

“Ireland”	the Republic of Ireland

“Irish Companies Act”	the Irish Companies Acts 1963 to 2005, as amended

“Irish Listing Rules”	the Listing Rules of the Irish Stock Exchange

“Irish Stock Exchange”	the Irish Stock Exchange Limited

“Irish Takeover Panel”	the Irish Takeover Panel established pursuant to the Irish Takeover Panel Act 1997

“Irish Takeover Rules”	the Irish Takeover Panel Act 1997, Takeover Rules 2002

“IRU”	indefeasible rights of use

“ITI”	Irish Telecommunications Investments Limited

“LC Debt”	the various letters of credit issued by the LC Issuer

“LC Issuer”	the LC issuer described in paragraph 24.7 of Part IX — “Additional Information”

“Lionheart”	Lionheart Ventures (Overseas) Limited

“Listing Rules”	the listing rules of the Irish Stock Exchange and/or the UK Listing Authority, as the context so requires

“London Stock Exchange”	London Stock Exchange plc

“Mercer”	Mercer Human Resource Consulting Limited

“Meteor”	Meteor Mobile Communications Limited

“Meteor Group’s Financial Information Table”	the financial information table prepared in relation to the Meteor Group as set out in Section 2 of Part IV of the Circular

“Meteor Group”	WWII and its subsidiaries, including Meteor

“Minister”	the Irish Minister for Communications, Marine and Natural Resources

“MMS”	multimedia messaging services

“MNP”	mobile number portability

“Morgan Stanley”	in its capacity as sponsor and financial adviser to the Acquisition, means Morgan Stanley & Co. Limited, in its capacity as an Underwriter, means Morgan Stanley Securities Limited and, in its capacity as sponsor and financial adviser to the Rights Issue, means Morgan Stanley & Co. International Limited and, where appropriate and/or the context requires, includes any or all of Morgan Stanley & Co. Limited, Morgan Stanley Securities Limited and Morgan Stanley & Co. International Limited

“MTM”	many to many

“Newco”	Barra Limited

“New Holding”	the combined holding of Existing Shares and New shares

“New Shares”	the 313,054,059 new Ordinary Shares which the Company is proposing to allot and issue pursuant to the Rights Issue

“Nil Paid Rights”	rights to acquire New Shares, nil paid

“Non-Executive Directors”	the non-executive directors of eircom Group

“Non-Voting Deferred Shares”	the non-voting deferred shares of €0.001 each in eircom Group having the rights set out in the Articles as described in paragraph 7.2(g) of Part IX — “Additional Information”

“NRF”	new EU regulatory framework for the electronic communications, networks and services sector

“ntl Ireland”	ntl Communications (Ireland) Ltd

“O2”	O2 Ireland, the Irish subsidiary of O2 plc

“ODTR”	Office of the Director of Telecommunications Regulation

“Ofcom”	UK Office of Communications

“Official Lists”	the Official Lists of the Irish Stock Exchange and the UK Listing Authority

“Option Plan”	the plan described in paragraph 11 of Part IX — “Additional Information”

“Ordinary Shares”	ordinary shares of €0.10 each in eircom Group

“Overseas Shareholders”	Qualifying Shareholders with registered addresses in, or who are citizens, residents or nationals of jurisdictions outside the United Kingdom

“PFIC”	the passive foreign investment company described in paragraph 23.8 of Part IX — “Additional Information”

“Phonewatch”	eircom Phonewatch Limited

“Preference Shares”	the Convertible Preference Shares, the Redeemable Preference Shares and the Trancheable Redeemable Preference Shares

“Prospectus” or “this document”	the Prospectus issued by the Company in respect of the Rights Issue, together with any supplements or amendments thereto

“Prospectus Rules”	the Prospectus Rules brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004

“Providence”	Providence Equity Partners Inc.

“Provisional Allotment Letter” or “PAL”	the provisional allotment letter to be issued to Qualifying non-CREST Shareholders (other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States)

“QEF”	a qualified electing fund

“Qualified Institutional Buyer” or “QIB”	a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act

“Qualifying CREST Shareholders”	Qualifying Shareholders holding Shares in uncertificated form

“Qualifying non-CREST Shareholders”	Qualifying Shareholders holding Shares in certificated form

“Qualifying Shareholders”	Shareholders on the register of members of the Company at the close of business on the Record Date

“Receiving Agent”	Computershare Investor Services PLC

“Record Date”	13 September 2005

“Redeemable Preference Amount”	the redeemable preference amount as described in paragraph 7.2(c)(ii) of Part IX — “Additional Information”

“Redeemable Preference Shares”	the redeemable preference shares of €0.50 each in eircom Group having the rights set out in the Articles

“Regulation S”	Regulation S under the Securities Act

“Release date”	the date described in paragraph 7.2(c)(iv)(A) of Part IX — “Additional Information”

“Remuneration Committee”	the remuneration committee of the Company

“Resolutions”	the resolutions set out in the notice convening the Extraordinary General Meeting at the end of the Circular

“Rights Issue Price”	€1.35 per New Share

“Rights Issue”	the offer by way of rights to Qualifying Shareholders to acquire New Shares, on the terms and conditions set out in this document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter

“Rule 144A”	Rule 144A under the Securities Act

“SAB 104”	Staff Accounting Bulletin 104

“SAB 107”	Staff Accounting Bulletin 107

“SDRT”	stamp duty reserve tax

“SEC”	United States Securities and Exchange Commission

“Securities Act”	the US Securities Act of 1933, as amended

“Selling Shareholders”	PV III Investment (Cayman) Limited, PV Investment (Cayman) Limited, PV III (O) Investment (Cayman) Limited, PV (O) Investment (Cayman) Limited, Knightstown Investor Limited, EMOF L.L.C., Lionheart Ventures (Overseas) Limited, Goldman Sachs Group, Inc., Yoghal Trading Limited, Hazelview Limited, Peter Lynch, Herb Hribar, Cathal Magee, David McRedmond, Brian Montague, Con Scanlon and John Conroy

“Senior Credit Facility”	the secured senior credit facility agreement dated 18 March 2004 entered into, between, amongst others, Valentia Telecommunications, as the original borrower and original guarantor, Deutsche Bank AG London, Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley Bank as the mandated lead arrangers, the financial institutions named therein as the original lenders, and Deutsche Bank AG London as the facility agent and security agent

“Senior Executives”	the members of senior management (other than the Directors) set out in Part IV — “Directors and Senior Management”

“Senior Indenture”	the indenture governing the Senior Notes — described in paragraph 24.8 of Part IX — “Additional Information”

“Senior Notes”	the €550 million 7.25% Senior Notes described in paragraph 24.9 of Part IX — “Additional Information”

“Senior Subordinated Indenture”	the indenture governing the Senior Subordinated Notes — described in paragraph 24.8 of Part IX — “Additional Information”

“Senior Subordinated Notes”	the €285 million 8.25% senior subordinated euro notes and the $250 million 8.25% senior subordinated dollar notes described in paragraph 24.10 of Part IX — “Additional Information”

“Service Contract” or “Service Contracts”	the Executive Directors’ service contract or service contracts as the context requires

“SFAS 123R”	Statement of Financial Accounting Standards No. 123R — “Share-Based Payment”

“Share Award Plan”	the eircom Group Key Executive Share Award Plan

“Share Option Plan”	the eircom Group Employee Share Option Plan 2004

“Share Schemes”	share incentive arrangements for employees of the Group

“Shareholders”	holders of Ordinary Shares

“Sigma”	Sigma Telecom Limited

“Smart Telecom”	Smart Telecom plc

“Soros”	Soros Private Equity Partners Limited

“Sponsor”	Morgan Stanley & Co. International Limited

“Sterling Deferred Shares”	the non-voting sterling deferred shares of £1.00 each in eircom Group having the rights set out in the Articles as described in paragraph 7.2(f) of Part IX — “Additional Information”

“Subscription and Transfer Agreements”	an initial subscription agreement made between the Company, Newco and Morgan Stanley Securities Limited and two further subscription and transfer agreements made between the Company, Newco, Morgan Stanley Securities Limited and Goodbody Stockbrokers

“Takeover Directive”	EU Directive on Takeover Bids

“Third Party Preference Shares”	the cumulative redeemable preference shares of €0.50 each in eircom Group all of which were described in paragraph 5.4(d)(viii) of Part IX “Additional Information”

“TIS”	temporary income stream

“Tranche B Redeemable Preference Shares”	the tranche B redeemable preference shares described in paragraph 7.2(d)(i) of Part IX — “Additional Information”

“Trancheable Redeemable Preference Amount”	has the meaning ascribed to it in paragraph 7.2d(iii) of Part IX “Additional Information”

“Trancheable Redeemable Preference Shares”	the trancheable redeemable preference shares of €0.50 each in eircom Group having the rights set out in the Articles

“Treaty Country”	an EU member state or a country with which Ireland has a double tax treaty

“UK — US Estate Tax Treaty”	the treaty described in paragraph 22.7 of Part IX — “Additional Information”

“UK City Code”	the UK City Code on Takeovers and Mergers

“UK Companies Act”	the United Kingdom Companies Act 1985, as amended

“UK GAAP”	generally accepted accounting principles in the United Kingdom

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VII of the Financial Services and Markets Act 2000

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“uncertificated” or “in uncertificated form”	recorded on the register of members as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

“Underwriters”	Morgan Stanley Securities Limited and Goodbody Stockbrokers

“Underwriting Agreement”	the conditional underwriting agreement described in paragraph 24.2 of Part IX — “Additional Information — Material contracts”

“United States” or “US” or “USA”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“US GAAP”	generally accepted accounting principles in the United States

“US GAAS”	generally accepted auditing standards in the United States

“Valentia Telecommunications Acquisition”	the acquisition of the entire share capital of eircom by Valentia Telecommunications

“Valentia Telecommunications”	Valentia Telecommunications (an unlimited public company)

“Vice-Chairman”	the vice-chairman for the time being of eircom Group

“Vodafone”	Vodafone Ireland, the Irish subsidiary of Vodafone Group

“Vodafone Group”	Vodafone Group plc

“Western Wireless Group”	Western Wireless Corporation and its subsidiaries, including WWIHC

“WWC”	Western Wireless Corporation

“WWIHC” or the “Seller”	Western Wireless International Holding Corporation, the current 100% owner of Meteor through WWII

“WWII”	Western Wireless International Ireland LLC, the holding company of Meteor (formerly Western Wireless International Ireland Corporation)

Part XI

GLOSSARY OF TECHNICAL TERMS

“3G”	third generation mobile

“ADSL bitstream access”	a broadband access product which utilises ADSL in the local loop point of presence and then transports across the network to an ADSL regional point of presence. It allows a voice and an ADSL service to be integrated over the same two-wire copper pair

“ADSL” or “Asymmetric digital subscriber line”	a DSL technology that provides for greater downstream transmission of data from the server to the client, compared with the opposite direction

“Agency re-billing”	effectively enables an OAO to own the billing relationship with the end customer for all eircom services delivered over a particular line. A prerequisite for this service is that the end customer must have already taken carrier pre-selection for all call types with the relevant operator

“Appeals Panel”	the Electronic Communications Appeals Panel established by the Minister pursuant to Regulation 4(1) of the European Communities (Electronic Communications Networks and Services) (Framework) Regulations 2003 of Ireland

“ARO” or “Access reference offer”	a standard form document that sets out details and terms of an offering of local loop access service to access seekers

“ARPU”	the average revenue per unit; this is a measure of the average monthly revenue generated for each customer unit, such as a mobile phone or pager, that a carrier has in operation

“ATM” or “Asynchronous transfer Mode”	an international ISDN high-speed, high-volume, packet-switching protocol which supplies bandwidth on demand and divides any signal (voice, date or video) into efficient, manageable packets for ultra-fast switching

“BARO”	bitstream access reference offer

“BIP”	business internet protocol

“Bitstream”	a wholesale broadband offering which incorporates the high frequency element of the end user access line together with the core network connection to the ISP

“Broadband”	a descriptive term for evolving digital technologies that provide consumers with a signal-switched facility offering integrated access to voice, high-speed data service, video-demand services and interactive delivery services (typically at speeds greater than 512Kb/s)

“BTS”	base transceiver station

“Business IP+”	a service that allows multi-site customers to build data networks between sites and is carried on a separate network from the public internet and is therefore secure

“Call termination”	the rate agreed between service providers as defined in the International Telecommunication Regulations

“CPS” or “Carrier pre-selection”	an automated network capability which diverts calls originated on an eircom customer’s line onto the network of the selected OAO who then delivers the call service to the end user

“DECT”	digital enhanced cordless technology

“DSL”	digital customer line and access technology that allows voice and high-speed data to be sent simultaneously over local exchange copper wires

“Eirpac”	Eirpac is a public switched data network supporting X.25 and X.28 protocols and applications. Eirpac is eircom’s packet switched data network. It allows users to exchange data directly and securely between computers and terminals

“Frame relay”	frame relay is a high-speed open protocol that is more efficient than packet switching and is particularly suited to data-intensive applications such as connecting local area networks

“FRIACO” or “Flat rate internet access call origination”	an un-metered interconnection service that provides capacity from originating customers to the point of connection of an operator for internet access calls

“Gb/s”	gigabits per second

“Geographic number portability”	refers to the practice of allowing customers to transfer their telephone numbers from one telephone operator (PSTN, mobile, IP-based or other) to another operator

“GPRS”	general packet radio service

“GSM”	global system for mobile communications

“GSM 900Mhz”	the global system for mobile communications, operating at a frequency of 900 Megahertz

“GSM 1800Mhz”	the global system for mobile communications, operating at a frequency of 1800 Megahertz

“Interconnect”	the connection of one telecom operator’s network to another to facilitate the delivery of calls between the networks

“Interconnection charge”	the charge levied for either the origination, transit or termination of a call delivered from one network to another

“Internet”	a public network based on a common communication protocol which supports communication through the world wide web

“IP” or “Internet protocol”	the communications standard that defines the unit of information passed between computer systems that provides a basic packet delivery service

“ISDN” or “Integrated services digital network”	an international standard which enables high speed simultaneous transmission of voice and/or data over an existing public network. An ISDN line consists of between 16 and 30 access channels.

“ISP” or “Internet service provider”	a company providing internet access

“Kb/s”	kilobits per second

“Lan” or “Local area network”	a short distance data network used to link together computers through a main control centre, enabling access to a centralised database

“LLU”	local loop unbundling which is the requirement on the incumbent in the telecommunications market to make available to other providers individual components of its network, so that other providers can offer a full range of competitive telecommunications services

“LRIC”	long run incremental costs

“Managed internet”	a service that provides a Business IP+ customer with an internet connection directly from their IP network and allows all sites on the customer’s network to access this gateway to the internet

“Managed-site payphone”	a public payphone for which the operator provides installation, maintenance and cash collection services, as well as owning the telephone line and setting the tariffs

“MANs”	metropolitan area fibre networks

“Mast access”	a procedure for safe working on masts, antennas, feeders and channel combining equipment

“Mb/s”	megabits per second

“MNP”	mobile number portability

“MRD”	market requirements document

“MSSPRing”	multiplex section shared protection ring

“MVCT”	mobile voice call termination

“MVNO”	mobile virtual network operator

“Narrowband”	a network or circuit capacity of less than 64bit/s

“Next generation network”	a network characterised by high standards both in terms of network protection and traffic restoration, through which an operator is able to provide innovative services to its customers

“NTC”	number translation codes

“Number portability”	the ability of a customer to transfer from one telecom operator to another and retain the original number

“OAO”	other authorised operator

“Packet switching”	the process of routing and transferring data by means of addressed packets, so that a channel is occupied during the transmission of the packet only, and upon completion of the transmission, the channel is made available for the transfer of other traffic

“PPCs” or “Partial private circuits”	a service consisting of the provision of dedicated capacity from a customer’s premises to an operator’s point of connection using bulk transmission pipes between the networks and combining many customer premises connections onto each bulk transmission pipe

“PSTN” or “Public switched telephone network”	a domestic telecommunications network usually accessed by telephones, key telephone systems, private branch exchange trunks and data arrangements. A PSTN line consists of a single access channel

“Rate-adaptive ADSL”	a flexible version of DSL that can be used to reach customers at distances beyond the reach of fixed-rate ADSL on a given line

“Remote access service”	a service that allows the customer to dial into the customer’s network via the internet

“Retail fixed narrowband access markets”	the fixed line retail market providing communications services operating over a relatively narrow bandwidth, for example with modem or data speeds of up to 56 Kb/s over PSTN, or 64 Kb/s over ISDN

“Retail sub-caps”	the main basket price cap of CPI +0% allows the prices to rise by up to CPI on average, which might involve some prices rising by more than CPI and some rising by a smaller amount, or even falling. A sub-cap (e.g. CPI-CPI) may be applied to an individual item (e.g. PSTN line rental) such that the item has an individual limit in addition to the overall basket limit

“RIO”	reference interconnect offer

“SB-AR”	single billing — agency rebilling

“SB-WLR”	single billing — wholesale line rental

“SDH”	synchronous digital hierarchy

“Signalling connect control point”	the roaming signalling service which enables a mobile operator’s customers roaming abroad to make and receive calls on the networks of their mobile operator’s roaming partners and to enable customers of such roaming partners to make and receive calls when roaming on the mobile operator network in Ireland

“SIM packs”	subscriber identity mobile packs

“Single billing”	a facility whereby an OAO can purchase all the elements of the PSTN service from eircom at a wholesale rate and re-sell to the end customer thus providing the end customer with a single bill for the complete service. A prerequisite for this service is that the end customer must have already taken carrier pre-selection for all call types with the relevant operator

“SME”	small and medium enterprise

“SMP”	significant market power, which has the meaning given to it in the (Irish) European Communities (Electronic Communications Networks and Services) (Framework) Regulations 2003

“SMS” or “Short messaging service”	enables transmissions of alphanumeric messages of up to 160 characters among fixed-line and mobile subscribers and is only available on digital networks

“SNCP”	sub network connection protection

“PCM” or “Pulse-code modulation”	modulation in which a signal is sampled, and the magnitude (with respect to a fixed reference) of each sample is quantised and digitised for transmission over a common transmission medium

“PDH” or “Plesiochronous digital hierarchy”	the DS1/DS2/DS3 (digital signal) family of signals which were developed as an asynchronous multiplexed hierarchy for transmission systems

“Switched data services”	services that are used to transfer data between specific points in a network by means of electronic, optical or electromechanical routing of signals, including frame relay, asynchronous transfer mode, and packet switching

“Traffic”	calls or other transmissions being sent and received over a communications network

“Transit services”	conveyance services provided by a network between two points of interconnection. It is a service that links two networks that are not interconnected

“ULMP”	unbundled loop metallic path

“Unbundled local loops”	under the provision of the regulations of the European Parliament and European Council on Unbundled Access to the Local Loop, eircom is obliged to provide unbundled local access services to OAOs and to publish an ARO, which describes the access services it offers. Unbundled local access comprises physical co-location in order to access the unbundled local metallic path or line sharing

“USO”	universal service obligations

“Virtual private network”	a switched network with special services such as abbreviated dialling

“VoIP”	voice over IP services

“VUS”	vulnerable user scheme

“WAS”	wholesale ancillary services

“Wi-Fi”	wireless fidelity a high frequency wireless local area network technology

“WiMAX”	worldwide interoperability for microwave access

“WLR”	wholesale line rental

Part XII

BASES AND SOURCES

The Group and the Meteor Group operate in an industry in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated, the industry and market data in this document have been extracted from the Group’s management records. The non financial operating data included in this document have been extracted without material adjustment from the Group’s management records. Unless otherwise stated, the financial information included in this document has been extracted without material adjustment from the financial statements contained in the Annual Report and Accounts and the Group’s accounting records.

Where stated, the market and competitive position data in this document have been obtained from quarterly and other information published by ComReg or from other third party sources. The information contained in this document has been accurately reproduced and as far as the Company is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

This information includes:

A.	ComReg,Irish Communications Market, Quarterly Key Data Report, June 2005.

B.	Meteor’s internal sources.

C.	ComReg, Irish Communications Market, Quarterly Key Data Report, March 2005.

D.	Central Statistics Office, Population and Labour Force Projections, 2006 - 2036.

E.	ComReg, Irish Communications Market, Quarterly Key Data Report, March 2004.

F.	Mobile Communications, 19 July 2005.

G.	Global Insight’s Economic World Overview, 15 March 2005.

H.	ComReg, Irish Communications Market, Quarterly Key Data Report, December 2002.

I.	ComReg, Irish Communications Market, Quarterly Key Data Reports, September 2004 - March 2005.

J.	The Group’s internal sources.

K.	ODTR, The Irish Telecommunications Market, Quarterly Review, December 1999 - February 2000.

L.	Unaudited Group financial information sourced from financial and accounting records. The financial information for the Group for the three years ended 31 March 2005 was prepared on a consistent basis with the financial information of the Annual Report and Accounts (in accordance with UK GAAP). The financial information for the quarter ended 30 June 2005 was prepared in accordance with IFRS.

M.	ComReg, Irish Communications Market, Quarterly Key Data Reports, December 2002 - March 2005; and ODTR, The Irish Telecommunications Market, Quarterly Review, June and September 2002.

N.	ComReg Trends Report Q2 2005, June 2005, prepared by Amárach Consulting.

O.	ComReg, License to Provide 3G Services in Ireland, 15 June 2005.

P.	Audited Group financial information.

Q.	Unaudited Group management information and records.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Group plc (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: August 31, 2005	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: August 31, 2005	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: August 31, 2005	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: August 31, 2005	Title:	Chief Executive Officer